Exhibit 99.2

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for a

SPECIAL MEETING

of

HOLDERS OF COMMON SHARES, OPTIONS AND RESTRICTED SHARE UNITS

of

INTEROIL CORPORATION

with respect to an

ARRANGEMENT

involving

INTEROIL CORPORATION AND

OIL SEARCH LIMITED

June 24, 2016

THIS BOOKLET CONTAINS IMPORTANT INFORMATION

InterOil Corporation 163 Penang Road #06-02 Winsland House II Singapore 238463 Tel: (65) 6507 0222 Fax: (65) 6507 0249 www.interoil.com

June 24, 2016

Dear Fellow Securityholder:

You are invited to attend a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of InterOil Corporation (“InterOil”) to be held in the Grand Salon, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019, on Thursday, July 28, 2016 at 12:00 p.m. (Eastern time).

At the Meeting, pursuant to the interim order of the Supreme Court of Yukon (the “Court”), the Securityholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving InterOil and Oil Search Limited (“Oil Search”), to be carried out pursuant to an amended and restated arrangement agreement dated effective as of May 20, 2016 among InterOil and Oil Search (the “Arrangement Agreement”).

Full details of the Arrangement are set out in the accompanying Notice of Meeting and Management Information Circular (the “Information Circular”). The Arrangement Agreement provides for the implementation of the Arrangement. A description of the events leading up to the announcement of the Arrangement can be found under the heading “Background to the Arrangement” on page 19 of the Information Circular.

Shareholders and RSU Holders who submit a duly completed letter of transmittal and election form (a “Letter of Transmittal and Election Form”) will have the ability to choose whether to receive, in exchange for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), either: (i) 8.05 ordinary shares of Oil Search (or, at the election of a Shareholder, the number of Oil Search American Depositary Shares representing 8.05 ordinary shares of Oil Search); or (ii) a cash amount equal to the product of 8.05 and the 5-day volume weighted average price of Oil Search’s shares on the Australian Securities Exchange (the “ASX”) calculated as of the date anticipated to be the third business day prior to closing (converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10 a.m. (Sydney time) on the date following such calculation date), subject to proration if cash elections exceed US$770 million. In addition, pursuant to the Arrangement, each Shareholder and RSU Holder who submits a duly completed Letter of Transmittal and Election Form will receive, in exchange for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), a contingent value right (“CVR”) which will represent the right to receive a contingent payment that is linked to the volume of the PRL 15 2C Resources (as defined in the Information Circular – see page 40 for more information). In particular, each CVR will entitle the holder thereof to approximately US$6.044 for each tcfe of the PRL 15 2C Resources that is above 6.2 tcfe and will be governed by the terms and conditions of a CVR note trust deed (the “CVR Agreement”) to be entered into after the Meeting (provided that the Arrangement Resolution is approved by the requisite majority of Securityholders and the other conditions to closing are satisfied or waived) between Oil Search and Equity Trustees Limited (ACN 004 031 298).

Since the payment to be made to holders of the CVRs is dependent upon the volume of PRL 15 2C Resources, the premium being offered by Oil Search for the Common Shares (including each Common Share issued to holders of RSUs pursuant to the Arrangement) also varies. Example calculations of the value of the consideration and corresponding premium being offered by Oil Search for each Common Share are shown below:

	PRL 15 2C Resources
(US$ per Common Share)	6.2 tcfe	6.5 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe(1)
Share Consideration(2)	$40.25	$40.25	$40.25	$40.25	$40.25	$40.25
CVR – Potential Value(3)	$0.00	$1.81	$4.84	$10.88	$16.92	$22.97
Aggregate Consideration/Common Share	$40.25	$42.06	$45.09	$51.13	$57.17	$63.22

Premium (%)	6.2 tcfe	6.5 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe
Premium to last pre-signing close(4)	27%	33%	42%	62%	81%	100%
Premium to 2-month VWAP(5)	26%	32%	41%	60%	79%	98%
Premium to 3-month VWAP(6)	33%	38%	48%	68%	88%	108%

(1)	Consideration increases by approximately US$6.044 per Common Share for each incremental tcfe (including each tcfe above 10.0 tcfe).
(2)

Based on Oil Search’s 10-day volume weighted average price (“VWAP”) in AUD per share to May 19, 2016, converted daily to USD using the Reserve Bank of Australia’s reference AUD/USD rate, implying a price of US$5.00 per share. Excluding any potential cash payment associated with the CVRs.

(3)	Assumes 51,123,663 CVRs are outstanding at the time of redemption. Represents potential future payment at given certified resource level; not discounted to present value.
(4)	Based on InterOil’s closing price of US$31.65 per share as at May 19, 2016.
(5)	Based on InterOil’s 1-month VWAP up to and including May 19, 2016 of US$31.88 per Common Share.
(6)	Based on InterOil’s 3-month VWAP up to and including May 19, 2016 of US$30.37 per Common Share.

The instructions for making elections are set out in the Letter of Transmittal and Election Form. The deadline for making elections will be 2:00 p.m. (New York time) on the business day that is anticipated to be three business days prior to the completion of the Arrangement; InterOil will provide at least two business days’ prior notice of such deadline by means of press release. Only registered Shareholders and holders of RSUs are required to submit a Letter of Transmittal and Election Form. If you are a non-registered Shareholder holding your Common Shares through a nominee such as a broker, investment dealer, bank, trust company, custodian or other nominee, you should carefully follow any instructions provided to you by such nominee in order to make your elections.

The Arrangement, which is not subject to any outstanding regulatory approvals, must be approved by at least (i) 66 2⁄3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; and (ii) 66 2⁄3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Common Share, Option and RSU entitling the holder thereof to one vote.

The Arrangement is also conditional upon InterOil being satisfied that the CVRs will be approved for listing on the ASX or another qualified exchange. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S. dollars. Oil Search has confirmed that it will continue to take all steps required to procure the listing of the CVRs on the ASX as a debt security quoted in U.S. dollars.

The board of directors of InterOil (the “Board”), having undertaken a thorough review of, and having carefully considered, information concerning InterOil, Oil Search and the Arrangement, and after consulting with InterOil’s financial and legal advisors has unanimously determined that the Arrangement is in the best interests of InterOil (taking into account the relevant stakeholders thereof). Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

The accompanying Notice of Special Meeting of Holders of Common Shares, Options and RSUs and Information Circular describe the Arrangement and include certain additional information to assist you in considering how to vote on the proposed special resolutions. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisors.

Yours truly,

(Signed) Chris Finlayson

Chris Finlayson

Chairman of the Board of InterOil

If you have any questions, or require any assistance in voting your Securities, please call:

Telephone Toll Free: (800) 322-2885; Outside North America Call Collect: (212) 929-5500

Email: iocproxy@mackenziepartners.com

INTEROIL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, OPTION HOLDERS AND RSU HOLDERS

NOTICE IS HEREBY GIVEN, in accordance with an interim order (the “Interim Order”) of the Supreme Court of Yukon dated June 28, 2016, of a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of InterOil Corporation (“InterOil”) to be held in the Grand Salon, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019, on Thursday, July 28, 2016 at 12:00 p.m. (Eastern time) for the purposes of:

(a)

considering, and, if deemed advisable, passing, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule B to the accompanying Management Information Circular dated June 24, 2016 (the “Information Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (“YBCA”), all as more particularly described in the Information Circular; and

(b)	transacting such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The full text of the amended and restated arrangement agreement (the “Arrangement Agreement”) dated effective as of May 20, 2016 among InterOil and Oil Search Limited is available under InterOil’s SEDAR profile at www.sedar.com and the full text of the Interim Order is attached as Schedule F to the Information Circular. This Notice of Meeting is accompanied by the Information Circular and forms of proxy and the Information Circular contains additional information relating to matters to be dealt with at the Meeting.

InterOil has set June 20, 2016 as the record date (the “Record Date”) for the determination of the Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the register of the holders of Common Shares as at the Record Date or Option Holders or RSU Holders as at the Record Date will be entitled to receive notice of and to vote at the Meeting in respect of such Common Shares, Options or RSUs, as applicable.

Securityholders may attend the Meeting in person or may be represented by proxy. Registered Shareholders, Option Holders and RSU Holders, are encouraged to complete, sign, date, and return the accompanying applicable form of proxy so that such Securityholders’ Common Shares, Options or RSUs, as applicable, can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Securityholder’s instructions, whether or not you plan to attend. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1) or MacKenzie Partners Inc. (105 Madison Avenue, New York, New York, 10016) no later than 12:00 p.m. (Eastern time) on July 26, 2016 or at least 48 hours (excluding Saturdays, Sundays or statutory holidays) prior to the time set for any adjournment or postponement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

Your Common Shares, Options or RSUs will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “FOR” the Arrangement Resolution.

Non-registered Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their intermediary to complete the necessary transmittal and election documents and to ensure that they receive payment for their Common Shares if the Arrangement is completed.

A Securityholder that has questions or requires more information with regard to the voting of Common Shares, Options or RSUs, as applicable, should contact MacKenzie Partners Inc., toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com

Registered Shareholders, Option Holders and RSU Holders may exercise their rights by attending the Meeting or by completing and returning a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder as of the Record Date who dissents in respect of the Arrangement Resolution (each a “Dissenting Shareholder”) is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to InterOil not later than 12:00 p.m. (Eastern time) on July 26, 2016, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in the Information Circular, including the relevant provisions of section 193 of the YBCA, as modified by the Interim Order and the Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss of any right of dissent. These rights are described in detail in the accompanying Information Circular under the heading “Dissent Rights”. The text of section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule H to this Information Circular. It is recommended that you seek legal advice if you wish to exercise your right to dissent.

DATED this 24th day of June, 2016.

By Order of the Board of Directors of

INTEROIL CORPORATION

(signed) Sheree Ford

Sheree Ford

General Counsel and Corporate Secretary

SUMMARY OF THE ARRANGEMENT

The following summarizes the principal features of the Arrangement and certain other matters. This Summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the schedules hereto and documents incorporated into this Information Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary. The full text of the Amended and Restated Arrangement Agreement may be viewed on SEDAR at www.sedar.com under filings made by InterOil.

The Meeting

The Meeting will be held on, Thursday, July 28, 2016 at 12:00 p.m. (Eastern time) at the Grand Salon, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019.

InterOil has set June 20, 2016 as the record date for the determination of the Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the register of the holders of Common Shares as at the Record Date or Option Holders or RSU Holders as at the Record Date will be entitled to receive notice of and to vote at the Meeting in respect of such Common Shares, Options or RSUs, as applicable.

Voting

Securityholders may attend the Meeting in person or may be represented by proxy. The persons named in the enclosed forms of proxy are directors of InterOil. A Securityholder has the right to appoint a person (who need not be a Securityholder) to represent him, her or it at the Meeting other than the persons designated in the forms of proxy provided by InterOil to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of the management designees in the applicable enclosed form of proxy and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. To vote the Securities, such proxyholder must attend the Meeting. If the named proxy does not attend the meeting, your Securities will not be voted. In order to be effective, a proxy must be deposited with Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 or with Mackenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, no later than 12:00 p.m. (Eastern time) on July 26, 2016 or two Business Days prior to any adjournment or postponement of the Meeting. A proxy must be in writing and executed by the Securityholder, or such Securityholder’s attorney authorized in writing, or if such Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. See “General Proxy Information – Appointment and Revocation of Proxies”.

Vote Required to Approve the Arrangement

At least two-thirds of the votes cast on the Arrangement Resolution by Shareholders at the Meeting and at least two-thirds of the votes cast on the Arrangement Resolution by Securityholders (voting as a single class) at the Meeting, must be voted FOR the Arrangement Resolution in order for it to be approved. See “The Arrangement – Shareholder and Court Approvals”

Who is Oil Search?

Oil Search is an oil and natural gas exploration and production company which was established in 1929 and is incorporated and domiciled in Papua New Guinea (PNG). Oil Search is a company limited by shares under the Papua New Guinea Companies Act 1997. Oil Search Shares are listed on the ASX and the POMSoX under the symbol OSH. Oil Search American Depositary Shares (ADSs) are traded on the United States over the counter market under the code OISHY through an ADS program administered by Bank of New York Mellon.

The registered office and head office of Oil Search is located at Ground Floor, Harbourside East Building Stanley Esplanade, National Capital District Port Moresby, Papua New Guinea. See “Information Relating to Oil Search” and Schedule A.

i

The Arrangement

The purpose of the Meeting is for Shareholders and Securityholders, voting together as a single class, to consider and, if thought advisable, pass, with or without variation, the Arrangement Resolution. If the Arrangement is completed, Oil Search will acquire all of the issued and outstanding Common Shares.

Under the terms of the Arrangement, Shareholders and RSU Holders who submit a duly completed Letter of Transmittal and Election Form will have the ability to choose whether to receive, in exchange for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), either: (i) 8.05 Oil Search Shares (or, at the election of a Shareholder, the number of Oil Search ADSs representing 8.05 Oil Search Shares); or (ii) a cash amount equal to the product of 8.05 and the 5-day volume weighted average price of Oil Search’s shares on the ASX calculated as of the date anticipated to be the third business day prior to closing (converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10:00 a.m. (Sydney time) on the date following such calculation date) subject to proration if cash elections exceed $770 million. In addition, pursuant to the Arrangement, each Shareholder and RSU Holder, as applicable, who submits a duly completed Letter of Transmittal and Election Form, will also receive, in exchange for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), a CVR which will represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Agreement. See “Transaction Agreements – Arrangement Agreement” in this Information Circular.

Following the completion of the Arrangement, Shareholders will beneficially own between approximately 14% and 21% of the Oil Search Shares (depending on the number of Securityholders who elect to receive the Cash Consideration), with existing Oil Search shareholders owning between approximately 79% and 86%. See “The Arrangement – Reasons for the Recommendation”.

Background to the Arrangement

The Board, with the assistance of InterOil’s management and advisors, continually reviews and assesses InterOil’s assets and financial profile, and considers all available options that may be in the best interests of InterOil and its Shareholders, including strategic transactions and other alternatives in order to ensure that InterOil has access to sufficient ongoing funding for the business’ development plans, including capital expenditures. In the past, such review has resulted in strategic transactions including the sale of an interest in the PRL 15 Fields to Total.

As part of InterOil’s ordinary course funding initiatives, the Board determined in mid-2015 to explore the sale of minority interests in certain of InterOil’s assets (the “Asset Sale Process”). Commencing in September 2015, InterOil began contacting potentially interested parties about participating in this process. A total of 36 parties were ultimately engaged, a number of which entered into confidentiality agreements and undertook due diligence on InterOil’s assets. The Asset Sale Process did not initially result in any proposals that the Board found to be attractive or in the best interest of InterOil and its Shareholders. As a result, in the fourth quarter of 2015, the Board decided to supplement the Asset Sale Process by approaching a select group of major oil and gas companies about the possibility of a more significant minority investment transaction with respect to certain of InterOil’s assets, with the possibility of the investor becoming the operator of those assets. Accordingly, commencing in November 2015, senior executives of InterOil held discussions with representatives of four major oil and gas companies (including Oil Search and parties that we will refer to as “Party A” and “Party B”), each of which entered into a confidentiality agreement and was provided with detailed due diligence materials with respect to the relevant assets.

In December 2015, Party A informed InterOil that one of the options it was considering was a proposal to acquire all of InterOil’s outstanding shares (a “Whole Company Transaction”). Management conducted discussions with Party A to ensure it was appropriately considering all available options that may be in the best interests of InterOil and its Shareholders. Preliminary discussions between InterOil and Party A took place in December 2015. On March 1, 2016, InterOil signed a revised confidentiality agreement with Party A concerning a possible Whole Company Transaction. Party A provided InterOil with an indicative proposal on March 3, 2016. After carefully considering the proposal and consulting with its external advisors, the Board determined that the indicative Whole Company Transaction proposal from Party A was not sufficient to merit further negotiations at that time with Party A with respect to a Whole Company Transaction. However, discussions continued between InterOil and Party A in relation to the Asset Sale Process.

ii

On March 11, 2016, InterOil received a written, non-binding indicative proposal from Party B with respect to a Whole Company Transaction. After carefully considering the proposal and consulting with its external advisors, the Board determined to authorize management to continue discussions with Party B and to attempt to negotiate improved terms for a potential Whole Company Transaction. Discussions ensued between InterOil and Party B. On March 29, 2016, Party B entered into a revised confidentiality agreement concerning a possible Whole Company Transaction and subsequently conducted several weeks of due diligence. The discussions between InterOil and Party B did not result in Party B submitting a revised offer.

At the same time that InterOil was having discussions with Party A and Party B, Oil Search also informed InterOil that it intended to make a proposal with respect to a potential Whole Company Transaction. On March 14, 2016, Oil Search submitted a written, non-binding indicative proposal to InterOil with respect to a potential Whole Company Transaction.

The Board met on March 16, 2016 to consider the proposal, with InterOil’s legal and financial advisors in attendance. At that meeting, the Board reviewed and discussed the various strategic alternatives then potentially available to InterOil. This included proposals from the Asset Sale Process, which had failed to yield a more attractive proposal relative to the Whole Company Transaction proposals. Although the Board concluded that the Oil Search proposal failed to offer sufficient value to enter into a transaction at that time, it authorized management and InterOil’s advisors to have further discussions with each of Party A, Party B and Oil Search to determine whether one or all of the proposals could be improved. The Board also instructed management to continue to concurrently seek a more attractive proposal through the Asset Sale Process. The Board also constituted a transaction committee (the “Transaction Committee”), comprised of Chris Finlayson, Ford Nicholson, Chee Keong Yap and Dr. Ellis Armstrong, to assist the Board by overseeing InterOil’s evaluation and consideration of all strategic alternatives that may be available to InterOil, including the ongoing Asset Sale Process and any process that might result in a Whole Company Transaction. It was agreed that the Transaction Committee would consult with the Board regarding material aspects of the negotiations and keep the Board fully informed of all material developments, both through formal Board meetings and informal discussions with independent Board members. Following the meeting, representatives of InterOil informed representatives of Oil Search that the Board had determined that the proposed consideration was insufficient. Concurrently, and leading up to the execution of the Arrangement Agreement, representatives of InterOil remained in close contact with all parties involved in the various strategic review processes. In addition, in order to ensure all parties had timely access to all relevant information, InterOil’s virtual data rooms were continuously updated as new information became available.

Discussions ensued between management of InterOil and Oil Search for the next several weeks. On March 30, 2016, Oil Search signed a confidentiality agreement with respect to a possible Whole Company Transaction.

On April 29, 2016, Oil Search submitted a revised written, non-binding indicative proposal with respect to a potential Whole Company Transaction. On April 30, 2016, the Transaction Committee met to consider the revised offer, and determined to authorize InterOil’s management and advisors to continue negotiations with Oil Search in order to seek to improve the proposed terms. In making this determination, the Transaction Committee, in consultation with its advisors, carefully considered the status of the Asset Sale Process, the status of discussions with Party A and Party B and other strategic options potentially available to InterOil.

On May 1, 2016, Oil Search was granted access to InterOil’s virtual data room relating to a Whole Company Transaction, and the advisors to InterOil and Oil Search began preparing and negotiating draft definitive agreements with respect to the Arrangement. The terms and conditions of the Arrangement were negotiated between the parties and their respective advisors between May 1 and May 20, 2016, concurrently with continuing discussions regarding the terms of the proposal.

While the negotiations with Oil Search were progressing, InterOil and its advisors had continuing discussions with Party A about expediting its due diligence and improving its proposal for a Whole Company Transaction. Party A submitted a revised written, non-binding indicative proposal on May 6, 2016. On May 10, 2016, each of the Transaction Committee and the Board met to consider the status of the negotiations and to discuss the remaining significant unresolved issues. At that meeting, the Transaction Committee and the Board, together with their advisors, reviewed the strategic alternatives available to InterOil and other relevant matters, including the revised proposal from Party A. The Board authorized continuing negotiations with each of Oil Search and Party A, and authorized InterOil’s representatives to inform Party A that the proposed consideration was inadequate. The continuing negotiations ultimately resulted in Oil Search increasing the consideration contemplated by its proposal.

iii

Oil Search advised InterOil on May 15, 2016 that Oil Search and Total S.A. were in the process of finalizing the Total MoU, which was subsequently announced to the ASX by Oil Search on May 20, 2016. InterOil and its advisors immediately began assessing the implications of the Total MoU for the Arrangement. The Transaction Committee met on May 17, 2016 to consider and evaluate the final terms of the Total MoU and the impact of those terms on the Arrangement. Following that meeting, InterOil and its advisors negotiated certain changes to the terms of the Arrangement Agreement to take into account the Total MoU and to protect the interests of InterOil and its Shareholders with respect to the terms thereof. This included seeking joint venture approval to drill the Antelope-7 well concurrently with the execution of the Arrangement Agreement, in order to provide greater certainty with respect to the resource potential of the PRL 15 Fields. After a careful assessment of the Total MoU, and with the proposed amendments to the Arrangement Agreement, the Board, in consultation with its advisors, concluded that it had the potential to enhance the value of the Arrangement to Shareholders who elect to receive Share Consideration due to the potential increase in value of the Oil Search Shares following the closing of the Arrangement.

Late in the evening on May 19, 2016 (Singapore time), the Board, together with management and its advisors, met to review and discuss the terms of the proposed definitive agreements with Oil Search. Morgan Stanley presented its opinion to the effect that, as of May 19, 2016 and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be received by Shareholders pursuant to the proposed Arrangement Agreement is fair, from a financial point of view, to the Shareholders. After reviewing the terms of the proposed Arrangement Agreement and having taken into consideration the Fairness Opinion and such other matters as it considered relevant (including those described below under the heading “The Arrangement – Reasons for the Recommendation”), the Board unanimously determined that the Arrangement was in the best interests of InterOil and the consideration payable thereunder is fair, from a financial point of view, to the Shareholders. Accordingly, the Board unanimously approved the Arrangement Agreement and resolved to recommend that Shareholders vote in favour of the Arrangement Resolution.

Early on May 20, 2016 (Singapore time), InterOil and Oil Search entered into the Arrangement Agreement and publicly announced the proposed Arrangement.

On June 24, 2016 (Singapore time), InterOil and Oil Search amended and restated the Arrangement Agreement with effect as of May 20, 2016 to provide for the ability of Shareholders to elect to receive Parent ADSs, to provide that Oil Search (Yukon) Limited (a newly-formed subsidiary of Oil Search) would acquire the Common Shares pursuant to the Arrangement, and to make certain other changes of a technical nature to the Arrangement Agreement.

See “The Arrangement – Background to the Arrangement”.

Recommendation of the Board

The Board having undertaken a thorough review of, and having carefully considered, information concerning InterOil, Oil Search and the Arrangement, and after consulting with financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board”.

Reasons for the Recommendation

In making its recommendation, the Board consulted with InterOil’s management, Morgan Stanley, Credit Suisse, UBS, WLRK and Goodmans, reviewed a significant amount of information and considered a number of factors, including, without limitation, those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Board may have given different weight to various factors or items of information. The following discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive.

iv

•

Premium to Shareholders. The Arrangement values the equity of InterOil at approximately $2.1 billion or $40.25 per Common Share (based on the 10-day volume weighted average price of the Oil Search Shares, converted daily to USD using the Reserve Bank of Australia’s reference AUD/USD rate, up to and including May 19, 2016, of US$5.00 per share), plus the value of a CVR. Without giving effect to the potential value of the CVR, this represents a premium of approximately 27.2% to the closing price of the Common Shares on the NYSE on May 19, 2016 (Eastern time), the last trading day prior to the public announcement by InterOil and Oil Search of the Arrangement.

•

Ability to Elect Form of Consideration. Shareholders will have the option to receive Oil Search Securities (in the form of Oil Search Shares or Oil Search ADSs, at the election of each Shareholder) or cash, at their election, subject to proration in the case of the cash election. In addition, those Shareholders who elect to receive the Oil Search Shares have the choice between ASX-listed Oil Search Shares or Oil Search over-the-counter ADSs issued by Bank of New York Mellon.

•

Shareholder Participation in Future Potential of the PRL 15 Fields. The inclusion of CVRs in the Arrangement provides Shareholders who retain CVRs the ability to participate in potential future upside of the resource volume of the PRL 15 Fields. This upside will also include the results and information gained from the drilling of the Antelope-7 appraisal well which is expected to spud in September 2016.

•

Review of Strategic Alternatives. The Board considered and actively pursued a wide range of potential strategic alternatives available to InterOil, including the potential shareholder value as assessed by InterOil and its financial advisors that could be expected to be generated by remaining an independent company, as well as the potential benefits, risks and uncertainties associated with such alternatives. As an independent standalone entity and depending on the size of further payments under the Total Sale Agreement, InterOil may have been required to raise additional funds through the capital markets in order to fund its share of project development costs in respect of the PRL 15 Fields – a step that is no longer expected to be necessary under Oil Search ownership. See “The Arrangement – Background to the Arrangement”.

•

Probe of Strategic Alternatives. The Board directed InterOil’s management and advisors to probe and evaluate alternatives for InterOil and its assets. As part of these activities, InterOil contacted a number of third parties to gauge their interest in a variety of different transactions involving InterOil and its assets. None of the parties contacted proposed a transaction that, in the Board’s judgment, would generate more attractive value for the Shareholders than the transaction proposed by Oil Search.

•

Participation in Oil Search Asset Base. Shareholders who receive Oil Search Securities in connection with the Arrangement will have the opportunity to participate in Oil Search’s asset base. Oil Search’s asset base includes a 29% interest in the world-class PNG LNG Project and an existing stake in PRL 15.

•

Participation by Shareholders in Future Growth. Shareholders who receive Oil Search Securities pursuant to the Arrangement will have the opportunity to participate in any future increase in the value of Oil Search. Following the completion of the Arrangement, Shareholders will beneficially own between approximately 14% and 21% of the Oil Search Shares (depending on the number of Securityholders who elect to receive the Cash Consideration), with existing Oil Search shareholders owning between approximately 79% and 86%.

•

Exposure to Oil Search’s Balance Sheet. Oil Search’s holding in the PNG LNG Project enables Oil Search to generate positive cash flows even at low oil prices. Consequently, Oil Search has a strong balance sheet, with available liquidity of US$1.66 billion at the end of March 2016, providing a platform for further investment in growth and shareholder returns.

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•

Participation in Oil Search’s Dividend. Shareholders who receive Oil Search Securities in connection with the Arrangement will have the opportunity to participate in any future Oil Search dividends. Oil Search expects to give holders of Oil Search Securities the option to elect to receive any dividend declared in U.S. dollars or Australian dollars.

•

Listing of CVRs. The CVRs are expected to be listed on the ASX as a debt security so that Shareholders may have liquidity with respect to any CVRs they receive. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S. dollars. Oil Search has confirmed that it will continue to take all steps required to procure the listing of the CVRs on the ASX as a debt security quoted in U.S. dollars.

•

Oversight of the Interim Resource Certification. The CVR Agreement provides that a Certification Subcommittee (comprised of two (2) independent non-executive Oil Search directors, being Mr. Keith Spence and Dr. Agu Kantsler); two (2) persons nominated by InterOil (being Dr. (William) Ellis Armstrong and Dr. Michael Hession), neither of whom is an InterOil director appointed to the Oil Search Board); and a person agreed between InterOil and Oil Search (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification), will be responsible for, amongst other things, managing the rights and obligations of SPI (208) under the Total Sale Agreement in connection with the Interim Resource Certification and the preparation of submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification. The Certification Subcommittee will be required to comply with the Certification Subcommittee Charter and Terms of Reference (as set out in Schedule L).

The CVR Agreement will also be administered by the Trustee, who has statutory responsibilities under Australian law and holds the rights and obligations of the CVR Holders to enforce the CVR Agreement in trust for their benefit. The Certification Subcommittee is required to provide periodic reporting of its activities to the Trustee under the CVR Agreement.

•

Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between InterOil and Oil Search. The Board believes that the terms and conditions of the Arrangement Agreement, including the fact that InterOil’s and Oil Search’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with InterOil’s legal advisors, reasonable in light of all applicable circumstances.

•

Negotiations with Oil Search. Based on the fact that the negotiations between InterOil and Oil Search were extensive, lasted for over two months, and resulted in a significant increase from Oil Search’s initial offer, the Board believes that the Arrangement represents Oil Search’s highest price and the highest price reasonably attainable for the Shareholders in the near-term.

•

Operational Synergy Potential. The Board considered the potential for operational and development synergies to be realized in the near term and over time. These synergies may arise from, among other things, the potential cooperation and/or integration of the Papua LNG and PNG LNG projects resulting in reduced capital expenditure, savings in annual operating costs and schedule acceleration.

•

InterOil’s Financial Condition and Prospects. The Board reviewed InterOil’s current and historical financial condition, results of operations, business, competitive position and prospects as well as InterOil’s future business plan and potential long-term value taking into account its future prospects and risks if it were to remain an independent company.

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•

Total MoU. The agreement between Oil Search and Total is expected to facilitate potential cooperation and/or integration of the Papua LNG and PNG LNG projects which would provide additional value to Shareholders through their approximately 14 and 21% shareholding in Oil Search post the transaction. It also helps mitigate risks associated with future development funding requirements of Oil Search.

•

Support from the PNG Government. As a joint venture participant of both Papua LNG and PNG LNG projects the PNG Government is supportive of the transaction and the potential cooperation and/or integration of the two projects which may result in future value for Shareholders.

•	Corporate Governance. Following the closing of the Arrangement, the board of directors of Oil Search will include one director of InterOil who will be mutually agreed upon by InterOil and Oil Search.

•

Increased Market Liquidity. Upon the completion of the Arrangement, the combined entity will have a meaningfully enhanced position in the ASX relative to either InterOil’s or Oil Search’s position in their respective markets today. The combined entity will also have a broader shareholder base with increased market liquidity and a larger public float.

•

Fairness Opinion of Morgan Stanley. In the opinion of Morgan Stanley, as of May 19, 2016, and based upon and subject to the assumptions, limitations, qualifications and other matters contained therein, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to such Shareholders. See “The Arrangement – Fairness Opinion” and Schedule D.

•

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on InterOil’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Securityholders and after the Board determines, in good faith that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal. See “Transaction Agreements – Arrangement Agreement – Non-Solicitation”.

•

Timing. The Board believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time with closing of the Arrangement currently expected in the third quarter of 2016, thereby allowing Shareholders to receive the Share Consideration or Cash Consideration in a relatively short time frame.

•

Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated regulatory delays or issues, the fact that the closing of the transactions contemplated by the Total MoU is not a condition to closing of the Arrangement, and the fact that the Arrangement is not subject to the approval of Oil Search’s shareholders increase the likelihood that the Arrangement will be completed.

•

Reasonable Termination Fee. The view of the Board, after consultation with InterOil’s financial advisors, is that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal.

•

Securityholder Approval is Required. The fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Securityholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

•	Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders.

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•	Dissent Rights. The availability of Dissent Rights to the registered Shareholders with respect to the Arrangement.

The Board also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Arrangement. These issues included, without limitation, those listed below and other factors described under “Risk Factors”.

•	Risk of Fixed Exchange Ratio. The exchange ratio is fixed and will not be adjusted in the event of any change in either InterOil’s or Oil Search’s share price.

•	Risk and Uncertainty Associated with the CVRs. The payment, if any, under the CVRs is uncertain and subject to a number of risks, including, without limitation:

¡

the volume of the PRL 15 2C Resources. The value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value. If the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, then no payment will be made;

¡

the fact that the Board and management of InterOil will no longer have direct control over the Interim Resource Certification process for PRL 15, although noting that the Certification Subcommittee will oversee that process;

¡

the fact that the payments, if any, under the CVRs will not be known for some time, and the CVRs represent a contingent contractual payment obligation of Oil Search and are subject to Oil Search’s continued creditworthiness and viability;

¡

the CVRs represent unsecured obligations of Oil Search. If Oil Search were to be liquidated or wound-up, CVR Holders would only have a right to receive the Redemption Amount payable on the CVRs, or the remaining portion thereof, after all secured creditors have been paid. In the event of a shortfall of funds after paying such secured creditors, CVR Holders will not receive the full Redemption Amount. In addition, Oil Search may issue other securities in future that rank for interest or payment in a liquidation or winding-up of Oil Search equally, ahead or behind the CVRs, without the approval of CVR holders;

¡	the CVRs are difficult to value and may trade below their estimated intrinsic value;

¡	the CVRs may be illiquid, as a result of there being a lack of trading volume in the CVRs on the ASX; and

¡	a number of Securityholders may not be able to hold the CVRs as a result of applicable laws or pursuant to their own internal investment rules and guidelines.

•

Uncertainty Regarding Completion of Arrangement. While the Board expects the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to InterOil’s and Oil Search’s obligations to complete the Arrangement (see “Transaction Agreements – Arrangement Agreement – Conditions Precedent to the Consummation of the Arrangement”) will be satisfied and, as a result, the Arrangement may not be consummated.

•

Adverse Effect of Unconsummated Transaction. The Board considered the potential adverse effect on InterOil’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

•

Tax Treatment. The fact that the exchange of Common Shares for Cash Consideration or Share Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and, U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions.

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•

Restrictions on InterOil’s Conduct of Business. The Arrangement Agreement contains restrictions on the conduct of InterOil’s business prior to the Effective Date (see “Transaction Agreements – Arrangement Agreement – Ordinary Course of Business Covenants”), including generally requiring InterOil to conduct its business only in the ordinary course consistent with past practice and to not undertake various actions related to the conduct of its business without the prior written consent of Oil Search, in each case subject to specified limitations. These restrictions may delay or prevent InterOil from undertaking business opportunities that may arise pending completion of the Arrangement.

•

Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts InterOil’s ability to solicit alternative acquisition proposals from a third party (see “Transaction Agreements – Arrangement Agreement – Non-Solicitation”). Oil Search conditioned its willingness to enter into the Arrangement Agreement on including these provisions. The Board considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Shareholders and would not preclude the Board from being able to consider unsolicited proposals.

•

Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of InterOil’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of InterOil would be disrupted by employee concerns or departures, or changes to or termination of InterOil’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

Fairness Opinion

The Fairness Opinion was provided for the information of the Board in connection with its evaluation of the consideration from a financial point of view and Morgan Stanley expressed no view as to, and the Fairness Opinion did not address, any other aspects or implications of the Arrangement or the underlying business decision of InterOil to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might exist for InterOil or the effect of any other transaction in which InterOil might engage. The Fairness Opinion is not intended to be and does not constitute a recommendation as to how any Shareholder should vote with respect to the Arrangement or any other matter.

The full text of Morgan Stanley’s written opinion, dated May 19, 2016, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Morgan Stanley in connection with the Fairness Opinion, is attached to the Information Circular as Schedule D. Shareholders are urged to read the Fairness Opinion carefully and in its entirety.

The Arrangement Agreement

Representations and Warranties

InterOil and Oil Search have each provided certain customary representations and warranties in the Arrangement Agreement. See “Transaction Agreements – Arrangement Agreement – Representations and Warranties”.

Non-Solicitation Covenant

Except as expressly provided in the Arrangement Agreement, InterOil may not, directly or indirectly, through any of its Representatives:

(a)

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

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(b)

engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the non-solicitation provisions contained in the Arrangement Agreement);

(c)

approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of the Arrangement Agreement);

(d)

waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause);

(e)

accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(f)	make a Company Change in Recommendation.

See “Transaction Agreements – Arrangement Agreement – Non-Solicitation”.

Change in Recommendation and Match Right

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and Oil Search, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so: (a) the Board has concluded in good faith, after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal; (b) InterOil has complied, in all material respects, with its applicable obligations set forth in the Arrangement Agreement; (c) three (3) days (the “Response Period”) has elapsed from the time InterOil gave notice pursuant to clause (d) below to Oil Search and, if Oil Search has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal; and (d) InterOil has given Oil Search at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (A) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (B) identifying the third party making the Superior Proposal and include a copy thereof and any amendments thereto. See “Transaction Agreements – Arrangement Agreement – Change in Recommendation”.

Upon receipt of an Acquisition Proposal that the Board concluded constitutes a Superior Proposal, Oil Search may propose to amend the terms of the Arrangement Agreement. InterOil must negotiate in good faith and the Board must review any proposal by Oil Search to amend the terms of the Arrangement Agreement in order to determine in good faith whether Oil Search’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. See “Transaction Agreements – Arrangement Agreement – Match Right”.

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Conditions Precedent

The Arrangement is subject to the satisfaction of certain conditions, including without limitation, that the Arrangement Resolution shall have been approved and adopted at the Meeting in accordance with the Interim Order. See “Transaction Agreements – Arrangement Agreement – Conditions Precedent to the Consummation of the Arrangement”.

Termination

The Arrangement Agreement may be terminated at any time before the Effective Time, in the circumstances specified in the Arrangement Agreement. The Arrangement Agreement provides that InterOil must pay the Company Termination Fee of $60,000,000 to Oil Search in the circumstances described in the Arrangement Agreement. See “Transaction Agreements – Arrangement Agreement – Company Termination Fee Payable by InterOil”. The Arrangement Agreement also provides that Oil Search must pay the Oil Search Termination Fee of $60,000,000 to InterOil in the circumstances described in the Arrangement Agreement. See “Transaction Agreements – Arrangement Agreement – Oil Search Termination Fee Payable by Oil Search”.

See “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”.

CVR Agreement

In addition to the consideration payable for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement) in cash and/or Oil Search Securities, the CVRs entitle holders the right to a contingent cash payment that is linked to the volume of the PRL 15 2C Resources (as determined under the Total Sale Agreement). The PRL 15 2C Resources will be calculated as the average of the determinations of two independent experts after the conclusion of the Appraisal Work Program.

Each CVR will deliver a contingent cash payment of approximately US$6.044 for each tcfe of the volume of the PRL 15 2C Resources that is above 6.2 tcfe. Any amounts payable on the CVRs will be paid in cash upon completion of the Interim Resource Certification process. The CVR provides Shareholders and RSU Holders, through their entitlement to hold CVRs, with an uncapped potential additional payment, depending on the volume of the PRL 15 2C Resources.

Under the Arrangement Agreement, the CVR Agreement must be entered into between Oil Search and the Trustee on or prior to the Effective Date. The CVR Agreement will be governed by the laws of New South Wales, Australia.

See “Transaction Agreements – CVR Agreement”.

Voting Agreements

Oil Search and the Locked Up Shareholders entered into the Voting Agreements, pursuant to which the Locked Up Shareholders have agreed to:

•

vote (or cause to be voted) all of the Locked Up Securities held by the Locked Up Shareholders at the Meeting in favour of the Arrangement Resolution and any related matters to be put before the Meeting or any adjournment or postponement thereof; and

•	to vote the Locked Up Securities to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement.

See “Transaction Agreements – Voting Agreements”.

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Arrangement Mechanics

Exchange Procedure

Upon delivery by a Shareholder or RSU Holder to the Depositary of a duly completed and executed Letter of Transmittal and Election Form, including such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, a certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares), such Shareholder or RSU Holder (as applicable) shall be entitled to receive in exchange for the Common Shares or RSUs so deposited, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (in each case, less any tax withheld pursuant to the terms of the Plan of Arrangement): (i) customary evidence of the number of Oil Search Securities to which such holder is entitled to receive under the Arrangement; (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement; and (iii) customary evidence of the number of CVRs to which such holder is entitled to receive under the Arrangement. Under no circumstances will interest accrue or be paid by Oil Search, InterOil or the Depositary in respect of the Cash Consideration regardless of any delay in making such payment. If RSU Holders have not received certificates representing Common Shares then no certificate need be included with Letter of Transmittal and Election Form. See “Elections, Proration And Exchange Procedures – Exchange Procedure”

If you are a registered Securityholder, you will receive any Cash Consideration you elect to receive in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal and Election Form to receive such Cash Consideration in Canadian dollars, Australian dollars, Hong Kong dollars, Euros or British Pounds. If you do not make an election in your Letter of Transmittal, you will receive payment in U.S. dollars.

If you are a non-registered Securityholder, you will receive any Cash Consideration you elect to receive in U.S. dollars unless you contact the intermediary in whose name your Securities are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

The exchange rate that will be used to convert payments from U.S. dollars into other currencies will be at the rate available from Computershare Investor Services Inc., in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Securityholder electing to receive Cash Consideration in funds other than U.S. dollars. Computershare Investor Services Inc. will act as principal in such currency conversion transactions.

In no event shall any Shareholder or RSU Holder be entitled to a fractional Oil Search Security. Where the aggregate number of Oil Search Securities to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an Oil Search Security being issuable, the number of Oil Search Securities to be received by such Shareholder or RSU Holder shall be rounded to the nearest whole Oil Search Security (with fractions equal to or greater than one half of one Oil Search Security being rounded up). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional Oil Search Security. See “Elections, Proration And Exchange Procedures – No Fractional Shares and Rounding of Cash Consideration”. Each Oil Search ADS currently represents ten Oil Search Shares (or a right to receive ten Oil Search Shares). Shareholders and RSU Holders who elect to receive Oil Search ADSs under the Arrangement are not expected to receive fractional Oil Search ADSs and should consider the effect of rounding of fractional entitlements when electing whether to receive Oil Search ADSs.

Cancellation of Rights After Six Years

Any certificate which immediately prior to the Effective Time represented outstanding Common Shares or RSUs that is not validly deposited on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Oil Search. On such date, the cash and Oil Search Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Oil Search, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. See “Elections, Proration And Exchange Procedures – Cancellation of Rights after Six Years”.

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Rights of Dissent

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to InterOil not later than 12:00 p.m. (Eastern time) on July 26, 2016, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in the Information Circular, including the relevant provisions of section 193 of the YBCA, as modified by the Interim Order and the Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss of any right of dissent. These rights are described in detail in the accompanying Information Circular under the heading “Dissent Rights”. The text of section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule H to this Information Circular.

Description of ADSs

In general, an ADS is a share issued under a deposit agreement between a U.S. bank and a non-U.S. company and is a form of equity ownership in the non-U.S. company. ADSs are frequently traded either on a stock exchange or over the counter markets. In general, ADSs are used to facilitate the purchase and sale of securities of a non-U.S. company to U.S. investors.

Each Oil Search ADS currently represents ten Oil Search Shares (or a right to receive ten Oil Search Shares) deposited with National Australia Bank, as custodian in Australia for The Bank of New York Mellon, who is acting as the depositary for the Oil Search ADSs. Oil Search ADSs currently trade, and are expected to continue to trade, on the over-the-counter market in the United States. ADSs are complicated financial instruments. Accordingly, Shareholders and RSU Holders are urged to consult their own legal and tax advisors before electing to receive Oil Search ADRs as part of the Share Consideration. Oil Search expects to enter into an amendment to the ADS Agreement following completion of the Arrangement to cause each Oil Search ADS to represent the right to receive two Oil Search Shares, following the effectiveness of which holders of Oil Search ADSs outstanding at such time will receive additional Oil Search ADSs to reflect such change.

See “Description of American Depositary Shares” and “Risk Factors – Risks Relating to the Oil Search ADSs”.

Interests of Certain Persons in the Arrangement

The employment contracts of certain directors and senior officers of InterOil provide for termination payments pursuant to a change of control of InterOil. In addition, certain directors and senior officers of InterOil hold RSUs. If the Arrangement is completed, the vesting of such RSUs is automatically accelerated. InterOil will also purchase “tail” policies of directors’ and officers’ liability insurance for the benefit of the directors and officers of InterOil. Such accelerated vesting and election to receive Oil Search Shares, any termination payments payable to any directors or senior officers of InterOil pursuant to a change of control provision in an employment agreement. See “The Arrangement – Interests of Directors and Executive Officers of InterOil in the Arrangement” for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof. A number of the definitions below have been copied from, or contain cross references to, the Arrangement Agreement and the Total Sale Agreement. Such definitions may have been modified for simplicity or conformity purposes. The Arrangement Agreement and the Total Sale Agreement are available under InterOil’s SEDAR profile at www.sedar.com.

“2C Condensate” means 2C Contingent Resources of Condensate, where 2C has the meaning given in Appendix A of the PRMS – Glossary of Terms Used In Resource Evaluations of the PRMS;

“2C Hydrocarbon Gas” means 2C Contingent Resources of Hydrocarbon Gas, where 2C has the meaning given in Appendix A of the PRMS – Glossary of Terms Used In Resource Evaluations of the PRMS;

“5 day VWAP” means the volume weighted average traded price for a share of Oil Search on the ASX for the period of five Business Days ending on the date immediately preceding the Calculation Date as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume Weighted Average Price” function;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only InterOil and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of InterOil and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole (which assets may include equity interests in InterOil’s Subsidiaries) (ii) 15% or more of any voting or equity securities of InterOil; or (iii) any of InterOil’s participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of InterOil; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving InterOil and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of InterOil or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under the Arrangement Agreement or the Arrangement;

“ADR” means an American Depositary Receipt;

“ADS” means an American Depositary Share;

“ADS Agreement” means the deposit agreement among Oil Search, the ADS Depositary, holders of Oil Search ADSs from time to time and all other persons indirectly or beneficially holding Oil Search ADSs from time to time.

“ADS Depositary” means The Bank of New York Mellon;

“ADS holder” has the meaning set forth in this Information Circular under the heading “Description of American Depositary Shares – American Depositary Shares”;

“Antelope 7” means the appraisal well known as Antelope 7 to be located and drilled in the Antelope Field;

i

“Antelope Field” means the gas field known as the “Antelope Field” described in Annex 2 of the Total Sale Agreement;

“Appearance” has the meaning set forth in this Information Circular under the heading “The Arrangement – Shareholder and Court Approvals – Court Approval of the Arrangement”;

“Appraisal Work Program” means the work program to appraise the PRL 15 Fields as set out in clause 6 of the Total Sale Agreement;

“Arrangement” means the proposed arrangement under the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to such arrangement made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Oil Search and InterOil, each acting reasonably);

“Arrangement Agreement” means the amended and restated arrangement agreement dated effective as of May 20, 2016 between InterOil and Oil Search, as may be further amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement which is to be considered at the Meeting substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of InterOil in respect of the Arrangement to be filed with the Yukon Registrar of Corporations under the YBCA after the Final Order is made;

“Asset Sale Process” has the meaning set forth in this Information Circular under the heading “The Arrangement –Background to the Arrangement”;

“ASX” means, as the context requires, ASX Limited (ACN 008 624 691) or the financial markets operated by it;

“AUS Participants” has the meaning set forth in this Information Circular under the heading “Certain Australian, Hong Kong and Singaporean Income Tax Considerations – Australian Tax Implications”;

“Awards” means incentive awards granted by Oil Search under the LTIP;

“Board” means the board of directors of InterOil as constituted from time to time;

“Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own names;

“Broadridge” means Broadridge Investor Communications;

“Business Day” means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto, Singapore or Australia are authorized by Law or executive order to be closed;

“Calculation Date” means the date of the Election Deadline;

“Canadian Holder” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Canadian Securities Laws” means the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder;

“Cash Alternative” has the meaning given in the Plan of Arrangement;

“Cash Consideration” means, for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), (i) a cash amount equal to the Implied Value and (ii) one CVR;

“Cash Electing Shareholder” means Shareholders (including each RSU Holder who receives RSUs pursuant to the Arrangement) who have elected to receive the Cash Consideration;

“CDOA” means the Coordinated Development and Operating Agreement entered into between the PNG LNG Project Participants on 30 October 2008 and amended and restated on 8 December 2009;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 195 of the YBCA in respect of the Articles of Arrangement;

“Certification Subcommittee” means a certification subcommittee to be established as a committee of the Oil Search Board (as discussed under the heading “Transaction Agreements – CVR Agreement – Legal Obligations of Oil Search, Trustee and Certification Subcommittee”) to be comprised of:

•	two (2) independent non-executive Oil Search directors (being Mr. Keith Spence and Dr. Agu Kantsler);

•	two (2) persons nominated by InterOil (being Dr. (William) Ellis Armstrong and Dr. Michael Hession), neither of whom is an InterOil director appointed to the Oil Search Board; and

•

a person agreed between InterOil and Oil Search (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification, or such other persons who may be appointed in accordance with the terms and conditions of the Arrangement Agreement and the CVR Agreement;

“Code” means the Internal Revenue Code of 1986, as amended;

“COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time;

“Company Incentive Plans” means InterOil’s 2009 Stock Incentive Plan and InterOil’s 2016 Stock Incentive Plan;

“Common Shares” means common shares in the authorized share capital of InterOil;

“Company Change in Recommendation” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”;

“Company Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations, licences or financial condition of InterOil and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which InterOil and its Subsidiaries operate;

(b)

any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c)

any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in IFRS;

(f)

entering into the Arrangement Agreement or the announcement thereof, and the communication by Oil Search of its plans or intentions with respect to InterOil, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of InterOil or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to the Arrangement Agreement;

(g)

actions or inactions (i) required by the Arrangement Agreement (other than with respect to the Parties’ general obligations to conduct their, and their respective Subsidiaries, respective businesses in the ordinary course), (ii) taken by Oil Search or any of its Subsidiaries or (iii) that are taken with the prior written consent of Oil Search;

(h)

any change in the market price or trading volume of any securities of InterOil (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect);

(i)

the failure, in and of itself, of InterOil to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect); or

(j)

any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving InterOil, any of its Subsidiaries or any of their respective Representatives that has been disclosed in InterOil Public Documents prior to the date of the Arrangement Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect InterOil and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which InterOil and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Company Material Adverse Effect” has occurred;

“Condensate” has the meaning given in Appendix A of the PRMS – Glossary of Terms Used In Resource Evaluations of the PRMS;

“Contingent Resources” has the meaning given in Appendix A of the PRMS – Glossary of Terms Used In Resource Evaluations of the PRMS;

“Conversion Rate” means the rate at which Condensate shall be converted to Hydrocarbon Gas for the purposes of the Interim Resource Certification, being: one (1) million barrels of Condensate is equal to six (6) billion Standard Cubic Feet of Hydrocarbon Gas;

“Corporate Actions Committee” means the Corporate Actions Committee of the Oil Search Board;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Court” means the Supreme Court of Yukon;

“CRA” means the Canada Revenue Agency;

“Credit Suisse” means Credit Suisse Group AG;

“CVR” means a contingent value right, which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Agreement;

“CVR Agreement” means the CVR Note Trust Deed, the final form (subject only to inserting the final number of Common Shares to be acquired under the Arrangement) of which is set out in Schedule E to this Information Circular;

“CVR Holder” means the holder of a CVR;

“Depositary” means Computershare Investor Services Inc.;

“Designated Licence” means PRL 15, PRL 39, PPL 474, PPL 475, PPL 476, and PPL 477;

“Dissent Rights” means the rights to dissent with respect to the Arrangement Resolution pursuant to Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement;

“Dissent Share” means a Common Share held by a Dissenting Shareholder;

“Dissenting Shareholder” means a registered Shareholder as of the Record Date who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (New York time) on the Effective Date or such other time as agreed to by the Parties in writing;

“Election Deadline” means 2:00 p.m. (New York time) on the Business Day that is anticipated to be three Business Days prior to the Effective Date (as mutually determined by InterOil and Oil Search, acting reasonably). InterOil shall give at least two Business Days’ prior notice of the Election Deadline by means of press release disseminated on a newswire;

“Elk Field” means the gas field located in PNG known as “Elk Field” described in Annex 2 of the Total Sale Agreement;

“Event of Default” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CVR Agreement – Events of Default and Remedies”;

“Exchange Ratio” means 8.05;

“Expert” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CVR Agreement – Engagement of an Expert for the Purpose of Certification”;

“FID” means final investment decision;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Oil Search and InterOil, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Oil Search and InterOil, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Oil Search and InterOil, each acting reasonably) on appeal;

v

“Gas Agreement” means the PNG LNG Gas Agreement entered into on 22 May 2008 between ExxonMobil, Oil Search, Santos Limited, Kumul Petroleum (PNG LNG) Limited, JX Nippon Oil and Gas Exploration Corporation, Mineral Resources Development Company and the PNG State;

“GCA” means Gaffney Cline and Associates;

“Goodmans” means Goodmans LLP;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Health, Safety and Sustainability Committee” means the Safety and Sustainability Committee of the Oil Search Board;

“Holder” or “Holders” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations”;

“Hydrocarbon Gas” means Natural Gas other than Condensate and non-hydrocarbon compounds;

“U.S. holder” has the meaning set forth in this Information Circular under the heading “Certain U.S. Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards;

“Implied Value” means for each Common Share, an amount equal to the product of the Exchange Ratio and the Oil Search Share Price;

“Ineligible Foreign Shareholder” means a Shareholder or RSU Holder who Oil Search reasonably believes it would be contrary to applicable Law to issue Oil Search Securities or CVRs to. For greater certainty, a Shareholder or RSU Holder whose address, as shown in the Common Share and RSU register as at the Effective Date, is a place inside the United States of America, Canada, Singapore, Bahamas, PNG, the United Kingdom, Australia, New Zealand, the British Virgin Islands, Hong Kong, Malaysia, or the Philippines is not an Ineligible Foreign Shareholder, unless Oil Search reasonably believes that it would be unlawful to issue Oil Search Securities or CVRs to such Shareholder or RSU Holder;

“Interim Order” means the interim order of the Court contemplated by the Arrangement Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Oil Search and InterOil, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Oil Search and InterOil, each acting reasonably;

“Interim Resource Certification” means has the meaning given to it in paragraph (b) of Schedule 6 – Part 6 of the Total Sale Agreement;

“Information Circular” means this Management Information Circular dated June 24, 2016, together with all Schedules hereto, distributed by InterOil to Securityholders in connection with the Meeting;

“InterOil” means InterOil Corporation, a corporation existing under the laws of the Territory of Yukon;

“InterOil Public Documents” means all publicly available documents and information filed by InterOil since January 1, 2015 with any securities commission, stock exchange or similar regulatory authority;

“IRS” means the United States Internal Revenue Service;

“ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Law” or “Laws” means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) for use by Shareholders and RSU Holders which, when duly completed and returned prior to the Election Deadline, will enable a Shareholder and/or RSU Holder to elect to receive the Share Consideration or the Cash Consideration (subject to proration);

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LNG” means liquefied natural gas;

“Locked Up Securities” means the Common Shares, Options and RSUs which are beneficially owned, directly or indirectly by a Locked Up Shareholder and subject to the Voting Agreement;

“Locked Up Shareholders” means the directors and officers of InterOil who have entered into a Voting Agreement with Oil Search;

“LTIP” means the Oil Search Long Term Incentive Plan;

“Managing Director” means Peter Botten, the Managing Director of Oil Search;

“Maximum Aggregate Cash Consideration” means the amount of cash equal to US$770 million;

“Meeting” means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“MI 61-101” has the meaning set forth in this Information Circular under the heading “Canadian Securities Laws – Collateral Benefits under MI 61-101”;

“Morgan Stanley” means Morgan Stanley & Co. LLC;

“Named Executive Officer” means a named executive officer of Oil Search, being Peter Botten, Stephen Gardiner, Julian Fowles, Paul Cholakos and Gerea Aopi;

“Natural Gas” has the meaning given in Appendix A of the PRMS – Glossary of Terms Used In Resource Evaluations of the PRMS;

“NI 45-102” means National Instrument 45-102 –Resale of Securities of the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 –Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“NI 54-101” means National Instrument – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

“Non-Canadian Holder” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CVR Agreement – Background and Timing”;

“Notice Date” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CVR Agreement – Background and Timing”;

“NSAI” means Netherland, Sewell & Associates, Inc.;

“NYSE” means the New York Stock Exchange;

“Oil and Gas Act” means the Oil and Gas Act 1998 (PNG);

“Oil Search” means Oil Search Limited, a Papua New Guinea corporation;

“Oil Search ADS” means an ADS, each currently representing the right to receive ten Oil Search Shares, (and includes any additional Oil Search Shares at any time deposited or deemed deposited under the ADS Agreement and any other securities, cash and property received by the ADS Depositary in respect thereof and at such time held under the ADS Agreement); provided, that Oil Search expects to enter into an amendment to the ADS Agreement following completion of the Arrangement to cause each Oil Search ADS to represent the right to receive two Oil Search Shares, following the effectiveness of which holders of Oil Search ADSs outstanding at such time will receive additional Oil Search ADSs to reflect such change;

“Oil Search Board” means the board of directors of Oil Search;

“Oil Search Information” has the meaning set forth in this Information Circular under the heading “Board Approval”;

“Oil Search Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, licences, results of operations or financial condition of Oil Search and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which Oil Search and its Subsidiaries operate;

(b)

any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c)

any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in IFRS;

(f)

entering into the Arrangement Agreement or the announcement thereof and the communication by InterOil of its plans or intentions with respect to InterOil, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of InterOil or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to the Arrangement Agreement;

(g)

actions or inactions (i) required by the Arrangement Agreement (other than with respect to the Parties’ general obligations to conduct their, and their respective Subsidiaries, respective businesses), (ii) taken by InterOil or any of its Subsidiaries or (iii) that are taken with the prior written consent of InterOil;

(h)

any change in the market price or trading volume of any securities of Oil Search (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether an Oil Search Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Oil Search Material Adverse Effect);

(i)

the failure, in and of itself, of Oil Search to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether an Oil Search Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Oil Search Material Adverse Effect); or

(j)

any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving Oil Search, any of its Subsidiaries or any of their respective Representatives that has been disclosed in the Oil Search Public Documents prior to the date of the Arrangement Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect Oil Search and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Oil Search and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Oil Search Material Adverse Effect” has occurred;

“Oil Search Securities” means Oil Search Shares and Oil Search ADSs;

“Oil Search Share Price” means the 5 day VWAP converted to US dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia on the following website as at 10am (Sydney time) on the date following the Calculation Date: http://www.rba.gov.au/statistics/frequency/exchange-rates.html;

“Oil Search Shares” means the ordinary shares of Oil Search;

“Options” means the outstanding options to purchase Common Shares;

“Option Holder” means a holder of Options;

“OSFL” means Oil Search (Finance) Limited;

“OSH Reserves Report” means the report dated June 16, 2016 which was prepared by NSAI and sets out petroleum resource and reserve data for Oil Search as at December 31, 2015, as set out in Schedule A to this Information Circular;

“OSP” means Oil Search (PNG) Limited;

“Outside Date” means August 31, 2016, provided however that if (a) at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than the conditions set forth in Sections 6.1(d) and 6.1(b) of the Arrangement Agreement (as it relates to the Final Order) (and those conditions that by their terms are to be satisfied at the Effective Time), then either Party may postpone the Outside Date until October 14, 2016 by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on August 29, 2016, or such later date as may be agreed to in writing by the Parties or (b) at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than the condition set forth in Section 6.3(e) of the Arrangement Agreement (and those conditions that by their terms are to be satisfied at the Effective Time), then InterOil may postpone the Outside Date until November 4, 2016 by giving written notice to Oil Search to such effect no later than 5:00 p.m. (Toronto time) on August 29, 2016, or such later date as may be agreed to in writing by the Parties;

“Papua LNG Project” means the LNG project known as the Papua LNG Project operated by Total E&P PNG Limited in co-venture with Oil Search and InterOil in respect of the proposed development of the PRL 15 Fields;

“Pac LNG Sellers” means Antelope Partners LP, Pacific LNG Operations Limited and Priorat Partners LP. PNGDV;

“Pac LNG SPA” means the Sale and Purchase Agreement between the Pac LNG Sellers and Oil Search dated 27 February 2014;

“Parties” means InterOil and Oil Search, and “Party” means any of them;

“Performance Rights” means Oil Search Performance Rights issued under the LTIP;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“People and Nominations Committee” means the People and Nominations Committee of the Oil Search Board;

“PFIC” has the meaning set forth in this Information Circular under the heading “Risk Factors -Risks Relating to the Arrangement”;

“Plan Holder” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Plan of Arrangement” means the plan of arrangement of InterOil, substantially in the form of Schedule C hereto, and any amendments or variations to such plan made in accordance with the Arrangement Agreement or upon the direction of the Court in the Final Order with the consent of InterOil and Oil Search, each acting reasonably;

“PNG” means Papua New Guinea;

“PNG LNG Project” means the project of that name operated in Papua New Guinea by ExxonMobil PNG Limited in co-venture with Oil Search and the other PNG LNG Project Participants;

“PNG LNG Project Participants” means ExxonMobil Corporation, Oil Search, Santos Limited, Kumul Petroleum Holdings Limited, JX Nippon Oil and Gas Exploration Corporation, Mineral Resources Development Company Limited, and Petromin PNG Holdings Limited and/or each of their respective affiliates;

“POMSoX” means the Port Moresby stock exchange;

“PPL 474” means petroleum production licence number 474 granted under the Oil and Gas Act;

“PPL 475” means petroleum production licence number 475 granted under the Oil and Gas Act;

“PPL 476” means petroleum production licence number 476 granted under the Oil and Gas Act;

x

“PPL 477” means petroleum production licence number 477 granted under the Oil and Gas Act;

“PRL 15” means petroleum retention licence number 15 granted under the Oil and Gas Act;

“PRL 39” means petroleum retention licence number 39 granted under the Oil and Gas Act;

“PRL 15 2C Resources” means the aggregate of 2C Hydrocarbon Gas and 2C Condensate within the PRL 15 Fields as determined under Schedule 4 of the Total Sale Agreement;

“PRL 15 Fields” means the Elk Field and the Antelope Field;

“PRMS” means the Petroleum Resources Management System sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council and Society of Petroleum Evaluation Engineers;

“PRMS Guidelines” means the Guidelines for Application of the Petroleum Resources Management System November 2011 sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council, Society of Petroleum Evaluation Engineers and Society of Exploration Geophysicists;

“Proposed Amendments” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations”;

“Qualified Exchange” means the ASX, or another stock exchange, the listing of the CVRs on which would qualify the CVRs and the issuer of the CVRs to be exempt from the registration and reporting requirements of the U.S. Exchange Act;

“Record Date” means June 20, 2016;

“Redemption Conditions” means each of:

(a)	the completion of the Interim Resource Certification process and calculation of the volume of the PRL 15 2C Resources; and

(b)	the volume of the PRL 15 2C Resources being greater than 6.2 tcfe.

“Redemption Amount” has the meaning given to it in the CVR Agreement being the cash amount that is payable on redemption of the CVRs, as described under the heading “Transaction Agreements – CVR Agreement”;

“Registered Plans” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Regulatory Approvals” means a waiver granted by ASX to Oil Search in respect of Listing Rule 7 of the ASX Listing Rules in respect of the issue of Oil Search Shares contemplated by the Arrangement Agreement and the Plan of Arrangement, except to the extent that the Parties mutually agree in writing that the approval or waiver is not required, as well as any other material approvals, decisions and confirmations that the Parties agree, acting reasonably, are required in order to complete the Arrangement;

“Representatives” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – Arrangement Agreement – Non-Solicitation”;

“Requisite Approval” means the requisite approval for the Arrangement Resolution which shall be two-thirds of:

(a)	the votes cast on the Arrangement Resolution by the Shareholders present in Person or represented by proxy at the Meeting and voting as a single class; and

(b)	the votes cast on the Arrangement Resolution by the Securityholders present in Person or represented by proxy at the Meeting and voting as a single class;

“Response” has the meaning set forth in this Information Circular under the heading “The Arrangement – Shareholder and Court Approvals – Court Approval of the Arrangement”;

“RRIF” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“RRSP” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“RSU” means a restricted share unit granted under the Stock Incentive Plan;

“RSU Holder” means a holder of RSUs;

“SEC” means Securities and Exchange Commission;

“Securities” means Common Shares, Options and RSUs;

“Securities Act” means the Securities Act (Ontario);

“Securities Laws” means:

(a)	in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder;

(b)	in Australia, the Corporations Act 2001 (Cth), the Australian Securities and Commission Act 2001 (Cth), together with all other applicable rules and regulations and published policies thereunder; and

(c)	in the United States, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable state and local securities Laws, rules and regulations and published policies thereunder;

“Securityholders” means, collectively, Shareholders, Option Holders and RSU Holders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Alternative” has the meaning given in the Plan of Arrangement;

“Share Consideration” means, for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), (i) the number of Oil Search Shares equal to the Exchange Ratio (or, at the election of a Shareholder, the number of Oil Search ADSs representing such number of Oil Search Shares) and (ii) one CVR;

“Shareholders” means the holders of Common Shares;

“Shareholder Rights Plan” means InterOil’s Shareholder Rights Plan dated as of May 29, 2013, effective from June 24, 2013;

“SPI (208)” means SPI (208) Limited (Company Number 1-31349) of Level 2, Ravalien Hans, Harbour City, Port Moresby, PNG, a subsidiary of InterOil, which, after the Effective Time, will become a subsidiary of Oil Search;

“Standard Cubic Foot” means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit and “Standard Cubic Feet” shall have a corresponding meaning;

“Stock Incentive Plan” means the stock incentive plan of InterOil adopted in 2009;

“Subsidiary” has the meaning given to it in NI 45-106;

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of InterOil or its Subsidiaries made after the date of the Arrangement Agreement from a Person (other than Oil Search):

(a)

in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available;

(b)

that the Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal;

(c)	that did not arise out of or relate to a breach of Section 5.7 of the Arrangement Agreement;

(d)	that is not subject to any due diligence (except for confirmatory due diligence) or access condition; and

(e)

in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to (i) and their financial advisors with respect to (ii)) that: (i) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (including in each case after taking into account any modifications to the Arrangement Agreement proposed by the Parties as contemplated by Section 5.7(e) of the Arrangement Agreement);

“Takeover Event” means (a) an offer being made for Oil Search Shares, which if accepted, would give the offeror an interest in more than 50% of the Oil Search Shares on issue; (b) the Oil Search Board recommending that shareholders accept any such offer; and (c) any such offer becoming unconditional;

“Tax” or “Taxes” means (a) any and all taxes, excises, assessments, imposts, levies and other similar charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other similar basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, transfer, land transfer, licence, gift, environment, net worth, sales, goods and services, harmonized sales, use, value-added, stamp, withholding, business, franchising, real or personal property, health, payroll, workers’ compensation, employment or unemployment, social security; and (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a);

“tcfe” means trillion cubic feet equivalent;

“TFR” means the total fixed remuneration payable to each of Oil Search’s Named Executive Officers;

“TFSA” has the meaning set forth in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“TOFA” has the meaning set forth in this Information Circular under the heading “Certain Australian, Hong Kong and Singaporean Income Tax Considerations”;

“Total” means, as the context requires, Total B.V., and/or Total S.A., and/or any of their related bodies corporate;

“Total B.V.” means Total Holdings International B.V.;

“Total MoU” means the memorandum of understanding between Oil Search and Total announced to the ASX by Oil Search on May 20, 2016;

“Total Sale Agreement” means the share purchase agreement dated March 26, 2014 between Total B.V. and SPI (208), a copy of which is available under InterOil’s SEDAR profile at www.sedar.com;

“Transaction Committee” has the meaning set forth in this Information Circular under the heading “The Arrangement – Background to the Arrangement”;

“Trustee” means Equity Trustees Limited (ACN 004 031 298), in its capacity as trustee under the CVR Agreement;

“TSR” means Oil Search’s total shareholder return;

“UBS” means UBS Group AG;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“Voting Agreements” means the agreements entered into between Oil Search and certain directors and officers of InterOil, pursuant to which such directors and/or officers agreed with Oil Search, among other things, to vote in favour of the Arrangement Resolution;

“VWAP” means volume weighted average price;

“Whole Company Transaction” has the meaning set forth in this Information Circular under the heading “The Arrangement – Background to the Arrangement”;

“Withholding Obligation” means such amounts as InterOil, Oil Search or the Depositary are required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law;

“WLRK” means Wachtell, Lipton, Rosen & Katz; and

“YBCA” means the Business Corporations Act (Yukon).

INTRODUCTION

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of management of InterOil for use at the Meeting and any adjournment or postponement thereof. InterOil has not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on InterOil’s website or by InterOil’s proxy solicitation agent is inconsistent with this Information Circular, you should rely on the information provided in this Information Circular.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Information Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Schedule C. You are urged to read carefully the full text of the Plan of Arrangement and the Arrangement Agreement.

This Information Circular is accompanied by several Schedules which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Information Circular. It is recommended that Securityholders read this Information Circular and the attached Schedules in their entirety.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of June 24, 2016, unless otherwise specifically stated.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

NEITHER THE ARRANGEMENT NOR THE OIL SEARCH SECURITIES AND CVRs TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Oil Search Securities and CVRs to be issued under the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. They will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected, as described under “The Arrangement –Shareholder and Court Approvals” and in reliance on exemptions from registration under applicable state securities laws. The Oil Search Securities and CVRs to be issued under the Arrangement will be freely transferable under United States federal securities laws, except that the U.S. Securities Act imposes restrictions on the resale of Oil Search Securities received pursuant to the Arrangement by persons who are, or within 90 days before the resale were, “affiliates” of Oil Search. See “Securities Laws Considerations – U.S. Securities Laws”.

U.S. holders should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders may not be described fully herein. For a general discussion of certain Canadian federal income tax considerations to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations”. For a general discussion of certain U.S. federal income tax consequences to investors who are resident in the United States, see “Certain U.S. Federal Income Tax Considerations”. All Shareholders are urged to consult their own tax advisors regarding the particular tax consequences to them of the Arrangement and of the ownership and disposition of Oil Search Securities and/or CVRs received pursuant to the Arrangement under applicable tax laws.

This solicitation of proxies is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canada. Shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of InterOil incorporated by reference herein have been prepared in accordance with IFRS and have been subject to Canadian generally accepted auditing standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that each of InterOil and Oil Search is organized under the laws of a jurisdiction other than the United States, that some (or all) of their respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of InterOil, Oil Search and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon InterOil, Oil Search, their respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Information Circular, including the documents incorporated by reference herein, are forward-looking statements. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of InterOil or Oil Search. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of InterOil or Oil Search to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Oil Search’s and InterOil’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Oil Search’s and InterOil’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. InterOil and Oil Search can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

This Information Circular, including the documents incorporated by reference herein, contains forward-looking statements concerning: the combined financial position, cash flow and growth prospects, including, but not limited to, statements relating to the ability of the combined entity following the Arrangement to deliver long-term growth; certain strategic benefits, and operational, competitive and cost synergies, including: management of the combined entity; the timing of the Meeting; the expected completion date of the Arrangement; the anticipated tax treatment of the Arrangement for Shareholders and RSU Holders; future payments to CVR Holders; the listing of the Oil Search Shares and the CVRs; the Interim Resource Certification process; the composition of the board of Oil Search; the delisting of the Common Shares; the costs of the Arrangement to InterOil; the Oil Search ADSs program; and Oil Search’s and InterOil’s anticipated future results. Numerous risks and uncertainties could cause the combined entity’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; failure to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the oil and gas exploration industry; failure to achieve desired results in labour negotiations, including the terms of future collective bargaining agreements, which could lead to work stoppages; failure to attract and retain key employees or effectively manage succession planning; the impact of potential political instability; the impact of potential environmental liabilities; reliance on the performance and retention of third-party service providers; supply and quality control issues with vendors; damage to the reputation of the Parties; new, or changes to current, federal, multinational, provincial. local or municipal laws, both foreign and domestic, and rules and regulations or changes to such laws and regulations that increase compliance costs; changes in the combined entity’s income, commodity, other tax and regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk that the combined entity would experience a financial loss if its counterparties fail to meet their obligations in accordance with the terms and conditions of their contracts with the combined entity; the risk of violations of law, breaches of the combined entity’s policies or unethical behavior; property and casualty risks; injuries at the workplace or health issues; the risk of material adverse effects arising as a result of litigation; events or series of events which may cause business interruptions; as well as the risks described elsewhere in this Information Circular under “Risk Factors -Risks Relating to the Arrangement”, “Risk Factors -Risks Related to the CVRs”, “Risk Factors -Risks Relating to the Oil Search ADSs”, “Risk Factors -Risks Relating to InterOil” and “Risk Factors -Risks Relating to Oil Search”.

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Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to InterOil and Oil Search or that InterOil and Oil Search presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. Additional information on these and other factors that could affect the operations or financial results of InterOil, Oil Search or the combined entity are included in reports filed by InterOil and Oil Search with applicable securities regulatory authorities and may be accessed through the www.ASX.com.au and the SEDAR website (www.sedar.com), respectively.

There can be no assurance that the Arrangement will occur or that any benefits resulting from the Arrangement will be realized. The Arrangement is subject to the fulfillment of certain conditions, and there can be no assurance that any such conditions will be met. The Arrangement could be modified, restructured or terminated.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Oil Search’s and InterOil’s expectations only as of the date of this Information Circular. InterOil and Oil Search disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CURRENCY AND FINANCIAL INFORMATION

Except as otherwise indicated in this Information Circular, references to “dollars” and “$” are to the currency of the United States. On June 24, 2016, the noon rate published by (a) the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = CAD$1.2952 and of Canadian dollars into U.S. dollars was CAD$1.00 = US$0.7721; and (b) the Reserve Bank of Australia for the conversion of U.S. dollars into Australian dollars was US$1.00 = AUD$1.3537 and of Australian dollars into U.S. dollars was AUD$1.00 = US$0.7387.

If you are a registered Securityholder, you will receive any Cash Consideration you elect to receive in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal and Election Form to receive such Cash Consideration in Canadian dollars, Australian dollars, Hong Kong dollars, Euros or British Pounds. If you do not make an election in your Letter of Transmittal, you will receive payment in U.S. dollars.

If you are a non-registered Securityholder, you will receive any Cash Consideration you elect to receive (through your intermediary) in U.S. dollars unless you contact the intermediary in whose name your Securities are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

The exchange rate that will be used to convert payments from U.S. dollars into other currencies will be at the rate available from Computershare Investor Services Inc., in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Securityholder electing to receive Cash Consideration in funds other than U.S. dollars. Computershare Investor Services Inc. will act as principal in such currency conversion transactions.

All financial statements and financial data derived therefrom included or incorporated by reference in this Information Circular pertaining to InterOil have been prepared in accordance with IFRS and all financial statements and financial data derived therefrom included in this Information Circular pertaining to Oil Search, including the unaudited pro forma combined financial statements of Oil Search, have been prepared and presented in accordance with IFRS and the Papua New Guinea Companies Act 1997.

The pro forma financial information included in this Information Circular is for informational purposes only and is unaudited. All unaudited pro forma financial information contained in this Information Circular has been derived from underlying financial statements prepared in accordance with IFRS (and, with respect to the underlying financial statements of Oil Search, the Papua New Guinea Companies Act 1997) to illustrate the effect of the Arrangement. The pro forma financial information set forth in this Information Circular should not be considered to be what the actual financial position or other results of operations would have necessarily been had Oil Search and InterOil operated as a single combined company as, at, or for the periods stated.

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INFORMATION CONCERNING OIL SEARCH

The information concerning Oil Search incorporated by reference or contained in this Information Circular has been provided by Oil Search. Although InterOil has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, InterOil does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records, resources, or for any failure by Oil Search, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to InterOil. In accordance with the Arrangement Agreement, Oil Search is obligated to provide InterOil with all necessary information concerning Oil Search that is required by law to be included in this Information Circular and to take all reasonable steps to ensure that such information does not contain any misrepresentations (as such term is defined in the Arrangement Agreement) concerning Oil Search and its affiliates.

Oil Search is incorporated under the laws of a foreign jurisdiction and all of the directors and officers of Oil Search reside outside of Canada. All of the assets of these persons and Oil Search may be located outside Canada. It may not be possible for investors to effect service of process within Canada upon Oil Search or any of the directors and officers referred to above. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

For further information regarding Oil Search, please refer to Oil Search’s filings with the ASX which may be obtained through www.asx.com.au.

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FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING AND THE ARRANGEMENT

The following questions and answers about the Meeting, voting thereat, and the Arrangement are designed to help you understand such matters in more detail.

About the Meeting

Why did I receive this package of information?

Oil Search has agreed to acquire all of the issued and outstanding Common Shares pursuant to the Arrangement (including each Common Share issued to holders of RSUs pursuant to the Arrangement). This Arrangement is subject to, among other things, obtaining the Requisite Approval. As a Securityholder as of the close of business on June 20, 2016, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

What is this document?

This document is an Information Circular furnished to Securityholders in connection with the solicitation of proxies by and on behalf of the Board and management of InterOil for use at the Meeting or at any adjournments or postponements thereof. The Information Circular provides additional information respecting the Arrangement. References in this Information Circular to the Meeting include any adjournments or postponements that may occur.

Who is soliciting my proxy?

Your proxy is being solicited by and on behalf of InterOil’s management and the Board for use at the Meeting or any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile). We have retained MacKenzie Partners, Inc. to solicit proxies for us at an estimated cost of $125,000.

When and where is the Meeting?

The Meeting will be held in the Grand Salon, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019, on Thursday, July 28, 2016 at 12:00 p.m. (Eastern time).

What am I being asked to vote on?

You are being asked to vote on the Arrangement Resolution to approve the Arrangement, which provides for, among other things, the acquisition by Oil Search of all of the issued and outstanding Common Shares (including each Common Share issued to holders of RSUs pursuant to the Arrangement).

What is the Requisite Approval?

The approval of the Arrangement Resolution will require the approval of two-thirds of:

(a)	the votes cast on the Arrangement Resolution by the Shareholders present in Person or represented by proxy at the Meeting and voting as a single class; and

(b)	the votes cast on the Arrangement Resolution by the Securityholders present in Person or represented by proxy at the Meeting and voting as a single class.

Does the Board of Directors of InterOil support the Arrangement?

Yes. The Board, having undertaken a thorough review of, and having carefully considered, information concerning InterOil, Oil Search and the Arrangement, has unanimously concluded that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

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In making its recommendation, the Board considered a number of factors, including, amongst other things, the Fairness Opinion of Morgan Stanley, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters contained therein, the consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders.

Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

All Securityholders as of the close of on the Record Date (being June 20, 2016) are entitled to vote on the Arrangement Resolution at the Meeting. Computershare Investor Services Inc., InterOil’s transfer agent and registrar, will count the votes.

When must I be a Securityholder in order to be entitled to vote?

You need to be a Securityholder as of the Record Date (being June 20, 2016), to be entitled to receive notice of, attend, be heard and vote at the Meeting.

What if I acquire ownership of Common Shares, RSUs or Options after the Record Date of June 20, 2016?

Only Securityholders as of the close of business on the Record Date (being June 20, 2016) are entitled to receive notice of, attend, be heard and vote at the Meeting.

How can I vote my Common Shares, RSUs or Options?

You can vote your Common Shares, RSUs or Options either by attending the Meeting and voting your Common Shares, RSUs or Options at the Meeting or, if you cannot attend the Meeting, by having your Common Shares, RSUs or Options voted by proxy in accordance with the instructions set out on the accompanying form of proxy.

If you were a registered Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the applicable enclosed form of proxy in order to vote.

If you are a non-registered Shareholder (meaning that your Common Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary), please carefully follow the instructions provided by such broker, investment dealer, bank, trust company or other intermediary in order to vote.

If you were a registered RSU Holder or Option Holder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the applicable enclosed form of proxy in order to vote.

See “General Proxy Information” for more information on voting your Common Shares, RSUs or Options.

Who can I call if I have questions or need assistance in voting my Common Shares, RSUs or Options?

If you have any questions and/or need assistance voting your Securities, please contact MacKenzie Partners, Inc. Toll free at (800) 322 2885 or by email at iocproxy@mackenziepartners.com.

What is the quorum for the Meeting?

For all purposes contemplated by this Information Circular, the quorum for the transaction of business at the Meeting is two persons present and holding or representing by proxy at least twenty-five per cent (25%) of the Common Shares entitled to vote at the Meeting.

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How many Common Shares, RSUs and Options are entitled to vote?

InterOil’s authorized share capital consists of an unlimited number of Common Shares of a single class, and without par or nominal value and 1,035,554 series A preferred shares. As at the Record Date, there were 49,908,470 Common Shares, 60,000 Options and 836,621 RSUs issued and outstanding. There are no outstanding series A preferred shares. Each Common Share, RSU and Option carries the right to one vote each on the applicable resolutions at the Meeting. See “The Arrangement – Interests of Directors and Executive Officers of InterOil in the Arrangement” for more information regarding the vesting of RSUs.

Am I entitled to Dissent Rights?

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to InterOil not later than 12:00 p.m. (Eastern time) on July 26, 2016, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in the Information Circular, including the relevant provisions of section 193 of the YBCA, as modified by the Interim Order and the Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss of any right of dissent. These rights are described in detail in this Information Circular under the heading “Dissent Rights”. The text of section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule H to this Information Circular. It is recommended that you seek legal advice if you wish to exercise your right to dissent.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named therein as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting accompanying this Information Circular or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Information Circular, management of InterOil is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

About the Arrangement

What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Yukon corporate law that allows a company to carry out transactions with the approval of its securityholders and the Court. The Plan of Arrangement that you are being asked to consider will provide for, among other things, the acquisition by Oil Search of all of the issued and outstanding Common Shares and RSUs.

I own Common Shares and/or RSUs. What will I receive if the Arrangement is completed?

Pursuant to the Arrangement, Oil Search (or one of its wholly-owned subsidiaries) will acquire all of the issued and outstanding Common Shares (including each Common Share issued to holders of RSUs pursuant to the Arrangement). In consideration for each such Common Share, Shareholders will be entitled to receive, at their election and subject to rounding, either:

(a)	8.05 Oil Search Shares (or, at the election of a Shareholder or RSU Holder, the number of Oil Search ADSs representing 8.05 Oil Search Shares); or

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(b)

a cash amount equal to the product of (i) 8.05 and (ii) the 5-day volume weighted average price of Oil Search’s shares on the ASX (as reported by Bloomberg Financial Markets) calculated as of the date anticipated to be the third business day prior to the Effective Date (converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10 a.m. (Sydney time) on the date following such calculation date), subject to proration if cash elections exceed US$770 million.

Shareholders who do not make an election by the Election Deadline will be deemed to have elected to receive Oil Search Shares.

If the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to holders of Common Shares (including Common Shares to be issued to RSU Holders under the Arrangement) exceeds US$770 million, the amount of cash consideration payable to such holders shall be limited to US$770 million and shall be allocated pro rata (on a per Common Share basis, including Common Shares to be issued to RSU Holders under the Arrangement) among such holders, and each such holder shall receive Oil Search Securities as consideration for the balance of the Cash Consideration otherwise payable to it which exceeds the amount of cash so allocated to such holder (calculated by valuing each share of Oil Search at the price calculated in accordance with paragraph (b)(ii) above).

If you are a registered Securityholder, you will receive any Cash Consideration you elect to receive in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal and Election Form to receive such Cash Consideration in Canadian dollars, Australian dollars, Hong Kong dollars, Euros or British Pounds. If you do not make an election in your Letter of Transmittal, you will receive payment in U.S. dollars.

If you are a non-registered Securityholder, you will receive any Cash Consideration you elect to receive in U.S. dollars unless you contact the intermediary in whose name your Securities are registered and request that the intermediary make an election on your behalf. If your intermediary makes an election on your behalf to receive Cash Consideration but does not make a currency election, you will receive payment in U.S. dollars.

The exchange rate that will be used to convert payments from U.S. dollars into other currencies will be at the rate available from Computershare Investor Services Inc., in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Securityholder electing to receive Cash Consideration in funds other than U.S. dollars. Computershare Investor Services Inc. will act as principal in such currency conversion transactions.

See “Risk Factors -Risks Relating to the Arrangement”.

When must I be a Shareholder or RSU Holder in order to receive the consideration?

If you are a registered Shareholder or RSU Holder and wish to receive Cash Consideration (which may be subject to proration) or Oil Search ADSs as part of the Share Consideration, you must make an election to receive such consideration by depositing with the Depositary, on or prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating your election. If you are a non-registered Shareholder, you should carefully follow the instructions from the broker, investment dealer or other intermediary that holds Common Shares on your behalf in order to make an election prior to the Election Deadline.

Shareholders who do not make an election by the Election Deadline will be deemed to have elected to receive Oil Search Shares under the Share Consideration. In order to receive consideration under the Arrangement, you need to be a Shareholder or RSU Holder at 12:01 a.m. (New York time) on the date that the Arrangement is completed.

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What premium does the consideration offered for the Common Shares and RSUs represent?

The Share Consideration implies a value of US$40.25 for each Common Share and RSU (as at May 20, 2016), plus the value of any payment under the CVRs. A value of US$40.25 represents a premium of approximately 27% to the closing price of the Common Shares on the NYSE on Thursday, May 19, 2016, the last trading day prior to the announcement of the Arrangement. The implied value of US$40.25 is based on the 10-day volume weighted average price of the Oil Search Shares, converted daily to USD using the Reserve Bank of Australia’s reference AUD/USD rate, up to and including May 19, 2016, of US$5.00 per share. The premium could increase depending on the value of the CVRs. The table below sets forth the implied premium Oil Search is paying for the Common Shares (including each Common Share issued to holders of RSUs pursuant to the Arrangement) depending on the value of the Redemption Amount, if any, to the CVR Holders.

	PRL 15 2C Resources
(US$ per Common Share)	6.2 tcfe	6.5 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe(1)
Share Consideration(2)	$40.25	$40.25	$40.25	$40.25	$40.25	$40.25
CVR – Potential Value(3)	$0.00	$1.81	$4.84	$10.88	$16.92	$22.97
Aggregate
Consideration/Common Share	$40.25	$42.06	$45.09	$51.13	$57.17	$63.22

Premium (%)	6.2 tcfe	6.5 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe
Premium to last pre-signing close(4)	27%	33%	42%	62%	81%	100%
Premium to 2-month VWAP(5)	26%	32%	41%	60%	79%	98%
Premium to 3-month VWAP(6)	33%	38%	48%	68%	88%	108%

(1)	Consideration increases by approximately US$6.044 per Common Share for each incremental tcfe (including each tcfe above 10.0 tcfe).
(2)

Based on Oil Search’s 10-day VWAP price in AUD per share to May 19, 2016, converted daily to USD using the RBA’s reference AUD/USD rate, implying a price of US$5.00 per share. Excluding any potential cash payment associated with the CVR.

(3)	Assumes 51,123,663 CVRs are outstanding at the time of redemption. Represents potential future payment at given certified resource level; not discounted to present value.
(4)	Based on InterOil’s closing price of US$31.65 per share as at May 19, 2016.
(5)	Based on InterOil’s 1-month VWAP up to and including May 19, 2016 of US$31.88 per Common Share.
(6)	Based on InterOil’s 3-month VWAP up to and including May 19, 2016 of US$30.37 per Common Share.

See “Risk Factors – Risks Related to the CVRs”.

What is the CVR?

Each CVR represents the right to receive a contingent cash payment in US dollars, that is linked to the volume of the PRL 15 2C Resources (as determined under the Total Sale Agreement). CVR Holders will be entitled to receive approximately US$6.044 for each tcfe of the volume of the PRL 15 2C Resources that is above 6.2 tcfe. The CVRs will be governed by the terms and conditions of the CVR Agreement. The CVR provides Shareholders and RSU Holders, through their entitlement to hold CVRs, with an uncapped potential additional payment, depending on the volume of the PRL 15 2C Resources.

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What is the CVR worth?

It is difficult to value the CVRs at this point since the value of the Redemption Payment on the CVRs, if any, will not be known until the Interim Resource Certification process is complete and the volume of the PRL 15 2C Resources is known. If the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, no Redemption Amount will be payable in respect of the CVRs. Example calculations of the amounts payable for different levels of PRL 15 2C Resources are shown below.

PRL 15 2C Resources (tcfe)	6.2	6.5	7.0	8.0	9.0	10.0
Redemption Amount per CVR (US$)(1)	$0.00	$1.81	$4.84	$10.88	$16.92	$22.97
Total Redemption Amount (US$)(2)	$0.00	$92,694,591.99	$247,185,578.64	$556,167,551.94	$865,149,525.24	$1,174,131,498.54

(1)	Consideration increases by approximately US$6.044 per Common Share for each incremental tcfe (including each tcfe above 10.0 tcfe).
(2)	Assumes 51,123,663 CVRs are outstanding at the time of redemption. Represents potential future payment at given certified resource level; not discounted to present value.

See “Risk Factors – Risks Related to the CVRs”.

When will the Interim Resource Certification be complete?

It is expected that the Interim Resource Certification will be completed in the second quarter of 2017, and that the CVRs will be redeemed or cancelled in accordance with their terms, shortly thereafter. The Interim Resource Certification will incorporate all information obtained from the completion of the Antelope-7 appraisal well which is expected to be drilled in late 2016.

Will the CVRs be listed on an exchange?

Yes, the CVRs will be listed on the ASX as a debt security. On June 21, 2016, ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S. dollars. Oil Search has confirmed that it will continue to take all steps required to procure the listing of the CVRs on ASX as a debt security quoted in U.S. dollars.

Are CVRs separate securities or are they “stapled” to the Oil Search Securities?

Each CVR is a separate security and, assuming they are listed on the ASX, will be independently tradable as a debt security (subject to applicable laws).

See “Risk Factors – Risks Related to the CVRs”.

Are there any safeguards in place to ensure CVR Holders receive the Redemption Amount when due?

Yes. There are a number of safeguards in place to ensure CVR Holders receive the Redemption Amount when due, including, among others:

•

Oil Search has engaged, Equity Trustees Limited, to act as Trustee under the CVR Agreement. On and from signing of the CVR Agreement, the Trustee will be responsible for administering the CVR Agreement, will have statutory responsibilities under Australian law, and will hold the rights and obligations of the CVR Holders to enforce the CVR Agreement in trust for their benefit.

•

The creation of the Certification Subcommittee, which will be responsible for, among other matters, managing the rights and obligations of SPI (208) under the Total Sale Agreement in connection with the Interim Resource Certification, and preparing submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification. In performing its duties, the Certification Subcommittee is required to act in good faith and have regard to the interests of CVR Holders in the accurate assessment of the PRL 15 2C Resources. The Certification Subcommittee is also required to provide periodic reporting of its activities to the Trustee under the CVR Agreement and to comply with the Certification Subcommittee Charter and Terms of Reference set out in Schedule L.

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•	The members of the Certification Subcommittee will be:

¡	two (2) independent non-executive Oil Search directors (being Mr. Keith Spence and Dr. Agu Kantsler);

¡	two (2) persons nominated by InterOil (being Dr. (William) Ellis Armstrong and Dr. Michael Hession), neither of whom is an InterOil director appointed to the Oil Search Board; and

¡

a person agreed between InterOil and Oil Search (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification, or such other persons who may be appointed in accordance with the terms and conditions of the Arrangement Agreement and the CVR Agreement.

•

The Redemption Amount payable in respect of CVRs depends on the outcome of the Interim Resource Certification. It is not dependent upon the payment of any amounts by Total under the Total Sale Agreement or in connection with the transactions contemplated by the Total MoU.

See “Transaction Agreements – CVR Agreement”.

What are Oil Search ADSs?

In general, an ADS is a security issued under a deposit agreement between a U.S. bank and a non-U.S. company that represents equity ownership in the non-U.S. company. ADSs are frequently traded either on a stock exchange or over the counter markets. In general, ADSs are used to facilitate the purchase and sale of securities of a non-U.S. company to U.S. investors.

Each Oil Search ADS currently represents ten Oil Search Shares (or a right to receive ten Oil Search Shares) deposited with National Australia Bank, as custodian in Australia for The Bank of New York Mellon, who is acting as the ADS Depositary for the Oil Search ADSs. Oil Search ADSs currently trade, and are expected to continue to trade, on the over-the-counter market in the United States. Shareholders and RSU Holders are urged to consult their own legal and tax advisors before electing to receive Oil Search ADSs as part of the Share Consideration. Oil Search expects to enter into an amendment to the ADS Agreement following completion of the Arrangement to cause each Oil Search ADS to represent the right to receive two Oil Search Shares, following the effectiveness of which holders of Oil Search ADSs outstanding at such time will receive additional Oil Search ADSs to reflect such change.

See “Description of American Depositary Shares” and “Risk Factors – Risks Relating to the Oil Search ADSs”.

How do I make the election?

If you are a registered Shareholder or an RSU Holder, you may make an election to receive, in respect of your Common Shares or RSU, either the Cash Consideration or the Share Consideration, and, if you elect to receive the Share Consideration, you additionally make or elect to receive Oil Search Shares or Oil Search ADSs, by depositing with the Depositary, on or prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating your election. If you are a non-registered Shareholder, you should carefully follow the instructions from the broker, investment dealer or other intermediary that holds Common Shares on your behalf and who may have an earlier deadline to make an election.

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An election will have been properly made by a registered holder of Common Shares or RSU Holder only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) for the Common Shares, if applicable, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer.

Shareholders and RSU Holders should be aware that all elections are irrevocable and once an election is made, a Shareholder or RSU Holder will no longer be able to sell or transfer the Common Shares for which such election was made.

What happens if I do not make an election?

If you are a Shareholder or RSU Holder and do not deposit with the Depositary a properly completed and duly executed Letter of Transmittal and Election Form together with the certificates representing your Common Shares (if you are a registered Shareholder), or otherwise fail to properly make an election through your intermediary (if you are a non-registered Shareholder), on or prior to the Election Deadline, you will be deemed to have elected to receive Oil Search Shares as part of the Share Consideration.

Am I guaranteed to receive what I elected?

No. Shareholders or RSU Holders who have elected to receive Cash Consideration may receive a combination of Cash Consideration and Share Consideration due to proration if Shareholders and RSU Holders collectively elect to receive more than US$770 million. If the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to Shareholders and RSU Holders who elect to receive Cash Consideration under the Arrangement exceeds US$770 million, the amount of cash consideration payable to such Shareholders and RSU Holders shall be limited to US$770 million and shall be allocated pro rata (on a per Common Share basis, including Common Shares to be issued to RSU Holders under the Arrangement) among such Shareholders and RSU Holders, and each such Shareholder and RSU Holder shall receive Oil Search Securities as consideration for the balance of the Cash Consideration otherwise payable to it which exceeds the amount of cash so allocated to it (calculated by valuing each share of Oil Search at the Oil Search Share Price).

When you make an election to receive Cash Consideration, you can also elect to receive Oil Search Shares or Oil Search ADSs as the form of the Share Consideration you will receive in the event of proration.

In no event shall any Shareholder or RSU Holder be entitled to a fractional Oil Search Security. Where the aggregate number of Oil Search Securities to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an Oil Search Security being issuable, the number of Oil Search Securities to be received by such Shareholder or RSU Holder shall be rounded to the nearest whole Oil Search Security (with fractions equal to or greater than one half of one Oil Search Security being rounded up). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional Oil Search Security. Each Oil Search ADS currently represents ten Oil Search Shares (or a right to receive ten Oil Search Shares). Accordingly, Shareholders or RSU Holders who elect to receive Oil Search ADSs under the Arrangement are not expected to receive fractional Oil Search ADSs.

In addition, if you are an Ineligible Foreign Shareholder, then, despite any election you make (or are deemed to make), you will not receive Oil Search Securities or CVRs. Instead, the Oil Search Securities and CVRs to which you would have been otherwise been entitled will be issued to the Depositary for sale by the Depositary on your behalf. All Oil Search Securities and CVRs issued to the Depositary in respect of Ineligible Foreign Shareholders will be pooled and sold as soon as practicable after the Effective Date. Neither Oil Search nor the Depositary are obligated to seek or obtain a minimum price for these securities.

The net proceeds of the sale (after deducting any commissions, other reasonable expenses incurred in connection with the sale, and any amount withheld in respect of taxes) will be distributed by the Depositary to each Ineligible Foreign Shareholder on a pro rata basis (by reference to the number of their Common Shares).

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As the market price of Oil Search Shares and CVRs will be subject to change from time to time, the sale price of those securities sold by the Depositary and the proceeds of that sale cannot be guaranteed. The proceeds received by Ineligible Foreign Shareholders will depend on the price at which Oil Search Shares and CVRs can be sold at the relevant time, applicable exchange rates (if sales are made in a currency other than US dollars) and the amount of any applicable taxes, duty, currency conversion, commissions, or other costs and charges incurred by the Depositary in connection with the sales. An Ineligible Foreign Shareholder’s pro rata share of the net proceeds of sale may be more or less than the value of the Oil Search Securities and CVRs issued to other Shareholders. None of InterOil, Oil Search or the Depositary gives any assurance as to the price that will be achieved for the sale of Oil Search Shares or CVRs by the Depositary.

In providing services in connection with the sale of the Oil Search Shares and CVRs of Ineligible Foreign Shareholders, the Depositary is not acting as agent or sub agent of any Ineligible Foreign Shareholder, does not have any duties or obligations (fiduciary or otherwise) to any Ineligible Foreign Shareholder and does not underwrite the sale of any Oil Search Shares or CVRs. The Depositary, together with its affiliates, is a full service financial institution engaged in various activities, which may include trading, financing, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Offers and sales of Oil Search Shares and CVRs by the Depositary will not be registered under the U.S. Securities Act, and, therefore, may only be sold outside the US to non-US persons in ‘offshore transactions’, in accordance with the requirements of Regulation S under the U.S. Securities Act.

Who can I call if I have questions or need assistance in making an election?

If you have any questions and/or need assistance in making an election or completing a Letter of Transmittal and Election Form, please contact Computershare Investor Services Inc., North America Toll Free: 1-800-564-6253, Telephone (Outside North America): 514-982-7555, or by email at corporateactions@computershare.com.

If you are a Beneficial Shareholder holding your Securities through a nominee such as a broker, investment dealer, bank, trust company, custodian or other nominee, you should contact such nominee and carefully follow any instructions provided to you by such nominee.

When will the Arrangement be completed?

It is presently anticipated that the Arrangement will be completed in August 2016. However, completion of the Arrangement is dependent on many factors outside of InterOil’s or Oil Search’s control and it is not possible at this time to determine precisely when or if the Arrangement will become effective.

When will I receive the consideration for my Common Shares?

You will receive the Cash Consideration or Share Consideration for your Common Shares as soon as practicable after the Effective Time, provided you have sent all of the necessary documentation to the Depositary.

What will I have to do as a Shareholder to receive the consideration for my Common Shares?

If you are a registered Shareholder or RSU Holder you must deliver to the Depositary a duly completed and executed Letter of Transmittal and Election Form, including such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares). Upon delivery of such documents, you shall be entitled to receive in exchange for the Common Shares or RSUs so deposited: (i) customary evidence of the number of Oil Search Securities to which such you are entitled to receive under the Arrangement; (ii) a cheque for the cash consideration to which you are entitled to under the Arrangement; and (iii) customary evidence of the number of CVRs to which you are entitled to receive under the Arrangement. If you are an RSU Holder and you have not received certificates representing Common Shares then no certificate need be included with Letter of Transmittal and Election Form.

If you are a Shareholder whose Common Shares are registered in the name of a broker, investment dealer or other intermediary you will receive your payment through your account with your intermediary. You should contact your intermediary if you have questions about this process.

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Should I send my Common Share certificate(s) to the Depositary now?

Yes. A Letter of Transmittal and Election Form has been mailed, together with this Information Circular, to each person who was a registered holder of Common Shares or RSUs on the Record Date. It is recommended that you complete, sign and return the Letter of Transmittal and Election Form with, in the case of Common Shares, accompanying Common Share certificate(s), to the Depositary as soon as possible and in any event prior to the Election Deadline. InterOil and Oil Search will provide at least two Business Days’ notice of the Election Deadline to Shareholders by means of a news release disseminated on newswire. Shareholders and RSU Holders should be aware that all elections are irrevocable and once an election is made, a Shareholder will no longer be able to sell or transfer the Common Shares for which such election was made.

The Letter of Transmittal and Election Form will also be available under our SEDAR profile at www.sedar.com or by contacting the Depositary.

What happens if the Shareholders and Securityholders do not approve the Arrangement?

If the Arrangement Resolution is not approved by at least two-thirds of the votes cast by Shareholders at the Meeting and at least two-thirds of the votes cast by Securityholders (voting as a single class) at the Meeting, the Arrangement will not become effective. Additionally, Oil Search is not required to complete the Arrangement if Shareholders have exercised their Dissent Rights in connection with the Arrangement with respect to more than 33 1⁄3% of the outstanding Common Shares. Failure to complete the Arrangement could have a material negative effect on the market price of the Common Shares. Further, depending on the circumstances in which termination of the Arrangement Agreement occurs, InterOil may have to pay the Company Termination Fee. See “Risk Factors – Risks Relating to the Arrangement” and “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”. Subject to the risks referenced above, InterOil would otherwise continue as a standalone company.

Will the Common Shares continue to be listed on the NYSE or registered under the U.S. Exchange Act after the Arrangement?

No. If the Arrangement is completed, all of the Common Shares will be owned by Oil Search, and InterOil expects the Common Shares to be promptly delisted from the NYSE, and the registration of the Common Shares and all obligations to file or furnish reports under the U.S. Exchange Act to be terminated promptly, after the Common Shares are acquired by Oil Search and the Arrangement is complete.

What will happen to my RSUs under the Arrangement?

Pursuant to the Arrangement, RSU Holders are entitled to elect to receive Share Consideration or Cash Consideration for their RSUs in the same manner as a registered Shareholder (on the basis that their RSUs have been converted into Common Shares). In addition, the Letter of Transmittal and Election Form allows RSU Holders to make elections without tendering any certificates representing the Common Share underlying the RSUs.

Tax Consequences to Shareholders

What are the tax consequences of the Arrangement to me as a Shareholder?

This Information Circular contains a summary of the principal Canadian federal, U.S. federal, Australian, Papua New Guinea, Singaporean and Hong Kong income tax considerations relevant to Shareholders. Please see the discussions under the headings “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Certain Australian, Hong Kong and Singaporean Income Tax Considerations”, “Certain Papua New Guinea Income Tax Considerations”. These summaries are of a general nature only and are not, and are not intended to be, nor should they be construed to be, legal or tax advice or representations to any particular Shareholder. These summaries are not an exhaustive discussion of all income tax considerations. Accordingly, Shareholders and RSU Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable.

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Who to Call with Questions

Who can I contact if I have questions?

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or Letter of Transmittal and Election Form, please contact InterOil’s proxy solicitation and information agent, MacKenzie, by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

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GENERAL PROXY INFORMATION

Date, Time and Place of the Meeting

The Meeting will be held on, Thursday, July 28, 2016 at 12:00 p.m. (Eastern time) at the Grand Salon, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019.

Record Date

Only Securityholders of record as of the close of business (Eastern time) on the Record Date are entitled to receive notice of the Meeting. Every Securityholder of record at the close of business on June 20, 2016 who attends the Meeting, in person or in proxy, will be entitled to vote at the Meeting or any adjournment or postponement thereof.

As of June 24, 2016, there are 49,908,470 Common Shares, 60,000 Options and 836,621 RSUs issued and outstanding. In total, approximately 1,215,193 RSUs (see “The Arrangement”) will automatically vest upon the Effective Date pursuant to the terms of the Arrangement. All of the issued and outstanding Options have been conditionally surrendered for nominal value pursuant to the terms and conditions of an option cancellation agreement.

Solicitation of Proxies

InterOil’s management is using this Information Circular to solicit proxies from Securityholders for use at the Meeting.

All solicitation costs will be borne by InterOil. Proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by directors, officers, employees and agents of InterOil. InterOil has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons, and InterOil may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. InterOil has also retained MacKenzie Partners, Inc. (“MacKenzie”) to provide the following services for the Meeting: reviewing the Information Circular, liaising with proxy advisory firms, developing and implementing securityholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of securityholder proxies, and the solicitation of Securityholder proxies including contacting Securityholders by telephone. InterOil will pay the cost of these services and any related expenses. InterOil may also reimburse brokers or other persons holding shares in their name or in the name of their nominees for costs incurred in sending proxy materials to their principals or beneficial Shareholders to obtain their proxies.

Enquiries

This document is important and requires your immediate attention. For more information and assistance in voting your proxy, please contact MacKenzie either by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

Appointment and Revocation of Proxies

The persons named in the enclosed forms of proxy are directors of InterOil. A Securityholder has the right to appoint a person (who need not be a Securityholder) to represent him, her or it at the Meeting other than the persons designated in the forms of proxy provided by InterOil to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of the management designees in the applicable enclosed form of proxy and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. To vote the Securities, such proxyholder must attend the Meeting. If the named proxy does not attend the meeting, your Securities will not be voted. In order to be effective, a proxy must be deposited with Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 or with Mackenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, no later than 12:00 p.m. (Eastern time) on July 26, 2016 or two Business Days prior to any adjournment or postponement of the Meeting. A proxy must be in writing and executed by the Securityholder, or such Securityholder’s attorney authorized in writing, or if such Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

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A Securityholder who has submitted a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing that instrument: (a) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting, (b) with Computershare or MacKenzie at the addresses provided above at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting; (c) with the Chairman of the Meeting prior to the commencement of the Meeting or an adjournment or postponement thereof; (d) by the Securityholder personally attending at the Meeting and voting the Common Shares represented by the proxy or, if the Securityholder is a corporation, by a duly authorized officer or officers or attorney of the corporation attending at the Meeting and voting those securities; or (e) in any other manner permitted by law.

If you are a non-registered or beneficial holder of Common Shares and have received these materials through your broker or through another intermediary, please complete and return the applicable form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Proxy Voting

All Securities represented at the Meeting by properly completed and executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Securities represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the applicable printed forms of proxy will vote in favour of all the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own names. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of InterOil. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the majority of such Common Shares are registered under the name of Cede & Co. (the registration name for the Depositary Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The directors, senior officers and certain shareholders of InterOil do not know for whose benefit the Common Shares registered in the name of CDS & Co., Cede & Co. or of other brokers, agents and nominees are held. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting and deposit of their Common Shares are communicated to the appropriate person.

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Applicable regulatory policy requires intermediaries/brokers in Canada to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form instead of the form of proxy. The Beneficial Shareholder is asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or complete a voting instruction form online to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholders for registered Shareholders should enter their own names in the blank spaces on the instruments of proxy provided to them and return the same to their brokers (or the brokers’ agents) in accordance with the instructions provided by such brokers (or agents), well in advance of the Meeting.

Quorum

A quorum for the Meeting shall be the quorum required by InterOil’s by-laws, being two persons present and holding or representing by proxy at least twenty-five per cent (25%) of the shares entitled to vote at the Meeting.

Each Shareholder, Option Holder and RSU Holder is entitled to one vote per Common Share, Option and RSU, as applicable, held on all matters to come before the Meeting, including the Arrangement Resolution.

Principal Holders of Common Shares

As at June 20, 2016, InterOil has issued and outstanding 49,908,470 fully paid and non-assessable Common Shares, each carrying the right to one vote. The authorized share capital of InterOil is an unlimited number of Common Shares without par or nominal value and 1,035,554 series A preferred shares, but at the date hereof no series A preferred shares are outstanding. All series A preferred shares that had been issued have been converted to common shares. InterOil has no other classes of voting securities (other than the Options and RSUs which, in accordance with the YBCA, are entitled to vote on the Arrangement Resolution in the manner described in this Information Circular).

To the knowledge of the directors and officers of InterOil, the only person or company who beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of InterOil is Capital Group Companies which, to the knowledge of such officers and directors, owns, 5,529,615 Common Shares, representing approximately 11.1% of all Common Shares then outstanding.

THE ARRANGEMENT

Background to the Arrangement

The Board, with the assistance of InterOil’s management and advisors, continually reviews and assesses InterOil’s assets and financial profile, and considers all available options that may be in the best interests of InterOil and its Shareholders, including strategic transactions and other alternatives in order to ensure that InterOil has access to sufficient ongoing funding for the business’ development plans, including capital expenditures. In the past, such review has resulted in strategic transactions including the sale of an interest in the PRL 15 Fields to Total.

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As part of InterOil’s ordinary course funding initiatives, the Board determined in mid-2015 to explore the sale of minority interests in certain of InterOil’s assets (the “Asset Sale Process”). Commencing in September 2015, InterOil began contacting potentially interested parties about participating in this process. A total of 36 parties were ultimately engaged, a number of which entered into confidentiality agreements and undertook due diligence on InterOil’s assets. The Asset Sale Process did not initially result in any proposals that the Board found to be attractive or in the best interest of InterOil and its Shareholders. As a result, in the fourth quarter of 2015, the Board decided to supplement the Asset Sale Process by approaching a select group of major oil and gas companies about the possibility of a more significant minority investment transaction with respect to certain of InterOil’s assets, with the possibility of the investor becoming the operator of those assets. Accordingly, commencing in November 2015, senior executives of InterOil held discussions with representatives of four major oil and gas companies (including Oil Search and parties that we will refer to as “Party A” and “Party B”), each of which entered into a confidentiality agreement and was provided with detailed due diligence materials with respect to the relevant assets.

In December 2015, Party A informed InterOil that one of the options it was considering was a proposal to acquire all of InterOil’s outstanding shares (a “Whole Company Transaction”). Management conducted discussions with Party A to ensure it was appropriately considering all available options that may be in the best interests of InterOil and its Shareholders. Preliminary discussions between InterOil and Party A took place in December 2015. On March 1, 2016, InterOil signed a revised confidentiality agreement with Party A concerning a possible Whole Company Transaction. Party A provided InterOil with an indicative proposal on March 3, 2016. After carefully considering the proposal and consulting with its external advisors, the Board determined that the indicative Whole Company Transaction proposal from Party A was not sufficient to merit further negotiations at that time with Party A with respect to a Whole Company Transaction. However, discussions continued between InterOil and Party A in relation to the Asset Sale Process.

On March 11, 2016, InterOil received a written, non-binding indicative proposal from Party B with respect to a Whole Company Transaction. After carefully considering the proposal and consulting with its external advisors, the Board determined to authorize management to continue discussions with Party B and to attempt to negotiate improved terms for a potential Whole Company Transaction. Discussions ensued between InterOil and Party B. On March 29, 2016, Party B entered into a revised confidentiality agreement concerning a possible Whole Company Transaction and subsequently conducted several weeks of due diligence. The discussions between InterOil and Party B did not result in Party B submitting a revised offer.

At the same time that InterOil was having discussions with Party A and Party B, Oil Search also informed InterOil that it intended to make a proposal with respect to a potential Whole Company Transaction. On March 14, 2016, Oil Search submitted a written, non-binding indicative proposal to InterOil with respect to a potential Whole Company Transaction.

The Board met on March 16, 2016 to consider the proposal, with InterOil’s legal and financial advisors in attendance. At that meeting, the Board reviewed and discussed the various strategic alternatives then potentially available to InterOil. This included proposals from the Asset Sale Process, which had failed to yield a more attractive proposal relative to the Whole Company Transaction proposals. Although the Board concluded that the Oil Search proposal failed to offer sufficient value to enter into a transaction at that time, it authorized management and InterOil’s advisors to have further discussions with each of Party A, Party B and Oil Search to determine whether one or all of the proposals could be improved. The Board also instructed management to continue to concurrently seek a more attractive proposal through the Asset Sale Process. The Board also constituted a transaction committee (the “Transaction Committee”), comprised of Chris Finlayson, Ford Nicholson, Chee Keong Yap and Dr. Ellis Armstrong, to assist the Board by overseeing InterOil’s evaluation and consideration of all strategic alternatives that may be available to InterOil, including the ongoing Asset Sale Process and any process that might result in a Whole Company Transaction. It was agreed that the Transaction Committee would consult with the Board regarding material aspects of the negotiations and keep the Board fully informed of all material developments, both through formal Board meetings and informal discussions with independent Board members. Following the meeting, representatives of InterOil informed representatives of Oil Search that the Board had determined that the proposed consideration was insufficient. Concurrently, and leading up to the execution of the Arrangement Agreement, representatives of InterOil remained in close contact with all parties involved in the various strategic review processes. In addition, in order to ensure all parties had timely access to all relevant information, InterOil’s virtual data rooms were continuously updated as new information became available.

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Discussions ensued between management of InterOil and Oil Search for the next several weeks. On March 30, 2016, Oil Search signed a confidentiality agreement with respect to a possible Whole Company Transaction.

On April 29, 2016, Oil Search submitted a revised written, non-binding indicative proposal with respect to a potential Whole Company Transaction. On April 30, 2016, the Transaction Committee met to consider the revised offer, and determined to authorize InterOil’s management and advisors to continue negotiations with Oil Search in order to seek to improve the proposed terms. In making this determination, the Transaction Committee, in consultation with its advisors, carefully considered the status of the Asset Sale Process, the status of discussions with Party A and Party B and other strategic options potentially available to InterOil.

On May 1, 2016, Oil Search was granted access to InterOil’s virtual data room relating to a Whole Company Transaction, and the advisors to InterOil and Oil Search began preparing and negotiating draft definitive agreements with respect to the Arrangement. The terms and conditions of the Arrangement were negotiated between the parties and their respective advisors between May 1 and May 20, 2016, concurrently with continuing discussions regarding the terms of the proposal.

While the negotiations with Oil Search were progressing, InterOil and its advisors had continuing discussions with Party A about expediting its due diligence and improving its proposal for a Whole Company Transaction. Party A submitted a revised written, non-binding indicative proposal on May 6, 2016. On May 10, 2016, each of the Transaction Committee and the Board met to consider the status of the negotiations and to discuss the remaining significant unresolved issues. At that meeting, the Transaction Committee and the Board, together with their advisors, reviewed the strategic alternatives available to InterOil and other relevant matters, including the revised proposal from Party A. The Board authorized continuing negotiations with each of Oil Search and Party A, and authorized InterOil’s representatives to inform Party A that the proposed consideration was inadequate. The continuing negotiations ultimately resulted in Oil Search increasing the consideration contemplated by its proposal.

Oil Search advised InterOil on May 15, 2016 that Oil Search and Total S.A. were in the process of finalizing the Total MoU, which was subsequently announced to the ASX by Oil Search on May 20, 2016. InterOil and its advisors immediately began assessing the implications of the Total MoU for the Arrangement. The Transaction Committee met on May 17, 2016 to consider and evaluate the final terms of the Total MoU and the impact of those terms on the Arrangement. Following that meeting, InterOil and its advisors negotiated certain changes to the terms of the Arrangement Agreement to take into account the Total MoU and to protect the interests of InterOil and its Shareholders with respect to the terms thereof. This included seeking joint venture approval to drill the Antelope-7 well concurrently with the execution of the Arrangement Agreement, in order to provide greater certainty with respect to the resource potential of the PRL 15 Fields. After a careful assessment of the Total MoU, and with the proposed amendments to the Arrangement Agreement, the Board, in consultation with its advisors, concluded that it had the potential to enhance the value of the Arrangement to Shareholders who elect to receive Share Consideration due to the potential increase in value of the Oil Search Shares following the closing of the Arrangement.

Late in the evening on May 19, 2016 (Singapore time), the Board, together with management and its advisors, met to review and discuss the terms of the proposed definitive agreements with Oil Search. Morgan Stanley presented its opinion to the effect that, as of May 19, 2016 and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be received by Shareholders pursuant to the proposed Arrangement Agreement is fair, from a financial point of view, to the Shareholders. After reviewing the terms of the proposed Arrangement Agreement and having taken into consideration the Fairness Opinion and such other matters as it considered relevant (including those described below under the heading “The Arrangement –Reasons for the Recommendation”), the Board unanimously determined that the Arrangement was in the best interests of InterOil and the consideration payable thereunder is fair, from a financial point of view, to the Shareholders. Accordingly, the Board unanimously approved the Arrangement Agreement and resolved to recommend that Shareholders vote in favour of the Arrangement Resolution.

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Early on May 20, 2016 (Singapore time), InterOil and Oil Search entered into the Arrangement Agreement and publicly announced the proposed Arrangement.

On June 24, 2016 (Singapore time), InterOil and Oil Search amended and restated the Arrangement Agreement with effect as of May 20, 2016 to provide for the ability of Shareholders to elect to receive Parent ADSs, to provide that Oil Search (Yukon) Limited (a newly-formed subsidiary of Oil Search) would acquire the Common Shares pursuant to the Arrangement, and to make certain other changes of a technical nature to the Arrangement Agreement.

Recommendation of the Board

The Board having undertaken a thorough review of, and having carefully considered, information concerning InterOil, Oil Search and the Arrangement, and after consulting with financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendation

In making its recommendation, the Board consulted with InterOil’s management, Morgan Stanley, Credit Suisse, UBS, WLRK and Goodmans, reviewed a significant amount of information and considered a number of factors, including, without limitation, those listed below. The following includes forward-looking information and readers are cautioned that actual results may vary. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Board may have given different weight to various factors or items of information. The following discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive.

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Premium to Shareholders. The Arrangement values the equity of InterOil at approximately $2.1 billion or $40.25 per Common Share (based on the 10-day volume weighted average price of the Oil Search Shares, converted daily to USD using the Reserve Bank of Australia’s reference AUD/USD rate, up to and including May 19, 2016, of US$5.00 per share), plus the value of a CVR. Without giving effect to the potential value of the CVR, this represents a premium of approximately 27.2% to the closing price of the Common Shares on the NYSE on May 19, 2016 (Eastern time), the last trading day prior to the public announcement by InterOil and Oil Search of the Arrangement.

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Ability to Elect Form of Consideration. Shareholders will have the option to receive Oil Search Securities (in the form of Oil Search Shares or Oil Search ADSs, at the election of each Shareholder) or cash, at their election, subject to proration in the case of the cash election. In addition, those Shareholders who elect to receive the Oil Search Shares have the choice between ASX-listed Oil Search Shares or Oil Search over-the-counter ADSs issued by Bank of New York Mellon.

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Shareholder Participation in Future Potential of the PRL 15 Fields. The inclusion of CVRs in the Arrangement provides Shareholders who retain CVRs the ability to participate in potential future upside of the resource volume of the PRL 15 Fields. This upside will also include the results and information gained from the drilling of the Antelope-7 appraisal well which is expected to spud in September 2016.

•

Review of Strategic Alternatives. The Board considered and actively pursued a wide range of potential strategic alternatives available to InterOil, including the potential shareholder value as assessed by InterOil and its financial advisors that could be expected to be generated by remaining an independent company, as well as the potential benefits, risks and uncertainties associated with such alternatives. As an independent standalone entity and depending on the size of further payments under the Total Sale Agreement, InterOil may have been required to raise additional funds through the capital markets in order to fund its share of project development costs in respect of the PRL 15 Fields – a step that is no longer expected to be necessary under Oil Search ownership. See “The Arrangement – Background to the Arrangement”.

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•

Probe of Strategic Alternatives. The Board directed InterOil’s management and advisors to probe and evaluate alternatives for InterOil and its assets. As part of these activities, InterOil contacted a number of third parties to gauge their interest in a variety of different transactions involving InterOil and its assets. None of the parties contacted proposed a transaction that, in the Board’s judgment, would generate more attractive value for the Shareholders than the transaction proposed by Oil Search.

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Participation in Oil Search Asset Base. Shareholders who receive Oil Search Securities in connection with the Arrangement will have the opportunity to participate in Oil Search’s asset base. Oil Search’s asset base includes a 29% interest in the world-class PNG LNG Project and an existing stake in PRL 15.

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Participation by Shareholders in Future Growth. Shareholders who receive Oil Search Securities pursuant to the Arrangement will have the opportunity to participate in any future increase in the value of Oil Search. Following the completion of the Arrangement, Shareholders will beneficially own between approximately 14% and 21% of the Oil Search Shares (depending on the number of Securityholders who elect to receive the Cash Consideration), with existing Oil Search shareholders owning between approximately 79% and 86%.

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Exposure to Oil Search’s Balance Sheet. Oil Search’s holding in the PNG LNG Project enables Oil Search to generate positive cash flows even at low oil prices. Consequently, Oil Search has a strong balance sheet, with available liquidity of US$1.66 billion at the end of March 2016, providing a platform for further investment in growth and shareholder returns.

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Participation in Oil Search’s Dividend. Shareholders who receive Oil Search Securities in connection with the Arrangement will have the opportunity to participate in any future Oil Search dividends. Oil Search expects to give holders of Oil Search Securities the option to elect to receive any dividend declared in U.S. dollars or Australian dollars.

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Listing of CVRs. The CVRs are expected to be listed on the ASX as a debt security so that Shareholders may have liquidity with respect to any CVRs they receive. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S. dollars. Oil Search has confirmed that it will continue to take all steps required to procure the listing of the CVRs on the ASX as a debt security quoted in U.S. dollars.

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Oversight of the Interim Resource Certification. The CVR Agreement provides that a Certification Subcommittee (comprised of two (2) independent non-executive Oil Search directors, being Mr. Keith Spence and Dr. Agu Kantsler); two (2) persons nominated by InterOil (being Dr. (William) Ellis Armstrong and Dr. Michael Hession), neither of whom is an InterOil director appointed to the Oil Search Board; and a person agreed between InterOil and Oil Search (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification), will be responsible for, amongst other things, managing the rights and obligations of SPI (208) under the Total Sale Agreement in connection with the Interim Resource Certification and the preparation of submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification. The Certification Subcommittee will be required to comply with the Certification Subcommittee Charter and Terms of Reference (as set out in Schedule L).

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The CVR Agreement will also be administered by the Trustee, who has statutory responsibilities under Australian law and holds the rights and obligations of the CVR Holders to enforce the CVR Agreement in trust for their benefit. The Certification Subcommittee is required to provide periodic reporting of its activities to the Trustee under the CVR Agreement.

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Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between InterOil and Oil Search. The Board believes that the terms and conditions of the Arrangement Agreement, including the fact that InterOil’s and Oil Search’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with InterOil’s legal advisors, reasonable in light of all applicable circumstances.

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Negotiations with Oil Search. Based on the fact that the negotiations between InterOil and Oil Search were extensive, lasted for over two months, and resulted in a significant increase from Oil Search’s initial offer, the Board believes that the Arrangement represents Oil Search’s highest price and the highest price reasonably attainable for the Shareholders in the near-term.

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Operational Synergy Potential. The Board considered the potential for operational and development synergies to be realized in the near term and over time. These synergies may arise from, among other things, the potential cooperation and/or integration of the Papua LNG and PNG LNG projects resulting in reduced capital expenditure, savings in annual operating costs and schedule acceleration.

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InterOil’s Financial Condition and Prospects. The Board reviewed InterOil’s current and historical financial condition, results of operations, business, competitive position and prospects as well as InterOil’s future business plan and potential long-term value taking into account its future prospects and risks if it were to remain an independent company.

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Total MoU. The agreement between Oil Search and Total is expected to facilitate potential cooperation and/or integration of the Papua LNG and PNG LNG projects which would provide additional value to Shareholders through their approximately 14 and 21% shareholding in Oil Search post the transaction. It also helps mitigate risks associated with future development funding requirements of Oil Search.

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Support from the PNG Government. As a joint venture participant of both Papua LNG and PNG LNG projects the PNG Government is supportive of the transaction and the potential cooperation and/or integration of the two projects which may result in future value for Shareholders.

•	Corporate Governance. Following the closing of the Arrangement, the board of directors of Oil Search will include one director of InterOil who will be mutually agreed upon by InterOil and Oil Search.

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Increased Market Liquidity. Upon the completion of the Arrangement, the combined entity will have a meaningfully enhanced position in the ASX relative to either InterOil’s or Oil Search’s position in their respective markets today. The combined entity will also have a broader shareholder base with increased market liquidity and a larger public float.

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Fairness Opinion of Morgan Stanley. In the opinion of Morgan Stanley, as of May 19, 2016, and based upon and subject to the assumptions, limitations, qualifications and other matters contained therein, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to such Shareholders. See “The Arrangement – Fairness Opinion” and Schedule D.

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Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on InterOil’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Securityholders and after the Board determines, in good faith that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal. See “Transaction Agreements – Arrangement Agreement –Non-Solicitation”.

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Timing. The Board believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time with closing of the Arrangement currently expected in the third quarter of 2016, thereby allowing Shareholders to receive the Share Consideration or Cash Consideration in a relatively short time frame.

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Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated regulatory delays or issues, the fact that the closing of the transactions contemplated by the Total MoU is not a condition to closing of the Arrangement, and the fact that the Arrangement is not subject to the approval of Oil Search’s shareholders increase the likelihood that the Arrangement will be completed.

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Reasonable Termination Fee. The view of the Board, after consultation with InterOil’s financial advisors, is that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal.

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Securityholder Approval is Required. The fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Securityholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

•	Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders.

•	Dissent Rights. The availability of Dissent Rights to the registered Shareholders with respect to the Arrangement.

The Board also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Arrangement. These issues included, without limitation, those listed below and other factors described under “Risk Factors”.

•	Risk of Fixed Exchange Ratio. The exchange ratio is fixed and will not be adjusted in the event of any change in either InterOil’s or Oil Search’s share price.

•	Risk and Uncertainty Associated with the CVRs. The payment, if any, under the CVRs is uncertain and subject to a number of risks, including, without limitation:

¡

the volume of the PRL 15 2C Resources. The value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value. If the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, then no payment will be made;

¡

the fact that the Board and management of InterOil will no longer have direct control over the Interim Resource Certification process for PRL 15, although noting that the Certification Subcommittee will oversee that process;

¡

the fact that the payments, if any, under the CVRs will not be known for some time, and the CVRs represent a contingent contractual payment obligation of Oil Search and are subject to Oil Search’s continued creditworthiness and viability;

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¡

the CVRs represent unsecured obligations of Oil Search. If Oil Search were to be liquidated or wound-up, CVR Holders would only have a right to receive the Redemption Amount payable on the CVRs, or the remaining portion thereof, after all secured creditors have been paid. In the event of a shortfall of funds after paying such secured creditors, CVR Holders will not receive the full Redemption Amount. In addition, Oil Search may issue other securities in future that rank for interest or payment in a liquidation or winding-up of Oil Search equally, ahead or behind the CVRs, without the approval of CVR holders;

¡	the CVRs are difficult to value and may trade below their estimated intrinsic value;

¡	the CVRs may be illiquid, as a result of there being a lack of trading volume in the CVRs on the ASX; and

¡	a number of Securityholders may not be able to hold the CVRs as a result of applicable laws or pursuant to their own internal investment rules and guidelines.

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Uncertainty Regarding Completion of Arrangement. While the Board expects the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to InterOil’s and Oil Search’s obligations to complete the Arrangement (see “Transaction Agreements – Arrangement Agreement – Conditions Precedent to the Consummation of the Arrangement”) will be satisfied and, as a result, the Arrangement may not be consummated.

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Adverse Effect of Unconsummated Transaction. The Board considered the potential adverse effect on InterOil’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

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Tax Treatment. The fact that the exchange of Common Shares for Cash Consideration or Share Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions.

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Restrictions on InterOil’s Conduct of Business. The Arrangement Agreement contains restrictions on the conduct of InterOil’s business prior to the Effective Date (see “Transaction Agreements – Arrangement Agreement – Ordinary Course of Business Covenants”), including generally requiring InterOil to conduct its business only in the ordinary course consistent with past practice and to not undertake various actions related to the conduct of its business without the prior written consent of Oil Search, in each case subject to specified limitations. These restrictions may delay or prevent InterOil from undertaking business opportunities that may arise pending completion of the Arrangement.

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Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts InterOil’s ability to solicit alternative acquisition proposals from a third party (see “Transaction Agreements – Arrangement Agreement – Non-Solicitation”). Oil Search conditioned its willingness to enter into the Arrangement Agreement on including these provisions. The Board considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Shareholders and would not preclude the Board from being able to consider unsolicited proposals.

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Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of InterOil’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of InterOil would be disrupted by employee concerns or departures, or changes to or termination of InterOil’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

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Description of the Arrangement

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived.

The Arrangement is not subject to any outstanding Regulatory Approvals.

The Arrangement is conditional upon InterOil being satisfied that the CVRs will be approved for listing on the ASX or another qualified exchange. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S. dollars. Oil Search has confirmed that it will continue to take all steps required to procure the listing of the CVRs on the ASX as a debt security quoted in U.S. dollars.

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule C to this Information Circular.

Pursuant to the Arrangement, commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)

Notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof.

(b)

Each Dissent Share shall be transferred by the Dissenting Shareholders to Oil Search (Yukon) Limited (free and clear of any Liens) in accordance with, and for the consideration contemplated in, the Plan of Arrangement.

(c)	All Options, to the extent not exercised prior to the Effective Time, shall be deemed terminated without any payment in respect thereof.

(d)

The Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding RSUs, and InterOil shall allot and issue to each RSU Holder such number of Common Shares as are due to such holder under the terms of such RSUs and thereafter (i) the Company Incentive Plans will terminate and none of the former RSU Holders or Option Holders shall have any rights, liabilities or obligations in respect of the Company Incentive Plans and (ii) RSU Holders will be treated in all respects as Shareholders with respect to the Common Shares issued pursuant to the Plan of Arrangement.

(e)	the following shall occur and be deemed to occur concurrently:

(i)

in consideration for the consideration issued or paid to the Shareholders (other than Dissenting Shareholders) under the Plan of Arrangement by Oil Search for the benefit of Oil Search (Yukon) Limited, Oil Search (Yukon) Limited shall issue to Oil Search a number of common shares of Oil Search (Yukon) Limited with an aggregate fair market value equal to the fair market value of such consideration issued or paid to the Shareholders under the Plan of Arrangement;

(ii)

an amount equal to the fair market value of the consideration issued or paid to the Shareholders (other than Dissenting Shareholders) by Oil Search for the benefit of Oil Search (Yukon) Limited shall be added to the stated capital account of Oil Search (Yukon) Limited in respect of the common shares of Oil Search (Yukon) Limited issued to Oil Search under the plan of Arrangement; and

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(iii)	Each Common Share (other than any Dissent Share) shall be transferred to Oil Search (Yukon) Limited (free and clear of any Liens) in exchange for:

(1)	the Share Consideration; or

(2)	the Cash Consideration,

in each case, to be issued or paid directly by Parent in accordance with the election or deemed election of such Shareholder pursuant to the Arrangement, in each case, subject to proration in accordance with the Arrangement;

(f)	with respect to each Common Share transferred in accordance with the Arrangement:

(i)

the registered holder thereof shall cease to be the registered holder of such Common Share and shall cease to have any rights in respect of such Common Share and the name of such registered holder shall be removed from the register of Shareholders as of the time of transfer prescribed the Arrangement, as applicable;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Common Share; and

(iii)

Oil Search (Yukon) Limited will be the holder of all of the outstanding Common Shares as of the time of transfer prescribed in the Arrangement, as applicable and the central securities register of InterOil shall be revised accordingly and Oil Search Yukon (Limited) shall be entitled to all of the rights and privileges attached to the Common Shares.

The transfers, exchanges, issuances and terminations provided for above will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to section 195 of the YBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Court must grant the Final Order approving the Arrangement; and

•	all conditions precedent to the Arrangement further described in the Arrangement Agreement must be satisfied or waived by the appropriate Party.

Stock Exchange Listing

It is expected that the Common Shares will be delisted from the NYSE and the POMSoX promptly following completion of the Arrangement.

The Common Shares are currently listed on the NYSE and the POMSoX under the symbol “IOC”. If permitted by applicable laws, Oil Search intends to delist the Common Shares from the NYSE and the POMSoX with effect from the Effective Date and to apply for a decision for InterOil to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which InterOil is a reporting issuer.

The registration of the Common Shares under the U.S. Exchange Act and all obligations to file or furnish reports under the U.S. Exchange Act will be terminated upon completion of the Arrangement.

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The Oil Search Shares are listed on the ASX and POMSoX under the symbol “OSH”. Oil Search will become a reporting issuer in Canada upon the completion of the Arrangement as a consequence thereof, but following completion of the Arrangement may apply to the applicable Canadian securities regulators to have Oil Search cease to be a reporting issuer in Canada. Oil Search expects to have no obligation to file or furnish reports under the U.S. Exchange Act and expects to be exempt from the registration requirements of the U.S. Exchange Act.

The obligation of InterOil and Oil Search to complete the Arrangement is subject to, among other things, the ASX (and, if required, POMSoX) approving the listing of the Oil Search Shares to be issued under the Arrangement and Oil Search having used its commercially reasonable efforts to list the CVRs on the ASX or another Qualified Exchange. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement.

The Oil Search ADSs currently trade, and are expected to continue to trade, on the over-the-counter market in the United States. The Oil Search ADSs will not be listed on any stock exchange.

Fairness Opinion

In deciding to approve the Arrangement, the Board considered, among other things, the Fairness Opinion. The Fairness Opinion states that in the opinion of Morgan Stanley, as of May 19, 2016 and based upon and subject to the assumptions, limitations qualifications and other matters contained therein, the consideration of 8.05 Oil Search Shares and one CVR to be received by Shareholders pursuant to the Arrangement was fair from a financial point of view to such Shareholders. This summary is qualified in its entirely by reference to the full text of the Fairness Opinion.

The full text of Morgan Stanley’s written opinion, dated May 19, 2016, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Morgan Stanley in connection with the Fairness Opinion, is attached to the Information Circular as Schedule D. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion was provided for the information of the Board in connection with its evaluation of the consideration from a financial point of view and Morgan Stanley expressed no view as to, and the Fairness Opinion did not address, any other aspects or implications of the Arrangement or the underlying business decision of InterOil to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might exist for InterOil or the effect of any other transaction in which InterOil might engage. The Fairness Opinion is not intended to be and does not constitute a recommendation as to how any Shareholder should vote with respect to the Arrangement or any other matter. The Fairness Opinion speaks as of the date rendered and, as such, addresses only the fairness from a financial point of view as of such date of the consideration to be received by Shareholders pursuant to the Arrangement.

Morgan Stanley was engaged by InterOil as lead financial advisor to provide the Board with financial advisory services in connection with the Arrangement, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of its engagement with InterOil, Morgan Stanley is to be paid a fee for its services as lead financial advisor, a substantial portion of which is contingent on completion of the Arrangement. InterOil has also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley in certain circumstances.

Shareholder and Court Approvals

Shareholder Approval

At least two-thirds of the votes cast on the Arrangement Resolution by Shareholders at the Meeting and at least two-thirds of the votes cast on the Arrangement Resolution by Securityholders (voting as a single class) at the Meeting, must be voted FOR the Arrangement Resolution in order for it to be approved.

Court Approval of the Arrangement

The YBCA requires that the Court approve the Arrangement.

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On June 28, 2016, InterOil obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the notice of application with respect to the Arrangement are attached as Schedule F and Schedule G respectively, to this Information Circular.

The Court hearing in respect of the Final Order is expected to take place at 2:00 p.m. (Whitehorse time), on August 3, 2016, or as soon thereafter as counsel for InterOil may be heard, at 2134 Second Avenue, Whitehorse, Yukon, Y1A 5H6, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Oil Search Shares and CVRs issued pursuant to the Arrangement will not be registered under the U.S. Securities Act pursuant to the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof.

Under the terms of the Interim Order, each Securityholder, as well as persons who have been served with notice of the application for the Final Order, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving InterOil at the address set out below, on or before 11:00 a.m. (Whitehorse time) on August 3, 2016, an appearance (“Appearance”) and a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Appearance, the Response and supporting materials must be delivered, within the time specified, to InterOil at the following address: InterOil Corporation, c/o Austring, Fendrick & Fairman, 3081 Third Avenue, Whitehorse, Yukon, Y1A 1Z8.

Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Interests of Directors and Executive Officers of InterOil in the Arrangement

The directors and executive officers of InterOil may have interests in the Arrangement, that are, or may be different from, or in addition to, the interests of other Securityholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders.

Common Shares

In connection with the Arrangement, the directors of InterOil, who as at June 24, 2016, beneficially owned or exercised control or direction over, an aggregate of 409,540 Common Shares representing 0.82% of the issued and outstanding Common Shares have each entered into a voting agreement pursuant to which they have agreed to vote their Common Shares in favour of the Arrangement Resolution. In addition, the non-director executive officers of InterOil, who as at June 24, 2016, beneficially owned or exercised control or direction over, an aggregate of 22,289 Common Shares, representing 0.04% of the issued and outstanding Common Shares, have each entered into a voting agreement pursuant to which they have agreed to vote their Common Shares, in favour of the Arrangement Resolution.

All of the Common Shares held by such directors and executive officers of InterOil and their associates will be treated in the same fashion under the Arrangement as Common Shares held by all other Shareholders.

Options

As at June 24, 2016, the executive officers of InterOil owned an aggregate of 60,000 Options granted pursuant to the Stock Incentive Plan. None of the non-executive directors of InterOil hold any Options. Pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each outstanding Option (whether vested or unvested) will be terminated. All of the issued and outstanding Options have been conditionally surrendered for nominal value pursuant to the terms and conditions of an option cancellation agreement.

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RSUs

As at June 24, 2016, the directors and executive officers of InterOil owned an aggregate of 454,814 RSUs granted pursuant to the Company Incentive Plans representing 54.36% of the issued and outstanding RSUs. In addition, the non-director executive officers of InterOil, who as at June 24, 2016 beneficially owned or exercised control over an aggregate of 117,619 RSUs granted pursuant to the Company Incentive Plans, representing 21.23% of the issued and outstanding RSUs. The Locked Up Shareholders have entered into a Voting Agreement pursuant to which they have agreed to vote the Common Shares issuable pursuant to the terms of their RSUs in favour of the Arrangement Resolution.

The names of the directors and executive officers of InterOil, the positions held by them with InterOil and the designation, percentage of class and number of outstanding securities of InterOil beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates are as follows:

Securities of InterOil Beneficially Owned, Directly or Indirectly or over which Control or Direction is Exercised(1)
Name	Position	Common Shares	RSUs	Options

Christopher Finlayson	Director and Chairman	15,732	3,565	—

Ford Nicholson	Director and Deputy Chairman	13,648	3,565	—

Dr. Michael Hession	Director and Chief Executive Officer	296,831	378,119	—

Chee Keong Yap	Director	5,440	3,565	—

Sir Wilson Kamit	Director	10,310	3,565	—

Roger Lewis(2)	Director	40,130	—

Sir Rabbie L. Namaliu	Director	12,814	5,407	—

Dr. (William) Ellis Armstrong	Director	51,326	3,565	—

Katherine Hirschfeld(2)	Director	6,326	—	—

Isikeli Reuben Taureka	Director Executive Vice President Papua New Guinea	3,439	53,463	60,000	(3)

Donald Spector	Chief Financial Officer	—	39,649	—

Thomas Nador	Executive Vice President, Papua New Guinea Business	3,651	46,698	—

Sheree Ford	General Counsel and Corporate Secretary	—	28,860	—

David Kirk	Senior Vice President, Development and Drilling	18,638	34,026	—

Saxon Palmer	Senior Vice President, Exploration	—	28,386	—
Can (Jon) Ozturgut(4)	Chief Operating Officer	43,551	23,729	—

(1)	The information in the table is current as of June 24, 2016.
(2)	Mr. Lewis and Ms. Hirschfeld ceased to be directors as of June 14, 2016.
(3)	Pursuant to an option cancellation agreement, Mr. Reuben Taureka has conditionally agreed to surrender his Options for no consideration.
(4)	Mr. Jon Ozturgut ceased employment on May 23, 2016. A grant of 23,729 RSUs was made to him at this time at a VWAP of USD 31.6072 in accordance with his employment contract.

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Each of the directors and executive officers of InterOil will be entitled to participate in the Arrangement with respect to the Common Shares and/or RSUs beneficially owned by such directors and executive officers on the same terms and conditions as all other Shareholders and RSU Holders.

Termination and Change of Control Benefits

InterOil has entered into employment agreements that contain change of control provisions with the following executive officers. The following table sets out estimates of the potential amounts payable to each executive officer upon a change of control, or upon certain termination events, assuming that each such event took place on June 24, 2016.

Payments and Benefits Upon Change of Control and/or Termination
Name	Change of Control	Termination of Employment(1)
	Value of RSUs ($)(2)(3)	Termination Payment ($)(4)	Other Employee Benefits ($)(5)	Other Entitlements on Termination(6)
Dr. Michael Hession(7)	30,456,789.75	2,646,000.00	—	An exploration bonus if a discovery is made on an exploration licence (within 12 months of a relevant termination of his employment) which was held by InterOil at the time of Dr. Hession’s termination.
Donald Spector(8)	1,595,872.25	681,209.67	65,891.41	—
Thomas Nador	1,879,594.50	348,375.00	37,500.00	—
Isikeli Taureka	2,151,885.75	476,811.56	40,052.17	—
Can (Jon) Ozturgut(9)	750,007.25	1,648,237.50	—	Mr. Ozturgut is also entitled to receive all awards attributable to all milestones that vest on the occurrence of the change of control.
Sheree Ford	1,161,615.00	330,000.00	37,500.00	—
Saxon Palmer	1,142,536.50	337,500.00	37,500.00	—
David Kirk	1,369,546.50	333,900.00	37,500.00	—

(1)

Amounts represent the benefits an executive officer would receive if he or she is terminated (without cause) or exercises a unilateral right to terminate his or her employment following a change of control.

(2)

Amount represents the grant of all unearned RSU milestone bonuses for Dr. Hession and Mr. Ozturgut. In accordance with the Arrangement, all unvested RSUs will vest and each executive officer be will be entitled to participate in the Arrangement with respect to the Common Shares and/or RSUs beneficially owned by such directors and executive officers on the same terms and conditions as all other Shareholders and RSU Holders. See “Interests of Directors and Executive Officers of InterOil in the Arrangement – RSUs”.

(3)

Amount assumes an implied value of each RSU of US$40.25. For greater certainty, due to the difficulty of valuing the CVRs as of the date of this Information Circular, the amount assumes no Redemption Amount is made on the CVRs.

(4)

The termination payment is based on a percentage of the executive officer’s annual base salary. In addition, executive officers are entitled to a contractual cash bonus (a percentage of annual salary) provided in executive officer’s employment contract.

(5)	Amount represents the payment of pension allowance in accordance with the executive officer’s employment contract.
(6)

On termination, all executive officers will receive an annual discretionary performance based cash bonus prorated from the preceding January 1, encashment of accrued but unused annual leave entitlement and repatriation benefits.

(7)	Assumes Dr Hession’s employment is terminated after July 10, 2016.
(8)

Mr Don Spector’s Termination Payment and Other Employee Benefits has been calculated as at June 24, 2016. The actual amount to be paid is dependent on Mr Spector’s termination date in accordance with his employment contract.

(9)	Mr. Jon Ozturgut ceased employment on May 23, 2016. A grant of 23,729 RSUs was made to him at this time at a VWAP of USD 31.6072 in accordance with his employment contract.

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Continuing Insurance Coverage for Directors and Executive Officers of the Company

The Arrangement Agreement provides that InterOil will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by InterOil and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that Oil Search will, or will cause InterOil and its Subsidiaries to, maintain such tail policies in effect without any reduction in amount or scope for six years from the Effective Time.

TRANSACTION AGREEMENTS

Arrangement Agreement

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available under InterOil’s SEDAR profile at www.sedar.com, and to the Plan of Arrangement, which is appended hereto as Schedule C. The Arrangement Agreement establishes and governs the legal relationship between InterOil and Oil Search with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about InterOil or Oil Search.

The following is a summary of the material terms of the Arrangement Agreement and is subject to and qualified in its entirety to the full text of the Arrangement Agreement.

Under the terms of the Arrangement, Shareholders and RSU Holders who submit a duly completed Letter of Transmittal and Election Form will have the ability to choose whether to receive, in exchange for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), either: (i) 8.05 Oil Search Shares (or, at the election of a Shareholder, the number of Oil Search ADSs representing 8.05 Oil Search Shares); or (ii) a cash amount equal to the product of 8.05 and the 5-day volume weighted average price of Oil Search’s shares on the ASX calculated as of the date anticipated to be the third business day prior to closing (converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10:00 a.m. (Sydney time) on the date following such calculation date) subject to proration if cash elections exceed $770 million. In addition, pursuant to the Arrangement, each Shareholder and RSU Holder, as applicable, who submits a duly completed Letter of Transmittal and Election Form, will also receive, in exchange for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement), a CVR which will represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Agreement. The instructions for making elections are set out in the Letter of Transmittal and Election Form. The deadline for making elections will be 2:00 p.m. (New York time) on the business day that is anticipated to be three business days prior to the completion of the Arrangement; InterOil will provide at least two business days’ prior notice of such deadline by means of press release. Only registered Shareholders and RSU Holders are required to submit a Letter of Transmittal and Election Form. If you are a Beneficial Shareholder holding your Common Shares through a nominee such as a broker, investment dealer, bank, trust company, custodian or other nominee, you should carefully follow any instructions provided to you by such nominee.

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Oil Search (Yukon) Limited

On June 15, 2016, Oil Search provided written notice to InterOil that, in accordance with the terms of the Arrangement Agreement, Oil Search would incorporate Oil Search (Yukon) Limited to acquire the Common Shares pursuant to the Arrangement (including each Common Share issued to holders of RSUs pursuant to the Arrangement).

Representations and Warranties

InterOil and Oil Search have each provided certain customary representations and warranties in the Arrangement Agreement. Many of InterOil’s representations and warranties are qualified by reference to a Company Material Adverse Effect. In addition, all of InterOil’s representations and warranties are qualified by information contained in an electronic data room hosted by InterOil, the disclosure letter provided to Oil Search and by reference to InterOil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information). Similarly, the representations and warranties provided by Oil Search are qualified by reference to Oil Search’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information).

The representations and warranties made by the Parties were made by and to InterOil and Oil Search, as applicable, for the purposes of the Arrangement Agreement (and not to other parties such as Securityholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Securityholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Circular, may have changed since the date of the Arrangement Agreement.

Neither Party’s representations and warranties survive closing of the Arrangement and, accordingly, neither Party would be entitled to seek indemnification for breaches of representations and warranties that are discovered following closing. However, breaches of representations and warranties that are discovered prior to closing may, in certain limited circumstances, permit a Party to not proceed with the Arrangement.

Ordinary Course of Business Covenants

The Arrangement Agreement provides that, until the closing of the Arrangement or the termination of the Arrangement Agreement, InterOil and its Subsidiaries will conduct its and their businesses in the ordinary course, consistent with past practice, and will, among other things, use commercially reasonable efforts to preserve intact its and their present business organization and goodwill. In addition to this general covenant, InterOil has also agreed to certain specific covenants, which, among other things, restrict the ability of InterOil to issue Common Shares (or securities convertible into Common Shares), declare dividends or distributions, encumber or sell assets, reorganize, amalgamate or merge with any other Person, amend, modify or terminate certain material contracts, grant increases in compensation or severance entitlements, incur or guarantee any additional indebtedness or make capital expenditures, in each case, where applicable, subject to certain thresholds and/or exceptions.

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, InterOil may not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of InterOil or of any of its Subsidiaries (collectively, “Representatives”):

(a)

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

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(b)

engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the non-solicitation provisions contained in the Arrangement Agreement);

(c)

approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of the Arrangement Agreement);

(d)

waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause);

(e)

accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(f)	make a Company Change in Recommendation.

Change in Recommendation

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and Oil Search, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(a)	the Board has concluded in good faith, after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(b)	InterOil has complied, in all material respects, with its applicable obligations set forth in the Arrangement Agreement;

(c)

three (3) days (the “Response Period”) has elapsed from the time InterOil gave notice pursuant to clause (d) below to Oil Search and, if Oil Search has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal; and

(d)

InterOil has given Oil Search at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (A) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (B) identifying the third party making the Superior Proposal and include a copy thereof and any amendments thereto.

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Match Right

During the Response Period, Oil Search may propose to amend the terms of the Arrangement Agreement. InterOil must negotiate in good faith and the Board must review any proposal by Oil Search to amend the terms of the Arrangement Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether Oil Search’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders will constitute a new Superior Proposal and a new three (3) day period shall commence. If the Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with Oil Search reflecting such proposed amendments.

Conditions Precedent to the Consummation of the Arrangement

Mutual Conditions Precedent

InterOil and Oil Search are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of InterOil and Oil Search:

(a)	the Requisite Approval shall have been obtained at the Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order have been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to InterOil or Oil Search acting reasonably, on appeal or otherwise;

(c)

no Governmental Entity has enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)	the Regulatory Approvals have been obtained;

(e)	Oil Search has delivered evidence to InterOil that the Oil Search Shares issuable pursuant to the Arrangement shall be approved for listing on the ASX and, if required, the POMSoX;

(f)

the Oil Search Shares to be issued pursuant to the Arrangement have been allotted by the board of directors of Oil Search conditional only on completion of the Arrangement and such Oil Search Shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption; and

(g)

the CVR Agreement has been duly executed and delivered by Oil Search and the Trustee under the CVR Agreement (or, if agreed by the parties in accordance with the Arrangement Agreement, an alternative definitive agreement providing for the terms of the CVRs shall have been duly executed and delivered by the parties thereto) and be in full force and effect.

Conditions Precedent to the Obligations of Oil Search

The obligation of Oil Search to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of Oil Search and may be waived by Oil Search:

(a)

all covenants of InterOil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by Oil Search shall have been duly performed or complied with by InterOil in all material respects;

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(b)

the representations and warranties of InterOil set forth in (i) Section 3.1(g)(i) [Authorized and Outstanding Capital], Section 3.1(dd)(ii) [Designated Licences] and Section 3.1(dd)(iii) [Obligations under Designated Licences] of the Arrangement Agreement shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and (ii) the remaining representations and warranties of InterOil, other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there shall not have occurred a Company Material Adverse Effect;

(d)

no action, suit or proceeding against Oil Search or InterOil or their respective Subsidiaries shall have been taken by any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency (domestic or foreign) and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would result in an Oil Search Material Adverse Effect (measured as if the Arrangement had been consummated) or would materially impede the ability of the Parties to complete the Arrangement; and

(e)	Shareholders holding not more than 33 1⁄3% of the Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights.

Conditions Precedent to the Obligations of InterOil

The obligation of InterOil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of InterOil and may be waived by InterOil:

(a)

all covenants of Oil Search under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by InterOil shall have been duly performed or complied with by Oil Search in all material respects;

(b)

the representations and warranties of Oil Search set forth in (i) Section 4.1(f)(i) [Authorized and Outstanding Capital] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, (ii) Section 4.1(w)(i) [Memorandum of Understanding with Total] of the Arrangement Agreement shall be true and correct in all material respects as of the date of the Arrangement Agreement and (iii) the remaining representations and warranties of Oil Search, other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding any materiality or Oil Search Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in an Oil Search Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there shall not have occurred an Oil Search Material Adverse Effect;

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(d)	Oil Search shall have deposited the consideration with the Depositary in accordance with the terms of the Arrangement Agreement; and

(e)

Oil Search shall have delivered evidence to InterOil that the CVRs shall at the Effective Time be approved for listing on a Qualified Exchange or shall have complied with its obligations under the Arrangement Agreement, including using its commercially reasonable efforts to ensure that the CVRs are listed on a Qualified Exchange, or if the CVRs cannot be listed, cooperating with InterOil with respect to determining and implementing modifications to the Arrangement Agreement, the Arrangement and the CVR Agreement to achieve such a listing or to ensure the availability of appropriate exemptions from the U.S. Securities Act and the U.S. Exchange Act with respect to the CVRs.

Termination of the Arrangement Agreement

Subject to applicable notice and cure provisions, the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of InterOil and Oil Search;

(b)	by either InterOil or Oil Search, if:

(i)

the Effective Time does not occur on or before the Outside Date, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

any mutual conditions precedent, other than the condition to obtain Requisite Approval at the Meeting, becomes incapable of being satisfied by the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(iii)	the Requisite Approval has not been obtained after a vote of the Securityholders at the Meeting in accordance with the Interim Order.

(c)	by Oil Search, if:

(i)

prior to the Requisite Approval having been obtained: (1) the Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to Oil Search, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven (7) days shall not be considered an adverse modification or qualification), unless Oil Search shall have breached a covenant under the Arrangement Agreement in such a manner that InterOil would be entitled to terminate the Arrangement Agreement; or (2) the Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal ((1) and (2) collectively a “Company Change in Recommendation”); or

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of InterOil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or the conditions precedent to the obligations of Oil Search not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, and provided that Oil Search is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of Oil Search not to be satisfied; or

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(iii)

if InterOil is in material breach of any of InterOil’s covenants or obligations with respect to non-solicitation as set out in the Arrangement Agreement and such breach has not been cured within ten (10) days following delivery of written notice by Oil Search to InterOil of such breach.

(d)	by InterOil, if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Oil Search set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, and provided that InterOil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied; or

(ii)

it wishes to enter into a binding written agreement with respect to a Superior Proposal, subject to compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and payment of the Company Termination Fee.

Company Termination Fee Payable by InterOil

If a Company Termination Fee Event occurs, InterOil shall pay Oil Search a termination fee in the amount of $60,000,000 (the “Company Termination Fee”). For the purposes of the Arrangement Agreement, “Company Termination Fee Event” means the termination of the Arrangement Agreement:

(a)

by Oil Search as a result of a Company Change in Recommendation (but not including a termination by Oil Search in circumstances where the Company Change in Recommendation resulted from the occurrence of an Oil Search Material Adverse Effect);

(b)	by the Company in order to enter into a Superior Proposal;

(c)	by either Party if the Effective Time has not occurred before the Outside Date or if the Requisite Approval was not obtained but only if:

(i)

prior to such termination (if the Effective Time has not occurred before the Outside Date) or prior to the Meeting (if Requisite Approval was not obtained), a bona fide Acquisition Proposal for InterOil shall have been made or publicly announced by any Person other than Oil Search; and

(ii)

within 12 months following the date of such termination, (A) InterOil or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated or (B) an Acquisition Proposal shall have been consummated.

For purposes of this termination provision, the term “Acquisition Proposal” in the Arrangement Agreement shall have the meaning assigned to such term above, except that a reference to “15%” in such definition shall be deemed to be a reference to “50%”, and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of any offer, proposal or inquiry to acquire or purchase any of InterOil’s participating interest in a Designated Licence, unless the Acquisition Proposal referred to in clause (ii) above was made or publicly announced prior to the termination of the Arrangement Agreement or the Meeting, as applicable, by any Person other than Oil Search; or

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(d)	by Oil Search, as a result of a breach of InterOil’s non-solicitation covenants.

Oil Search Termination Fee Payable by Oil Search

If an Oil Search Termination Fee Event occurs, Oil Search shall pay InterOil a termination fee in the amount of $60,000,000 (the “Oil Search Termination Fee”). For the purposes of the Arrangement Agreement, “Oil Search Termination Fee Event” means the termination of the Arrangement Agreement by:

(a)

InterOil as a result of a breach of Oil Search’s representations, warranties or covenants (relating to a failure of the condition regarding the accuracy in all material respects of the representations regarding the Memorandum of Understanding with Total to be satisfied); or

(b)

InterOil or Oil Search if the Effective Time has not occurred before the Outside Date, but only if, at the time of such termination, the condition relating to the CVRs being listed on a Qualified Exchange has not been satisfied or waived and all other mutual conditions precedent and conditions precedent to the obligations of Oil Search (other than those conditions that by their terms are to be satisfied at the Effective Time) have been satisfied and waived.

CVR Agreement

In addition to the consideration payable for each Common Share (including each Common Share issued to holders of RSUs pursuant to the Arrangement) in cash and/or Oil Search Securities, the CVRs entitle holders the right to a contingent cash payment that is linked to the volume of the PRL 15 2C Resources (as determined under the Total Sale Agreement). The PRL 15 2C Resources will be calculated as the average of the determinations of two independent experts after the conclusion of the Appraisal Work Program (see section entitled “Interim Resource Certification” below).

Each CVR will deliver a contingent cash payment of approximately US$6.044 for each tcfe of the volume of the PRL 15 2C Resources that is above 6.2 tcfe. Any amounts payable on the CVRs will be paid in cash upon completion of the Interim Resource Certification process. The CVR provides Shareholders and RSU Holders, through their entitlement to hold CVRs, with an uncapped potential additional payment, depending on the volume of the PRL 15 2C Resources.

Under the Arrangement Agreement, the CVR Agreement must be entered into between Oil Search and the Trustee on or prior to the Effective Date. The CVR Agreement will be governed by the laws of New South Wales, Australia.

The following is a summary only of the certification process, governance arrangements and certain of the material terms of the CVR Agreement. The summary is qualified in its entirety by the full text of the CVR Agreement and shareholders are urged to read the CVR Agreement in its entirety. A copy of the form of CVR Agreement is attached as Schedule E to this Information Circular.

Interim Resource Certification

Background and Timing

The Interim Resource Certification for the purpose of calculating the Redemption Amount payable to CVR Holders will be conducted according to the process set out in the Total Sale Agreement. The Total Sale Agreement provides for an appraisal work program comprising the drilling of two (2) firm appraisal wells and one (1) or more additional appraisal wells in the Elk Field or the Antelope Field (or both) (the “Appraisal Work Program”). The Antelope 7 appraisal well is expected to be the final appraisal well under the Appraisal Work Program. The well, scheduled to commence drilling early in the fourth quarter of 2016, is to be located approximately 1.3 kilometres west-south-west of the Antelope 5 well, targeting a potential extension of the Late Oligocene to Miocene age carbonate reservoir rocks comprising the Antelope Field as defined and set-out in Annex 2 of the Total Sale Agreement.

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Under the Total Sale Agreement, Total B.V. is required to notify SPI (208) (“Notice”) within five (5) Business Days after the conclusion of the last appraisal well under the Appraisal Work Program (which is expected to be at the conclusion of the Antelope 7 drilling and testing program) (“Notice Date”). Following the conclusion of the drilling and potential testing of the Antelope 7 well and receipt of the Notice, the Interim Resource Certification process will be launched. An extensive database comprising well and seismic information, production test (including extended production test) data and core information will be provided to two reputable independent firms of expert certifiers for use in this comprehensive resource certification process. Whilst the Interim Resource Certification process will determine the resources upon which any potential payments owing under the CVR Agreement are made, the certification will also inform the future plans for the development of PRL 15 and the Papua LNG Project.

Engagement of an Expert for the Purpose of Certification

Within twenty (20) Business Days after the Notice Date, the parties to the Total Sale Agreement are each required to nominate an independent reputable international firm of valuers with expertise in the oil and gas industry and the capability to perform valuations on oil and gas reserves in Papua New Guinea from amongst the following consultants: NSAI; GCA; Ryder Scott; Beicip-Franlab; and Miller and Lents, Ltd, each company an “Expert”.

Under the CVR Agreement, Oil Search has agreed that, except with the consent of the Certification Subcommittee, it will not release NSAI and GCA from their existing certification obligations so as to allow them to act as Experts for the purposes of the Interim Resource Certification (see below section entitled “Sale and Purchase Agreement for Pac LNG Group Companies”).

In addition to other special instructions included in and as set out in Schedule 5 of the Total Sale Agreement (and Schedule K of this Information Circular), each Expert must conduct their certification in accordance with PRMS and the PRMS Guidelines, employing a deterministic methodology. With such deterministic approach, which is the most commonly used one for contingent resources, estimates are assigned to each category (1C, 2C, 3C), using the most suitable dataset of parameters, taking into account the nature and amount of reliable geological, geophysical and engineering data, and also the Expert’s own judgment and experience by applying the most suitable methodologies and workflows. In preparation of their certification report, each Expert will act as an expert and not an arbitrator and subject to the instructions set out in Schedule 5, they may adopt such procedures as they see fit.

Determination of PRL 15 2C Resources

Within no more than 90 days of receiving the letter of instruction (contained in Schedule 5 of the Total Sale Agreement), each Expert must provide a written report setting out its determination of the volumes of 2C Hydrocarbon Gas and 2C Condensate within the PRL 15 Fields as the PRL 15 Fields are expressly defined in Annex 2 of the Total Sale Agreement (see also Schedule J of this Information Circular).

Following the Interim Resource Certification process as outlined above, the PRL 15 2C Resources will be determined in accordance with Schedule 4 of the Total Sale Agreement. The key provisions of Schedule 4 of the Total Sale Agreement is set out below:

•	Condensate shall be converted to Hydrocarbon Gas at a rate of one (1) million barrels of condensate being equal to six (6) billion Standard Cubic Feet of Hydrocarbon Gas (being the Conversion Rate).

•	The volume of PRL 15 2C Resources for the purpose of calculating the Redemption Amount shall be the sum of the following, divided by two (2):

¡	the volume of 2C Hydrocarbon Gas within the PRL 15 Fields certified in the resource certification of the Expert nominated by SPI (208); plus

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¡	the volume of 2C Hydrocarbon Gas within the PRL 15 Fields certified in the resource certification of the Expert nominated by Total; plus

¡

the volume of 2C Condensate within the PRL 15 Fields certified in the resource certification of the Expert nominated by SPI (208), such volume converted to 2C Hydrocarbon Gas at the Conversion Rate; plus

¡	the volume of 2C Condensate within the PRL 15 Fields certified in the resource certification of the Expert nominated by Total, such volume converted to 2C Hydrocarbon Gas at the Conversion Rate.

Sale and Purchase Agreement for PAC LNG Group Companies

The Interim Resource Certification and any potential Redemption Amount payable on the CVRs is separate to, and independent from, any other independent resource certification which may be undertaken of the Elk Field and the Antelope Field.

For completeness, it is noted that an independent resource certification in relation to PRL 15 is required under the Sale and Purchase Agreement between Oil Search and the sellers of the Pac LNG Group Companies (which was announced to the ASX on 27 February 2014) (“Pac LNG Certification”). In contrast to any Redemption Amount payable on the CVRs arising from the Interim Resource Certification (which will be based on volumes of Hydrocarbon Gas and Condensate), any payments arising from the Pac LNG Certification will be based on “Raw Gas,” meaning natural gas including condensates and non-hydrocarbon compounds.

As announced to the ASX on March 14, 2016, NSAI and GCA have been engaged to undertake the Pac LNG Certification. The certification is expected to be completed in the third calendar quarter of 2016.

Under the CVR Agreement, Oil Search has agreed that, except with the consent of the Certification Subcommittee, it will not release NSAI and GCA from their existing certification obligations so as to allow them to act as Experts for the purposes of the Interim Resource Certification.

No Other Contingent Payments Under the Total Sale Agreement

On May 20, 2016, Oil Search and Total S.A. announced that they entered into the Total MoU. The transactions contemplated by the Total MoU are intended to replace the regime for future payments under the Total Sale Agreement. Oil Search has agreed that it will not amend the Total Sale Agreement in a manner that will affect the timing of the completion of the Interim Resource Certification or the determination of the PRL 15 2C Resources.

Under the Total MoU:

•

Oil Search agrees to sell down 60% of InterOil’s interest in PRL 15 and 62% of InterOil’s other exploration licences to Total, subject to completion of the Arrangement and satisfaction or waiver of other conditions precedent.

•

Oil Search and Total will share, on a pro rata basis (with Oil Search bearing 40% and Total bearing 60%), all costs and liabilities in respect of acquiring InterOil, as well as any future CVR payment attributable to the PRL 15 2C Resources being in excess of 6.5 tcfe.

•	Total is required to pay SPI (208) (or one of its affiliates) a further cash amount of US$141.6 million on 1 July 2017 and US$230 million at FID for the Papua LNG Project.

•	No further payments, including contingent resource payments will be due by Total under the Total Sale Agreement.

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Following completion of the Arrangement, it is expected that Total’s obligations under the Total Sale Agreement will be modified to provide, among other things, that :

•	Total will pay to SPI (208) or one of its affiliates (a) US$141.6 million on July 1, 2017; and (b) US$230 million on FID of the Papua LNG Project; and

•

Total will have no further rights or obligations with respect to (a) any payment of “Purchase Price”, (b) any carry on the “Carried Exploration Well” or (c) reimbursement of “Appraisal Carry Costs”, in each case as defined under the Total Sale Agreement.

It is also expected that formal binding documentation will be entered into in respect of the other rights and obligations contemplated by the Total MoU, including Total’s obligation to pay to Oil Search, 60% of any amounts payable to the CVR Holders in respect of any volume of the PRL 15 2C Resources greater than 6.5 tcfe.

The closing of the Arrangement is not conditional upon the closing of the transactions contemplated by the Total MoU. See Schedule A to this Information Circular for a more detailed overview of the Total MoU.

Calculation of Redemption Amount

The Redemption Amount payable on each CVR will be paid in US dollars, and is calculated as follows:

Redemption Amount (US$) =	(.77*1,000,000,000*(PRL 15 2C–6.2)*0.40127529)
N

Where:

•	0.77 x 1,000,000,000 represents the US$ rate per tcfe;

•	PRL 15 2C is the volume of the PRL 15 2C Resources expressed in tcfe;

•

N is the total number of Common Shares on issue immediately prior to the Effective Time under the Arrangement Agreement, including all Common Shares to be issued to RSU Holders under the Arrangement, and all Common Shares of any Dissenting Shareholders; and

•	0.40127529 is the interest in PRL 15 transferred under the Total Sale Agreement.

Example calculations of the amounts payable for different levels of PRL 15 2C Resources are shown below:

PRL 15 2C Resources (tcfe)	6.2	6.5	7.0	8.0	9.0	10.0
Redemption Amount per CVR (US$)(1)	$0.00	$1.81	$4.84	$10.88	$16.92	$22.97
Total Redemption Amount (US$)(2)	$0.00	$92,694,591.99	$247,185,578.64	$556,167,551.94	$865,149,525.24	$1,174,131,498.54

(1)	Consideration increases by approximately US$6.044 per Common Share for each incremental tcfe (including each tcfe above 10.0 tcfe).
(2)	Assumes 51,123,663 CVRs are outstanding at the time of redemption. Represents potential future payment at given certified resource level; not discounted to present value.

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Governance

Commitment by Oil Search and Total S.A. under Total MoU

Under the terms of the Total MoU, both companies have committed to ensuring an accurate Interim Resource Certification under the Total Sale Agreement. Oil Search and Total are committed to ensuring the Interim Resource Certification accurately assesses the PRL 15 2C Resources for the purposes of the calculation of the Redemption Amount and for informing the joint ventures plans for the potential Papua LNG Project.

Legal Obligations of Oil Search, Trustee and Certification Subcommittee

Oil Search (as the issuer of the CVRs), Equity Trustees Limited (as the Trustee), and the Certification Subcommittee are each subject to legal obligations under the CVR Agreement and applicable laws and regulations. The key legal rights and obligations of each of these bodies is summarised below.

1.	Rights and Obligations of Oil Search

Pursuant to the CVR Agreement, Oil Search has agreed, among other things, to:

•

maintain the Certification Subcommittee as a committee of the Oil Search Board and procure that SPI (208) delegates all powers and decisions relating to the Interim Resource Certification to the Certification Subcommittee;

•	procure that the volume of the PRL 15 2C Resources is determined in a manner that is consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement;

•	while any CVRs are issued or outstanding, not, and procure that SPI (208) does not:

¡	assign, transfer, waive or limit its rights under the Total Sale Agreement;

¡	agree to amend the Total Sale Agreement in any way that affects the timing of the completion of the Interim Resource Certification or the determination of the PRL 15 2C Resources; or

¡	terminate the Total Sale Agreement,

whether directly or indirectly, by amendment or side agreement, arrangement, or understanding, in any way that affects the timing of the completion of the Interim Resource Certification or the determination of the PRL 15 2C Resources.

As discussed in the sections of this Information Circular addressing the Total MoU, following completion of the Arrangement, it is expected that Total’s obligations under the Total Sale Agreement will be modified to provide, among other things, that:

¡	Total will pay to SPI (208) or one of its affiliates (a) US$141.6 million on July 1, 2017; and (b) US$230 million on FID of the Papua LNG Project; and

¡

Total will have no further rights or obligations with respect to (a) any payment of “Purchase Price”, (b) any carry on the “Carried Exploration Well” or (c) reimbursement of “Appraisal Carry Costs”, in each case as defined under the Total Sale Agreement;

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•	procure SPI (208) to prudently and in good faith enforce its rights under the Total Sale Agreement in respect of the Interim Resource Certification and the determination of the PRL 15 2C Resources;

•	not enter into any legal arrangements that would result in Total B.V or its subsidiaries becoming directly liable to make payments to the CVR Holders;

•

cause any related entities of Oil Search to support, and to not obstruct or delay, the drilling of the Antelope-7 well, including: (i) voting in favour of the Antelope-7 well when it is first proposed at an operating committee meeting convened by the operator of the PRL 15 joint venture; and (ii) not supporting any resolution or proposed resolution at any such operating committee meeting to postpone drilling of the Antelope-7 well;

•	while any CVRs are issued or outstanding, ensure that SPI (208) Limited continues to be registered under the Companies Act 1997 (PNG);

•

except with the consent of the Certification Subcommittee, not release NSAI or GCA from their existing contractual obligations to Oil Search or its subsidiaries so as to allow them to accept an appointment as an “Expert” for the purposes of the Interim Resource Certification;

•

ensure that any subsidiary of Oil Search does not agree to the commencement of the Interim Resource Certification, and contests any purported notice received pursuant to clause 3.3(a) of the Total Sale Agreement, until such time as the drilling and testing of the Antelope-7 well has concluded;

•

provide the Trustee with (a) periodic reports (but in any case, on a monthly basis) on the progress of the Interim Resource Certification to the Trustee; and (b) copies of all notices given to or by Oil Search in relation to the Interim Resource Certification. This requirement is satisfied by Oil Search releasing an announcement on ASX containing the relevant information for the purposes of items (a) or (b) above;

•

provide the CVR Holders, through announcements made on ASX, with a copy of all periodic reports provided to the Trustee, as well as a copy of all other information made available by the Certification Subcommittee to the Trustee;

•	provide copies to the Trustee of all notices given to or by Oil Search in relation to the Interim Resource Certification;

•	not issue any additional or new CVRs without the Trustee’s consent, if the effect of the issue would be to dilute the amounts that may be payable to persons who are CVR Holders at the time of issue;

•	to carry on and conduct its business (if any) in a proper and efficient manner;

•	keep or cause to be kept proper books of account and enter into those books full particulars of all dealings and transactions in relation to its business;

•	make available for inspection its financial and other records to:

¡	the Trustee;

¡	an officer or employee of the Trustee authorized by the Trustee to carry out the inspection; or

¡

a registered company auditor appointed by the Trustee to carry out the inspection; and giving any information, explanation or other assistance required in relation to any matters relating to those records;

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•

provide a copy of (i) Oil Search’s consolidated audited accounts for each financial year and a copy of its annual report for that financial year, to the Trustee at the time required by the Corporations Act or to each CVR Holder who requests it in accordance with section 318(2) of the Corporations Act; and (ii) a copy of Oil Search’s semi-annual consolidated accounts to the Trustee at the time required by the Corporations Act;

•	provide quarterly reports required by section 283BF(4) of the Corporations Act to the Trustee within one month after the end of each calendar quarter;

•	notify the Trustee:

¡	if it creates a charge;

¡	as soon as it becomes aware of any “Event of Default” (as described below);

¡	as soon as it becomes aware that any provision of the CVR Agreement cannot be complied with by Oil Search, and details of that breach; and

¡	as soon as reasonably practicable if Oil Search intends to redeem or acquire a CVR;

•	promptly provide copies of all documents given to or received from a CVR Holder to the Trustee;

•	provide a copy of the CVR Agreement to the Trustee or a CVR Holder on request;

•	comply with its duties under the Corporations Act in relation to the CVRs;

•

do all things, and execute all instruments and other documents, that may be necessary or desirable to give full effect to the CVRs and the CVR Agreement in favour of the Trustee and the CVR Holders; and

•

whenever requested by the Trustee, provide such information as the Trustee reasonably considers necessary in relation to all matters necessary for the purposes of the discharge of the duties, trusts and powers vested in the Trustee under the CVR Agreement or imposed upon it by law.

2.	Rights and Obligations of the Trustee

Oil Search has engaged Equity Trustees Limited to act as Trustee under the CVR Agreement. The Trustee is responsible for:

•	administering the CVR Agreement;

•

compliance with statutory duties under Australian law (including to exercise reasonable diligence to ascertain whether the property of Oil Search, as the issuer of CVR, will be sufficient to pay the Redemption Amount); and

•	holding the rights and obligations of the CVR Holders to enforce the CVR Agreement in trust for their benefit.

The Trustee has a number of powers under the CVR Agreement, including the power to take enforcement action against Oil Search upon an Event of Default, if directed to do so by CVR Holders.

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The Trustee will not be under any liability under the CVR Agreement, except for any liability arising from negligence, fraud, dishonesty or any other wilful breach of trust. In addition, without prejudice to any indemnity allowed by law, Oil Search has agreed to indemnify the Trustee for all costs, charges, expenses and liabilities incurred and payments made in or about the execution, administration or enforcement of the CVR Agreement, and for the remuneration payable by Oil Search to the Trustee.

Oil Search has agreed to remunerate the Trustee for its services as trustee. The Trustee is entitled to payment of its remuneration and all costs, expenses and liabilities which are reasonably and properly incurred or payable by the Trustee in connection with the CVR Agreement in priority to any claim by a CVR Holder.

Oil Search may remove the Trustee in certain circumstances, such as where the Trustee is insolvent or in material and unremedied breach of the CVR Agreement, and appoint a new person to act as Trustee.

CVR Holders also have the right to remove the Trustee, and to appoint a new Trustee, by ordinary resolution. The Trustee may also retire on two months’ notice to Oil Search. However, the removal or retirement of the Trustee will not be effective until a new Trustee has been appointed. If a new Trustee has not been appointed at the end of the two months’ notice period in the case of retirement, or within ten (10) Business Days after the Trustee is removed by Oil Search or the CVR Holders, the Trustee has the power to appoint a new Trustee.

The Trustee has not authorised or caused the issue of this Information Circular and does not make, or purport to make any statement that is included in this Information Circular or any statement on which a statement in this Information Circular is based. The Trustee, to the maximum extent permitted by law, expressly disclaims liability for, and takes no responsibility for any part of, or any statement in or omission from, this Information Circular, other than the reference to its name and services, and gives no representation or warranty regarding the performance or redemption of the CVRs.

3.	Legal Obligations of the Certification Subcommittee

Pursuant to the Arrangement Agreement, Oil Search must establish the Certification Subcommittee as a committee of the Oil Search Board. A copy of the Certification Subcommittee Charter and Terms of Reference is set out in Schedule L.

The Certification Subcommittee will have:

•	two (2) independent Oil Search non-executive directors (being Mr. Keith Spence and Dr. Agu Kantsler);

•	two (2) persons nominated by InterOil (being Dr. (William) Ellis Armstrong and Dr. Michael Hession), neither of whom is an InterOil director appointed to the Oil Search Board; and

•

a person agreed between InterOil and Oil Search (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification, or such other persons who may be appointed in accordance with the terms and conditions of the Arrangement Agreement and the CVR Agreement.

The role of the Certification Subcommittee is to oversee SPI (208)‘s involvement in the Interim Resource Certification process in accordance with the Certification Subcommittee Charter and Terms of Reference (as set out in Schedule L, including, but not limited to:

•

managing of the rights and obligations of SPI (208) under the Total Sale Agreement in connection with the Interim Resource Certification process for the purposes of facilitating the calculation of the Redemption Amount;

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•	preparing of submissions and data on behalf of SPI (208) for delivery to each Expert undertaking the Interim Resource Certification in accordance and in compliance with the Total Sale Agreement; and

•

providing of periodic reports on no less than a monthly basis to the Trustee in relation to the Interim Resource Certification process and compliance with the Total Sale Agreement to the Trustee under the CVR Agreement.

In undertaking its duties, the Certification Subcommittee must have regard to the interests of the CVR Holders in the accurate assessment of the PRL 15 2C Resources.

Under the CVR Agreement, Oil Search is required to provide the Certification Subcommittee with adequate financial and other support sufficient to allow it to perform its functions as contemplated by the CVR Agreement, including:

•	access to appropriate technical data (including the daily drilling and other reports issued by the Operator of the PRL15 joint venture in connection with the Antelope-7 well);

•	office and administrative support;

•	access to experts (including secondees or independent consultants) if required; and

•	such other support as the Certification Subcommittee may reasonably request.

Other Material Terms

Legal Characterization

The CVRs have been structured as unsecured notes which are debentures for the purposes of Chapter 2L of the Australian Corporations Act.

The CVRs are not equity or voting securities of Oil Search, do not represent ownership interests in Oil Search and CVR Holders are not entitled to any rights of a Shareholder or other equity or voting security of Oil Search. The rights of the CVR Holders will be limited to those expressly provided for in the CVR Agreement. The CVRs are redeemable notes which will only be redeemed if each of the Redemption Conditions (see “Transaction Agreements – CVR Agreement – Redemption Conditions” below’) is satisfied. If either or both of the Redemption Conditions are not satisfied, no obligation to pay the Redemption Amount in respect of any CVR will arise. Once any Redemption Amount is made, or if no obligation to pay the Redemption Amount arises, the CVR Agreement will terminate.

Signing of CVR Agreement

The CVR Agreement is in final form (subject to inserting the final number of Common Shares to be acquired under the Arrangement) and is required to be executed prior to the Effective Time.

Redemption Conditions

Redemption of the CVRs is conditional on:

•	the Interim Resource Certification process being completed, and the volume of the PRL 15 2C Resources being determined, under the Total Sale Agreement; and

•	the PRL 15 2C Resources being greater than 6.2 tcfe.

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Oil Search expects that the Interim Resource Certification will be completed in the second quarter of 2017 and that the CVRs will be redeemed or cancelled in accordance with their terms, shortly thereafter.

Issue Date

Under the Arrangement, each Shareholder who is not an Ineligible Foreign Shareholder will be entitled to receive one (1) CVR for each InterOil Share held.

The CVRs will be issued on the Effective Date in accordance with the Plan of Arrangement to Shareholders or RSU Holders who have validly deposited their Common Shares or RSUs in accordance with the terms and conditions of the Letter of Transmittal and Election Form and the process described under “Elections, Proration And Exchange Procedures – Letter of Transmittal and Election Form”. The CVRs will not be certificated.

There are no CVRs issued as at the date of this Information Circular.

Transferability of CVRs; Listing

Under the Arrangement Agreement, Oil Search is required to procure listing of the CVRs on the ASX or another Qualified Exchange. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S.dollars. Oil Search has confirmed that it will continue to take all steps required to procure the listing of the CVRs on ASX as a debt security quoted in U.S. dollars.

Registration and Transfers

Under the CVR Agreement, a register of CVRs must be kept in Victoria, Australia and shall be open to, among others, the Trustee and CVR Holders during normal business hours without charge. CVR Holders will be entitled to a copy of the register on payment of a prescribed fee under the Corporations Act.

Ranking

The CVRs will rank equally in all respects as between themselves and rank in priority in right of payment to the Oil Search Shares. The CVRs will be unsecured notes and will be effectively subordinated in right of payment to all of Oil Search’s secured obligations to the extent of the collateral securing such obligations.

Events of Default and Remedies

Subject to any waiver by the Trustee, each of the following is considered an event of default under the CVR Agreement (“Event of Default”):

•	failure to pay the Redemption Amount after the satisfaction of both Redemption Conditions and such failure continues for 15 Business Days;

•	the winding up or dissolution of Oil Search or the commencement of insolvency proceedings against Oil Search (other than frivolous or vexatious applications) prior to payment of the Redemption Amount;

•	prior to payment of the Redemption Amount, a receiver or similar officer is appointed and not removed within 15 Business Days;

•	prior to payment of the Redemption Amount, a distress, attachment or other execution for an amount greater than $20 million is levied against any or all of the assets of Oil Search; or

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•	Oil Search is in breach of any material undertaking under the CVR Agreement and the breach is not cured within five (5) Business Days following receipt of notice by the Trustee to do so.

Following an Event of Default, the Trustee is permitted to take action on behalf of the CVR Holders against Oil Search to remedy such Event of Default if the CVR Holders pass an ordinary resolution (see “Transaction Agreements – Arrangement Agreement – Meetings of CVR Holders” below) directing the Trustee to do so. Pursuant to the CVR Agreement, the Trustee may, among other things, take action itself, or require Oil Search to take certain steps to correct the Event of Default, bring a claim against Oil Search in relation to an Event of Default, enter into an agreement or arrangement with Oil Search in relation to an Event of Default or take any necessary steps in relation to the winding up, dissolution or reorganization of Oil Search. The CVR Holders may take action in their own right in the event that the Trustee does not act on their direction to take action.

Amendment of the CVR Agreement without Consent of the CVR Holders

In certain circumstances, Oil Search is permitted to amend the CVR Agreement without the consent or approval of the CVR Holders or the Trustee if Oil Search is of the opinion that such amendment is:

•	made to cure any ambiguity or correct a manifest error;

•	of a formal, minor or technical nature;

•	necessary to comply with the provisions of any statute;

•	necessary for the purpose of the enabling the CVRs to be listed on a stock exchange or offering for subscription or sale; or

•	necessary to comply with the ASX listing rules or other stock exchange where Oil Search may seek to list the CVRs.

Pursuant to the CVR Agreement, if an equity credit was applicable to the CVR at the time of the amendment then this must be reflected following such amendment. Additionally, any amendment that will have an adverse effect on the Trustee’s rights under the CVR Agreement must also be approved by the Trustee and each CVR Holder must be promptly notified.

Amendment of the CVR Agreement with Consent of the CVR Holders

Oil Search may amend the terms of the CVR Agreement if such amendment is authorized by a special resolution of the CVR Holders. Pursuant to the CVR Agreement, a special resolution must be approved by at least 75% of the votes cast at a meeting of CVR Holders or signed by a number of CVR Holders that represent at least 75% of the nominal value of the issued CVRs. Any amendment that will have an adverse effect on the Trustee’s rights under the CVR Agreement must also be approved by the Trustee.

Meetings of CVR Holders

The Trustee or Oil Search may convene a meeting of CVR Holders for any purpose by giving not less than 15 Business Days’ prior notice to CVR Holders and must convene a meeting if required to do so by the Corporations Act or upon an Event of Default. In addition, the Trustee or Oil Search may, at its discretion, refer any question to a meeting of CVR Holders and, if they think fit, act in accordance with any resolution passed in relation to such a question.

CVR Holders who own not less than 10% of the CVRs on issue may direct Oil Search to convene a meeting of CVR Holders and Oil Search must convene such a meeting by providing the requisite notice.

A CVR Holder may appoint a proxy or attorney to attend and vote on its behalf at a meeting of CVR Holders.

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Quorum for a meeting is two (2) CVR Holders (in person or by proxy or attorney), provided that they hold at least 10% of the CVRs on issue.

Every question submitted to a meeting of CVR Holders must be decided in the first instance by a show of hands. At every meeting of CVR Holders each voter is entitled on a show of hands to one vote. On a poll, each voter is entitled to one vote in respect of each CVR held by the CVR Holder or by the person for whom they are proxy or attorney.

At any meeting of CVR Holders a poll may be demanded by the chair, Oil Search or the Trustee, or by at least five CVR Holders, or CVR Holders who together hold at least 5% of the CVRs on issue, present in person or by proxy or attorney.

Resolutions can be passed through a written or circular resolution signed by CVR Holders who together satisfy the requisite approval threshold by:

•	at least 75% of votes cast, for a special resolution; or

•	at least 50% of the votes cast, for an ordinary resolution.

A resolution passed at a meeting of CVR Holders is binding on all the CVR Holders, whether present or not, and whether or not they are in favour of the resolution.

Purchases by Oil Search

The CVR Agreement provides that Oil Search may at any time and from time to time purchase any of the issued CVRs. However no CVR Holder is obliged to transfer any of their CVRs to Oil Search. Additionally, Oil Search and its associates are not entitled to vote their interest on a resolution at a meeting of the CVR Holders if they have an interest in the resolutions or matter other than as a CVR Holder.

Termination and Release

The CVR Agreement terminates on the earliest of:

•	the termination of the Arrangement;

•	the date immediately following:

¡	redemption of all of the CVRs;

¡	payment of all monies owing in respect of the CVRs;

¡	payment of all costs, charges and expenses properly incurred by the Trustee under or in connection with the CVR Agreement or the Arrangement Agreement; and

¡	December 31, 2016, if the Effective Date has not occurred by that date.

Voting Agreements

Oil Search and the Locked Up Shareholders entered into the Voting Agreements, pursuant to which the Locked Up Shareholders have agreed to:

•

vote (or cause to be voted) all of the Locked Up Securities held by the Locked Up Shareholders at the Meeting in favour of the Arrangement Resolution and any related matters to be put before the Meeting or any adjournment or postponement thereof; and

•	to vote the Locked Up Securities to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement.

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The Voting Agreements also prohibit the Locked Up Shareholders from:

•

granting or agreeing to grant any proxy or other right to vote any of the Locked-up Securities (other than to grant or agree to grant a proxy to vote at any regularly held annual meeting of InterOil with respect to matters that do not affect the Arrangement), or entering into any voting trust, vote pooling or other agreement with respect to the right to vote or call meetings of Shareholders; and

•

by action or omission, knowingly doing anything from May 20, 2016 until the completion of the Arrangement or termination of the Voting Agreements in accordance with its terms that would reasonably be expected to result in the representations and warranties of the Locked-Up Shareholder as set forth in the Voting Agreement ceasing to be true and correct in all material respects.

The Voting Agreements will terminate on the earlier of (a) the Effective Time; (b) the date on which the Voting Agreements are terminated by the mutual written agreement of the parties; and (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. Nothing contained in the Voting Agreements will: (i) restrict, limit or prohibit a Locked Up Shareholder or his or her representative from exercising, in his or her capacity as a director or officer of InterOil, his or her fiduciary duties to InterOil under applicable law, or (ii) require the Locked Up Shareholder, in his or her capacity as a director or officer of InterOil, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which a Locked Up Shareholder (in his or her capacity as a director or officer of InterOil) determines is inconsistent with the exercise of his or her fiduciary duties.

RISK FACTORS

In evaluating whether to approve the Arrangement Resolution, the Securityholders should carefully consider the following risk factors. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Information Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by InterOil may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risks Relating to the Arrangement

Completion of the Arrangement is subject to several conditions that must be satisfied or waived.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of InterOil, including approval of the Securityholders and the granting of the Final Order. In addition, the completion of the Arrangement by Oil Search is conditional on, among other things, Dissent Rights not having been exercised by the holders of more than 33 1⁄3% of the issued and outstanding Common Shares and no Company Material Adverse Effect having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can InterOil or Oil Search provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of InterOil to the completion thereof could have a negative impact on InterOil’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of InterOil. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Common Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the Common Shares that is equivalent to, or more attractive than, the consideration payable pursuant to the Arrangement.

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Because the market price of the Common Shares and the Oil Search Shares will fluctuate and the Exchange Ratio for the Share Consideration is fixed, Shareholders cannot be certain of the market value of the Oil Search Securities they will receive for their Common Shares under the Arrangement.

The Exchange Ratio for the Share Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Oil Search Securities or Common Shares. The market price of Oil Search Securities or Common Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Oil Search’s and InterOil’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Oil Search Securities that Shareholders may receive on the Effective Date. There can be no assurance that the market value of the consideration that the holders of Common Shares may receive on the Effective Date will equal or exceed the market value of the Common Shares held by such Shareholders prior to the Effective Date. There can also be no assurance that the trading price of the Oil Search Securities will not decline following the completion of the Arrangement.

Appreciation of the U.S. dollar relative to the Australian dollar could adversely affect the amount of cash consideration per share, expressed in U.S. dollars, received by Company Shareholders pursuant to the Arrangement.

The cash consideration that would be payable to Shareholders and RSU Holders who have elected the Cash Consideration is expressed in U.S. dollars; however, the quantum of cash consideration paid per Common Share will be equal to the product of 8.05 and the 5-day volume weighted average price of Oil Search’s shares on the ASX calculated as of the date anticipated to be the third business day prior to closing, converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10 a.m. (Sydney time) on the date following such calculation date (subject to proration if cash elections exceed US$770 million). Accordingly, if the value of the U.S. dollar relative to the Australian dollar appreciates between the date the Arrangement was announced and the foregoing calculation date, then the amount of cash consideration per share, expressed in U.S. dollars, received by Shareholders and RSU Holders who elect the Cash Consideration will decrease as compared to the amount that would have been received, expressed in U.S. dollars, on the date the Arrangement was announced.

The Arrangement Agreement may be terminated by Oil Search, in which case an alternative transaction may not be available.

Oil Search has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by Oil Search before the completion of the Arrangement. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Common Shares will be available from an alternative party.

InterOil will incur costs and may have to pay a termination fee.

Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by InterOil even if the Arrangement is not completed. If the Arrangement is not completed for certain reasons, InterOil may also be required to pay a $60 million termination fee to Oil Search. If InterOil is required to pay such termination fee under the Arrangement Agreement, the financial condition of InterOil could be materially adversely affected. See “Transaction Agreements – Arrangement Agreement – Company Termination Fee Payable by InterOil”.

The Company Termination Fee may discourage other parties from proposing a significant business transaction with InterOil.

Under the Arrangement, InterOil is required to pay a termination fee of $60 million in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. Such termination fee may discourage other parties from attempting to propose a business transaction, even if such a transaction could provide better value to Shareholders than the Arrangement.

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InterOil’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement.

Third parties with which InterOil currently does business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with InterOil or Oil Search. Such uncertainty could have a material and adverse effect on the business, financial condition, results of operations or prospects of InterOil.

While the Arrangement is pending, InterOil is restricted from taking certain actions.

The Arrangement Agreement restricts InterOil from taking specified actions until the Arrangement is completed. These restrictions may prevent InterOil from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Oil Search may be unable to successfully integrate the businesses of InterOil and Oil Search and realize the anticipated benefits of the Arrangement.

The integration of InterOil with Oil Search requires the dedication of substantial effort, time and resources on the part of management of both companies which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. The extent to which synergies are realized and the timing of such cannot be assured. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement.

Oil Search is incorporated under the laws of a foreign jurisdiction.

Oil Search is incorporated under the laws of a foreign jurisdiction and all or some of the directors and officers of Oil Search reside outside of Canada. All of the assets of these persons and Oil Search may be located outside Canada. It may not be possible for investors to effect service of process within Canada upon Oil Search or any of the directors and officers referred to above. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

The market price for the Common Shares may decline.

If the Arrangement is not approved by the Securityholders, the market price of the Common Shares may decline to the extent that the current market price of the Common Shares reflects a market assumption that the Arrangement will be completed.

The issuance of Oil Search Securities under the Arrangement and their subsequent sale may cause the market price of Oil Search Shares to decline.

As of June 24, 2016, there were 1,522,692,587 Oil Search Shares outstanding (including Oil Search Shares represented by ADSs) and up to an estimated 411,545,487 Oil Search Shares (including Oil Search Shares represented by ADSs) may be issued or issuable in connection with the Arrangement. The issue of these new Oil Search Securities and their sale and the sale of additional Oil Search Securities that may become eligible for sale in the public market from time to time could depress the market price for Oil Search Securities.

The amount of any dividends paid by Oil Search is not guaranteed.

Oil Search has historically paid regular semi-annual cash dividends on the Oil Search Shares and has in place a dividend policy to pay out between 35% and 50% of core profit to shareholders. In the future any dividends may be discontinued or the amount of any such dividends paid may fluctuate. The board of directors of Oil Search will retain the power to modify, suspend or cancel Oil Search’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount currently paid by Oil Search or that the board of directors of Oil Search will not decide to suspend or discontinue the payment of cash dividends in the future.

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The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of Oil Search’s financial condition or results of operations following the Arrangement.

The unaudited pro forma consolidated financial statements of Oil Search attached as Schedule I to this Information Circular have been prepared by Oil Search and based upon information available to Oil Search and its financial and accounting advisors. Such financial information is presented for illustrative purposes only and may not be an indication of Oil Search’s financial condition or results of operations prior to or following the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Oil Search and InterOil and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change, estimates and adjustment. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by the parties in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Oil Search and InterOil is not reflected in the unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and other factors may affect Oil Search’s financial condition or results of operations following the Arrangement. Oil Search’s share price may be adversely affected if the actual results of Oil Search after the Arrangement fall short of the unaudited pro forma consolidated financial statements contained in this Information Circular.

Following the Arrangement the trading price of the Oil Search Securities may be volatile.

The trading price of the Oil Search Securities has been and may continue to be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of oil and gas;

•	current events affecting the economic situation in Canada, the United States, Papua New Guinea, Australia and elsewhere;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•

the fact that the risks and uncertainties facing Oil Search following completion of the Arrangement may be different from those currently affecting each of Oil Search and InterOil on a stand-alone basis;

•	acquisitions and financings;

•	the economics of current and future projects of InterOil and Oil Search;

•	variations in operating results or in Oil Search’s dividend policy;

•	the operating and share price performance of other companies, including those that investors may deem comparable;

•	the issuance of additional equity securities by Oil Search following completion of the Arrangement; and

•	trends in the oil and gas industry.

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See Schedule A to this Information Circular for a more detailed overview of the risks associated with an investment into Oil Search Shares.

The rights of shareholders under Papua New Guinea law may differ from the rights of shareholders under Yukon law.

If the Arrangement is completed, Shareholders will become holders of Oil Search Securities. Their rights as holders of Oil Search Shares will be governed by the Papua New Guinea Companies Act 1997. Such rights may differ from the rights of shareholders under the YBCA and the enforcement of such rights may involve different considerations and may be more difficult than would be the case if the corporation was governed under the YBCA. The rights of holders of Oil Search ADSs will be governed by the ADS Agreement. See “Description of American Depositary Shares”.

InterOil may have been classified as a “passive foreign investment company” for one or more years during which U.S. holders held their Common Shares, which could result in adverse U.S. federal income tax consequences to such U.S. holders.

InterOil may have been classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for one or more years during which U.S. holders held their Common Shares. If InterOil were treated as a PFIC during a U.S. holder’s holding period, such characterization could result in adverse tax consequences to U.S. holders, including having gains realized on the disposition of Common Shares pursuant to the Arrangement treated as ordinary income and being subject to punitive interest charges on such gains. InterOil has not made a determination of whether it is or ever has been a PFIC. Because the PFIC rules are complex and because their impact on U.S. holders may be significant, U.S. holders should discuss the potential application of the PFIC rules to their disposition of Common Shares pursuant to the Arrangement with their own tax advisors and review the discussion below, under “Certain U.S. Federal Income Tax Considerations”.

Risks Related to the CVRs

CVR Holders may never receive a payment on the CVRs.

The right to receive any future payment on the CVRs will be contingent upon the satisfaction of the Redemption Conditions and the volume of the PRL 15 2C Resources. If Redemption Conditions are not achieved for any reason, payments will not be made under the CVRs. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value. For example, if the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, then no payment will be made.

The CVRs are difficult to value.

If any payment is made on the CVRs, it will not be made until the satisfaction of the Redemption Conditions. As such, it may be difficult to value the CVRs, which may affect the market price and/or make it difficult or impossible for you to resell your CVRs.

The U.S. federal income tax treatment of the CVRs is unclear.

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, it is possible that payment of any Redemption Amount, up to the amount of the holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR, or possibly another method of basis recovery may apply. Further, it is not clear whether payment of any Redemption Amount may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. A holder who does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR for U.S. federal income tax purposes until such holder receives a Redemption Amount or the holder’s right to such payment terminates. Although not entirely clear, a portion of any Redemption Amount, if made more than six months following the Effective Date, may constitute imputed interest taxable as ordinary income under Section 483 of the Code. U.S. holders should consult their own tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of any Redemption Amount with respect to, and sales or other dispositions of, the CVRs and review the discussion below, under “Certain U.S. Federal Income Tax Considerations –U.S. Federal Income Tax Consequences of the Arrangement”.

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The Canadian federal income tax treatment of the CVRs is unclear.

There is no legal authority directly addressing the Canadian federal income tax treatment of the CVRs and the consequences of the receipt, holding and disposition of the CVRs are therefore unclear for such purposes. Holders are urged to consult their own tax advisors regarding the Canadian federal income tax consequences to them of the receipt, holding and disposition of CVRs and to review the discussion below under “Certain Canadian Federal Income Tax Considerations”.

Any payments in respect of the CVRs rank at parity with Oil Search’s other indebtedness.

The CVRs will represent unsecured obligations of Oil Search and will rank equally in right of payment to all existing and future unsecured unsubordinated indebtedness of Oil Search, and senior in right of payment to all subordinated indebtedness of Oil Search. The CVRs, however, will be effectively subordinated in right of payment to all of Oil Search’s secured obligations to the extent of the collateral securing such obligations.

If Oil Search were to be liquidated or wound-up, CVR Holders would only have a right to receive the Redemption Amount payable on the CVRs, or the remaining portion thereof, after all secured creditors have been paid. In the event of a shortfall of funds after paying such secured creditors, CVR Holders will not receive the full Redemption Amount. In addition, Oil Search may issue other securities in future that rank for interest or payment in a liquidation or winding-up of Oil Search equally, ahead or behind the CVRs, without the approval of CVR holders;

An active public market for the CVRs may not develop or the CVRs may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of the CVRs.

In the Arrangement Agreement, Oil Search agreed to use its commercially reasonable efforts to list the CVRs on the ASX or another Qualified Exchange. On June 21, 2016, the ASX confirmed that, subject to compliance with standard listing and quotation conditions, it has no objection to the listing of CVRs to be issued pursuant to the Arrangement. The ASX has also confirmed that it has no objection to the CVRs being quoted and traded in U.S. dollars. Oil Search has confirmed it will continue to take all steps required to procure the listing of the CVRs on the ASX as a debt security quoted in U.S. dollars.

Even if the CVRs are listed on the ASX or another Qualified Exchange, there may be little or no market demand for the CVRs, making it difficult or impossible to resell the CVRs, which would have an adverse effect on the resale price, if any, of the CVRs. In addition, CVR Holders may incur brokerage charges in connection with the resale of the CVRs, which in some cases could exceed the proceeds realized by the holder from the resale of its CVRs. Neither Oil Search nor InterOil can predict the price, if any, at which the CVRs will trade following the completion of the Arrangement.

Oil Search may repurchase the CVRs.

The CVR Agreement provides that Oil Search may acquire the CVRs, whether in open market transactions, private transactions or otherwise. Such repurchases could have an adverse effect on the resale price, the ability to sell the CVRs, or the market demand for the CVRs, if any.

Because there has not been any public market for the CVRs, the market price and trading volume of the CVRs may be volatile.

The market price of the CVRs, if any, could fluctuate significantly for many reasons, including, without limitation:

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•	as a result of the risk factors listed in this Information Circular or the risk factors incorporated by reference herein;

•	an inability to complete the Interim Resource Certification process;

•	projections or speculation on the volume of the PRL 15 2C Resources;

•	reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by customers or competitors regarding their own performance;

•	legal or regulatory changes that could impact the business of Oil Search or its ability to complete the Interim Resource Certification; and

•	general economic, securities markets and industry conditions.

Neither Oil Search nor InterOil can predict the extent to which investor interest will lead to a liquid trading market in the CVRs or whether the market price of the CVRs will be volatile following the Effective Date.

Risks Relating to the Oil Search ADSs

There are important differences between the rights of holders of Oil Search ADSs and the rights of holders of Oil Search Shares.

There exist important differences between the rights of holders of Oil Search ADSs and the Oil Search Shares such ADSs represent. Each Oil Search ADS is a security that represents a specified number of Oil Search Shares. The Oil Search ADSs are issued under the ADS Agreement, which sets forth the rights and responsibilities of the ADS Depositary, Oil Search and holders of the Oil Search ADSs. Oil Search will not treat holders of Oil Search ADSs as shareholders and such holders will not have shareholder rights. For example, holders of Oil Search ADSs may not be able to exercise voting rights in respect of the underlying Oil Search Shares and may have no recourse if such Oil Search Shares are not voted in accordance with the holder’s instructions. Holders of Oil Search ADSs may not receive distributions in respect of Oil Search Shares or any value for them if it is illegal or impractical for the ADS Depositary to make such distributions available to Oil Search ADS holders. Any such differences between the rights of holders of the Oil Search ADSs and Oil Search Shares may be significant and may materially and adversely affect the market value of your Oil Search ADSs.

The value of Oil Search ADSs may not completely track the price of Oil Search Shares represented by such Oil Search ADSs.

Although the trading characteristics and valuations of ADSs usually mirror the characteristics and valuations of the non-U.S. stock represented by those ADSs, the value of such ADSs may not completely track the value of such non-U.S. stock. Active trading volume and efficient pricing for such non-U.S. stock on the stock exchange(s) on which that non-U.S. stock principally trades will usually, but not necessarily, indicate similar characteristics in respect of the ADSs. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market value of the ADSs than for the non-U.S. stock. Since holders of the ADSs may surrender the ADSs to take delivery of and trade the non-U.S. stock (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for the non-U.S. stock generally will result in an illiquid market for the ADSs representing such non-U.S. stock. Oil Search ADSs are not listed on any exchange and currently trade on the over-the-counter market in the United States. At present, Oil Search ADSs trade with limited liquidity on the over-the-counter market. There can be no guarantee that following the completion of the Arrangement an active trading market for Oil Search ADSs will develop or be maintained. For more information, see “Risk Factors”. There can be no assurance that an active trading market for Oil Search ADSs will develop or be maintained.

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There can be no assurance that an active trading market for Oil Search ADSs will develop as a result of the Arrangement or be maintained.

Oil Search ADSs currently trade with limited liquidity on the over-the-counter market in the United States. While Oil Search expects that the anticipated increase in Oil Search ADSs as a result of the Arrangement will increase the trading volume of Oil Search ADSs, there can be no assurance that an active trading market for Oil Search ADSs will develop or, if one does develop, that it will be maintained. If an active market for the Oil Search ADSs fails to develop or be sustained, the trading price of the Oil Search ADSs could be materially adversely affected. Oil Search does not intend to apply for listing of the Oil Search ADSs on any securities exchange. The liquidity of the trading market in the Oil Search ADSs and the market price quoted for the Oil Search ADSs may be materially adversely affected by:

•	changes in the overall market for equity securities or American depositary shares specifically;

•	changes in Oil Search’s financial performance or prospects;

•	the prospects for companies in the oil and gas industry generally;

•	the number of holders of Oil Search ADSs;

•	the interest of securities dealers in making a market for Oil Search ADSs; and

•	prevailing interest rates.

The market value of Oil Search ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the US dollar and the Australian dollar.

Fluctuations in the exchange rate between the US dollar and the Australian dollar will affect the US dollar price of Oil Search ADSs and the market value of Oil Search Shares when expressed in US dollars. If the relative value of the Australian dollar to the US dollar declines, the US dollar price of such Oil Search ADSs and the US dollar equivalent of the Australian dollar price of Oil Search Shares traded on the ASX will also decline.

Risks Relating to InterOil

If the Arrangement is not completed, InterOil will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in InterOil’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 and other filings of InterOil filed with the securities regulatory authorities which have been filed on SEDAR at www.sedar.com.

Risks Relating to Oil Search

Oil Search will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth in Schedule A to this Information Circular under “Risk Factors”.

DISSENT RIGHTS

Registered Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order, Plan of Arrangement and Section 193 of the YBCA which are attached to this Information Circular as Schedule F, Schedule C and Schedule H, respectively. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply strictly with the provisions of the YBCA, as modified by the Interim Order and Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. A Dissenting Shareholder should obtain independent legal advice with respect to the exercise of his or her Dissent Rights to ensure strict compliance with the Dissent Rights procedures.

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The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, each registered Shareholder as of the Record Date may exercise Dissent Rights under Section 193 of the YBCA as modified by the Interim Order, Plan of Arrangement or the Final Order in respect of the Arrangement.

Securityholders who duly exercise such Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Common Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the Effective Time, shall be deemed to have transferred their Common Shares to Oil Search (Yukon) Limited in exchange for the right to be paid fair value for such Common Shares, and Oil Search (Yukon) Limited shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Common Shares; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Common Shares and will be deemed to have elected to receive, and will receive, only the Share Consideration (which shall include Oil Search Shares rather than Oil Search ADSs);

but in no case will Oil Search, Oil Search (Yukon) Limited, InterOil the Depositary or any other person be required to recognize such Dissenting Shareholders as Securityholders unless such person is a registered holder of those Common Shares in respect of which such rights are sought to be exercised and, for greater certainty, in no case shall InterOil, Oil Search, Oil Search (Yukon) Limited, InterOil the Depositary or any other person be required to recognize Dissenting Shareholders as Securityholders after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Securityholders as of the Effective Time. In addition to any other restrictions under Section 193 of the YBCA, as modified by the Interim Order and Plan of Arrangement, and for greater certainty, Securityholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

Persons who are Beneficial Shareholders who wish to dissent with respect to their Common Shares should be aware that only Registered Shareholders are entitled to dissent with respect to the Common Shares. A Registered Shareholder such as an intermediary who holds Common Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the Common Shares held for such Beneficial Shareholders. In such case, the Notice of Objection should set forth the number of Common Shares it covers and must be in respect of all of the Common Shares owned by the Dissenting Shareholder.

Notwithstanding subsection 193(5) of the YBCA, a Registered Shareholder who wishes to dissent must send a Notice of Objection objecting to the Arrangement Resolution to InterOil, Suite 300,204 Black Street Whitehorse, Yukon Y1A 2M9, Canada, Attention: Paul Lackowicz, by not later than 12:00 p.m. (Eastern time) on July 26, 2016, or two Business Days prior to any adjournment or postponement of the Meeting. The Notice of Objection must set out the number of Common Shares held by the Dissenting Shareholder and must be in respect of all of the Common Shares owned by the Dissenting Shareholder.

The delivery of a Notice of Objection does not deprive such Dissenting Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution will result in a loss of its Dissent Right. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Objection, but a Securityholder need not vote its Common Shares against the Arrangement Resolution in order to object. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Objection in respect of the Arrangement Resolution, but any such proxy granted by a Securityholder who intends to dissent should be validly revoked (see “General Proxy Information – Appointment and Revocation of Proxies”) in order to prevent the proxy holder from voting such Common Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, will constitute a loss of a Securityholder’s right to dissent. However, a Securityholder may vote as a proxy holder for another Securityholder whose proxy required an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights.

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If the Arrangement is approved, the Dissenting Shareholder who sent a Notice of Objection, or InterOil, may apply to the Court to fix the fair value of the Dissenting Shareholder’s Dissenting Shares and the Court shall make an order fixing the fair value of such Dissenting Shares, giving judgment in that amount against InterOil in favour of the Dissenting Shareholder and fixing the time by which InterOil must pay that amount to the Dissenting Shareholder. If such an application is made by a Dissenting Shareholder, InterOil shall, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer (the “Offer to Purchase”) to pay to the Dissenting Shareholder, an amount considered by the directors of InterOil to be the fair value of the subject Dissenting Shares, together with a statement showing how the fair value of the subject Dissenting Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of a Dissenting Shareholder’s Dissenting Shares, such Dissenting Shareholder may make an agreement with InterOil for the purchase of such Dissenting Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Dissenting Shareholder within 10 days of InterOil being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the Dissenting Shareholder of all or part of the sum offered by InterOil for the Dissenting Shares, the deposit of the share certificates representing the Dissenting Shares, and other matters. If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, InterOil will return to the Dissenting Shareholder the certificates delivered to InterOil by the Dissenting Shareholder, if any.

If InterOil is not permitted to make a payment to a Dissenting Shareholder due to there being reasonable grounds for believing that InterOil is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of InterOil’s assets would thereby be less than the aggregate of its liabilities, then InterOil shall, within 10 days after the pronouncement of an order, or the making of an agreement between the Dissenting Shareholder and InterOil as to the payment to be made for his Dissenting Shares, notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a Dissenting Shareholder by the Court, if InterOil is not permitted to make a payment to a Dissenting Shareholder for the reasons stated in the previous paragraph, the Dissenting Shareholder by written notice delivered to InterOil within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his Notice of Objection in which case InterOil is deemed to consent to the withdrawal and the Dissenting Shareholder is reinstated to his full rights as a Securityholder, failing which he retains his status as a claimant against InterOil to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of InterOil but in priority to its shareholders.

Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the YBCA (as modified by the Plan of Arrangement and the Interim Order or any other order of the Court) will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares. Furthermore, Shareholders who are considering Dissent Rights should be aware of the consequences under Canadian and U.S. federal income tax laws of exercising Dissent Rights in respect of the Arrangement. Accordingly, Shareholders who are considering Dissent Rights should consult their own tax advisors as to the consequences to them under applicable tax laws of exercising Dissent Rights in respect of the Arrangement.

Under the YBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in Section 193 of the YBCA, the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional approval of the Securityholders would be sought for any such variation.

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Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

Address for Dissent Notices: Suite 300,204 Black Street, Whitehorse, Yukon, Y1A 2M9, Canada (Attention: Paul Lackowicz).

ELECTIONS, PRORATION AND EXCHANGE PROCEDURES

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form has been mailed, together with this Information Circular, to each person who was a registered holder of Common Shares or RSUs on the Record Date. Each registered Shareholder or RSU Holder must forward a properly completed and signed Letter of Transmittal and Election Form, with, in the case of Common Shares, accompanying Common Share certificate(s), in order to receive the consideration to which such Shareholder or RSU Holder is entitled under the Arrangement. If RSU Holders have not received certificates representing Common Shares then no certificate need be included with the Letter of Transmittal and Election Form. It is recommended that Shareholders and RSU Holders complete, sign and return the Letter of Transmittal and Election Form with, in the case of Common Shares, accompanying Common Share certificate(s), to the Depositary as soon as possible. To make a valid election as to the form of consideration that you wish to receive under the Arrangement, you must sign and return, if applicable, the Letter of Transmittal and Election Form and make a proper election thereunder and return it with, in the case of Common Shares, accompanying Common Share certificate(s), to the Depositary prior to the Election Deadline, being 2:00 p.m. (Eastern time) on the business day which is three (3) business days preceding the Effective Date. InterOil and Oil Search will provide at least two Business Days’ notice of the Election Deadline to Shareholders by means of a news release disseminated on newswire.

Any use of the mail to transmit a certificate for Common Shares or RSUs and a related Letter of Transmittal and Election Form is at the risk of the Shareholder or RSU Holder, as applicable. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Shareholders or RSU Holders forward the certificate(s) representing their Common Shares upon completion of the Arrangement on the Effective Date, Shareholders and RSU Holders will cease to be Shareholders or RSU Holders as of the Effective Date and will only be entitled to receive the cash and/or that number of Oil Search Securities to which they are entitled under the Arrangement or, in the case of Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Common Shares in accordance with the dissent procedures. See “Dissent Rights”.

The instructions for making elections, exchanging Common Shares or RSUs and depositing share certificates with the Depositary are set out in the Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form provides instructions with regard to lost certificates.

Available Elections and Procedure

Each registered holder of Common Shares or RSU Holder will have the right to elect in the Letter of Transmittal and Election Form to receive the form of consideration set out below. To make a valid election as to the form of consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with, in the case of Common Shares, accompanying Common Share certificate(s), to the Depositary prior to the Election Deadline, being 2:00 p.m. (Eastern time) on the business day which is three (3) business days preceding the Effective Date. InterOil and Oil Search will provide at least two Business Days’ notice of the Election Deadline to Shareholders by means of a news release disseminated on newswire.

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An election will have been properly made by a registered holder of Common Shares or a RSU Holder only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) for the Common Shares, if applicable, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) representing those Common Shares and making, if applicable, an election with respect to the form of consideration they wish to receive.

The determination of the Depositary as to whether elections have been properly made and when elections were received by it will be binding. SHAREHOLDERS OR RSU HOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY COMMON SHARES OR RSUs, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION.

Ineligible Foreign Shareholders

If you are an Ineligible Foreign Shareholder, then, despite any election you make (or are deemed to make), you will not receive Oil Search Shares or CVRs. Instead, the Oil Search Shares and CVRs to which you would have been otherwise been entitled will be issued to the Depositary for sale by the Depositary on your behalf. All Oil Search Shares and CVRs issued to the Depositary in respect of Ineligible Foreign Shareholders will be pooled and sold as soon as practicable after the Effective Date. Neither Oil Search nor the Depositary are obligated to seek or obtain a minimum price for these securities.

The net proceeds of the sale (after deducting any commissions, other reasonable expenses incurred in connection with the sale, and any amount withheld in respect of taxes) will be distributed by the Depositary to each Ineligible Foreign Shareholder on a pro rata basis (by reference to the number of their Common Shares).

As the market price of Oil Search Shares and CVRs will be subject to change from time to time, the sale price of those securities sold by the Depositary and the proceeds of that sale cannot be guaranteed. The proceeds received by Ineligible Foreign Shareholders will depend on the price at which Oil Search Shares and CVRs can be sold at the relevant time, applicable exchange rates (if sales are made in a currency other than US dollars) and the amount of any applicable taxes, duty, currency conversion, commissions, or other costs and charges incurred by the Depositary in connection with the sales. An Ineligible Foreign Shareholder’s pro rata share of the net proceeds of sale may be more or less than the value of the Oil Search Shares and CVRs issued to other Shareholders. None of InterOil, Oil Search or the Depositary gives any assurance as to the price that will be achieved for the sale of Oil Search Shares or CVRs by the Depositary.

In providing services in connection with the sale of the Oil Search Shares and CVRs of Ineligible Foreign Shareholders, the Depositary is not acting as agent or sub agent of any Ineligible Foreign Shareholder, does not have any duties or obligations (fiduciary or otherwise) to any Ineligible Foreign Shareholder and does not underwrite the sale of any Oil Search Shares or CVRs. The Depositary, together with its affiliates, is a full service financial institution engaged in various activities, which may include trading, financing, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Offers and sales of Oil Search Shares and CVRs by the Depositary will not be registered under the U.S. Securities Act, and, therefore, may only be sold outside the US to non-US persons in ‘offshore transactions’, in accordance with the requirements of Regulation S under the U.S, Securities Act.

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Proration

A Shareholder or RSU Holder may elect in accordance with the holder’s Letter of Transmittal and Election Form (and a beneficial holder of Common Shares may elect in accordance with instructions provided by their broker, investment dealer or other intermediary), for every Common Share held or for the number of Common Shares issuable to a holder of RSUs, to receive either the (i) Cash Consideration or (ii) Share Consideration, provided that:

•

with respect to Share Consideration, the Shareholder may elect to receive either Oil Search Shares or Oil Search ADSs. The Shareholder may also choose to make no election, in which case if they receive Share Consideration, they will be deemed to have elected Oil Search Shares;

•

the maximum aggregate amount of cash payable under the Arrangement to Shareholder or RSU Holders who elect to receive the Cash Consideration under the Agreement shall not exceed the Maximum Aggregate Cash Consideration; and

•

if the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to Cash Electing Shareholders exceeds the Maximum Aggregate Cash Consideration, the amount of cash consideration payable to the Cash Electing Shareholders shall be limited to the Maximum Aggregate Cash Consideration and shall be allocated pro rata (on a per Common Share basis, including Common Shares to be issued to RSU Holders under the Arrangement) among such Cash Electing Shareholders, and each such Cash Electing Shareholder shall receive Oil Search Securities as consideration for the balance of the Cash Consideration otherwise payable to it which exceeds the amount of cash so allocated to the Cash Electing Shareholder (calculated by valuing each share of Oil Search at the Oil Search Share Price).

The cash portion of the Cash Consideration will be denominated in U.S. dollars. Any subsequent conversion of the U.S. dollar denominated consideration into another currency is at the sole risk of the Shareholder or RSU Holder.

Exchange Procedure

On the Effective Date, Oil Search shall deposit or cause to be deposited with the Depositary, for the benefit of the Shareholders and RSU Holders entitled to receive (i) cash, the aggregate amount of cash that such Shareholders and RSU Holders are entitled to receive under the Arrangement; (ii) Oil Search Securities, customary evidence representing the Oil Search Securities that such Shareholders or RSU Holders are entitled to receive under the Arrangement; and (iii) CVRs, customary evidence representing the CVRs that such Shareholders or RSU Holders are entitled to receive under the Arrangement, all of which shall be held by the Depositary after the Effective Time as agent and nominee for former Shareholders and RSU Holders for distribution to such former Shareholders and RSU Holders.

Upon delivery by a Shareholder or RSU Holder to the Depositary of a duly completed and executed Letter of Transmittal and Election Form, including such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, a certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares), such Shareholder or RSU Holder (as applicable) shall be entitled to receive in exchange for the Common Shares or RSUs so deposited, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (in each case, less any tax withheld pursuant to the terms of the Plan of Arrangement): (i) customary evidence of the number of Oil Search Securities to which such holder is entitled to receive under the Arrangement; (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement; and (iii) customary evidence of the number of CVRs to which such holder is entitled to receive under the Arrangement. Under no circumstances will interest accrue or be paid by Oil Search, InterOil or the Depositary in respect of the Cash Consideration regardless of any delay in making such payment. If RSU Holders have not received certificates representing Common Shares then no certificate need be included with Letter of Transmittal and Election Form.

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No Fractional Shares and Rounding of Cash Consideration

In no event shall any Shareholder or RSU Holder be entitled to a fractional Oil Search Security. Where the aggregate number of Oil Search Securities to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an Oil Search Security being issuable, the number of Oil Search Securities to be received by such Shareholder or RSU Holder shall be rounded to the nearest whole Oil Search Security (with fractions equal to or greater than one half of one Oil Search Security being rounded up). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional Oil Search Security. Each Oil Search ADS currently represents ten Oil Search Shares (or a right to receive ten Oil Search Shares). Shareholders and RSU Holders who elect to receive Oil Search ADSs under the Arrangement are not expected to receive fractional Oil Search ADSs and should consider the effect of rounding of fractional entitlements when electing whether to receive Oil Search ADSs.

In any case where the aggregate cash consideration payable to a particular Shareholder or RSU Holder under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded to the nearest whole cent.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to the Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Oil Search and the Depositary (acting reasonably) in such sum as Oil Search may direct, or otherwise indemnify Oil Search and InterOil in a manner satisfactory to Oil Search and InterOil, acting reasonably, against any claim that may be made against Oil Search and InterOil with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Time represented outstanding Common Shares or RSUs that is not validly deposited on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Oil Search. On such date, the cash and Oil Search Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Oil Search, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

Withholding Rights

InterOil, Oil Search or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as InterOil, Oil Search or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the Code, or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. InterOil, Oil Search or the Depositary shall also have the right to withhold such number of Oil Search Securities otherwise issuable to such Person pursuant to the Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation in respect of such Person; provided that no sales of any such Oil Search Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law.

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Non-Registered Shareholders

Shareholders whose Common Shares are registered in the name of a broker, investment dealer or other intermediary should contact their broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) representing those Common Shares and making an election with respect to the form of consideration they wish to receive.

Depositary

InterOil has retained the services of the Depositary for the receipt of the Letters of Transmittal and Election Forms and the certificates representing Common Shares and for the delivery and payment of the consideration payable for the Common Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Oil Search ADSs are currently traded in the United States of America on the United States over the counter market under the code “OISHY” through a program administered by Bank of New York Mellon as the ADS Depositary. The Oil Search ADSs are expected to continue to trade on the United States over-the-counter market.

On completion of the Arrangement, for each Common Share, Shareholders and RSU Holders who receive the Share Consideration will be entitled to receive, at their election, 8.05 Oil Search Shares or the number of Oil Search ADSs representing 8.05 Oil Search Shares. Shareholders and RSU Holders who fail to make an election before the Election Deadline will be deemed to have elected to receive the Share Consideration in the form of Oil Search Shares.

American Depositary Shares

The Bank of New York Mellon, as the ADS Depositary, will register and deliver Oil Search ADSs. Each Oil Search ADS currently represents ten Oil Search Shares (or a right to receive ten Oil Search Shares) deposited with National Australia Bank, as custodian for the depositary in Australia. Oil Search expects to amend the ADS Agreement on completion of the Arrangement to cause each Oil Search ADR to represent the right to receive two Oil Search Shares, following the effectiveness of which holders of Oil Search ADSs outstanding at such time will receive additional ADSs to reflect such change.

Holders of Oil Search ADSs may hold Oil Search ADSs either:

•

directly (i) by having an American Depositary Receipt, or “ADR”, which is a certificate evidencing a specific number of Oil Search ADSs, registered in the holder’s name, or (ii) by having uncertificated Oil Search ADSs registered in the holder’s name, or

•

indirectly by holding a security entitlement in Oil Search ADSs through the holder’s broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or “DTC”. A holder that holds Oil Search ADSs directly is a registered ADS holder, or “ADS holder”.

The description below assumes ADS holders hold their ADSs directly. Indirect holders of Oil Search ADSs must rely on the procedures of their brokers or other financial institutions through which they hold Oil Search ADSs to assert the rights of ADS holders described in this Section. Consequently, an indirect holder of Oil Search ADSs should consult with the holder’s broker or financial institution to find out what those procedures are.

Registered holders of uncertificated Oil Search ADSs will receive statements from the ADS Depositary confirming their holdings.

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Oil Search will not treat ADS holders as shareholders and ADS holders will not have any shareholder rights. Papua New Guinea law governs Oil Search shareholders’ rights. The ADS Depositary will be the holder of the Oil Search Shares underlying the Oil Search ADSs. ADS holders will have ADS holder rights. The ADS Agreement sets out ADS holder rights as well as the rights and obligations of the ADS Depositary. New York law governs the ADS Agreement and the Oil Search ADSs.

The following is a summary of the material provisions of the ADS Agreement. For more complete information, you should read the entire ADS Agreement and the form of related ADR. Directions on how to obtain copies of those documents are provided on pages available on the Oil Search website at www.oilsearch.com.

Dividends and Other Distributions

How will ADS holders receive dividends and other distributions on the Oil Search Shares?

The ADS Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. ADS holders will receive these distributions in proportion to the number of Oil Search Shares their Oil Search ADSs represent.

Cash: To the extent not paid in U.S. dollars, the ADS Depositary will convert any cash dividend or other cash distribution Oil Search pays on the Oil Search Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, under the ADS Agreement the ADS Depositary may distribute non-U.S. currency only to those ADS holders to whom it is possible to do so. The ADS Depositary must hold the non-U.S. currency it cannot convert for the account of the ADS holders who have not been paid. The ADS Depositary must not invest the non-U.S. currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Payment of Taxes”, below. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the ADS Depositary cannot convert the foreign currency, ADS holders may lose some of the value of the distribution.

Shares: The ADS Depositary may distribute additional Oil Search ADSs representing any Oil Search Shares that Oil Search distribute as a dividend or free distribution. The ADS Depositary will only distribute whole Oil Search ADSs. It will sell Oil Search Shares which would require it to deliver a fraction of an Oil Search ADS (or ADSs representing those Oil Search Shares) and distribute the net proceeds in the same way as it does with cash. If the ADS Depositary does not distribute additional Oil Search ADSs, the outstanding Oil Search ADSs will also represent the new Oil Search Shares. The ADS Depositary may sell a portion of the distributed Oil Search Shares (or ADSs representing those Oil Search Shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares: If Oil Search offers holders of Oil Search Shares any rights to subscribe for additional shares or any other rights, the ADS Depositary may after deduction or upon payment of its fees and expenses (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders. If the ADS Depositary does not do any of those things, it will allow the rights to lapse. In that case, ADS holders will receive no value for them. The ADS Depositary will exercise or distribute rights only if Oil Search asks it to and provides satisfactory assurances to the ADS Depositary that it is legal to do so. If the ADS Depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Oil Search Shares, new Oil Search ADSs representing the new Oil Search Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the ADS Depositary. U.S. securities laws may restrict the ability of the ADS Depositary to distribute rights or Oil Search ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions: The ADS Depositary will send to ADS holders anything else Oil Search distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the ADS Depositary may decide to (i) sell what Oil Search distributed and distribute the net proceeds, in the same way as it does with cash or (ii) hold what Oil Search distributed, in which case Oil Search ADSs will also represent the newly distributed property. However, the ADS Depositary is not required to distribute any securities (other than Oil Search ADSs) to ADS holders unless it receives satisfactory evidence from Oil Search that it is legal to make that distribution. The ADS Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the ADS Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. Oil Search has no obligation to register Oil Search ADSs, securities or other rights under the U.S. Securities Act. Oil Search also has no obligation to take any other action to permit the distribution of Oil Search ADSs, securities, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions Oil Search makes on Oil Search Shares or any value for them if it is illegal or impractical for Oil Search to make them available to ADS holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The ADS Depositary will deliver Oil Search ADSs if ADS holders or their brokers deposit Oil Search Shares or evidence of rights to receive Oil Search Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will register the appropriate number of Oil Search ADSs in the names the ADS holder requests and will deliver the Oil Search ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

ADS holders may surrender the Oil Search ADSs for the purpose of withdrawal at the ADS Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will deliver the Oil Search Shares and any other deposited securities underlying the Oil Search ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at the request, risk and expense of an ADS holder, the ADS Depositary will deliver the deposited securities at its office, if feasible. It is expected that delivery of Oil Search Shares will occur on the next business day following surrender of Oil Search ADSs and payment of any related fees, expenses, taxes and charges. The ADS Depositary may charge a ADS holder a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated Oil Search ADSs and uncertificated Oil Search ADSs?

ADS holders may surrender their ADR(s) evidencing their Oil Search ADSs to the ADS Depositary for the purpose of exchanging their ADR(s) for uncertificated Oil Search ADSs. The ADS Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated Oil Search ADSs. Upon receipt by the ADS Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated Oil Search ADSs for certificated Oil Search ADSs, the ADS Depositary will execute and deliver to the ADS holder an ADR evidencing those Oil Search ADSs.

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Voting Rights

How do you vote?

ADS holders may instruct the ADS Depositary how to vote the number of deposited shares their Oil Search ADSs represent. If Oil Search requests that the ADS Depositary solicit voting instructions from ADS holders (and Oil Search are not required to do so), the ADS Depositary will notify ADS holders of a shareholders’ meeting and send or make voting materials available to the ADS holders. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practical, subject to the laws of Papua New Guinea, to vote or to have its agents vote the Oil Search Shares or other deposited securities as instructed by ADS holders. If, at Oil Search’s request, the ADS Depositary solicits voting instructions from ADS holders and no instructions are received from an ADS holder by the date set by the ADS Depositary, the ADS Depositary will deem that ADS holder to have instructed the ADS Depositary to give a discretionary proxy to a person designated by Oil Search to vote their deposited securities with respect to that matter. No such discretionary proxy shall be given with respect to any matter as to which Oil Search informs the ADS Depositary that (i) Oil Search does not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Oil Search Shares. If Oil Search does not request that the ADS Depositary solicit voting instructions from ADS holders, ADS holders can still send voting instructions, and, in that case, the ADS Depositary may try to vote as instructed, but it is not required to do so.

Except by instructing the ADS Depositary as described above, ADS holders will not be able to exercise voting rights unless ADS holders surrender their Oil Search ADSs and withdraw the Oil Search Shares. However, ADS holders may not know about the meeting enough in advance to withdraw the Oil Search Shares. In any event, the ADS Depositary will not exercise any discretion in voting deposited securities.

Oil Search cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the ADS Depositary to vote their underlying Oil Search Shares. In addition, the ADS Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise voting rights and there may be nothing an ADS holder can do if its underlying Oil Search Shares are not voted as requested.

In order to give ADS holders a reasonable opportunity to instruct the ADS Depositary as to the exercise of voting rights relating to the Oil Search Shares or other deposited securities, if Oil Search requests the ADS Depositary to act, Oil Search will give the ADS Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Oil Search Shares or ADS holders must pay		For

$5.00 (or less) per 100 Oil Search ADSs (or portion of 100 Oil Search ADSs)	—

Issuance of Oil Search ADSs, including issuances resulting from a distribution of Oil Search Shares or rights or other property (note: as discussed below, the issuance fee with respect to ADSs issued as a portion of the Share Consideration will be paid by Oil Search)

	—	Cancellation of Oil Search ADSs for the purpose of withdrawal, including if the ADS Agreement terminates

$.05 (or less) per Oil Search ADS	—	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Oil Search Shares and the Oil Search Shares had been deposited for issuance of Oil Search ADSs	—	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to ADS holders

$.05 (or less) per Oil Search ADS per calendar year	—	Depositary services

Registration or transfer fees	—	Transfer and registration of shares on our share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares

Expenses of the ADS Depositary	—	Cable, telex and facsimile transmissions (when expressly provided in the ADS Agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any Oil Search ADSs or Oil Search Shares underlying Oil Search ADSs, such as stock transfer taxes, stamp duty or withholding taxes	—	As necessary

Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	—	As necessary

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Other than any issuance fee with respect to ADSs issued as a portion of the Share Consideration, which will be paid by Oil Search, the ADS Depositary collects its fees for delivery and surrender of Oil Search ADSs directly from investors depositing Oil Search Shares or surrendering Oil Search ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the ADS Depositary may make payments to Oil Search to reimburse Oil Search for costs and expenses generally arising out of establishment and maintenance of the Oil Search ADS program, waive fees and expenses for services provided to Oil Search by the ADS Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the ADS Agreement, the ADS Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the ADS Depositary and that may earn or share fees, spreads or commissions.

The ADS Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the ADS Agreement and the rate that the ADS Depositary or its affiliate receives when buying or selling foreign currency for its own account. The ADS Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the ADS Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the ADS Depositary’s obligations under the ADS Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

The ADS holder will be responsible for any taxes or other governmental charges payable on its Oil Search ADSs or on the deposited securities represented by any of its Oil Search ADSs. The ADS Depositary may refuse to register any transfer of Oil Search ADSs or allow the withdrawal of the deposited securities represented by Oil Search ADSs until those taxes or other charges are paid. It may apply payments owed to an ADS holder or sell deposited securities represented by an ADS holders’ Oil Search ADSs to pay any taxes owed and the ADS holder will remain liable for any deficiency. If the ADS Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

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Tender and Exchange Offers; Redemption, Replacement or Cancellation

The ADS Depositary will not tender deposited securities (including Oil Search Shares) in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the ADS Depositary may reasonably establish.

If deposited securities (including Oil Search Shares) are redeemed for cash in a transaction that is mandatory for the ADS Depositary as a holder of deposited securities, the ADS Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities (including Oil Search Shares) such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of such deposited securities in which the ADS Depositary receives new securities in exchange for or in lieu of the old deposited securities, the ADS Depositary will hold those replacement securities as deposited securities under the ADS Agreement. However, if in the reasonable opinion of the ADS Depositary it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the ADS Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the Oil Search ADSs.

If there is a replacement of the deposited securities (including Oil Search Shares) and the ADS Depositary will continue to hold the replacement securities, the ADS Depositary may distribute new ADSs of Oil Search representing the new deposited securities or ask ADS holders to surrender their outstanding ADRs evidencing their Oil Search ADSs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying Oil Search ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying Oil Search ADSs have become apparently worthless, the ADS Depositary may call for surrender or of those Oil Search ADSs or cancel those Oil Search ADSs upon notice to the ADS holders.

Amendment and Termination

How may the ADS Agreement be amended?

Oil Search may agree with the ADS Depositary to amend the ADS Agreement and the Oil Search ADRs without the consent of ADS holders for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the ADS Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the ADS Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, the ADS holders are considered, by continuing to hold the Oil Search ADSs, to agree to the amendment and to be bound by the ADRs and the ADS Agreement as amended.

How may the ADS Agreement be terminated?

The ADS Depositary will initiate termination of the ADS Agreement if Oil Search instructs it to do so. The ADS Depositary may initiate termination of the ADS Agreement if

(a)	60 days have passed since the ADS Depositary told Oil Search it wants to resign but a successor ADS Depositary has not been appointed and accepted its appointment;

(b)	Oil Search delists the Oil Search Shares from an exchange on which they were listed and the Company has not listed or applied to list the Oil Search Shares on any other exchange;

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(c)	Oil Search enters insolvency proceedings or is unable or admits inability to pay its debts as they come due in the ordinary course of business;

(d)	all or substantially all the value of the deposited securities (including Oil Search Shares) has been distributed either in cash or in the form of securities;

(e)	there are no deposited securities (including Oil Search Shares) underlying the Oil Search ADSs or the underlying deposited securities have become apparently worthless; or

(f)	there has been a replacement of deposited securities (including Oil Search Shares).

The ADS Depositary must notify ADS holders at least 90 days before the termination date. At any time after the termination date, the ADS Depositary may sell the deposited securities (including Oil Search Shares). After that, the ADS Depositary will hold the money it received on the sale, as well as any other cash it is holding under the ADS Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their Oil Search ADSs. Normally, the ADS Depositary will sell as soon as practicable after the termination date.

After the termination date and before the ADS Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities (including Oil Search Shares), except that the ADS Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities (including Oil Search Shares) if it would interfere with the selling process. The ADS Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities (including Oil Search Shares) have been sold. The ADS Depositary will continue to collect distributions on deposited securities(including Oil Search Shares), but, after the termination date, the ADS Depositary is not required to register any transfer of Oil Search ADSs or distribute any dividends or other distributions on deposited securities (including Oil Search Shares) to the ADSs holder (until they surrender their Oil Search ADSs) or give any notices or perform any other duties under the ADS Agreement except as described in this paragraph.

Limitations on Obligations and Liability

The ADS Agreement expressly limits the obligations of each of Oil Search and the ADS Depositary. It also limits the liability of each of Oil Search and the ADS Depositary. Oil Search and the ADS Depositary:

(a)	are only obligated to take the actions specifically set forth in the ADS Agreement without negligence or bad faith;

(b)	are not liable if Oil Search or the ADS Depositary is prevented or delayed by law or circumstances beyond their respective control from performing their respective obligations under the ADS Agreement;

(c)	are not liable if either of them exercises discretion permitted under the ADS Agreement;

(d)

are not liable for the inability of any holder of Oil Search ADSs to benefit from any distribution on deposited securities (including Oil Search Shares) that is not made available to holders of Oil Search ADSs under the terms of the ADS Agreement, or for any special, consequential or punitive damages for any breach of the terms of the ADS Agreement;

(e)	have no obligation to become involved in a lawsuit or other proceeding related to the Oil Search ADSs or the ADS Agreement on behalf of a ADS holders or on behalf of any other person;

(f)	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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(g)	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper person.

Under the ADS Agreement, Oil Search and the ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the ADS Depositary will deliver or register a transfer of Oil Search ADSs, make a distribution on Oil Search ADSs, or permit withdrawal of Oil Search Shares, the ADS Depositary may require:

(a)

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Oil Search Shares or other deposited securities;

(b)	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

(c)	compliance with regulations consistent with the ADS Agreement, including as to presentation of transfer documents.

The ADS Depositary may refuse to deliver Oil Search ADSs or register transfers of Oil Search ADSs when the transfer books of the ADS Depositary or Oil Search’s transfer books are closed or at any time if the ADS Depositary or Oil Search think it advisable to do so.

The Right to Receive the Oil Search Shares Underlying the Oil Search ADSs

An ADS holder has the right to cancel his, her or its Oil Search ADSs and withdraw the underlying Oil Search Shares at any time except:

(a)

when temporary delays arise because: (i) the ADS Depositary or Oil Search has closed their respective transfer books or; (ii) the transfer of Oil Search Shares is blocked to permit voting at a shareholders’ meeting; or (iii) Oil Search is paying a dividend on the Oil Search Shares;

(b)	when the ADS holder owes money to pay fees, taxes and similar charges; or

(c)

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Oil Search ADSs or to the withdrawal of Oil Search Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the ADS Agreement.

Pre-release of Oil Search ADSs

The ADS Agreement permits the ADS Depositary to deliver Oil Search ADSs before deposit of the underlying Oil Search Shares. This is called a pre-release of the Oil Search ADSs. The ADS Depositary may also deliver Oil Search Shares upon cancellation of pre-released Oil Search ADSs (even if the Oil Search ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Oil Search Shares are delivered to the ADS Depositary. The ADS Depositary may receive Oil Search ADSs instead of Oil Search Shares to close out a pre-release. The ADS Depositary may pre-release Oil Search ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the ADS Depositary in writing that it or its customer owns the Oil Search Shares or Oil Search ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the ADS Depositary considers appropriate; and (3) the ADS Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the ADS Depositary will limit the number of Oil Search ADSs that may be outstanding at any time as a result of pre-release, although the ADS Depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

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Direct Registration System

Under the ADS Agreement, all parties acknowledge that the Direct Registration System, or “DRS”, system administered by DTC, and Profile Modification System, or “Profile”, a feature of DRS, will apply to the Oil Search ADSs. DRS facilitates interchange between registered holding of uncertificated Oil Search ADSs and holding of security entitlements in Oil Search ADSs through DTC and a DTC participant. Profile allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated Oil Search ADSs, to direct the ADS Depositary to register a transfer of those Oil Search ADSs to DTC or its nominee and to deliver those Oil Search ADSs to the DTC account of that DTC participant without receipt by the ADS Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the ADS Agreement understand that the ADS Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the ADS Agreement, the parties agree that the ADS Depositary’s reliance on and compliance with instructions received by the ADS Depositary through the DRS/Profile system and in accordance with the ADS Agreement will not constitute negligence or bad faith on the part of the ADS Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The ADS Depositary will make available for inspection by ADS holders at its office all communications received from Oil Search as a holder of deposited securities (including Oil Search Shares) that Oil Search makes generally available to holders of deposited securities (including Oil Search Shares). The ADS Depositary will send the ADS holders copies of those communications or otherwise make those communications available to the ADS holders if Oil Search asks it to. ADS holders have a right to inspect the register of holders of Oil Search ADSs, but not for the purpose of contacting those holders about a matter unrelated to Oil Search’s business or the Oil Search ADSs.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences relating to the disposition of Common Shares pursuant to the Arrangement, and the receipt, holding and disposition of Oil Search Shares, CVRs and, if applicable, Oil Search ADSs received pursuant to the Arrangement under the ITA that generally apply to beneficial owners of Common Shares, Oil Search Shares, CVRs and Oil Search ADSs , as applicable, who, for purposes of the ITA, and at all relevant times, hold their Common Shares, and will hold any Oil Search Shares received pursuant to the Arrangement, as capital property and deal at arm’s length with, and are not affiliated with, InterOil, Oil Search or any of their affiliates (including Oil Search (Yukon) Limited or any AcquisitionCo pursuant to the Arrangement Agreement). Persons meeting such requirements are referred to as a “Holder” or as “Holders” herein, and this summary is only for Holders.

This summary does not apply to a Holder: (i) with respect to which Oil Search is or will be a “foreign affiliate” within the meaning of the ITA, (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the ITA, (iii) an interest in which is a “tax shelter investment” as defined in the ITA, (iv) that is a “specified financial institution” as defined in the ITA, (v) that has made or will make a “functional currency” election under Section 261 of the ITA, (vi) who received Common Shares upon exercise of a stock option or otherwise in connection with employment, or (vii) who has entered into or will enter into, with respect to their Common Shares, Oil Search Shares or CVRs, a “derivative forward agreement” as that term is defined in the ITA. Any such Holder should consult its own tax advisor with respect to the disposition of Common Shares pursuant to the Arrangement and the receipt, holding and disposition of Oil Search Shares, CVRs and Oil Search ADSs received pursuant to the Arrangement.

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Common Shares and Oil Search Shares will generally be considered to be capital property of a Holder for purposes of the ITA unless such Common Shares or Oil Search Shares are held in the course of carrying on a business, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. It is not clear whether the CVRs will be capital property to any Holder for the purposes of the ITA. Certain Canadian Holders (as defined below) whose Common Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make, or may already have made, an irrevocable election in accordance with subsection 39(4) of the ITA to have their Common Shares, and every “Canadian security” (as defined in the ITA) owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. The Oil Search Shares are not “Canadian securities” for this purpose. Any Canadian Holder contemplating making a subsection 39(4) election should consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

This summary is based on the facts set out in this document, the current provisions of the ITA in force on the date hereof and counsel’s understanding of the published administrative policies and assessing practices of the CRA publicly available prior to the date of this document. This summary takes into account all proposed amendments to the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to the disposition of Common Shares pursuant to the Arrangement and the receipt, holding and disposition of Oil Search Shares, Oil Search ADSs and CVRs received pursuant to the Arrangement. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. Holders should consult their own tax advisors having regard to their own circumstances.

In general, for the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Common Shares, Oil Search Shares, Oil Search ADSs or CVRs (including, without limitation, dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arise, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following section of the summary applies to a Holder that, for purposes of the ITA and any applicable income tax treaty, is, or is deemed to be, a resident of Canada at all relevant times (a “Canadian Holder”). This summary assumes that no Canadian Holders elect to receive Oil Search ADSs pursuant to the Arrangement. Any Canadian Holder that elects to receive Oil Search ADSs is urged to consult their own tax advisors regarding the consequences to them of the receipt, holding and disposition of Oil Search ADSs.

Disposition of Common Shares

A Canadian Holder that disposes of Common Shares pursuant to the Arrangement will realize a capital gain (or capital loss) to the extent that the proceeds received for the Canadian Holder’s Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Common Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” below.

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For this purpose, a Canadian Holder’s proceeds of disposition should be equal to the amount of cash and/or the fair market value of the Oil Search Shares at the time of the disposition received by the Canadian Holder plus, subject to the discussion below, the fair market value of the CVRs received by such Canadian Holder at the time of the disposition.

Dividends on Oil Search Shares

A Canadian Holder will be required to include in computing such holder’s income for a taxation year the amount of dividends, if any, received or deemed to be received on Oil Search Shares in the year. Dividends received on Oil Search Shares by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the ITA normally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

A Canadian Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the ITA), including any dividends received or deemed to be received on Oil Search Shares.

Any foreign withholding tax on such dividends may entitle a Canadian Holder to claim a foreign tax credit or deduction in respect of such foreign withholding tax to the extent and under the circumstances provided in the ITA.

Disposition of Oil Search Shares

A disposition or deemed disposition of Oil Search Shares by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the aggregate proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the aggregate adjusted cost base to the Canadian Holder of such Oil Search Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations -Taxation of Capital Gains and Capital Losses” below.

The cost to a Canadian Holder of the Oil Search Shares received pursuant to the Arrangement generally will be equal to the fair market value of the consideration for which such shares were exchanged at the time of such exchange. For the purposes of determining the adjusted cost base at any time to a Canadian Holder of Oil Search Shares acquired under the Arrangement, the adjusted cost base of such Oil Search Shares will generally be determined by averaging the cost of such Oil Search Shares with the adjusted cost base of all other Oil Search Shares held by the Canadian Holder as capital property at that time.

Receipt, Holding and Disposition of CVRs

The characterization of the CVRs for Canadian federal income tax purposes is unclear, and therefore the description below of the consequences under the ITA of the receipt, holding and disposition of the CVRs is not free from doubt.

The CVRs should be considered to be additional proceeds received on the disposition of Common Shares in an amount equal to the fair market value of the CVRs at the time of the disposition. The cost to a Canadian Holder of the CVRs should generally be equal to the fair market value of the consideration for which the CVRs were exchanged at the time of the exchange.

The CVRs are legally described as notes and constitute unsecured obligations of Oil Search. If the CVRs are considered to be a debt obligation for the purposes of the ITA (notwithstanding that the amount ultimately payable under the CVRs is uncertain and unlimited), a Canadian Holder may be required to accrue as income the maximum amount payable under the CVRs held by them (generally in excess of the amount for which the CVRs were issued), in the taxation year of the receipt of the CVRs, in the period during which the CVRs are held, or on a disposition of the CVRs (including in connection with the receipt of a Redemption Amount).

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In general, a Canadian Holder that receives a payment of the Redemption Amount pursuant to the terms of the CVR Agreement or otherwise disposes of a CVR will realize income (or loss) or a gain (or loss), to the extent that their proceeds exceed (or are less than) the cost of the CVR to the Canadian Holder immediately before the time of disposition. The character of any such amount as being ordinary income (or loss) or a capital gain (or capital loss) is uncertain. The amount of income or gain realized by a Canadian Holder on a disposition of a CVR should reflect any amount previously included in income by the Canadian Holder in respect of the CVR.

In light of the uncertainty regarding the characterization of the CVRs for Canadian federal income tax purposes and the consequences of the receipt, holding and disposition of CVRs, Canadian Holders are urged to consult their own tax advisors regarding the consequences to them of the receipt, holding and disposition of CVRs.

Taxation of Capital Gains and Capital Losses

Generally one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder will be included in the Canadian Holder’s income for the year of disposition. One-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted by the holder against taxable capital gains in that year (subject to and in accordance with the rules in the ITA). Any excess of allowable capital losses over taxable capital gains of the Canadian Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the ITA.

Capital gains realized by a Canadian Holder who is an individual, including certain trusts, may give rise to alternative minimum tax under the ITA.

A Canadian Holder that is throughout the relevant year a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the ITA), including any taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends received or deemed to have been received by it on the shares to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where Common Shares are owned by a partnership or trust of which a corporation, partnership or trust is a beneficiary or a member. Canadian Holders to which these rules may be relevant should consult their own tax advisors.

Offshore Investment Fund Property

The ITA contains rules which, in certain circumstances, may require a Canadian Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Oil Search Shares and, if applicable, CVRs if (1) the value of such shares or, if applicable, the CVRs may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the ITA and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Canadian Holder acquiring or holding the Oil Search Shares and, if applicable, CVRs, was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the ITA if the income, profits and gains had been earned directly by the Canadian Holder.

These rules are complex and their application and consequences depend, to a large extent, on the reasons for a Canadian Holder acquiring or holding Oil Search Shares or, if applicable, CVRs.

Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances, including the potential application of the rules to the CVRs having regard to their uncertain characterization for Canadian federal income tax purposes.

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Foreign Property Information Reporting

A Canadian Holder which is a “specified Canadian entity” for a taxation year or a fiscal period the total cost amount to which Canadian Holder of “specified foreign property” (as such terms are defined in the ITA), including Oil Search Shares and, if applicable, CVRs, at any time in the year or fiscal period exceeds CAD$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Substantial penalties may apply where a Canadian Holder fails to file the required information return in respect of its specified foreign property. Canadian Holders are urged to consult their own tax advisors regarding any such filing obligation in their particular circumstances.

Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances, including the potential application of the rules to the CVRs having regard to their uncertain characterization for Canadian federal income tax purposes.

Dissenting Canadian Holders

For Canadian federal income tax purposes, Canadian Holders that receive payment for their Common Shares pursuant to the exercise of Dissent Rights will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received by the dissenting Canadian Holder (less any interest awarded by a court). As a result, such dissenting Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate proceeds of disposition received exceed (or are less than) the aggregate of (i) the adjusted cost base to the dissenting Canadian Holder of the shares of Common Shares immediately before such disposition; and (ii) any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations -Taxation of Capital Gains and Capital Losses” above.

Interest awarded to a dissenting Canadian Holder by the Court will be included in the dissenting Canadian Holder’s income for the purposes of the ITA.

In addition, a dissenting Canadian Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the ITA), including interest income.

A Canadian Holder that exercises Dissent Rights but that is not ultimately determined to be entitled to be paid fair value for the Common Shares held by such Canadian Holder will be deemed to have participated in the Arrangement. In such an event, the income tax consequences as discussed above under the heading “Disposition of Common Shares” will generally apply.

Eligibility for Investment by Registered Plans

Based on the current provisions of the ITA in force on the date hereof, Oil Search Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”), each as defined in the ITA (collectively, “Registered Plans”) provided that the Oil Search Shares are listed on a designated stock exchange for purposes of the ITA (which currently includes the Australian Securities Exchange) at the particular time.

The characterization of the CVRs for this purpose is uncertain. The CVRs may be a qualified investment for Registered Plans provided that the CVRs are listed on a designated stock exchange for the purposes of the ITA (which currently includes the Australian Securities Exchange at the particular time. Furthermore, if the CVRs are considered to be a debt obligation issued by Oil Search for the purposes of the ITA, the CVRs should be considered to be a qualified investment for Registered Plans (except a deferred profit sharing plan to which Oil Search, or an employer that does not deal at arm’s length with Oil Search for the purposes of the ITA, has made a contribution) provided that the Oil Search Shares are listed on a designated stock exchange for purposes of the ITA (which currently includes the Australian Securities Exchange) at the particular time. If the CVRs are not a qualified investment for the purposes of the ITA and a trust governed by a Registered Plan acquires a CVR, holders or annuitants of the Registered Plan, and/or the trust governed by the Registered Plan, may be subject to substantial penalty taxes, the trust governed by the Registered Plan may become taxable on its income earned in respect of the CVR, and, in the case of a registered education savings plan, it may have its status revoked, depending on the particular circumstances.

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Notwithstanding that the Oil Search Shares and CVRs may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of an RRSP or a RRIF, as the case may be (each a “Plan Holder”), will be subject to a penalty tax if such Oil Search Shares or CVRs are a “prohibited investment” for the TFSA, RRSP or RRIF. Oil Search Shares and CVRs (if they are considered to be debt of Oil Search for the purposes of the ITA) will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with Oil Search for purposes of the ITA or has a “significant interest” (as defined in the ITA) in Oil Search. Plan Holders are advised to consult their own tax advisors with respect to whether Oil Search Shares or CVRs are “prohibited investments” in their particular circumstances and the tax consequences of Oil Search Shares or CVRs being acquired or held by trusts governed by a Registered Plan in respect of which they are a holder or an annuitant.

Holders Not Resident in Canada

The following section of the summary applies to a Holder that, (i) for the purposes of the ITA and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada, (ii) does not, and is not deemed to, use or hold Common Shares, or Oil Search Shares, Oil Search ADSs or CVRs received pursuant to the Arrangement, in or in the course of carrying on a business in Canada, and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Canadian Holder”). This summary assumes that neither the issuance by Oil Search of the CVRs nor any payment made by Oil Search under the CVRs is, or will at any time in the future, be deductible to Oil Search in computing its taxable income earned in Canada for the purposes of the ITA.

Disposition of Common Shares

A Non-Canadian Holder that disposes Common Shares pursuant to the Arrangement or that receives payment for their Common Shares pursuant to the exercise of Dissent Rights will not be subject to tax under the ITA on the disposition of the Common Shares, provided that the Common Shares are not “taxable Canadian property” to the Non-Canadian Holder for the purposes of the ITA at the time of disposition.

Provided that the Common Shares are listed on a designated stock exchange (which currently includes the NYSE) at a particular time, such shares will not constitute taxable Canadian property to a Non-Canadian Holder at such time unless, at any time during the sixty-month period that ends at that time: (a) (i) the Non-Canadian Holder, (ii) persons with whom the Non-Canadian Holder does not deal at arm’s length, (iii) partnerships in which the Non-Canadian Holder or any person described in (ii) holds an interest directly or indirectly through one or more partnerships, or (iv) the Non-Canadian Holder together with all persons described in (ii) and (iii), owned 25% or more of any class or series of shares of the capital stock of InterOil; and (b) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the ITA); (iii) “timber resource properties” (as defined in the ITA); or (iv) options or interests in respect of property described in (i), (ii) and (iii), whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the ITA, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

A dissenting Non-Canadian Holder will not be subject to Canadian withholding tax on any amount of interest that is awarded by the Court.

Disposition of Oil Search Shares or Oil Search ADSs

A disposition or deemed disposition of Oil Search Shares or Oil Search ADSs by a Non-Canadian Holder will not be subject to tax under the ITA unless (i) the Oil Search Shares or Oil Search ADSs, as the case may be, are, or are deemed to be, “taxable Canadian property” (within the meaning of the ITA) of the Non-Canadian Holder at the time of the disposition or deemed disposition, and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the Non-Canadian Holder’s country of residence. In the event that the Oil Search Shares or Oil Search ADSs, as the case may be, are, or are deemed to be, “taxable Canadian property” of a Non-Canadian Holder and the capital gain realized upon a disposition of such shares or ADSs is not exempt from tax under the ITA by virtue of an applicable income tax convention, the tax consequences as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply to the extent and under the circumstances in the ITA.

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Holding and Disposition of CVRs

A Non-Resident Holder should not be taxable under the ITA on holding or disposition of a CVR.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of (i) the Arrangement and (ii) the ownership and disposition of Oil Search Securities and/or CVRs received pursuant to the Arrangement. This summary is based on provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the IRS and all other applicable authorities, all as in effect as of the date of this Information Circular and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to U.S. holders who hold their Common Shares and, following the Arrangement, will own their Oil Search Securities and/or CVRs received pursuant to the Arrangement, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of such holder’s particular circumstances or that may be applicable to U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, partnerships or other flow-through entities and their partners or members, tax-exempt organizations, holders that exercise Dissent Rights, holders that elect to receive Cash Consideration in a currency other than U.S. dollars, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, holders who hold their Common Shares, or will hold, following the Arrangement, their Oil Search Securities, as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders who acquired their Common Shares through the exercise of employee stock options or other compensation arrangements and holders who own or have owned, actually or constructively, 10% or more of the voting shares of InterOil or will own, actually or constructively, following the Arrangement, 10% or more of the voting shares of Oil Search). Further, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or non-U.S. tax consequences, nor does it address any U.S. federal tax consequences other than those pertaining to the income tax.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Common Shares or, following the consummation of the Arrangement, Oil Search Securities and/or CVRs, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. U.S. holders who are partners in a partnership holding Common Shares or, following the consummation of the Arrangement, Oil Search Securities and/or CVRs should consult their own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A U.S. holder that holds Oil Search ADSs generally will be treated as the holder of the underlying Oil Search Shares represented by those ADSs for U.S. federal income tax purposes. The U.S. Treasury Department has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of any non-U.S. withholding taxes described below could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

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Neither Oil Search nor InterOil has requested a ruling from the IRS regarding the U.S. federal income tax consequences of the Arrangement or any other related matter and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND OF THE OWNERSHIP AND DISPOSITION OF OIL SEARCH SECURITIES AND/OR CVRS RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Common Shares and, following the consummation of the Arrangement, Oil Search Securities and/or CVRs, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Federal Income Tax Consequences of the Arrangement

The receipt of the Share Consideration and/or the Cash Consideration in exchange for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that exchanges its Common Shares for (1) cash and CVRs, (2) Oil Search Securities and CVRs or (3) a combination of Oil Search Securities, cash and CVRs, in each case, will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash and the fair market value of the CVRs and any Oil Search Securities received pursuant to the Arrangement and (ii) such U.S. holder’s adjusted tax basis in the Common Shares exchanged therefor. Gain or loss must be calculated separately for each block of Common Shares exchanged by such U.S. holder if such blocks were acquired at different times or different prices. Any gain or loss so recognized generally will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Common Shares exceeds one year as of the Effective Date. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates.

A U.S. holder’s tax basis in any CVR and/or Oil Search Security received in the Arrangement will equal the fair market value of such CVR and/or Oil Search Security as of the Effective Date, and the holding period of such CVR and/or Oil Search Security will begin on the date after the Effective Date. The installment method of reporting any gain attributable to receipt of a CVR will not be available because Common Shares are traded on an established securities market.

Passive Foreign Investment Company Status

If InterOil were characterized as a PFIC, such characterization could result in adverse tax consequences to U.S. holders, and U.S. federal income tax consequences different from those described above may apply. These consequences may include having gains realized on the disposition of Common Shares treated as ordinary income and being subject to punitive interest charges on such gains. A non-U.S. corporation will be classified as a “passive foreign investment company” (or a PFIC) if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” InterOil has not made a determination of whether it is or ever has been a PFIC. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Common Shares pursuant to the Arrangement.

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U.S. Federal Income Tax Consequences of the Ownership and Disposition of Oil Search Securities and/or CVRs Received Pursuant to the Arrangement

The following is a discussion of certain U.S. federal income tax consequences of the ownership and disposition of Oil Search Securities and/or CVRs received by U.S. holders of Common Shares pursuant to the Arrangement.

Ownership and Disposition of Oil Search Securities

Distributions on Oil Search Securities

Subject to the discussion below under ‘‘Passive Foreign Investment Company Status,’’ the gross amount of any distribution on Oil Search Securities that is made out of Oil Search’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received by the U.S. holder, in the case of Oil Search Shares, or by the ADS Depositary, in the case of Oil Search ADSs. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

Distributions in excess of Oil Search’s current and accumulated earnings and profits for a taxable year will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Oil Search Securities, and thereafter as capital gain recognized on a sale or exchange, as described below under “Certain U.S. Federal Income Tax Considerations – Sale, Exchange, Redemption or Other Taxable Disposition of Oil Search Securities”. However, Oil Search does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by Oil Search with respect to its Oil Search Securities will be reported as ordinary dividend income.

Subject to certain conditions and limitations, non-U.S. withholding taxes, if any, on dividends paid by Oil Search may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Oil Search Securities will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability and computation of the U.S. foreign tax credit in their particular circumstances.

Dividends paid in non-U.S. currency generally will be included in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the U.S. holder, in the case of Oil Search Shares, or by the ADS Depositary, in the case of Oil Search ADSs, regardless of whether the payment is in fact converted into U.S. dollars. Generally, a U.S. holder should not recognize any foreign currency gain or loss if such dividend is converted into U.S. dollars on the date of receipt by the U.S. holder, in the case of Oil Search Shares, or by the depositary, in the case of Oil Search ADSs. However, any gain or loss resulting from currency exchange fluctuations during the period from the date on which the U.S. holder includes the dividend in income to the date such U.S. holder or the depositary, as applicable, actually converts the payment into U.S. dollars will be treated as ordinary income or loss.

Sale, Exchange, Redemption or Other Taxable Disposition of Oil Search Securities

Subject to the discussion below under ‘‘Passive Foreign Investment Company Status,’’ a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Oil Search Securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of Oil Search Securities generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such Securities exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Oil Search Securities generally will be treated as U.S.-source gain or loss.

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Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if Oil Search were treated as a PFIC for any taxable year during which such U.S. holder holds Oil Search Securities. A non-U.S. corporation will be classified as a “passive foreign investment company” (“PFIC”) if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” Oil Search has not made a determination of whether it is or ever has been a PFIC. If Oil Search were to be treated as a PFIC, unless a U.S. holder elected to be taxed annually on a mark-to-market basis with respect to its Oil Search Securities, gains realized on the disposition of Oil Search Securities may be treated as ordinary income, and such gains and certain distributions may be subject to a punitive interest charge. U.S. holders should consult their tax own advisors regarding the application of the PFIC rules to their investment in Oil Search Securities.

Ownership and Disposition of CVRs

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, it is possible that payment of any Redemption Payment, up to the amount of the U.S. holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR, or possibly another method of basis recovery may apply. Further, it is not clear whether any Redemption Payment may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. A U.S. holder who does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR until such holder receives a Redemption Payment or the right to receive such payment terminates.

Although not entirely clear, any Redemption Payment received more than six months following the consummation of the Arrangement, may constitute imputed interest taxable as ordinary income under Section 483 of the Code. The portion of any Redemption Payment treated as imputed interest under Section 483 of the Code generally should equal the excess of the amount of the Redemption Payment over the present value of such amount as of the consummation of the Arrangement, calculated using the applicable federal rate as the discount rate. A U.S. holder of a CVR must include in its taxable income interest imputed pursuant to Section 483 of the Code using such U.S. holder’s regular method of accounting.

Upon a sale or other disposition of a CVR, a U.S. holder generally should recognize capital gain or loss equal to the difference between (1) the sum of the amount of any cash and the fair market value of any property received upon such sale or exchange (less any imputed interest, as described below) and (2) the U.S. holder’s adjusted tax basis in the CVR. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the CVR for more than one year. Although not entirely clear, it is possible that a portion of the amount received by a U.S. holder upon the sale or other disposition of a CVR may be treated as imputed interest income, determined under the method described above.

The U.S. federal income tax treatment of the CVRs is not certain. Neither InterOil nor Oil Search intends to seek a ruling from the IRS regarding the tax treatment of the CVRs and it is possible that the IRS might successfully assert that any Redemption Payment, or sales or other dispositions of, the CVRs should be treated differently than described above. If the IRS were to successfully assert a contrary position, the amount, timing and character of income, gain or loss realized with respect to the CVRs may be materially different than described above. U.S. holders should consult their own tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of any Redemption Payment, and sales or other dispositions of, the CVRs.

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Information Reporting and Backup Withholding

In general, information reporting may apply to cash received by U.S. holders of Common Shares pursuant to the Arrangement, dividends received by U.S. holders of Oil Search Securities, payments received on the CVRs, and proceeds from the disposition of Oil Search Securities and/or CVRs effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients. Backup withholding (currently, at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number and other required information (generally, on IRS Form W-9 provided to the solicitation agent or the U.S. holder’s broker) or fails to establish that such U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided such holder timely furnishes the required information to the IRS.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable U.S. dollar threshold are required to report information to the IRS relating to their Oil Search Securities and/or CVRs, subject to certain exceptions (including an exception for Oil Search Securities and/or CVRs held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Oil Search Shares and/or CVRs. Such U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Oil Search Securities and/or CVRs.

This summary of the material U.S. federal income tax consequences of the Arrangement and of the ownership and disposition of Oil Search Securities and/or CVRs is for general information only and is not tax advice. U.S. holders should consult their own tax advisors as to the specific tax consequences to them of the Arrangement and of owning and disposing of Oil Search Securities and/or CVRs in light of their particular circumstances, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws.

CERTAIN AUSTRALIAN, HONG KONG AND SINGAPOREAN INCOME TAX CONSIDERATIONS

This summary is confined to the income tax implications that may arise for Shareholders that reside, for income tax purposes, in Australia, Hong Kong or Singapore. The category of Shareholders considered within these comments is limited to individuals that hold their shares on capital account.

This summary does not consider the tax consequences for Shareholders who are exempt from Australian, Hong Kong or Singaporean tax or who (in relation to Australia) are subject to Division 230 of the ITAA1997 (the Taxation of Financial Arrangements or “TOFA” regime).

This summary is limited to the tax laws and practices in place at the time of writing. These tax laws and practices or their interpretation may change. The actual tax implications will be dependent on each Shareholder’s specific circumstances.

This summary is necessarily general in nature and is not intended to be an authoritative or complete statement of the applicable law. We would strongly recommend that Shareholders obtain, and rely upon, their own independent taxation advice about the consequences of the proposed Arrangement having regard to their own specific circumstances.

Australian Tax Implications

Overview

The tax implications for Australian tax resident Shareholders (“AUS Participants”) are outlined below. The tax implications will be dependent on the whether an AUS Participant elects to receive cash, or scrip consideration in the form of Oil Search Shares. Under both consideration options, AUS Participants will receive a CVR per each Common Share. There may also be tax implications for AUS Participants arising from foreign exchange consequences associated with the Arrangement. Each of these aspects is considered in further detail below.

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Disposal of Common Shares

For AUS Participants who elect to receive Cash Consideration, their tax implications will be worked out as described in the section “CGT Implications on Disposal of Common Shares”. For AUS Participants who elect to receive Share Consideration, they may be able to defer the making of a capital gain to some extent subject to the availability of scrip for scrip roll-over relief as outlined in the section “Scrip for Scrip Roll-Over Relief”.

1.	CGT Implications on Disposal of Common Shares

If the Arrangement is approved, AUS Participants will dispose of their Common Shares as a result of the implementation of the Arrangement. The disposal will be a CGT event. The CGT event will happen on the Effective Date.

As a general rule, a capital gain or capital loss will be realised upon the disposal. Further details are set out below regarding the availability of scrip for scrip roll-over relief on the exchange of Common Shares for Oil Search Shares (applicable if a capital gain would otherwise arise). If applicable, this scrip for scrip roll-over relief may defer a portion of the capital gain.

An AUS Prticipant will make a capital gain on the disposal of their InterOil shares if the capital proceeds received exceed the cost base of their InterOil Shares. The capital proceeds and cost base (respectively) must be determined in Australian dollars.

The CGT discount may be applied against the net capital gain where the Common Shares have been held for more than 12 months and certain other requirements have been met. Where the CGT discount applies, any net capital gain arising to the individual may be reduced by one half after offsetting current year or prior year capital losses.

A capital loss will be realised where the reduced cost base of the Common Share exceeds the capital proceeds from disposal. Capital losses may only be offset against capital gains realised by the investor in the same income year or future income years. Capital losses cannot be offset against assessable income.

The capital proceeds received by an AUS Participant will be equal to the cash received or the market value of the Oil Search Shares received on the Effective Date plus the market value of the CVR on the Effective Date. The market value of both the Oil Search Shares and CVR should be determined in accordance with publicly available Australian Taxation Office guidance. That guidance indicates that the VWAP of the Oil Search Shares and CVR on the Effective Date should be used as the method to determine their market value.

The cost base (or reduced cost base) of the Common Shares should be the original amount paid to acquire the Common Shares plus any incidental costs in acquiring the shares.

2.	Scrip for Scrip Roll-Over Relief

Broadly, scrip for scrip roll-over relief may be available to defer a capital gain made by a taxpayer, if under an arrangement, a taxpayer exchanges a share in a company for a share in another company and certain conditions are met. This is only applicable to the extent that the AUS Participant elects Share Consideration rather than Cash Consideration, and does not cover any gain attributable to the value of the CVR.

Scrip for scrip roll-over relief will only be available where an AUS Participant would have otherwise made a capital gain and the AUS Participant elects to apply the relief. The election to utilise scrip for scrip roll-over relief is evidenced by the manner in which the tax return for the relevant income year is prepared.

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AUS Participants who choose to exchange their Common Shares for Oil Search Shares will only be able to access scrip for scrip roll-over relief in respect of the capital gain related to the “eligible proceeds” they receive. “Eligible proceeds” should be the market value of the Oil Search Shares received by AUS Participant. The CVR received as consideration is “ineligible proceeds”.

The cost base of the InterOil shares that are disposed of by the AUS Participants will need to be apportioned in a reasonable manner across the value of the eligible proceeds and ineligible proceeds to determine the portion of the total capital gain that can be rolled over. This is generally done based on the relative market value of the eligible proceeds and the ineligible proceeds.

To the extent that an AUS Participant elects to apply scrip for scrip roll-over relief:

•	any capital gain made as a result of the exchange of Common Shares for Oil Search Shares (i.e. any capital gain in relation to “eligible proceeds”) should be disregarded;

•	the cost base of the Oil Search share acquired in the exchange is determined by reasonably attributing to it the part of the cost base of the Common Share for which roll-over relief was obtained;

•	the date of acquisition of the Oil Search Shares is taken to be the date of acquisition of the Common Shares for CGT discount purposes; and

•	the remaining capital gain (referable to ineligible proceeds) is taxable in the year of the Arrangement.

Taxation treatment of the CVR Notes

1.	Sale of CVRs before Redemption

To the extent a CVR Holder disposes of a CVR prior to a CVR being Redeemed, a gain or loss arising on that sale should be subject to CGT. It is not considered that the CVRs should be treated as “traditional securities” for Australian taxation purposes (and therefore tax on revenue account) on the basis that the CVRs do not exhibit sufficient debt like qualities.

The capital proceeds received on the disposal of a CVR will be the cash consideration received by the CVR Holder for the disposal. The cost base of the CVR will be its market value on the Effective Date.

2.	Redemption of CVRs

If the CVRs are redeemed, a CGT event will happen. The time of the CGT event will be the Payment Date (i.e. 10 business days after the Redemption Conditions are satisfied).

The capital proceeds received for the CGT event will be the Redemption Amount (which is payable in U.S. dollars) translated into Australian dollars using exchange rates applicable on the Payment Date.

In the event the Redemption Conditions are not satisfied such that CVR Holders are not entitled to have their CVRs redeemed (i.e. no payment), then CVR Holders should make a capital loss equal to their cost base of their CVRs. This capital loss will only arise when the CVRs are cancelled, or when the CVR Holder disposes of the CVRs to a third party.

3.	Foreign Exchange Implications

There may be foreign exchange implications for AUS Participants on the disposal of Common Shares, a disposal of CVRs, or on the redemption of CVRs. These are outlined below.

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Foreign Exchange Tax Consequences

1.	Disposal of Common Shares

Where an AUS Participant elects to receive Cash Consideration, there will be a time delay between the Effective Date of the Arrangement (the disposal of the InterOil shares for tax purposes) and the actual receipt of the cash (i.e. settlement). Accordingly, a foreign exchange gain or loss may accrue to an AUS Participant on the difference between what an AUS Participant expects to receive as consideration in Australian currency, and actually receives in Australian currency.

As this foreign exchange gain or loss relates to the disposal of a CGT asset and occurs within 12 months of that disposal, this foreign exchange gain or loss is ignored under the foreign exchange rules and a different CGT event takes place. This results in any foreign exchange gain being treated as a non-discountable capital gain, and a foreign exchange loss as a capital loss, so that the full economic effect of the sale is treated as your capital gain or loss.

2.	Redemption of the CVR

A CVR Holder will have the right to the Redemption Amount, payable in U.S. dollars, from the Effective Date, notwithstanding the underlying contingency in the Redemption Conditions (about the volume of the PRL 152C Resources).

Where the US:AU currency exchange rate fluctuates between the Effective Date and the Payment Date, CVR Holders may make a foreign exchange gain or loss. The foreign exchange gain or loss should be calculated by reference to:

(a)	The US currency equivalent of the market value of CVR on the Effective Date (using the 1 day VWAP); and

(b)	The US currency amount calculated under (1) translated to Australian dollars on the Payment Date.

Where the Effective Date and the Payment Date occur within 12 months of each other, the foreign exchange gain will be taxed as a capital gain. Where the Effective Date and the Payment Date are not within 12 months of each other, any foreign exchange gain (or loss) will be included in an AUS Participants assessable income or allowed as a deduction as the case may be.

Special provisions should apply such that a foreign exchange gain should only be recognised once for tax purposes (i.e. no double taxation). That is, if a capital gain also arises that should be reduced to the extent of any gain taxable under the foreign exchange rules.

3.	Sale of CVRs Before Redemption

To the extent the sale of a CVR results in a capital gain or loss being realised by the CVR Holder. CVR Holders will need to determine if any part of that capital gain or loss is attributable to a currency exchange rate effect (notwithstanding that the sale proceeds might be received in Australian dollars).

The calculation of the currency exchange rate effect will be determined in a similar manner as for when the CVRs are redeemed. That is, the foreign exchange gain or loss should be calculated by reference to:

(a)	The U.S. dollar equivalent of the market value of CVR on the Effective Date (using the 1 day VWAP); and

(b)	The U.S. dollar amount calculated under (1) translated to Australian dollars on date the CVR is disposed of.

No foreign exchange gain will arise where there is a capital loss on the disposal of the CVRs. Similarly, no foreign exchange loss will arise where there is a capital gain on the disposal of the CVRs. In these circumstances, the entire capital gain or loss will be bought to account under the CGT provisions.

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Any foreign exchange gain or loss realized on the sale of the CVRs will be assessable income or allowed as a deduction as the case may be. Again, special provisions should apply such that a gain (or loss) is only recognized once for tax purposes.

Hong Kong Tax Implications

No tax implications should happen in relation to a Hong Kong tax resident Shareholder in respect of the Arrangement as the Arrangement is capital in nature and Hong Kong does not impose tax on capital gains/investment income. Any foreign exchange gain or loss arising as a result of the Arrangement is treated similarly.

Singaporean Tax Implications

No tax implications should happen in relation to a Singapore tax resident Shareholder in respect of the Arrangement as the Arrangement is capital in nature and Singapore does not impose tax on capital gains/investment income. Any foreign exchange gain or loss arising as a result of the Arrangement is treated similarly.

If income from the CVRs are viewed as interest income, that income can nonetheless be considered as foreign-sourced income and not taxable.

CERTAIN PAPUA NEW GUINEA INCOME TAX CONSIDERATIONS

Taxation of Capital Gains

Individuals who are resident of PNG for tax purposes are subject to PNG income tax on their worldwide income. Non-residents of PNG for tax purposes are only subject to income tax on income sourced in PNG.

There is no general capital gains tax in PNG. However, profits arising on the sale of an asset acquired for the purpose of resale at a profit, or from the carrying out of a profit-making scheme, are taxable as ordinary income. This income would be considered to be on revenue account.

Consequently, gains arising from the disposal or transfer of shares in a company would not be subject to PNG taxation unless the Internal Revenue Commission of PNG deemed that a PNG resident shareholder had acquired the shares as part of a profit making scheme (i.e,. is in the business of buying and selling shares in companies).

To the extent that PNG resident shareholders of InterOil did not acquire their shares as part of a profit making scheme (i.e., on revenue account) any gains derived from the proposed transfer of shares would not be taxable in PNG.

SECURITIES LAWS CONSIDERATIONS

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or business advice to any particular Shareholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada or the United States. Shareholders who reside in a jurisdiction outside of Canada or the United States are urged to obtain independent advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

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Canadian Securities Laws

Status under Canadian Securities Laws

InterOil is a reporting issuer (or the equivalent) in the provinces of British Columbia, Alberta and Ontario. The Common Shares currently trade on the NYSE and are listed on the POMSoX. After the Arrangement, Oil Search intends to delist the Common Shares from the NYSE and the POMSoX, and Oil Search may apply to the applicable Canadian securities regulators to have InterOil cease to be a reporting issuer in Canada. It is a condition of the Arrangement that the Oil Search Shares issued to Shareholders pursuant to the Arrangement be conditionally listed on the ASX.

The issue of Oil Search Securities and CVRs pursuant to the Arrangement will constitute distributions of securities which are exempt from the registration and prospectus requirements of the Securities Laws. Oil Search Securities and CVRs may be resold in each province of Canada, provided: (i) that Oil Search is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (pursuant to Section 2.9 of NI 45-102, upon completion of the Arrangement Oil Search will be deemed for this purpose to have been a reporting issuer from the time that InterOil became a reporting issuer); (ii) the trade is not a “control distribution” as defined NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an insider or officer of Oil Search (as such terms are defined in the Securities Act), the insider or officer has no reasonable grounds to believe that Oil Search is in default of Laws. Oil Search will become a reporting issuer in Canada upon the completion of the Arrangement as a consequence thereof, but following completion of the Arrangement may apply to the applicable Canadian securities regulators to have Oil Search cease to be a reporting issuer n of the Arrangement in Canada.

Each Shareholder is urged to consult the holder’s professional advisors with respect to restrictions applicable to trades in Oil Search Securities and CVRs under Canadian Securities Laws.

Collateral Benefits under MI 61-101

Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) is intended to regulate certain transactions to ensure equality of treatment among security holders, generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined under MI 61-101, includes any benefit that a “related party” of InterOil (which includes the directors and senior officers of InterOil) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of InterOil. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer.

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The employment contracts of certain directors and senior officers of InterOil provide for termination payments pursuant to a change of control of InterOil. In addition, certain directors and senior officers of InterOil hold RSUs. If the Arrangement is completed, the vesting of such RSUs is automatically accelerated. InterOil will also purchase “tail” policies of directors’ and officers’ liability insurance for the benefit of the directors and officers of InterOil. Such accelerated vesting and election to receive Oil Search Shares, any termination payments payable to any directors or senior officers of InterOil pursuant to a change of control provision in an employment agreement, and such insurance may be considered to be “collateral benefits” received by the applicable directors or senior officers of InterOil for the purposes of MI 61-101. See “Interests of Directors and Executive Officers of InterOil in the Arrangement” for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

Following disclosure by each of the directors and senior officers of InterOil of the number of InterOil Securities held by them and the total consideration that they expect to receive pursuant to the Arrangement, the Board has determined that no director or senior officer has beneficial ownership of or control or direction over 1% or more of the Common Shares, as calculated in accordance with MI 61-101. In addition, all of the benefits described above will be received solely in connection with the beneficiary’s service as a director or employee of InterOil, none are conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the director or executive officer for securities to be relinquished under the Arrangement, and the conferring of such benefit is not conditional on the director or executive officer supporting the Arrangement in any manner. Accordingly, the minority approval requirements of MI 61-101 do not apply to the Arrangement.

InterOil is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) of InterOil is, as a consequence of the Arrangement, directly or indirectly acquiring InterOil or its business or combining with Oil Search and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which InterOil would be required to obtain a formal valuation.

U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Shareholders. All Shareholders are urged to consult with their own legal advisors to ensure that the resale of Oil Search Securities or CVRs issued to them under the Arrangement complies with applicable federal and state securities laws. Further information applicable to U.S. Shareholders is disclosed under “Notice to Shareholders in the United States”.

Shareholders who resell Oil Search Securities or CVRs must also comply with Canadian Securities Laws, as outlined above.

Status under U.S. Securities Laws

Each of the Company and Oil Search is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. The Oil Search Shares to be issued under the Arrangement will be listed on the ASX and the POMSoX. The CVRs to be issued under the Arrangement are intended to be listed on the ASX (or another Qualified Exchange).

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The Oil Search Securities and CVRs to be issued by Oil Search pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and corresponding exemptions under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted by the Court, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Oil Search Securities and CVRs issued in connection with the Arrangement.

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Resale of Oil Search Securities and CVRs within the United States after the Effective Time

The resale rules under the U.S. Securities Act applicable to Shareholders are summarized below.

Non-Affiliates Before and After the Effective Time

Securityholders who are not “affiliates” of Oil Search within 90 days before the Effective Time and will not be affiliates of Oil Search after the Effective Time may generally resell the Oil Search Securities and CVRs issued to them on or after the Effective Time without restriction under the U.S. Securities Act, including resales of such securities on the ASX. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Affiliates Before the Effective Time or Affiliates After the Effective Time

Securityholders who are affiliates of Oil Search within 90 days before the Effective Time or will be affiliates of Oil Search after the Effective Time will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Oil Search Securities and CVRs issued at the Effective Time. These Securityholders may not resell their Oil Search Securities or CVRs unless such securities are registered under the U.S. Securities Act or an exemption from registration, such as the exemptions contained in Rule 144 and Rule 904 of Regulation S under the U.S. Securities Act, is available.

Resale of Oil Search Securities or CVRs Pursuant to Rule 144

In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Oil Search within 90 days before the Effective Time or will be affiliates of Oil Search after the Effective Time will be entitled to sell in the United States, during any three-month period, a portion of the Oil Search Securities or CVRs that they receive in connection with the Arrangement, provided that the number of such Oil Search Securities or CVRs sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Oil Search. Persons who are affiliates of Oil Search will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Oil Search.

Resale of Oil Search Securities or CVRs Pursuant to Regulation S

In general, under Regulation S, persons who are affiliates of Oil Search within 90 days before the Effective Time or will be affiliates of Oil Search after the Effective Time solely by virtue of their status as an officer or director of Oil Search may sell Oil Search Securities or CVRs outside of the United States in an “offshore transaction” if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of Oil Search Securities or Oil Search CVRs who is an affiliate of Oil Search after the Effective Date other than by virtue of his or her status as an officer or director of Oil Search.

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INFORMATION RELATING TO INTEROIL

Summary

InterOil is a corporation incorporated under the laws of Yukon, Canada, and was continued under the YBCA on August 24, 2007. InterOil is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, the PRL 15 Fields, in the Gulf Province, and exploration licenses covering about16,000 sq. km. Its main offices are in Singapore and Port Moresby. InterOil’s Common Shares are listed on the NYSE and POMSoX.

Intercorporate Relationships

Price Range and Trading Volumes of Common Shares

The Common Shares are listed for trading on the NYSE under the trading symbol “IOC”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Common Shares as reported on the NYSE.

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	Price Ranges ($)		Volume
	High	Low
July 2015	59.99	40.59	2,121,652
August 2015	44.99	31.3	2,189,974
September 2015	37.4	32.06	1,778,764
October 2015	40.68	33.6	1,419,377
November 2015	42.16	34.59	1,045,347
December 2015	39.75	28.5	1,324,692
January 2016	32.65	21.21	2,1755,11
February 2016	31.23	24.77	1,208,827
March 2016	33.96	25.72	1,504,705
April 2016	34.73	30.29	1,1194,04
May 2016	44.44	29.11	2,399,262
June 1 to 24 2016	45.27	41.3	1,556,057

Prior Sales

Other than RSUs and Options issued under the Company Incentive Plans, no Common Shares, RSUs or Options were issued during the 12 months prior to the date of this Information Circular.

InterOil Documents Incorporated by Reference

The following documents filed on SEDAR by InterOil with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular.

(a)	annual information form of InterOil dated March 30, 2016 for the fiscal year ended December 31, 2015;

(b)	consolidated annual financial statements of InterOil as at and for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the results of operations and financial condition for InterOil for the years ended December 31, 2015;

(d)	unaudited interim consolidated financial statements for InterOil as at March 31, 2016 and 2015;

(e)	management’s discussion and analysis of the results of operations and financial condition of InterOil as at March 31, 2016;

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(f)	management information circular of InterOil dated April 25, 2016 distributed in connection with the annual and special meeting of shareholders held on June 14, 2016; and

(g)	material change report of InterOil dated May 29, 2016 in relation to the entering into of the Arrangement Agreement.

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by InterOil with the securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Information Circular and before the Meeting are deemed to be incorporated by reference into this Information Circular.

Any statement contained in this Information Circular or in any other document incorporated by reference in this Information Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Circular except as so modified or superseded.

Copies of the foregoing documents incorporated herein by reference may be obtained on request without charge from InterOil’s head office located at 163 Penang Road, #06-02 Winsland House II, Singapore, 238463 (Telephone: +65 6507 0473). These documents are also available through SEDAR under InterOil’s profile, which can be accessed online through the SEDAR website (www.sedar.com).

INFORMATION RELATING TO OIL SEARCH

Oil Search is an oil and natural gas exploration and production company which was established in 1929 and is incorporated and domiciled in Papua New Guinea (PNG). Oil Search is a company limited by shares under the Papua New Guinea Companies Act 1997.

Oil Search Shares are listed on the ASX and the POMSoX under the symbol OSH. Oil Search American Depositary Shares (ADSs) are traded on the United States over the counter market under the code OISHY through an ADS program administered by Bank of New York Mellon.

The registered office and head office of Oil Search is located at Ground Floor, Harbourside East Building Stanley Esplanade, National Capital District Port Moresby, Papua New Guinea.

See Schedule A to this Information Circular, “Information Concerning Oil Search”.

INTERESTS OF INFORMED PEOPLE IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular or the documents incorporated by reference herein, within the three years prior to the date of this Information Circular, no informed person of InterOil or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect InterOil or its Subsidiaries.

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INTERESTS OF EXPERTS OF INTEROIL AND OIL SEARCH

The following persons and companies have prepared certain sections of this Information Circular and/or Schedules attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Expert	Nature of Relationship

Morgan Stanley	Authors responsible for the preparation of the Fairness Opinion

Netherland, Sewell & Associates, Inc.	Oil Search’s independent reserves evaluators who prepared the Oil Search Reserves Report set out in Schedule A of this Information Circular

Except as disclosed below, to the knowledge of InterOil and Oil Search, none of the experts above, the directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, one percent (1%) or more of the securities of Oil Search or InterOil or any of their associates or affiliates, has received or will receive any direct or indirect interests in the property of Oil Search or InterOil or any of their associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Oil Search or any associate or affiliate thereof.

OTHER MATERIAL FACTS

To Oil Search’s and InterOil’s knowledge, there are no other material facts relating to the Arrangement that are not otherwise disclosed in this Information Circular or are necessary for the Information Circular to contain full, true and plain disclosure of all material facts relating to the Arrangement.

ADDITIONAL INFORMATION

Additional information relating to InterOil is available on SEDAR at www.sedar.com. Securityholders may contact InterOil in order to request copies of InterOil’s consolidated financial statements and management’s discussion and analysis at the offices of InterOil, 163 Penang Road, #06-02 Winsland House II, Singapore, 238463, Attention: Corporate Secretary. Financial information about InterOil may be found in InterOil’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and quarter or any of the InterOil documents incorporated herein by reference.

Additional information relating to Oil Search is available through the ASX website at www.asx.com.au.

OTHER BUSINESS

As of the date of this Information Circular, the Board does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

BOARD APPROVAL

Oil Search has provided the information contained in this Information Circular concerning Oil Search and its business, including its financial information and financial statements (“Oil Search Information”). InterOil assumes no responsibility for the accuracy of the Oil Search Information.

95

InterOil has provided the information contained in this Information Circular concerning InterOil and its business, including its financial information and financial statements. Oil Search assumes no responsibility for any information other than the Oil Search Information.

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board of Directors of InterOil Corporation.

DATED: June 24, 2016

ON BEHALF OF

THE BOARD OF DIRECTORS OF

INTEROIL CORPORATION

(Signed) “Chris Finlayson” Chris Finlayson Chairman of the Board of InterOil	(Signed) “Michael Hession” Michael Hession Director

96

SCHEDULE A

INFORMATION CONCERNING OIL SEARCH

NOTICE TO READER	2
FORWARD-LOOKING STATEMENTS	2
CONVERSION	3
ADDITIONAL INFORMATION CONCERNING RESERVES DATA	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	9
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	13
OIL SEARCH FINANCIAL STATEMENTS	24
DIVIDENDS	24
DESCRIPTION OF CAPITAL STRUCTURE	25
CONSOLIDATED CAPITALIZATION	26
OPTIONS TO PURCHASE SECURITIES	26
PRIOR SALES	26
TRADING PRICE AND VOLUME	26
ESCROWED SECURITIES	27
PRINCIPAL SHAREHOLDERS	27
DIRECTORS AND EXECUTIVE OFFICERS	28
STATEMENT OF EXECUTIVE COMPENSATION	33
AUDIT COMMITTEE INFORMATION	47
CORPORATE GOVERNANCE	47
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	47
INDUSTRY REGULATIONS	47
RISK FACTORS	48
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	55
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
AUDITORS, TRANSFER AGENT AND REGISTRAR	55
MATERIAL CONTRACTS	55
EXPERTS	56
SIGNIFICANT ACQUISITIONS	57
FURTHER INFORMATION	57

APPENDIX “A” TO SCHEDULE A	-	OIL SEARCH ANNUAL REPORT
APPENDIX “B” TO SCHEDULE A	-	FORM 51-102F3 - REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE
APPENDIX “C” TO SCHEDULE A	-	FORM 51-101F2 - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS
APPENDIX “D” TO SCHEDULE A	-	AUDIT COMMITTEE DISCLOSURE
APPENDIX “E” TO SCHEDULE A	-	CORPORATE GOVERNANCE DISCLOSURE

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Schedule have the meanings given to such words and phrases in the “Glossary of Terms” in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Schedule contains forward-looking statements. All statements other than statements of historical fact contained in this Schedule are forward-looking statements. Readers can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to: the operations, business, financial condition, business plan, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of InterOil and Oil Search (before and after the completion of the Arrangement); the proposed repurchases of Oil Search Shares on the market; the transactions contemplated by the Total MoU; and reserves estimates, production estimates and future net revenue.

There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in the Information Circular and in this Schedule. Although Oil Search believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the future prices for oil and natural gas; risks inherent in various foreign exchange rates; risks inherent in the future prices for goods and services and government fiscal regimes; and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Schedule identifies additional factors that could affect the operating results and performance of Oil Search, in addition to the information set forth in the other sections of the Information Circular, including those set forth or incorporated by reference in Schedule A – “Information Concerning Inter Oil – Risk Factors”. We urge you to carefully consider these factors.

The forward-looking statements included in this Schedule are made as of the date of the Information Circular and Oil Search does not undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

ABBREVIATIONS

	Oil and Natural Gas Liquids		Natural Gas
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mmbbls	million barrels	Bcf	billion cubic feet
Bbls/d	barrels per day	tcf	trillion cubic feet
NGLs	natural gas liquids	Mcf/d	thousand cubic feet per day
tcfe	trillion cubic feet equivalent	MMBTU	million British Thermal Units

Other

API

an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.

BOE

barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

BOE/D	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
MMBOE	1,000,000 barrels of oil equivalent
$000 or M$	thousands of dollars

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

ADDITIONAL INFORMATION CONCERNING RESERVES DATA

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•	analysis of drilling, geological, geophysical and engineering data;

•	the use of established technology; and

•	specified economic conditions, specifically the forecast prices and costs.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time (the “COGE Handbook”).

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserve estimates are prepared). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

CORPORATE STRUCTURE

Name, Address and Incorporation

Oil Search Limited was established in 1929 and is incorporated and domiciled in Papua New Guinea (PNG). It is a company limited by shares under the Papua New Guinea Companies Act 1997.

There have been no material amendments to Oil Search’s constating documents.

Registered Office

The registered office and head office of Oil Search is located at Ground Floor, Harbourside East Building, Stanley Esplanade, National Capital District, Port Moresby, Papua New Guinea.

Organizational Structure of Oil Search

The corporate structure chart set out on the following page illustrates the corporate structure of the Oil Search Group. All of the entities set out in the chart below are wholly owned.

The country of incorporation of each entity in the chart below is set out in the below table.

Company	Country of incorporation
Oil Search Limited	PNG
Oil Search (Yukon) Limited	Canada
Oil Search (Middle Eastern) Limited	British Virgin Islands
Oil Search (Iraq) Limited	British Virgin Islands
Oil Search (Libya) Limited	British Virgin Islands
Oil Search (Tunisia) Limited	British Virgin Islands
Oil Search (Newco) Limited	British Virgin Islands
Oil Search (ROY) Limited	British Virgin Islands
Oil Search (Gas Holdings) Limited	PNG
Oil Search (Tumbudu) Limited	PNG
Oil Search (P’nyang) Holdings Limited	PNG
Oil Search (P’nyang) Limited	PNG
Oil Search (PNG) Limited	PNG
Oil Search (Drilling) Limited	PNG
Oil Search (Exploration) Inc.	Cayman Islands
Oil Search (LNG) Limited	PNG
Oil Search Finance Limited	British Virgin Islands
New Guinea Investments Limited	PNG
New Guinea (Petroleum) Limited	PNG
Oil Search Foundation Limited[1]	PNG
Papuan Oil Search Limited	Australia
Oil Search (Uramu) Pty Limited	Australia
Oil Search Limited Retention Share Plan Trust	Australia
Pac LNG Investments Limited	PNG
Pac LNG Assets Limited	PNG
Pac LNG International Limited	PNG
Pac LNG Overseas Limited	PNG
Pac LNG Holdings Limited	PNG

Notes:

1

Oil Search Foundation Limited is trustee of the Oil Search Foundation Trust, a not-for profit organisation established for charitable purposes in PNG. This Trust is not controlled by Oil Search and is not consolidated within the Group.

The corporate structure chart set out on the following page illustrates the corporate structure of the Oil Search Group upon completion of the Arrangement (including the percentage interest held in each subsidiary).

The country of incorporation of each entity in the chart below (other than those entities that are currently part of the Oil Search Group) is set out in the below table.

Company	Country of incorporation
InterOil Corporation	Canada
InterOil Australia Pty Ltd	Australia
InterOil Finance Inc.	Barbados
InterOil Shipping Pte Ltd	Singapore
InterOil Singapore Pte Ltd	Singapore
InterOil LNG Holdings Inc	Bahamas
PNG LNG, Inc	Bahamas
S.P.I. Distribution Limited	Bahamas
S.P.I. Exploration and Production Corp	PNG
South Pacific Refining Limited	Bahamas
SPI (220) Limited	PNG
SPI (210) Limited	PNG
SPI (208) Limited	PNG
S.P.I. Exploration and Production Limited	PNG
SPI CSP PNG Ltd	PNG
InterOil Corporate PNG Limited	PNG
InterOil Partners Limited	PNG
S.P.I (199) Limited	PNG
SPI (157) Limited	PNG
SPI Security Holdings Limited	PNG
IPI Holdings Limited	PNG
Liquid Niugini Gas Ltd	PNG
LNGL Train 1 Limited	PNG
SPI Holdings No.1 Limited	PNG

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

General

Oil Search is an oil and gas exploration and production company, which was established in Papua New Guinea (PNG) in 1929. More than 98% of its assets are in PNG, where it operates all of the country’s producing oil fields, holds an extensive appraisal and exploration portfolio and has a 29% interest in the PNG LNG Project, operated by ExxonMobil PNG Limited. This world-class liquefied natural gas (LNG) development, which came on-stream in 2014, has transformed Oil Search into a regionally significant oil and gas producer with a long-term, low cost, high quality LNG revenue stream. Oil Search also holds a 22.835% (on a gross basis, ie, before the PNG State exercises its right to participate, or “back in”) interest in the proposed Papua LNG Project, operated by Total E&P PNG Limited, which has the potential to become PNG’s next major LNG development. Oil Search is listed on the Australian Securities Exchange (or “ASX”) and Port Moresby Stock Exchange (or “POMSoX”) under the ticker symbol “OSH”. Additional information relating to Oil Search is on the ASX web site at www.asx.com.au, as well as Oil Search’s web site at www.oilsearch.com. Please also see the annual report of Oil Search for the financial year ended December 31, 2015 (the “Oil Search Annual Report”), which is attached as Appendix “A” to this Schedule A.

Three Year History

Year Ended 31 December 2013

During 2013, significant progress was made on the construction of the PNG LNG Project, bringing it to 95% percent complete. In 2013, Oil Search achieved total oil and gas production of 6.74 MMBOE, 6% higher than in 2012 and slightly above the Oil Search’s 6.2-6.7 MMBOE guidance range. This solid performance reflected strong contributions from new wells and active field management, focused on optimising the efficiency and uptime of existing wells and facilities. These efforts have proven successful in mitigating the natural decline of Oil Search’s mature oil fields. Oil Search also posted a strong financial performance, with revenue from operations growing 6% to US$766.3 million and core profit growing 17% to US$205.7 million.

Year Ended 31 December 2014

2014 saw completion of, and commencement of production from, the PNG LNG Project, which was a major milestone for Oil Search and transformed the company into a regionally significant oil and gas player. 2014 was also the year when Oil Search made substantial progress on the next phase of its LNG growth in PNG. Early in the year, Oil Search acquired an interest in the Elk and Antelope gas fields in the Gulf Province of PNG, which are expected to underwrite a second major LNG project in PNG. Significant headway was also made on a potential expansion of the PNG LNG Project. Oil Search ended the year in a strong financial position, with cash of just under US$1.0 billion and liquidity of nearly US$1.6 billion. During the year, production increased 186% to a total of 19.27 MMBOE. Revenue from operations grew 110% to US$1,610 million and core profit grew 135% to US$482.8 million.

In March 2014, Oil Search acquired its 22.835% gross interest in PRL 15 for aggregate consideration of approximately US$918.3 million.

Year Ended 31 December 2015

2015 was one of the more challenging years for oil and gas companies generally, with the average global oil price nearly 50% lower than in 2014. However, it was also one of the most successful years for Oil Search. Production reached an all-time high of 29.3 MMBOE, an increase of 52% compared to 2014, driven by a strong performance from the PNG LNG Project and a solid contribution from the Oil Search-operated PNG oil and gas fields. Due to significant non-cash impairments recorded during the year, Oil Search had a net loss after tax of US$39.4 million for 2015, which was significantly influenced by lower oil and gas prices. However, Oil Search delivered a core profit of US$360 million before non-cash impairments, which is a strong result given the oil price environment. Despite the decline in oil prices in 2015, Oil Search was able to generate material positive operating cash flow and pay a final dividend of US four cents per share, taking the full year dividend to US ten cents per share.

Recent Developments

InterOil Transaction

On 20 May 2016, Oil Search announced that it had entered into the Arrangement Agreement, pursuant to which InterOil Shareholders may elect to receive either the Share Alternative or the Cash Alternative (subject to a pro-rata scaleback on the Cash Alternative). InterOil Shareholders will also receive a CVR to enable them to participate in potential upside of the resource volume of the PRL 15 Fields.

Proposed Share Buyback

Following completion of the Arrangement, Oil Search intends to conduct an on-market share buyback up to a maximum value of US$770 million to reduce dilution for Oil Search Shareholders. The final size and timing of the proposed share buyback will depend on the level of participation in the Cash Alternative by InterOil Shareholders pursuant to the Arrangement and completion of the sell down under the Total MOU.

Total MoU

On 20 May 2016, Oil Search and Total SA announced the execution of the Total MoU under which Oil Search has agreed to sell down 60% of InterOil’s interest in PRL 15 and 62% of InterOil’s exploration assets to Total, subject to completion of the Arrangement and satisfaction or waiver of other conditions precedent. The terms of the transaction with Total will be consistent with the implied value in respect of the acquisition of InterOil under the Arrangement. The sell-down to Total is anticipated to occur shortly after completion of the Arrangement. Following the sell-down:

•

Oil Search and Total will share, on a pro rata basis (with Oil Search bearing 40% and Total bearing 60%), all costs and liabilities in respect of acquiring InterOil, as well as any future CVR payment attributable to the PRL 15 2C Resources being in excess of 6.5 tcfe.

•	Oil Search expects to have an equity interest in PRL 15 of up to 37.4%, or 29% post government back-in, with Total holding an equity interest in PRL 15 of up to 62.1% or 48.1% post PNG State back-in.

Under the Total MoU, Total is also required to pay SPI (208) (or one of its affiliates) a further cash amount of US$141.6 million on 1 July 2017 and US$230 million at FID for the Papua LNG Project. No further payments, including contingent resource payments, will be due by Total under the Total Sale Agreement.

The transactions contemplated by the Total MOU are intended to replace the regime for future payments under the Total Sale Agreement.

Following completion of the Arrangement, it is expected that Total’s obligations under the Total Sale Agreement will be modified to provide, among other things, that:

•	Total will pay to SPI (208) or one of its affiliates (a) US$141.6 million on 1 July 2017; and (b) US$230 million on FID of the Papua LNG Project; and

•

Total will have no further rights or obligations with respect to (a) any payment of “Purchase Price”, (b) any carry on the “Carried Exploration Well” or (c) reimbursement of “Appraisal Carry Costs”, in each case as the relevant item is defined in and under the Total Sale Agreement.

Oil Search has agreed that no such amendments will affect the timing of the completion of the Interim Resource Certification or the determination of the PRL 15 2C Resources.

It is also expected that formal binding documentation will be entered into in respect of the other rights and obligations contemplated by the Total MoU, including Total’s obligation to pay to Oil Search, 60% of any amount payable to the holders of CVRs in respect of any volume of the PRL 15 2C Resources greater than 6.5 tcfe.

The Total MoU also records:

•	Oil Search’s and Total’s commitment to ensuring the accuracy of the Interim Resource Certification under the Total Sale Agreement for the purposes of calculation of the Redemption Payment on CVRs;

•	Oil Search’s and Total’s objectives of maximizing the value of the Papua LNG Project through capital and operating cost minimization, project acceleration and optimal resource utilization; and

•	Oil Search’s and Total’s objectives of pursuing cooperation and/or integration opportunities between the Papua LNG Project and the PNG LNG Project, to maximize value for all stakeholders.

Binding documentation in respect of the transactions contemplated by the Total MoU is expected to be conditional upon, among other matters, completion of the Arrangement and receiving approval from the Minister of Petroleum and Energy in Papua New Guinea to the transfer of licence interests to Total.

Oil Search Business Plan

Oil Search has a low cost production base, modest sustaining capital requirements and a substantial liquidity buffer. As such, Oil Search is committed, and has the balance sheet capacity, to continue to invest in its growth opportunities. By investing through the cycle, Oil Search hopes to take advantage of lower construction costs and then benefit from an expected recovery in oil and LNG pricing when the projects come on-stream early in the next decade.

Oil Search remains committed to the pursuit of key strategies identified under its 2014 strategic review which include:

•	Sustaining and optimising the value of existing Oil Search assets through safe and reliable operations;

•	Commercialising additional LNG trains with gas sourced from the North West Highlands and the Gulf Province of PNG;

•	Exploring for and appraising high value oil and gas accumulations in PNG;

•	Maintaining Oil Search as a leading corporate citizen in PNG;

•	Protecting value and enabling growth by mitigating risks and promoting a stable operating environment;

•	Enhancing organisational capabilities to deliver Oil Search’s strategic commitments; and

•	Optimising capital and liquidity management to support investment and reward shareholders.

In 2015, following a sharp decline in oil and gas prices after the 2014 strategic review was completed, Oil Search carried out a careful re-examination of the results of the 2014 review. It concluded that its key strategies remain the most appropriate way to deliver top quartile returns to shareholders. Oil Search’s objectives for 2016 are as follows:

•	Deliver top quartile operating performance by maximising cash flows from operated production, minimising operating costs and prudently managing capital expenditures;

•	Expand the capacity of the PNG LNG Project and work towards delivering a potential third train;

•	Continue to support the PNG LNG Project operator, ExxonMobil, on further brownfield development of the PNG LNG Project;

•

Work towards delivering, and support Total in developing, the Papua LNG Project, which is the next potential world-class LNG development in PNG, including pursuing cooperation and potential integration with the PNG LNG Project;

•

Accumulate high-value resources through exploration, replenish the PNG exploration portfolio through licence acquisitions and prepare to drill high-potential wells that, if successful, can support longer-term growth;

•	Manage PNG country risk and continue to invest in activities in PNG that promote a stable operating environment;

•	Proactively manage balance sheet and cost performance by ensuring that Oil Search is able to fund all commitments and prioritise work programmes that can deliver value in a low oil price environment;

•	Improve performance delivery by implementing identified initiatives and seeking further productivity improvement opportunities, for delivery in 2016 onwards; and

•	Enhance core Oil Search behaviours by demonstrating and strengthening leadership behaviours and ensuring an increased commercial focus within all aspects of the business.

Looking beyond 2016, the acquisition of InterOil under the Arrangement is consistent with the pursuit by Oil Search of the key strategies identified under its 2014 strategic review and its specific objectives for 2016.

A combined Oil Search-InterOil entity will create a PNG oil and gas company of regional significance as a participant in two major LNG growth projects – the potential expansion of the PNG LNG Project and the proposed Papua LNG Project. In addition to a larger stake in the proposed Papua LNG Project, the combined Oil Search-InterOil entity will have an exploration portfolio with multiple play types and growth opportunities.

The Total MoU provides an avenue to maximize value of the proposed Papua LNG Project through pursuit of cooperation and/or integration opportunities between PNG LNG and the proposed Papua LNG Project, to maximize value for all stakeholders. Both projects are assessed by independent experts to be in the lowest quartile of development costs globally and can generate significant shareholder value, even on more modest long-term oil and gas price expectations.

The transactions contemplated by the Total MoU have the potential to deliver capital efficient, high returning investments, which is especially important in periods of low oil and gas prices. The Total MoU, supported by the PNG government, is a major advance in maximising value in these world-class assets for all stakeholders, while also facilitating the entry of potential new parties, including LNG buyers, into Papua LNG.

Specialised Skill and Knowledge

Oil Search engages third party contractors and consultants to supplement the skills and knowledge of its permanent staff in order to effectively gather, interpret and process geophysical data, drill and complete wells, design and operate production facilities and for numerous additional activities required to explore for and produce oil and natural gas.

Competitive Conditions

The global LNG market is becoming increasingly competitive, due to a range of new projects in Australia coming on-stream and the emergence of the US as a significant new gas exporter. Based on current forecasts, the LNG market appears well supplied until the end of this decade. However, early in the next decade, demand is expected to surpass contracted supply, particularly in the Asia Pacific region. This increased demand reflects the expiry of several existing long- term contracts and the expected deferral or delay of sanctioning of a number of proposed projects due to challenging economics at current low prices. In addition, there is expected to be LNG market growth within established and new markets within the next decade. Oil Search believes that this will provide a market window for the potential third PNG LNG train and the proposed Papua LNG Project, allowing these projects, that can deliver high heating value gas, to secure premium Asian markets.

Given the sharp decline in oil and gas prices, only low cost projects are likely to proceed to development in the short-to-medium term. Both the potential third PNG LNG train and the Papua LNG Project continue to offer the prospect of attractive returns, despite the present oil price weakness. This view is supported by a range of independent experts, which rank these two projects as among the most commercially attractive globally and therefore among the most likely to be sanctioned in the next two to three years.

Foreign Operations

More than 98% of Oil Search’s assets are located in PNG. This includes Oil Search’s non-operating interest in the PNG LNG Project and the Elk and Antelope fields as well as a number of other exploration opportunities and Oil Search-operated oil projects. In addition, Oil Search currently holds an interest in an exploration asset in Iraq.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against Oil Search, or any voluntary receivership, bankruptcy or similar proceeding by Oil Search within its three most recently completed financial years or that are proposed for the current financial year.

Material Restructuring Transactions

There have been no material restructuring transactions of Oil Search or any subsidiaries of Oil Search within its three most recently completed financial years or that are proposed for the current financial year.

Personnel

As disclosed in Oil Search’s 2015 Annual Report, Oil Search had 1,342 employees as at 31 December 2015.

Social and Environmental Policies

Oil Search has developed, and requires strict adherence to, operating standards, procedures and policies that are designed to ensure that social and environmental risks are appropriately managed. Major environmental risks include accidental spills or leakage of petroleum liquids, gas leaks, ruptures, and discharge of toxic gases.

Oil Search also operates under standards and policies which require transparent, open, pro-active communication and cooperation between company and government at all levels. Oil Search has in place a comprehensive corruption prevention framework. Oil Search also strives to minimise any negative impact of Oil Search’s operations on local society, culture and environment while contributing to local community and economic development and leaving a positive legacy. The Health, Safety and Sustainability Committee oversees the strategies and processes adopted by management and monitors Oil Search’s performance in these areas.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The reserves data for Oil Search set forth below is based upon the report of the independent qualified reserves evaluator of Oil Search, Netherland, Sewell and Associates, Inc. (“NSAI”) dated 16 June 2016 with an effective date of 31 December 2015 (the “OSH Reserves Report”). The reserves data summarizes the natural gas reserves and natural gas liquids and the net present values of future net revenue for these reserves using forecast prices and costs, not including the impact of any price risk management activities. The OSH Reserves Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). This statement of reserves data and other oil and gas information is dated as at the date of the Information Circular.

The OSH Reserves Report is based on certain factual data supplied by Oil Search and the opinion of NSAI of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to petroleum properties and contracts (except for certain information residing in the public domain) were supplied by Oil Search to NSAI. NSAI accepted this data as presented and neither title searches nor field inspections were conducted.

The tables below summarize the data contained in the OSH Reserves Report and, as a result, may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for those wells assigned reserves by NSAI. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to reserves estimated by NSAI represent the fair market value of those reserves. Other assumptions and qualifications relating to prices for future production and other matters are summarized herein. The recovery and reserve estimates of natural gas reserves and natural gas liquids provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. See “Risk Factors” in this Schedule A and in the Information Circular.

All reserves of Oil Search are located in PNG.

SUMMARY OF COMPANY OIL AND GAS RESERVES

as of December 31, 2015

FORECAST PRICES AND COSTS

	Conventional Natural Gas		Natural Gas Liquids		Barrels of Oil Equivalent
	Gross(1)	Net	Gross(1)	Net	Gross(1)	Net
	(Bcf)	(Bcf)	(MMbbl)	(MMbbl)	(MMBOE)	(MMBOE)
Proved
Developed Producing	567.4	567.4	13.4	13.4	107.9	107.9
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	720.8	720.8	16.3	16.3	136.4	136.4
Total Proved	1,288.2	1,288.2	29.6	29.6	244.3	244.3
Total Probable	590.3	590.3	12.8	12.8	111.2	111.2
Total Proved plus Probable	1,878.5	1,878.5	42.4	42.4	355.5	355.5

Notes:

(1)	There is no volume-based royalty on these properties.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE

as at December 31, 2015

FORECAST PRICES AND COSTS

Oil Search Limited Share

	Before Income Tax Discounted at Various Rates					Unit Value Before Income Tax Discounted at 10% US$/boe
Description	0% MM US$	5% MM US$	10% MM US$	15% MM US$	20% MM US$
Proved
Producing	5,943	5,015	4,301	3,744	3,300	39.87
Developed Non-producing	—	—	—	—	—	—
Undeveloped	9,618	5,733	3,522	2,216	1,420	25.82
Total Proved	15,561	10,748	7,823	5,960	4,720	32.02
Total Probable	10,142	4,500	2,133	1,078	581	19.18
Total Proved plus Probable	25,703	15,248	9,956	7,038	5,301	28.01

	After Income Tax Discounted at Various Rates
Description	0% MM US$	5% MM US$	10% MM US$	15% MM US$	20% MM US$
Proved
Producing	5,405	4,554	3,902	3,393	2,989
Developed Non-producing	—	—	—	—	—
Undeveloped	7,770	4,599	2,795	1,733	1,088
Total Proved	13,176	9,153	6,697	5,126	4,078
Total Probable	7,474	3,322	1,576	797	430
Total Proved plus Probable	20,650	12,476	8,273	5,923	4,507

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as at December 31, 2015

FORECAST PRICES AND COSTS

Oil Search Limited Share

Reserves Category	Revenue (MM US$)	Royalties(1) (MM US$)	Operating Costs (MM US$)	Capital Development Costs (MM US$)	Abandonment / Other Costs (MM US$)	Future Net Revenue Before Income Taxes (MM US$)	Income Tax (MM US$)	Future Net Revenue After Income Taxes (MM US$)

Proved	21,550	395	3,993	1,425	176	15,561	2,385	13,176
Proved Plus Probable	34,596	819	6,399	1,466	209	25,703	5,053	20,650

Notes:

(1)	Royalties include both royalties and development levies paid. Both royalties and development levies are paid in cash.

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2015

FORECAST PRICES AND COSTS

Oil Search Limited Share

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE TAXES (discounted at 10%/year) (MM US$)(1)	UNIT VALUE BEFORE INCOME TAX (discounted at 10%/year) (US$/BOE)(1)
Proved	Conventional Natural Gas	6,917	32.02
	Natural Gas Liquids	906
Proved Plus Probable	Conventional Natural Gas	8,836	28.01
	Natural Gas Liquids	1,120

Notes:

(1)	PNG LNG costs are not modelled by product stream. Allocation has been calculated based on a percentage of revenue.

Pricing Assumptions

Year	Natural Gas Liquids Brent Spot(1) (US$/Bbl)	Inflation Rate %/year
Forecast
2016	46.00	2.5
2017	52.02	2.5
2018	59.30	2.5
2019	68.45	2.5
2020	77.94	2.5
2021	85.01	2.5
2022	92.35	2.5
2023	94.19	2.5
2024	96.55	2.5
2025	98.00	2.5
2026	99.95	2.5
2027	101.95	2.5
2028	104.00	2.5
2029	106.10	2.5
2030	108.20	2.5
2031	110.35	2.5
2032	112.55	2.5
2033	114.80	2.5
2034	117.10	2.5
2035	119.45	2.5

Thereafter	Inflation Rate of 2.5% per year applied to oil price and costs

Notes:

(1)

The oil price used by NSAI for the purposes of preparing the OSH Reserves Report has been taken from the Deloitte Resource Evaluation & Advisory Price Forecast dated 31 March 2016. Note that the prices quoted are in nominal terms. LNG is sold using Japanese Crude Cocktail as the oil marker and condensates are sold with linkage to the Brent spot price. Brent spot price is assumed to be a reasonable proxy for Japanese Crude Cocktail.

Weighted average historical prices realized for the year ended December 31, 2015 was US$9.44/MMbtu for LNG and conventional natural gas.

Estimated future abandonment and reclamation costs related to a working interest have been taken into account by NSAI. In determining both the reserves that should be attributed to a property and the aggregate future net revenue therefrom, the reasonable estimated future well abandonment and reclamation costs have been deducted. No allowance was made, however, for the abandonment of any facilities. The forecast price and cost assumptions assume the continuance of current laws and regulations.

Reconciliation of Changes in Reserves

A reconciliation of reserves reflecting changes in Oil Search’s reserves year over year is not available. It is not possible to conclude a reconciliation of Oil Search’s reserves over the past three years as no new data or information is available to facilitate the completion of such a reconciliation.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are attributed in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are those reserves that are less certain to be recovered than proved undeveloped reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Proved and probable undeveloped reserves have been assigned in accordance with engineering and geological practices as defined under NI 51-101.

Proved Undeveloped Reserves

Net proved undeveloped reserves are 720.8 MMcf of gas and 16.3 MMbbl of natural gas liquids, as of December 31, 2015.

In the proved category, undeveloped reserves are estimated for (1) those fields not currently exporting gas and (2) for the future installation of compression.

The project incorporates proved undeveloped reserves from the following fields, with year of initial production shown accordingly: Angore (2019), Agogo and Moran (2021), Juha (2023) and SE Hedinia (2028). The reserves estimated from these fields are from analogous reservoirs to those already producing to the project. The undeveloped fields are not currently required since the existing producing fields have significantly greater deliverability capacity than is required to meet the LNG plateau rate.

The future installation of gas compression will allow a material reduction in surface flowing pressures which will increase gas capacity, extend the plateau length and result in increased reserves. In the proved undeveloped category, installation of two stages of additional gas compression will occur at the Hides Gas Conditioning Plant, the first in 2018 and the second in 2023.

Probable Undeveloped Reserves

Net probable undeveloped reserves are 298.2 MMcf of gas and 5.0 MMbbl of natural gas liquids, as of December 31, 2015.

In the probable category, undeveloped reserves are estimated for (1) those fields not currently exporting gas and (2) for the future installation of compression.

The project incorporates probable undeveloped reserves from the following fields, with year of initial production shown accordingly: Angore (2019), Agogo and Moran (2023), Juha (2023) and SE Hedinia (2028). The reserves estimated from these fields are from analogous reservoirs to those already producing to the project. The undeveloped fields are not currently required since the existing producing fields have significantly greater deliverability capacity than is required to meet the LNG plateau rate.

The future installation of gas compression will allow a material reduction in surface flowing pressures which will increase gas capacity, extend the plateau length and result in increased reserves. In the probable undeveloped category, installation of two stages of additional gas compression will occur at the Hides Gas Conditioning Plant, the first in 2020 and the second in 2029.

A reconciliation of reserves reflecting changes in Oil Search’s reserves year over year is not available. It is not possible to conclude a reconciliation of Oil Search’s reserves over the past three years as no new data or information is available to facilitate the completion of such a reconciliation.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions and other factors and assumptions that may affect the reserve estimates and the present worth of the future net revenue therefrom. These factors and assumptions include, among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and government restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

Oil Search does not anticipate any unusually high development costs or operating costs, any significant abandonment and reclamation costs, or contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations.

Future Development Costs

	Forecast Prices and Costs (MM US$) Oil Search Limited Share
Year	Proved Reserves	Proved Plus Probable Reserves

2016	27	27
2017	77	77
2018	155	155
2019	196	196
2020	216	216
Thereafter	754	794

Total Undiscounted	1,425	1,466
Total Discounted at 10%	876	884

As at 31 December 2015, Oil Search had liquidity of US$1.66 billion, comprising US$910.5 million in cash and US$748 million available committed funding lines. Whilst Oil Search remains cash flow positive at low oil prices, the current strong liquidity position provides substantial financial flexibility should oil prices decline. Oil Search has more than sufficient funds to support all scheduled debt repayments, as well as planned exploration, appraisal and development activities over the medium term. Oil Search’s financial strength also provides Oil Search with considerable optionality in continuing to judiciously pursue its growth initiatives.

Other Oil and Gas Information

Description of Principal Properties

The following is a description of Oil Search’s principal oil and natural gas properties as at 31 December 2015.

Operated PNG oil and gas production

•	Kutubu

The Kutubu Oil Project, which was PNG’s first commercial oil field development, is located in the Southern Highlands of PNG. Oil was first discovered at Kutubu in 1986 and commercial production commenced in June 1992. Oil Search is the operator of the Kutubu Oil Project, in which it holds a 60.05% interest. The Kutubu development comprises a network of wells that produce oil from the Iagifu-Hedinia, Usano and Agogo fields, a gathering system, on-site processing facilities (the Agogo and Central Processing Facilities), supporting infrastructure, a 270 kilometre crude oil export pipeline to the coast and a marine loading terminal in the Gulf of Papua. Crude oil production from the Kutubu Oil Project is sold as part of the ‘Kutubu Blend’, comprising crude oil production from the Kutubu, Moran and Gobe projects and condensate from the PNG LNG Project.

•	Moran

The Greater Moran Oil Project straddles three petroleum development licences and is located in the Southern Highlands Province, 480 kilometres north-west of Port Moresby. In late 2006, the joint venture partners for the three separate licences agreed to establish a single Greater Moran Unit across the Moran and NW Moran fields. The unitisation split resulted in Oil Search holding a 49.51% interest in the Greater Moran Unit. Oil Search operates the Greater Moran Unit. Crude oil production from the Greater Moran Unit is sold as part of the ‘Kutubu Blend’.

•	Gobe

The Gobe Oil Project is located in the Gulf and Southern Highlands Provinces, 85 kilometres south-east of the Kutubu Oil Project. Oil is exported via an 8 kilometre pipeline which joins the Gobe processing facility to the Kutubu export pipeline and marine loading terminal in the Gulf of Papua. The Gobe fields are now in their decline phase, but active well management and facility optimisation is ongoing, to mitigate the fields’ natural decline rates. Crude oil production from the Gobe Project is sold as part of the “Kutubu Blend”.

•	Hides

The Hides gas field is located in the Southern Highlands Province, 80 kilometres north-west of Kutubu. Oil Search has a 16.6% interest in the underlying petroleum development licence and a 100% interest in the Hides Gas to Electricity Project. The Hides Gas to Electricity Project consists of a pipeline connecting the wells to a small gas conditioning plant at the Hides Production Facility located in the Tagari River valley. Sales gas is then used by the Porgera mining project to generate electricity in an adjacent facility. The electricity is transmitted to the Porgera mining project by overhead wire. Condensate produced along with the gas is distilled into naphtha and diesel which is used within the Hides facility and sold into the local market, with the balance transported by truck to the Central Processing Facility at Kutubu for export. Oil Search owns 100% of the Hides Gas to Electricity Project and is the operator of it. The gas is sold under a long-term gas supply contract with the Porgera mining project which was revised in the first half of 2012.

PNG LNG Project

The PNG LNG Project is a 6.9 million tonne per annum integrated LNG project operated by ExxonMobil PNG Limited. Over time, the gas will be sourced from seven fields: the Hides, Angore and Juha gas fields and from associated gas in the Oil Search operated Kutubu, Agogo, Moran and Gobe Main oil fields. Oil Search has a 29% interest in the project, which is operated by ExxonMobil.

More than 9 tcf of gas and 200 million barrels of associated liquids are expected to be produced over the project’s 30+ year life. The gas is conditioned in the PNG Highlands and then transported by gas pipeline to the LNG plant, located approximately 20 kilometres north-west of Port Moresby. The gas is liquefied at the LNG plant prior to loading onto ocean-going tankers to be shipped primarily to Asian gas markets. Meanwhile, condensate from the PNG LNG Project is combined with existing production from Oil Search’s PNG oil fields and exported as ‘Kutubu Blend’ from the Kumul Marine Terminal located offshore in Gulf Province.

The project came onstream in the first half of 2014, ahead of schedule and within the revised US$19 billion budget. Condensate production and export commenced in March 2014, followed by the start of LNG production in April 2014. The project reached full nameplate operating capacity in July 2014, only three months after first production.

Oil Search and its PNG LNG co-venturers are also seeking opportunities to leverage existing infrastructure and skills developed through the foundation project. Production optimisation/debottlenecking offers the potential to add material incremental value to the Project. In addition, as the existing pipelines and infrastructure at the PNG LNG plant site have the capacity to accommodate a third LNG train with minor additional investment, the addition of a third brownfield LNG train offers a potential high-return growth opportunity. While there are a range of potential gas supply sources, expansion is expected to be underpinned primarily by the P’nyang gas field, which is operated by ExxonMobil and in which Oil Search has a 38.5% interest.

Papua LNG Project

In March 2014, Oil Search acquired a 22.835% interest in the licence that contains the Elk-Antelope gas discoveries in the onshore Gulf Province. As the largest undeveloped gas resource in PNG, it has the potential to underpin a second world-scale LNG development in PNG.

A comprehensive appraisal programme is underway to delineate the size and structural extent of the Elk-Antelope gas resource. Initial results are encouraging and confirm the existence of a substantial resource base. While further work remains, Oil Search anticipates that the Elk-Antelope field has sufficient resources to underpin an LNG export project. Oil Search holds a 22.835% (gross) interest in the underlying licence, with InterOil holding a 36.538% interest and Total, as operator, holding a 40.128% interest.

Exploration

PNG exploration

Oil Search recognises that it is essential to invest in exploration through the oil price cycle, to ensure that the Company has an ongoing pipeline of future growth opportunities. The current period of low oil prices presents an opportunity for Oil Search to optimise its portfolio and tighten its focus on PNG, particularly on exploration activities that will support the ongoing commercialisation of gas.

At the end of 2015, Oil Search held 8 petroleum prospecting licences and 5 petroleum retention licences in PNG, including licences in areas adjacent to the P’nyang, Hides and Juha gas fields in the North-West Highlands. During the year, 1 exploration well was drilled and 194km of 2D seismic data was acquired. A systematic exploration and appraisal programme targeting material gas resources commenced in 2015, with the acquisition of 2D seismic and preparations for drilling in 2016 and 2017.

Through 2015, Oil Search undertook a detailed review of PNG’s hydrocarbon basins which confirmed that there is significant exploration upside, particularly for gas. To this end, through 2015 Oil Search entered three new exploration licences and submitted eight new licence applications, the majority in conjunction with ExxonMobil. The new licence applications will support exploration for long term gas reserves, new conventional plays and areas with potential for new “game changers”.

Oil Search’s near term exploration activities are focused on utilising Oil Search’s competitive advantage in PNG across licences that are believed to have material gas potential close to existing infrastructure, to support the high value potential LNG expansion, by exploring in areas near its existing gas assets and refreshing the PNG exploration inventory with high-impact gas opportunities in proven and emerging fairways.

Middle East and North Africa exploration

The current political unrest and continuing security issues in the Middle East and North Africa make exploration activities currently undesirable in the region. As at the end of 2015 Oil Search was in the process of disposing of its interest in Yemen and had relinquished its licence in Tunisia.

Currently, Oil Search has a 60% interest in, and is operator of, the Taza Production Sharing Contract in the Kurdistan Region of Iraq. Taza is a 511 square kilometre block located in the south-east of Kurdistan, in a prolific petroleum province. Due to the deterioration of security Oil Search has reduced operational activity in Kurdistan.

Although international activities are being pared back, given PNG is primarily a gas province and the long lead times associated with LNG development, Oil Search is also seeking, in a measured way, to build a high-value, oil-focused exploration portfolio of material international opportunities, where Oil Search can leverage relationships developed over a decade operating in the Middle East and North African region. Any long term international opportunities will be evaluated against Oil Search’s high returning PNG growth opportunities.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Oil Search had a working interest as at December 31, 2015. All of the wells were located in Papua New Guinea and in the Kurdistan region of Iraq.

	Producing				Non-Producing (3)
	Oil		Gas		Oil		Gas
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Papua New Guinea	74	36.2	28	12	28	12.8	12	5.2
Kurdistan Region of Iraq	—	—	—	—	3	1.8	—	—
Total	74	36.2	28	12	31	14.6	12	5.2

Notes:

(1)	“Gross” means total number of wells in which an interest is held by Oil Search.
(2)	“Net” means the aggregate of the percentage working interests of Oil Search in the gross wells.
(3)	“Non-Producing” means wells that may or may not have been previously on production and the date production will be obtained from these wells is uncertain.

Properties with no Attributed Reserves

The following table summarizes Oil Search’s unproved properties (in acres) as at December 31, 2015.

	Unproved Properties (Acres)		Acres Expiring Within One Year
	Gross	Net	Net
Papua New Guinea	5,456,507	2,538,781	114,020
Kurdistan Region of Iraq	68,399	41,039	41,039
Yemen	1,233,055	419,239	419,239
Total	6,757,961	2,999,059	574,298

The following table summarizes Oil Search’s commitments in unproved properties as at December 31, 2015.

	Net Commitments (US$ million)
	Seismic	Wells	Other	Total
Papua New Guinea	1.6	92.3	32.2	126.1
Kurdistan Region of Iraq	—	—	—	—
Yemen	—	1.7	—	1.7
Total	1.6	94	32.2	127.8

While there are currently no outstanding work commitments for PRL15 in Papua New Guinea, an application for renewal of the licence was lodged in 2015 with a proposed work program including seismic and well commitments of US$1.7 million and US$11.4 million (net) respectively. Other commitments are for a range of studies, approvals and agreements (US$29.8 million).

While there are currently no outstanding work commitments for PRL3 (P’nyang field) in Papua New Guinea, an application for a petroleum development licence was lodged in 2015 with a proposed work program including a well commitment. An agreed cost for the well was not specified.

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

In view of the then current low oil and gas prices, in 2015 Oil Search undertook a business optimisation review of all aspects of its business, and identified the need for a renewed focus on cost management to maximise the financial returns from exploration and appraisal activities. As a result drilling and seismic contract rates were renegotiated and the use of both proven and innovative new technologies was introduced. This has enabled Oil Search to continue to plan for a 2016/2017 drilling campaign in PNG and continue to invest in exploration through the low oil price cycle to optimise the exploration portfolio.

As noted above, Oil Search is in the process of disposing of its interest in Yemen, has relinquished its interest in Tunisia and is reducing operational activity in the Kurdistan region of Iraq.

Forward Contracts

Oil Search did not establish any oil hedges during the period and remains unhedged to oil price movements. Oil Search does not seek to limit its exposure to fluctuations in oil prices. Rather, the central aim of oil price risk management is to ensure Oil Search’s financial position remains sound and that Oil Search is able to meet its financial obligations in the event of low oil prices.

Costs Incurred

The following table summarises net capital expenditures related to activities attributable to Oil Search’s oil and gas assets for the year ended 31 December 2015:

Costs incurred	(US$000’s)
Papua New Guinea

Production capital and other property, plant and equipment acquisitions	128,268
Property Acquisitions
Unproved properties	5,818
Exploration Costs	150,878
Development Costs	135,211

Middle East and North Africa

Exploration Costs	119,003

Total capital expenditures (1)	539,178

Notes:

(1)	Excludes finance leases

Exploration and Development Activities

The following table sets out the gross and net wells in which Oil Search participated during the year ended 31 December 2015:

	Exploration/Appraisal		Development		Total
	Gross	Net	Gross	Net	Gross	Net
PNG
Oil wells	—	—	3	1.5	3	1.5
Gas wells	4	1.0	1	0.3	5	1.3
Dry holes	1	0.2	—	—	1	0.2

Iraq
Oil wells	2	1.2	—	—	2	1.2

Total	7	2.4	4	1.8	11	4.2

Oil Search is currently pursuing exploration opportunities that may lead to the expansion of the PNG LNG Project.

Oil Search is also continuing to support Total in its pursuit of the development of the Papua LNG Project, which will seek to exploit the Elk and Antelope fields. A comprehensive appraisal programme in relation to the project is currently underway, with the Antelope 7 appraisal well expected to spud in the second half of 2016.

Oil Search is also undertaking additional exploration in PNG to support continued commercialisation of gas in the area and leverage off existing infrastructure.

Production Estimates for 2016

	Conventional (1) Natural Gas	Natural Gas Liquids	BOE	Conventional (1) Natural Gas
	(Bcf)	(MMbbl)	(MMBOE)	(Btu x 10[12] )
Papua New Guinea
Total Proved	319.5	9.6	62.9	361.6
Total Probable	-1.0	0.5	0.4	0
Total Proved plus Probable	318.5	10.2	63.3	361.6

Notes:

(1)

2016 natural gas volumes are higher in the Proved Category than in the Proved + Probable Category. This is a result of the total volume being produced from several fields. The Proved + Probable category has a greater proportion of richer fields on plateau in 2016, which results in the same annual energy output being achieved with lower gas volumes.

(2)	Columns may not add due to rounding.

Note that the Hides field is likely to contribute over 80% of total Proved plus Probable production in 2016, estimated at 54 MMBOE (gross).

The production estimates shown in the table above relate to the information provided in this section, as required by NI 51-101. It should be noted that Oil Search’s 2016 guidance range for PNG LNG production remains unchanged from that disclosed in its releases to the ASX.

Production and Financial Operating Performance History

The following table indicates average daily production and operating margins, net to Oil Search, from its material properties for the periods ending 30 June and 31 December for the 2014 and 2015 calendar years. Oil Search’s material producing asset, the PNG LNG Project, commenced operations in 2014 hence no information prior to 2014 is included.

	2014		2015
	1H2014	2H2014	1H2015	2H2015
PNG LNG Unitised Joint Venture
Average Daily Production(1)
Natural Gas Liquids (Bbl/d)	2,212	8,479	8,754	9,179
Conventional Natural Gas (Mcf/d)	41,413	242,953	263,684	265,866
Combined (BOE/D) (3)	9,115	48,971	52,701	53,490

	2014		2015
	1H2014	2H2014	1H2015	2H2015
Average Price Received(1)
Oil and Condensate (US$/Bbl)	111.57	87.07	56.64	46.40
LNG and Natural Gas (US$/mmBtu)	14.20	13.90	10.19	8.66

Operating Margin US$000s
Revenue	117,338	779,344	662,829	550,798
Costs of production	-4,942	-79,934	-89,714	-68,246
Selling and distribution	-6,459	-32,391	-26,845	-23,565
Other	185	190	873	1,096
EBITDAX(2) margin	106,122	667,209	547,143	460,083
EBITDAX margin %	90%	86%	83%	84%

Notes:

(1)	Average realised prices across all Oil Search fields and not just for the PNG LNG Project.
(2)	EBITDAX refers to earnings before interest, tax, depreciation/amortisation, impairment and exploration expense.
(3)	1 boe is 6000 scf.

The production estimates shown in the table above relate to the information provided in this section, as required by NI 51-101. It should be noted that Oil Search’s 2016 guidance range for PNG LNG production remains unchanged from that disclosed in its releases to the ASX.

The following table indicates Oil Search’s average daily production from its material properties for the year ended December 31, 2015:

	Natural Gas	Natural Gas Liquids	BOE
	(MMcf/d)	(Bbl/d)	(BOE/D)
Total PNG LNG	264.8	8,968	53,099

Additional Oil and Gas Information

Additional information relating to Oil Search’s oil and gas activities may be found in the Oil Search Annual Report attached as Appendix “A” to this Schedule A.

OIL SEARCH FINANCIAL STATEMENTS

The annual financial statements of Oil Search are set forth in Oil Search Annual Report attached as Appendix “A” to this Schedule A.

DIVIDENDS

The total dividend paid for 2015 was US 10 cents per Oil Search Share, comprising a US six cents per share interim dividend and a US four cents per share final dividend. This compares to total dividend payments of US 14 cents per share in 2014 (comprising a US 10 cents per share ordinary dividend and a US four cents per share special dividend) and US four cents per share in 2013 (comprising a US two cents per share interim dividend and a US two cents per share final dividend).

Oil Search is not subject to any restrictions under its constitution or elsewhere that could prevent Oil Search from paying dividends. Oil Search will determine if, and when, dividends will be declared and paid in the future based on Oil Search’s financial position at the relevant time.

Under its dividend policy, Oil Search intends to distribute between 35% and 50% of core profit by way of dividends. The Oil Search Board believes a proportional dividend policy, where dividend payments are aligned with Oil Search’s profitability, remains appropriate in the current volatile oil price environment.

DESCRIPTION OF CAPITAL STRUCTURE

General

As at June 21, 2016, Oil Search had the following issued and outstanding securities:

•	1,522,692,587 Oil Search Shares (including 1,139,222 Oil Search Shares held in trust for participants under Oil Search’s Long Term Incentive Plan (“LTIP”));

•	2,903,094 unlisted performance rights; and

•	1,573,672 share rights.

Ordinary Shares

Holders of Oil Search Shares are entitled to be notified of each meeting of members and to be present at any such meeting, either in person or by proxy. Holders of Oil Search Shares are entitled to cast one vote at a meeting of members for each Oil Search Share held. The Oil Search Board may declare a dividend to be paid to holders of Oil Search Shares in its discretion. The Oil Search Board may only make a call on a shareholder to the extent that any Oil Search Shares that they hold are not fully paid-up. Upon dissolution or winding up, holders of Oil Search Shares will be entitled to a pro rata distribution of assets, in proportion with their shareholding. The rights attaching to Oil Search Shares cannot be varied without the agreement of at least 75% of shareholders.

Restricted Shares

Restricted shares (“Restricted Shares”) are Oil Search Shares issued under the terms of the LTIP. For all senior executives, 50% of their STIP award is paid in cash and the other 50% is converted into Restricted Shares under the LTIP. The Restricted Shares are held in trust on behalf of the employee and vest on 1 January two years after the end of the performance period to which the award relates, providing that the executive remains employed with Oil Search. Any dividends payable on restricted shares issued as the deferred component of an executive’s STIP award are paid to the executive. Restricted Shares are also used for ad hoc retention awards from time to time with the Restricted Shares only vesting after the employee has completed a specified period of future service with Oil Search.

Performance Rights

Performance rights (“Performance Rights”) are awarded under the LTIP, and are rights to acquire Oil Search Shares for nil consideration, conditional on pre-determined corporate performance hurdles being met within defined time restrictions. Vesting of the awards depends on Oil Search’s total shareholder return performance over a three-year period relative to two peer groups of companies. If the performance hurdles are satisfied, awards automatically exercise on the vesting date and one Oil Search Share is transferred in satisfaction of each vested Performance Right.

Share Rights

SARs were replaced with Share Rights (“SR”) in 2014. Each SR grants the holder thereof the right to receive one Oil Search Share at the end of the vesting period subject to continued employment at the vesting date. The number of SRs, and therefore the number of Oil Search Shares which will be delivered on the vesting date, is determined at the grant date. This is a simpler mechanism than the previous SARs; SRs provide a less leveraged, and therefore less volatile, outcome for participants making the awards easier to value, which increases the retention value.

CONSOLIDATED CAPITALIZATION

The following table sets forth Oil Search’s consolidated capitalization: (i) as at December 31, 2015 before giving effect to the Arrangement; and (ii) as at December 31, 2015 after giving effect to the Arrangement. The table should be read in conjunction with the Oil Search financial statements attached as Appendix “A” to this Schedule A.

	Authorized	Oil Search as at 31 December 2015 before giving effect to the Arrangement	Oil Search as at 31 December 2015 after giving effect to the Arrangement(1)
Oil Search Shares	Unlimited	$3,147,340,000 (1,522,692,587 Oil Search Shares)	$4,435,067,436 (1,780,238,074 Oil Search Shares)
Unlisted Performance Rights		3,422,243	3,422,243
Share Appreciation Rights		1,225,800	1,225,800
Share Rights		1,018,608	1,018,608
Contingent Value Rights		Nil	$278,083,575 (51,123,663 CVRs)
Long Term Debt		$4,012,278,000	$4,142,278,000

Notes:

(1)	Assuming: (i) the Cash Alternative is taken up in full by InterOil Shareholders; and (ii) a 7.1 tcfe resource is booked for the purposes of valuing the CVR.

OPTIONS TO PURCHASE SECURITIES

As at the date of the Information Circular, there are no outstanding options to purchase securities of Oil Search or of any subsidiary of Oil Search that are held by any past or present directors or executive officers of Oil Search or of any of its subsidiaries.

PRIOR SALES

No Oil Search Shares have been issued by Oil Search in the 12 month period prior to the date of the Information Circular.

TRADING PRICE AND VOLUME

Oil Search Shares are listed on the ASX and the POMSoX under the symbol OSH. Shares are also traded in the United States of America, via American Depositary Receipts (ADRs) on the US over the counter market under the code OISHY through an ADR programme administered by Bank of New York Mellon. The following table discloses the monthly high and low trading prices and monthly trading volumes of Oil Search common shares as traded on ASX during the 12 months before the date of the Information Circular:

ASX (OSH) in Australian Dollars

Month	High	Low	Volume	Close
2015
July	7.51	6.605	125,685,943	7.47
August	7.42	5.62	184,026,068	6.80
September	7.94	6.52	238,449,000	7.17
October	8.16	7.11	146,442,812	7.85

ASX (OSH) in Australian Dollars

Month	High	Low	Volume	Close
November	8.36	7.52	342,158,642	8.20
December	8.345	5.81	244,406,252	6.70
2016
January	6.95	5.56	164,355,168	6.50
February	7.53	6.10	293,829,691	6.68
March	7.69	6.60	150,322,441	6.76
April	7.09	5.98	142,715,256	7.03
May	7.29	6.475	172,081,623	6.79
June (June 1, 2016 to June 24, 2016)	7.15	6.31	146,418,564	6.43

Source: Bloomberg

ESCROWED SECURITIES

As at the date of the Information Circular, no Oil Search Shares are held in escrow pursuant to any escrow arrangement.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Oil Search directors and executive officers, other than as set out below, as of the date of the Information Circular, no person or company will beneficially own, control or direct, directly or indirectly, 10% or more of the Oil Search Shares:

Name of beneficial holder	Oil Search Shares held	Percentage of total issued Oil Search Shares (approx.)	Percentage of total issued Oil Search Shares (approx.) after giving effect to the Arrangement(1)

International Petroleum Investment Company	196,604,177	12.91%	11.04%

Notes:

(1)	Assuming the Cash Alternative is taken up in full by InterOil Shareholders and RSU Holders.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The names, jurisdictions of residence, the positions with Oil Search and the principal occupations for the prior five years of the directors and executive officers are set out below.

Name and Jurisdiction of Residence	Position with Oil Search	Principal Occupation	Number and Percentage of Oil Search Shares Held

Mr Peter Botten, CBE Western Australia, Australia	Managing Director	Mr Botten has been the Managing Director of Oil Search since 1994.	2,550,034 (representing approximately 0.17% of all Oil Search Shares on issue as at the date of the Information Circular)

Mr Gerea Aopi, CBE Port Moresby, Papua New Guinea	Executive General Manager, Stakeholder Engagement	Mr Aopi has been an Executive Director of Oil Search since 2006 and a member of the Executive Leadership Team since 1998.	474,317 (representing approximately 0.03% of all Oil Search Shares on issue as at the date of the Information Circular)

Mr Paul Cholakos New South Wales, Australia	Executive General Manager, Technical Services	Mr Cholakos joined Oil Search in 2010 and was appointed EGM, Technical Services in 2015, having previously held the roles of EGM, PNG Operations and EGM, Project Development.	271,297 (representing approximately 0.02% of all Oil Search Shares on issue as at the date of the Circular)

Mr Stephen Gardiner New South Wales, Australia	Chief Financial Officer and Group Secretary	Mr Gardiner joined Oil Search in 2004 and was appointed Chief Financial Officer in 2012. Mr Gardiner is also the Group Secretary of Oil Search, a role he has held since May 2009.	387,167 (representing approximately 0.03% of all Oil Search Shares on issue as at the date of the Circular)

Mr Michael Herrett New South Wales, Australia	Executive General Manager, Human Resources	Mr Herrett joined Oil Search in 2012, after more than 30 years with BHP Billiton in senior Human Resources roles, including Vice President positions based in the US, UK and Australia.	36,107 (representing approximately 0.002% of all Oil Search Shares on issue as at the date of the Circular)

Mr Glenn Darnley-Stuart Australian Capital Territory, Australia	Executive General Manager, Project Development	Mr Darnley-Stuart joined Oil Search in 2003 and was appointed to the position of EGM, Project Development in early 2013.	42,500 (representing approximately 0.003% of all Oil Search Shares on issue as at the date of the Circular)

Dr Julian Fowles Port Moresby, Papua New Guinea	Executive General Manager, PNG Business Unit

Dr Fowles joined Oil Search in 2012, after a 23-year career with a number of large international oil and gas companies, including 16 years with Shell. Prior to joining Oil Search, Dr Fowles was Executive Director of Petra Energia S.A.

82,061 (representing approximately 0.005% of all Oil Search Shares on issue as at the date of the Circular)

Mr Ian Munro New South Wales, Australia	Executive General Manager, Gas Business Development

Mr Munro joined Oil Search in August 2013 to drive growth of the Oil Search’s gas business and deliver opportunities for gas commercialisation. Prior to joining Oil Search, Mr Munro was Vice President Commercial and Environment, Browse LNG Development at Woodside.

Nil

Name and Jurisdiction of Residence	Position with Oil Search	Principal Occupation	Number and Percentage of Oil Search Shares Held

Dr Keiran Wulff New South Wales, Australia	Executive General Manager, Exploration and New Business

Dr Wulff re-joined Oil Search in January 2015, having previously worked for Oil Search between 1995 and 2008. Prior to joining Oil Search, Dr Wulff held directorships in public Australian oil companies and was managing director of Buru Energy Limited. Dr Wulff also established Aligned Energy Ltd, a biomass to power company focused on providing power to developing countries in remote regions.

8,590 (representing less than 0.001% of all Oil Search Shares on issue as at the date of the Circular)

Mr Richard Lee AM New South Wales, Australia	Non-Executive Chairman

Mr Lee joined the Board on 9 May 2012 and was appointed Chairman on 28 February 2013. Mr Lee has extensive resource banking and international commercial experience. His previous senior executive roles include 16 years with CSR Limited and 9 years in the position of Chief Executive Officer of NM Rothschild Australia Limited. Mr Lee is a Director of Newcrest Mining Limited and a former Chairman of the Australian Institute of Company Directors.

96,829 (representing approximately 0.006% of all Oil Search Shares on issue as at the date of the Information Circular)

Sir Kostas Constantinou Port Moresby, Papua New Guinea	Non-Executive Director

Sir Kostas joined the Board on 16 April 2002. He is a prominent business figure in Papua New Guinea, holding a number of high level public sector and private sector appointments. Sir Kostas is Chairman of various companies, including Airways Hotel & Apartments Limited, Lamana Hotel Limited, Lamana Development Limited, Hebou Constructions, Alotau International Hotel, Pacific Games 2015 Authority and Bank of South Pacific. He is a Director of Heritage Park Hotel in Honiara, Gazelle International Hotel in Kokopo, Grand Pacific Hotel in Fiji, Taumeasina Island Resort in Samoa and Good Taste Company in New Zealand. Sir Kostas is also Vice Chairman of the Employers Federation of Papua New Guinea and Honorary Consul for Greece in Papua New Guinea and a Member of the APEC Business Advisory Council for Papua New Guinea.

Nil

Ms Fiona Harris Western Australia, Australia	Non-Executive Director, resigned 17 December 2015

Ms Harris joined the Oil Search Board on 1 March 2013. Ms Harris has over 18 years of experience as a non-executive director, including on the boards of numerous resource and other companies in the ASX50, ASX100 and ASX200, and several with international operations. Ms Harris resigned on 17 December 2015.

31,961 (representing approximately 0.002% of all Oil Search Shares on issue as at the date of the Information Circular)(1)

Name and Jurisdiction of Residence	Position with Oil Search	Principal Occupation	Number and Percentage of Oil Search Shares Held

Dr Agu Kantsler Western Australia, Australia	Non-Executive Director

Dr Kantsler joined the Board on 19 July 2010. Dr Kantsler worked with Woodside Petroleum for 15 years, where he was Executive Vice President Exploration and New Ventures from 1995 to 2009 and Executive Vice President Health, Safety and Security. Before joining Woodside Petroleum, Dr Kantsler had extensive experience with the Shell Group of Companies working in various exploration roles in Australia and internationally. Dr Kantsler has been a director of Forte Consolidated Limited and Savcor Group Limited. He was also Councillor and Director of the Australian Petroleum Production and Exploration Association (APPEA) for 15 years, where, as well as being chairman of several of APPEA’s committees, he was Chairman from 2000 to 2002. Dr Kantsler was also a founding member of the Australian Government’s Council for Australian Arab Relations. He is Managing Director of Transform Exploration Pty Ltd and a Director of Apprenticeships Australia Pty Ltd and President of the Chamber of Commerce and Industry, WA.

45,736 (representing approximately 0.003% of all Oil Search Shares on issue as at the date of the Information Circular)

Mr Bartholomew Philemon Port Moresby, Papua New Guinea	Non-Executive Director

Mr Philemon joined the Board on 5 November 2012. Mr Philemon is acknowledged as one of Papua New Guinea’s most influential leaders, with distinguished careers in both business and public service. Mr Philemon’s career highlights include serving as Chairman of Air Nuigini and holding a number of ministerial posts in PNG Government, including Minister of Foreign Affairs and Minister for Finance and Treasury. Mr Philemon served as the member for Lae Open in Government from 1992 until the 2012 elections. Mr Philemon is a director of Highlands Pacific Limited and the Bank of Papua New Guinea.

7,241 (representing less than 0.001% of all Oil Search Shares on issue as at the date of the Information Circular)

Name and Jurisdiction of Residence	Position with Oil Search	Principal Occupation	Number and Percentage of Oil Search Shares Held

Mr Keith Spence Western Australia, Australia	Non-Executive Director

Mr Spence joined the Board on 9 May 2012. Mr Spence brings over thirty years of oil and gas experience to the Board, having served in senior executive positions with Woodside Petroleum Limited, including Chief Operating Officer and Acting Chief Executive. Mr Spence was with Shell for 18 years prior to Woodside. Mr Spence is Chairman of Geodynamics Limited and Base Resources Limited. He chairs a number of other bodies, including the National Offshore Petroleum Safety and Environmental Management Authority Board. Mr Spence is a director of Independence Group NL and Murray and Roberts Holdings Limited.

25,000 (representing 0.002% of all Oil Search Shares on issue as at the date of the Information Circular)

Dr Zygmunt Switkowski Victoria, Australia	Non-Executive Director

Dr Switkowski joined the Board on 22 November 2010. Dr Switkowski’s career highlights include serving as Chief Executive Officer and Managing Director of Telstra, Chief Executive Officer of Optus and Chairman and Managing Director of Kodak (Australasia). Dr Switkowski currently serves as a Director of Tabcorp Limited and Healthscope Limited. He is Chairman of Suncorp Group and NBN Co. He is also Chancellor of the Royal Melbourne Institute of Technology (RMIT University). Dr Switkowski is a former Chairman of the Australian Nuclear Science and Technology Organisation and Opera Australia. He holds a PhD in nuclear physics from the University of Melbourne.

201,829 (representing approximately 0.01% of all Oil Search Shares on issue as at the date of the Information Circular)

Dr Eileen Doyle New South Wales, Australia	Non-Executive Director

Dr Doyle joined the Board on 18 February 2016. Dr Doyle’s career spans the building materials, water and industrials sectors, including senior operational roles at BHP Limited and CSR Limited and culminating in her appointment as CEO of CSR’s Panel’s Division. She is a director of GPT Group Limited, Boral Limited, Hunter Research Foundation and Knights Rugby League Pty Ltd. Dr Doyle is a member of the NSW Council of the Australian Institute of Company Directors. She has previously served on a number of other boards, including Deputy Chairman CSIRO and Chairman, Port Waratah Coal Services.

30,800 (representing approximately 0.002% of all Oil Search Shares on issue as at the date of the Information Circular)

Notes:

(1)	This represents the number of Oil Search Shares held by Ms Harris as at 17 December 2015, being the date on which she ceased to be a director of Oil Search.

COMMITTEES OF THE BOARD

During the year ended December 31, 2015, Oil Search had an Audit and Financial Risk Committee, a Corporate Actions Committee, a Health, Safety and Sustainability Committee and a People and Nominations Committee.

Members comprising the Committees of the Oil Search Board during the 2015 year were:

•	Audit and Financial Risk Committee: Dr Agu Kantsler (Committee Chairman), Ms Fiona Harris, Mr Bartholomew Philemon and Dr Zygmunt Switkowski. Mr Rick Lee is an ex-officio attendee of this Committee;

•	Corporate Actions Committee: Mr Rick Lee (Committee Chairman), Mr Peter Botten, Dr Agu Kantsler, Mr Keith Spence, Ms Fiona Harris and Dr Zygmunt Switkowski;

•

Health, Safety and Sustainability Committee: Mr Keith Spence (Committee Chairman), Dr Agu Kantsler, Mr Gerea Aopi, Sir Kostas Constantinou and Ms Fiona Harris. Mr Rick Lee is an ex-officio attendee of this Committee; and

•

People and Nominations Committee: Dr Zygmunt Switkowski (Committee Chairman), Sir Kostas Constantinou, Mr Bartholomew Philemon and Mr Keith Spence. Mr Rick Lee is an ex-officio attendee of this Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Oil Search’s knowledge, other than as disclosed herein, no director or executive officer of Oil Search has, within the last ten (10) years prior to the date of this document, been a director or executive officer of any issuer (including Oil Search) that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied Oil Search access to any statutory exemption for a period of more than thirty (30) consecutive days; or (ii) was subject to an order that was issued, after the director or executive officer ceased to be a director or executive officer, but which resulted from an event that occurred while that person was acting in the capacity as a director or executive officer, and resulted in the issuer being the subject of a cease trade or similar order, or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) was or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets, other than as described below.

In addition, no director, executive officer or any personal holding companies of a director or executive officer has, within the last ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

No director or executive officer or personal holding companies of a director or executive officer has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has elected into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

Circumstances may arise where directors and officers of the Oil Search Group of companies are directors or officers of companies which are in competition to the interests of the Oil Search Group. Pursuant to the Oil Search constitution and the PNG Companies Act 1997, directors who have an interest in a proposed transaction upon which the Oil Search Board of Directors is voting are required to disclose their interests. In addition, any officer with an interest in a proposed transaction is required to disclose his or her interests and to be excluded from discussions and executive and Board meetings where a potential material conflict exists. The Oil Search constitution and the PNG Companies Act 1997 do not require interested directors to refrain from voting on the transaction, unless the board otherwise determines (with the interested director being excluding from voting on such determination).

As at the date hereof, except as disclosed above, Oil Search is not aware of any existing or potential material conflicts of interest between Oil Search and a director or officer of Oil Search or of an Oil Search subsidiary.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Canadian securities laws require the disclosure of the compensation received by each “Named Executive Officer” (“Named Executive Officer”) of Oil Search for the three most recently completed financial years. “Named Executive Officer” is defined by Canadian securities legislation to mean: (a) a chief executive officer of Oil Search; (b) a chief financial officer of Oil Search; (c) each of Oil Search’s three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (c) but for the fact that the individual was neither an executive officer of Oil Search, nor acting in a similar capacity, at the end of the most recently completed financial year.

For the fiscal year ended December 31, 2015, Oil Search had five Named Executive Officers: Mr Peter Botten, Managing Director; Mr Stephen Gardiner, Chief Financial Officer; Dr Julian Fowles, EGM PNG Business Unit; Mr Paul Cholakos, EGM Technical Services; and Mr Gerea Aopi, EGM Stakeholder Engagement. Compensation Governance

The People and Nominations Committee (the “People and Nominations Committee”) of the Oil Search Board, provides advice and recommendations to the Board regarding people matters. The People and Nominations Committee’s responsibilities include:

•	Review of the ongoing appropriateness, coherence, and competitiveness of remuneration policies and practices, and recommendation of changes to the Oil Search Board as appropriate;

•	Oversight of the implementation of remuneration, retention, talent management and termination policies;

•	Oversight of the key processes employed to identify and develop talent across the Oil Search Group;

•	Recommendation to the Oil Search Board on the specific remuneration of executive directors, Named Executive Officers and any other direct reports to the Managing Director;

•	Recommendation to the Oil Search Board of budgets for annual remuneration awards for all other employees;

•	Recommendation to the Oil Search Board on performance measures underpinning all incentive plans;

•	Performance reviews for the Oil Search Board;

•	Proposal to the Oil Search Board for appointment of new non-executive directors; and

•	Approval of terms and conditions and contracts for any new Named Executive Officers and other direct reports of the Managing Director.

The People and Nominations Committee must comprise at least three non-executive directors. The current members of the People and Nominations Committee are:

•	Dr Zygmunt Switkowski – independent non-executive director (Chair since 12 May 2011)

•	Sir Kostas Constantinou OBE – independent non-executive director (Member since 16 April 2002)

•	Mr Keith Spence – independent non-executive director (Member since 9 May 2012)

•	Mr Bartholomew Philemon – independent non-executive director (Member since 5 November 2012)

Mr Rick Lee, as Chairman of Oil Search, is an ex-officio member of the People and Nominations Committee.

The members of the People & Nominations Committee have extensive experience and knowledge in relation to compensation matters, accumulated either through executive roles they have held or a combination of significant executive and non-executive roles over a number of years.

Under its charter, the People and Nominations Committee must meet at least four times a year. The People and Nominations Committee formally met four times during 2015 and the People and Nominations Committee members’ attendance records are disclosed in Appendix F to this Schedule. A copy of the charter of the People and Nominations Committee is available on Oil Search’s website in the “Corporate Governance” section.

Compensation Consultant

To ensure it remains up to date with market practice, the People and Nominations Committee engages independent external advisors from time to time. When the People & Nominations Committee seeks advice in relation to key management personnel remuneration quantum or structure, the external adviser is engaged directly by, and any advice received is provided directly to, the People & Nominations Committee. The remuneration consultant must include with their recommendation a declaration as to whether their remuneration recommendation is made free from undue influence by the key management personnel to which the remuneration relates.

The People and Nominations Committee did not commission any advice from external consultants during 2015 in relation to executive remuneration quantum or structure or Board remuneration quantum or structure.

Compensation objectives

The objectives of the Oil Search compensation policy are to:

•	attract and retain the talent necessary to create value for shareholders;

•

reward Named Executive Officers and other employees fairly and responsibly, having regard to the performance of Oil Search, the competitive environment and the individual performance of each employee; and

•	comply with all relevant legal and regulatory provisions.

Oil Search’s approach to remuneration is based upon “Reward for Performance”, and remuneration is differentiated based on various measures of corporate, team, and individual performance.

Remuneration benchmarking

Remuneration for Named Executive Officers is benchmarked against that of similar roles in a primary reference group of relevant Australian listed companies.

ASX companies with a primary industry classification of “oil and gas exploration and production” vary markedly in size, capital structures and stage of maturation. Other than Woodside Petroleum Limited, Santos Ltd. and Oil Search, the remainder of companies in this industry classification are considered too small to provide appropriate direct market comparisons. Without sufficient oil and gas industry comparators, the core comparator group is therefore also extended to comprise ASX listed companies that are of a similar size to Oil Search (broadly one third to three times Oil Search’s market capitalisation), and who compete with Oil Search for key talent and/or are in industries that are capital intensive with similar financial structures including:

•	Downstream oil and gas (including Caltex, AGL and Origin);

•	Services and construction providers to the oil and gas industry: (including WorleyParsons and Lend Lease);

•	Resources companies, coal and alternative energy producers (including Iluka, Fortescue and Newcrest);

•	Infrastructure (including Transurban, Asciano, Sydney Airport and Aurizon); and

•	Other industrial companies with international operations (including Boral, James Hardie and Orica).

A smaller and secondary reference group of international energy and mining companies is used to assess whether any particular positions for which incumbents may be sourced internationally warrant extra consideration.

Base Salaries

Total Fixed Remuneration (“TFR”)

TFR, which includes superannuation contributions and other remunerative benefits, is targeted within the range of the median and the 62.5 percentile of the primary reference group, depending on the international marketability and mobility of the executive concerned. Executives may choose to receive some of their remuneration in the form of salary packaged items such as motor vehicles or additional superannuation contributions. Any costs arising from fringe benefits tax on salary packaged items are borne by the executive.

The target ranges for TFR are 80% – 120% of competitive benchmarks. An independent external remuneration consultant is engaged by the People and Nominations Committee from time to time to provide competitive benchmark data for Named Executive Officers roles.

For other roles in the organisation, remuneration information is derived from annual remuneration surveys conducted by independent third parties and managed by Oil Search’s human resources team.

An annual TFR review budget, agreed by the Oil Search Board each year, is used to adjust TFRs paid to individuals to ensure that their fixed remuneration remains competitive for their specific skills, competence, and value to Oil Search.

At Risk Remuneration

All permanent Oil Search employees participate in the STIP and the LTIP. Both the STIP and the LTIP are “at risk” remuneration, with any payment dependent on performance. A higher proportion of remuneration is “at risk” for Oil Search’s senior employees.

The Board’s objective is that the size of STIP and LTIP incentives should reflect Oil Search’s success in creating shareholder value, whilst ensuring overall remuneration is competitively positioned against benchmarks based on the reference groups of companies mentioned above.

The size of the STIP is directly related to corporate performance against a range of key measures that impact shareholder value, namely operational metrics (safety, production, costs, and development initiatives) and growth metrics (the discovery or acquisition of new hydrocarbon resources and achievement of tangible value adding milestones towards commercialisation of significant oil or gas volumes).

The ultimate value received from awards granted under the LTIP is directly related to Oil Search’s share price, and, in the case of Performance Rights, Oil Search’s Total Shareholder Return (“TSR”) relative to two peer groups of companies as detailed further below.

Short-Term Incentive

The STIP provides an annual incentive opportunity of 180% of TFR for the Managing Director and 100% of TFR for senior executives.

The target payout under the STIP provides for a payment of 50% of the incentive opportunity, i.e., 90% of TFR for the Managing Director and 50% of TFR for senior executives.

The following table summarises short-term incentive (“STI”) awards as a % of TFR for the Managing Director for a range STI outcomes.

	STI outcome as a % of Opportunity	STI outcome as % of TFR
		Managing Director	Other Named Executives
Minimum	0%	0%	0%
Target	50%	90%	50%
‘Opportunity’	100%	180%	100%

Half of the STI outcome is paid in cash in March following the end of the year to which the STI related and the other half is converted to Restricted Shares which are held in trust on behalf of the employee and vest on 1 January two years after the end of the performance period to which the award relates, provided the executive remains employed with Oil Search. Any dividends payable on Restricted Shares issued as the deferred component of an executive’s STI award are paid to the executive.

Determination of the STI pool

The size of the STI pool is directly related to corporate performance through a scorecard which includes a range of key measures that directly affect shareholder value and which are directly linked to the Oil Search strategic plan.

At the start of each year, the Oil Search Board determines the hurdles and target levels of performance which form the STI scorecard.

For 2015, the STI scorecard used to determine the size of the overall STI pool comprised the following components:

•	Operational components (55% of the scorecard):

•	Safety (10%, comprising 6% total recordable injury frequency rate and 4% high potential incident rate)

•	Production (20%, comprising 10% operated asset production and 10% non-operated asset production)

•	Costs (20%)

•	Earnings before interest, tax, depreciation/amortisation, impairment and exploration (5%)

•	Business Growth components (45% of the scorecard):

•	Discovery or acquisition of new 2C gas resources (15%)

•	Discovery or acquisition of new 2C oil resources (15%)

•	Strategic and growth initiatives (15%)

Following the end of each year, the Oil Search Board approves an overall STI pool based on the level of achievement against the hurdles that were determined at the start of the year.

The STI pool is then distributed to employees taking into account:

•	The individual performance of the employee against their job requirements, key performance indicators and demonstration of Oil Search’s leadership behaviours; and

•	The relative contribution of the employee’s business unit or function to the achievement of the organisational objectives.

The target levels of performance set by the Oil Search Board are challenging and if achieved deliver the payment of 50% of STI opportunity (the target amount).

Share-Based or Option-Based Awards

Long-Term Incentive (LTIP)

Oil Search’s LTIP provides for the grant of incentive awards (“Awards”) to eligible employees (including directors employed in an executive capacity), provided that they have demonstrated an acceptable level of personal performance. The Awards may take the form of performance rights, share appreciation rights, share rights, restricted shares, or options.

Awards are generally granted annually in May following the Annual General Meeting at which shareholder approval is sought for awards of Performance Rights and Restricted Shares for executive directors.

Dealing in any unvested Awards under the LTIP is prohibited under the LTIP rules.

(a)	Restricted Shares

Restricted Shares are Oil Search Shares granted to participants in the LTIP, which are still subject to satisfaction of performance conditions. Restricted shares only vest after the employee has completed a specified period of future service with Oil Search.

As noted above, the 50% deferred portion of an executive’s STI is awarded as Restricted Shares under the LTIP. Any dividends payable on Restricted Shares issued as the deferred component of an executive’s STI award are paid to the executive.

(b)	Performance Rights

For Named Executive Officers, and other senior managers approved by the Board, awards under the LTIP are provided in the form of a grant of Performance Rights.

Awards of Performance Rights under the LTIP are rights to acquire Oil Search Shares for nil consideration, conditional on pre-determined corporate performance hurdles being met within defined time restrictions.

The Managing Director receives an annual award of Performance Rights with a ‘face value’ of 90% of TFR. Other Named Executive Officers receive an annual award of Performance Rights with a ‘face value’ of 60% of their respective TFRs. The number of Performance Rights to be granted is determined by dividing the dollar value of the award by the volume weighted average price of Oil Search shares for the five trading days following the announcement of the prior year’s financial results. The allocation price is not discounted to reflect the performance conditions attaching to the awards or that the awards do not attract dividends over the vesting period.

Awards for executive directors are put to shareholders for approval at the Annual General Meeting in May and following that approval awards are formally granted to executive directors and other participants.

Vesting of the Performance Rights depends on Oil Search’s TSR performance over a three-year period relative to two peer groups of companies. If the performance hurdles are satisfied awards automatically exercise on the vesting date and one Oil Search Share is transferred in satisfaction of each vested Performance Right.

Oil Search’s TSR over the three year performance period is ranked against the TSR of each company in the two peer groups over the same period.

For each peer group, if Oil Search’s TSR performance is:

•	below median, that is the 50th percentile, no Performance Rights will vest;

•	at the median, 25% of the Performance Rights granted will vest;

•

greater than the median and less than the 75th percentile, the number of Performance Rights that will vest increases on a straight line basis from 25% to 50% of the total number of Performance Rights granted;

•	at or above the 75th percentile, 50% of the Performance Rights granted will vest.

For example, if Oil Search’s TSR performance is at or above the 75th percentile of TSR performance of both peer groups, 100% of the Performance Rights granted will vest.

For awards made since 2012, the two peer groups have been:

•	The ASX50 (excluding property trusts and non-standard listings); and

•	The constituents of the Standard & Poor’s Global 1200 Energy Index. TSR outcomes for this international group are measured in common US dollar base currency to provide consistency of measurement.

Awards of Performance Rights are aligned with growth in shareholder value, measured in terms of TSR relative to other peer companies.

As noted above, all permanent Oil Search employees are eligible to participate in the LTIP. They generally receive awards of Share Rights.

(c)	Share Rights

A Share Right (“SR”) is a right to an allocation of Oil Search Shares for nil consideration, with a performance condition that relates only to a period of continuous service. On the vesting date, the number of SRs that have vested will be automatically exercised and converted to Oil Search Shares. SRs have not been offered to Named Executive Officers.

(d)	Share Appreciation Rights and Options (legacy plans, no awards remain outstanding)

Share Appreciation Rights (“SAR”) were a class of performance right, where the entitlement to a particular number of Oil Search Shares is calculated according to a formula based on appreciation in the value of the Oil Search Shares between the grant date and the date of vesting. The last awards of share appreciation rights were made in 2013 and lapsed in May 2016. SARs replaced “Share Options” which had been granted up until 2009. No options remain outstanding. Neither SARs nor Share Options were offered to Named Executive Officers.

Hedging and Offsetting

Oil Search has a share trading policy in place for all employees, including Named Executive Officers and directors, which is available on the Oil Search website in the “Corporate Governance” section.

Employees are not permitted to trade Oil Search Shares at any time if they are in receipt of inside information. Employees are also prohibited from hedging or acquiring options over unvested securities, granted under employee share plans, at any time. Regular audits of share trading are conducted by the group secretary to ensure compliance.

Risk Oversight

In carrying out its mandate, the People and Nominations Committee reviews from time to time the risk implications of Oil Search’s compensation policies and practices, including those applicable to Oil Search’s executives. This review of the risk implications ensures that compensation plans, in their design, structures and application have a clear link between pay and performance and do not encourage excessive risk taking. Key considerations regarding risk management include the following:

•	design of the compensation program to ensure all executives are compensated fairly with aligned performance goals;

•	balance of short-term performance incentives with a significant component deferred in to equity-based awards that vest over time;

•	ensuring remuneration for individuals is sufficient to attract high calibre executives to deliver the company strategy; and

•	utilizing compensation policies that do not rely solely on the accomplishment of specific tasks without consideration to longer term risks and objectives.

The People and Nominations Committee believes that Oil Search’s current executive compensation policies and practices achieve an appropriate balance in relation to Oil Search’s overall business strategy and do not encourage executives to expose Oil Search to inappropriate or excessive risks.

Oil Search’s long-term incentive plans provide for vesting restrictions that encourage sustainable share price appreciation and reduce the risk of actions which may have short-term advantages.

The base salaries set for Oil Search’s executives are intended to provide a steady income regardless of share price performance, allowing executives to focus on both near-term and long-term goals and objectives without undue reliance on short term share price performance or market fluctuations.

Compensation payable in the form of bonuses is overseen by the People and Nominations Committee and the Oil Search Board. The Oil Search Board does not consider the applicable periods set for bonus purposes to be heavily weighed to the short-term and believes it has struck an appropriate balance between short-term performance incentives and long-term awards that vest over time. Importantly, 50% of short term incentive payments are deferred in to Restricted Shares, vesting 3 years after the start of the relevant performance year.

Performance Graph

The following graph illustrates Oil Search’s cumulative shareholder return, as measured by the closing price of the Oil Search Shares at the end of the five most recently completed financial years, assuming an initial investment of $100 on December 31, 2010 compared to the ASX200 Energy Index and Brent Crude.

	Dec. 31, 2010 ($)	Dec. 31, 2011 ($)	Dec. 31, 2012 ($)	Dec. 31, 2013 ($)	Dec. 31, 2014 ($)	Dec. 31, 2015 ($)
Oil Search Limited	100.00	88.78	99.57	115.20	112.07	95.17
ASX200 Energy	100.00	79.08	76.99	84.54	71.99	49.71
Brent Crude	100.00	114.08	118.71	117.52	59.13	37.91

As indicated in the table above, Oil Search has significantly outperformed the ASX200 Energy benchmark since 31 December 2010.

Link between Share Price Performance and compensation

As noted above, Named Executive Officers receive a substantial part of their remuneration in the form of Oil Search equity, through the deferral of 50% of annual short term incentives into Restricted Shares and the provision of long term incentives in the form of Performance Rights. Assuming an at-target level of performance, 48% of the Managing Director’s annual compensation is delivered in the form of Oil Search equity. For other Named Executive Officers the proportion of annual compensation provided in equity for at-target performance is 41%. There is therefore a strong link between shareholder returns and the value of remuneration received by executives.

Summary Compensation Table

The following table and notes thereto provide a summary of the compensation paid to the Named Executive Officers of Oil Search for fiscal years ended December 31, 2013, December 31, 2014 and December 31, 2015.The table is in US Dollar and the following exchange rates have been used:

	2013	2014	2015
Australian Dollar / US Dollar	0.9686	0.9028	0.7530
PNG Kina / US Dollar	0.4545	0.3994	0.3618

	Non-Equity Incentive Plan Compensation
Name and Principal Positions	Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Annual Incentive Plans(3)	Long-Term Incentive Plans	Pension Value (4) ($)	All Other Compensation (5) ($)	Total Compensation ($)
Mr Peter Botten, Managing Director(6)	2015	1,693,030	1,725,846	—	1,154,424	—	14,341	99,476	4,687,117
	2014	2,036,505	1,899,453	—	1,662,634	—	16,502	117,117	5,732,211
	2013	2,087,827	1,682,912	—	847,362	—	16,527	135,842	4,770,470

Mr Stephen Gardiner, Chief Financial Officer	2015	540,964	385,380	—	197,612	—	14,341	8,975	1,147,272
	2014	619,330	434,889	—	323,005	—	16,502	17,678	1,411,404
	2013	637,096	346,302	—	221,790	—	16,585	17,019	1,238,792

Dr Julian Fowles, EGM PNG Business Unit	2015	945,780	486,384	—	200,243	—	1,179	50,282	1,683,868
	2014	662,039	404,717	—	306,135	—	16,502	—	1,389,393
	2013	652,981	228,828	—	232,818	—	16,585	—	1,131,212

	Non-Equity Incentive Plan Compensation
Name and Principal Positions	Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Annual Incentive Plans(3)	Long-Term Incentive Plans	Pension Value (4) ($)	All Other Compensation (5) ($)	Total Compensation ($)

Mr Paul Cholakos, EGM Technical Services	2015	548,436	393,107	—	196,477	—	14,341	210,326	1,362,687
	2014	632,950	596,370	—	312,647	—	16,502	12,434	1,570,903
	2013	651,359	531,066	—	228,439	—	16,585	—	1,427,449

Mr Gerea Aopi, EGM Stakeholder Engagement (6)	2015	389,219	373,625	—	190,487	—	39,075	184,337	1,176,743
	2014	394,414	493,126	—	291,221	—	68,774	246,356	1,493,891
	2013	475,074	527,320	—	221,475	—	77,998	262,025	1,563,892

Notes:

(1)	Includes salaries, allowances, expatriate allowances and movements in annual leave accruals.
(2)	Share based awards include the expensed value of all Performance Rights and/or Restricted Shares.
(3)

Amounts shown are based on the year that the performance period relates to regardless of when paid and excludes the 50% which deferred into Oil Search Shares under the Restricted Share Plan which captured under Share-based awards.

(4)	Pension value shows the contributions made to an approved superannuation fund during the relevant calendar year.
(5)

Includes the grossed up value of non-monetary benefits provided to an employee in the year that the fringe benefits tax is payable and movements in long service leave accruals based on the relevant legislation in the country where the individual is employed.

(6)	No amounts paid to Mr Botten and Mr. Aopi related to such Name Executive Officers’ role as a director.

Outstanding Option-Based and Share-Based Awards

The following table sets forth all share-based awards outstanding at the end of the most recent fiscal year ended December 31, 2015, for the Named Executive Officers. There were no option-based awards outstanding at the end of the most recent fiscal year ended December 31, 2015.

	Share-Based Awards
Name	Number of Shares or Units of Shares that Have not Vested (#)		Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Mr Peter Botten,	698,600	(1)	—	●
Managing Director	325,503	(2)	1,589,854	●

Mr Stephen Gardiner,	154,697	(1)	—	●
Chief Financial Officer	69,947	(2)	341,774	●

Dr Julian Fowles, EGM PNG	159,925	(1)	—	●
Business Unit	118,948	(2)	580,978	●

Mr Paul Cholakos, EGM	156,909	(1)	—	●
Technical Services	69,319	(2)	338,575	●

Mr Gerea Aopi, EGM	152,200	(1)	—	●
Stakeholder Engagement	65,589	(2)	320,356	●

Notes:

(1)

These awards reflect unvested Performance Rights held by the individuals at December 31, 2015. These Performance Rights are performance tested against Relative TSR as described above. The value attributable is based on the minimum payout. A description of the level of vesting of the awards is set forth under the heading “Long Term Incentive Plan – Performance Rights” above.

(2)

These awards reflect unvested Restricted Shares held by individuals at December 31, 2015. The Restricted Shares are subject to time vesting only and the individuals’ continued employment at the respective vesting date. The above values have been calculated using the closing Oil Search Share price on December 31, 2015 of US$4.8843 (calculated as the closing share price of AUD6.70 converted to US$ at the December 31, 2015 closing exchange rate of AUD1= US$0.729).

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information in respect of the value vested or earned during Oil Search’s most recent fiscal year ended December 31, 2015, in respect of share-based awards for the Named Executive Officers. There were no value vested or earned option-based awards during Oil Search’s most recent fiscal year ended December 31, 2015.

Name	Share-Based Awards - Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year(2) ($)

Mr Peter Botten,	1,332,173	1,154,424
Managing Director

Mr Stephen Gardiner,	306,229	197,612
Chief Financial Officer

Dr Julian Fowles, EGM PNG	277,566	200,243
Business Unit

Mr Paul Cholakos, EGM	324,861	196,477
Technical Services

Mr Gerea Aopi, EGM	328,633	190,487
Stakeholder Engagement

Notes:

(1)	The above values comprise the value of Performance Rights and Restricted Shares which vested during 2015 based on the market price of Oil Search Shares on the particular vesting date.
(2)	The value above comprises cash component of short term incentives paid in March 2016 in respect of the year ended December 31, 2015.

Pension Plan Benefits

Oil Search pays defined superannuation contributions on behalf of employees as required by law into employees’ own accumulation funds. Oil Search does not operate any defined benefit pension plans or provide any benefits following retirement. In addition, Oil Search does not have a deferred compensation plan.

Disclosure of Termination and Change of Control Benefits

All Named Executive Officers are engaged on ongoing employment contracts.

Peter Botten – Managing Director

Mr Botten’s employment with Oil Search commenced on 28 January 1993. His current contract was entered into on 1 July 2005.

Mr Botten’s contract can be terminated by either party on the giving of 6 months’ notice. If Oil Search terminates Mr Botten’s contract in this circumstance, in additional to the 6 months’ notice or 6 months’ pay in lieu of notice, Mr Botten would also receive an additional payment of 12 months’ TFR as well as good leaver treatment under the short and long term incentive schemes. Mr Botten would also receive a payment of an additional 6 months TFR for signing a post-employment restraint agreement. If Mr Botten provides notice, then Oil Search may choose to retain Mr Botten’s service over the notice period, or to make a payment in lieu of that notice, calculated by reference to Mr Botten’s TFR only.

If a Fundamental Change occurs, Mr Botten may elect to terminate his employment by giving Oil Search 3 months’ written notice. In this circumstance, Oil Search would pay an amount of 15 months’ TFR in addition to any payment in lieu of the 3 months’ notice. Mr Botten would also receive other entitlements accrued at the termination date. A “Fundamental Change” is defined as Mr Botten ceasing to hold the position of Managing Director, his duties, status or authority being materially diminished or him being required to change the location of his employment base from Sydney, unless the termination is in relation to illness or injury, or the change is with Mr Botten’s consent or he is offered an alternative position having at least equal benefits, status, duties or authority.

Oil Search may terminate Mr Botten’s employment immediately without notice or payment in lieu of notice for wilful breach of contract, neglect of duties, engaging in conduct that may adversely affect the reputation of the Group, disobeying a lawful instruction of the Chairman, ceasing to be able to serve as a director in PNG or Australia, or on Mr Botten becoming bankrupt. In these cases Oil Search would only pay TFR and other entitlements accrued up to the date of termination.

Oil Search may also terminate Mr Botten’s employment on the giving of 3 months’ notice for reason of illness or injury or on the basis that he is unable to perform his duties: (i) continuously for 3 months or more; or (ii) for 6 months or more during any 12 month period. In these cases Oil Search would provide 3 months’ notice or pay in lieu of notice, an additional payment of 12 months’ TFR as well as good leaver treatment under the short and long term incentive schemes. Mr Botten would also receive a payment of an additional 6 months TFR for signing a post-employment restraint agreement.

Other Named Executive Officers - Executive Contracts

The following table outlines the commencement date and date of current employment contract for other Named Executive Officers on executive contracts.

Named Executive Officer	Date of Commencement of employment with Oil Search	Date of current employment contract
Mr Stephen Gardiner	8 March 2004	1 April 2011

Dr Julian Fowles	23 April 2012	13 October 2014

Mr Paul Cholakos	3 May 2010	17 December 2012

Mr Gardiner, Dr Fowles and Mr Cholakos are engaged on executive contracts with substantially similar termination provisions as follows.

The contracts for each of the above Named Executive Officers can be terminated by either the individual or Oil Search on the giving of 6 months’ notice. If Oil Search terminates an executive contract in this circumstance, in additional to the 6 months’ notice or 6 months’ pay in lieu of notice, the individual would also receive good leaver treatment under the short and long term incentive schemes. If the individual provides notice in this circumstance, then Oil Search may choose to retain their service over the notice period, or to make a payment in lieu of that notice, calculated by reference to their TFR only.

Oil Search’s redundancy policy applies such that if the individuals’ role were eliminated, then the individual would receive a redundancy payment calculated as four weeks’ TFR for each year of service, capped at a maximum of 52 weeks’ TFR. This amount would be paid in addition to the giving of 6 months’ notice, or a payment in lieu of notice, as well as accrued entitlements at the termination date and good leaver treatment in relation to short and long term incentive arrangements. Good leaver treatment in relation to short term incentives would result in a pro-rata bonus being determined for the year of termination. Good leaver treatment in relation to unvested Performance Rights results in awards being pro-rated based on the proportion of the relevant vesting period served, with the pro-rata portion retained and tested along with continuing employees on the original intended vesting date. Restricted Shares issued in relation to deferred STI are retained in full through until the original intended vesting date.

If a “Fundamental Change” (as defined in the following paragraph) occurs, the individual may elect to terminate his employment by giving Oil Search 3 months’ written notice. In this circumstance Oil Search would pay an amount of 6 months’ TFR in addition to any payment in lieu of the 3 months’ notice. The individual would also receive other entitlements accrued at the termination date and may also receive good leaver treatment under the short and long term incentive schemes as described above.

A “Fundamental Change” for these Named Executive Officers is defined as a significant change to their role which substantially reduces their duties, authority or benefits, or them being required to change the location of their employment base unless the change is with the individuals’ consent or they are offered an alternative position having similar duties and authority and on terms that overall are no less favourable.

Oil Search may terminate their employment immediately without notice or payment in lieu of notice for wilful breach of contract, neglect of duties, engaging in conduct that may adversely affect the reputation of the Group, failing to improve performance to the satisfaction of the Managing Director, or on them becoming bankrupt. In these cases Oil Search would only pay TFR and other entitlements accrued up to the date of termination.

Oil Search may also terminate their employment on the giving of 3 months’ notice for reason of illness or injury or on the basis that they are unable to perform their duties continuously for 3 months or more, or for 6 months or more in aggregate in any period 12 months. In these cases Oil Search would provide 3 months’ notice or pay in lieu of notice, as well as good leaver treatment under the short and long term incentive schemes.

Gerea Aopi, EGM Stakeholder Engagement

Mr Aopi’s employment with Oil Search commenced on 3 August 1998. His current contract was entered into on 1 July 1998. Mr Aopi’s employment may be terminated by either Mr Aopi or Oil Search giving one months’ notice.

Oil Search’s redundancy policy applies such that Mr Aopi’s role were eliminated, then he would receive a redundancy payment calculated as four weeks’ TFR for each year of service, capped at a maximum of 52 weeks’ TFR. This amount would be paid in addition to the giving of 1 months’ notice, or a payment in lieu of notice, as well as accrued entitlements at the termination date and good leaver treatment in relation to short and long term incentive arrangements. Good leaver treatment in relation to short term incentives would result in a pro-rata bonus being determined for the year of termination. Good leaver treatment in relation to unvested Performance Rights results in awards being pro-rated based on the proportion of the relevant vesting period served, with the pro-rata portion retained and tested along with continuing employees on the original intended vesting date. Restricted Shares issued in relation to deferred short term incentives are retained in full through until the original intended vesting date.

Treatment of unvested Long Term Incentive awards on a Takeover Event

As noted above, if there is a Takeover Event, the Oil Search Board must consider whether, and may in its absolute discretion determine that, all or a specified number of unvested Awards vest, having regard to all relevant circumstances (including whether performance is in line with any applicable performance conditions and the portion of any applicable performance period or period of service that has expired at the date of the Takeover Event. Takeover Event means:

•	an offer being made for Oil Search Shares, which if accepted, would give the offeror an interest in more than 50% of the Oil Search Shares on issue;

•	the Oil Search Board recommending that shareholders accept any such offer; and

•	any such offer becoming unconditional.

Change of Control – Scheme of Arrangement

The LTIP rules enable the Oil Search Board (in its absolute discretion) to determine that all or a specified number of unvested Awards vest if:

•	a court orders a meeting to be convened in relation to a proposed scheme of arrangement, which would, if it became effective, result in any person owning all of the shares in Oil Search;

•	Oil Search’s shareholders approve such scheme of arrangement; or

•	the Oil Search Board determines that any other transaction, event or state of affairs should be treated as enabling the Oil Search Board to accelerate vesting.

If the Oil Search Board does not make a determination in relation to the vesting of unvested Awards in the context of a scheme, or determines that only some of the unvested Awards will vest, all Awards that remain unvested will lapse or be deemed to be forfeited, unless the Oil Search Board determines otherwise.

If the Oil Search Board’s discretion to cause the vesting of unvested Awards is triggered, all trading restrictions applying to restricted shares or shares allocated on vesting or exercise of performance rights or options will cease to have effect.

Payments upon termination of employment

The following table sets out estimates in USD of the incremental amounts payable to each of the Named Executive Officers upon a Fundamental Change. All amounts have been converted to US$ using the December 31, 2015 closing exchange rate of AUD1 = USD0.729.

Name and Position	Notice ($)(1)	Short Term Incentive ($)(2)	Restricted Shares ($)(3)	Performance Rights ($)(4)	Total Incremental Obligation

Mr Peter Botten, Managing Director	2,394,087	1,436,452	1,589,854	1,858,220	7,278,614
Mr Stephen Gardiner, Chief Financial Officer	410,796	273,864	341,642	409,382	1,435,684
Dr Julian Fowles, EGM PNG Business Unit	411,118	274,078	580,978	425,320	1,691,495
Mr Paul Cholakos, EGM Technical Services	403,387	268,925	338,575	417,353	1,428,240
Mr Gerea Aopi, EGM Stakeholder Engagement	43,454	260,726	320,356	404,887	1,029,423

Notes:

(1)	Based on notice period in event of a Fundamental Change in relation to Mr Botten, Mr Gardiner, Dr Fowles and Mr Cholakos, and notice provision per Mr Aopi’s contract.
(2)	Short Term Incentive shown is the at target amount, assuming a full year of participation.
(3)

These awards reflect unvested Restricted Shares held by individuals at December 31, 2015. The Restricted Shares are subject to time vesting only and the individuals’ continued employment at the respective vesting date. The above values have been calculated using the closing Oil Search Share price on December 31, 2015 of AUD6.70.

(4)

These awards reflect the pro-rata number of unvested Performance Rights held by individuals assuming they were terminated from Oil Search and received good leaver treatment in respect of their Performance Rights as at December 31, 2015. While the pro-rata portion of Performance Rights retained would be subject to further time vesting and performance testing, the above values assume full vesting of the pro-rata amount and values have been calculated using the closing Oil Search Share price on December 31, 2015 of AUD6.70.

Summary of Directors’ Compensation

Remuneration Policy

Remuneration for non-executive directors is determined by reference to relevant external market data and takes into consideration the level of fees paid to directors of other Australian corporations of similar size and complexity to Oil Search, the growing scale of its international activities and the responsibilities and work requirements of Oil Search Board members. Remuneration for Non-Executive Directors is subject to the aggregate limit of A$2,500,000 in any calendar year set by shareholders at the 2013 annual general meeting of Oil Search.

Remuneration Payable

Fees payable to non-executive directors are reviewed periodically and are fixed by the Oil Search Board as discussed above. The table below sets out the fee structure applied from January 1, 2016.

Annual Board and Committee Fees Payable to Non-Executive Directors in Australian Dollars

POSITION	ANNUAL FEE
Chairman of the Board(1)	A$	519,750
Non-Executive Directors other than the Chairman	A$	173,250
Chairman Audit and Financial Risk Committee (additional fee)	A$	49,500
Chairman Health, Safety and Sustainability Committee (additional fee)	A$	38,500
Chairman People and Nominations Committee (additional fee)	A$	38,500
Member Audit and Financial Risk Committee (additional fee)	A$	25,500
Member Health, Safety and Sustainability Committee (additional fee)	A$	22,000
Member People and Nominations Committee (additional fee)	A$	22,000

Note:

(1)	The fees paid to the Chairman of the Oil Search Board are inclusive of any Committee Fees.

Each non-executive director also receives a travel allowance of A$25,500 per annum to compensate for the time spent travelling between Papua New Guinea and Australia to attend Oil Search Board and Committee meetings and for time spent on field trips to Oil Search’s global operations.

Oil Search Board fees are paid to non-executive directors only.

In addition to Oil Search Board and committee fees, non-executive directors are entitled to be reimbursed for all reasonable travel, accommodation and other expenses incurred in attending meetings of the Oil Search Board, committees or shareholders or while engaged on Oil Search business.

There are no provisions in any of the non-executive directors’ appointment arrangements for compensation payable on early termination of their directorship.

There is no separate retirement benefits plan or provision for superannuation for Oil Search’s non-executive directors.

Remuneration (US$) of Directors of Oil Search Limited

The following table sets forth for each of Oil Search’s directors, other than directors who were also Named Executive Officers, all amounts of compensation for the fiscal year ended December 31, 2015.

Name	Salaries, Fees and Allowances	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total
Mr Rick Lee	391,937	—	—	—	—	—	391,937
Sir Kostas Constantinou	176,578	—	—	—	—	—	176,578
Dr Agu Kanstler	197,286	—	—	—	—	—	197,286
Mr Bartholomew Philemon	179,214	—	—	—	—	—	179,214
Mr Keith Spence	189,003	—	—	—	—	—	189,003
Dr Zygmunt Switkowski	191,638	—	—	—	—	—	191,638
Ms Fiona Harris(1)	119,476	—	—	—	—	—	119,476

Notes:

(1)	Ms Harris resigned as a non-executive Director of Oil Search on 17 December 2015 following a period of unpaid leave in order to focus on making a full recovery from a health issue

Outstanding Option-Based and Share-Based Awards

There were no option based awards or share based awards outstanding at the end of the most recent fiscal year end December 31, 2015 for the non-executive directors.

Incentive Plan Awards - Value Vested or Earned During the Year

There were no option based awards or share based awards value vested or earned during the most recent fiscal year end December 31, 2015 for the non-executive directors.

AUDIT COMMITTEE INFORMATION

For audit committee disclosure, see attached Appendix “D” – Audit Committee Disclosure to this Schedule A.

CORPORATE GOVERNANCE

For corporate governance disclosure, see attached Appendix “E” – Corporate Governance Disclosure to this Schedule A.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof there is no indebtedness of the directors, executives or officers of Oil Search, or any of their associates, to Oil Search, nor any indebtedness of any of such persons to another entity which will be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Oil Search.

INDUSTRY REGULATIONS

Pricing and Marketing

There are restrictions under the Oil and Gas Act 1998 (“Oil and Gas Act”) on export and production of oil and natural gas. All natural gas produced in PNG is required to be processed in a petroleum processing facility in PNG. Natural gas may only be exported from PNG if permitted by the terms of a written agreement to which the Independent State of Papua New Guinea (the “PNG State”) is a party, by the licence or by the Minister.

Royalties and Incentives

The fiscal regime in PNG applying to the petroleum and gas industry consists of a combination of corporate income tax, royalties, development levies and development incentives. It is governed primarily by the Oil and Gas Act and the Income Tax Act (1959). The Oil and Gas Act gives the PNG State the option of participating in petroleum projects to a maximum 22.5% interest, 2% of which must be granted to project area land owners. The application of the fiscal regime to particular projects in the oil and gas industry is governed by the terms of petroleum or gas agreements between the PNG State and developers.

Land Tenure

The Oil and Gas Act (along with the Environment Act, discussed below) is the primary statute providing for the regulation of the petroleum industry in PNG. The Oil and Gas Act defines petroleum licences and makes provision for benefits to landowners and regional governments arising from the production of oil and gas in PNG.

Amongst its key provisions, the Oil and Gas Act provides for the PNG State’s equity entitlement in petroleum projects. Under the relevant provisions, the PNG State has the option to acquire up to 22.5% equity interest in any new development licence issued within a petroleum development. Where it exercises this option, a minimum of 2% of this interest is held for the benefit of landowners and impacted local level governments.

A key feature of PNG’s petroleum regulatory framework is that it allows a developer to enter into a gas agreement with the PNG State. Such a gas agreement typically sets out project-specific provisions as agreed between the developer and the PNG State, which include: definition of the extent of a particular gas project and its operations; State participation; fiscal terms; domestic requirements; and any other matters agreed by the parties.

Environmental Regulation

Oil Search’s operations in Papua New Guinea are covered by environmental laws on emissions, pollution, deprivations, damages and contamination of the air, waters and land, and production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.

These environmental laws set standards for the operation, maintenance, abandonment and reclamation of Oil Search’s sites. Significant Papua New Guinea laws covering Oil Search’s operations include the Environment Act 2000; the Oil and Gas Act; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).

The Environment Act is the most significant law affecting Oil Search’s operations. It regulates the monitoring and management of environmental impacts on private and customary land related to development activities to promote sustainable development and imposes a duty on Oil Search to take all reasonable and practicable measures to prevent or minimize environmental harm.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in Oil Search’s other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with Oil Search’s business and the oil and natural gas business generally.

The international scope of Oil Search’s operations, the nature of the oil and gas industry and external economic factors mean that a range of factors may impact results. Material business risks that could impact Oil Search’s results and performance are described below. These risks are not the only risks that may affect Oil Search. Additional risks and uncertainties not presently known to management or that management currently believe not to be material may also affect Oil Search’s business.

Financial and Liquidity risks

Global financial markets

Variations in commodity prices may negatively impact company valuations. Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of oil and gas due to the current state of the world economy and lack of action taken by the Organization of the Petroleum Exporting Countries. These ongoing factors may affect Oil Search’s ability to obtain equity or debt financing on acceptable terms in the future.

Currency risk

Due to the nature of Oil Search’s business, costs are incurred in a number of different currencies, exposing Oil Search to currency fluctuations in the jurisdictions in which it operates. Oil Search also has exposure to different foreign exchange controls which may affect its ability to, or the timing of, repatriation or required deployment of funds.

Pricing risk

Oil Search’s business is heavily dependent on prevailing market prices for its products, primarily oil and gas. Changes in the prices of these commodities will impact Oil Search’s revenue and cash flows. International oil and gas prices have fallen significantly in the past year and conditions are expected to remain challenging for the industry for the at least the next 12 months. There are a number of macroeconomic factors that influence oil pricing, over which Oil Search has no control.

Oil Search has executed long term sales and purchase agreements for the supply and sale of its LNG production, with pricing factors already established under these agreements. Oil Search does not seek to limit its exposure to fluctuations in oil prices; rather the central aim of oil price risk management is to ensure Oil Search’s financial position remains sound and that it is able to meet its financial obligations in the event of low oil prices. Oil Search’s Audit and Financial Risk Committee is responsible for reviewing the policies, processes, practices and reporting systems covering Oil Search’s exposure to business and financial risks.

Future operating and capital cost requirements

Future operating and capital cost requirements may be impacted by multiple external and internal factors. Unexpected changes to future cost profiles could result in Oil Search’s cash requirements being over and above its available liquidity. To the extent that Oil Search’s operating cash flows and debt facilities are insufficient to meet its requirements for ongoing operations and capital expenditure, Oil Search may need to seek additional funding, sell assets and reassess or defer capital programmes.

If Oil Search is unable to obtain additional funding on acceptable terms in these circumstances, its financial condition and ability to continue operating may be affected. Oil Search manages liquidity risk by ensuring it has sufficient funds available to meet its financial obligations on a day-to-day basis and to meet any unexpected liquidity needs in the normal course of business. Oil Search’s policy is to maintain surplus immediate cash liquidity together with committed undrawn lines of credit for business opportunities and unanticipated cash outflows.

Oil Search also seeks to ensure maturities of committed debt facilities are reasonably well spread over time to minimise its exposure to risk on the cost or availability of funds should the refinancing requirement coincide with unexpected short-term disruption or adverse fund- raising conditions in the capital markets. In order to avoid an exposure to any particular source of external funding, Oil Search acknowledges the benefits of diversification of funding sources and where possible, aims to source its funds from a range of lenders, markets and funding instruments. Oil Search’s Audit and Financial Risk Committee is responsible for reviewing the policies, processes, practices and reporting systems covering Oil Search’s exposure to business and financial risks. Oil Search also undertakes regular short, medium and long term forecasting to assess any implications on future liquidity and profitability.

Market price of common shares

The trading price of securities of oil and natural gas issuers is subject to substantial volatility, often based on factors related and unrelated to the operating performance or prospects of the issuers involved. Factors unrelated to Oil Search’s operating performance could include macroeconomic developments nationally, within Papua New Guinea Australia or globally, domestic and global commodity prices or current perceptions of the oil and gas market. Similarly, the market price of Oil Search Shares could be subject to significant fluctuations in response to variations in Oil Search’s operating results, financial condition, liquidity and other internal factors. The price at which the Oil Search Shares will trade cannot be accurately predicted.

Operational risks

Exploration, development and production risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to mitigate. The long-term commercial success of Oil Search depends on its ability to find, acquire, develop and commercially produce oil and natural gas resources. Without the continual addition of new reserves, Oil Search’s existing reserves, and the production from them, will decline over time as Oil Search produces from such reserves. A future increase in Oil Search’s reserves will depend on both the ability of Oil Search to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. There is no assurance that Oil Search will be able continue to find satisfactory properties to acquire or participate in. Moreover, management of Oil Search may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that Oil Search will discover or acquire further commercial quantities of oil and natural gas.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, and shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury.

Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on Oil Search’s business, financial condition, results of operations and prospects.

As is standard industry practice, Oil Search is not fully insured against all risks, nor are all risks insurable. Although Oil Search maintains liability insurance in an amount that it considers consistent with industry practice, liabilities associated with certain risks could exceed policy limits or not be covered. In either event Oil Search could incur significant costs.

Safety and environmental risks

Oil and gas producing and exploration operations are also exposed to industry operational safety risks including fire, explosions, blow outs, pipe failures, as well as transport and occupational safety incidents. Major environmental risks include accidental spills or leakage of petroleum liquids, gas leaks, ruptures, or discharge of toxic gases. The occurrence of any of these risks could result in substantial losses to Oil Search due to injury or loss of life; damage to or destruction of property, natural resources, or equipment; pollution or other environmental damage; cleanup responsibilities; regulatory investigation and penalties or suspension of operations. Damages occurring to third parties as a result of such risks may also give rise to claims against Oil Search.

These risks are largely internally focused but there is also a heightened threat from cyber security actors, increasing operational and information security risks. Oil Search manages operational risk through a variety of means including; strict adherence to its operating standards, procedures and policies; staff competency development and training programs and through the effective use of a group-wide risk management system. In addition, Oil Search has insurance programmes in place that are consistent with good industry practice.

Ability to exploit successful discoveries

It may not always be possible for Oil Search to participate in the exploitation of successful discoveries made in any areas in which Oil Search has an interest. Such exploitation will involve the need to obtain the necessary licences or clearances from the relevant authorities, which may require conditions to be satisfied and / or the exercise of discretions of such authorities. It may or may not be possible for such conditions to be satisfied.

Further, the decision to proceed to further exploitation may require the participation of other companies whose interests and objectives may not be the same as Oil Search’s. Such further work may require Oil Search to meet or commit to funding obligations for which it may not have planned. Even if Oil Search recovers commercial quantities of oil or gas, there is no guarantee that Oil Search will be able to successfully transport the oil or gas to commercially viable markets or sell the oil or gas to customers to achieve a commercial return.

Reliance on contractors

Some aspects of Oil Search’s exploration and production operations are conducted by contractors. Consequently, Oil Search’s results from production and financial conditions are affected by the performance of contractors and the associated risks, some of which are outside of Oil Search’s full control.

Failure to realize anticipated benefits of acquisitions and dispositions

Oil Search considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and Oil Search’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Oil Search. The integration of acquired businesses may require substantial management effort, time and resources diverting management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets may be periodically disposed of so Oil Search can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of Oil Search, if disposed of, may realize less than their carrying value on the financial statements of Oil Search.

Operational dependence

Other companies operate some of the assets in which Oil Search has an interest. Oil Search has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Oil Search’s financial performance. Oil Search’s return on assets operated by others depends upon a number of factors that may be outside of Oil Search’s control, including, but not limited to, the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Qualified personnel

Oil Search’s success depends largely on the continued services of Oil’s Search directors, executive officers, senior managers and other key personnel. The loss of these people, especially without sufficient advance notice, could have a material adverse impact on Oil Search’s business. It is also important to attract and retain highly skilled people, including technical personnel, to manage Oil Search’s development plans, execute Oil Search’s exploration plans and replace personnel who leave. Competition for qualified personnel can be intense, and few people have the necessary knowledge and experience, particularly in PNG where a large number of Oil Search’s skilled people are required to work. Under these conditions, Oil Search could be unable to recruit, train, and retain employees, which could have material adverse effect on Oil Search’s business and operating results.

Reserves and resource risks

Reserves decline and replacement

Oil Search, like any oil and gas company, is subject to reserves declining and impacting organisational value. Oil Search aims to replace and grow its reserve and resource base via exploration and commercial activities. The longer term health of the business will depend on the quality and size of its current portfolio and the investment decisions it makes over many years.

Oil and gas exploration is a speculative endeavor and each prospect/investment carries a degree of risk associated with the discovery of hydrocarbons in commercial quantities. The value of exploration and development assets can be affected by a number of different factors including, amongst other things, macro-economic and socio-political conditions, changes to reserves estimates, the composition of oil and gas reserves, unforeseen project difficulties and other operational issues. Similarly, the economic value of the organisation’s individual producing assets declines as oil and gas is produced. Oil Search’s future production profitability is subject to both subsurface and commodity price uncertainties but is also highly dependent on how Oil Search manages and maximizes the value of the production business over this period.

Oil Search’s Board of Directors and Investment Review Board oversee all significant investment decisions, each of which are subject to economic and risk analysis and assurance activities at specific gates, in line with the organisation’s management system. Further, Oil Search also includes significant exploration, drilling and development teams who continually monitor the organisation’s prospects inventory and exploration plan, and lead activities to identify and develop Oil Search’s resources. For Oil Search’s producing assets, Oil Search has a developing Life of Asset planning process which guides the long term management of operated producing assets.

Reserves and resource estimates

Underground oil and gas reserve and resource estimates are expressions of judgment based on knowledge, experience and industry practice. Estimates which are valid at a certain point in time may alter significantly or become uncertain when new oil and gas reservoir information becomes available through additional drilling or reservoir engineering over the life of the field. As reserve and resource estimates change, development and production plans may be altered in a way that may affect Oil Search’s operations and/or financial results.

Additionally, oil and gas reserves and resources assume that Oil Search continues to be entitled to production licences over the fields and that the fields would be produced until the economic limit of production is reached. If any production licences for fields are not renewed or are cancelled, estimated oil and gas reserves and resources may be materially impacted.

Oil Search employs the appropriate internal expertise to estimate reserves and resources and to prepare the Annual Reserves Statement in compliance with the Listing Rules of the ASX, on which its securities are listed. In addition, proven (1P) and proven and probable (2P) oil field reserves are periodically certified by independent auditors.

Successful exploration for oil and gas

Oil Search plans to drill additional wells in PNG in line with Oil Search’s license commitments. Oil Search cannot be certain that the wells will be productive or that Oil Search will recover all or any portion of the costs to drill them. Because of the high cost, topography and subsurface characteristics of the areas Oil Search are exploring, Oil Search has limited seismic or other geoscience data to assist Oil Search in identifying drilling objectives. The lack of this data makes Oil Search’s exploration activities more risky than would be the case if such information were readily available.

Oil Search’s exploration and development plans may be curtailed, delayed or cancelled because of a lack of capital and other factors, such as weather, compliance with governmental regulations, price controls, landowner interference, mechanical difficulties, shortages of materials, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecast oil and gas prices and changes in cost estimates. Oil Search will continue to gather information about Oil Search’s exploration acreage and discoveries, and additional information may cause Oil Search to alter Oil Search’s schedule or determine that an exploration program or development project should not be pursued. Oil Search’s exploration programs are subject to change and Oil Search can give no assurance that Oil Search’s exploration will result in the discovery of additional resources. In addition, exploration and development costs may materially exceed Oil Search’s initial estimates.

External and stakeholder risks

Political, legal and economic risks in Papua New Guinea

Oil Search’s investments in PNG involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; corruption; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or buy supplies from, a particular jurisdiction.

Political conditions have at times been unstable in PNG. Notwithstanding current conditions, Oil Search’s ability to operate, explore or develop Oil Search’s business is subject to changes in government regulations or shifts in political attitudes over which Oil Search has no control. Oil Search provides no assurance that Oil Search has adequate protection against any or all of the risks described above or that present or future government actions or government regulations in PNG will not materially adversely affect Oil Search’s operations.

In addition, Oil Search may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Australia if Oil Search disputes with Oil Search’s PNG operations or proposed development projects.

Legislative and regulatory risk

Oil Search operates across a number of international jurisdictions and therefore the business is subject to various national and local laws and regulations in those jurisdictions. Changes in government policy, the fiscal regime, regulatory regime or the legislative framework could impact Oil Search’s business, results from operations or financial condition and performance.

The possible extent of such changes that may affect Oil Search’s business activities cannot be predicted with any certainty. The effects of any such actions may result in, amongst other things, increased costs, whether in the nature of capital or operating expenses, taxes (direct and indirect) or through delays or the prevention of Oil Search to be able to execute certain activities.

Companies in the oil and gas industry may be subject to pay direct and indirect taxes, royalties and other imposts in addition to normal company taxes. Oil Search’s profitability may be affected by changes in government taxation and royalty policies or in the interpretation or application of such policies.

In addition to changes in existing tax laws, risk is also embedded in the interpretation or application of existing tax laws, especially where specific guidance is unavailable or has not been tested in the tax jurisdiction.

Implementation of new PNG laws

Oil Search’s operations require licenses and permits from government authorities to drill wells and construct an LNG plant and associated facilities. Oil Search believes that Oil Search holds all necessary licenses and permits under applicable laws and regulations for Oil Search’s existing operations in PNG and believes Oil Search will be able to comply in all material respects with such licenses and permits based on Oil Search’s current plans. However, such licenses and permits may change and Oil Search cannot guarantee that Oil Search will be able to obtain or maintain licenses and permits that may be required to maintain Oil Search’s operations. It is also possible that new laws may be enacted in PNG (such as a limit on foreign ownership of local assets) that may have a material adverse effect on Oil Search’s operations and financial condition.

Additional licenses and permits will be required for Oil Search to develop discoveries, and construct an LNG plant and associated facilities. Oil Search cannot guarantee that Oil Search will be able to obtain these licenses and permits in a timely manner or at all.

Political, community and other stakeholders

The developing countries in which Oil Search operates expose the organisation to different degrees of political and commercial risk. The profitability of Oil Search’s operating assets may be adversely impacted by political instability, land ownership disputes and community issues as well as war, civil unrest and terrorism.

Oil Search’s ability to acquire, retain and gain full value from licences may also be affected by a number of political and social issues such as differing political agendas and decision making, environmental and social policy and the impact of bribery and corruption. Further, the media, NGOs and other activists may play an increasing role at local, national and international levels influencing political policy and community actions or otherwise impacting the organisation’s reputation. Delays in government led infrastructure development can also impact the commercial outcome of projects.

Oil Search operates under its stakeholder engagement standards and policies which require transparent, open, pro-active communication and cooperation between company and government at all levels. Oil Search operates dedicated teams to manage government relations, which amongst other things, are targeted towards minimising risk that could arise out of potential fiscal, tax, resource investment, infrastructure access or regulatory and legal changes. Oil Search has in place a comprehensive corruption prevention framework.

Oil Search also strives to minimise any negative impact of Oil Search’s operations on local society, culture and environment while contributing to local community and economic development and leaving a positive legacy. Oil Search spends considerable time, effort and expense in working with government and communities led by a dedicated stakeholder engagement team. The Health, Safety and Sustainability Committee oversees the strategies and processes adopted by management and monitors Oil Search’s performance in these areas.

Joint venture risk

Oil Search derives significant revenues and growth through joint venture arrangements. The use of joint ventures is common in the oil and gas industry and usually exists through all stages of the oil and gas lifecycle. Joint venture arrangements, amongst other things, can serve to mitigate the risk associated with exploration activities and capital intensive development phases. However, failure to establish alignment between joint venture participants, poor performance of joint venture operators or the failure of joint venture partners to meet their commitments and share of costs and liabilities could have a material impact on Oil Search’s business.

Oil Search manages joint venture risk through careful joint venture partner selection (when applicable), stakeholder engagement and relationship management. Commercial and legal agreements are also in place across all joint associations which bind the joint venture participants to certain responsibilities and obligations.

Insurance

Oil Search’s involvement in the exploration for and development of oil and natural gas properties may result in Oil Search becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although Oil Search maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, Oil Search may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Oil Search. The occurrence of a significant event that Oil Search is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on Oil Search ‘s business, financial condition, results of operations and prospects.

Compliance with environmental and other government regulations

The laws and regulations of PNG regulate Oil Search’s current business. Oil Search’s operations could result in liability for personal injuries, property damage, natural resource damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with environmental laws and regulations may trigger administrative, civil and criminal enforcement, including the assessment of monetary penalties and orders enjoining operations. In addition, Oil Search could be liable for environmental damage caused by, among others things, previous property owners or operators. Oil Search could also be affected by more stringent laws and regulations yet to be adopted, including those on climate change and greenhouse gases, resulting in increased operating costs. As a result, Oil Search may incur substantial liabilities to third parties or governmental entities, the payment of which could have a material adverse effect on Oil Search’s financial condition, operations and liquidity. Additionally, more stringent greenhouse gas regulation could diminish demand for oil and gas.

These laws and governmental regulations, which include drilling, liquefaction, and environmental protection, may change in response to economic or political conditions and could have a significant negative effect on Oil Search’s operating costs. While Oil Search believes that Oil Search is currently in compliance with environmental laws and regulations, Oil Search cannot give you an assurance that Oil Search will continue to comply with such environmental laws and regulations without incurring substantial costs.

Expiration of licences and host government contracts

Oil Search’s properties are held in the form of licences and host government contracts and working interests in licences and host government contracts. If Oil Search or the holder of the licence or host government contract fails to meet the specific requirement of a licence or host government contract, the licence or host government contract may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or host government contract will be met. The termination or expiration of Oil Search’s licences or host government contracts or the working interests relating to a licence or host government contract may have a material adverse effect on Oil Search’s business, financial condition, results of operations and prospects.

Litigation

In the normal course of Oil Search’s operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to Oil Search and as a result, could have a material adverse effect on Oil Search’s assets, liabilities, business, financial condition and results of operations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of management of Oil Search, as at the date hereof there are no legal proceedings that Oil Search will be a party to, or that any of its property will be the subject of, that will be material to Oil Search, and there are no such material legal proceedings known to be contemplated.

To the knowledge of the management of Oil Search, there have been no material: (i) penalties or sanctions imposed against Oil Search by a court relating to securities legislation or by a securities regulatory authority; (ii) other penalties or sanctions imposed by a court or regulatory body against Oil Search; or (iii) settlement agreements entered into by Oil Search with a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Schedule A, none of the Oil Search directors or executive officers or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of the Oil Search Shares, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction within the three years before the date of the Information Circular or any proposed transaction that will materially affect Oil Search.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of Oil Search are Deloitte Touche Tohmatsu of Deloitte Tower, Level 12, Douglas Street, Port Moresby, Papua New Guinea.

Transfer agents, registrars, trustees or other agents

Oil Search’s share register is managed by Computershare Investor Services Pty Limited, which is based in Melbourne, Victoria, Australia.

MATERIAL CONTRACTS

Syndicated revolving credit facility

Oil Search (Finance) Limited (“OSFL”) signed a five year non-amortising syndicated financing facility effective 29 October 2012 for US$500 million. As part of the terms and conditions of this facility, OSFL has provided a charge over its credit account in Melbourne with Australia & New Zealand Banking Group Limited and Oil Search (PNG) Limited as guarantor, provided a charge over its credit account in Melbourne with Australia & New Zealand Banking Group Limited.

Bilateral facilities

Oil Search (PNG) Limited (“OSP”) entered into two separate three year bilateral revolving facilities effective 18 December 2015, with facility limits of $125 million each. As part of the terms and conditions of these facilities, OSP provided a charge over its credit account in Melbourne with Australia & New Zealand Banking Group Limited and the lenders have the benefit of security over OSFL’s credit account in Melbourne with Australia & New Zealand Banking Group Limited.

PNG LNG Gas Agreement

The PNG LNG Gas Agreement (“Gas Agreement”) was entered into on 22 May 2008 between the PNG LNG Project Participants and the PNG State. The Gas Agreement contains certain regulatory and legal provisions in relation to the implementation of the PNG LNG Project, including requirements for the PNG State to make certain legislative amendments and implement an exemption from foreign exchange control requirements.

The Gas Agreement grants a right to export LNG with no restrictions on content or requirement for LPG extraction. The participants have agreed to an ongoing domestic gas supply obligation to provide the Porgera mining project and the Southern Highlands region in PNG more generally. The Gas Agreement also permits the State to designate one or more assignees to hold an interest on behalf of the PNG State. The price to be paid by the State for the acquisition of this equity interest is based on the amounts spent prior to the acquisition date by the participants.

In addition, the PNG State agrees under the Gas Agreement that the PNG LNG Project Participants will not be subject to any laws or regulations that are less favorable than those otherwise generally applicable to petroleum exploration or development parties in PNG.

Fiscal Stability Agreement

The Fiscal Stability agreement is annexed to the Gas Agreement. Essentially, the Fiscal Stability Agreement provides for the stability of fiscal terms applying to the PNG LNG Project, including relating to the applicability and rate of taxes, duties, fees and other fiscal imposts payable by the PNG LNG Project Participants. Under this agreement, the PNG State guarantees the fiscal stability of the PNG LNG Project and indemnifies the PNG LNG Project Participants in respect of any additional amounts payable.

Coordinated Development and Operating Agreement

The Coordinated Development and Operating Agreement entered into on 30 October 2008 and amended and restated on 8 December 2009 (“CDOA”) creates an unincorporated joint venture among the PNG LNG Project Participants.

The PNG LNG Project is an integrated project comprising upstream and pipeline infrastructure as well as LNG processing plant facilities. The CDOA covers all activities required to operate the PNG LNG Project. ExxonMobil PNG Limited (an ExxonMobil subsidiary) is the operator of the PNG LNG Project under the CDOA. The upstream elements of the PNG LNG Project include both oil and gas fields. Oil Search is the operator of the oil fields within the PNG LNG Project.

The CDOA defines each participant’s interest in the PNG LNG Project consistent with their respective licence interests and provides the basis of calculation for their respective project interests. Under the CDOA an operating committee is established to authorize and supervise project operations including through the approval of work programs and budgets. In addition, provisions are included in the CDOA to manage the interface between oil fields and gas fields.

EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in this Schedule A other than NSAI, Oil Search’s independent qualified reserves evaluators, and Deloitte Touche Tohmatsu, which has audited the financial statements included in the Oil Search Annual Report attached as Appendix “A” to this Schedule A.

None of the principals of NSAI or Deloitte Touche Tohmatsu had any registered or beneficial interests, direct or indirect, in any securities or other property of Oil Search or of Oil Search’s associates or affiliates either at the time each prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

SIGNIFICANT ACQUISITIONS

Oil Search did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

FURTHER INFORMATION

Additional information relating to Oil Search may be found in the Oil Search Annual Report attached as Appendix “A” to this Schedule A, on the ASX web site at www.asx.com.au and on Oil Search’s web site at www.oilsearch.com.

APPENDIX “A” TO SCHEDULE A - OIL SEARCH ANNUAL REPORT

[See attached]

Oil Search
Strong
FOUNDATIONS
ANNUAL REPORT 2015

2 Our Vision, Our Values
4 Strong Performance
6 2015 Highlights
8 Strong Leadership
10 Strong Strategic Outlook
14 Strong Financial Management
16 Strong Executive Team
18 Strong Production
22 Strong Gas Growth
28 Strong Exploration Programme
32 Strong Commitment to Social Responsibility
36 Strong Organisational Capability
40 2015 Reserves and Resources
46 Licence Interests
48 Strong Governance
54 Financial Report Contents
55 Directors’ Report
88 Financial Statements
124 Shareholder Information
128 Ten-year Summary
130 Glossary
132 Corporate Directory
IBC About Oil Search

…the key to
FUTURE GROWTH
Oil Search’s history is deeply rooted in Papua New Guinea (PNG), where the Company has operated since 1929. Over this time, Oil Search has developed strong and genuine relationships with the PNG Government, regulators, landowners and communities and an unrivalled understanding of how to operate successfully and safely in PNG. The Company’s long-standing commitment to social responsibility and sustainable development, which is fundamental to maintaining a stable operating environment in PNG, has been instrumental in its success.
Oil Search remains committed to PNG and intends to leverage its strong foundations to unlock the country’s full oil and gas potential, ensuring continued delivery of long-term value to all stakeholders.
OIL SEARCH Annual Report 2015 1

OUR
Vision
To generate top quartile returns for shareholders through excellence in socially responsible oil and gas exploration and production
2

OUR
Values
Integrity
Respect
Caring
Passion
Responsible
Diversity
Excellence
OIL SEARCH Annual Report 2015 3

Strong
PERFORMANCE
in a challenging environment
During 2015, Oil Search delivered a strong performance, both operationally and financially. Production increased 52% to 29.3 million barrels of oil equivalent (mmboe), while core profit declined 25%, despite nearly a 50% fall in the oil price compared to 2014.
Oil Search’s production assets have low operating costs and sustaining capital requirements and generate positive cash flows even at current oil prices. In addition, the Company has a strong balance sheet and sufficient liquidity to fund its globally-competitive gas growth projects, which have the potential to deliver sector-leading returns to shareholders.
In 2015, Oil Search implemented a number of initiatives to recalibrate the business, aimed at ensuring the Company can continue to deliver superior returns to its shareholders, in a socially responsible way, in a ‘lower for longer’ oil price environment. This programme to drive further efficiencies and innovation will continue in 2016.
4

OIL SEARCH Annual Report 2015 5

2015
Highlights
29.3
MMBOE
Total production
US$360
MILLION
Core profit
6

6.7
6.4
6.7
19.3
29.3
11
12
13
14
15

UP **52%**

*Total production*

**(MMBOE)**


116
114
111
98
51
11
12
13
14
15

DOWN **47%**

*Average realised oil and condensate price*

**(US$ PER BARREL)**



## TOTAL RECORDABLE INCIDENT RATE (TRIR)

*Safety remains a key priority. The TRIR per million hours worked in 2015 was 1.91, down from 1.97 in the previous year, despite many workplace changes*


13.9
17.4
18.8
12.2
10.1
11
12
13
14
15

DOWN **17%**

*Unit production cost*

**(US$ PER BARREL OF OIL EQUIVALENT)**


236
153
206
483
360
11
12
13
14
15

DOWN **25%**

*Core profit before impairments*

**(US$ MILLION)**



## 2015 BUSINESS OPTIMISATION PROGRAMME

*Initiatives were implemented to achieve the appropriate organisational and resourcing structure to deliver the Company's core priorities in a low oil price environment*


386
196
367
992
953
11
12
13
14
15

DOWN **4%**

*Operating cash flow*

**(US$ MILLION)**


4¢ SPECIAL
4
4
4
10
4
10
11
12
13
14
15

**42%**

PAYOUT RATIO

*Dividends per share*

**(US CENTS)**



## TOTAL SHAREHOLDER RETURN (TSR)

*Oil Search's one year TSR fell 12%, reflecting recent global oil price weakness. However over the past 10 years, the Company has delivered a TSR of 112%, outperforming the ASX 200 and ASX 200 Energy indices*

OIL SEARCH *Annual Report 2015*

7

LETTER FROM THE CHAIRMAN
Strong
LEADERSHIP

2015 was one of the most challenging years in Oil Search’s history, with the average global oil price nearly 50% lower than in 2014. However, it was also one of the most successful for the Company. Production reached an all-time high of 29.3 mmboe, an increase of 52% compared to 2014, driven by an excellent performance from the PNG LNG Project and a solid contribution from the Oil Search-operated PNG oil and gas fields. While impacted by lower oil and gas prices, the Company delivered a core profit of US$360 million before non-cash impairments, a strong result given the oil price environment.
Consistent with our dividend policy to pay out between 35% and 50% of core profit to shareholders, an ordinary dividend of 10 US cents per share was paid for 2015, compared to a total of 14 US cents per share for 2014 (comprising an ordinary dividend of 10 US cents per share and a special dividend of four US cents per share). The Board continues to believe that a proportional dividend policy is appropriate in this time of volatile oil prices, enabling sufficient cash to be retained to invest in high-returning growth projects while still providing a return to shareholders. Given our financial strength, with US$910 million in cash and liquidity of close to US$1.7 billion at year end, our dividend reinvestment plan remains suspended.
The outlook for oil and LNG prices remains uncertain. With far fewer new oil and gas projects sanctioned in 2015 compared to previous years, we believe that global oil markets, which are currently oversupplied, will progressively rebalance as conventional oil production starts to decline. This should result in a gradual recovery in oil prices over the next few years. However, we expect, and are planning for, sustained low oil prices during 2016.
We implemented a number of organisational changes in 2015 to promote improved productivity and ensure the Company’s cost competitiveness.

8

Production costs in 2015 were US$10.08 per barrel of oil equivalent (boe), down from US$12.21 per boe in 2014, despite several one-off costs associated with restructuring. We expect a further reduction in 2016, as the benefits of the changes made in 2015 are realised and additional initiatives to reduce costs and improve efficiency and productivity are undertaken. Oil Search’s breakeven oil price, after cash operating costs, sustaining capital and debt servicing, is approximately US$30 per barrel, highlighting the Company’s resilience to low oil prices. The strong liquidity position provides a further buffer in a low oil price environment.
With so many changes occurring within the Company, a key concern for the management team and Board in 2015 was, that our safety performance would suffer. Pleasingly, the Company achieved a slight improvement in Total Recordable Incidents and had no Lost Time Injuries, which is a credit to all Oil Search employees and reflects the strong safety culture embedded within the Company.
Looking to the future, we are very fortunate to have interests in two major LNG growth projects - the potential expansion of the PNG LNG Project and the proposed Papua LNG Project. Both are assessed by independent experts to be in the lowest quartile of development costs globally and can generate significant shareholder value, even on more modest long-term oil and gas price expectations. Cash generated from our low cost producing assets and our strong balance sheet allow us to continue to invest in these high-returning growth opportunities, while many other proposed developments globally are being delayed or cancelled. The excellent performance of the PNG LNG Project, which is consistently and safely operating above nameplate capacity, has put PNG on the map as a reliable supplier of high heating value gas, located close to the key Asian markets. PNG LNG’s success provides us with confidence that, when these projects are ready for sanction, there will be demand for our gas from premium Asian buyers, despite the current oversupply of LNG.
During 2015, Woodside Petroleum submitted a highly conditional, scrip only proposal to the Oil Search Board to merge the two companies. Following extensive consultation with shareholders and a detailed assessment of the terms, the Oil Search Board rejected the proposal on the basis that it materially undervalued the Company and brought few, if any, benefits to Oil Search shareholders. Woodside subsequently withdrew the proposal. While the Company is in a strong position, operationally and financially, the Oil Search Board is open to any proposal that reflects compelling value for Oil Search shareholders, which clearly this offer did not. The Board remains committed to acting in the best interests of shareholders at all times.
Strong leadership from the Oil Search Board, our Managing Director and the executive team was instrumental in driving the good performance achieved in 2015, despite it being a difficult year. I would like to thank all our employees for their contributions and my Board colleagues for their support and guidance. We look forward to 2016 with a degree of optimism, tempered by the recognition that the immediate and longer term market outlook will present both risk and opportunity. Our Company is well placed to meet the challenge.

Richard Lee
CHAIRMAN
OIL SEARCH Annual Report 2015
9

Strong
STRATEGIC
OUTLOOK
Peter Botten
Managing Director
In light of sharply lower oil prices, in 2015 Oil Search reviewed the outcomes of the 2014 Strategic Review. The Company concluded that its core strategies remain appropriate and capable of generating significant value for stakeholders, even during a period of sustained low oil prices. The Company is committed, and has the financial capacity, to continue investing in its globally competitive LNG growth opportunities, through the present oil price cycle.
Central Processing Facility, Kutubu, PNG Highlands.
In 2014, Oil Search undertook a major Strategic Review to prepare the Company for its next phase of growth. The Review concluded that shareholder returns would be maximised by the Company commercialising its existing gas resources in PNG. The Review also recognised the importance of maintaining Oil Search’s long-standing commitment to sustainable development, social responsibility and community relations.
In 2015, Oil Search carried out a careful re-examination of the results of the 2014 Strategic Review. It concluded that the core strategies remain the most appropriate way to deliver top quartile returns to shareholders.
A key component of Oil Search’s strategy to deliver long-term, high-value growth is the potential development of a third train at the PNG LNG Project and the proposed new Papua LNG Project. Both developments are assessed by independent experts to be highly competitive relative to other proposed new LNG developments globally. Industry expert, Wood Mackenzie, ranks the projects in the lowest quartile for development costs, with PNG’s average LNG breakeven price almost 30% lower than proposed LNG projects in Australia.
In addition, Oil Search has developed a range of other strategic initiatives to further enhance shareholder value, including:
Increasing productivity and improving cost competitiveness through the implementation of a number of initiatives identified by the 2015 Business Optimisation Programme, outlined opposite.
10

Supporting the PNG LNG Project operator in its efforts to optimise production and debottleneck the existing two PNG LNG trains.
Reviewing the potential to accelerate the supply of gas from the Oil Search-operated Associated Gas fields to the PNG LNG Project, optimising future capital investment and operating costs and bringing forward the end of field life.
Promoting a cooperative development agenda between ExxonMobil and Total, to capture potential synergies from existing infrastructure and to forge potential new partnerships.
Appraising and developing existing discovered gas resources as potential sources of third party gas for the PNG LNG and Papua LNG projects and to underwrite potential local power projects.
Replenishing the Company’s exploration portfolio in PNG.
Adding value through judicious and strategic acquisitions, with a focus on new acreage and licences in PNG.
2015 BUSINESS OPTIMISATION PROGRAMME OUTCOMES
During 2015, in addition to reassessing its core strategies, Oil Search undertook a comprehensive review of all aspects of its business. The review was focused on ensuring that the Company’s organisational and resourcing structure, skill sets and cost base were not only appropriate for a potentially prolonged period of subdued oil and gas prices, but also capable of delivering Oil Search’s growth objectives. A range of initiatives identified by the review were progressively rolled out over the second half of 2015 and will continue to be implemented during 2016. The key changes include:
Simplifying the Company’s organisational structure, which has resulted in a leaner and more efficient business model.
Strengthening the LNG growth and PNG exploration teams, to support the key activities that will drive long-term growth.
Enhancing integrated planning, to drive efficiency and productivity through better alignment of resources and activities with Company priorities.
Optimising operated production output by maximising plant uptime.
Optimising supply chain and procurement activities through re-negotiating all major contracts and evaluating and implementing partnering strategies and process optimisation.
Improving drilling performance through the use of new technologies and innovation in rig and partnering strategies.
Increasing capital discipline and re-prioritising work programmes, to focus on value-adding activities that will maximise returns based on revised oil prices.
Further building the capabilities of the Port Moresby head office and the Company’s PNG workforce, to progress Oil Search’s localisation and diversity objectives. This includes targeted programmes to elevate PNG citizens into senior positions and further localisation of the PNG workforce.
Progressing partnerships with the PNG Government and communities, on projects such as power solutions, national infrastructure, health and education, that benefit all PNG citizens and help ensure a stable operating environment.
Towards the end of 2015, a Performance and Innovation Office was launched, aimed at embedding a culture of continuous improvement into the Company, to provide ongoing business improvements.
The delivery of these initiatives is expected to result in a more productive, efficient and cost-effective organisation, reducing production costs for Oil Search’s operated assets by approximately 25% in 2016. The programme of driving further efficiencies and innovation will continue into 2016 and beyond.
THE COMPANY HAS SIX KEY STRATEGIES
1. Sustain and optimise the Company’s oil and gas assets
2. Commercialise gas in PNG
3. Pursue high-value exploration opportunities
4. Contribute to a stable operating environment
5. Enhance organisational capability
6. Optimise capital management
~25%
REDUCTION
in production costs for operated assets expected in 2016
11
OIL SEARCH Annual Report 2015

Strong STRATEGIC OUTLOOK continued
The National Football Stadium, one of nine infrastructure projects managed and delivered by Oil Search on behalf of the PNG Government in 2015, hosted its first game in February 2016.
ENSURING A STABLE OPERATING ENVIRONMENT
Oil Search has developed a comprehensive strategy of community and government engagement that helps promote operating stability and provides positive social impacts in the communities in which the Company works.
Oil Search’s employment and business development initiatives for project landowners, together with a range of health, infrastructure and social development programmes, give Oil Search unprecedented access to, and support from, local communities. The Company’s Private-Public Partnerships with Government have delivered major infrastructure for PNG, leveraging Oil Search’s development skills to provide cost-effective, corruption-free services, which include roads, hospitals, schools and major buildings, including the new National Football Stadium.
In 2015, significant progress was made by Oil Search, in partnership with the Government, on projects designed to provide domestic power solutions in PNG, which is one of the country’s key infrastructure and social challenges.
BUSINESS ENVIRONMENT OUTLOOK
Over 2015, the Brent oil price fell 47%, from an average of US$99 per barrel in 2014 to US$52 per barrel in 2015, and in January 2016 dipped below US$30 per barrel for the first time in 12 years. The fall is the result of an oversupplied market, with a substantial increase in production from new tight oil in the US and a change in OPEC strategy, away from its traditional role as a swing producer, coinciding with slowing economic growth in China and Europe.
The global supply: demand imbalance has led to a significant increase in world oil inventories. While there is already evidence that non-OPEC supply is starting to taper off, it is anticipated that oil prices will continue to be volatile over the next few years, until inventory levels have been drawn down to more normal levels. The global industry reaction to lower oil and gas prices has been to put marginal projects on hold, reduce discretionary expenditure and seek contractor rate reductions. With equity funding becoming harder to obtain, there has been a clear focus on capital efficiency and prioritisation. Significant downsizing has occurred and major capital projects have stalled, with only five major oil and gas projects sanctioned in 2015 compared to 30-50 annually in recent years.
There is also currently an oversupply of LNG globally, which is expected to persist through to the end of this decade, driven by the start-up of production from several major projects in Australia and the US. In the short-term, the LNG price outlook is expected to reflect this supply overhang and the continued weakness in global oil prices. However, from early in the next decade, demand from key markets in Asia is expected to exceed supply, as existing long-term contracts expire and demand for gas grows, particularly given its status as a far lower carbon emitter than alternative fuels.
Given this backdrop, the Company’s two potential LNG growth projects, which are both targeting first gas sales early in the 2020s, are well positioned. With far fewer proposed LNG developments making progress, these projects have the opportunity to benefit from anticipated capital cost reductions, attract premium customers and commence production in a period of stronger pricing.
Shorter-term, the Company’s business planning for 2016 is based on the assumption that lower oil prices will continue through most of the year. However, in line with a range of independent oil watchers, the Company does not believe that the oil and gas industry, in its current configuration, is sustainable at present oil prices. Consequently, a gradual recovery in oil and gas prices is expected through 2017 and 2018, as the supply: demand imbalance moderates.
REJECTION OF WOODSIDE PROPOSAL
In September 2015, Oil Search received a non-binding, conditional indicative proposal from Woodside, under which Woodside would acquire all the shares in Oil Search for a consideration of one Woodside share for every four Oil Search shares held.
The proposal was subject to the following conditions:
Completion by Woodside of satisfactory due diligence on Oil Search.
Execution of a mutually acceptable confidentiality agreement.
Oil Search granting an agreed period of exclusivity.
12

Oil Search obtaining support from key stakeholders and shareholders.
Woodside being satisfied that the transaction was likely to be supported by the PNG Government on acceptable terms.
Following a detailed evaluation of the proposal, the Board concluded that it was highly opportunistic, grossly undervalued the Company and diluted the growth profile available to Oil Search shareholders. In addition, Oil Search undertook substantial shareholder engagement, with the overwhelming feedback that the proposal had little merit. Consequently, the Board unanimously decided to reject the approach and in December, Woodside withdrew the proposal.
OUTLOOK FOR 2016
Oil Search is in a strong position, with a low cost production base with modest sustaining capital requirements and a substantial liquidity buffer. As such, unlike some of our global energy peers, the Company is committed, and has the balance sheet capacity, to continue to judiciously invest in its growth opportunities. By investing through the cycle, Oil Search hopes to take advantage of lower construction costs and then benefit from an expected recovery in oil and LNG pricing when the projects come on-stream early in the next decade.
The Company regards the coming year as an ideal time to optimise its portfolio and has the ability to take advantage of acquisition opportunities, should strategic and well-priced assets become available. Oil Search looks forward to an exciting, if challenging, year ahead.
Peter Botten
MANAGING DIRECTOR
OBJECTIVES for 2016
1. Deliver top quartile operating performance
Maximise cash flows from operated production, minimise operating costs and prudently manage capital expenditure.
2. Expand the capacity of the PNG LNG Project and work towards delivering a potential third train
Continue to support the operator, ExxonMobil, on further brownfield development of the PNG LNG Project.
3. Work towards delivering the Papua LNG Project
Support Total in developing the Papua LNG Project, the next potential world-class LNG development in PNG, including pursuing cooperation and potential integration with the PNG LNG Project.
4. Accumulate high-value resources through exploration
Replenish the PNG exploration portfolio through licence acquisition and prepare to drill high-potential wells that, if successful, can support longer-term growth.
5. Manage PNG country risk
Continue to invest in activities in PNG that promote a stable operating environment.
6. Proactively manage balance sheet and cost performance
Ensure that the Company is able to fund all commitments and prioritise work programmes that can deliver value in a low oil price environment.
7. Ongoing performance improvement delivery
Deliver identified initiatives and seek further productivity improvement opportunities, for delivery in 2016 onwards.
8. Enhance core Oil Search behaviours
Demonstrate and strengthen leadership behaviours and ensure an increased commercial focus within all aspects of the business.
13
OIL SEARCH Annual Report 2015

Strong
FINANCIAL
MANAGEMENT
Stephen Gardiner
Chief Financial Officer and Group Secretary
In 2015, Oil Search recalibrated its cost structures and implemented enhanced capital discipline throughout the business. This was aimed at ensuring the Company has the capacity to fund its current commitments and its attractive LNG growth projects, while accommodating dividend distributions during a potentially sustained period of low oil prices.
FINANCIAL PERFORMANCE
Oil Search reported a net loss of US$39.4 million in 2015 compared to a net profit of US$353.2 million in the previous year. The result included a US$399.3 million after-tax impairment charge due to the write-down of the carrying value of the Taza PSC in Kurdistan to nil. Excluding impairments, core profit was US$359.9 million, compared to US$482.8 million in 2014. Total revenue was US$1.59 billion, 2% lower than the 2014 result. While sales of oil from operated fields fell 8%, sales of PNG LNG Project LNG more than doubled and condensate and naphtha sales volumes increased 80%, due to a full year of production and higher than anticipated production rates. This was offset by a 32% fall in the average realised LNG and gas price to US$9.44 per mmBtu and a 47% drop in the average realised oil and condensate price to US$51.36 per barrel, reflecting a collapse in global oil and gas prices.
Production costs on a per barrel of oil equivalent (boe) basis declined from US$12.21 per boe in 2014 to US$10.08 per boe in 2015, reflecting lower average PNG LNG Project unit production costs relative to average oil field unit production costs and cost reduction initiatives. Other operating costs increased from US$125.8 million to US$148.9 million, mainly due to higher selling and distribution costs from a full year of LNG sales and one-off restructuring costs. Depreciation and amortisation unit costs increased slightly from US$13.11 per boe in 2014 to US$13.28 per boe in 2015, due to a higher proportion of PNG LNG production.
Exploration costs of US$50.9 million were expensed in 2015, 53% lower than in the previous year. US$37.2 million of this amount related to activities in PNG, including the exploration component of the Hides F1 well, while the remainder was associated with exploration activities in the Middle East and North Africa.
Net interest costs in 2015 were US$185.1 million, 43% higher than in 2014, primarily due to the expensing of a full year of PNG LNG Project borrowing costs.
As mentioned, an impairment charge of US$399.3 million was recognised, related to the Taza PSC in Kurdistan, following a reduction in estimated gross recoverable 2C contingent resources in the field, after the completion of appraisal drilling and testing in 2015. No other impairments were required, with all producing assets assessed against a range of short, medium and long-term oil prices, reflecting the robust economics of Oil Search’s producing assets. The effective tax rate on 2015 core profit was 29.1%, compared to 36.9% in the previous year. The lower tax rate reflected a higher proportion of revenues which are taxed at the statutory rate for gas of 30% compared to 50% for oil income.
CASH FLOWS
Net operating cash flow decreased slightly, from US$992.3 million in 2014 to US$952.7 million in 2015. Net investing cash outflow totalled US$535.6 million, including US$248.3 million spent on exploration and evaluation activities, US$141.6 million on PNG LNG Project development activities and US$119.6 million on PNG production activities.
14

## CAPITAL MANAGEMENT AND LIQUIDITY

At the end of 2015, Oil Search had net debt of US$3,318.2 million, comprising cash of US$910.5 million (including US$270.8 million escrowed in PNG LNG Project accounts) and debt of US$4,228.6 million, entirely drawn down from the PNG LNG Project finance facility. Since the PNG LNG Project achieved financial completion in February 2015, US$1.2 billion of cash distributions have been released to the Company. At year end, liquidity totalled US$1.7 billion, including US$748 million available from undrawn corporate revolving facilities. In December, the Company successfully refinanced two US$125 million bilateral revolving credit facilities through a well-supported competitive bid process.

A 2015 final unfranked dividend of four US cents per share was declared, taking the total unfranked dividend for 2015, including the six cent interim dividend, to 10 US cents per share. This represented a dividend payout ratio of 42%, in line with the Company's policy of distributing between 35% and 50% of core profit by way of dividends. The Board believes a proportional dividend policy, where dividend payments are aligned with the Company's profitability, remains appropriate in the current volatile oil price environment.

## FINANCIAL PERFORMANCE SUMMARY

| Year to 31 December | | 2015 | 2014 | % change |
|---|---|---|---|---|
| Total production | mmboe | **29.25** | 19.27 | 52% |
| Total sales | mmboe | **28.76** | 17.76 | 62% |
| Average realised oil and condensate price | US$/bbl | **51.36** | 97.79 | (47%) |
| Average realised LNG and gas price | US$/mmBtu | **9.44** | 13.94 | (32%) |
| Revenue from operations | US$m | **1,585.7** | 1,610.4 | (2%) |
| EBITDAX[1] | US$m | **1,151.3** | 1,257.0 | (8%) |
| Depreciation and amortisation | US$m | **(407.8)** | (252.7) | 61% |
| Exploration costs expensed | US$m | **(50.9)** | (109.1) | (53%) |
| EBIT[1] | US$m | **692.6** | 895.2 | (23%) |
| Net interest income / (expense) | US$m | **(185.1)** | (129.6) | 43% |
| Impairment loss | US$m | **(399.3)** | (180.6) | 121% |
| Tax | US$m | **(147.6)** | (231.8) | (36%) |
| **Net profit after tax[2]** | US$m | **(39.4)** | 353.2 | (111%) |
| Impairment (net of tax) | US$m | **399.3** | 129.6 | 208% |
| **Core profit[1]** | US$m | **359.9** | 482.8 | (25%) |
| Basic EPS[2] | US¢/share | **(2.6)** | 23.8 | (111%) |
| Basic EPS before significant items | US¢/share | **23.6** | 32.6 | (27%) |
| Dividends per share | US¢/share | **10.0** | 14.0 | (29%) |
| Operating cash flow | US$m | **952.7** | 992.3 | (4%) |
| Net cash / (debt) | US$m | **(3,318.2)** | (3,452.0) | (4%) |

(1) EBITDAX (earnings before interest, tax, depreciation/amortisation, impairment and exploration), EBIT (earnings before interest, impairment and tax) and Core Profit are non-IFRS measures that are presented to provide a more meaningful understanding of the performance of Oil Search's operations. The non-IFRS financial information is unaudited but is derived from the financial statements which have been subject to audit by the Group's auditor.

(2) Including significant items.

## OUTLOOK *for 2016*

Oil Search enters 2016 in a strong financial position, benefiting from substantial liquidity, a low cost production base and modest sustaining capital requirements. Together with ongoing cash flow from producing assets, the Company has sufficient funds to support all current committed activities, including scheduled debt repayments and the continued judicious investment in its two highly competitive potential LNG growth projects.

In 2016, the Company will continue to drive further efficiencies and reduce costs. Production costs for Oil Search's operated assets are expected to fall by approximately 25% in 2016, as the benefits of restructuring and cost reductions undertaken in 2015 are fully realised. In addition, total capital spend in 2016 is expected to be approximately 35% lower than in 2015, focused on the Company's high-returning Highlands and Gulf gas commercialisation activities.

OIL SEARCH *Annual Report 2015*

15

Strong
EXECUTIVE TEAM
Peter Botten, CBE
Managing Director
Peter was appointed Managing Director of Oil Search in 1994. He has extensive worldwide experience in the oil and gas industry, previously holding various senior technical, managerial and board positions in a number of listed and government-owned organisations. He is currently a Council Member of the Australia PNG Business Council, Director of the Oil Search Foundation and Chairman of Business for Development Australia.
Gerea Aopi, CBE
Executive General Manager, Stakeholder Engagement
Gerea was appointed to the Executive Leadership Team in 1998 and joined the Board as an Executive Director in 2006. Prior to joining Oil Search, Gerea was Managing Director of Telikom PNG Ltd, held several very senior positions in the PNG public service and served as the Secretary of the Department of Finance and Planning.
Paul Cholakos
Executive General Manager, Technical Services
Paul joined Oil Search in 2010, after more than 25 years’ experience in the international oil and gas and mining industries. He was appointed EGM, Technical Services in 2015, having previously held the roles of EGM, PNG Operations and EGM, Project Development. Paul played a significant part in the Company’s transition to a major LNG exporter through overseeing the Oil Search-operated elements of the PNG LNG Project.
Stephen Gardiner
Chief Financial Officer and Group Secretary
Stephen joined Oil Search in 2004, after a 20-year career in corporate finance at two of Australia’s largest multinational construction materials companies and a major Australian telecommunications company. Stephen was appointed Chief Financial Officer in 2012. Stephen is also the Group Secretary of Oil Search, a role he has held since May 2009.
Michael Herrett
Executive General Manager, Human Resources
Michael joined Oil Search in 2012, after more than 30 years with BHP Billiton in senior Human Resources roles, including Vice President positions based in the US, UK and Australia. He has extensive international HR experience, with previous responsibilities covering oil and gas, mining and manufacturing operations in Africa, Latin America, Asia, Australia and the US.
16

Glenn Darnley-Stuart
Executive General Manager, Project Development
Glenn joined Oil Search in 2003, after seven years with Chevron and 20 years in the Australian Army. He spent his first five years with Oil Search as General Manager, PNG Operations, prior to being seconded to ExxonMobil as a Project Manager on the PNG LNG Project based in PNG. Glenn was appointed to the position of EGM, Project Development in early 2013.
Ian Munro
Executive General Manager, Gas Business Development
Ian joined Oil Search in August 2013 to drive growth of the Company’s gas business and deliver opportunities for gas commercialisation. Ian’s career spans more than 27 years in the oil and gas industry, including senior technical and commercial roles at Mobil, ExxonMobil and Woodside Petroleum.
Dr Julian Fowles
Executive General Manager, PNG Business Unit
Julian joined Oil Search in 2012, after a 23-year career with a number of large international oil and gas companies, including 16 years with Shell. His worldwide experience encompasses technical and senior executive management across exploration, development and production operations and new business.
Dr Keiran Wulff
Executive General Manager, Exploration and New Business
Keiran re-joined Oil Search in January 2015, having previously worked for the Company between 1995 and 2008. Keiran was formerly Managing Director of Buru Energy Limited and has more than 30 years’ worldwide experience in the oil and gas industry.
17
OIL SEARCH Annual Report 2015

Strong
PRODUCTION
Julian Fowles EGM, PNG Business Unit
Glenn Darnley-Stuart EGM, Project Development
Paul Cholakos EGM, Technical Services
Total production in 2015 was 29.3 mmboe, 52% higher than in the previous year and an all-time record for the Company. This reflected an outstanding performance by the PNG LNG Project, which operated at an annualised production rate of approximately 7.4 MTPA during 2015, and a stable contribution from the operated PNG oil fields, which was an excellent outcome given their maturity.
By the end of 2015, the PNG LNG Project had delivered 156 LNG cargoes since the start of production in 2014.
PNG LNG PROJECT
In 2015, the PNG LNG Project contributed 22.2 mmboe net to Oil Search, 76% of the Company’s total production, of which 18.9 mmboe was LNG and 3.3 mmboe liquids (condensate and naphtha).
A number of milestones were celebrated by the Project, operated by ExxonMobil PNG Limited, during 2015. Financial completion was achieved in February 2015, allowing the distribution of Project cash flows to the co-venture partners to commence, the Project marked its first year of production in April 2015 and the 100th cargo was delivered in June 2015.
The Project operated consistently above the nameplate capacity of 6.9 million tonnes per annum (MTPA), averaging 7.4 MTPA in 2015, with facility processing performance improving progressively over the year. As well as high levels of uptime at the LNG plant, the result was supported by strong upstream deliverability, with an excellent performance from the Hides wells, the Oil Search-operated Associated Gas (AG) fields and the Hides Gas Conditioning Plant (HGCP). Third party gas sales from the Oil Search-operated SE Gobe field commenced in May, adding gas volumes to help support the plant’s expanded capacity. Towards the end of the year, an extended high-rate production test took place to evaluate potential debottlenecking opportunities. It is anticipated that further work to optimise the installed capacity will take place in 2016.
Most importantly, the Project’s strong performance was achieved safely, continuing its record of zero Lost Time Incidents since production began.
18

## 2015 PRODUCTION SUMMARY[1]

| YEAR TO 31 DECEMBER | 2015 | 2014 | % Change |
|---|---|---|---|
| GAS PRODUCTION | mmscf | mmscf | Net to OSH |
| PNG LNG Project LNG[2] | **96,646** | 52,199 | +85% |
| Hides GTE Gas Production[3] | **5,312** | 5,675 | -6% |
| SE Gobe Gas to PNG LNG[4] | **1,886** | – | N/M |
| **Total Gas** | **103,844** | 57,874 | +79% |
| OIL AND LIQUIDS PRODUCTION | mmbbl | mmbbl | |
| Kutubu | **3.80** | 3.69 | +3% |
| Moran | **1.56** | 1.99 | -22% |
| Gobe Main | **0.03** | 0.03 | -5% |
| SE Gobe | **0.12** | 0.13 | -8% |
| SE Mananda | **-** | 0.01 | N/M |
| **Total Oil** | **5.51** | 5.85 | -6% |
| PNG LNG Project Liquids | **3.27** | 1.96 | +67% |
| Hides GTE Liquids[3] | **0.11** | 0.12 | -8% |
| **Total Liquids** | **8.89** | 7.93 | +12% |
| TOTAL PRODUCTION[5] | **29.25** | 19.27 | +52% |

(1) Numbers may not add due to rounding.

(2) Production net of fuel, flare, shrinkage and SE Gobe wet gas.

(3) Hides GTE production is reported on a 100% basis for gas and associated liquids purchased by the Hides GTE Project Participant (Oil Search 100%) for processing and sale to the Porgera power station. Sales gas volumes are inclusive of approximately 2% unrecovered process gas.

(4) SE Gobe wet gas reported at inlet to plant, inclusive of fuel, flare and naphtha.

(5) Gas and LNG volumes for 2015 have been converted to barrels of oil equivalent using an Oil Search specific conversion factor of 5,100 scf = 1 boe which represents a weighted average based on Oil Search's reserves portfolio, using the actual calorific value of each gas volume at its point of sale. Minor variations to the conversion factors may occur over time.

### Solid demand for PNG LNG Project gas

Since the commencement of exports, the PNG LNG Project has established a reputation as a very reliable gas supplier. The product has been well received by the market, due to its high heating value, which is well suited to the Asian reticulation network, while PNG's proximity to key Asian LNG markets means shorter shipping times and represents geographical diversification for customers. In 2015, 101 LNG cargoes were sold, of which nearly 80% was sold under the Project's four long-term sales agreements. The ramp-up of contract sales reached the plateau level of 6.6 MTPA in the fourth quarter of 2015. Good demand was also seen for the Project's additional volumes, with more than 70% of uncontracted cargoes acquired by the Project's long-term contract customers and the balance sold to a range of top tier LNG buyers. 31.5 equivalent cargoes of Kutubu Blend, comprising production from the Oil Search-operated PNG oil fields and condensate from the PNG LNG Project, as well as eight cargoes of naphtha from the PNG LNG Project, were also sold.

### Ongoing development activities

Development drilling activities on the Angore gas field continued during 2015. Two wells, Angore A1 and A2, were completed as future producers. The Hides F1 development well was successfully logged and cased in the Toro reservoir as a future producer for the Project and is expected to be tied into the HGCP in late 2017/2018. Structural mapping to delineate the distribution and volume of gas reserves in the Hides field was undertaken during the year.

### Oil Search's role in gas and liquids delivery to the PNG LNG Project

During 2015, an average of 118 million standard cubic feet per day (mmscf/day) of gas was supplied to the PNG LNG Project by Oil Search from the AG and SE Gobe fields, representing approximately 12% of the total gas delivered to the LNG plant. The Kutubu and Gobe Main fields contributed an average of more than 65 mmscf/d and 30 mmscf/d, respectively, over the year. Third party gas sales from the SE Gobe field to the Project commenced in May at an average rate of more than 30 mmscf/d.

**101**

*LNG cargoes were sold in 2015*

**~80%**

*of the PNG LNG Project production workforce comprised PNG citizens at the end of 2015*

**4**

*long-term contract customers:*

*Sinopec (China)*
*TEPCO (Japan)*
*Osaka Gas (Japan)*
*CPC (Taiwan)*

**OIL SEARCH** *Annual Report 2015*

19

Strong PRODUCTION continued
PPL 269 P’NYANG PPL 260 BISMARCK SEA
PRL 3 JUHA NORTH
P’NYANG SOUTH PPL 260
PPL 395
PPL 402 ANGORE
PPL 464 PDL 9 PDL 1
JUHA PPL 277
HIDES GAS CONDITIONING PLANT
PROPOSED JUHA FACILITY PDL 7 PDL 8
HIDES PDL 6 PDL 5
MORAN Papua New Guinea
MANANDA APDL 11
USANO SE GOBE
SE MANANDA AGOGO
KUTUBU
SE HEDINIA
PDL 2 COBRA
CENTRAL PROCESSING FACILITY GOBE MAIN PDL 4 PPL 277
PRL 14 PPL 339 PPL 339
GOBE PROCESSING FACILITY PDL 3 BILIP
PRL 9 PPL 339 ELK-ANTELOPE
KIMU PRL 8
IEHI PRL 15
BARIKEWA
PPL 339
PPL 339
PPL 339
PPL 339
PRL 10 URAMU
PPL 339 PPL 339
KUMUL TERMINAL
PPL 385
PPL 244 HAGANA
FLINDERS
GULF OF PAPUA
PNG LNG PLANT
0 100km PORT MORESBY
LEGEND
Gas Pipeline
Condensate Pipeline
Proposed Gas Pipeline
Oil Pipeline
Facility
Gas Field
Oil Field
Oil & Gas Field
OSH non-operated
OSH operated
PNG LNG Project Gas Fields
PNG LNG Project Facilities
Non PNG LNG Gas/Oil Fields
Oil Search’s licence interests in PNG.
~85%
success rate achieved for oil field development wells drilled since Oil Search commenced operatorship in 2003
The Oil Search-operated liquids export system, comprising the transportation of liquids through 270 kilometres of pipeline from the Highlands to the Kumul Marine Terminal located offshore in the Gulf of Papua, handled 10.6 mmbbl (approximately 30,000 bbl/d) of condensate from the PNG LNG Project in 2015. A high level of uptime was maintained in the export system during the year and this will remain a focus in 2016.
Oil Search has identified a potentially valuable opportunity to accelerate gas supply to the PNG LNG Project from the Kutubu, Agogo and Moran AG fields, which it operates. As well as providing increased gas delivery flexibility, this would optimise capital investment, bring forward the end of AG field life and reduce the future cost of supporting ageing facilities and wells, in the face of declining oil production. Initial discussions with the PNG LNG Project operator were completed in 2015 and Oil Search has since formed an internal project team which will conduct a feasibility study on this opportunity during 2016.
PNG LNG workforce and business development
At the end of 2015, the Project production workforce, including employees and contractors, totalled more than 2,400, of which 79% were PNG citizens. This compared to 3,500 at the end of 2014, as the demobilisation of development personnel continued.
During 2015, the operator provided more than 65,000 hours of training through more than 2,300 training programmes. Also during the year, six Lancos and 200 non-Lanco PNG businesses were contracted by the operator to provide services, including labour hire, maintenance, transportation, security, freight and logistics to the Project. In 2015, the Project spent approximately Kina 515 million (US$182 million) on PNG-based services, including approximately Kina 187 million (US$66 million) spent with Lancos. Since 2010, the PNG LNG Project has generated expenditures of more than Kina 11.5 billion (US$4.5 billion) in-country, including Kina
2.9 billion (US$1.1 billion) with Lancos.
20

PNG LNG beneficiary identification
During 2015, Oil Search continued to support the PNG Government and the operator to progress the PNG LNG Project Landowner Benefits Identification Programme. Royalty payments from the sale of Project LNG and liquids continue to be paid into a Government-nominated trust account with the Bank of Papua New Guinea for future distribution to landowners.
PNG OPERATED OIL AND GAS PRODUCTION
In 2015, Oil Search achieved total net operated production of 7.03 mmboe, produced at a gross average rate of 35,165 boepd. This was similar to production in 2014 of 7.08 mmboe, an excellent outcome given the maturity of the fields. Net crude oil production for the year was 5.51 mmbbl, with the Kutubu and Moran fields contributing more than 95% of total oil produced, while gas and liquids production from the Hides Gas-to-Electricity (GTE) Project was 1.15 mmboe and SE Gobe gas sales to the PNG LNG Project contributed 0.37 mmboe. This compared to net oil production of 5.85 mmbbl and gas and liquids production of 1.23 mmboe in 2014. Production from the Kutubu complex of fields increased 3%, largely due to an excellent performance from the Usano field, where reservoir management strategies developed and implemented in recent years continued to yield material gains in oil production. Production from Usano has increased from approximately 2,000 bopd in mid-2013 to sustained rates of more than 5,500 bopd in 2014 and 2015. At Agogo, production optimisation from three reservoirs accessed via existing backlimb wells and recent development wells in the Agogo forelimb resulted in an average production rate gain of 1,000 bopd compared to the previous year.
At Moran, the Moran 16 ST1 development well encountered oil in the targeted Toro and Digimu reservoirs close to prognosis and was brought online in May at a rate of 1,500 bopd. However, total production was impacted by a number of mechanical issues in the Moran 2X ST2 and NW Moran 1 ST5 wells. Successful sidetracks were undertaken in both wells, which were brought back online late in the year.
Oil production rates at the Gobe Main and SE Gobe fields were maintained at similar levels to 2014, reflecting stable facilities uptime. During the year, gas exports to the PNG LNG Project ramped up materially, with third party gas sales commencing from SE Gobe in May 2015. Together with gas from Gobe Main, 19.2 billion cubic feet (bcf) gross of gas was exported from the Gobe fields to the PNG LNG Project during the year. The Gobe Processing Facility now exports in excess of 15,000 boepd of oil and gas, compared to approximately 2,000 boepd prior to Gobe Main and SE Gobe gas sales commencing.
Gas sales from the Hides GTE Project to the Porgera Gold Mine fell 6% in 2015. This reflected the impact of a major drought in PNG in the second half of the year, which resulted in a temporary closure of the Porgera mine.
Adding value in a low oil price environment
Since assuming oil field operatorship in 2003, Oil Search has drilled 43 development wells with a success rate of approximately 85%. Over the past four years alone, the Company has added nearly 50 mmbbls of oil (gross) to 1P reserves through high resolution reservoir modelling, development drilling and field management. However, traditional opportunities to extract oil from these mature reservoirs have become commercially challenging in the low oil price environment. In light of this, the Company’s strategy for 2016 is to optimise production from its operated oil fields by driving operating efficiencies through reduced planned downtime and improving reliability through integrated activity planning.
PROCESS SAFETY
In 2015, the Process Safety Improvement Plan (PSIP) focused on updating hazard and operability studies, identifying potential major accident events and using a systematic process to review the current status of controls to prevent them from occurring. Assessment of Oil Search’s producing wells confirmed that all wells are safe and also identified opportunities to further reduce risk. Work also commenced on embedding Oil Search’s approach to managing process safety into the Company’s management system. Once complete, this will help provide assurance that process safety is being properly managed and ensure the gains achieved through the implementation of the PSIP are sustained.
FOCUS ITEMS for 2016
PNG LNG PROJECT
Continue to provide a reliable supply of gas from the Kutubu, Gobe Main and SE Gobe fields and ensure a high level of facilities availability from the liquids export system via the Kumul Marine Terminal.
Support the Project operator in analysing opportunities for further production optimisation and debottlenecking.
Undertake a feasibility study on the potential accelerated gas blow down of the AG fields to the Project.
PNG OPERATED PRODUCTION
Enhance production performance through reducing unplanned downtime and improving the reliability of the production facilities.
Continue to focus on well integrity and process safety.
2016 PRODUCTION OUTLOOK(1)
Oil Search-operated
(PNG oil and gas) 5.7 – 6.2 mmboe(2),(3)
PNG LNG Project
LNG 95 – 100 bcf
Liquids 3.3 – 3.5 mmbbl
Total PNG LNG Project 22 – 23 mmboe(2)
Total production 27.5 – 29.5 mmboe
(1) Numbers may not add due to rounding.
(2) Gas volumes have been converted to barrels of oil equivalent using an Oil Search specific conversion factor of 5,100 scf = 1 boe, which represents a weighted average, based on Oil Search’s reserves portfolio, using the actual calorific value of each gas volume at its point of sale.
(3) Includes 2.8 – 3.0 bcf (net) of SE Gobe gas (OSH – 22.34%) sold to the PNG LNG Project.
21
OIL SEARCH Annual Report 2015

Strong
GAS GROWTH
Ian Munro
Executive General Manager,
Gas Business Development
Gas commercialisation activities in the Highlands and Gulf Province in PNG made significant progress in 2015. PNG LNG Project expansion and the Papua LNG Project have the potential to deliver at least two, and possibly three, additional LNG trains in PNG, which, once on-stream, would double Oil Search’s production. The Company’s extensive gas exploration portfolio in PNG has the potential to support further gas commercialisation.
PROPOSED PAPUA LNG PLANT SITE AT CAUTION BAY
SPACE AVAILABLE FOR EXPANSION TRAINS
EXISTING PNG LNG PLANT
Co-location of LNG plant sites will allow the opportunity to drive capital efficient expansion, operational synergies and schedule optimisation between the potential PNG LNG Project expansion and the proposed Papua LNG Project.
PNG LNG PROJECT EXPANSION
P’nyang gas field MoU signed
In January 2015, ExxonMobil PNG Limited, operator of the PNG LNG Project and PRL 3, and the PNG Government signed a Memorandum of Understanding (MoU) regarding the development of the P’nyang field in PRL 3 (Oil Search – 38.51%). Under the MoU, P’nyang gas will be brought into the PNG LNG Project to support production, including production optimisation and debottlenecking of the existing two trains, a potential third LNG train and the supply of electricity and gas for domestic power. This was a significant milestone for the PRL 3 Joint Venture (JV), as it provided a clear framework for the award of a Petroleum Development Licence (PDL) for the P’nyang field. In addition, the MoU included a timeline, agreed by the JV and the Government, targeting a final investment decision on a potential third LNG train by the end of 2017.
In line with the MoU, in early 2015, the JV submitted a PDL application for the field to the PNG Government, with work towards the formal award of the PDL continuing during the year. Assisted by logistics support from the JV, the Department of Petroleum and Energy undertook fieldwork to identify project landowners and held information sessions in the project area regarding the development. Additional village-based information sessions, building on a Ministerial determination of eligible
22

P’nyang Gas Field Clans and Villages, are expected to take place in 2016, prior to landowner development forums.
Once the PDL is awarded, the intention is to integrate P’nyang into the PNG LNG Project, to support the proven additional production capacity within the Project’s existing two trains, domestic market opportunities and a potential third train. The incorporation of P’nyang into PNG LNG is regarded as the optimal outcome for all stakeholders. A brownfield development will benefit from the stable and transparent fiscal terms already agreed with the Government, a relatively straightforward expansion of the existing project finance facility to provide debt funding and the use of existing downstream PNG LNG Project infrastructure, significantly reducing development costs. The upstream development of P’nyang will include new gas and liquids pipelines that tie into existing project infrastructure at Kutubu. The pipeline route, which was agreed by the JV in 2015, may help facilitate the development of stranded gas fields in the Western Forelands region.
In April 2015, a key commitment under the MoU was fulfilled, with the execution of a power sale agreement by ExxonMobil, on behalf of the PNG LNG/PRL 3 co-venturers, for the supply of up to 25 megawatts of electricity to PNG Power Limited for use in Port Moresby. Power deliveries from the PNG LNG plant to PNG Power commenced in early July, ensuring a reliable supply of electricity during the Pacific Games and demonstrating the JV’s commitment to the Government and the people of PNG.
Preparatory works for further drilling on the P’nyang field took place during 2015. The objective of this drilling is to allow the reclassification of some of the 2C contingent resources to the 1C category, to support marketing of additional PNG LNG volumes. Oil Search is working closely with the operator, including providing environmental and community expertise and staff and logistics for pad construction. In 2015 and early 2016, Oil Search supported the delivery of community awareness and a site-specific environmental and social impact assessment of the planned drilling activity. P’nyang South 2, in the south-east of the field and the first of potentially two wells on P’nyang, is presently targeted to spud in the second half of 2016.
Following the evaluation of new seismic and well data, the Company’s estimate of gross 2C contingent gas resources for the field has increased from 2.6 trillion cubic feet (tcf) to 3.5 tcf. (See 2015 Reserves and Resources for further detail).
PNG LNG Project fields
In early 2015, Hides F1 (Hides Deep), a dual development/exploration well, successfully intersected the producing Toro reservoir and was logged and cased as a future producer for the PNG LNG Project. The deeper exploration target, the Koi-Iange interval, was not hydrocarbon bearing and the exploration component abandoned.
Gas resource evaluation activities at Hides, using data obtained from the development wells drilled to date, remain ongoing. The PNG LNG Project participants plan to undertake an independent gas re-certification of Project reserves, including Hides and the AG fields, in 2016, to provide greater certainty regarding the volume of gas available to support high-value PNG LNG expansion.
2016 Highlands drilling campaign
In addition to P’nyang, the 2016 Highlands drilling campaign is planned to include the Muruk 1 exploration well in PPL 402 (Oil Search – 50%, operator), following the completion of the remote rig site. Muruk is a multi-tcf exploration prospect, on-trend with, and located approximately 40 kilometres north-west of, the Hides field. If successful, Muruk could be a potential new source of gas for PNG LNG expansion. (See Strong Exploration Programme section for further detail).
BENEFITS OF PNG LNG PROJECT EXPANSION
Stable and transparent fiscal regime agreed with the PNG Government
Straightforward expansion of existing US$15.5 billion project finance facility
Brownfield development can leverage existing infrastructure and engineering, materially reducing capital requirements and expediting the schedule
3.5 tcf
Oil Search’s estimate of gross 2 C contingent gas resources for P’nyang has increased materially , from 2.6 tcf
23
OIL SEARCH Annual Report 2015

Strong GAS GROWTH continued

Antelope 4 ST1 well, PRL 15, Gulf Province, PNG.

PAPUA LNG PROJECT
Project milestones in 2015

The Papua LNG Project made considerable progress during 2015 towards the development of the Elk-Antelope gas fields, located in PRL 15 (Oil Search – 22.8%) in the Gulf Province of PNG. Following the resolution of licence transfer and JV management issues, in March, all participants in PRL 15 unanimously voted to appoint Total E&P PNG Limited as operator of the JV. This move was welcomed by Oil Search, with the election of Total, a world leader in the global LNG industry as operator expected to facilitate the timely development of this world-class asset. Operatorship transitioned to Total in August and Total personnel were progressively mobilised to PNG during the year.
Early in the second half of 2015, after a comprehensive study lasting more than 12 months, the JV selected the locations of key infrastructure sites, including the Central Processing Facility, onshore and offshore pipeline routes and LNG plant site for the Papua LNG Project, with the PNG Government expressing its support for these decisions. Caution Bay was selected as the most suitable location for the LNG plant, due to the availability of a large area of state land with a similar footprint to the PNG LNG Project site, favourable sea and coastal conditions for ship loading and its proximity to Port Moresby. The location, adjacent to the PNG LNG Project site, will also allow the maximum opportunity for schedule optimisation and potential synergies during the construction and operations phases of the potential PNG LNG expansion and Papua LNG projects.
Work on financing of the Papua LNG Project commenced during the year, with the appointment of Credit Agricole (financial advisor), Milbank (international legal counsel), Allens (PNG legal counsel) and PwC (tax advisor). Towards the end of the year, Oil Search seconded senior community affairs personnel to the Project to support Total with local community engagement.

24

Encouraging appraisal results to date
During the year, two appraisal wells, Antelope 4 ST1, located at the southern margin of the field, and Antelope 5, on the western flank, were drilled. The well results confirmed that the high quality carbonate reservoir extends to the south and west of the structure. In June, an extended well test of Antelope 5 confirmed a substantial resource base, excellent reservoir quality and deliverability and demonstrated strong pressure communication between the Antelope 5 and Antelope 1 wells. Shortly after the end of the year, a second production test of Antelope 5, with observation of pressure movements at Antelope 1, was conducted. Preliminary analysis has confirmed the excellent reservoir quality and strong connectivity seen in the initial production test, with further analysis underway to quantify reservoir properties.
Antelope 6, located two kilometres east-southeast of Antelope 3, spudded in late December. The well, which is expected to reach total depth during the first quarter of 2016, is designed to appraise the eastern extent of the structure close to the gas-water contact. A further appraisal well, Antelope 7, to assess potential resource upside to the west of the currently-mapped field, is under consideration by the JV for drilling in the second half of 2016. A decision on the well will be made once the results of Antelope 6 drilling and Antelope 5 testing are evaluated.
Preliminary interpretation of the Antelope 4, Antelope 4 ST1 and Antelope 5 appraisal well results and seismic reprocessing has been positive and, subject to completion of appraisal drilling, Oil Search’s estimate of the gross 2C contingent resource could increase from the currently booked 5.3 tcf of raw gas. Given this, Oil Search remains confident that the Elk-Antelope fields have sufficient gas resources to underpin at least one 5 MTPA LNG train and, depending on the outcome of the appraisal programme, potentially two smaller-sized trains.
Certification of PRL 15
Preparations for independent gas certification of the Elk-Antelope fields commenced in 2015, in line with the agreement between Oil Search and the sellers of the Pac LNG Group Companies relating to the Company’s acquisition of its interest in PRL 15. Two world-class certifiers, Netherland Sewell and Associates and Gaffney Cline and Associates, have been engaged. The certification commenced in the first quarter of 2016, with results anticipated around mid-year.
Completion of the appraisal programme and confirmation of the resource size will enable the selection of the final development concept, including the sizing and capacity of upstream and downstream facilities. This development concept will determine the Basis of Design, including a decision on the number of LNG trains, followed by entry into Front End Engineering and Design, with Oil Search anticipating a Final Investment Decision on the Project in 2018.
BENEFITS OF THE PAPUA LNG PROJECT
Proximity of the Elk-Antelope fields to:
The Purari River, enabling cost-effective transport of equipment and people to site The LNG plant site, with approximately a 330 kilometre pipeline required
Relatively flat up-stream terrain
Location of the LNG plant adjacent to the PNG LNG Project site, providing the opportunity for potential integration and cooperation with PNG LNG
ELK-ANTELOPE GAS FIELDS
PRL 15
PROPOSED CENTRAL PROCESSING FACILITY
Papua New Guinea
KEREMA
PROPOSED PIPELINE ROUTE
PNG LNG PIPELINE
GULF OF PAPUA
PNG LNG PLANT
PROPOSED PLANT LOCATION
0 100km
PORT MORESBY
Location of key infrastructure sites for the proposed Papua LNG Project.
25
OIL SEARCH Annual Report 2015

Strong GAS GROWTH continued
MIDDLE EAST
N AMERICA
S AMERICA
SW EUROPE
NW EUROPE
ASEAN
JAPAN KOREA MARKER COUNTRIES
INDIA
CHINA
TOTAL LNG DEMAND
Source: Wood Mackenzie,
LNG Tool, Dec ‘15
GLOBAL LNG DEMAND V CONTRACTED SUPPLY
600
500
400
MTPA 300
200
100
0
2000 2005 2010 2015 2020 2025 2030 2035
MAXIMISING THE VALUE OF THE NEXT PHASE OF LNG DEVELOPMENT IN PNG
Oil Search believes that there is an excellent opportunity to maximise the value of the potential PNG LNG Project expansion and the proposed Papua LNG Project through cooperation and integration. The use of existing infrastructure and the co-location of plant sites would help drive capital efficient investment, cost and operational synergies and schedule acceleration, maximising returns for all stakeholders, including the PNG Government, landowners and co-venturers. Generating maximum shared value through working together is particularly important if there is an extended period of low oil and gas prices. With equity interests in the North-West Highlands and Gulf Province gas hubs and existing resource infrastructure in PNG, Oil Search is in a unique position to play a lead role in gas commercialisation activities, to ensure the most cost-effective development of future LNG trains. The Company intends to leverage its superior in-country operating experience, strong Government, community and landowner relationships, PNG basin expertise and experience gained from the PNG LNG Project to support operators, ExxonMobil and Total, and to promote a cooperative agenda for the next phase of LNG development in PNG.
DEMAND FOR LNG FROM PNG
The global LNG market is becoming increasingly competitive, due to a range of new projects in Australia coming on-stream and the emergence of the US as a significant new gas exporter. Based on current forecasts, the LNG market appears well supplied until the end of this decade. However, early in the next decade, demand is expected to surpass contracted supply, particularly in the Asia Pacific region. This reflects the expiry of several existing long-term contracts and the expected deferral or delay of sanctioning of a number of proposed projects due to challenging economics at current low prices. Oil Search believes that this will provide a market window for the potential third PNG LNG train and the proposed Papua LNG Project, allowing these high heating value gas projects to secure premium Asian markets. Given the sharp decline in oil and gas prices, only low cost projects are likely to proceed to development in the short-to-medium term. Both the potential third PNG LNG train and the Papua LNG Project continue to offer the prospect of attractive returns, despite the present oil price weakness. This view is supported by a range of independent experts, which rank these two projects as among the most commercially attractive globally and therefore the most likely to be sanctioned in the next two to three years.
26

Oil Search’s partnership with PNG Power Ltd in the Ramu Power Project seeks to bring together the best of public and private enterprise skills.
PNG POWER INITIATIVES
Oil Search believes that the delivery of reliable, competitively priced power is a political and social priority in PNG and an important aspect of maintaining a stable operating environment. In 2015, the Company worked closely with the PNG Government and Government-owned PNG Power Ltd (PPL) on the Ramu Power Project, a multi-phase long-term power delivery project which aims to provide up to 100 megawatts (MW) of additional electricity generating capacity and to connect up to one million people to a larger and improved electricity grid by 2030. The first phase of the Ramu Power Project was completed in April, with the upgrade and provision of diesel to PPL’s power plant in Tari, enabling the commencement of continuous 24-hour power supply in the town. In September, Oil Search signed a statement of intent with PPL on the next phases of the Ramu Power Project, which was followed by the signing of two Power Purchase Agreements (PPAs) – the PNG Biomass Independent Power Producer (IPP) PPA and the Highlands IPP PPA – with PPL in December.
Under the Biomass PPA, PNG Biomass IPP (Oil Search – 70%) will use wood chips, primarily sourced from new plantation trees grown and harvested in the Markham Valley, to deliver up to 30 MW of biomass-fired baseload power for the Ramu Grid. The Highlands PPA involves the construction by Highlands IPP (Oil Search – 100%), of an initial 2 MW gas-fired pilot power project located near Hides in the Hela Province, with potential to ramp up to 5 MW in the short-term and up to 65 MW by 2030. Subject to the execution of a binding gas supply agreement, the Highlands IPP is designed to provide cost-effective baseload, peaking and back-up power to the Hela and Southern Highlands Provinces.
These activities are complementary to the power initiatives being undertaken by the PNG LNG Project on behalf of the co-venturers.
FOCUS ITEMS for 2016
PNG LNG PROJECT EXPANSION
Obtain a PDL over the P’nyang field, followed by the integration of P’nyang into the PNG LNG Project.
Prepare to drill the Muruk 1 exploration well, the P’nyang South 2 well and evaluate a potential second P’nyang well.
PAPUA LNG PROJECT
Complete drilling and testing of the Antelope 6 appraisal well.
Determine whether to drill the Antelope 7 appraisal well.
Complete the Oil Search resource certification of the Elk-Antelope fields.
Select the final development concept for Papua LNG and confirm the Basis of Design.
3
key power
initiatives entered
into during 2015
27
OIL SEARCH Annual Report 2015

Strong
EXPLORATION
PROGRAMME
Keiran Wulff
Executive General Manager,
Exploration and New Business
Oil Search recognises that it is essential to invest in exploration through the oil price cycle, to ensure that the Company has an ongoing pipeline of future growth opportunities. The current period of low oil prices presents an opportunity for Oil Search to optimise its portfolio and tighten its focus on PNG, particularly on exploration activities that will support the ongoing commercialisation of gas.
Seismic acquisition in the PNG Highlands.
PNG GAS EXPLORATION
In 2015, Oil Search undertook a detailed review of PNG’s hydrocarbon basins, which confirmed that there is significant exploration upside, particularly for gas, with an estimated 5 billion barrels of oil equivalent yet to be found (YTF) (1),(2). A systematic exploration and appraisal programme targeting 5 – 6 tcf of unrisked gas resources commenced in 2015, with the acquisition of 194 kilometres of 2D seismic and preparations to commence drilling in 2016. In addition, as part of a strategic expansion and high-grading of its PNG acreage portfolio, in 2015 Oil Search entered three new exploration licences, PPL 269 and PPL 402 in the Highlands and PPL 339 in the Gulf, and submitted eight new licence applications, the majority in conjunction with its major LNG project partners, ExxonMobil and Total.
North-West Highlands
Oil Search has identified 3 – 4 tcf(3) of mean gross prospective resources in the North-West Highlands, including the high-potential Muruk exploration prospect in PPL 402 and Strickland prospect in PPL 269. In 2015, Oil Search acquired a 100% interest in PPL 402(4), located north of the Juha and Hides fields. During the year, 102 kilometres of 2D seismic data was acquired in this and adjacent licences. Processing and interpretation of the seismic has matured the Muruk exploration prospect in PPL 402. Muruk 1, which is expected to spud in 2016, subject to well pad completion, is a multi-tcf exploration prospect, located close to the existing PNG LNG fields. Operated by Oil Search, the Muruk 1 well will target gas in the Toro reservoir and, should it be successful, could provide a new source of gas for PNG LNG
28

North West Highlands
PPL 269 PPL 260 BISMARCK SEA
Exploration activities targeting
PRL 3
PPL 260 ~3-4 tcf* mean gross
PPL 395 prospective resources
PPL 402
PPL 464 PDL 9 PDL 1
STRICKLAND 1 PPL 277
PDL 7 PDL 8
MURUK 1 PDL 6 PDL 5 Papua New Guinea
APDL 11
PDL 2
PDL 4
PRL 14 PPL 277 PPL 339
PPL 339
KIMU NORTH PDL 3
KIMU WEST PRL 9 PPL 339
PRL 8 PRL 15
PPL 339
Gulf / Forelands
Exploration activities targeting ~1 tcf** mean gross prospective resources Appraisal targeting ~1 tcf gross 2C resources
BARIKEWA 3 PPL 339
PPL 339
PPL 339
PRL 10 KALANGAR 1
URAMU 2
PPL 339 PPL 339
PPL 385
* Mean gross prospective resources. OSH 2015 PPL 244 internal analysis. P50/best estimate equivalent is ~2.7 tcf. All estimates are unrisked Offshore Papuan Gulf
** Mean gross prospective resources. OSH 2015 internal analysis. P50/best estimate equivalent is ~0.5 tcf. All estimates are unrisked
Regional petroleum system analysis and mapping targeting new frontiers
GULF OF PAPUA
0 100km
PORT MORESBY
Oil Search’s PNG exploration/appraisal programme is targeting 5-6 tcf of gas (unrisked) close to existing infrastructure.
Project expansion. Oil Search estimates that Muruk 1 has approximately a 20% chance of success.
During the year, Oil Search finalised the acquisition of a 10% interest in PPL 269. The operator, Repsol, completed a 72 kilometre 2D seismic programme in the licence and matured the Strickland prospect, located west of the Juha field, for drilling. The Strickland exploration wells are expected to spud in the second quarter of 2016, targeting gas in the Darai limestone and in the Toro Formation sandstone reservoir. The Darai limestone represents a new play in this part of PNG. Oil Search believes the primary Toro target has approximately a 25% chance of success.
Gulf and Forelands
Oil Search has identified an estimated 1 tcf (5) of mean gross prospective gas resources and appraisal upside of approximately 1 tcf of gross 2C resources in existing discovered gas fields in the Gulf and Forelands regions. In May, Oil Search exercised its option with Kina Petroleum Limited to farm into a 70% interest(6) in PPL 339 in the Gulf Province, following indications from high resolution gravity, magnetic and 2D seismic data of potentially prospective structures. This included the identification of the Kalangar prospect, located in the Eastern Papuan Basin, which is on-trend with the Antelope field and believed to be an Antelope-lookalike, carbonate build-up. The Kalangar 1 exploration well is expected to be drilled during the dry weather window in early 2017. Kalangar is assessed to have approximately a 15% chance of success. If the results are positive, Kalangar will open up an important and new prospective trend in the Gulf Province.
Preparatory work continued for appraisal of the existing gas discoveries in PRL 8 (Kimu), PRL 9 (Barikewa) and PRL 10 (Uramu) in the Gulf and Forelands regions. Reassessment and remapping of the discoveries has indicated potentially material 2C gas resource upside, which will be confirmed by appraisal drilling planned for 2016/2017. The drilling programme is expected to commence with the Barikewa 3 well in PRL 9 (Oil Search - 45.1%, operator) in late 2016/early 2017.
(1) YTF represents USGS P50 & IHS Estimates. YTF includes all prospective resource estimates in all PNG sedimentary basins.
(2) The estimated quantities of petroleum that may potentially be recovered by the application of a future development project(s) relate to undiscovered accumulations. These estimates have both an associated risk of discovery and a risk of development.
Further exploration appraisal and evaluation is required to determine the existence of a significant quantity of potentially moveable hydrocarbons.
(3 Based on Oil Search analysis. P50/best estimate equivalent is approximately ~ 2.7 tcf, unrisked.
(4) In April 2015, Oil Search farmed down a 50% interest in PPL 402 to Esso PNG Wren Ltd, an ExxonMobil affiliate.
(5) Based on Oil Search analysis. P50/best estimate equivalent is approximately 0.5 tcf, unrisked. (6) The Company subsequently farmed down a 35% interest in the licence to Total SA, subject to regulatory and other relevant approvals. Oil Search will retain a 35% interest and operatorship on completion.
29
OIL SEARCH Annual Report 2015

Strong EXPLORATION PROGRAMME continued
3
exploration
licences were entered
into during 2015
8
new licence
applications were
submitted in PNG
194 KM
2D seismic was
acquired in the PNG
Highlands and
Gulf Province
In PRL 10 (Oil Search - 100%, operator), preparations have commenced to drill the Uramu 2 well in 2017. In PRL 8 (Oil Search
- 60.7%, operator), a 53 kilometre 2D seismic programme over Kimu and potential nearfield exploration prospects is planned to be acquired in 2016. Development options for these gas pools range from stand-alone power or small scale LNG to integration into the major LNG projects.
INTERNATIONAL EXPLORATION
Kurdistan Region of Iraq (Taza PSC)
In the Taza PSC (Oil Search - 60%, operator), two appraisal wells were drilled and tested in 2015 and the Company undertook initial processing and interpretation of 630 square kilometres of 3D seismic data acquired in 2014. Taza 2, located 10 kilometres north-west of the Taza 1 discovery well and Taza 3, located six kilometres south-east of Taza 1, both flowed oil, but at low rates. Preliminary analysis of the 3D seismic has indicated that both wells were drilled in areas with lightly developed fractures and that the potential for economic flow rates from the central part of the field is unlikely. As a result, Oil Search’s entitlement share of Taza’s 2C contingent resources was reduced by 31.2 mmbbl of oil and 128.6 bcf of gas.
While the Company still believes that Taza could deliver value if the western, more fractured area of the field is oil bearing, it took a conservative approach and wrote down the carrying value of Taza to nil at 31 December 2015. Advanced processing of the 3D seismic will continue through the first half of 2016 and the Company intends to prepare a farm-out/divestment package as part of the forward plan in 2016. A licence extension has been negotiated with the Kurdistan authorities to secure tenure over the licence as the Company continues to progress this work.
Tunisia (Tajerouine PSC)
During the year, Oil Search completed the processing and interpretation of data acquired from a 399 kilometre 2D survey over the Tajerouine PSC (Oil Search - 100%, operator) in 2014. The evaluation studies indicated that there was limited remaining potential in the Tajerouine Block and the Company relinquished the licence at the end of the Exploration Period in August 2015.
WORKING COLLABORATIVELY WITH THE COMMUNITY
In preparation for the Muruk drilling campaign, in 2015 Oil Search temporarily relocated 15 households and gardens at the Kobalu settlement. This was driven by safety concerns, given the complex topography and the necessity to ensure a safe flight path for helicopter movements to the logistics support base. Considerations in the relocation and livelihood planning included security of tenure, cultural factors, women and other vulnerable persons and compensation for physical and economic loss and re-establishment. All members and their families accepted the compensation offered and have moved to a nearby location of their choice for the duration of the drilling campaign.
Kobalu supply base, Muruk, PPL 402, PNG Highlands.
30

In light of low oil and gas prices, Oil Search is targeting to reduce exploration costs, focus on core areas and build long-term growth options.
Yemen (Block 7)
In the second quarter of 2015, Oil Search sold its interest in Block 7 (Oil Search - 34%, operator) to a subsidiary of Petsec Energy Limited. At year end, completion of the sale to Petsec was pending relevant approvals, with the Block in a state of force majeure due to the security situation in-country.
REVISED APPROACH IN LIGHT OF LOW OIL AND GAS PRICES
The 2015 Business Optimisation Programme identified the need for a renewed focus on cost management to maximise the financial returns from exploration and appraisal activities. As a result, during the year, drilling and seismic contract rates were renegotiated and the use of both proven and innovative new technologies was introduced. This approach has shaped Oil Search’s drilling campaign planned for 2016/17. The programme includes wells such as Kalangar 1 and Barikewa 3, in the Gulf and Forelands regions, respectively, which are both located close to roads and can be road-supported. The network of roads also enables the acquisition of road-supported seismic, reducing the need for aviation support.
For deeper, more challenging wells, such as Muruk 1, Strickland 1 and P’nyang South 2 in the Highlands, the Company is working cooperatively with the operators of adjacent blocks to share rigs, associated equipment and support facilities, to minimise mobilisation and support costs and appraise and explore acreage more economically. The Company’s near-term exploration activities will focus on PNG, where it has a competitive advantage, and on licences that are believed to have material gas potential close to existing infrastructure, to support the high-value potential PNG LNG expansion and the proposed Papua LNG Project. The Company is also looking for conventional oil and new play opportunities in PNG.
International activities have been pared back, with Oil Search in the process of exiting Yemen and Tunisia and reducing operational activity in Kurdistan. New ventures work will focus on refreshing the PNG portfolio, with any international expansion opportunities to be prudently assessed against the Company’s high-returning PNG growth opportunities.
FOCUS ITEMS for 2016
PNG
Prepare to drill the Muruk 1 (PPL 402) and Strickland 1 (PPL 269) exploration wells in the Highlands and complete the 72 kilometre 2D seismic survey around P’nyang South.
Prepare to drill the Barikewa 3 (PRL 9) appraisal well in the Forelands.
Continue a licence rebuilding programme to support exploration for long-term gas reserves, new conventional plays and areas with potential for new “game changers”.
Manage capital expenditure by optimising licence equities.
Continue to review costs and the application of new technology to maximise returns from exploration and appraisal activities.
INTERNATIONAL
Complete technical work at Taza in Kurdistan and prepare a farm-out/divestment package.
Continue to build new ventures capabilities and relationships and evaluate long-term opportunities.
31
OIL SEARCH Annual Report 2015

Strong
COMMITMENT TO SOCIAL RESPONSIBILITY
Gerea Aopi, CBE
Executive General Manager, Stakeholder Engagement
Oil Search’s commitment to social responsibility and sustainable development is fundamental to maintaining a stable operating environment in PNG. Key highlights in 2015 included expanding the scope of the Oil Search Foundation, the delivery of US$213 million of infrastructure projects on behalf of the PNG Government under various Tax Credit Schemes and a third consecutive year of improved safety performance.
Oil Search’s long-standing commitment to working collaboratively with the community is fundamental to its social licence to operate.
Oil Search Foundation
THE OIL SEARCH FOUNDATION
In 2015, the Oil Search Health Foundation transitioned to the Oil Search Foundation to reflect the expansion of its remit from health to also include women’s protection and empowerment and leadership and education. These were identified as areas where the Foundation could best contribute to PNG’s most important sustainable development goals.
Oil Search is the founder and principal donor to the Foundation, having contributed US$28 million between 2011 and 2015. During 2015, Oil Search committed to contribute more than US$50 million to support the Foundation’s work over the period 2016 to 2020. The Foundation also receives grants from a range of donors and has been selected to manage, on behalf of the PNG Government, the US$14.2 million Global Fund HIV grant.
During 2015, the Foundation continued to improve maternal and child health by supporting the vaccination of more than 5,000 children, equipping delivery rooms with electricity and running water and training nurses and midwives to safely deliver babies in remote locations. The Foundation has also helped to ensure continued low malaria rates in local communities and has improved access for HIV patients to lifesaving treatment programmes. The Foundation was proud to support the achievement of the goal of zero transmission of HIV from mothers to babies in the Hela Province in 2015. In 2015, the Foundation provided scholarships to increase the health workforce in Gulf
32

Province, started a new tuberculosis programme and supported the Oil Search launch of a Company-wide Women’s Protection and Empowerment strategy.
For further information on the Oil Search Foundation visit: www.oilsearchfoundation.org
INFRASTRUCTURE DELIVERY
In 2015, Oil Search managed US$213 million of infrastructure projects on behalf of the PNG Government, funded under various Tax Credit Schemes across the health, education, law and order, transport and sports sectors. This included 17 projects under the General Infrastructure Tax Credit Scheme and two projects considered of national significance, funded by the National Infrastructure Tax Credit Scheme (NITCS). Nine projects were completed during the year, including the two NITCS projects, namely the construction of the National Football Stadium and the refurbishment of Manasupe Haus (formerly known as Marea Haus). Preparations commenced to construct a 45 kilometre road from Erave to Samberigi, which is scheduled for completion in 2017. Once completed, this road will connect the Gulf Province to the Southern Highlands Province, identified by the PNG National Executive Council as one of five critical missing transport links for the country.
Work also continued on assisting district and local level governments (LLGs) within host communities to prepare five-year development plans. These plans will support a more coordinated, consultative approach to regional development opportunities. Development plans for two LLGs are expected to be completed in 2016.
HUMAN RIGHTS AWARENESS
The Company remained committed to the UN Global Compact, with work continuing on implementing improvement opportunities identified during the 2014 human rights risk review.
Members of the Oil Search Board and senior management team attended training that expanded their understanding of human rights in the context of Oil Search’s risks, potential impacts and obligations. The Board also endorsed the Company’s application to become a signatory to the Voluntary Principles on Security and Human Rights and greater consideration for human rights risks and impacts was incorporated into Oil Search’s Social Responsibility Policy and Company risk framework. Human rights management was embedded into updated draft land acquisition and resettlement and social impact management procedures, which are expected to be approved in 2016.
During the year, risk assessment and evaluation work was undertaken on Oil Search’s supply chain as part of the Responsible Supply Chain Strategy. A review also identified opportunities to strengthen the Company’s community grievance reporting and handling. Both will be addressed in 2016.
> US$50M has been committed to the Oil Search Foundation over five years from 2016 to promote sustainable development
US$213M of infrastructure projects were managed by Oil Search on behalf of the PNG Government, funded under Tax Credit Schemes in 2015
Manasupe Haus, one of two NITCS projects completed in 2015, was officially handed over to the Department of Prime Minister and National Executive Council in January 2016.
33
OIL SEARCH Annual Report 2015

Strong COMMITMENT TO SOCIAL RESPONSIBILITY continued
28
30
71
US$466M
16
246
OIL SEARCH’S 2015 SOCIO-ECONOMIC
CONTRIBUTION IN PNG
Oil Search is PNG’s largest company, investor and employer
SUPPLIERS COMMUNITY GOVERNMENT SHAREHOLDERS EMPLOYEES
1.85
2.64
2.47
1.97
1.91
11 12 13 14 15
DOWN 3%
TOTAL RECORDABLE
INCIDENT RATE
(PER MILLION HOURS WORKED)
Oil Search was heavily involved in the drought relief effort that delivered emergency supplies throughout PNG in 2015.
RESPONDING COLLABORATIVELY
In 2015, the Company collaborated closely with local communities around Lake Kutubu as part of a long-standing programme to support conservation management of the lake and its fish population. With Oil Search’s support, the Lake Kutubu Wildlife Management Area (WMA) Committee held three forums during the year, to discuss the findings of recent fish health and composition surveys and to explore community-led management options. In 2016, Oil Search and the WMA Committee plan to introduce a simple Catchment Management Plan that will be owned and implemented by the WMA Committee. Oil Search’s ability to respond quickly to community crises and needs was demonstrated during 2015 when one of the worst droughts on record impacted food and water supplies across the whole of PNG. Oil Search cooperated with governments, landowner companies and affected communities in an extensive disaster relief operation that delivered emergency supplies to more than 27,000 people in 94 villages. The Company contributed US$0.83 million towards this effort.
Following the announcement in 2015 of the departure of the Hela Provincial Hospital’s main service provider, Oil Search delivered financial and in-kind assistance to support continued operations. As the only referral hospital in the area, Hela Provincial Hospital would have struggled to maintain the same level of service to the Hela community, where the majority of the Company’s upstream operations are located, without Oil Search’s support. The Hospital’s newly appointed Board, chaired by Oil Search’s Managing Director Peter Botten, met for the first time in November 2015, to plan the transition. The Board is focused on finding medical staff with the required medical experience prepared to relocate to the remote Hela Province. Oil Search has been assisting the hospital in a number of ways, including staff recruitment, refurbishing hospital wards and ensuring a continued supply of water and electricity. This support will continue in 2016.
CORRUPTION PREVENTION AND TRANSPARENCY
Corruption prevention, a robust Code of Conduct and actively supporting transparency are fundamental elements of Oil Search’s approach to operating with integrity.
In 2015, work on reviewing and updating the Oil Search Code of Conduct continued and the associated reporting and analysis capabilities were strengthened. During the year, there were 19 breaches of the Code. Investigation resulted in seven warning letters, five records of discussion, two resignations and five terminations.
34

Oil Search also continued to play an active role in PNG’s Extractive Industries Transparency Initiative (EITI) Multi-Stakeholder Group and contributed Company data to PNG’s first EITI report, which was released in February 2016. Compulsory training on corruption prevention standards and procedures continued to be rolled out in 2015, with 90% of employees and contractors having completed the training by the end of the year. All remaining employees, many of whom work in remote areas, will complete the training in 2016.
SAFE OPERATIONS
Safety remained a key priority for Oil Search across all operations during the year. In 2015, there were no Lost Time Injuries and the Total Recordable Incident Rate (TRIR) of 1.91 per million hours worked represented an improvement compared to 1.97 in 2014. This was particularly notable given the significant number of changes to the workforce that occurred in the second half of the year.
A new Crisis, Emergency and Incident Management System (CEIMS) was formally approved and implementation commenced during the year. CEIMS provides a common, Company-wide process to respond to adverse events and minimise negative impacts on Oil Search, host communities and the environment. It will help Oil Search to better align the Company’s response capabilities with international best practice.
CLIMATE CHANGE
Planning began on Oil Search’s new Climate Change Strategy, to replace the current emissions target which is due to expire at the end of 2016. In 2015, Oil Search’s total greenhouse gases emitted increased by 15% to 958 ktCO2 – e, largely due to the commencement of production from higher CO2 emitting wells in the Company’s Agogo field. However, emissions intensity decreased from 55 to 48 ktCO2 – e/mmboe, reflecting stronger gas production during the year, with the Company on track to meet its target of reducing its emissions intensity by 12% by the end of 2016 against a 2009 baseline.
FOCUS ITEMS for 2016
Support the Government and PNG LNG operator to progress the PNG LNG Project Landowner Benefits Identification Programme and proactively manage legacy benefits issues.
Deliver key Tax Credit Scheme projects, including the Erave to Samberigi Road, schools and hospitals.
Transition the Oil Search Foundation to its broader scope.
Continue implementing the human rights improvement plan and improve the grievance management system and reporting.
Complete the Responsible Supply Chain Strategy.
Complete the Oil Search Climate Change Strategy for 2017 onwards.
For further information on social responsibility at Oil Search, see the Social Responsibility Report Microsite: http://socialresponsibility.oilsearch.com
FOSTERING PNG’S NATIONAL SPORTING PRIDE
During 2015, Oil Search sponsored the Pacific Games Relay, which took place over 100 days leading up to the XV Pacific Games, hosted by PNG in early July. The relay visited all 22 provinces in PNG, with Company employees and community representatives greeted by large crowds as they carried the baton. Oil Search’s sponsorship of the Games reflected the Company’s 86 years as a proud PNG company, committed to the country and its people.
35
OIL SEARCH Annual Report 2015

Strong
ORGANISATIONAL
CAPABILITY
Michael Herrett
Executive General Manager, Human Resources
In 2015, Oil Search continued to build its organisational structure and capabilities to support its strong platform in PNG. In light of lower oil prices, a Business Optimisation Programme was undertaken, with a key focus to ensure that the right people, skill sets, processes and cost base are in place to deliver the Company’s growth objectives.
Building the capability of PNG staff is a key Oil Search priority.
KEY ACHIEVEMENTS IN 2015
During 2015, progress was made in a range of areas:
A Business Optimisation Programme was completed and recommendations were implemented, which led to a recalibrated cost base, resourcing and organisational structure changes and improved productivity.
Port Moresby staff were relocated to a new Head Office building and the Company’s Australian offices were rationalised.
A comprehensive evaluation of the Senior Executive Team was completed by a Board-appointed consultant, resulting in the identification and commencement of targeted development priorities to support long-term succession planning.
The Oil Search Performance Management Programme was redesigned, to integrate the Oil Search Leadership Behaviours and a new rating system into the framework.
Critical elements of the ‘Our Way’ Management System were progressively implemented.
A Citizen Development Programme, focused on developing PNG citizen leaders, was initiated.
A Women’s Protection and Empowerment strategy was endorsed by the Oil Search Board.
36

BUSINESS OPTIMISATION PROGRAMME
A key focus of the 2015 Business Optimisation Programme was to right-size the Company’s organisational and resourcing structure, to ensure Oil Search has the appropriate skill sets and cost base to deliver the Company’s strategies in a low oil price environment. A range of initiatives identified by the review were progressively rolled out over the second half of 2015 and will continue into 2016. The Oil Search organisational structure has been redesigned and simplified, with some areas of the business rationalised. Other areas, such as investment in LNG growth and PNG exploration, which are regarded as priority activities to drive long-term growth, have been bolstered. Towards the end of the year, the Brisbane office was closed, with a number of roles redeployed to Sydney. In the field, the production and operations support workforce was materially reduced, with a significant number of technical and support roles relocated to Port Moresby or Sydney. An increased number of senior roles and activities across the business were also progressively transitioned from the field and Sydney to Port Moresby during the year.
Towards the end of 2015, a Performance and Innovation Office (PIO) was launched, aimed at delivering ongoing business improvements and developing and embedding high performing capabilities through the Company. The PIO is pursuing a number of initiatives that will underpin improved performance, including organisational efficiency and effectiveness, integrated planning, end-to-end spend management and production enhancement. These initiatives are expected to deliver material cost reductions for Oil Search’s operated oil and gas business as they are progressively rolled out over 2016.
BUILDING CAPABILITY ONE PNG CITIZEN AT A TIME
Oil Search seeks to build capability through the recruitment, development and retention of early career PNG citizens, including entry level apprentices, graduates, vacation employment and internships in trades and professional roles. In 2015, the Company’s four-year apprenticeship programme employed more than 50 apprentices across the process, maintenance, mechanical and electrical areas and its graduate programme accepted 28 graduates. Each graduate was assigned a mentor, provided with the opportunity to participate in two professional development programmes and provided on-the-job training via a series of rotations across the business to develop their technical skills. Over the past decade, the retention rate among Oil Search graduates has averaged more than 70%.
In November, Oil Search process technician apprentice, Jonathan Pirah, was recognised as PNG’s 2015 Apprentice of the Year.
Jonathan was recruited in 2012 and currently works at the Oil Search Central Processing Facility (CPF) in the Southern Highlands as a field operator. Jonathan’s main task is to ensure that crude oil flows safely to the CPF and is ready for export.
Mr Pirah’s award continues a history of Oil Search apprentices winning this prestigious title, reflecting the high quality of the Company’s apprenticeship programme. This programme has produced more than 160 apprentices over the past 13 years.
37
OIL SEARCH Annual Report 2015

Strong ORGANISATIONAL CAPABILITY continued
Our Way
is focused on ensuring key aspects of Oil Search’s leadership, governance, operating model, standards, key processes and capabilities are managed in a transparent and consistent manner
‘OUR WAY’ MANAGEMENT SYSTEM
The ‘Our Way’ Management System was progressively implemented and embedded in Oil Search’s business during 2015. Progress across the four key elements included:
Foundation. Clear and consistent approaches and methodologies for Risk Management, Process Safety, Planning and Opportunity Delivery were defined through the design and progressive implementation of four new Company-wide Frameworks.
Operating Model. During 2015, the Operating Model, which consists of four key Business Units – PNG, Gas Development, Exploration and Corporate – supported by Functions, was updated as part of the Business Optimisation Programme.
Governance. In 2015, a group comprising senior representatives from all Business Units and Functions was established to lead the review and endorsement of a number of Company-wide procedures. Progressive implementation of these procedures is planned for 2016.
Leadership. The Oil Search Accelerated Development Programme (ADP) for emerging and senior leaders was expanded in 2015 to include 17 employees, comprising 53% females and 36% PNG citizens. As part of the programme, each participant was teamed with two Executive General Managers for mentoring. A customised development plan was formulated, based on in-depth psychometric assessments, 360-degree reviews, offsite residential programmes and personalised executive coaching sessions during the year. In 2015, more than a third of the 2014 ADP cohort were promoted and more than a third had their roles expanded or experienced additional development opportunities.
The Oil Search Employee Performance Management Programme (PMP) was also re-designed. The former numbers-based rating system was replaced with behaviourally descriptive performance ratings and individual performance assessed against a combination of “business as usual” activities, Key Performance Indicators and new Leadership Behaviours (Accountable, Culturally Aware, Forward Thinking, Resourceful, Working Together and Leading Others). An interactive training programme was rolled out to engage and inform employees about the new PMP process during the year. Oil Search is very focused in this challenging operating environment on demonstrating and strengthening its leadership behaviours and pipeline.
DIVERSITY AND INCLUSION STRATEGY
The Oil Search Diversity and Inclusion Strategy aims to improve the representation, development and retention of diverse groups of employees who represent the communities in which the Company operates. This includes:
Ensuring Oil Search has a diverse and skilled workforce.
Creating a workplace culture that displays fair practices and behaviours.
Improving employment access and participation for diversity groups.
The Diversity Council, formed in 2014, continued to meet on a quarterly basis during the year, to report and discuss the Company’s progress against its stated diversity and inclusion targets. Progress during 2015 against these targets is summarised opposite (see the People and Organisation section of the Oil Search Social Responsibility microsite at http://socialresponsibility.oilsearch.com for further detail).
38

DIVERSITY AND INCLUSION GOAL
PROGRESS IN 2015
GOAL 1: Increase the percentage of females in leadership roles by 2017.
The percentage of female representation in leadership roles increased from 15% in 2014 to 18% in 2015, with the promotion of three females to the position of General Manager.
GOAL 2: Increase the percentage of PNG citizens in leadership roles by 2017.
The percentage of PNG citizens in leadership roles increased from 16% in 2014 to 21% in 2015.
GOAL 3: Increase the percentage of female graduates and apprentices by 2017.
The percentage of female graduates and apprentices increased from 28% and 21% in 2014, to 36% and 38%, respectively, in 2015.
GOAL 4: Increase the representation of females and PNG citizens in succession plans for leadership and management roles.
The 2015 succession plan was based on the restructured organisation and female and PNG citizen representation remained constant at 27% and 22%, respectively.
GOAL 5: Implement diversity and inclusiveness training as part of the Oil Search leadership development programmes.
The Oil Search Accelerated Development Programme included cultural awareness assessment and training as part of the residential course component. 100% of participants completed this training in 2015.
CITIZEN DEVELOPMENT PROGRAMME
The Citizen Development Programme (CDP) aims to increase the number of PNG citizens in key leadership roles within the organisation over the next five years. Citizens with leadership interest and potential will be identified to participate in various development initiatives, including a combination of training and on-the-job experiences supported by coaching, to prepare them for leadership roles. The CDP represents a significant investment for Oil Search and demonstrates the Company’s ongoing commitment to PNG and the development of local talent. Two key roles, General Manager – Citizen Development and an Organisational Development specialist, are being recruited to oversee and support a dedicated team to achieve this goal. A Supervisor Development Programme will also be rolled out in 2016, to provide a formal process for talented PNG citizens to develop their supervisory and practical management skills to succeed in leadership roles.
ELIMINATION OF VIOLENCE AGAINST WOMEN
Oil Search believes that women’s protection and empowerment is an important issue that cannot be ignored. In 2015, a number of initiatives were implemented to promote an end to violence against women, commencing with the appointment of a Head of Women’s Protection and Empowerment at the Oil Search Foundation. In November, a coordinated Company-wide campaign was implemented to support International Day for the Elimination of Violence Against Women, including staff briefings and walkathons at all Oil Search locations in Australia, PNG and Kurdistan. Towards the end of the year, the Oil Search Women’s Protection and Empowerment Strategy was developed and endorsed by the Board, with a roll-out of activities planned for 2016.
FOCUS ITEMS for 2016
Accelerate the Citizen Development Programme to increase PNG citizen representation in leadership roles in PNG.
Implement ongoing business improvement initiatives identified by the Performance and Innovation Office.
Extract maximum value from the ‘Our Way’ Management System.
Continue to pursue the Oil Search Diversity and Inclusion goals.
Drive employee engagement and retention through flexible workplace arrangements and market-competitive benefits.
Continue to develop high-potential talent.
Implement supervisor and manager level leadership programmes.
39
OIL SEARCH Annual Report 2015

2015
RESERVES AND
RESOURCES
Oil Search achieved record oil and gas production in 2015. As a result, proved and probable (2P) oil and condensate reserves declined by 9% to 87.2 million barrels (mmbbl) and 2P gas reserves fell 5% to 2,177.9 billion cubic feet (bcf), with no other material changes in reserves. At the end of 2015, 2C contingent gas resources were 3,610.0 bcf and 2C contingent oil and condensate resources were 57.1 mmbbl.
(1) Note that these production figures are based on Oil Search’s net 16.67% share of PDL 1 Hides GTE production.
Export gas metering at the Central Processing Facility at Kutubu.
Key changes during 2015 included the addition of 326 bcf of gas and 10.6 mmbbl of condensate to Oil Search’s net 2C contingent resources following technical studies at the P’nyang field in PRL 3, offset by a downward revision to net 2C contingent resources, of 31.2 mmbbl of oil and 128.6 bcf of gas, based on appraisal data from Taza in Kurdistan, and 128.1 bcf of gas from re-mapping the Cobra field in PRL 14.
Based on 2015 production of 29.3 million barrels of oil equivalent (mmboe), Oil Search has a proved (1P) reserves life of 11.6 years and a proved and probable (2P) reserves life of 17.5 years. The Company also has 57.1 mmbbl of oil and condensate and 3,610.0 bcf of gas in the 2C contingent resource category, of which a large proportion has a high probability of development.
OIL AND GAS RESERVES
At 31 December 2015, the Company’s proved reserves (1P) were 57.5 mmbbl of oil and condensate and 1,441.8 bcf of gas. 2P reserves were 87.2 mmbbl of oil and condensate and 2,177.9 bcf of gas.
The key changes in 1P and 2P reserves since 31 December 2014, which are summarised in Tables 1 and 2, are as follows:
Reserves at 31 December 2015 have been adjusted for record net production in 2015 of 8.8 mmbbl of oil and condensate and 99.4 bcf of gas(1).
There have been no changes to the Estimated Ultimate Recoveries (EUR) of the Moran and Kutubu complex oil fields or the PNG LNG Project fields and remaining reserves for both 1P and 2P categories reflect the year-end 2014 position less 2015 production volumes.
An independent audit of the Gobe Main and SE Gobe fields by Netherland, Sewell & Associates, Inc. (NSAI) has resulted in minor changes to the EUR for oil and SE Gobe gas.
40

Developed and undeveloped reserves are shown in Table 3. Undeveloped oil and gas reserves are largely related to the PNG LNG Project, where the construction of additional infrastructure is required prior to the commencement of gas export, consistent with the approved development plan. Some undeveloped reserves at Moran and Agogo have been moved to the developed category following successful development drilling and workover operations during the year.

The 2015 reserves statement used the same methodology as the Company's impairment analysis, including assessments at a range of short, medium and long term oil prices.

## CONTINGENT RESOURCES

At the end of 2015, the Company's 2C contingent resources comprised 3,610.0 bcf of gas, up from 3,529.5 bcf at the end of 2014, and 57.1 mmbbl of oil and condensate, down from 77.7 mmbbl.

The key changes in 2C contingent resources since 31 December 2014, which are summarised in Tables 1 and 2, are as follows:

- The addition of 326 bcf of gas and 10.6 mmbbl of condensate at PRL 3, reflecting a revised technical assessment of the P'nyang field, using updated structural mapping and core analysis data. The reported volumes reflect gross 2C resources of 3.5 tcf of gas and 52.5 mmbbl of condensate.
- A reduction of 31.2 mmbbl of oil and 128.6 bcf of gas (on a net entitlement basis) at Taza in Kurdistan. This follows a re-appraisal of the Taza field, involving the interpretation of 3D seismic and analysis of data from drilling and testing the Taza 2 and Taza 3 appraisal wells. The data has been used to determine probabilistic in-place volume estimates from geological modelling, combined with recovery factor estimates from deterministic simulation modelling. The revised modelling corresponds to gross 2C field resources of 56.4 mmbbl of oil and 17.4 bcf of gas.
- A reduction of 128.1 bcf of gas at Cobra (PRL 14), reflecting revised mapping of the Cobra structure.

### TABLE 1: 2015 OIL AND CONDENSATE RESERVES AND RESOURCES RECONCILIATION WITH 2014

#### Proved oil and condensate reserves (million barrels)

| LICENCE/FIELD | END 2014 RESERVES | PRODUCTION | DISCOVERIES/ EXTENSIONS/ REVISIONS | ACQUISITIONS/ DIVESTMENTS | END 2015 RESERVES |
|---|---|---|---|---|---|
| PDL 2 – Kutubu | 19.2 | 3.8 | – | – | 15.4 |
| PDL 2/5/6 – Moran Unit | 10.2 | 1.6 | – | – | 8.6 |
| PDL 4 – Gobe Main | 0.1 | 0.0 | 0.0 | – | 0.1 |
| PDL 3/4 – SE Gobe | 0.2 | 0.1 | 0.2 | – | 0.2 |
| PDL 1 – Hides GTE | – | – | – | – | – |
| PNG LNG Project | 36.5 | 3.3 | – | – | 33.2 |
| **Total** | **66.0** | **8.8** | **0.2** | **–** | **57.5** |

#### Proved and Probable oil and condensate reserves (million barrels)

| LICENCE/FIELD | END 2014 RESERVES | PRODUCTION | DISCOVERIES/ EXTENSIONS/ REVISIONS | ACQUISITIONS/ DIVESTMENTS | END 2015 RESERVES |
|---|---|---|---|---|---|
| PDL 2 – Kutubu | 23.8 | 3.8 | – | – | 20.0 |
| PDL 2/5/6 – Moran Unit | 13.8 | 1.6 | – | – | 12.2 |
| PDL 4 – Gobe Main | 0.1 | 0.0 | 0.0 | – | 0.1 |
| PDL 3/4 – SE Gobe | 0.5 | 0.1 | 0.0 | – | 0.3 |
| PDL 1 – Hides GTE | – | – | – | – | – |
| PNG LNG Project | 57.8 | 3.3 | – | – | 54.5 |
| **Total** | **95.9** | **8.8** | **0.0** | **–** | **87.2** |

#### 2C Contingent oil and condensate resources (million barrels)

| LICENCE/FIELD | END 2014 2C RESOURCES | PRODUCTION | DISCOVERIES/ EXTENSIONS/ REVISIONS | ACQUISITIONS/ DIVESTMENTS | END 2015 2C RESOURCES |
|---|---|---|---|---|---|
| PNG LNG Project oil and condensate | 1.7 | – | – | – | 1.7 |
| Other PNG oil and condensate | 22.9 | – | 10.6 | – | 33.6 |
| Middle East oil and condensate | 53.1 | – | (31.2) | – | 21.9 |
| **Total** | **77.7** | **–** | **(20.6)** | **–** | **57.1** |

OIL SEARCH *Annual Report 2015*
41

2015 RESERVES AND RESOURCES *continued*

### RESERVES AND RESOURCES

As highlighted in Table 4, at the end of 2015, Oil Search's total 2P oil and condensate reserves and 2C contingent resources were 144.3 mmbbl and the Company's total 2P gas reserves and 2C contingent resources were 5,787.9 bcf.

### P'NYANG, PRL 3 – INCREASE IN BOOKED 2C CONTINGENT RESOURCE

Oil Search has a 38.5% economic interest in Petroleum Retention Licence 3 (PRL 3) in the Western Province of PNG, which contains the P'nyang gas field. A retention licence was granted on 12 April 2000 for an initial five-year term, with subsequent licence extensions granted for five years each on 12 April 2005 and 12 April 2010. In February 2015, a Petroleum Development Licence application was submitted to the PNG Government.

The presence of significant quantities of moveable hydrocarbons in the P'nyang field has been confirmed by the following:

- Data acquired from three exploration/appraisal wells, commencing in 1990 with the P'nyang 1X discovery well.
- The interpretation of data acquired during well logging and drill stem testing of reservoir intervals, including the analysis of hydrocarbon samples recovered to surface.
- The interpretation of seismic data acquired during 2011 and 2013 and core data acquired from the P'nyang South 1 well drilled in 2012.

More recently, the outcome of further structural mapping and special core analysis conducted in 2015 has been positive, resulting in increases of 326 bcf

### TABLE 2: 2015 GAS RESERVES AND RESOURCES RECONCILIATION WITH 2014

Proved gas reserves (billion standard cubic feet)

| LICENCE/FIELD | END 2014 RESERVES | PRODUCTION | DISCOVERIES/ EXTENSIONS/ REVISIONS | ACQUISITIONS/ DIVESTMENTS | END 2015 RESERVES |
|---|---|---|---|---|---|
| PDL 2 – Kutubu | – | – | – | – | – |
| PDL 2/5/6 – Moran Unit | – | – | – | – | – |
| PDL 4 – Gobe Main | – | – | – | – | – |
| PDL 3/4 – SE Gobe | 17.7 | 1.9 | (2.1) | – | 13.8 |
| PDL 1 – Hides GTE | 5.0 | 0.9 | – | – | 4.1 |
| PNG LNG Project | 1,520.6 | 96.6 | – | – | 1,423.9 |
| **Total** | **1,543.3** | **99.4** | **(2.1)** | **–** | **1,441.8** |

Proved and Probable gas reserves (billion standard cubic feet)

| LICENCE/FIELD | END 2014 RESERVES | PRODUCTION | DISCOVERIES/ EXTENSIONS/ REVISIONS | ACQUISITIONS/ DIVESTMENTS | END 2015 RESERVES |
|---|---|---|---|---|---|
| PDL 2 – Kutubu | – | – | – | – | – |
| PDL 2/5/6 – Moran Unit | – | – | – | – | – |
| PDL 4 – Gobe Main | – | – | – | – | – |
| PDL 3/4 – SE Gobe | 23.8 | 1.9 | (4.7) | – | 17.2 |
| PDL 1 – Hides GTE | 6.9 | 0.9 | – | – | 6.0 |
| PNG LNG Project | 2,251.4 | 96.6 | – | – | 2,154.7 |
| **Total** | **2,282.0** | **99.4** | **(4.7)** | **–** | **2,177.9** |

2C Contingent gas resources (billion standard cubic feet)

| LICENCE/FIELD | END 2014 2C RESOURCES | PRODUCTION | DISCOVERIES/ EXTENSIONS/ REVISIONS | ACQUISITIONS/ DIVESTMENTS | END 2015 2C RESOURCES |
|---|---|---|---|---|---|
| PNG LNG Project gas | 208.3 | – | – | – | 208.3 |
| Other PNG gas | 3,186.3 | – | 209.0 | – | 3,395.3 |
| Middle East gas | 134.9 | – | (128.6) | – | 6.3 |
| **Total** | **3,529.5** | **–** | **80.4** | **–** | **3,610.0** |

42

of dry gas and 10.6 mmbbl of condensate in the 2C contingent resource category. The net 2C resource is now estimated at 1,348 bcf of dry gas and 20.2 mmbbl of condensate, reflecting gross 2C resources of 3,500 bcf of dry gas and 52.5 mmbbl of condensate.

Contingent resource volumes were assessed by combining in-place volume estimates from geological modelling with recovery factor estimates from simulation modelling using a deterministic method. They are based on separator conditions in the field, prior to downstream losses, until downstream processing conditions are better defined. The field is still subject to further drilling (commencing with the P'nyang South 2 well currently scheduled for the second half of 2016) and technical studies, which may further alter the 2C contingent resource estimate.

The P'nyang resources are considered to be contingent on additional drilling, further technical studies, the confirmation of a commercially viable development project and the negotiation of, and commitment to, future LNG contracts.

### ELK-ANTELOPE, PRL 15 – POTENTIAL FOR INCREASE IN BOOKED 2C CONTINGENT RESOURCE

1,219.4 bcf raw gas has currently been booked in the 2C contingent resource category relating to Oil Search's 22.835% economic interest in Petroleum Retention Licence 15 (PRL 15) in the Gulf Province of PNG, which contains the Elk-Antelope gas fields.

A licence was granted on 30 November 2010 for a five-year term. In May 2015, an application for a further five-year term was submitted to the PNG Government.

## TABLE 3: DEVELOPED AND UNDEVELOPED RESERVES

### Developed reserves (net to Oil Search)

| LICENCE/FIELD | OIL SEARCH INTEREST % | PROVED (1P) OIL AND CONDENSATE DEVELOPED[1] mmbbl | PROVED (1P) GAS DEVELOPED[2],[3] bscf | PROVED AND PROBABLE (2P) OIL AND CONDENSATE DEVELOPED[1] mmbbl | PROVED AND PROBABLE (2P) GAS DEVELOPED[2],[3] bscf |
|---|---|---|---|---|---|
| PDL 2 – Kutubu | 60.0% | 12.6 | – | 17.0 | – |
| PDL 2/5/6 – Moran Unit | 49.5% | 6.1 | – | 9.4 | – |
| PDL 4 – Gobe | 10.0% | 0.1 | – | 0.1 | – |
| PDL 3/4 – SE Gobe | 22.3% | 0.2 | 13.8 | 0.3 | 17.2 |
| PDL 1 – Hides GTE | 16.7% | – | 4.1 | – | 6.0 |
| **Oil fields and Hides GTE reserves** | | **19.0** | **17.9** | **26.8** | **23.2** |
| **PNG LNG Project reserves** | **29.0%** | **23.1** | **1,032.7** | **39.6** | **1,594.0** |
| **Sub-total developed reserves** | | **42.1** | **1,050.6** | **66.4** | **1,617.3** |

### Undeveloped reserves (net to Oil Search)

| LICENCE/FIELD | OIL SEARCH INTEREST % | PROVED (1P) OIL AND CONDENSATE UNDEVELOPED[1] mmbbl | PROVED (1P) GAS UNDEVELOPED[2],[3] bscf | PROVED AND PROBABLE (2P) OIL AND CONDENSATE UNDEVELOPED[1] mmbbl | PROVED AND PROBABLE (2P) GAS UNDEVELOPED[2],[3] bscf |
|---|---|---|---|---|---|
| PDL 2 – Kutubu | 60.0% | 2.8 | – | 3.0 | – |
| PDL 2/5/6 – Moran Unit | 49.5% | 2.5 | – | 2.9 | – |
| PDL 4 – Gobe Main | 10.0% | – | – | – | – |
| PDL 3/4 – SE Gobe | 22.3% | – | – | – | – |
| PDL 1 – Hides GTE | 16.7% | – | – | – | – |
| **Oil fields and Hides GTE reserves** | | **5.2** | **–** | **5.9** | **–** |
| **PNG LNG Project reserves** | **29.0%** | **10.1** | **391.2** | **14.9** | **560.7** |
| **Subtotal undeveloped reserves** | | **15.3** | **391.2** | **20.8** | **560.7** |
| **Total developed and undeveloped reserves** | | **57.5** | **1,441.8** | **87.2** | **2,177.9** |

(1) Liquids include crude oil, separator and plant condensates.

(2) For the PNG LNG Project, shrinkage has been applied to raw gas for the field condensate, plant liquids recovery and fuel and flare.

(3) PNG LNG Project reserves comprise the Kutubu complex, Moran, Gobe Main, SE Hedinia, Hides, Angore and Juha fields. In addition, third party gas sales to the Project at the Gobe facility outlet (including LNG plant liquids) have been included for SE Gobe in 1P and 2P reserves according to the post sales agreement interest (Oil Search – 22.34%). SE Gobe estimates for gas are based on NSAI certification in 2015.

43
OIL SEARCH *Annual Report 2015*

2015 RESERVES AND RESOURCES continued Hides Gas Conditioning Plant in the PNG Highlands. Photo courtesy of ExxonMobil. The presence of significant quantities of moveable hydrocarbons in the Elk-Antelope fields has been confirmed by the following: Data acquired from eight Elk-Antelope exploration and appraisal wells, commencing in 2006 with the Elk 1 discovery well. The interpretation of data acquired during the drill stem testing of multiple intervals, including the analysis of reservoir hydrocarbon samples recovered to surface. Preliminary interpretation of recently acquired appraisal data, including the Antelope 5, Antelope 4 and Antelope 4 ST1 appraisal well results and seismic reprocessing, has indicated a positive impact on resources. Subject to a successful outcome from testing of the Antelope 5 well and completion of appraisal drilling and testing of Antelope 6 and the possible drilling of Antelope 7, the 2C contingent resource could increase. Contingent resource volumes are being assessed by combining in-place volume estimates from geological modelling with recovery factor estimates from simulation modelling using a combination of deterministic and probabilistic methods. The Elk-Antelope resources are considered to be contingent on a number of factors including additional appraisal drilling and technical studies, the confirmation of a commercially viable development project, acceptable project financing and the negotiation of, and commitment to, future LNG contracts. GOVERNANCE AND 2016 AUDIT PLAN The governance arrangements for the reporting of hydrocarbon reserves and resources are based on Oil Search’s Reserves Management and Audit Procedure (RMAP), which consists of the following: A Technical Reserves Committee (TRC) which assesses all proposed changes and additions to the Company’s reserves and resources database, utilising advice and contributions from peer review and subject matter experts, where appropriate. The TRC reports to the Reserves Operating Committee (ROC), consisting of senior management from technical and commercial disciplines, for the sanction of changes proposed by the TRC. Final statements are subject to review and endorsement by the Audit and Financial Risk Committee prior to approval by the Board. Oil Fields Under the Company’s RMAP arrangements, oil fields are subject to independent audit every three years or more frequently under some circumstances (for example, if a material change is indicated). The Kutubu and Moran fields were audited at the end of 2014 and the Gobe Main and SE Gobe fields were audited at the end of 2015 by independent auditors, NSAI. PNG LNG Project Gas reserves are subject to audit under instruction from the PNG LNG Project operator, ExxonMobil PNG Limited. Given the substantial amount of new information now available following the cessation of development drilling at Hides and Angore, together with more than 18 months of gas production at Hides and the Associated Gas (AG) fields, ExxonMobil has elected to recertify all Project gas reserves in 2016, using NSAI as the independent auditor. Oil Search will play a leading part in the recertification of the Associated Gas (AG) field reserves during this exercise. PRL 3 Gas resources at P’nyang (PRL 3) are likely to be recertified in 2017, based on advice from the operator, ExxonMobil PNG Limited. PRL 15 Under the Sale and Purchase Agreement with the sellers of the Pac LNG group of Companies, the Elk and Antelope fields within PRL 15 are subject to two independent certifications. The First Certification commenced in March 2016, with completion expected in mid-2016. The Second Certification will occur one year after delivery of the first commercial LNG cargo. 44

## TABLE 4: TOTAL RESERVES AND RESOURCES SUMMARY

Reserves and resources at 31 December 2015[1,2] (net to Oil Search)

| LICENCE/FIELD | OIL SEARCH INTEREST % | PROVED (1P) OIL AND CONDENSATE TOTAL[3] mmbbl | PROVED (1P) GAS TOTAL[4] bscf | PROVED AND PROBABLE (2P) OIL AND CONDENSATE TOTAL[3] mmbbl | PROVED AND PROBABLE (2P) GAS TOTAL[4] bscf |
|---|---|---|---|---|---|
| **RESERVES** | | | | | |
| PDL 2 – Kutubu | 60.0% | 15.4 | – | 20.0 | – |
| PDL 2/5/6 – Moran Unit | 49.5% | 8.6 | – | 12.2 | – |
| PDL 4 – Gobe | 10.0% | 0.1 | – | 0.1 | – |
| PDL 3/4 – SE Gobe[5] | 22.3% | 0.2 | 13.8 | 0.3 | 17.2 |
| PDL 1 – Hides GTE[6] | 16.7% | – | 4.1 | – | 6.0 |
| **Oil fields and Hides GTE reserves** | | **24.3** | **17.9** | **32.7** | **23.2** |
| **PNG LNG Project reserves[5]** | **29.0%** | **33.2** | **1,423.9** | **54.5** | **2,154.7** |
| **Sub-total reserves** | | **57.5** | **1,441.8** | **87.2** | **2,177.9** |
| **CONTINGENT RESOURCES** | | 1C | | 2C | |
| PNG LNG Project gas and oil and condensate | | – | – | 1.7 | 208.3 |
| Other PNG gas, oil and condensate[7] | | – | – | 33.6 | 3,395.3 |
| Middle East gas, oil and condensate[7] | | – | – | 21.9 | 6.3 |
| **Sub-total resources** | | **–** | **–** | **57.1** | **3,610.0** |
| **Total reserves and resources** | | **57.5** | **1,441.8** | **144.3** | **5,787.9** |

(1) Numbers may not add due to rounding.

(2) Oil field proved (1P) and proved and probable (2P) reserves are as certified by independent auditors Netherland, Sewell & Associates, Inc. (NSAI) in 2014 and 2015. 1P PNG LNG Project reserves are as certified in 2008 by independent auditors, NSAI. 2P PNG LNG Project reserves and 2C contingent resources are based on a combination of independent audit, PNG LNG Project operator and internal assessments.

(3) Liquids include crude oil, separator and plant condensates.

(4) For the PNG LNG Project, shrinkage has been applied to raw gas for the field condensate, plant liquids recovery and fuel and flare.

(5) PNG LNG Project reserves comprise the Kutubu complex, Moran, Gobe Main, SE Hedinia, Hides, Angore and Juha fields. In addition, third party gas sales to the Project at the Gobe facility outlet (including LNG plant liquids) have been included for SE Gobe in 1P and 2P reserves according to the post-sales agreement interest (Oil Search - 22.34%). SE Gobe estimates for gas are based on NSAI certification in 2015.

(6) Hides reserves associated with the GTE Project under existing contract. Production volumes shown in this reserves report are based on Oil Search's entitlement of PDL 1 (16.67%).

(7) Other gas, oil and condensate resources comprise the Company's other fields including SE Mananda, Juha North, P'nyang, Kimu, Uramu, Barikewa, Iehi, Cobra, Mananda, Flinders, Taza and Al Meashar-1, and may also include resources beyond the current economic limit of producing oil and gas fields. These gas resources may include fuel, flare and shrinkage depending on the choice of reference point.

### ADDITIONAL NOTES

- The evaluation date for these estimates is 31 December 2015.
- The following reference points are assumed:
  - Oil field liquids: the inlet to the refinery at the Central Processing Facility
  - Hides GTE: the custody transfer point at the wellhead
  - PNG LNG Project: the outlet to the LNG plant
  - SE Gobe gas: the outlet to the Gobe facility
  - Fuel, flare and shrinkage upstream of the reference points have been excluded.
- Reserves and contingent resources are aggregated by arithmetic summation by category and therefore proved reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.
- Reserves and contingent resources have been estimated using both deterministic and probabilistic methods.
- The information in this reserves and resources statement has been prepared by Dr Jon Rowse, Oil Search's General Manager – Subsurface, who is a full-time employee of the Company and a member of the Society of Petroleum Engineers. Dr Rowse is qualified in accordance with ASX Listing Rules 5.41-5.44, and confirms that the statement fairly represents information and documentation which has been prepared under his supervision and approved by him. He has consented to publish this information in the form and context in which it is presented in this statement.

OIL SEARCH *Annual Report 2015*
45

2015

# LICENCE INTERESTS


PPL 269
PRL 3
P'NYANG
JUHA NORTH
P'NYANG SOUTH
PPL 260
PPL 395
PPL 402
PPL 464
JUHA
PDL 9
PDL 1
PPL 277
ANGORE
HIDES GAS CONDITIONING PLANT
PROPOSED JUHA FACILITY
HIDES
PDL 7
PDL 8
PDL 6
PDL 5
MANANDA
APDL 11
MORAN
PROPOSED P'NYANG PIPELINE
SE MANANDA
AGOGO
KUTUBU
USANO
CENTRAL PROCESSING FACILITY
PDL 2
SE HEDINIA
PDL 4
SE GOBE
PPL 277
GOBE MAIN
PRL 14
GOBE PROCESSING FACILITY
PDL 3
COBRA
BILIP
PRL 9
IEHI
PRL 8
KIMU
BARIKEWA
URAMU
PRL 10
KUMUL TERMINAL
PPL 385
LEGEND
Gas Pipeline
Condensate Pipeline
Proposed Gas Pipeline
Oil Pipeline
Facility
Gas Field
Oil Field
Oil & Gas Field
Operated PDL
Operated PRL
Operated PPL
PDL with OSH Interests
PRL with OSH Interests
PPL with OSH Interests
0
100km

46

## LICENCE INTERESTS AS AT 24 FEBRUARY 2016

| LICENCE | FIELD/PROJECT | OIL SEARCH INTEREST % | OPERATOR |
|---|---|---|---|
| **PNG Petroleum Development Licences (PDL)** | | | |
| PDL 1 | Hides | 16.66 | ExxonMobil |
| PDL 2 | Kutubu, Moran | 60.05 | Oil Search |
| PDL 2 - SE Mananda JV | SE Mananda | 72.27 | Oil Search |
| PDL 3 | SE Gobe | 36.36 | Santos |
| PDL 4 | Gobe Main, SE Gobe | 10.00 | Oil Search |
| PDL 5 | Moran | 40.69 | ExxonMobil |
| PDL 6 | Moran | 71.07 | Oil Search |
| SE Gobe Unit (PDL 3/PDL 4) | | 22.34[1] | Oil Search |
| Moran Unit (PDL 2/PDL 5/PDL 6) | | 49.51 | Oil Search |
| Hides Gas to Electricity Project (PDL 1) | | 100.00 | Oil Search |
| PDL 7 | South Hides | 40.69 | ExxonMobil |
| PDL 8 | Angore | 40.69 | ExxonMobil |
| PDL 9 | Juha | 24.42 | ExxonMobil |
| APDL 11 | Mananda | 71.25[2] | Oil Search |
| APDL 13 | P'nyang | 38.51[3] | ExxonMobil |
| **PNG LNG Project** | PNG LNG Project | 29.00 | ExxonMobil |
| **PNG Pipeline Licences (PL)** | | | |
| PL 1 | Hides | 100.00 | Oil Search |
| PL 2 | Kutubu | 60.05 | Oil Search |
| PL 3 | Gobe | 17.78 | Oil Search |
| PL 4 | PNG LNG Project | 29.00 | ExxonMobil |
| PL 5 | PNG LNG Project | 29.00 | ExxonMobil |
| PL 6 | PNG LNG Project | 29.00 | ExxonMobil |
| PL 7 | PNG LNG Project | 29.00 | ExxonMobil |
| PL 8 | PNG LNG Project | 29.00 | ExxonMobil |
| **PNG Petroleum Processing Facility Licence** | | | |
| PPFL 2 | PNG LNG Project | 29.00 | ExxonMobil |
| **PNG Petroleum Retention Licences (PRL)** | | | |
| PRL 8 | Kimu | 60.71 | Oil Search |
| PRL 9 | Barikewa | 45.11 | Oil Search |
| PRL 10 | Uramu | 100.00[4] | Oil Search |
| PRL 14 | Cobra, Iehi | 62.56 | Oil Search |
| PRL 15 | Elk-Antelope | 22.84 | Total |
| **PNG Petroleum Prospecting Licences (PPL)** | | | |
| PPL 244 | | 40.00 | Oil Search |
| PPL 260 | | 40.00 | Oil Search |
| PPL 269 | | 10.00[5] | Repsol |
| PPL 277 | | 50.00 | ExxonMobil |
| PPL 339 | | 70.00[6] | Oil Search |
| PPL 385 | | 100.00 | Oil Search |
| PPL 402 | | 50.00[7] | Oil Search |
| PPL 464 | | 50.00 | ExxonMobil |
| **PNG Farm-in Agreements** | | | |
| PPL 395 | | 100.00[8] | Taurus |
| **International** | | | |
| Block 7, Yemen | | 34.00[9] | Oil Search |
| Taza (K42), Kurdistan Region of Iraq | | 60.00[10] | Oil Search |

(1) With effect from 1 February 2016, Oil Search's gas unit interests in the SE Gobe Unit decreased from 25.55% to 22.34% in line with the provisions of the relevant unitisation and unit operating agreement, as amended. Despite that change, Oil Search's registered licence interests in PDL 3 and PDL 4 remain unchanged from the prior year.

(2) Pending Ministerial grant.

(3) In February 2015, a PDL application was submitted by the PRL 3 joint venture in respect of the P'nyang field. The application remains pending Ministerial grant.

(4) In December 2015, Oil Search and Total agreed to cancel their 2012 farm-out agreement under which Total had a right to potentially acquire a 50% interest in PRL 10.

(5) In February 2015, Oil Search obtained regulatory approval of its acquisition from Mitsubishi Corporation of a 10% interest in PPL 269.

(6) In November 2015, Oil Search completed the acquisition from Kina Petroleum Limited of a 70% interest in PPL 339 under the parties' 2010 farm-in agreement. In December 2015, Oil Search and Total agreed to: (1) cancel their 2012 farm-out agreement under which Total had a right to potentially acquire a 35% interest in PPL 339 and (2) enter into a new farm-out agreement under which Total will, subject to regulatory and other approvals, acquire a 35% interest in PPL 339.

(7) In March 2015, Oil Search completed the sale to ExxonMobil of a 50% interest in PPL 402.

(8) In May 2015, Oil Search entered into an agreement with Taurus Oil Limited to potentially acquire a 100% interest in PPL 395. In December 2015, Oil Search entered an agreement with ExxonMobil under which ExxonMobil has an option to potentially acquire from Oil Search a 50% interest in PPL 395 after completion of Oil Search's acquisition from Taurus of a 100% interest in the licence.

(9) 40% paying interest. In April 2015, Oil Search entered into an agreement with Petsec Energy Limited under which Petsec will, subject to customary conditions precedent including regulatory and other approvals, acquire all of the shares in the entity holding Oil Search's interest in Block 7.

(10) 75% paying interest.

OIL SEARCH *Annual Report 2015*

47

2015

# LICENCE INTERESTS


PPL 269
PRL 3
P'NYANG
JUHA NORTH
P'NYANG SOUTH
PPL 260
PPL 395
PPL 464
PPL 402
PDL 9
PDL 1
PPL 277
ANGORE
JUHA
HIDES GAS CONDITIONING PLANT
PROPOSED JUHA FACILITY
HIDES
PDL 7
PDL 8
PDL 6
PDL 5
MORAN
MANANDA
APDL 11
PROPOSED P'NYANG PIPELINE
USANO
SE MANANDA
AGOGO
KUTUBU
PDL 2
SE HEDINIA
CENTRAL PROCESSING FACILITY
PDL 4
SE GOBE
PPL 277
GOBE MAIN
PRL 14
GOBE PROCESSING FACILITY
COBRA
PDL 3
BILIP
PRL 9
IEHI
BARIKEWA
PRL 8
KIMU
LEGEND
Gas Pipeline
Condensate Pipeline
Proposed Gas Pipeline
Oil Pipeline
Facility
Gas Field
Oil Field
Oil & Gas Field
Operated PDL
Operated PRL
Operated PPL
PDL with OSH Interests
PRL with OSH Interests
PPL with OSH Interests
URAMU
PRL 10
KUMUL TERMINAL
PPL 385
0
100km

46

BISMARCK SEA
Papua New Guinea
PPL 339
PPL 339
PPL 339
ELK-ANTELOPE
PRL 15
PPL 339
PPL 339
PPL 339
PPL 339
PROPOSED CENTRAL PROCESSING FACILITY
PPL 339
PPL 339
PPL 244
HAGANA FLINDERS
GULF OF PAPUA
PROPOSED PAPUA LNG PLANT
PNG LNG PLANT
PORT MORESBY
MEDITERRANEAN SEA
CASPIAN SEA
KURDISTAN REGION OF IRAQ
Taza
Iraq
U.A.E.
PERSIANGULF
Block 7
R E D
S E A
Yemen
ADEN
OF
GULF
LEGEND
Operated Licence
1,000km
OIL SEARCH Annual Report 2015

Strong
GOVERNANCE
Pictured from left to right: RJ Lee (Chairman); ZE Switkowski; AJ Kantsler; B Philemon; PR Botten; EJ Doyle (Appointed in February 2016); G Aopi; KW Spence; KG Constantinou.
48

FE Harris
(Resigned in December 2015)
49
OIL SEARCH Annual Report 2015

Strong **GOVERNANCE** continued

*Oil Search is committed to adopting and implementing rigorous corporate governance practices across all of its activities. The Company supports this commitment by transparent and open reporting of its governance practices, to assist investors in making informed investment decisions.*

Oil Search has reported against the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (the "CGC Recommendations") each year since their first release in 2003. Oil Search believes it followed all the CGC Recommendations in the 3rd Edition of the CGC Recommendations, released in March 2014, during the 12 months ended 31 December 2015.

Oil Search's Corporate Governance Statement, which provides details of the corporate governance practices adopted by the Company to adhere to the CGC Recommendations, is published on its website, www.oilsearch.com. The Company's charters, policies and Constitution are also available on the website.

The table below provides a brief summary of the relevant sections of the Corporate Governance Statement that address the Company's compliance with each of the CGC Recommendations.

| | ASX CORPORATE GOVERNANCE COUNCIL RECOMMENDATIONS | HOW OIL SEARCH SATISFIES THE RECOMMENDATIONS |
|---|---|---|
| **Principle 1 – Lay solid foundations for management and oversight** | | |
| 1.1 | Disclose:<br>• the respective roles and responsibilities of the board and management.<br>• those matters expressly reserved to the board and those delegated to management. | Compliant – See Board and Committee Charters on the Company's website. |
| 1.2 | Undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director.<br>Provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. | Compliant – See Corporate Governance Statement for a summary of director selection and appointment processes.<br>See 2016 Notice of Annual Meeting for information on directors standing for election/re-election. |
| 1.3 | Have a written agreement with each director and senior executive setting out the terms of their appointment. | Compliant – All agreements in place. |
| 1.4 | The Company Secretary should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board. | Compliant – See Board Charter on the Company's website. |
| 1.5 | Have and disclose a diversity policy, including measurable objectives for achieving gender diversity, its progress towards achieving those objectives and the respective proportions of men and women on the board, in senior executive positions and across the whole organisation. | Compliant – see Diversity Policy on the Company's website, and the Company's 2015 diversity objectives and progress against achieving those objectives disclosed in the Corporate Governance Statement. |
| 1.6 | Have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors.<br>Disclose whether a performance evaluation was undertaken in the reporting period in accordance with that process. | Compliant – Process for annual director performance reviews disclosed in the Corporate Governance Statement.<br>Director performance reviews completed in 2015. |
| 1.7 | Have and disclose a process for periodically evaluating the performance of senior executives.<br>Disclose whether a performance evaluation was undertaken in the reporting period in accordance with that process. | Compliant – Process for senior executive performance reviews disclosed in the Corporate Governance Statement.<br>Senior executive performance reviews undertaken in 2015. |

50

| ASX CORPORATE GOVERNANCE COUNCIL RECOMMENDATIONS | | HOW OIL SEARCH SATISFIES THE RECOMMENDATIONS |
|---|---|---|
| **Principle 2 – Structure the board to add value** | | |
| 2.1 | Have a nomination committee which:<br>- has at least three members, a majority of whom are independent directors.<br>- is chaired by an independent director.<br>Disclose:<br>- the charter of the committee.<br>- the members of the committee.<br>- the number of times the committee met during the reporting period and the individual attendances of the members at those meetings. | Compliant – People and Nominations Committee has four members, all independent, including the Chairman.<br>Committee Charter disclosed on the Company's website. Members, meetings held and attendances disclosed in the Directors' Report. |
| 2.2 | Have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership. | Compliant – Skills matrix and preferred Board composition disclosed in the Corporate Governance Statement. |
| 2.3 | Disclose:<br>- the names of directors considered independent.<br>- the nature of any interest, position, association or relationship that each director has and an explanation of why it does not compromise the independence of the director.<br>- the length of service of each director. | Compliant – Director details disclosed in the Directors' Report.<br>Any potential conflicts and related mitigants disclosed in the Corporate Governance Statement. |
| 2.4 | A majority of the board should be independent directors. | Compliant – Seven of nine directors are assessed as independent. |
| 2.5 | The chair of the board should be an independent director. The chair should not be the same person as the CEO. | Compliant – Chairman is non-executive and independent. |
| 2.6 | Have a programme for inducting new directors and provide appropriate professional development opportunities for directors. | Compliant – Detailed director induction programme in place and annual director ongoing education programme provided by the Company. |
| **Principle 3 – Act ethically and responsibly** | | |
| 3.1 | Have and disclose a code of conduct for directors, senior executives and employees. | Compliant – Code of Conduct disclosed on the Company's website. |
| **Principle 4 – Safeguard integrity in corporate reporting** | | |
| 4.1 | Have an audit committee which:<br>- has at least three members.<br>- consists only of non-executive directors, majority of whom are independent.<br>- is chaired by an independent director, who is not the chair of the board.<br>Disclose:<br>- the charter of the committee.<br>- the relevant qualifications and experience of the members.<br>- the number of times the committee met during the reporting period and the individual attendances of the members at those meetings. | Compliant – Audit and Financial Risk Committee has four members, all independent and non-executive, including the Committee Chairman, who is not the Chairman of the Board.<br>Committee Charter disclosed on the Company's website. Members, qualifications/experience, meetings held and attendances disclosed in the Directors' Report. |
| 4.2 | CEO and CFO certification of financial statements before the board approves the financial statements for the financial period. | Compliant – CEO and CFO certifications issued prior to the Board approving the 2015 Financial Report. |
| 4.3 | Ensure external auditor attendance and availability at the AGM to answer questions from security holders relevant to the audit. | Compliant – Company's auditor, from Deloitte Touche Tohmatsu, attended the 2015 Annual Meeting, with shareholders invited to put questions to the auditor. |

OIL SEARCH *Annual Report 2015*
51

*Strong* **GOVERNANCE** *continued*

| ASX CORPORATE GOVERNANCE COUNCIL RECOMMENDATIONS | | HOW OIL SEARCH SATISFIES THE RECOMMENDATIONS |
|---|---|---|
| **Principle 5 – Make timely and balanced disclosure** | | |
| 5.1 | Have and disclose a written policy for complying with continuous disclosure obligations under the Listing Rules. | Compliant – Public Disclosure Policy disclosed on the Company's website. |
| **Principle 6 – Structure the board to add value** | | |
| 6.1 | Provide information about itself and its governance to investors on its website. | Compliant – Detailed disclosures contained on the Company's website. |
| 6.2 | Design and implement an investor relations programme to facilitate effective two-way communication with investors. | Compliant – Investor Relations programme in operation, with communications governed by the Public Disclosure Policy. |
| 6.3 | Disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders. | Compliant – Disclosed in the Public Disclosure Policy. |
| 6.4 | Give security holders the option to receive communications from, and send communications to, the entity and the security registry electronically. | Compliant – Electronic security registry communication options in place. |
| **Principle 7 – Recognise and manage risk** | | |
| 7.1 | Have a committee or committees to oversee risk, each of which:<br>• has at least three members, a majority of whom are independent directors.<br>• is chaired by an independent director.<br>Disclose:<br>• the charter of the committee.<br>• the members of the committee.<br>• the number of times the committee met during the reporting period and the individual attendances of the members at those meetings. | Compliant – Detailed disclosures contained on the Company's website. |
| 7.2 | The board or a committee of the board should:<br>• review the entity's risk management framework at least annually to satisfy itself that it continues to be sound.<br>• disclose, in relation to each reporting period, whether such a review has taken place. | Compliant – Board reviews the entity's risk management framework at least annually, with reviews undertaken in 2015. |
| 7.3 | Disclose the structure and role of its internal audit function. | Compliant – Disclosed in the Corporate Governance Statement. |
| 7.4 | Disclose any material exposure to economic, environmental and social sustainability risks and how these risks are managed. | Compliant – Disclosed in the Operating and Financial Review section of the Directors' Report. |
| **Principle 8 – Remunerate fairly and responsibly** | | |
| 8.1 | Have a remuneration committee which:<br>• has at least three members, a majority of whom are independent directors.<br>• is chaired by an independent director.<br>Disclose:<br>• the charter of the committee.<br>• the members of the committee.<br>• the number of times the committee met during the reporting period and the individual attendances of the members at those meetings. | Compliant – See section 2.1. The People and Nominations Committee provides advice and recommendations to the Board regarding the remuneration of Directors, executives and employees. |
| 8.2 | Separately disclose the policies and practices regarding the remuneration of non-executive directors and executive directors and other senior executives. | Compliant – See Remuneration Report contained in the Directors' Report. |
| 8.3 | Have and disclose a policy on whether participants in equity-based remuneration schemes are permitted to enter into transactions which limit the economic risk of participating in the scheme. | Compliant – See Share Trading Policy on the Company's website. |

52

2015
CONSOLIDATED FINANCIAL REPORT
for the year ended 31 December 2015
53
OIL SEARCH Annual Report 2015

2015
CONSOLIDATED FINANCIAL REPORT
for the year ended 31 December 2015
DIRECTORS’ REPORT
55
AUDITOR’S INDEPENDENCE DECLARATION
87
STATEMENTS OF COMPREHENSIVE INCOME
88
STATEMENTS OF FINANCIAL POSITION
89
STATEMENTS OF CASH FLOWS
90
STATEMENTS OF CHANGES IN EQUITY
91
NOTES TO THE FINANCIAL STATEMENTS
1
Significant accounting policies
93
2
Segment reporting
98
3
Revenue
99
4
Cost of sales
99
5
Other expenses
100
6
Net finance costs
100
7
Income tax
100
8
Earnings per share
101
9
Dividends paid or proposed
102
10
Receivables
102
11
Inventories
102
12
Other financial assets
103
13
Exploration and evaluation assets
103
14
Property, plant and equipment
104
15
Payables
104
16
Provisions
105
17
Borrowings
105
18
Share capital and reserves
106
19
Statement of cash flows
107
20
Employee benefits and share-based payments
108
21
Key management personnel remuneration
111
22
Key management personnel transactions
112
23
Commitments
113
24
Auditor’s remuneration
113
25
Subsidiaries and interests in joint arrangements
114
26
Financial and capital risk management
116
27
Events occurring after the reporting period
120
DIRECTORS’ DECLARATION
121
INDEPENDENT AUDITOR’S REPORT
122
54

DIRECTOS’ REPORT
for the year ended 31 December 2015
The directors submit their report for the financial year ended
31 December 2015.
DIRECTORS
The names, details and shareholdings of the directors of the company in office during or since the end of the financial year are:
Mr RJ Lee, BEng (Chem) (Hons), MA (Oxon), FAICD, (Chairman) Non-Executive, 65 years
Mr Lee joined the Board on 9 May 2012 and was appointed Chairman on 28 February 2013. Mr Lee has extensive resource banking and international commercial experience. His previous senior executive roles include 16 years with CSR Limited and 9 years in the position of Chief Executive Officer of NM Rothschild Australia Limited. Mr Lee is a Director of Newcrest Mining Limited and a former Chairman of the Australian Institute of Company Directors. He was appointed a Member of the Order of Australia in the 2015 Queen’s Birthday Honours List for services to business, commerce, sport and charity. Ordinary shares, fully paid: 96,829
Mr PR Botten, CBE, BSc, ARSM, (Managing Director), Executive, 61 years
Mr Botten was appointed Managing Director on 28 October 1994, having previously filled both exploration and general manager roles in the company since joining in 1992. He has extensive worldwide experience in the oil and gas business, previously holding various senior technical and managerial positions in a number of listed and government owned organisations. Mr Botten is immediate past President of the Papua New Guinea Chamber of Mines and Petroleum and is on the Executive Committee of the Australia PNG Business Council. He is also a Director of Business for Development. He was awarded Commander of the Order of the British Empire (CBE) in the 2008 Queen’s Birthday Honours List for services to commerce and the mining and petroleum industry in Papua New Guinea. Ordinary shares, fully paid: 2,487,394; Performance Rights: 698,600; Restricted shares: 226,043
Mr G Aopi, CBE, BEc, BAC, MBA, Executive, 61 years
Mr Aopi joined the Board as an Executive Director on
18 May 2006 and presently holds the position of Executive General Manager Stakeholder Engagement. Mr Aopi has substantial public service and business experience in Papua New Guinea, having had a long and distinguished career in government, with a number of important positions, including Secretary for Finance and Planning and Managing Director of Telikom PNG Ltd. He was previously the Chairman of Telikom PNG Ltd and Independent Public Business Corporation (IPBC). Mr Aopi is a Director of Steamships Trading, Bank of South Pacific and a number of other private sector and charitable organisations in Papua New Guinea. Ordinary shares, fully paid: 466,521; Performance Rights: 152,200; Restricted shares: 39,593
Sir KG Constantinou, OBE, 58 years
Sir Kostas joined the Board on 16 April 2002. He is a prominent business figure in Papua New Guinea, holding a number of high level public sector and private sector appointments. Sir Kostas is Chairman of various companies, including Airways Hotel & Apartments Limited, Lamana Hotel Limited, Lamana Development Limited, Hebou Constructions, Alotau International Hotel, Pacific Games 2015 Authority and Bank of South Pacific. He is a Director of Heritage Park Hotel in Honiara, Gazelle International Hotel in Kokopo, Grand Pacific Hotel in Fiji, Taumeasina Island Resort in Samoa and Good Taste Company in New Zealand. Sir Kostas is also Vice Chairman of the Employers Federation of Papua New Guinea and Honorary Consul for Greece in Papua New Guinea and a Member of the APEC Business Advisory Council for Papua New Guinea. He was awarded Knights Bachelor in the 2015 Queen’s Birthday Honours List for services to sport, tourism, banking and to the community in Papua New Guinea. Ordinary shares, fully paid: nil
Ms FE Harris, BCom, FAICD, FCA (Aust), 55 years (Resigned 17 December 2015)
Ms Harris joined the Board on 1 March 2013. Ms Harris has over 18 years of experience as a non-executive director, including on the boards of numerous resource and other companies in the ASX50, ASX100 and ASX200, and several with international operations. She is currently a non-executive director of listed companies Aurora Oil & Gas Limited, BWP Trust, Infigen Energy Limited and Toro Energy Limited. Prior to commencing her career as non-executive director, Ms Harris was a partner at KPMG, working in Perth, San Francisco and Sydney. Ordinary shares, fully paid: 31,961
Dr AJ Kantsler, BSc (Hons), PhD, GAICD, FTSE, 65 years
Dr Kantsler joined the Board on 19 July 2010. Dr Kantsler worked with Woodside Petroleum for 15 years, where he was Executive Vice President Exploration and New Ventures from 1995 to 2009 and Executive Vice President Health, Safety and Security. Before joining Woodside Petroleum, Dr Kantsler had extensive experience with the Shell Group of Companies working in various exploration roles in Australia and internationally. Dr Kantsler has been a director of Forte Consolidated Limited and Savcor Group Limited. He was also Councillor and Director of the Australian Petroleum Production and Exploration Association (APPEA) for 15 years, where, as well as being chairman of several of APPEA’s committees, he was Chairman from 2000 to 2002. Dr Kantsler was also a founding member of the Australian Government’s Council for Australian Arab Relations. He is Managing Director of Transform Exploration Pty Ltd and President of the Chamber of Commerce and Industry, WA. Ordinary shares, fully paid: 45,736
55
OIL SEARCH Annual Report 2015

DIRECTOS’ REPORT
for the year ended 31 December 2015
Mr B Philemon, Non-Executive, 70 years
Mr Philemon joined the Board on 5 November 2012. Mr Philemon is acknowledged as one of Papua New Guinea’s most influential leaders, with distinguished careers in both business and public service. Mr Philemon’s career highlights include serving as Chairman of Air Nuigini and holding a number of ministerial posts in PNG Government, including Minister of Foreign Affairs and Minister for Finance and Treasury. Mr Philemon served as the member for Lae Open in Government from 1992 until the 2012 elections. Mr Philemon is a director of Highlands Pacific Limited and the Bank of Papua New Guinea. Ordinary shares, fully paid: 7,241
Mr KW Spence, BSc (Geophysics) (Hons), Non-Executive, 62 years
Mr Spence joined the Board on 9 May 2012. Mr Spence brings over thirty years of oil and gas experience to the Board, having served in senior executive positions with Woodside Petroleum Limited, including Chief Operating Officer and Acting Chief Executive. Mr Spence was with Shell for 18 years prior to Woodside. Mr Spence is Chairman of Geodynamics Limited and Base Resources Limited. He chairs a number of other bodies, including the National Offshore Petroleum Safety and Environmental Management Authority Board. Mr Spence is a director of Independence Group NL and Murray and Roberts Holdings Limited. Ordinary shares, fully paid: 25,000
Dr ZE Switkowski, BSc (Hons), PhD, FAA, FAICD, FTSE, AO, 67 years
Dr Switkowski joined the Board on 22 November 2010. Dr Switkowski’s career highlights include serving as Chief Executive Officer and Managing Director of Telstra, Chief Executive Officer of Optus and Chairman and Managing Director of Kodak (Australasia). Dr Switkowski currently serves as a Director of Tabcorp Limited and is Chairman of Suncorp Group and NBN Co. He is also Chancellor of the Royal Melbourne Institute of Technology (RMIT University). Dr Switkowski is a former Chairman of the Australian Nuclear Science and Technology Organisation and Opera Australia. He holds a PhD in nuclear physics from the University of Melbourne. Dr Switkowski was awarded Officer in the General Division (AO) in the 2014 Queen’s Birthday Honours List for distinguished service to the community, in particular to tertiary education, scientific organisations and the telecommunications sector, to business and, to the arts.
Ordinary shares, fully paid: 201,829
Dr E Doyle, BMath (Hons), MMath, PhD, FAICD, 61 years
Dr Doyle joined the Board on 18 February 2016. Dr Doyle’s career spans the building materials, water and industrials sectors, including senior operational roles at BHP Limited and CSR Limited and culminating in her appointment as CEO of CSR’s Panel’s Division. She is a director of GPT Group Limited, Boral Limited, Hunter Research Foundation and Knights Rugby League Pty Ltd. Dr Doyle is a member of the NSW Council of the Australian Institute of Company Directors. She has previously served on a number of other boards, including Deputy Chairman of CSIRO and Chairman of Port Waratah Coal Services.
Ordinary shares, fully paid: nil
GROUP SECRETARY
Mr SW Gardiner, BEc (Hons), CPA, 57 years
Mr Gardiner joined Oil Search Limited in 2004, after a twenty year career in corporate finance at two of Australia’s largest multinational construction materials companies and a major Australian telecoms company. Mr Gardiner’s roles at Oil Search have covered senior corporate finance and corporate services responsibilities. In November 2012 Mr Gardiner was appointed to the position of Chief Financial Officer of Oil Search. Mr Gardiner is also the Group Secretary of Oil Search, a role he has held since May 2009. Ordinary shares, fully paid: 373,517; Performance Rights: 154,697; Restricted shares: 43,914
RESULTS AND REVIEW OF OPERATIONS
The Oil Search Limited Group (‘the group’) reported a consolidated net loss of US$39.4 million (2014: net profit of US$353.2 million) for the year, after providing for income tax of US$147.6 million (2014: US$231.8 million).
Further details on the group’s operating and financial performance can be found in the ‘Operating and Financial Review’ on page 59.
DIVIDENDS
Subsequent to balance date, the directors approved the payment of a final unfranked dividend of US 4 cents per ordinary share (2014: US 8 cents final dividend and US 4 cents special dividend) to ordinary shareholders in respect of the financial year ended
31 December 2015. The due date for payment is 31 March 2016 to all holders of ordinary shares on the Register of Members on 9 March 2016. The company’s dividend reinvestment plan will remain suspended for the final dividend. Dividends paid and declared during the year are recorded in note 9 to the financial statements.
PRINCIPAL ACTIVITIES
The principal activity of the group is the exploration for oil and gas fields and the development and production of such fields. This is carried out as both the operator and non-operator participant in the exploration, development and production of hydrocarbons.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
During the year, there were no significant changes in the nature of the activities or the state of affairs of the group other than that referred to in the financial statements and notes thereto.
LIKELY FUTURE DEVELOPMENTS
Refer to the ‘Operating and Financial Review’ on page 59 for details on likely developments and future prospects of the group.
ENVIRONMENTAL DISCLOSURE
The group complies with all environmental laws and regulations and aims to operate at the highest industry standard for environmental compliance. The group has provided for costs associated with the restoration of sites in which it holds a participating interest.
56

DIRECTOS’ REPORT
for the year ended 31 December 2015
CORPORATE INFORMATION
Oil Search Limited is a company limited by shares and is incorporated and domiciled in Papua New Guinea. The group had 1,342 employees as at 31 December 2015 (2014: 1,692). Oil Search Limited is listed on the Australian Securities Exchange and Port Moresby Stock Exchange.
SHARE BASED PAYMENT TRANSACTIONS
There were 682,736 share rights (2014: 611,045) granted under the Employee Share Rights Plan. There were 1,052,876 performance rights (2014: 934,100) granted under the Performance Rights Plan and 681,241 restricted shares (2014: 404,806) granted under the Restricted Share Plan during the year.
As at 31 December 2015, there were 1,018,608 share rights (2014: 581,748), 1,225,800 share appreciation rights (2014: 3,048,400), 3,422,243 performance rights (2014: 4,070,768) and 976,157 restricted shares (2014: 726,036) granted over ordinary shares exercisable at various dates in the future, subject to meeting applicable performance hurdles, and at varying exercise prices (refer to note 20 for further details).
ROUNDING
The majority of amounts included in this report are rounded to the nearest US$1,000 (where rounding is applicable).
COMMITTEES OF THE BOARD
During the year ended 31 December 2015, the company had an Audit and Financial Risk Committee, a Corporate Actions Committee, a Health, Safety and Sustainability Committee and a People and Nominations Committee.
Members comprising the Committees of the Board during the year were:
Audit and Financial Risk Committee: Dr AJ Kantsler (Committee Chairman), Ms FE Harris, Mr B Philemon and Dr ZE Switkowski. Mr RJ Lee is an ex-officio attendee of this Committee; Corporate Actions Committee: Mr RJ Lee (Committee Chairman), Mr PR Botten, Dr AJ Kantsler, Mr KW Spence, Ms FE Harris and Dr ZE Switkowski; Health, Safety and Sustainability Committee: Mr KW Spence (Committee Chairman), Dr AJ Kantsler, Mr G Aopi, Sir KG Constantinou and Ms FE Harris. Mr RJ Lee is an ex-officio attendee of this Committee; and People and Nominations Committee: Dr ZE Switkowski (Committee Chairman), Sir KG Constantinou, Mr B Philemon and Mr KW Spence. Mr RJ Lee is an ex-officio attendee of this Committee.
ATTENDANCES AT DIRECTORS’ AND COMMITTEE MEETINGS
The number of meetings of directors (including meetings of Committees of the Board) held during the year and the number of meetings attended by each director were as follows:
HEALTH,
DIRECTORS’
AUDIT AND
CORPORATE
SAFETY AND
PEOPLE AND
DIRECTORS
MEETINGS
FINANCIAL RISK
ACTIONS
SUSTAINABILITY
NOMINATIONS
Number of meetings held
8
4
1
4
4
Number of meetings attended
G Aopi
8
–
–
4
–
PR Botten
8
–
1
–
–
KG Constantinou
7
–
–
4
4
FE Harris(1)
3
2
–
2
–
AJ Kantsler
8
4
1
4
–
RJ Lee
8
3
1
3
4
B Philemon
8
4
–
–
4
KW Spence
8
–
1
4
4
ZE Switkowski
8
4
1
–
4
(1) Ms Harris was on leave from the Board during the second half of 2015 and resigned from the Board on 17 December 2015, due to a health issue.
Note: The Managing Director and Chief Financial Officer attend meetings at the request of the Committees. Other members of the Board have attended various Committee meetings during the year. These attendances are not included in the above table.
57
OIL SEARCH Annual Report 2015

DIRECTOS’ REPORT
for the year ended 31 December 2015
DIRECTORS’ AND OTHER OFFICERS’ REMUNERATION
The People and Nominations Committee of the Board is responsible for reviewing compensation for the directors and staff and recommending compensation levels to the Board. The Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis with reference to relevant employment market conditions, with the overall benefit of maximising shareholder value by the retention of high quality personnel. To achieve this objective the Board links a component of executive director and other staff emoluments to the company’s financial and operational performance.
Details of the amount, in US dollars, of each element of the emoluments for the financial year for directors and executives of the group are disclosed in note 21 to the financial statements.
INDEMNIFICATION AND INSURANCE OF DIRECTORS, OFFICERS, EMPLOYEES AND AUDITORS
During the financial year, the group paid premiums to insure all directors, officers and employees of the group against claims brought against the individual while performing services for the group and against expenses relating thereto. The amount of the insurance premium paid during the year has not been disclosed as it would breach the confidentiality clause in the insurance policy.
The group has agreed to indemnify the directors, officers and employees of the group against any liability to another person other than the group or a related body corporate for an act or omission that may arise from their positions as directors, officers and employees of the group, to the extent permitted by the PNG Companies Act 1997.
No indemnity has been granted to an auditor of the group in their capacity as auditor of the group.
AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES
During the year the auditor, Deloitte Touche Tohmatsu, provided non-audit accounting services for the group. These services are outlined in note 24 to the financial statements. Deloitte Touche Tohmatsu’s Independence Declaration, which forms part of this report, is attached on page 87.
MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR
Subsequent to balance date, the Directors declared an unfranked final dividend of US 4 cents per share, to be paid on 31 March 2016. The proposed final dividend for 2015 is payable to all holders of ordinary shares on the Register of Members on 9 March 2016.
There were no other significant events after balance date.
58

DIRECTORS’ REPORT
Operating and Financial Review
1. FINANCIAL OVERVIEW
1. 1Summary of Financial Performance
YEAR ENDED 31 DECEMBER
2015
2014
% CHANGE
Production and Sales Data
Production (mmboe(1))
29.25
19.27
+52
Sales (mmboe)
28.76
17.76
+62
Average realised oil and condensate price (US$/bbl(2))
51.36
97.79
-47
Average realised LNG and gas price (US$/mmBtu(3))
9.44
13.94
-32
Financial Data ($US million)
Revenue
1,585.7
1,610.4
-2
Production costs
(294.8)
(235.4)
+25
Other operating costs
(148.9)
(125.8)
+18
Loss on disposal of non-current assets
(5.5)
–
N.M
Other income
14.8
7.8
+90
EBITDAX(4)
1,151.3
1,257.0
-8
Depreciation and amortisation
(407.8)
(252.7)
+61
Exploration costs expensed
(50.9)
(109.1)
-53
Impairment
(399.3)
(180.6)
+121
Net finance costs
(185.1)
(129.6)
+43
Profit before tax
108.3
585.0
-81
Taxation
(147.6)
(231.8)
-36
Net (loss)/profit after tax
(39.4)
353.2
N.M
Impairment (net of tax)
399.3

# DIRECTORS' REPORT

*Operating and Financial Review*

## 1. FINANCIAL OVERVIEW

### 1.1 Summary of Financial Performance

| YEAR ENDED 31 DECEMBER | 2015 | 2014 | % CHANGE |
|---|---|---|---|
| **Production and Sales Data** | | | |
| Production (mmboe[1]) | **29.25** | 19.27 | +52 |
| Sales (mmboe) | **28.76** | 17.76 | +62 |
| Average realised oil and condensate price (US$/bbl[2]) | **51.36** | 97.79 | -47 |
| Average realised LNG and gas price (US$/mmBtu[3]) | **9.44** | 13.94 | -32 |
| **Financial Data ($US million)** | | | |
| Revenue | **1,585.7** | 1,610.4 | -2 |
| Production costs | **(294.8)** | (235.4) | +25 |
| Other operating costs | **(148.9)** | (125.8) | +18 |
| Loss on disposal of non-current assets | **(5.5)** | – | N.M |
| Other income | **14.8** | 7.8 | +90 |
| **EBITDAX[4]** | **1,151.3** | 1,257.0 | -8 |
| Depreciation and amortisation | **(407.8)** | (252.7) | +61 |
| Exploration costs expensed | **(50.9)** | (109.1) | -53 |
| Impairment | **(399.3)** | (180.6) | +121 |
| Net finance costs | **(185.1)** | (129.6) | +43 |
| **Profit before tax** | **108.3** | 585.0 | -81 |
| Taxation | **(147.6)** | (231.8) | -36 |
| **Net (loss)/profit after tax** | **(39.4)** | 353.2 | N.M |
| Impairment (net of tax) | **399.3** | 129.6 | N.M |
| **Core profit[4]** | **359.9** | 482.8 | -25 |
| **Net debt** | **3,318.2** | 3,452.0 | -4 |

(1) mmboe = million barrels of oil equivalent. Gas volumes have been converted to barrels of oil equivalent using an Oil Search specific conversion factor of 5,100 scf = 1 boe, which represents a weighted average, based on Oil Search's reserves portfolio, using the actual calorific value of each gas volume at its point of sale. Note that prior year figures have not been restated.

(2) bbl = barrel of oil.

(3) mmBtu = million (106) British thermal units.

(4) EBITDAX (earnings before interest, tax, depreciation/amortisation, impairment and exploration) and Core profit (net profit after tax before significant items) are non-IFRS measures that are presented to provide a more meaningful understanding of the performance of Oil Search's operations. The non-IFRS financial information is derived from the financial statements which have been subject to audit by the group's auditor.

Note: Numbers may not add due to rounding.

#### Production and Revenue

Total production for 2015 was 29.25 mmboe, or 52% higher than in 2014 (19.27 mmboe). Further details on performance by operating segment and field are included in Section 2 'Overview of operations'.

Total revenue of $1,585.7 million was 2% lower than the prior year. LNG and gas delivered volumes for 2015 were 115,270 billion Btu, 99% higher than in the prior year and included the delivery of 101 cargoes of LNG (2014: 51 cargoes). The significant increase in sales volumes was partially offset by lower average realised LNG and gas prices.

Oil and condensate delivered volumes for 2015 totalled 8.36 million barrels (mmbbl), 11% higher than the 7.54 mmbbl for 2014, predominantly due to a full year of PNG LNG condensate sales, offset by slightly lower oil sales.

Other revenue, which consists mainly of rig revenue, electricity, naptha sales and tariffs, increased to $67.9 million in 2015 from $64.7 million in 2014, due to a full year of naptha sales and commencement of electricity sales during 2015 from the PNG LNG Project.

The average oil and condensate price realised during the year was $51.36 per barrel, 47% lower than in the prior year, reflecting the global decline in spot oil prices during 2015. The average price realised for LNG and gas sales decreased 32% to $9.44 per mmBtu, with the smaller drop reflecting the lag between the spot oil price and realised LNG contract prices. The company did not establish any oil hedges during the period and remains unhedged to oil price movements.

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OIL SEARCH *Annual Report 2015*

DIRECTORS' REPORT
Operating and financial review

### Production and other operating costs

Production costs increased from $235.4 million in 2014 to $294.8 million in 2015 primarily due to a full year of PNG LNG production in 2015. However, production costs on a per barrel of oil equivalent (boe) basis declined from $12.21 per boe in 2014 to $10.08 per boe, reflecting lower average PNG LNG Project unit production costs relative to average oil field unit production costs.

| US$ MILLION | PRODUCTION COSTS 2015 | 2014 |
|---|---|---|
| PNG LNG | **149.9** | 103.6 |
| PNG oil and gas | **144.9** | 131.8 |
| | **294.8** | **235.4** |

PNG LNG production unit costs on a per boe basis were $6.75, which reflected the PNG LNG Project producing well above nameplate capacity. PNG oil and gas unit production costs per boe for 2015 were $20.62, 11% higher than in the prior year primarily due to well workover activity in 2015.

Other operating costs increased from $125.8 million in 2014 to $148.9 million in 2015 primarily due to selling and distribution costs generated by the full year of LNG sales cargoes, a loss on disposal of non-current assets and an increase in other expenses, partially offset by a decrease in royalties and levies due to lower realised prices, a decrease in gas purchase costs and inventory movements.

### Depreciation and amortisation

Depreciation and amortisation increased from $252.7 million in 2014 to $407.8 million in 2015.

Amortisation costs increased by $236.2 million to $388.4 million in 2015 due to a full year of production for the PNG LNG Project, partially offset by lower oil production. On a cost per boe produced basis, depreciation and amortisation for 2015 was $13.28 per boe, compared to the 2014 cost of $13.11 per boe.

Depreciation increased by $2.9 million to $19.4 million in 2015 mainly driven by a new finance lease for a PNG LNG marine vessel and higher rig utilisation.

### Exploration costs expensed

In line with the successful efforts accounting policy, all costs associated with unsuccessful drilling, seismic work and other support costs related to exploration activity were expensed during the year and resulted in a pre-tax charge of $50.9 million. This included $16.9 million attributable to the exploration component of the Hides F1 well.

The remaining exploration costs expensed consisted of seismic, geological, geophysical and general and administration expenses.

Further details on exploration activities during the year are included in Section 2 '*Overview of operations*'.

### Net interest costs

Net interest costs of $185.1 million in 2015 were $55.5 million higher than the prior year, primarily due to the full year of expensing of borrowing costs in relation to the PNG LNG Project.

### Impairment

An impairment charge of $399.3 million was recognised in 2015 related to the group's interest in the Taza PSC in Kurdistan following a reduction in estimated resources after the completion of an appraisal drilling programme.

### Taxation

Tax expense on statutory profit in 2015 was $147.6 million, compared to $231.8 million in 2014. This resulted in an effective tax rate of 136.4%, significantly higher than in prior years primarily due to the impairment of the Taza asset. The effective tax rate on Core profit is 29.1% which was lower than in the prior year. This is broadly attributable to the increase in revenues in 2015 taxed at the prevailing statutory gas rate of 30% rather than the statutory rate for oil income of 50%.

## 1.2 Summary of Financial Position

### Net debt

As at 31 December 2015, Oil Search had net debt (total borrowings less cash) of $3,318.2 million which is $133.8 million lower than the prior year net debt position of $3,452.0 million. A reconciliation of the movement in net debt during the year is as follows:

| | US$ MILLION |
|---|---|
| **Net debt at 31 December 2014** | **3,452.0** |
| Net repayment – PNG LNG Project finance facility | **(33.5)** |
| Net repayment – Corporate revolving facilities | **(150.0)** |
| Decrease in cash balances | **49.7** |
| **Net movement in 2015** | **(133.8)** |
| **Net debt at 31 December 2015** | **3,318.2** |

At 31 December 2015, the group had drawn down $4,228.6 million under the PNG LNG Project finance facility and nil debt under the $750 million of corporate facilities.

Oil Search remained in a strong liquidity position at 31 December 2015, with cash of $910.5 million, including $270.8 million in PNG LNG escrow accounts, and $748 million available under the group's corporate revolving facilities ($2 million of the $250 million bilateral revolving facilities had been utilised for letters of credit).

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DIRECTORS' REPORT
*Operating and financial review*

### Investment expenditure

Total investment expenditure for 2015 was $539.1 million, which was 71% lower than the prior year expenditure of $1,868.0 million. The components of investment expenditure for the year were:

| US$ MILLION | 2015 | 2014 |
|---|---|---|
| Exploration and evaluation[1] | 275.7 | 1,246.9 |
| Development – PNG LNG Project[2] | 135.2 | 502.6 |
| Producing assets | 111.8 | 105.7 |
| Other plant and equipment[3] | 16.4 | 12.8 |
| **Total capital expenditure** | **539.1** | **1,868.0** |

(1) Includes $50.9 million (2014: $109.1 million) of exploration costs expensed during the year.
(2) 2014 included capitalised financing costs.
(3) Excludes finance leased assets that are recognised as other plant and equipment.

Exploration and evaluation expenditure for 2015 was $275.7 million (2014: $1,246.9 million). This expenditure primarily comprised appraisal drilling and evaluation of the PRL 15 Antelope wells and related pre-FEED activities of $90.4 million and appraisal drilling and evaluation of the Taza field in Kurdistan of $102.7 million.

Oil Search's share the PNG LNG Project development costs were $135.2 million during 2015 (2014: $502.6 million of which $45.9 million related to capitalised financing costs).

Expenditure on producing assets totalled $111.8 million for 2015, (2014: 105.7 million) and mainly related to infill drilling and workover activity on the Moran field and ongoing sustaining capital.

### Reserves and resources

At 31 December 2015 the group's total proved and probable reserves (2P) and contingent resources (2C) for oil and condensate were 144.3 mmbbl, down 17% compared to 2014. The addition of 10.6 mmbbl of condensate at P'nyang following updated technical studies was offset by production of 8.8 mmbbl and the downward revision to net 2C contingent resources of 31.2 mmbbl of oil following analysis of appraisal data from Taza.

Total proven and probable reserves (2P) and contingent resources (2C) for gas were 5,787.9 bcf, essentially unchanged from 2014. The addition of 326 bcf at P'nyang was offset by record gas production of 99.4 bcf, the downward revision to net 2C contingent resources of 128.1 bcf at Cobra following a remapping exercise, and a reduction of 128.6 bcf at Taza following analysis of appraisal data.

Further details are included in the 2015 Reserves and Resources Statement.

## 1.3 Operating cash flows

| YEAR TO 31 DECEMBER (US$ MILLION) | 2015 | 2014 | % CHANGE |
|---|---|---|---|
| Net receipts | 1,204.3 | 1,185.2 | 2 |
| Net interest paid | (166.2) | (11.2) | N.M. |
| Tax paid | (85.4) | (181.7) | -53 |
| **Operating cash flow** | **952.7** | **992.3** | **-4** |
| Net investing cash flow | (535.6) | (1,740.4) | -69 |
| Net financing cash flow | (466.8) | 1,498.6 | -131 |
| **Net cash (outflow)/inflow** | **(49.7)** | **750.5** | **-107** |

Operating cash flow decreased slightly, with the contribution from a full year of operations at the PNG LNG Project, partially offset by lower oil sales volumes and lower average realised hydrocarbon prices in 2015.

During 2015, Oil Search's net investing cash flow included expenditures of:

- $248.3 million on exploration and evaluation ($1,189.7 million in 2014);
- $141.6 million on PNG LNG Project development activities ($422.7 million in 2014);
- $119.6 million on production activities ($101.9 million in 2014); and
- $16.0 million on other plant and equipment ($12.5 million in 2014).

The group distributed $274.1 million to shareholders by way of the 2014 final and special dividend and the 2015 interim dividend during the year. During 2015, net borrowings of $333.0 million were repaid, including $103.0 million under the PNG LNG Project finance facility and $230 million under the corporate revolving facilities, offset by borrowings of $80 million drawn under the $250 million bilateral facilities and a drawn down of $69.5 million under the PNG LNG Project finance facility prior to financial completion that was declared in February 2015.

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OIL SEARCH *Annual Report 2015*

DIRECTORS’ REPORT
Operating and financial review
2. OVERVIEW OF OPERATIONS
Established in 1929, Oil Search is a Papua New Guinean (PNG) oil and gas exploration and production company.
The Company operates all of PNG’s currently producing oil fields and the Hides Gas to Electricity Project. It also has a 29% interest in the PNG LNG Project, a world scale liquefied natural gas (LNG) development, operated by ExxonMobil PNG Limited. Since commencement of production in 2014, the PNG LNG Project has delivered more than 150 LNG cargoes to markets in Asia. During 2015, the first full year of operations, the Project produced 7.4 MTPA, well above its 6.9 MTPA nameplate capacity.
Oil Search is pursuing two major growth opportunities in PNG. These are the expansion of the PNG LNG Project, through production optimisation and debottlenecking as well as the potential construction of a third LNG train, underpinned by the P’nyang gas field, and the Papua LNG Project, a world scale LNG development in the onshore Gulf Province based on the Elk-Antelope gas fields. The Company is undertaking a range of exploration and appraisal activities in PNG to support these development opportunities.
Oil Search also has exploration interests in the Middle East.
2.1 Activities in PNG
2.1.1 Operated oil and gas production
Oil Search’s total net production in 2015 was 29.25 million barrels of oil equivalent (mmboe), 52% higher than in the previous year. Strong performances from the PNG LNG Project and the Oil Search-operated oil fields resulted in production exceeding the Company’s initial guidance of 26 – 28 mmboe.
Kutubu (PDL 2 – 60.0%, operator)
Oil Search continued to be successful in optimising production from the Kutubu complex of fields during 2015. Production increased 3% year on year, an excellent performance from this mature field, with gross production averaging 17,325 barrels of oil per day (bopd).
During the year, Usano production continued to benefit from the reservoir management strategies which have been developed and implemented over the past two years. The field produced at sustained rates in excess of 5,500 bopd during 2015, similar to 2014 but approximately 175% higher than rates in mid-2013. Similar success in sustaining oil production has been achieved at the Agogo field, with average production rates of 4,466 bopd in 2015, nearly 1,200 bopd higher than in 2014. This was achieved by optimising production from three separate reservoirs accessed by the existing backlimb wells and maximising contributions from the recent development wells in the Agogo forelimb. In addition, production from the Hedinia Digimu reservoir was boosted by the reinstatement of the IDD 5 well, which had been shut-in for a prolonged interval while reservoir pressures built up.
Gas exports to the PNG LNG Project from Kutubu averaged 66 mmscf/d in 2015.
Moran (49.5%, based on PDL 2 – 60.0%, PDL 5 – 40.7% and PDL 6 – 71.1%, operator)
Gross production from Moran in 2015 averaged 8,635 bopd, down 22% from 2014 levels.
The Moran 16 ST1 well, targeting the Toro and Digimu oil reservoirs in a downdip location in the central part of the field, was successfully drilled early in the year. The reservoirs were encountered close to prognosis and the well was brought on-stream in the second quarter at a rate of approximately 1,500 bopd. However, this was offset by both natural decline and a number of mechanical issues in the Moran 2X ST2 and NW Moran 1 ST5 wells. Sidetracks were undertaken to resolve the issues in these wells and both were brought back on stream in the fourth quarter with a combined rate of more than 2,000 bopd. In addition, a previously undeveloped interval in the NW Moran sidetrack (NW Moran 1-ST7) was brought into production late in the year.
Gobe (PDL 3 – 36.4% and PDL 4 – 10%, operator)
Production from the Gobe Main field declined 5% to 827 bopd, while production from the SE Gobe field was 8% lower, at 1,255 bopd.
The natural decline in oil production from the Gobe Main and SE Gobe fields was mitigated during the year by a continued strong focus on reservoir management, with the 5% and 8% decline rates, respectively, a pleasing outcome given the maturity of these fields.
A key focus for the year was the ramp up in gas exports to the PNG LNG Project. Third party gas sales to the Project commenced from SE Gobe in May 2015, while Gobe Main gas exports continued in line with expectations. In total, more than 19 bcf of gas (gross) was supplied to the PNG LNG Project from the Gobe fields during the year. Sustained steady operation of the Gobe plant and facilities was achieved, with combined oil and gas production rates through the Gobe Facility reaching in excess of 12,000 boepd by the end of 2015.
Gas to Electricity Project – 100%, operator (PDL 1 – 16.7%)
The Hides Gas to Electricity Project produced 5.312 bcf, 6% lower than in 2014 due to drought conditions in the PNG Highlands, which led to a short closure of the Porgera Gold Mine and a resulting drop in demand for gas.
62

DIRECTORS' REPORT
*Operating and financial review*

### 2.1.2 PNG LNG Project

The PNG LNG Project produced 22.2 mmboe net to Oil Search in 2015, comprising 96.6 bcf of LNG and 3.27 mmbbl of liquids. Gross annualised production from the Project was 7.4 MTPA, well above the nameplate capacity of 6.9 MTPA, reflecting excellent gas deliverability from the upstream facilities combined with a high level of uptime at the LNG trains.

In 2015, 101 PNG LNG cargoes were exported, with 79 sold under long-term contract and 22 cargoes sold on the spot market. 31.5 cargoes of Kutubu Blend and 8 cargoes of naphtha were also sold.

Development drilling on the Angore field took place in 2015. The Angore B1 development well encountered technical issues during drilling and was suspended. The Angore A1 and Angore A2 development wells were subsequently drilled, successfully intersecting the Toro reservoir. Development drilling at the Hides field also continued during the year, with the Hides F1 dual development/exploration well successfully intersecting the Toro reservoir. However, the deeper exploration target, the Koi-Iange reservoir, was unsuccessful.

In February 2015, having satisfied all of the financial completion tests incorporated in the Project's financing arrangements, financial completion was achieved. This important milestone allowed completion guarantees to be released and co-venturer distributions to commence, according to the terms of the financing agreements.

### 2.1.3 2015 Production Summary[1,2]

| YEAR TO 31 DECEMBER | 2015 | | 2014 | | % CHANGE | |
|---|---|---|---|---|---|---|
| | GROSS DAILY PRODUCTION (BOPD) | NET TO OSH (MMBBL) | GROSS DAILY PRODUCTION (BOPD) | NET TO OSH (MMBBL) | GROSS DAILY PRODUCTION | NET TO OSH |
| **Oil Production** | | | | | | |
| Kutubu | **17,325** | **3.797** | 16,843 | 3.692 | +2.86 | +2.86 |
| Moran | **8,635** | **1.560** | 11,009 | 1.989 | -21.57 | -21.57 |
| Gobe Main | **827** | **0.030** | 872 | 0.032 | -5.20 | -5.20 |
| SE Gobe | **1,255** | **0.117** | 1,363 | 0.127 | -7.92 | -7.92 |
| SE Mananda | **-** | **-** | 19 | 0.005 | - | - |
| **Total PNG Oil** | **28,041** | **5.505** | 30,107 | 5.845 | -6.86 | -5.82 |
| PNG LNG Project Liquids | **30,921** | **3.273** | 18,520 | 1.961 | 66.96 | 66.96 |
| Hides GTE Liquids | **306** | **0.112** | 331 | 0.121 | -7.54 | -7.54 |
| **Total Liquids** | **59,268** | **8.890** | 48,104 | 7.926 | 23.21 | 12.16 |
| **Gas Production** | **mmscf/d** | **mmscf** | mmscf/d | mmscf | | |
| PNG LNG Project LNG | **912.93** | **96,646** | 493.09 | 52,199 | 85.15 | 85.15 |
| Hides Gas Production[4] | **14.55** | **5,312** | 15.55 | 5,675 | -6.40 | -6.40 |
| SE Gobe Gas to PNG LNG | **20.22** | **1,886** | - | - | - | - |
| **Total Gas** | **947.70** | **103,844** | 508.63 | 57,874 | 86.33 | 79.43 |
| | **boepd** | **mmboe** | boepd | mmboe | | |
| **Total Production[3]** | **245,097** | **29.251** | 148,690 | 19.274 | 64.84 | 51.76 |

(1) Prior period comparatives updated for subsequent changes.

(2) Numbers may not add due to rounding.

(3) Gas and LNG volumes for 2015 have been converted to barrels of oil equivalent using an Oil Search specific conversion factor of 5,100 scf = 1 boe, which represents a weighted average, based on Oil Search's reserves portfolio, using the actual calorific value of each gas volume at its point of sale. This reflects the energy content of the Company's gas reserve portfolio. Minor variations to the conversion factors may occur over time.

(4) Hides GTE production is reported on a 100% basis for gas and associated liquids purchased by the Hides (GTE) Project Participant (Oil Search 100%) for processing and sale to the Porgera power station. Sales gas volumes include approximately 2% unrecovered process gas.

OIL SEARCH *Annual Report 2015*
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DIRECTORS’ REPORT
Operating and financial review
2.1.4 Gas expansion activities
P’nyang gas field, PRL 3, PNG
In January 2015, ExxonMobil PNG Limited, operator of the PNG LNG Project and the PRL 3 Joint Venture (Oil Search
– 38.51%), and the PNG Government signed a Memorandum of Understanding (MoU) for the potential expansion of the PNG LNG Project and the provision of electricity and gas for domestic power generation. Under the MoU, it is envisaged that the P’nyang field will be developed to provide additional gas for both power generation and for PNG LNG Project expansion, including production optimisation and debottlenecking of the existing trains and the construction of a potential third LNG train. The MoU set out an agreed timeline between the PRL 3 co-venturers and Government to a final investment decision for the third LNG train, with the PRL 3 owners targeting to sanction the train in the earliest timeframe, subject to completion of typical activities including appraisal, marketing, financing and development engineering on P’nyang.
In early 2015, the PRL 3 co-venturers submitted a petroleum development licence (PDL) application for the field to the PNG Government, in accord with the MOU, with engagement towards the formal award of a PDL over P’nyang continuing over the balance of the year.
The PRL 3 co-venturers undertook planning work for drilling the P’nyang South 2 well, located in the south-east of the P’nyang field, during the year. This well, which is expected to be drilled in 2016, is targeting the re-classification of some of the 2C resources within the field to the 1C category, to support PNG LNG expansion project financing and marketing activities. A P’nyang South multi-licence seismic survey commenced towards the end of the year, with approximately 72 kilometres of 2D data to be acquired to mature adjacent exploration leads. It is anticipated that this survey will be completed in 2016.
Elk/Antelope gas fields, PRL 15, PNG
During the year, the PRL 15 Joint Venture (Oil Search – 22.835%) continued a comprehensive appraisal programme to help delineate the size and structural extent of the Elk-Antelope gas resource.
The Antelope 5 appraisal well, located 1.8 kilometres west of Antelope 2, was spudded in December 2014 to appraise the western flank of the structure. The well was completed successfully in June 2015. Testing confirmed excellent reservoir quality and deliverability, consistent with a substantial resource base.
In April 2015, the Antelope 4 appraisal well, located one kilometre south of Antelope 2, was suspended at a depth of 2,134 metres due to drilling difficulties and the Western Drilling 1 rig was demobilised. Sidetrack operations commenced in August 2015, using Oil Search’s Rig 103. Antelope 4 ST1 reached a total depth of 2,326 metres in November and wireline logging was completed, with log interpretations confirming that a thick, high quality dolomite reservoir unit extends to this southern location.
The Antelope 6 appraisal well commenced drilling in December 2015. This well will appraise the eastern margin of the field. In February 2015, arbitration proceedings between Oil Search and Total SA were concluded. The International Court of Arbitration of the International Chamber of Commerce (ICC) declined to issue Oil Search pre-emptive rights over the transfer of a 40.1% participating interest in PRL 15 from an InterOil subsidiary to a subsidiary of the Total SA Group, announced on 26 March 2014. Subsequently, the joint venture participants unanimously agreed to appoint Total E&P PNG Limited (Total) as operator of the PRL 15 Joint Venture, subject to the terms of the Joint Venture Operating Agreement. On 1 August 2015, Total became operator of the PRL 15 Joint Venture, including the Papua LNG Project.
In July 2015, following extensive studies, the location of key infrastructure was agreed by the PRL 15 Joint Venture, as follows: The LNG plant will be located at Caution Bay, approximately 20 kilometres north-west of Port Moresby and adjacent to the PNG LNG Project site.
The upstream Central Processing Facility will be located west of the Herd Base in PRL15, close to the Purari River.
The approximately 75 kilometre onshore and 265 kilometre offshore pipeline routes for the separate gas and condensate pipelines have been determined.
Sizing and capacity of the facilities is expected to be determined once the appraisal programme on Elk-Antelope has been completed and the resource size quantified.
NW Highlands
During 2015, Oil Search expanded its licence interests in the Highlands region through the acquisition of a 10% interest in PPL 269 and a 100% interest in PPL 402. A 2D seismic data acquisition programme in the Juha and Hides areas took place, covering 102 kilometres. Based on this seismic, the Muruk exploration prospect in PPL 402 was matured for drilling and well preparations commenced, with Muruk 1 expected to spud in early 2016. 71 kilometres of 2D seismic was acquired by Talisman/Repsol over PPL 269 in 2015 and the Strickland 1 prospect was matured for drilling in 2016.
Forelands/Gulf Region
In May, Oil Search exercised its option with Kina Petroleum Limited to farm into a 70% interest in PPL 339, in the Gulf Province. The Company subsequently farmed down a 35% interest in the licence to Total, subject to relevant approvals, with Oil Search retaining 35% and operatorship. A number of attractive prospects have been identified in the licence. Re-assessment of existing gas discoveries PRLs 8 (Kimu), 9 (Barikewa) and 10 (Uramu), located in the Forelands/Gulf region, during the year has indicated material potential 2C gas resource upside in each pool. Preparations are underway for further appraisal and drilling work.
64

DIRECTORS’ REPORT
Operating and financial review
2.1.5 Power
In April 2015, Oil Search announced the first phase of the Ramu Power Project (RPP), a major multi-phase project to develop and deliver power solutions in PNG, in conjunction with Government-owned PNG Power Limited (PPL). The RPP has a target of connecting an additional one million people by 2030, providing PNG businesses and households with access to affordable power supplies. Provision of power in PNG is a high political and social priority for the country and the company’s involvement is part of its programme to mitigate operating risk by giving back to the community.
The initial project comprised an upgrade of PPL’s existing power plant in Tari, a major town located approximately 50 kilometres north-east of the Hides gas field, with assistance from Oil Search, and the signing of an agreement for Oil Search to provide fuel for the plant from its Hides GTE plant. This allowed the commencement of continuous 24-hour power generation and supply to Tari.
In December, Oil Search signed two Power Purchase Agreements (PPAs) with PPL, subject to the satisfaction of various conditions precedent:
PNG Biomass IPP (Oil Search – 70%, Aligned Energy 30%) will deliver up to 30MW of biomass-fired base load power to the Ramu grid using wood chips from new plantation trees grown and sustainably harvested in the Markham Valley.
Highlands IPP (Oil Search – 100%) will construct an initial 2 MW gas-fired pilot power project located near Hides in the Hela Province, with potential to ramp up to 5 MW in the short-term and up to 65 MW by 2030.
2.2 Middle East and North Africa
2.2.1 Kurdistan Region of Iraq
Appraisal of the Taza oil discovery in the Taza PSC in Kurdistan continued in 2015, with the initial processing and interpretation of 630 square kilometres of 3D seismic data acquired in 2014 and the completion of two appraisal wells. Taza 2, located 10 kilometres north-west of the Taza 1 discovery well and Taza 3, located 6 kilometres south-east of Taza 1, both flowed oil but at sub-commercial rates. Preliminary analysis of the 3D seismic indicates that both wells were drilled in areas with lightly developed fractures and that the potential for economic flow rates from the Taza field is constrained to the more tightly folded and fractured forelimb area.
2.2.2 Tunisia
Processing and interpretation of seismic data acquired in 2014 confirmed that there was limited potential in the Tajerouine PSE (Oil Search – 100%, operator). Consequently, following the completion of all obligations, the Block was relinquished towards the end of 2015.
2.2.3 Yemen
In the second quarter of 2015, Oil Search sold its interest in Block 7 in Yemen (Oil Search – 34%, operator) to Petsec. At the end of 2015, completion of the transaction was pending relevant approvals.
3. BUSINESS STRATEGY, OUTLOOK AND RISK
3.1 Business Strategy
Despite the dramatic decline in oil prices, Oil Search remains committed to the pursuit of key strategies identified under the 2014 Strategic Review which includes:
• Sustaining and optimising the value of existing Oil Search assets through safe and reliable operations.
• Commercialising additional LNG trains with gas sourced from the NW Highlands and Gulf Hubs.
• Exploring for and appraising high value oil and gas accumulations in PNG.
• Maintaining Oil Search as a leading corporate citizen in PNG. Protecting value and enabling growth by mitigating risks and promoting a stable operating environment.
• Enhancing organisational capabilities to deliver our strategic commitments.
• Optimising capital and liquidity management to support investment and reward shareholders.
In addition to the Strategic Review initiatives, Oil Search commenced a comprehensive review of the company’s operations, work practices and processes in early 2015. The review analysed opportunities to reduce the company’s cost base to one more appropriate for the low oil price environment, to improve business efficiencies and to ensure the right people and processes are in place to deliver the company’s expansion plans.
The Business Optimisation Programme confirmed the need to focus on activities that support the expansion of the PNG LNG Project, including the development of a third train, the construction of Papua LNG and continued optimisation of the core oil business in PNG. It also identified the need for improved efficiency in some parts of the business and that investment in areas that are non-core to Oil Search, should be reduced. The work highlighted the need to continue to support a range of social programmes in PNG and enhance the development of Oil Search’s PNG national staff, especially in management and leadership positions.
Implementation of a number of changes to the company’s organisational structure and internal processes, to ensure that Oil Search can continue to deliver superior returns to its shareholders in a lower oil price environment, took place progressively over the second half of 2015. This regrettably included a number of redundancies from across all offices and operations, with the Brisbane office closed down at the end of the year. A number of people were relocated from field operations, Brisbane and Sydney to the Port Moresby Head Office in PNG. These changes have delivered a reduction in controllable operating and capital costs. It is also anticipated that the decline in production from the company’s mature oil fields will be partially mitigated through improved planning and reduced downtime.
Given the recent further sharp decline in oil prices, information gained through the 2015 Business Optimisation Programme is being used to prioritise further cost reduction opportunities across the business. Oil Search’s overall strategy, however, remains unchanged, with a strong focus on PNG, where the company has a major competitive advantage, and on its high-value growth projects.
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OIL SEARCH Annual Report 2015

DIRECTORS’ REPORT
Operating and financial review
3.2 Outlook
Key activities in 2016 are expected to include the following:
Continued delivery of gas from Oil Search’s operated fields to the PNG LNG Project and reliable operation of the Project’s liquids export system.
Progressing feasibility studies and commercial undertakings on the potential accelerated gas blowdown of the Kutubu/ Agogo and Moran Associated Gas fields for the PNG LNG Project.
Drilling of the P’nyang South 2 well and the Muruk 1 exploration well, and other pre-FEED activities needed to source and evaluate additional gas to support the expansion of the PNG LNG Project through production optimisation and debottlenecking and a potential third LNG train.
Completion of drilling and testing of the Antelope 6 appraisal well, an extended well test of the Antelope 5 well, assess and potentially drill an additional appraisal well, Antelope 7 to test possible resource upside to the west of the Antelope field as well progressing other pre-FEED activities on Papua LNG.
Completion of the certification by two third party experts of the Antelope resource.
Appraisal drilling in PRL 9 (Barikewa 3) and towards the end of the year in PPL 339 (Kalangar) with possible further appraisal activities in the Forelands/Gulf region to assess potential gas resource upside.
3.3 Material business risks
The international scope of the group’s operations, the nature of the oil and gas industry and external economic factors mean that a range of factors may impact results. Material business risks that could impact Oil Search’s results and performance are described below.
These risks are not the only risks that may affect the group. Additional risks and uncertainties not presently known to management or that management currently believe not to be material may also affect Oil Search’s business.
Financial and Liquidity risks
Pricing risk
Oil Search’s business is heavily dependent on prevailing market prices for its products, primarily oil and gas. Changes in the prices of these commodities will impact the group’s revenue and cash flows.
International oil and gas prices have fallen significantly in the past year and conditions are expected to remain challenging for the industry for the at least the next 12 months. There are a number of macroeconomic factors that influence oil pricing, over which Oil Search has no control.
Oil Search has executed long term sales and purchase agreements for the supply and sale of its LNG production, with pricing factors already established under these agreements.
The group’s financial risk management strategy to address commodity price risk is outlined in note 26 in the financial statements. The group’s Audit and Financial Risk Committee is responsible for reviewing the policies, processes, practices and reporting systems covering the group’s exposure to business and financial risks.
Future operating and capital cost requirements
Future operating and capital cost requirements may be impacted by multiple external and internal factors, many of which have been identified elsewhere through this section. Unexpected changes to future cost profiles could result in Oil Search’s cash requirements being over and above its available liquidity. To the extent that the group’s operating cash flows and debt facilities are insufficient to meet its requirements for ongoing operations and capital expenditure, Oil Search may need to seek additional funding, sell assets and reassess or defer capital programmes. If Oil Search is unable to obtain additional funding on acceptable terms in these circumstances, its financial condition and ability to continue operating may be affected.
The group’s financial risk management strategy to address liquidity risk is outlined in note 26 in the financial statements. The group’s Audit and Financial Risk Committee is responsible for reviewing the policies, processes, practices and reporting systems covering the group’s exposure to business and financial risks. The group also undertakes regular short, medium and long term forecasting to assess any implications on future liquidity and profitability.
Operational risks
Production risks
Oil and gas producing assets may be exposed to production decreases or stoppages, which may be the result of facility shut-downs, mechanical or technical failure, well, reservoir or other subsurface impediments, safety breaches and other unforeseeable events. A significant failure to maintain production could result in the group lowering production forecasts, loss of revenues and incurring additional costs to reinstate production to expected levels.
Safety and environmental risks
Oil and gas producing and exploration operations are also exposed to industry operational safety risks including fire, explosions, blow outs, pipe failures, as well as transport and occupational safety incidents. Major environmental risks include accidental spills or leakage of petroleum liquids, gas leaks, ruptures, or discharge of toxic gases. The occurrence of any of these risks could result in substantial losses to the group due to injury or loss of life; damage to or destruction of property, natural resources, or equipment; pollution or other environmental damage; cleanup responsibilities; regulatory investigation and penalties or suspension of operations. Damages occurring to third parties as a result of such risks may also give rise to claims against the group.
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Operating and financial review
These risks are largely internally focused but there is also a heightened threat from cyber security actors, increasing operational and information security risks.
The group manages operational risk through a variety of means including; strict adherence to its operating standards, procedures and policies; staff competency development and training programs and through the effective use of a group-wide risk management system. In addition, the group has insurance programmes in place that are consistent with good industry practice.
Reserves and resource risks
Reserves decline and replacement
Oil Search, like any oil and gas company, is subject to reserves declining and impacting organisational value. Oil Search aims to replace and grow its reserve and resource base via exploration and commercial activities. The longer term health of the business will depend on the quality and size of its current portfolio and the investment decisions it makes over many years.
Oil and gas exploration is a speculative endeavor and each prospect/investment carries a degree of risk associated with the discovery of hydrocarbons in commercial quantities. The value of exploration and development assets can be affected by a number of different factors including, amongst other things, macro-economic and socio-political conditions, changes to reserves estimates, the composition of oil and gas reserves, unforeseen project difficulties and other operational issues. Similarly, the economic value of the organisation’s individual producing assets declines as oil and gas is produced. Oil Search’s future production profitability is subject to both subsurface and commodity price uncertainties but is also highly dependent on how Oil Search manages and maximizes the value of the production business over this period.
The group’s Board of Directors and Investment Review Board oversee all significant investment decisions, each of which are subject to economic and risk analysis and assurance activities at specific gates, in line with the organisation’s management system. Further, the group also includes significant exploration, drilling and development teams who continually monitor the organisation’s prospects inventory and exploration plan, and lead activities to identify and develop the group’s resources. For our producing assets, the group has a developing Life of Asset planning process which guides the long term management of operated producing assets.
Reserves and resource estimates
Underground oil and gas reserve and resource estimates are expressions of judgment based on knowledge, experience and industry practice. Estimates which are valid at a certain point in time may alter significantly or become uncertain when new oil and gas reservoir information becomes available through additional drilling or reservoir engineering over the life of the field. As reserve and resource estimates change, development and production plans may be altered in a way that may affect the group’s operations and/or financial results.
Additionally, oil and gas reserves and resources assume that the group continues to be entitled to production licences over the fields and that the fields would be produced until the economic limit of production is reached. If any production licences for fields are not renewed or are cancelled, estimated oil and gas reserves and resources may be materially impacted.
The group employs the appropriate internal expertise to estimate reserves and resources and to prepare the Annual Reserves Statement in compliance with the ASX listing rules. In addition, proven (1P) and proven and probable (2P) oil field reserves are periodically certified by independent auditors.
External and Stakeholder
Legislative and regulatory risk
Oil Search operates across a number of international jurisdictions and therefore the business is subject to various national and local laws and regulations in those jurisdictions. Changes in government policy, the fiscal regime, regulatory regime or the legislative framework could impact the group’s business, results from operations or financial condition and performance.
The possible extent of such changes that may affect the group’s business activities cannot be predicted with any certainty. The effects of any such actions may result in, amongst other things, increased costs, whether in the nature of capital or operating expenses, taxes (direct and indirect) or through delays or the prevention of the group to be able to execute certain activities.
Companies in the oil and gas industry may be subject to pay direct and indirect taxes, royalties and other imposts in addition to normal company taxes. The group’s profitability may be affected by changes in government taxation and royalty policies or in the interpretation or application of such policies.
In addition to changes in existing tax laws, risk is also embedded in the interpretation or application of existing tax laws, especially where specific guidance is unavailable or has not been tested in the tax jurisdiction.
Political, community and other stakeholders
The developing countries in which Oil Search operates expose the organisation to different degrees of political and commercial risk. The profitability of our operating assets may be adversely impacted by political instability, land ownership disputes and community issues as well as war, civil unrest and terrorism. Oil Search’s ability to acquire, retain and gain full value from licences may also be affected by a number of political and social issues such as differing political agendas and decision making, environmental and social policy and the impact of bribery and corruption. Further, the media, NGOs and other activists may play an increasing role at local, national and international levels influencing political policy and community actions or otherwise impacting the organisation’s reputation. Delays in government led infrastructure development can also impact the commercial outcome of projects.
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Operating and financial review
Oil Search operates under its Stakeholder Engagement standards and policies which require transparent, open, pro-active communication and cooperation between company and government at all levels. Oil Search operates dedicated teams to manage government relations, which amongst other things, are targeted towards minimising risk that could arise out of potential fiscal, tax, resource investment, infrastructure access or regulatory and legal changes. Oil Search has in place a comprehensive corruption prevention framework.
Oil Search also strives to minimise any negative impact of the group’s operations on local society, culture and environment while contributing to local community and economic development and leaving a positive legacy. The group spends considerable time, effort and expense in working with government and communities led by a dedicated Stakeholder Engagement team. The Health, Safety and Sustainability Committee oversees the strategies and processes adopted by management and monitors the group’s performance in these areas.
Joint venture risk
Oil Search derives significant revenues and growth through joint venture arrangements. The use of joint ventures is common in the oil and gas industry and usually exists through all stages of the oil and gas lifecycle. Joint venture arrangements, amongst other things, can serve to mitigate the risk associated with exploration activities and capital intensive development phases. However, failure to establish alignment between joint venture participants, poor performance of joint venture operators or the failure of joint venture partners to meet their commitments and share of costs and liabilities could have a material impact on the group’s business.
The group manages joint venture risk through careful joint venture partner selection (when applicable), stakeholder engagement and relationship management. Commercial and legal agreements are also in place across all joint associations which bind the joint venture participants to certain responsibilities and obligations.
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DIRECTORS’ REPORT
Remuneration Report
This report has been prepared in accordance with section 300A of the Australian Corporations Act 2001 and summarises the arrangements in place for the remuneration of directors, Key Management Personnel and other employees of Oil Search for the period from 1 January 2015 to 31 December 2015. Although it is not a requirement for PNG companies, Oil Search has voluntarily complied with section 300A of the Australian Corporations Act 2001 to ensure it meets current best practice remuneration reporting for ASX listed companies.
1. REMUNERATION POLICY
The objectives of the Oil Search remuneration policy are to:
Attract and retain the talent necessary to create value for shareholders;
Reward Key Management Personnel and other employees fairly and responsibly, having regard to the performance of Oil Search, the competitive environment and the individual performance of each employee; and
Comply with all relevant legal and regulatory provisions.
Oil Search’s approach to remuneration is based upon “Reward for Performance”, and remuneration is differentiated based on various measures of corporate, team, and individual performance.
Remuneration for non-executive directors was established using data from external independent consultants which is updated from time to time and takes into account:
The level of fees paid to non-executive directors of other ASX listed corporations of a similar size and complexity to Oil Search;
The growing international scale of Oil Search activities;
Responsibilities of non-executive directors; and
Work requirements of Board members.
2. SHARE TRADING POLICY
Oil Search has a share trading policy in place for all employees, including Key Management Personnel and directors, which is available on the Oil Search website in the Corporate Governance Section. Under this policy there are three groups of employees:
Restricted Employees – Executive General Managers and their direct reports, General Managers and their direct reports and other employees notified by the Group Secretary that they are a restricted employee;
Prescribed Employees – particular employees, contractors or a member of a class of employees or contractors that are notified by the Group Secretary that they are prescribed employees due to the nature of work they are undertaking; and
All Other Employees – any employee or contractor who is not classified as a Restricted or Prescribed Employee. Under the Oil Search Share Trading Policy, non-executive directors are classified as restricted employees.
There are two specific periods defined in the share trading policy:
Closed Period – the period from 1 January to 12 noon on the day after the release of the full year results and the period from 1 July to 12 noon the day after the release of the half year results:
Trading Window – the period of four weeks commencing at 12 noon the day after:
– The release of the half year results;
– The release of the full year results; and
– The Oil Search Annual Meeting.
The Board may also approve trading windows at other times of the year.
The following table details the times at which employees can trade in Oil Search shares:
Table 1 – Trading permitted under the Oil Search Share Trading Policy
CLOSED PERIOD
TRADING WINDOW
ALL OTHER TIMES
Restricted Employees
Not permitted to trade
May trade, but Directors and Executive Management must first notify the Group Secretary
Must receive pre-approval to trade
Prescribed Employees
Not permitted to trade
Not permitted to trade
Not permitted to trade
All Other Employees
Not permitted to trade
May trade
May trade
Regardless of the trading times specified in the above table, employees are not permitted to trade at any time if they are in receipt of inside information. Employees are also prohibited from hedging or acquiring options over unvested securities, granted under employee share plans, at any time. Regular audits of share trading are conducted by the Group Secretary to ensure compliance.
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DIRECTORS’ REPORT
Remuneration Report
3. ROLE OF THE PEOPLE AND NOMINATIONS
COMMITTEE
The People and Nominations Committee (the Committee) of the Board, formerly called the Remuneration & Nominations Committee, provides advice and recommendations to the Board regarding people matters. The Committee’s responsibilities include:
• Review of the ongoing appropriateness, coherence, and competitiveness of remuneration policies and practices, and recommendation of changes to the Board as appropriate;
• Oversight of the implementation of remuneration, retention, talent management and termination policies;
• Oversight of the key processes employed to identify and develop talent across the Group;
• Recommendation to the Board on the specific remuneration of executive directors, Key Management Personnel and any other direct reports to the Managing Director;
• Recommendation to the Board of budgets for annual remuneration awards for all other employees;
• Recommendation to the Board on performance measures underpinning all Incentive Plans;
• Board Performance Reviews;
• Proposal to the Board for appointment of new non-executive directors;
• Approval of terms and conditions and contracts for any new Key Management Personnel and other direct reports of the Managing Director.
The Committee must comprise at least three non-executive directors and the members of the Committee during the year were:
• Dr ZE Switkowski – independent non-executive (Chair from 12 May 2011)
• Mr KG Constantinou OBE – independent non-executive (from 16 April 2002)
• Mr KW Spence – independent non-executive (from 9 May 2012)
• Mr B Philemon – independent non-executive (from 5 November 2012)
At the Committee’s invitation, the Managing Director, Executive General Manager Human Resources, and Rewards Manager attend meetings in an advisory capacity and co-ordinate the work of external, independent advisors as requested. All executives are excluded from any discussions impacting their own remuneration. Under its Charter, the Committee must meet at least four times a year. The Committee formally met four times during the year and the Committee Members’ attendance records are disclosed in the Directors’ Report. A copy of the charter of the Committee is available on Oil Search’s website in the Corporate Governance section.
To ensure it remains up to date with market practice, the Committee engages independent external advisors from time to time. The table below summarises work undertaken by external consultants at the Committee’s request in 2015 and also notes additional work undertaken by the same consultants on behalf of management. Where a consultant was engaged by the Committee or the Board their findings were reported directly to the Committee or the Board.
Table 2 – External Consultants Engaged by the Committee in 2015
CONSULTANT
COMMITTEE AND BOARD ENGAGEMENTS
MANAGEMENT ENGAGEMENTS
Orient Capital
Ad hoc reporting in relation to Total Shareholder Return calculations.
Regular analysis of the Company’s shareholder registry.
The Committee did not commission any advice from external consultants during 2015 in relation to Executive Remuneration quantum or Board Remuneration quantum.
4. REMUNERATION STRUCTURE
Oil Search’s remuneration structure comprises four elements:
• Total Fixed Remuneration (TFR);
• Short-Term Incentive (STI);
• Long-Term Incentive (LTI); and
• Occasional Retention Awards of Restricted Shares for key/critical staff.
The mix of remuneration elements for individual employees is dependent on their level and role within Oil Search, with the proportion of “at risk” performance-related remuneration (STI and LTI elements) increasing with greater seniority.
Total Fixed Remuneration (TFR)
The target ranges for TFR payable for roles in the organisation, including those for Key Management Personnel are 80%
– 120% of competitive benchmarks. An independent external remuneration consultant is engaged by the Committee from time to time to provide competitive benchmark data for Key Management Personnel roles.
For other roles in the organisation, remuneration information is derived from annual remuneration surveys conducted by independent third parties.
An annual TFR review budget, agreed by the Board each year, is used to adjust TFRs paid to individuals to ensure that their fixed remuneration remains competitive for their specific skills, competence, and value to the Company. In recognition of the significant focus on costs, no Key Management Personnel received a TFR increase during 2015.
Short-Term Incentive (STI)
Each permanent employee has the opportunity to earn an annual STI which is based on a percentage of his or her TFR. The STI percentage increases with seniority to ensure a higher proportion of remuneration is “at risk” for our senior employees.
The size of the STI pool is directly related to corporate performance through a scorecard which includes a range of key measures that directly affect Shareholder Value and which are directly linked to the Oil Search Strategic Plan.
At the start of each year, the Board determines the hurdles and target levels of performance which form the STI scorecard.
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Remuneration Report
As noted in last year’s report, given the transformational nature of the successful commissioning of PNG LNG, a significant review of the Oil Search strategic plan occurred during 2014 following which both STI and LTI measures for 2015 onwards were reviewed to ensure continued alignment to the revised strategy and that the weightings remained appropriate.
Following the review, the STI scorecard was reweighted to reflect the increased importance of safe and reliable production post commissioning of PNG LNG and the focus on costs. For 2015, the STI scorecard comprised the following components:
• Operational components (55% of the scorecard):
• Safety (10%, comprising 6% Total Recordable Injury Frequency Rate and 4% High Potential Incident Rate)
• Production (20%, comprising 10% operated asset production and 10% non-operated asset production)
• Costs (20%)
• EBITDAX (5%)
• Business Growth components (45% of the scorecard):
• Discovery or acquisition of new 2C Gas Resources (15%)
• Discovery or acquisition of new 2C Oil Resources (15%)
• Strategic and growth initiatives (15%)
At the end of the year, the Board approves an overall STI pool based on the level of achievement against the hurdles that were determined at the start of the year.
The STI pool is then distributed to employees taking into account: The contribution of the employee’s division to the achievement of the organisational objectives; and The individual performance of the employee.
The target levels of performance set by the Board are challenging and if achieved deliver the payment of 50% of STI opportunity. While individual awards above ‘Opportunity’ are possible, the overall STI pool available to all employees is capped at 100% of the opportunity amount.
Performance during 2015
For 2015, performance for the scorecard measures was as follows:
MEASURE
PERFORMANCE DURING 2015
Safety
Total Recordable Injury Frequency rate
Much better than target
–
High Potential Incident Rate
Much better than target
Production
Much better than target
Costs
Much better than target
EBITDAX
Below target(1)
Discovery or acquisition of new 2C Gas Resources
Much better than target
Discovery or acquisition of new 2C Oil Resources
No achievement(2)
Strategic and growth initiatives
Close to target
Overall for the 2015 performance year, the Board determined a scorecard outcome of 91% of Opportunity. This amount was then reduced to 72.5% of Opportunity to reflect (1) an adjustment to the EBITDAX line item to recognise the statutory loss for 2015 and (2) the reassessment of results from the Taza appraisal drilling programme that indicated that a proportion of STI amounts paid in respect of the 2013 year related to Taza should be clawed back.
Table 3 – STI Awards to Employees
Over the period 2011 to 2015 STI, the STI pool as a percentage of STI Opportunity has been as follows:
• STI outcome as % of Opportunity
28.5%
106.8%
85.6%
100.0%
72.5%
11 12 13 14 15
Incentives – Executives
Performance Rights
For Key Management Personnel, and other key/critical managers and staff approved by the Board, the Long Term Incentive Plan (LTIP) is provided in the form of a grant of Performance Rights (PRs). Awards of PRs under the LTIP are rights to acquire ordinary shares in the Company for nil consideration, conditional on pre-determined corporate performance hurdles being met within defined time restrictions.
Vesting of the awards depends on Oil Search’s Total Shareholder Return (TSR) performance over a three-year period relative to two peer groups of companies. If the Performance Hurdles are satisfied awards automatically exercise on the vesting date and one Oil Search share is transferred in satisfaction of each vested Performance Right.
To determine the level of vesting of the awards, Oil Search’s TSR over the three year performance period is ranked against the TSR of each company in the two peer groups over the same period. For each peer group, if Oil Search’s TSR performance is:
• below median, that is the 50th percentile, no Performance Rights will vest;
• at the median, 25% of the Performance Rights granted will vest;
• greater than the median and less than the 75th percentile, the number of Performance Rights that will vest increases on a straight line basis from 25% to 50% of the total number of Performance Rights granted;
• at or above the 75th percentile, 50% of the Performance Rights granted will vest.
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*Remuneration Report*

For example, if Oil Search's TSR performance is at or above the 75th percentile TSR performance of both peer groups, 100% of the Performance Rights granted will vest.

For awards made since 2012 the two peer groups have been:

- The ASX50 (excluding property trusts and non-standard listings); and
- The constituents of the Standard & Poor's Global Energy Index. TSR outcomes for this international group are normalised against a US dollar base currency to provide consistency of measurement.

For awards made between 2007 and 2011, Oil Search's performance was measured against the following two peer groups:

- The first 150 companies included in the ASX 200 Index; and
- A selected group of similar sized international oil and gas exploration and production companies.[1]

The changes to the peer groups were made in recognition of the Company's increasing market capitalisation and, in the case of the international group, to remove the subjectivity of inclusion or exclusion of individual oil and gas companies (the larger peer group also reducing the impact of mergers and acquisitions within the group).

Awards of Performance Rights are aligned with growth in Shareholder Value, measured in terms of Total Shareholder Return relative to other peer companies.

The table below details the vesting of Performance Rights issued between 2011 and 2015:

**Table 4 – Details of Awards of Performance Rights**

| | 2011 | 2012 | 2013[3] | 2014 | 2015 |
|---|---|---|---|---|---|
| Measurement Period | 1 Jan 11 to 31 Dec 13 | 1 Jan 12 to 31 Dec 14 | 1 Jan 13 to 31 Dec 15 | 1 Jan 14 to 31 Dec 16 | **1 Jan 2015 to 31 Dec 17** |
| Total Rights Granted | 1,696,500 | 1,899,900 | 1,635,200 | 948,000 | **1,052,876** |
| Oil Search TSR (3 year – AUD)[1] | 27.4% | 34.7% | 6.1% | – | **–** |
| Percentile Rank (ASX peer group) | 59.3 | 41.1 | 30.8% | – | **–** |
| Vesting | 34.25% | 0% | 0% | May 2017 | **May 2018** |
| Oil Search TSR (3 year – USD)[2] | n/a | 14.0% | -26.4% | – | **–** |
| Percentile Rank (International Group) | 85.7 | 61.9 | 51.1 | – | **–** |
| Vesting | 50% | 36.9% | 26.1% | May 2017 | **May 2018** |
| Total Vesting | 84.25% | 36.9% | 26.1% | May 2017 | **May 2018** |

(1) TSR is calculated by an independent external consultant and is based on share price changes and dividends paid on the shares over the measurement period. In calculating the TSR it is assumed dividends are reinvested to purchase additional shares of the Company at the closing price applicable on the ex dividend date.

(2) For awards made from 2012 onwards, TSR outcomes for the international group are measured in a common US dollar base currency to provide consistency of measurement.

(3) While the 2013 Performance Rights will not vest until May 2016, Oil Search relative TSR for the period 1 January 2013 to 31 December 2015 is available.

### Deferred STI

The 50% deferred portion of an executive's STI (see section 5 opposite) is awarded as Restricted Shares under the LTIP. Any dividends payable on Restricted Shares issued as the deferred component of an executive's STI award are paid to the executive.

### Long Term Incentives – General Employee Share Plan

Provided that they have demonstrated an acceptable level of personal performance, each permanent employee has the opportunity to participate in the Oil Search Long Term Incentive Plan.

### Share Appreciation Rights

For awards made in 2010 to 2013, participation in the general employee share plan was through awards of Share Appreciation Rights (SARs). SARs operate in much the same way as Share Options, with an employee only receiving a benefit if the Oil Search share price increases over the vesting period. At the end of the vesting period the share appreciation is calculated and then that value is provided to the individual in Oil Search shares.

SARs are automatically exercised on vesting, which is dependent on the Oil Search share price increasing over the 3 year vesting period. Accordingly, if the share price does not increase above the Vesting Price, then the SARs will automatically lapse on the vesting date. As a result, the employee only benefits from a grant of SARs if the Oil Search share price increases over the three year vesting period, so this form of LTI is directly related to increasing Shareholder Value.

(1) The list of companies includes Anadarko Petroleum Corporation, AGL Energy Limited, AWE Limited, Cairn Energy, Canadian Natural Resources, Chesapeake Energy Corporation, Lundin Petroleum, Murphy Oil Corporation, Newfield Exploration, Nexen, Origin Energy, Premier Oil, Roc Oil, Santos, and Tullow Oil.

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*Remuneration Report*

### Share Rights

SARs were replaced with Share Rights (SRs) in 2014. SRs are rights to receive Oil Search shares at the end of the vesting period subject to continued employment at the vesting date. The number of SRs, and therefore the number of shares which will be delivered on the vesting date, is determined at the grant date. This is a simpler mechanism than the previous SARs; SRs provide a less leveraged and therefore less volatile outcome for participants making the awards easier to value, increasing the retention value.

**Table 5 – Details of Share Appreciation Rights and Share Rights awards**

| | 2011 | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|
| Award Type | SARs | SARs | SARs | SRs | **SRs** |
| Grant Date | 23 May 11 | 21 May 2012 | 20 May 2013 | 19 May 2014 | **18 May 2015** |
| Vesting Date | 16 May 14 | 15 May 15 | 13 May 16 | 19 May 2017 | **18 May 2018** |
| Total Award | 1,498,560 | 1,744,200 | 1,873,950 | 611,045 | **682,736** |
| Exercise/Vesting Price | $6.98 | $7.26 | $7.82 | $nil | **$nil** |

### Long Term Incentives – Retention

### Retention Awards of Restricted Shares

In order to assist the Company in retaining key executives and other employees, the Company may issue Restricted Shares. Restricted Shares issued only vest after the employee has completed a specified period of future service with the Company.

Restricted Shares are held on behalf of participants in trust, subject to disposal restrictions and forfeiture conditions, until released under the terms of the Plan.

Retention awards are only made where the Board determines that a significant retention risk exists.

The vesting of Restricted Shares is subject to continued employment only and as such no additional performance conditions apply. Unless the Board otherwise determines, unvested Restricted Shares will be forfeited when a participant ceases employment before the vesting date.

Restricted Shares held in trust (whether vested or not) will be forfeited by participants who are considered by the Board to have acted fraudulently or dishonestly. Once a participant's Restricted Shares have vested, disposal restrictions and forfeiture conditions will cease and the Restricted Shares will be released from the trust.

Restricted Shares provided as retention awards do not attract voting rights or dividends.

### Long Term Incentive Plan Rules

Under the LTIP, all grants are automatically exercised on vesting. All unvested awards lapse on termination of employment unless the Board determines otherwise.

The Company may use newly issued or existing shares (for example, through purchase on market) to satisfy awards. Unvested PRs and SARs do not attract any right to dividends or voting rights.

For options and performance rights granted prior to 2010, the terms of the allocations provided for a 3 year vesting period followed by a 2 year exercise period. From 2010, all awards that satisfy their respective vesting conditions at the end of the 3 years vesting period are automatically exercised.

## 5. REMUNERATION OF KEY MANAGEMENT PERSONNEL

Remuneration for Key Management Personnel is benchmarked against that of similar roles in a primary reference group of ASX companies of similar size to Oil Search in terms of Enterprise Value, Total Assets, Gross Revenue, and Net Profit after Tax. For certain roles remuneration may also be benchmarked at different management tiers of much larger entities to normalise for relative business size while reflecting the likely recruitment market for roles. A smaller and secondary reference group of international energy and mining companies is used to assess whether any particular positions for which incumbents may be sourced internationally warrant extra consideration.

### Total Fixed Remuneration (TFR)

TFR, which includes Company superannuation contributions and other remunerative benefits, is targeted within the range of the median and the 62.5 percentile of the reference group, depending on the international marketability and mobility of the executive concerned. Executives may choose to salary package items such as motor vehicles or superannuation contributions. However any costs arising from Fringe Benefits Tax (FBT) on salary package items are borne by the executive.

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Remuneration Report

### At Risk Remuneration & Relationship to Company Performance

As noted above in section 4, Oil Search executives are eligible to receive a STI and participate in a LTI program which is "at risk" remuneration, with any payment dependent on performance. The Board's objective is that the size of these incentives should reflect Oil Search's success in creating Shareholder Value, whilst also being competitively positioned against benchmarks based on the reference groups of companies mentioned above.

Accordingly, the size of the STI is directly related to corporate performance against a range of key measures that impact shareholder value, namely operational metrics (safety, production, costs, and development initiatives) and growth metrics (the discovery or acquisition of new hydrocarbon resources and achievement of tangible value adding milestones towards commercialisation of significant oil or gas volumes).

Similarly, the proportion of Performance Rights grants which vest is directly related to Oil Search's Total Shareholder Return relative to peer groups of companies.

### Short Term Incentive

Following a detailed review of senior executive and Managing Director remuneration arrangements against market, including quantum and mix, the STI quantum was adjusted for 2014 onwards such that it provides an incentive opportunity of 100% of TFR for senior executives and 180% of TFR for the Managing Director.

The target payout under the STI provides for a payment of 50% of the incentive opportunity. Half of the STI outcome is deferred in to Restricted Shares vesting two years after the end of the performance period to which the STI relates.

The following table summarises STI awards as a % of TFR for Senior Executives and the Managing Director for a range STI outcomes.

| | STI OUTCOME AS A % OF OPPORTUNITY | STI OUTCOME AS % OF TFR | |
|---|---|---|---|
| | | SENIOR EXECUTIVES | MANAGING DIRECTOR |
| Minimum | 0% | 0% | 0% |
| Target | 50% | 50% | 90% |
| 'Opportunity' | 100% | 100% | 180% |

Individual awards above 'Opportunity' are possible in exceptional circumstances with the maximum STI outcome possible being capped at 200% of TFR. The overall STI pool is capped at 200% of the target amount.

The STI is awarded in March each year for performance in the previous calendar year. The STI pool since 2011 has averaged 77.8% of opportunity.

At the end of the year the Board approves an overall STI pool for executives based on the level of achievement against the hurdles that were determined at the start of the year. This pool is distributed to individual senior executives based on their individual performance.

For all senior executives, 50% of their STI award is paid in cash and the other 50% is converted to Restricted Shares under the LTIP. The Restricted Shares are held in Trust on behalf of the employee and vest on 1 January two years after the end of the performance period to which the award relates, providing the executive remains employed with Oil Search. Any dividends payable on Restricted Shares issued as the deferred component of an executive's STI award are paid to the executive.

Since 2011, the Senior Executive STI has resulted in the following outcomes:

**Table 6 – Senior Executive STI outcomes as a % of TFR**

| | 2011 | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|
| Managing Director | 28.5% | 106.8% | 85.6% | 172.4% | **143.6%** |
| Senior Executives | 22.8% | 85.4% | 68.5% | 95.8% | **68.1%** |

Analysis of individual Senior Executive STIs is contained in Tables 10 and 11 below.

### Long Term Incentive (LTI) – Performance Rights

For 2015, the number of Performance Rights granted for the Managing Director and other senior executives was based on the following formula:

$$\frac{\text{X\% of TFR}}{\text{Oil Search Share Price}}$$

Where X is 90% for the Managing Director and 60% for other senior executives, and "Oil Search Share Price" is based on the Volume Weighted Average Price of Oil Search shares for the 5 trading days following the release of annual results in the year of award.

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The grants and vesting level of performance rights over the past five years for current Key Management Personnel is as follows:

### Table 7 – Allocation of Performance Rights to Key Management Personnel

| | 2011 | | 2012 | | 2013 | | 2014 | | 2015 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | NO. | VEST | NO. | VEST | NO. | VEST[1] | NO. | VEST | NO. | VEST |
| **Directors** | | | | | | | | | | |
| P Botten | 245,800 | 84.25% | 248,700 | 36.9% | 240,000 | 26.1% | 222,600 | 2017 | **236,000** | **2018** |
| G Aopi | 51,100 | 84.25% | 53,600 | 36.9% | 52,300 | 26.1% | 48,500 | 2017 | **51,400** | **2018** |
| **Executives** | | | | | | | | | | |
| P Cholakos | 55,200 | 84.25% | 55,900 | 36.9% | 53,900 | 26.1% | 50,000 | 2017 | **53,009** | **2018** |
| G Darnley-Stuart | 25,700 | 84.25% | 26,100 | 36.9% | 53,200 | 26.1% | 49,400 | 2017 | **52,331** | **2018** |
| S Gardiner | 44,200 | 84.25% | 44,700 | 36.9% | 52,300 | 26.1% | 49,700 | 2017 | **52,697** | **2018** |
| J Fowles | – | – | 55,300 | 36.9% | 54,900 | 26.1% | 51,000 | 2017 | **54,025** | **2018** |
| M Herrett | – | – | – | – | 45,200 | 26.1% | 42,500 | 2017 | **45,081** | **2018** |
| I Munro | – | – | – | – | 18,700 | 26.1% | 49,400 | 2017 | **52,331** | **2018** |
| K Wulff | – | – | – | – | – | – | – | – | **55,638** | **2018** |
| **Former Executives** | | | | | | | | | | |
| M Kay | – | – | – | – | 22,668 | 26.1% | 49,400 | 2017 | **52,331** | **2018** |

(1) The vesting date of the 2013 Performance Rights is 13 May 2016. Oil Search's TSR for the period 1 January 2013 to 31 December 2015 will result in 26.1% vesting.

## Corporate Financial Performance

Table 8 illustrates Oil Search's financial performance over the past five years, which may be compared with the levels of STI and LTI awards granted to Key Management Personnel and detailed above.

### Table 8 – Oil Search's Five Year Performance

| YEAR ENDED 31 DECEMBER | 2011 | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|
| Net profit/(loss) after tax (US$m) | 202.5 | 175.8 | 205.7 | 353.2 | **(39.4)** |
| Diluted Earnings per share (US cents) | 15.3 | 13.2 | 15.3 | 23.8 | **(2.59)** |
| Dividends per share (US cents) | 4.0 | 4.0 | 4.0 | 14.0[1] | **10.0** |
| Shares Closing price (A$[2] | $6.25 | $7.01 | $8.11 | $7.89 | **$6.70** |
| Oil Search Three Year TSR[3] | 44% | 23% | 27.4% | 34.7% | **6.1%** |

(1) Comprising an ordinary dividend of 8 US cents per share, a special dividend of 4 US cents per share and an interim dividend of 2 US cents per share.

(2) The closing price of Oil Search shares is taken on the last day of the financial year. The closing share price at the start of the 5 year period (31 December 2010) was $7.04.

(3) The TSR has been calculated by an independent external consultant and is based on share price increases and dividends paid on the shares over the three year period up to and including 31 December of the year they are reported against.

OIL SEARCH *Annual Report 2015*
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6. REMUNERATION DETAILS FOR KEY
MANAGEMENT PERSONNEL
For this section of the report, Key Management Personnel excludes non-executive directors, whose remuneration is disclosed in Section 10. The Key Management Personnel for the purposes of this section are the following employees:
Mr Peter Botten CBE – Managing Director
Incumbent for the full year
As the Managing Director, Peter has the overall responsibility for effectively managing Oil Search and achieving the corporate objectives. He is also responsible for ensuring that strategies agreed with the Board are implemented.
Mr Gerea Aopi CBE – Executive General Manager Stakeholder Engagement
Incumbent for the full year
Gerea plays a major role in managing relationships with the PNG Government and other joint venture partners. He is also charged with strategy development and enactment of our community affairs within the Company. Gerea plays an important role in the interface between the Company and major shareholders in PNG. In addition, Gerea has responsibility of leading the company’s broad sustainability strategies and social programs within PNG.
Mr Paul Cholakos – Executive General Manager Technical Services
Incumbent for the full year
Paul was appointed to the role of EGM Technical Services in February 2015. In his current position, Paul oversees the delivery of HSES, risk, drilling, engineering and ICT functions that underpin the Company’s operations. In his previous role as EGM PNG Operations, Paul played a major role in the Company’s transition to a major LNG exporter through its contributions to the world-class PNG LNG Project.
Mr Glenn Darnley-Stuart – Executive General Manager
– Project Development
Incumbent for the full year
Glenn was appointed to the role of EGM Project Development in February 2013. He has responsibility for the delivery and management of Oil Search projects, with a specific focus on those associated with the PNG LNG Project. He is also responsible for the management of the corporate project function.
Glenn previously spent five years as General Manager PNG Operations and was seconded to ExxonMobil as a Project Manager on the PNG LNG Project.
Dr Julian Fowles – Executive General Manager PNG Business Unit
Incumbent for the full year
Julian was appointed to the role of EGM PNG Business Unit in February 2015. In his current role, Julian’s responsibilities include the management of Oil Search’s PNG assets and production, engagement with key stakeholders and addressing in-country issues. Julian previously held the position of Executive General Manager Exploration.
Mr Stephen Gardiner – Chief Financial Officer
& Group Secretary
Incumbent for the full year
Stephen’s role is to manage the corporate finance, treasury, tax and audit functions for the company as well as all Group Secretarial matters. He is also responsible for the corporate sustainability function and delivering an appropriate financial control and reporting framework. Stephen was formally appointed to this position on 14 November 2012, having acted in the role since 2 July 2012. Prior to this, Stephen’s role was EGM Sustainability, Corporate Services & Group Secretary.
Mr Michael Herrett – Executive General Manager Human Resources – Health & Administration
Incumbent for the full year
Michael is responsible for establishing and aligning people management strategies, processes and systems to ensure that Oil Search attracts, develops, retains and rewards the right people with the right skills to achieve the strategic objectives of the organisation. Michael also has overall responsibility for Company’s enterprise management system and the Health
& Administration function within the Company.
Mr Ian Munro – Executive General Manager
– Gas Business Development
Incumbent for the full year
Ian has responsibility for directing and managing Oil Search’s gas business development strategy, including managing OSL’s gas interests and assets, from a commercial and operational perspective. This includes but is not limited to OSL’s LNG interests in PNG. Ian is accountable for stewardship of Oil Search’s investment in the PNG LNG Project and the identification, promotion and Joint Venture management of growth and expansion opportunities for LNG in PNG.
Dr Keiran Wulff – Executive General Manager
– Exploration and New Ventures
Incumbent from 19 January 2015
Keiran has responsibility for Oil Search’s exploration programs to grow Shareholder value through exposure to quality exploration projects on a risked basis. Keiran leads teams in the technical and commercial evaluation of new ventures and business development opportunities.
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**Former Executives**
**(Executives during the 2015 calendar year who are not Key Management Personnel at the date of this report)**

**Mr Philip Caldwell – Executive General Manager Enterprise Systems Development**
*Retired 31 May 2015*

Prior to his departure, Philip was responsible for Oil Search's business systems and processes including Information and Communications Technology.

**Mr Matthew Kay – Executive General Manager – Strategy & Commercial**
*Incumbent from 6 January 2014, resigned 11 January 2016*

Matthew had responsibility for leading all commercial aspects of the business, establishing cross business Commercial guidelines, processes and overseeing all commercial capability within the organisation. He co-ordinated the development of Corporate Strategy and had responsibility for the execution of mergers, divestments & acquisitions. Matthew resigned his employment on 11 January 2016.

The remuneration philosophy outlined above is applied consistently to the Company's Key management personnel. The following table shows the remuneration breakdown for current Key Management Personnel.

**Table 9 – 2015 Key Management Personnel Remuneration Mix**

The remuneration mix and quantum for the Managing Director and Executive General Managers is aligned with the Company's targeted market positioning.


At Risk Remuneration (64%)
32%
16%
16%
Fixed Remuneration (36%)
36%
At Risk Remuneration (52%)
29%
12%
12%
Fixed Remuneration (48%)
48%
MANAGING DIRECTOR
EXECUTIVE GENERAL MANAGERS
TFR
STI Cash
STI Deferred
LTI Face Value

The pay mix outlined above is determined by the application of the Oil Search Remuneration Strategy, assuming STI awards at 100% of target and LTI awards at 100% of their 'face value' (i.e., not discounted to take account of the performance conditions nor dividends forgone over the vesting period). Percentages shown in the later section on Executive Remuneration reflect actual incentives paid as a percentage of TFR, which includes movements in leave balances, non-monetary benefits and share based payments calculated in accordance with IFRS 2 Share Based Payment.

The following table is in US Dollars. For all remuneration reporting stated in US Dollars, the following exchange rates have been used:

| EXCHANGE RATE | 2014 | 2015 |
|---|---|---|
| AUD/USD | 0.9028 | **0.7530** |
| PGK/USD | 0.3994 | **0.3618** |

**OIL SEARCH** *Annual Report 2015*
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**Table 10 – Key Management Personnel Remuneration (US$)**

| | | SHORT TERM | | | POST EMPLOYMENT | LONG TERM | EQUITY[6] | | OTHER | |
|---|---|---|---|---|---|---|---|---|---|---|
| | YEAR | SALARIES FEES AND ALLOWANCES[1] | NON-MONETARY BENEFITS[2] | SHORT TERM INCENTIVE[3] | COMPANY CONTRIBUTION TO SUPER[4] | LONG SERVICE LEAVE ACCRUAL[5] | PERFORM. RIGHTS | RESTRICTED SHARES | SIGN ON/ TERMINATION BENEFITS | TOTAL |
| **Directors** | | | | | | | | | | |
| P Botten | **2015** | **1,693,030** | **72,670** | **1,154,424** | **14,341** | **26,806** | **830,408** | **895,438** | **–** | **4,687,117** |
| Managing Director | 2014 | 2,036,505 | 9,464 | 1,662,634 | 16,502 | 107,653 | 1,057,235 | 842,218 | – | 5,732,211 |
| G Aopi | **2015** | **389,219** | **171,327** | **190,487** | **39,075** | **13,010** | **180,683** | **192,942** | **–** | **1,176,743** |
| EGM Stakeholder Engagement | 2014 | 394,414 | 222,434 | 291,221 | 68,774 | 23,922 | 228,343 | 264,783 | – | 1,493,891 |
| **Executives** | | | | | | | | | | |
| P Cholakos | **2015** | **548,436** | **159,150** | **196,477** | **14,341** | **51,176** | **190,615** | **202,492** | **–** | **1,362,687** |
| EGM Technical Services | 2014 | 632,950 | 12,434 | 312,647 | 16,502 | – | 242,405 | 353,965 | – | 1,570,903 |
| G Damley-Stuart | **2015** | **532,174** | **–** | **193,968** | **25,486** | **8,905** | **175,946** | **196,136** | **–** | **1,132,615** |
| EGM Project Development | 2014 | 673,110 | 54,853 | 296,541 | 16,502 | 26,411 | 185,265 | 82,474 | – | 1,335,156 |
| J Fowles | **2015** | **945,780** | **50,282** | **200,243** | **1,179** | **–** | **193,577** | **292,807** | **–** | **1,683,868** |
| EGM PNG Business Unit | 2014 | 662,039 | – | 306,135 | 16,502 | – | 216,847 | 187,870 | – | 1,389,393 |
| S Gardiner | **2015** | **540,964** | **–** | **197,612** | **14,341** | **8,975** | **183,184** | **202,196** | **–** | **1,147,272** |
| Chief Financial Officer & Group Secretary | 2014 | 619,330 | – | 323,005 | 16,502 | 17,678 | 218,753 | 216,136 | – | 1,411,404 |
| M Herrett | **2015** | **449,784** | **–** | **174,009** | **27,088** | **–** | **151,248** | **170,693** | **–** | **972,822** |
| EGM Human Resources, Health & Administration | 2014 | 561,609 | – | 265,891 | 16,502 | – | 124,315 | 110,445 | – | 1,078,762 |
| I Munro | **2015** | **508,890** | **–** | **194,235** | **24,095** | **–** | **118,834** | **329,462** | **–** | **1,175,516** |
| EGM Gas Business Development | 2014 | 655,473 | – | 320,765 | 16,502 | – | 81,547 | 64,728 | – | 1,139,015 |
| K Wulff | **2015** | **554,979** | **34,704** | **218,881** | **14,341** | **–** | **26,217** | **–** | **–** | **849,122** |
| EGM Exploration & New Ventures | 2014 | – | – | – | – | – | – | – | – | – |
| **Former Executives** | | | | | | | | | | |
| P Caldwell | **2015** | **178,279** | **–** | **–** | **15,306** | **–** | **106,749** | **369,503** | **–** | **669,837** |
| EGM Enterprise Systems | 2013 | 588,877 | – | 332,187 | 16,502 | – | 257,476 | 236,410 | – | 1,431,452 |
| M Kay | **2015** | **538,724** | **–** | **133,770** | **25,170** | **–** | **124,136** | **146,508** | **–** | **968,308** |
| EGM Strategy & Commercial | 2014 | 641,632 | – | 302,135 | 16,502 | – | 87,904 | 157,032 | – | 1,205,205 |

(1) Includes salaries, allowances, expatriate allowances and movements in annual leave accruals.

(2) Includes the grossed up FBT value of benefits subject to FBT provided to an employee in the year that the FBT is payable.

(3) STI is based on the year that the performance period relates to, regardless of when paid and excludes the 50% which is deferred into Oil Search Shares under the Restricted Share Plan, which is captured in the Restricted Shares data in the Equity section.

(4) Superannuation is the contributions made to an approved superannuation fund.

(5) Long service leave accrual is based on the relevant legislation.

(6) Equity is the expensed value of all Performance Rights or Restricted Shares.

Details of the vesting profile of the Short Term Incentives awarded as remuneration to each Director of Oil Search and the Key Management Personnel are detailed in Table 11. Percentages of STI are based on assuming STI awards at 100% of opportunity.

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Table 11 – Analysis of STI Included in Remuneration

| | INCLUDED IN REMUNERATION (US$)[1] | % OF STI OPPORTUNITY | CASH | DEFERRED |
|---|---|---|---|---|
| **Directors** | | | | |
| P Botten | 2,308,848 | 79.75% | 1,154,424 | 1,154,424 |
| G Aopi | 380,974 | 72.50% | 190,487 | 190,487 |
| **Executives** | | | | |
| P Cholakos | 392,954 | 72.50% | 196,477 | 196,477 |
| G Darnley Stuart | 387,936 | 72.50% | 193,968 | 193,968 |
| J Fowles | 400,486 | 72.50% | 200,243 | 200,243 |
| S Gardiner | 395,224 | 73.35% | 197,612 | 197,612 |
| M Herrett | 348,018 | 75.50% | 174,009 | 174,009 |
| I Munro | 388,470 | 72.60% | 194,235 | 194,235 |
| K Wulff | 437,762 | 76.95% | 218,881 | 218,881 |
| **Former Executives** | | | | |
| M Kay[2] | 133,770 | 25.00% | 133,770 | – |

(1) The value includes 50% of the STI award paid as cash (as reported in Table 10) as well as the 50% to be deferred via the allocation of Restricted Shares that will vest on 1 January 2018.

(2) M Kay forfeited any entitlement to his deferred STI upon his resignation.

## 7. KEY TERMS OF EMPLOYMENT CONTRACTS FOR KEY MANAGEMENT PERSONNEL

Table 12 identifies the contractual provisions for current Key Management Personnel. All employees at Oil Search have no contractual entitlement to future increases in remuneration or entitlement to receive any incentives, whether Short Term or Long Term.

Remuneration for all employees is reviewed via an annual process across the organisation. Remuneration for the Managing Director and the Key Management Personnel is reviewed by the People and Nominations Committee, which then recommends to the Board:

- Budgets for TFR increases for the coming year;
- STI payments for the previous year;
- STI targets for the coming year; and
- LTI participation in the coming year.

For all other employees, the Managing Director approves recommendations from senior managers across the organisation, within budgets approved by the Board.

Table 12 – Contractual Provisions for Specified Executives

| | EMPLOYING COMPANY | CONTRACT DURATION | NOTICE PERIOD COMPANY | NOTICE PERIOD EMPLOYEE | TERMINATION PROVISION |
|---|---|---|---|---|---|
| P Botten | POSL | Ongoing | 6 months | 6 months | 18 months Total Fixed Reward |
| G Aopi | OSPNG | Ongoing | 1 month | 1 month | 4 weeks per year of service (minimum 8, maximum 52) |
| Other EGMs | POSL | Ongoing | 6 months | 6 months | 4 weeks per year of service (minimum 8, maximum 52) |

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## 8. EQUITY INSTRUMENTS

All Rights in the following tables refer to Performance Rights or Restricted Shares issued in accordance with the Performance Rights Plan or Long Term Incentive Plan. The structure of the Rights is detailed in section 4 on Remuneration Structure.

Rights over Equity Instruments Granted as Remuneration

Details of Performance Rights over ordinary shares in the Company that were granted as remuneration to each key manager during the reporting period and details of Performance Rights that vested during the reporting period are as follows:

**Table 13 – Details of Performance Rights Granted**

| | NUMBER OF RIGHTS GRANTED DURING 2015 | GRANT DATE | FAIR VALUE PER RIGHT (A$) | EXERCISE PRICE PER RIGHT (A$) | EXPIRY DATE |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| P Botten | 236,000 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| G Aopi | 51,400 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| **Executives** | | | | | |
| P Cholakos | 53,009 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| G Darnley-Stuart | 52,331 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| J Fowles | 54,025 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| S Gardiner | 52,697 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| M Herrett | 45,081 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| I Munro | 52,331 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| K Wulff | 55,638 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |
| **Former Executives** | | | | | |
| M Kay | 52,331 | 18 May 2015 | $2.995 | $0.00 | 18 May 2018 |

All Performance Rights expire on the earlier of their expiry date or termination of the individual's employment unless the Board determines otherwise. Performance Rights automatically exercise on the vesting dates detailed in the tables above conditional on Oil Search achieving certain performance hurdles. Details of the performance criteria are included in the section on Long Term Incentives above. For Performance Rights granted in 2015 the earliest exercise date is 18 May 2018.

The deferred component of the 2014 STI was allocated as Restricted Shares under the Long Term Incentive Plan outlined above for certain Key Management Personnel in 2015. The number of Restricted Shares granted during the reporting period is as follows:

**Table 14a – Details of Deferred STI granted as Restricted Shares**

| | NUMBER GRANTED DURING 2015 | GRANT DATE | FAIR VALUE (A$) | EXERCISE PRICE (A$) | VESTING DATE |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| P Botten[1] | 226,043 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| G Aopi[1] | 39,593 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| **Executives** | | | | | |
| P Cholakos | 42,506 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| G Darnley-Stuart | 40,316 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| J Fowles | 41,621 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| S Gardiner | 43,914 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| M Herrett | 36,149 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| I Munro | 43,610 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |
| **Former Executives** | | | | | |
| P Caldwell[2] | 45,162 | 18 May 2015 | $7.33 | $0.00 | 31 May 2015 |
| M Kay | 41,077 | 18 May 2015 | $7.33 | $0.00 | 1 January 2017 |

(1) The allocations for P Botten and G Aopi were approved at the 2015 Annual Meeting.

(2) The Restricted Shares allocated to P Caldwell vested on the date of his retirement from Oil Search.

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Table 14b – Details of other awards of Restricted Shares

| | NUMBER GRANTED DURING 2015 | GRANT DATE | FAIR VALUE (A$) | EXERCISE PRICE (A$) | VESTING DATE |
|---|---|---|---|---|---|
| J Fowles[1] | **50,000** | 2 March 2015 | $8.12 | $0.00 | 31 December 2017 |

(1) J Fowles received the above following his commencement in the role of EGM PNG Business Unit.

### Modification of Terms of Equity Settled Share based Payment Transactions

No terms related to equity-settled share based payment transactions (including Performance Rights and Restricted Shares granted as compensation to Key Management Personnel) have been altered or modified by the issuing entity during the reporting period or the prior period, with the exception of the early vesting of certain allocations for terminating employees.

### Exercise of Rights Granted as Remuneration

During the reporting period, the following shares were issued on the exercise of Performance Rights previously granted as remuneration:

Table 15 – Details of the Exercise of Performance Rights

| EXERCISED IN 2015 | NUMBER OF RIGHTS EXERCISED | AMOUNT PAID PER SHARE (A$) |
|---|---|---|
| **Directors** | | |
| P Botten | **91,770** | **$0.00** |
| G Aopi | **19,778** | **$0.00** |
| **Executives** | | |
| P Cholakos | **20,627** | **$0.00** |
| G Darnley-Stuart | **9,631** | **$0.00** |
| J Fowles | **20,406** | **$0.00** |
| S Gardiner | **16,494** | **$0.00** |
| **Former Executives** | | |
| P Caldwell | **21,882** | **$0.00** |

| EXERCISED IN 2014 | NUMBER OF RIGHTS EXERCISED | AMOUNT PAID PER SHARE (A$) |
|---|---|---|
| **Directors** | | |
| P Botten | 207,087 | $0.00 |
| G Aopi | 75,988 | $0.00 |
| **Executives** | | |
| P Cholakos | 46,506 | $0.00 |
| G Darnley-Stuart | 21,652 | $0.00 |
| S Gardiner | 62,299 | $0.00 |
| **Former executives** | | |
| P Caldwell | 49,455 | $0.00 |

OIL SEARCH *Annual Report 2015*
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*Remuneration Report*

**Analysis of Performance Rights and Restricted Shares Over Equity Instruments Granted as Remuneration**

Details of vesting profiles and movements of Performance Rights and Restricted Shares granted as remuneration to Key Management Personnel are set out in Table 16 and Table 17 below.

**Table 16 – Details of Vesting Profile and movements of Performance Rights**

| | | | MOVEMENTS DURING THE YEAR | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | GRANT DATE | BALANCE AT 1 JAN 2015 | RIGHTS GRANTED | RIGHTS EXERCISED | RIGHTS LAPSED | BALANCE AT 31 DEC 2015 | % VESTED IN THE YEAR | % FORFEITED IN THE YEAR | FINANCIAL YEAR OF VESTING |
| **Directors** | | | | | | | | | |
| P Botten | 21/5/12 | 248,700 | – | (91,770) | (156,930) | – | 36.9% | 63.1% | 2015 |
| | 10/5/13 | 240,000 | – | – | – | 240,000 | | | 2016 |
| | 19/5/14 | 222,600 | – | – | – | 222,600 | | | 2017 |
| | 18/5/15 | – | 236,000 | – | – | 236,000 | | | 2018 |
| | **Total** | **711,300** | **236,000** | **(91,770)** | **(156,930)** | **698,600** | | | |
| G Aopi | 21/5/12 | 53,600 | – | (19,778) | (33,822) | – | 36.9% | 61.1% | 2015 |
| | 10/5/13 | 52,300 | – | – | – | 52,300 | | | 2016 |
| | 19/5/14 | 48,500 | – | – | – | 48,500 | | | 2017 |
| | 18/5/15 | – | 51,400 | – | – | 51,400 | | | 2018 |
| | **Total** | **154,400** | **51,400** | **(19,778)** | **(33,822)** | **152,200** | | | |
| **Executives** | | | | | | | | | |
| P Cholakos | 21/5/12 | 55,900 | – | (20,627) | (35,273) | – | 36.9% | 61.1% | 2015 |
| | 24/5/13 | 53,900 | – | – | – | 53,900 | | | 2016 |
| | 19/5/14 | 50,000 | – | – | – | 50,000 | | | 2017 |
| | 18/5/15 | – | 53,009 | – | – | 53,009 | | | 2018 |
| | **Total** | **159,800** | **53,009** | **(20,627)** | **(35,273)** | **156,909** | | | |
| G Darnley-Stuart | 21/5/12 | 26,100 | – | (9,631) | (16,469) | – | 36.9% | 61.1% | 2015 |
| | 24/5/13 | 53,200 | – | – | – | 53,200 | | | 2016 |
| | 19/5/14 | 49,400 | – | – | – | 49,400 | | | 2017 |
| | 18/5/15 | – | 52,331 | – | – | 52,331 | | | 2018 |
| | **Total** | **128,700** | **52,331** | **(9,631)** | **(16,469)** | **154,931** | | | |
| J Fowles | 21/5/12 | 55,300 | – | (20,406) | (34,894) | – | 36.9% | 61.1% | 2015 |
| | 24/5/13 | 54,900 | – | – | – | 54,900 | | | 2016 |
| | 19/5/14 | 51,000 | – | – | – | 51,000 | | | 2017 |
| | 18/5/15 | – | 54,025 | – | – | 54,025 | | | 2018 |
| | **Total** | **161,200** | **54,025** | **(20,406)** | **(34,894)** | **159,925** | | | |
| S Gardiner | 21/5/12 | 44,700 | – | (16,494) | (28,206) | – | 36.9% | 61.1% | 2015 |
| | 24/5/13 | 52,300 | – | – | – | 52,300 | | | 2016 |
| | 19/5/14 | 49,700 | – | – | – | 49,700 | | | 2017 |
| | 18/5/15 | – | 52,697 | – | – | 52,697 | | | 2018 |
| | **Total** | **146,700** | **52,697** | **(16,494)** | **(28,206)** | **154,697** | | | |
| M Herrett | 24/5/13 | 45,200 | – | – | – | 45,200 | | | 2016 |
| | 19/5/14 | 42,500 | – | – | – | 42,500 | | | 2017 |
| | 18/5/15 | – | 45,081 | – | – | 45,081 | | | 2018 |
| | **Total** | **87,700** | **45,081** | **–** | **–** | **132,781** | | | |
| I Munro | 10/1/14 | 18,700 | – | – | – | 18,700 | | | 2016 |
| | 19/5/14 | 49,400 | – | – | – | 49,400 | | | 2017 |
| | 18/5/15 | – | 52,331 | – | – | 52,331 | | | 2018 |
| | **Total** | **68,100** | **52,331** | **–** | **–** | **120,431** | | | |
| K Wulff | 18/5/15 | – | 55,638 | – | – | 55,638 | | | 2018 |
| | **Total** | **–** | **55,638** | **–** | **–** | **55,638** | | | |
| **Former Executives** | | | | | | | | | |
| P Caldwell | 21/5/12 | 59,300 | – | (21,882) | (37,418) | – | 36.9% | 61.1% | 2015 |
| | 24/5/13 | 57,300 | – | – | (18,210) | 39,090[1] | | 31.8% | 2016 |
| | 19/5/14 | 53,100 | – | – | (34,842) | 18,258[1] | | 65.6% | 2017 |
| | **Total** | **169,700** | **–** | **(21,882)** | **(90,470)** | **57,348** | | | |
| M Kay | 10/1/14 | 22,668 | – | – | – | 22,668 | | | 2016 |
| | 19/5/14 | 49,400 | – | – | – | 49,400 | | | 2017 |
| | 18/5/15 | – | 52,331 | – | – | 52,331 | | | 2018 |
| | **Total** | **72,068** | **52,331** | **–** | **–** | **124,399** | | | |

(1) P Caldwell was afforded 'good leaver' treatment in relation to his unvested Performance Rights on his retirement from Oil Search. Under the 'good leaver' provisions, P Caldwell retains a pro-rata amount of unvested Performance Rights held by him at his retirement date calculated by reference to his time served as an employee during the respective vesting period as a proportion of the overall vesting period. The retained Performance Rights are subject to testing along with those held by continuing employees at the original vesting date.

82

DIRECTORS' REPORT
*Remuneration Report*

Table 17 – Details of Vesting Profile and movements of Restricted Shares

| | | | MOVEMENTS DURING THE YEAR | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | GRANT DATE | BALANCE AT 1 JAN 2015 | RESTRICTED SHARES GRANTED | RESTRICTED SHARES VESTED | RESTRICTED SHARES FORFEITED | BALANCE AT 31 DEC 2015 | % VESTED IN THE YEAR | % FORFEITED IN THE YEAR | FINANCIAL YEAR OF VESTING |
| **Directors** | | | | | | | | | |
| P Botten | 10/5/13 | 136,761 | – | (136,761) | – | – | 100% | 0% | 2015 |
| | 19/5/14 | 99,460 | – | – | – | 99,460 | | | 2016 |
| | 18/5/15 | – | 226,043 | – | – | 226,043 | | | 2017 |
| | **Total** | **236,221** | **226,043** | **(136,761)** | **–** | **325,503** | | | |
| G Aopi | 10/5/13 | 36,464 | – | (36,464) | – | – | 100% | 0% | 2015 |
| | 19/5/14 | 25,996 | – | – | – | 25,996 | | | 2016 |
| | 18/5/15 | – | 39,593 | – | – | 39,593 | | | 2017 |
| | **Total** | **62,460** | **39,593** | **(36,464)** | **–** | **65,589** | | | |
| **Executives** | | | | | | | | | |
| P Cholakos | 7/3/13 | 35,020 | – | (35,020) | – | – | 100% | 0% | 2015 |
| | 19/5/14 | 26,813 | – | – | – | 26,813 | | | 2016 |
| | 18/5/15 | – | 42,506 | – | – | 42,506 | | | 2017 |
| | **Total** | **61,833** | **42,506** | **(35,020)** | **–** | **69,319** | | | |
| G Darnley-Stuart | 19/5/14 | 26,471 | – | – | – | 26,471 | | | 2016 |
| | 18/5/15 | – | 40,316 | – | – | 40,316 | | | 2017 |
| | **Total** | **26,471** | **40,316** | **–** | **–** | **66,787** | | | |
| J Fowles | 7/3/13 | 27,270 | – | (27,270) | – | – | 100% | 0% | 2015 |
| | 19/5/14 | 27,327 | – | – | – | 27,327 | | | 2016 |
| | 2/3/15 | – | 50,000 | – | – | 50,000 | | | 2017 |
| | 18/5/15 | – | 41,621 | – | – | 41,621 | | | 2017 |
| | **Total** | **54,597** | **91,621** | **(27,270)** | **–** | **118,948** | | | |
| S Gardiner | 7/3/13 | 35,823 | – | (35,823) | – | – | 100% | 0% | 2015 |
| | 19/5/14 | 26,033 | – | – | – | 26,033 | | | 2016 |
| | 18/5/15 | – | 43,914 | – | – | 43,914 | | | 2017 |
| | **Total** | **61,856** | **43,914** | **(35,823)** | **–** | **69,947** | | | |
| M Herrett | 7/3/13 | 10,725 | – | (10,725) | – | – | 100% | 0% | 2015 |
| | 19/5/14 | 22,481 | – | – | – | 22,481 | | | 2016 |
| | 18/5/15 | – | 36,149 | – | – | 36,149 | | | 2017 |
| | **Total** | **33,206** | **36,149** | **(10,725)** | **–** | **58,630** | | | |
| I Munro | 19/5/14 | 9,258 | – | – | – | 9,258 | | | 2016 |
| | 7/11/14 | 40,000 | – | – | – | 40,000 | | | 2016 |
| | 18/5/15 | – | 43,610 | – | – | 43,610 | | | 2017 |
| | **Total** | **49,258** | **43,610** | **–** | **–** | **92,868** | | | |
| **Former executives** | | | | | | | | | |
| P Caldwell | 7/3/13 | 39,167 | – | (39,167) | – | – | | | 2015 |
| | 19/5/14 | 28,489 | – | (28,489) | – | – | | | 2015 |
| | 18/5/15 | – | 45,162 | (45,162) | – | – | | | 2015 |
| | **Total** | **67,656** | **45,162** | **(112,818)** | **–** | **–** | | | |
| M Kay | 10/1/14 | 16,200 | – | (16,200) | – | – | 100% | 0% | 2015 |
| | 10/1/14 | 16,200 | – | – | – | 16,200 | | | 2016 |
| | 18/5/15 | – | 41,077 | – | – | 41,077 | | | 2017 |
| | Total | 32,400 | 41,077 | (16,200) | – | 57,277 | | | |

(1) P Caldwell was afforded 'good leaver' treatment in relation to his unvested Restricted Shares on his retirement from Oil Search. The Restricted Shares had been awarded in relation to deferred Short Term Incentive awards from prior years. Under the 'good leaver' provisions, the awards vested in full on the date of Mr Caldwell's retirement.

**OIL SEARCH** *Annual Report 2015*
83

DIRECTORS' REPORT
Remuneration Report

### Analysis of Movements in Performance Rights and Restricted Shares

The movement during the reporting period, by value of Performance Rights or Restricted Shares over ordinary shares in Oil Search held by each Key Management Personnel, is detailed below:

**Table 18 – Movement in Value of Performance Rights and Restricted Shares**

| | | VALUE OF PERFORMANCE RIGHTS EXERCISED AND RESTRICTED SHARES VESTED IN THE YEAR[2] | | | VALUE OF PERFORMANCE RIGHTS LAPSED AND RESTRICTED SHARES FORFEITED IN THE YEAR[3] (US$) | | |
|---|---|---|---|---|---|---|---|
| | GRANTED IN THE YEAR (US$)[1] | NUMBER | AVERAGE VALUE (US$) | TOTAL VALUE (US$) | NUMBER | AVERAGE VALUE (US$) | TOTAL VALUE (US$) |
| **Directors** | | | | | | | |
| P Botten | 1,779,878 | 228,531 | 5.83 | 1,332,173 | 156,930 | 5.66 | 888,626 |
| G Aopi | 334,452 | 56,242 | 5.84 | 328,633 | 33,822 | 5.66 | 191,519 |
| **Executives** | | | | | | | |
| P Cholakos | 354,159 | 55,647 | 5.84 | 324,861 | 35,273 | 5.66 | 199,735 |
| G Darnley-Stuart | 278,157 | 9,631 | 5.66 | 54,536 | 16,469 | 5.66 | 93,257 |
| J Fowles | 657,284 | 47,676 | 5.82 | 277,566 | 34,894 | 5.66 | 197,589 |
| S Gardiner | 361,227 | 52,317 | 5.85 | 306,229 | 28,206 | 5.66 | 159,718 |
| M Herrett | 302,816 | 10,725 | 5.94 | 63,719 | – | – | – |
| I Munro | 358,724 | – | – | – | – | – | – |
| K Wulff | 125,477 | – | – | – | – | – | – |
| **Former Executives** | | | | | | | |
| P Caldwell[4] | 249,271 | 134,700 | 5.82 | 784,196 | 90,470 | 5.75 | 519,882 |
| M Kay | 344,743 | 16,200 | 6.24 | 101,126 | – | – | – |

(1) The value for awards granted is the fair value at the time of grant for Performance Rights and the share price on the date of grant for Restricted Shares.

(2) The value for Performance Rights exercised is based on the market price of Oil Search shares on the close of trade on the date of exercise. The value for Restricted Shares is based on the market price of Oil Search shares on the close of trade on the vesting date.

(3) The value for Performance Rights lapsed and Restricted Shares forfeited is based on the market price of Oil Search shares on the close of trade on the date of the lapse or forfeiture.

(4) The Restricted Shares vesting in 2015 includes the early vesting of Restricted Shares under good leaver provisions approved by the Board upon Mr Caldwell's retirement.

### KMP shareholdings

The following table summarises the movements in shareholdings of Executive KMP including their personally related entities for the 2015 financial year.

**Table 19 – KMP shareholdings**

| | BALANCE AT 1 JANUARY 2015 | ACQUIRED (DISPOSED) DURING 2015 | BALANCE AT 31 DECEMBER 2015 |
|---|---|---|---|
| **Directors** | | | |
| P Botten | 2,222,403 | 165,531 | 2,387,934 |
| G Aopi | 394,602 | 56,842 | 451,444 |
| **Executives** | | | |
| P Cholakos | 174,770 | 55,647 | 230,417 |
| G Darnley-Stuart | – | 10,000 | 10,000 |
| J Fowles | 1,829 | 47,676 | 49,505 |
| S Gardiner | 295,167 | 52,317 | 347,484 |
| M Herrett | 1,829 | – | 1,829 |
| I Munro | – | – | – |
| K Wulff | 8,590 | – | 8,590 |
| **Former Executives** | | | |
| P Caldwell | – | – | – |
| M Kay | – | – | – |

84

DIRECTORS' REPORT
*Remuneration Report*

## 9. NON-EXECUTIVE DIRECTOR REMUNERATION

### Remuneration Policy

Remuneration for Non-Executive Directors is determined by reference to relevant external market data and takes into consideration the level of fees paid to directors of other Australian corporations of similar size and complexity to Oil Search, the growing scale of its international activities and the responsibilities and work requirements of Board members. Remuneration for Non-Executive Directors is subject to the aggregate limit of A$2,500,000 in any calendar year set by shareholders at the 2013 Annual Meeting.

### Remuneration Payable

Fees payable to Non-Executive Directors are reviewed periodically and are fixed by the Board as discussed above. Table 18 below sets out the fee structure applied from 1 January 2013.

**Table 20 – Annual Board and Committee Fees Payable to Non-Executive Directors in Australian Dollars**

| POSITION | ANNUAL FEE |
|---|---|
| Chairman of the Board[1] | A$495,000 |
| Non Executive Directors other than the Chairman | A$165,000 |
| Chairman Audit and Financial Risk Committee (additional fee) | A$49,500 |
| Chairman Health, Safety and Sustainability Committee (additional fee) | A$38,500 |
| Chairman People and Nominations Committee (additional fee)[2] | A$38,500 |
| Member Audit and Financial Risk Committee (additional fee) | A$25,500 |
| Member Health, Safety and Sustainability Committee (additional fee) | A$22,000 |
| Member People and Nominations Committee (additional fee) | A$22,000 |

(1) The fees paid to the Chairman of the Board are inclusive of any Committee Fees.

(2) The Remuneration and Nominations Committee was renamed the People and Nominations Committee during 2013.

Each non-executive director also receives a travel allowance of A$25,500 per annum to compensate for the time spent travelling between Papua New Guinea and Australia to attend Board and Committee Meetings and for time spent on field trips to the Company's global operations.

Board fees are paid to non-executive directors only.

In addition to Board and Committee fees, non-executive directors are entitled to be reimbursed for all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees or shareholders or while engaged on Oil Search business.

The total remuneration which was paid to each non-executive director in 2014 and 2015 is set out in Table 22.

There are no provisions in any of the non-executive directors' appointment arrangements for compensation payable on early termination of their directorship.

There is no separate retirement benefits plan or provision for superannuation for Oil Search's non-executive directors.

### Equity Participation for Non-Executive Directors

There is no share plan for Oil Search non-executive directors. The following table summarises the movements in shareholdings of Non-Executive Directors including their personally related entities for the 2015 financial year.

**Table 21 – Non-Executive Director shareholdings**

| | BALANCE AT 1 JANUARY 2015 | ACQUIRED (DISPOSED) DURING 2015 | BALANCE AT 31 DECEMBER 2015 |
|---|---|---|---|
| KG Constantinou | – | – | – |
| FE Harris | 31,961 | – | 31,961 |
| AJ Kantsler | 45,736 | – | 45,736 |
| RJ Lee | 71,829 | 25,000 | 96,829 |
| B Philemon | 7,241 | – | 7,241 |
| KW Spence | 25,000 | – | 25,000 |
| ZE Switkowski | 201,829 | – | 201,829 |

85
**OIL SEARCH** *Annual Report 2015*

DIRECTORS' REPORT
*Remuneration Report*

### Details of Directors' Remuneration

The details of the remuneration received by Oil Search directors in 2014 and 2015 are set out in Table 19 below.

The Managing Director, Mr Botten, and the Executive General Manager PNG Stakeholder Engagement, Mr Aopi, are the only executive directors on the Board.

**Table 22 – Remuneration (US$) of Directors of Oil Search Limited**

| | | SHORT TERM | | | POST EMP'MENT | LONG TERM | EQUITY | | OTHER | |
|---|---|---|---|---|---|---|---|---|---|---|
| DIRECTORS | YEAR | SALARIES FEES AND ALLOW-ANCES | NON-MONETARY BENEFITS | SHORT TERM INCENTIVE | COMPANY CONTRIBU-TION TO SUPER | LONG SERVICE LEAVE ACCRUAL | PERFORM. RIGHTS | RESTRICTED SHARES | SIGN ON/ TERMINA-TION BENEFITS | TOTAL |
| **Executive Directors** | | | | | | | | | | |
| P Botten | **2015** | **1,693,030** | **72,670** | **1,154,424** | **14,341** | **26,806** | **830,408** | **895,438** | **–** | **4,687,117** |
| Managing Director | 2014 | 2,036,505 | 9,464 | 1,662,634 | 16,502 | 107,653 | 1,057,235 | 842,218 | – | 5,732,211 |
| G Aopi | **2015** | **389,219** | **171,327** | **190,487** | **39,075** | **13,010** | **180,683** | **192,942** | **–** | **1,176,743** |
| EGM Stakeholder Engagement | 2014 | 394,414 | 222,434 | 291,221 | 68,774 | 23,922 | 228,343 | 264,783 | – | 1,493,891 |
| **Non-Executive Directors** | | | | | | | | | | |
| R Lee | **2015** | **391,937** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **391,937** |
| | 2014 | 469,907 | – | – | – | – | – | – | – | 469,907 |
| KG Constantinou | **2015** | **176,578** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **176,578** |
| | 2014 | 211,707 | – | – | – | – | – | – | – | 211,707 |
| A Kanstler | **2015** | **197,286** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **197,286** |
| | 2014 | 236,534 | – | – | – | – | – | – | – | 236,534 |
| B Philemon | **2015** | **179,214** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **179,214** |
| | 2014 | 214,866 | – | – | – | – | – | – | – | 214,866 |
| KW Spence | **2015** | **189,003** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **189,003** |
| | 2014 | 221,911 | – | – | – | – | – | – | – | 221,911 |
| ZE Switkowski | **2015** | **191,638** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **191,638** |
| | 2014 | 198,489 | – | – | – | – | – | – | – | 198,489 |
| **Former Non-Executive Directors** | | | | | | | | | | |
| F Harris[(1)] | **2015** | **119,476** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **119,476** |
| | 2014 | 214,866 | – | – | – | – | – | – | – | 214,866 |

(1) Ms F Harris resigned as a non-executive Director of Oil Search on 17 December 2015 following a period of unpaid leave in order to focus on making a full recovery from a health issue.

Signed in accordance with a resolution of the directors.



**Richard Lee**
CHAIRMAN



**Peter Botten**
MANAGING DIRECTOR

Sydney, 22 February 2016

86

AUDITOR’S INDEPENDENCE DECLARATION
for the year ended 31 December 2015
Deloitte
Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia
DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au
The Directors
Oil Search Limited
Level 22,
1 Bligh Street
Sydney NSW 2000
22 February 2016
Dear Directors,
Oil Search Limited
I am pleased to provide the following declaration of independence to the directors of Oil Search Limited.
As lead audit partner for the audit of the financial statements of Oil Search Limited for the year ended 31 December 2015, I declare that to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Code of Ethics for Professional Accountants, issued by the International Ethics Standards Board for Accountants (IESBA) in relation to the audit.
Yours sincerely
DELOITTE TOUCHE TOHMATSU
Matthew Donaldson
Partner
Chartered Accountants
Member of Deloitte Touche Tohmatsu Limited.
87
OIL SEARCH Annual Report 2015

STATEMENTS OF COMPREHENSIVE INCOME
for the year ended 31 December 2015
CONSOLIDATED PARENT
2015 2014 2015 2014
NOTE $’000 $’000 $’000 $’000
Revenue 3 1,585,728 1,610,370 – –
Cost of sales 4 (781,811) (554,963) – –
Gross profit 803,917 1,055,407 – –
Other income 14,841 7,762 763,389 53,463
Other expenses 5 (525,389) (348,582) (27,762) (13,481)
Profit from operating activities 293,369 714,587 735,627 39,982
Net finance (costs)/income 6 (185,115) (129,595) 403 (1,187)
Profit before income tax 108,254 584,992 736,030 38,795
Income tax (expense)/benefit 7 (147,636) (231,774) 3,129 4,185
Net (loss)/profit after tax (39,382) 353,218 739,159 42,980
Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation di ff erences for foreign operations (4,218) (9,111) – –
Total comprehensive (loss)/income for the year (43,600) 344,107 739,159 42,980
CENTS CENTS
Basic (loss)/earnings per share 8 (2.59) 23.84
Diluted (loss)/earnings per share 8 (2.59) 23.77
The statements of comprehensive income should be read in conjunction with the accompanying notes.
88

# STATEMENTS OF FINANCIAL POSITION

*as at 31 December 2015*

| | NOTE | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|---|
| **Current assets** | | | | | |
| Cash and cash equivalents | 19(a) | **910,479** | 960,166 | **103,460** | 149,398 |
| Receivables | 10 | **81,074** | 237,068 | **1,280,364** | 776,013 |
| Inventories | 11 | **136,786** | 160,189 | **-** | – |
| Prepayments | | **13,576** | 24,575 | **2,163** | 2,826 |
| Current tax receivable | | **-** | – | **1,344** | – |
| **Total current assets** | | **1,141,915** | 1,381,998 | **1,387,331** | 928,357 |
| **Non-current assets** | | | | | |
| Other assets | | **4,931** | 5,219 | **-** | – |
| Other financial assets | 12 | **104,125** | 91,249 | **-** | – |
| Exploration and evaluation assets | 13 | **1,420,651** | 1,576,668 | **60,260** | 55,932 |
| Oil and gas assets | 14 | **7,023,774** | 7,182,144 | **-** | – |
| Other plant and equipment | 14 | **128,507** | 73,066 | **-** | – |
| Investments | | **-** | – | **2,294,804** | 2,294,804 |
| Deferred tax assets | 7 | **518,931** | 451,750 | **22,831** | 26,226 |
| **Total non-current assets** | | **9,200,919** | 9,380,096 | **2,377,895** | 2,376,962 |
| **Total assets** | | **10,342,834** | 10,762,094 | **3,765,226** | 3,305,319 |
| **Current liabilities** | | | | | |
| Payables | 15 | **214,583** | 318,085 | **1,832** | 9,399 |
| Provisions | 16 | **15,989** | 9,673 | **-** | – |
| Borrowings | 17 | **290,372** | 102,388 | **-** | – |
| Current tax payable | | **55,655** | 93,946 | **-** | 1,736 |
| **Total current liabilities** | | **576,599** | 524,092 | **1,832** | 11,135 |
| **Non-current liabilities** | | | | | |
| Payables | 15 | **18,670** | 21,040 | **-** | – |
| Provisions | 16 | **394,764** | 405,652 | **2,418** | – |
| Borrowings | 17 | **4,012,278** | 4,318,677 | **-** | – |
| Deferred tax liabilities | 7 | **631,162** | 467,157 | **150** | 63 |
| **Total non-current liabilities** | | **5,056,874** | 5,212,526 | **2,568** | 63 |
| **Total liabilities** | | **5,633,473** | 5,736,618 | **4,400** | 11,198 |
| **Net assets** | | **4,709,361** | 5,025,476 | **3,760,826** | 3,294,121 |
| **Shareholders' equity** | | | | | |
| Share capital | 18 | **3,147,340** | 3,147,340 | **3,147,340** | 3,147,340 |
| Reserves | 18 | **(12,974)** | (10,386) | **(265)** | (1,896) |
| Retained earnings | | **1,574,995** | 1,888,522 | **613,751** | 148,677 |
| **Total shareholders' equity** | | **4,709,361** | 5,025,476 | **3,760,826** | 3,294,121 |

The statements of financial position should be read in conjunction with the accompanying notes.

89

**OIL SEARCH** *Annual Report 2015*

# STATEMENTS OF CASH FLOWS

*for the year ended 31 December 2015*

| | NOTE | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Receipts from customers and third parties | | **1,683,489** | 1,592,809 | **-** | - |
| Payments to suppliers and employees | | **(434,312)** | (383,279) | **(14,262)** | (1,714) |
| Interest received | | **4,006** | 1,275 | **835** | 291 |
| Borrowing costs paid | | **(170,215)** | (12,481) | **(297)** | (1,612) |
| Income tax (paid)/refund | | **(85,392)** | (181,670) | **-** | 2,884 |
| Payments for exploration and evaluation – seismic, G&A, G&G | | **(32,809)** | (24,350) | **(695)** | (572) |
| Payments for site restoration | | **(12,028)** | - | **-** | - |
| **Net cash from/(used in) operating activities** | 19(b) | **952,739** | 992,304 | **(14,419)** | (723) |
| **Cash flows from investing activities** | | | | | |
| Payments for other plant and equipment | | **(16,028)** | (12,499) | **-** | - |
| Payments for exploration and evaluation expenditure | | **(248,287)** | (1,189,749) | **(3,424)** | (910,976) |
| Payments for development asset expenditure | | **(141,591)** | (422,727) | **-** | - |
| Payments for producing asset expenditure | | **(119,620)** | (101,897) | **-** | - |
| Loan to third party in respect of exploration and evaluation | | **(10,121)** | (13,494) | **-** | - |
| **Net cash used in investing activities** | | **(535,647)** | (1,740,366) | **(3,424)** | (910,976) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from private placement | | **-** | 1,097,037 | **-** | 1,097,037 |
| Proceeds from share purchase plan | | **-** | 169,466 | **-** | 169,466 |
| Proceeds from underwriter of dividend reinvestment plan (DRP) | | **-** | 36,082 | **-** | 36,082 |
| Dividend payments (net of DRP)[1] | | **(274,085)** | (36,073) | **(274,085)** | (36,081) |
| Purchase of treasury shares | | **(8,569)** | (14,954) | **(8,569)** | (14,954) |
| Contributions received for employee share schemes | | **1,887** | 16,398 | **-** | 16,398 |
| Costs relating to share issues | | **-** | (1,428) | **-** | (1,428) |
| Proceeds from borrowings | | **149,484** | 433,539 | **-** | - |
| Repayment of borrowings | | **(333,046)** | (200,000) | **-** | - |
| Establishment fee on credit facility | | **(1,500)** | (1,500) | **-** | - |
| Finance lease payments | | **(950)** | - | **-** | - |
| Loans from/(to) related entities | | **-** | - | **254,559** | (280,718) |
| **Net cash (used in)/from financing activities** | | **(466,779)** | 1,498,567 | **(28,095)** | 985,802 |
| Net (decrease)/increase in cash and cash equivalents | | **(49,687)** | 750,505 | **(45,938)** | 74,103 |
| Cash and cash equivalents at the beginning of the year | | **960,166** | 209,661 | **149,398** | 75,295 |
| **Cash and cash equivalents at the end of the year** | 19(a) | **910,479** | 960,166 | **103,460** | 149,398 |

(1) Total dividend payments including cash and dividend reinvestment was $274.1 million (2014: $60.3 million). Total dividend payments net of dividends reinvested under the dividend reinvestment plan were $274.1 million (2014: $36.1 million), refer to Note 9.

The statements of cash flows should be read in conjunction with the accompanying notes.

90

# STATEMENTS OF CHANGES IN EQUITY

*for the year ended 31 December 2015*

| CONSOLIDATED | SHARE CAPITAL $'000 | FOREIGN CURRENCY TRANSLATION RESERVE $'000 | RESERVE FOR TREASURY SHARES $'000 | EMPLOYEE EQUITY COMPENSATION RESERVE $'000 | RETAINED EARNINGS $'000 | TOTAL $'000 |
|---|---|---|---|---|---|---|
| **Balance at 1 January 2014** | 1,821,957 | (5,412) | (2,620) | 11,506 | 1,595,621 | 3,421,052 |
| Dividends provided for or paid | – | – | – | – | (60,308) | (60,308) |
| **Total comprehensive income for the year** | | | | | | |
| Net profit after tax for the year | – | – | – | – | 353,218 | 353,218 |
| *Other comprehensive income:* | | | | | | |
| Exchange differences on translation of foreign operations | – | (9,111) | – | – | – | (9,111) |
| Total comprehensive income for the year | – | (9,111) | – | – | 353,218 | 344,107 |
| **Transactions with owners, recorded directly in equity** | | | | | | |
| Shares issued through private placement | 1,097,037 | – | – | – | – | 1,097,037 |
| Shares issued for the share purchase plan | 169,466 | – | – | – | – | 169,466 |
| Issue of shares through underwritten dividend reinvestment plan | 60,308 | – | – | – | – | 60,308 |
| Costs associated with share issues | (1,428) | – | – | – | – | (1,428) |
| Transfer of vested shares | – | – | 9,007 | (9,007) | – | – |
| Exercise of share options | – | – | 468 | – | – | 468 |
| Employee share-based remuneration | – | – | – | 10,335 | – | 10,335 |
| Purchase of treasury shares | – | – | (14,954) | – | | (14,954) |
| Net exchange differences | – | – | – | (598) | – | (598) |
| Trust distribution | – | – | – | – | (9) | (9) |
| Total transactions with owners | 1,325,383 | – | (5,479) | 730 | (9) | 1,320,625 |
| **Balance at 31 December 2014** | 3,147,340 | (14,523) | (8,099) | 12,236 | 1,888,522 | 5,025,476 |
| **Balance at 1 January 2015** | **3,147,340** | **(14,523)** | **(8,099)** | **12,236** | **1,888,522** | **5,025,476** |
| Dividends provided for or paid | **–** | **–** | **–** | **–** | **(274,085)** | **(274,085)** |
| **Total comprehensive income for the year** | | | | | | |
| Net loss after tax for the year | **–** | **–** | **–** | **–** | **(39,382)** | **(39,382)** |
| *Other comprehensive income:* | | | | | | |
| Exchange differences on translation of foreign operations | **–** | **(4,218)** | **–** | **–** | **–** | **(4,218)** |
| Total comprehensive loss for the year | **–** | **(4,218)** | **–** | **–** | **(39,382)** | **(43,600)** |
| **Transactions with owners, recorded directly in equity** | | | | | | |
| Transfer of vested shares | **–** | **–** | **11,277** | **(11,277)** | **–** | **–** |
| Employee share-based remuneration | **–** | **–** | **–** | **10,199** | **–** | **10,199** |
| Purchase of treasury shares | **–** | **–** | **(8,569)** | **–** | **–** | **(8,569)** |
| Net exchange differences | **–** | **–** | **–** | **–** | **–** | **–** |
| Trust distribution | **–** | **–** | **–** | **–** | **(60)** | **(60)** |
| Total transactions with owners | **–** | **–** | **2,708** | **(1,078)** | **(60)** | **1,570** |
| **Balance at 31 December 2015** | **3,147,340** | **(18,741)** | **(5,391)** | **11,158** | **1,574,995** | **4,709,361** |

The statements of changes in equity should be read in conjunction with the accompanying notes.

**OIL SEARCH** *Annual Report 2015*
91

# STATEMENTS OF CHANGES IN EQUITY

*for the year ended 31 December 2015*

| PARENT | SHARE CAPITAL $'000 | AMALGAMATION RESERVE $'000 | RESERVE FOR TREASURY SHARES $'000 | EMPLOYEE EQUITY COMPENSATION RESERVE $'000 | RETAINED EARNINGS $'000 | TOTAL $'000 |
|---|---|---|---|---|---|---|
| **Balance at 1 January 2014** | 1,821,957 | (2,990) | – | 5,843 | 166,006 | 1,990,816 |
| Dividends provided for or paid | – | – | – | – | (60,308) | (60,308) |
| **Total comprehensive income for the year** | | | | | | |
| Net profit after tax for the year | – | – | – | – | 42,980 | 42,980 |
| Total comprehensive income for the year | – | – | – | – | 42,980 | 42,980 |
| **Transactions with owners, recorded directly in equity** | | | | | | |
| Shares issued through private placement | 1,097,037 | – | – | – | – | 1,097,037 |
| Shares issued for the share purchase plan | 169,466 | – | – | – | – | 169,466 |
| Issue of shares through underwritten dividend reinvestment plan | 60,308 | – | – | – | – | 60,308 |
| Costs associated with share issues | (1,428) | – | – | – | – | (1,428) |
| Transfer of vested shares | – | – | 9,007 | (9,007) | – | – |
| Exercise of share options | – | – | 468 | – | | 468 |
| Employee share based remuneration | – | – | – | 10,335 | | 10,335 |
| Purchase of treasury shares | – | – | (14,954) | – | – | (14,954) |
| Net exchange differences | – | – | – | (598) | – | (598) |
| Dividends received on shares held in trust [1] | – | – | – | – | (1) | (1) |
| Total transactions with owners | 1,325,383 | – | (5,479) | 730 | (1) | 1,320,633 |
| **Balance at 31 December 2014** | 3,147,340 | (2,990) | (5,479) | 6,573 | 148,677 | 3,294,121 |
| **Balance at 1 January 2015** | **3,147,340** | **(2,990)** | **(5,479)** | **6,573** | **148,677** | **3,294,121** |
| Dividends provided for or paid | **–** | **–** | **–** | **–** | **(274,085)** | **(274,085)** |
| **Total comprehensive income for the year** | | | | | | |
| Net profit after tax for the year | **–** | **–** | **–** | **–** | **739,159** | **739,159** |
| Total comprehensive income for the year | **–** | **–** | **–** | **–** | **739,159** | **739,159** |
| **Transactions with owners, recorded directly in equity** | | | | | | |
| Transfer of vested shares | **–** | **–** | **11,277** | **(11,277)** | **–** | **–** |
| Employee share-based remuneration | **–** | **–** | **–** | **10,199** | **–** | **10,199** |
| Purchase of treasury shares | **–** | **–** | **(8,569)** | **–** | **–** | **(8,569)** |
| Net exchange differences | **–** | **–** | **–** | **1** | **–** | **1** |
| Total transactions with owners | **–** | **–** | **2,708** | **(1,077)** | **–** | **1,631** |
| **Balance at 31 December 2015** | **3,147,340** | **(2,990)** | **(2,771)** | **5,496** | **613,751** | **3,760,826** |

(1) Dividends received on shares held in Retention Share Plan Trust are eliminated on a Group basis.

The statements of changes in equity should be read in conjunction with the accompanying notes

92

2015
NOTES TO THE FINANCIAL STATEMENTS
1 SIGNIFICANT ACCOUNTING POLICIES
Oil Search Limited (the ‘parent entity’ or ‘company’) is incorporated in Papua New Guinea (PNG). The consolidated financial report for the year ended 31 December 2015 comprises the parent entity and its controlled entities (together, ‘the Group’).
The financial statements were authorised for issue by the Board of Directors on 22 February 2016.
(a) Basis of preparation
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee (“IFRIC”) interpretations and the PNG Companies Act 1997. The financial statements have been prepared under the historical cost convention.
(i) Issued standards adopted during year
None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 January 2015 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.
(ii) New accounting standards not yet effective
The following new accounting standards are not yet effective but may have an impact on the Group in the financial years commencing 1 January 2016 or later:
IFRS 9 Financial Instruments
IFRS 15 Revenue from Contracts with Customers
Amendments to IFRS 11 Accounting for Acquisition of Interests in Joint Operations
The Group is in the process of determining the potential impact of adopting the above standards and they have not been applied in the preparation of these financial statements.
(b) Principles of consolidation
The consolidated financial statements comprise the financial statements of Oil Search Limited and its controlled subsidiaries, after elimination of all inter-company transactions.
(i) Business combinations
The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.
(ii) Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies.
(iii) Joint arrangements
Exploration, development and production activities of the Group are primarily carried on through joint arrangements with other parties. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. The Group has assessed the nature of its joint arrangements and determined that they comprise investments in joint operations.
Joint operations
The Group has accounted for its direct rights and obligations by recognising its share of jointly held assets, liabilities, revenues and expenses of each joint operation. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operations are set out in note 25.
(c) Currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated and parent financial statements are presented in United States dollars, which is Oil Search Limited’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive income on a net basis within other expenses.
(iii) Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
OIL SEARCH Annual Report 2015

2015
NOTES TO THE FINANCIAL STATEMENTS
1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
all resulting exchange differences are recognised in other comprehensive income.
(d) Revenue recognition
Revenue is recognised when the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Revenue for the Group’s main products are recognised as follows:
Liquefied natural gas
Liquefied natural gas sales are recognised when ownership is transferred to the buyer when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms.
Oil and condensate
Crude oil and condensate sales are recognised after each vessel is loaded.
Gas
Gas sales are recognised after production upon delivery into the sales pipeline.
Dividend income
Dividend revenue from controlled entities is recognised as the dividends are declared, and from other parties as the dividends are received or receivable.
(e) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the borrower’s outstanding borrowings during the year used to develop the qualifying asset.
All other borrowing costs are recognised in the statement of comprehensive income in the period in which they are incurred.
(f) Share-based remuneration
The fair value at grant date of equity-settled, share-based compensation plans are charged to the statement of comprehensive income over the period for which the benefits of employee services are to be derived. The corresponding accrued employee entitlement is recorded in the employee equity compensation reserve. The fair value of the awards is calculated using an option pricing model which considers a number of factors. Where awards are forfeited because non-market vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. At each statement of financial position date, the entity revises its estimates of the number of awards that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the statement of comprehensive income, and a corresponding adjustment to equity over the remaining vesting period.
Where shares in Oil Search Limited are acquired by on-market purchases prior to settling vested entitlements, the cost of the acquired shares is carried as treasury shares and deducted from equity. No gain or loss is recognised in the statement of comprehensive income on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
(g) Income tax
The current tax payable or receivable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability or asset for current tax is calculated using tax rates that have been enacted or substantively enacted at the reporting date.
Deferred tax is accounted for using the balance sheet liability method. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the statement of financial position. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.
In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from the initial recognition of goodwill.
The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date. Deferred tax is charged or credited in the statement of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
Tax benefits transferred between Group companies are transferred under normal commercial arrangements, with consideration paid equal to the tax benefit of the transfer.
(h) Inventories
Inventories are valued at the lower of cost or net realisable value. Cost is determined as follows:
materials, which include drilling and maintenance stocks, are valued at the cost of acquisition; and
petroleum products, comprising extracted crude oil and condensate, LNG and refined products stored in tanks, pipeline systems and aboard vessels are valued using the full absorption cost method.

2015
NOTES TO THE FINANCIAL STATEMENTS
1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i) Exploration and evaluation assets
Exploration and evaluation expenditures are accounted for under the successful efforts method.
Exploration licence acquisition costs are initially capitalised. For exploration and appraisal wells, costs directly associated with drilling and evaluating the wells are initially capitalised pending an assessment of whether economically recoverable hydrocarbons have been discovered or whether expenditures are expected to be recouped by sale. All other exploration and evaluation costs are expensed as incurred.
Capitalised exploration costs are reviewed at each reporting date to determine whether there is an indication of impairment, generally on a licence-by-licence basis. Impairment indicators include:
the exploration licence has expired and is not expected to be renewed;
exploration and appraisal activities have not led to the discovery of economically recoverable reserves and no further activity on the licence is planned;
sufficient information exists to indicate that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.
Where such indicators exist, an impairment test is performed – see accounting policy (m).
When an oil or gas field has been approved for development, the accumulated exploration and evaluation costs are transferred to Oil and Gas Assets – Assets in Development.
Where an ownership interest in an exploration and evaluation asset is exchanged for another, the transaction is recognised by reference to the carrying value of the original interest. Any cash consideration paid, including transaction costs, is accounted for as an acquisition of exploration and evaluation assets. Any cash consideration received, net of transaction costs, is treated as a recoupment of costs previously capitalised, with any excess accounted for as a gain on disposal of non-current assets.
(j) Oil and gas assets
Assets in development
When the technical and commercial feasibility of an undeveloped oil or gas field has been demonstrated and approval of commercial development occurs, the field enters its development phase. The costs of oil and gas assets in development are separately accounted for and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When the committed development expenditure programs are completed and production commences, these costs are subject to amortisation.
Producing assets
The costs of oil and gas assets in production include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand, replace, acquire or improve plant and equipment and any associated land and buildings. These costs are subject to amortisation.
Amortisation of oil and gas assets
Amortisation is calculated using the units of production method for an asset or group of assets from the date of commencement of production. Depletion charges are calculated using the units of production method over the life of the estimated Developed,
Proven plus Probable (“2P”) reserves for an asset or group of assets.
Restoration costs
Site restoration costs are capitalised within the cost of the associated assets and the provision is stated in the statement of financial position at total estimated present value. These costs are based on judgements and assumptions regarding removal dates, technologies, and industry practice. Over time, the liability is increased for the change in the present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability. The costs of restoration are brought to account in the statement of comprehensive income through depreciation of the associated assets over the economic life of the projects with which these costs are associated. The unwinding of the discount is recorded as an accretion charge within finance costs.
(k) Other plant and equipment
Plant and equipment are carried at cost less accumulated depreciation and impairment. Any gain or loss on the disposal of assets is determined as the difference between the carrying value of the asset at the time of disposal and the proceeds from disposal, and is included in the results of the Group in the year of disposal.
Depreciation
Depreciation on plant and equipment is calculated on a straight-line basis so as to generally write-off the cost of each fixed asset over its estimated useful life on the following basis:
Marine 4%
Corporate plant and equipment 20% – 33%
Rigs Drilling days based on a 10 year drilling life
(l) Leases
(i) Leased assets
Assets held by the Group under leases that transfer to the Group substantially all the risks and rewards of ownership are classified as finance leases. The leased asset is measured initially at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset. Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.
(ii) Lease payments
Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.
Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
OIL SEARCH Annual Report 2015

2015
NOTES TO THE FINANCIAL STATEMENTS
1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(m) Impairment of assets
The carrying amounts of all assets, other than inventory, certain financial assets and deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. Where such an indication exists, an estimate of the recoverable amount is made.
For any asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit (CGU) to which the asset belongs.
Expected future cash flows are the basis for impairment assessment, however, market values are also referenced where appropriate.
An impairment loss is recognised in the statement of comprehensive income when the carrying amount of an asset or its CGU exceeds its recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(n) Employee benefits
Provision is made for long service leave and annual leave estimated to be payable to employees on the basis of statutory and contractual requirements. The liability for long service leave and annual leave which is not expected to be settled within 12 months after the end of the period in which the employees render the related service is recognised in the provision for employee entitlements and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period. Expected future payments are discounted using market yields at the end of the reporting period on government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.
The obligations are presented as current liabilities in the statement of financial position if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting date, regardless of when the actual settlement is expected to occur.
(o) Investments and other financial assets
(i) Investments
Investments in subsidiaries are accounted for at cost in the parent entity financial statements.
(ii) Other financial assets
All other financial assets are initially recognised at the fair value of consideration paid. Subsequently, all financial assets are carried at amortised cost less impairment. Financial assets are assessed for indicators of impairment at each reporting date. Financial assets are impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset the estimated future cash flows of the investment have been impacted.
In assessing collective impairment, the Group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.
An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.
Impairment losses are recognised in profit or loss. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, then the previously recognised impairment loss is reversed through profit or loss.
(p) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(q) Critical accounting estimates and assumptions
In applying the Group’s accounting policies, management regularly evaluates judgements, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgements, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from those judgements, estimates and assumptions. Significant judgements, estimates and assumptions made by management in the preparation of these financial statements are outlined below.
Impairment of assets
The Group assesses whether oil and gas assets are impaired on a semi-annual basis. This requires review of the indicators of impairment and/or an estimation of the recoverable amount of the cash-generating unit to which the assets belong. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs. Market values are also referenced where appropriate. The carrying value of oil and gas properties, exploration and evaluation and other plant and equipment is disclosed in notes 13 to 14.
Restoration obligations
The Group estimates the future removal and restoration costs of oil and gas production facilities, wells, pipelines and related assets at the time of installation of the assets. In most instances the removal of these assets will occur many years in the future. The estimate of future removal costs are made considering relevant legislation and industry practice and require management to make judgments regarding the removal date, the extent of restoration activities required and future removal technologies. For more detail regarding the policy in respect of provision for restoration refer to note 1(j).
The carrying amount of the provision for restoration is disclosed in note 16.

2015
NOTES TO THE FINANCIAL STATEMENTS
1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Reserve estimates
The estimated reserves are management assessments and take into consideration reviews by an independent third party, Netherland Sewell and Associates, under the Company’s reserves audit program which requires an external audit of each material producing field every three years, as well as other assumptions, interpretations and assessments.
These include assumptions regarding commodity prices, exchange rates, discount rates, future production and transportation costs, and interpretations of geological and geophysical models to make assessments of the quality of reservoirs and their anticipated recoveries. Changes in reported reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in expected future cash flows. Reserves are integral to the amount of depreciation, depletion and amortisation charged to the statement of comprehensive income and the calculation of inventory. Reserves estimation conforms with guidelines prepared by the Society of Petroleum Engineers and the Australian Stock Exchange Listing Rules.
Exploration and evaluation
The Group’s policy for exploration and evaluation expenditure is discussed in note 1(i). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future exploitation or sale, then the relevant capitalised amount will be written off to the statement of comprehensive income.
The carrying amount of exploration and evaluation assets is disclosed in note 13.
Classification of joint arrangements
Exploration, development and production activities of the Group are conducted primarily through arrangements with other parties. Each arrangement has a contractual agreement which provides the participating parties rights to the assets and obligations for the liabilities of the arrangement. Under certain agreements, more than one combination of participants can make decisions about the relevant activities and therefore joint control does not exist. Where the arrangement has the same legal form as a joint operation but is not subject to joint control, the Group accounts for its interest in accordance with the contractual agreement by recognising its share of jointly held assets, liabilities, revenues and expenses of the arrangement.
The Group’s interest in joint operations is disclosed in note 25(b). The Group’s interest in other arrangements with same legal form as a joint operation but that are not subject to joint control are disclosed in note 25(c).
(r) Rounding
The majority of amounts included in this report are rounded to the nearest $1,000.
OIL SEARCH Annual Report 2015

2015
NOTES TO THE FINANCIAL STATEMENTS

## 2 SEGMENT REPORTING

### (a) Information about reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources. Each segment has a management team that is accountable to the Managing Director. The following operating segments are identified by management based on the nature and geographical location of the business or project:

**PNG oil and gas**

Exploration, evaluation, development, production including sale of crude oil, natural gas, condensate and other refined products from the Group's interest in its operated assets for PNG crude oil and Hides gas-to-electricity operations.

**PNG LNG Project**

Exploration, evaluation, development, production and sale of liquefied natural gas, condensate, naphtha and electricity from the Group's interest in the PNG LNG Project.

**Middle East and North Africa ('MENA') oil and gas**

Exploration and evaluation of crude oil and gas through the Group's licence interests in the Republic of Yemen, Republic of Iraq and Tunisian Republic.

**Other**

This segment includes the Group's ownership of drilling rigs and corporate activities. Net finance costs (excluding the PNG LNG project financing) and income taxes are managed at a Group level.

### (b) Segment information provided to the executive management team

The Group's executive management team evaluates the financial performance of the Group and its segments principally with reference to earnings before interest and tax, and capital expenditure on exploration and evaluation assets, oil and gas assets, and property, plant and equipment.

| | PNG | | | | MENA | | OTHER | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|
| | OIL AND GAS | | LNG | | OIL AND GAS | | | | | |
| $'000 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| **External revenues** | **337,347** | 678,731 | **1,213,627** | 896,682 | **-** | – | **34,754** | 34,957 | **1,585,728** | 1,610,370 |
| Costs of production | **(166,388)** | (182,851) | **(157,960)** | (84,876) | **-** | – | **(32)** | (180) | **(324,380)** | (267,907) |
| Selling and distribution costs | **(11)** | – | **(50,410)** | (38,850) | **-** | – | **(1,046)** | (1,185) | **(51,467)** | (40,035) |
| Rig operating costs | **-** | – | **-** | – | **-** | – | **(5,858)** | (2,827) | **(5,858)** | (2,827) |
| Corporate | **-** | – | **-** | – | **-** | – | **(50,454)** | (50,761) | **(50,454)** | (50,761) |
| Foreign currency (losses)/gains | **-** | – | **-** | – | **-** | – | **(2,106)** | 381 | **(2,106)** | 381 |
| Loss on disposal of non-current asset | **-** | – | **-** | – | **-** | – | **(5,528)** | – | **(5,528)** | – |
| Other income | **-** | – | **1,969** | 375 | **-** | – | **12,872** | 7,387 | **14,841** | 7,762 |
| Other expenses | **-** | – | **-** | – | **-** | – | **(9,494)** | – | **(9,494)** | – |
| **EBITDAX** | **170,948** | 495,880 | **1,007,226** | 773,331 | **-** | – | **(26,892)** | (12,227) | **1,151,282** | 1,256,984 |
| Depreciation and amortisation | **(47,959)** | (55,109) | **(344,026)** | (181,059) | **(430)** | (559) | **(15,338)** | (15,945) | **(407,753)** | (252,672) |
| Exploration costs expensed | **(37,133)** | (88,511) | **-** | – | **(13,756)** | (20,621) | **-** | – | **(50,889)** | (109,132) |
| **EBIT** | **85,856** | 352,260 | **663,200** | 592,272 | **(14,186)** | (21,180) | **(42,230)** | (28,172) | **692,640** | 895,180 |
| Impairment | **-** | (155,879) | **-** | – | **(399,271)** | (24,714) | **-** | – | **(399,271)** | (180,593) |
| Net finance costs | | | **(164,234)** | (108,905) | | | | | **(185,115)** | (129,595) |
| **Profit before income tax** | | | | | | | | | **108,254** | 584,992 |
| Income tax expense | | | | | | | | | **(147,636)** | (231,774) |
| **Net (loss)/profit after tax** | | | | | | | | | **(39,382)** | 353,218 |
| **Capital expenditure** | | | | | | | | | | |
| Exploration and evaluation assets | **(156,696)** | (1,076,885) | **-** | – | **(119,003)** | (170,054) | **-** | – | **(275,699)** | (1,246,939) |
| Oil and gas assets – development and production | **(98,365)** | (105,677) | **(148,676)** | (502,566) | **-** | – | **-** | – | **(247,041)** | (608,243) |
| Other plant and equipment | **-** | – | **-** | – | **-** | (905) | **(16,438)** | (11,885) | **(16,438)** | (12,790) |
| | **(255,061)** | (1,182,562) | **(148,676)** | (502,566) | **(119,003)** | (170,959) | **(16,438)** | (11,885) | **(539,178)** | (1,867,972) |

The difference between capital expenditure and assets disclosed above for the year ended 31 December 2015 and the additions in note 14 relate to finance leased assets recognised during the year that are not included as capital expenditure for management reporting purposes.

98

2015
NOTES TO THE FINANCIAL STATEMENTS

## 2 SEGMENT REPORTING (CONTINUED)

### Geographical segments

The Oil Search Group operates primarily in Papua New Guinea, but also has activities in Republic of Yemen, Republic of Iraq, Tunisian Republic and Australia.

Production from the designated segments is sold on commodity markets and may be sold to other geographical segments.

In presenting information on the basis of geographical segments, segment revenue and segment assets are based on the location of operating activity.

| | REVENUE | | NON-CURRENT ASSETS[1] | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| PNG | **1,585,728** | 1,610,370 | **8,560,564** | 8,523,379 |
| Australia | **-** | - | **17,262** | 23,869 |
| MENA | **-** | - | **104,162** | 381,098 |
| **Total** | **1,585,728** | 1,610,370 | **8,681,988** | 8,928,346 |

(1) Non-current assets exclude deferred tax of $518.9 million (2014: $451.8 million).

### Major customers

There are four customers with revenue exceeding 10% of the Group's total sales revenue. Each of these customers are in the PNG LNG segment.

Revenue from one customer represents approximately $374.9 million or 24% of the Group's total revenue (2014: $373.3 million, 51%).

Revenue from one other customer represents approximately $228.0 million or 14% of the Group's total revenue (2014: $33.3 million, 5%).

Revenue from one other customer represents approximately $207.0 million or 13% of the Group's total revenue (2014: nil).

Revenue from one other customer represents approximately $184.4 million or 12% of the Group's total revenue (2014: $198.8 million, 27%).

## 3 REVENUE

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Liquefied natural gas sales | **1,043,469** | 729,343 | **-** | - |
| Oil and condensate sales | **429,543** | 737,134 | **-** | - |
| Gas sales | **44,802** | 79,221 | **-** | - |
| Other revenue | **67,914** | 64,672 | **-** | - |
| **Total revenue** | **1,585,728** | 1,610,370 | **-** | - |

## 4 COST OF SALES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| *Costs of production:* | | | | |
| Production costs | **(294,818)** | (235,380) | **-** | - |
| Royalties and levies | **(12,376)** | (19,722) | **-** | - |
| Gas purchases | **(20,924)** | (39,259) | **-** | - |
| Inventory movements | **3,738** | 26,454 | **-** | - |
| | **(324,380)** | (267,907) | **-** | - |
| | | | | |
| Selling and distribution costs | **(51,467)** | (40,035) | **-** | - |
| Rig operating costs | **(5,858)** | (2,827) | **-** | - |
| | | | | |
| *Depreciation and amortisation* | | | | |
| Oil and gas assets | **(388,355)** | (236,168) | **-** | - |
| Marine assets | **(3,630)** | (350) | **-** | - |
| Rig assets | **(8,121)** | (7,676) | **-** | - |
| **Total cost of sales** | **(781,811)** | (554,963) | **-** | - |

OIL SEARCH *Annual Report 2015*
99

2015
NOTES TO THE FINANCIAL STATEMENTS

## 5 OTHER EXPENSES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Corporate[1] | **(50,454)** | (50,761) | **(10,752)** | (12,854) |
| Exploration costs expensed | **(50,889)** | (109,132) | **(906)** | (826) |
| Impairment | **(399,271)** | (180,593) | **-** | - |
| Depreciation | **(7,647)** | (8,477) | **-** | - |
| Loss on disposal of non-current assets | **(5,528)** | - | **-** | - |
| Other expenses | **(9,494)** | - | **(14,309)** | - |
| Foreign currency (loss)/gain | **(2,106)** | 381 | **(1,795)** | 199 |
| **Total other expenses** | **(525,389)** | (348,582) | **(27,762)** | (13,481) |

(1) Includes business development costs of $10.7 million (2014: $13.3 million) on a consolidated basis.

## 6 NET FINANCE COSTS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Interest income | **6,808** | 3,723 | **699** | 426 |
| Borrowing costs | **(181,620)** | (123,377) | **(296)** | (1,613) |
| Unwinding of discount on site restoration | **(10,303)** | (9,941) | **-** | - |
| **Net finance (costs)/income** | **(185,115)** | (129,595) | **403** | (1,187) |

## 7 INCOME TAX

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| The major components of tax expenses are: | | | | |
| Current tax expense | **(28,328)** | (155,345) | **-** | - |
| Adjustments for current tax of prior periods | **14,250** | 23,554 | **2,798** | 57 |
| Deferred tax (expense)/income | **(133,558)** | (99,983) | **331** | 4,128 |
| **Income tax (expense)/benefit** | **(147,636)** | (231,774) | **3,129** | 4,185 |
| | | | | |
| **Reconciliation of income tax expense to prima facie tax payable:** | | | | |
| Profit before tax | **108,254** | 584,992 | **736,030** | 38,795 |
| | | | | |
| Tax at PNG rate for gas and non-oil (30%) | **(32,477)** | (175,501) | **(220,809)** | (11,639) |
| Restatement of deferred tax balances | **11,953** | (48,926) | **-** | - |
| Effect of differing tax rates across tax regimes | **(4,503)** | (13,630) | **-** | - |
| | **(25,027)** | (238,057) | **(220,809)** | (11,639) |
| **Tax effect of items not tax deductible or assessable:** | | | | |
| Over provisions in prior periods | **14,250** | 23,554 | **2,798** | 57 |
| Non-deductible expenditure | **(140,456)** | (23,747) | **(7,877)** | (4,578) |
| Non-assessable income | **4,017** | 2,170 | **4,017** | 2,170 |
| Reinstatement deferred tax assets | **-** | 4,306 | **-** | 4,306 |
| Exempt dividends | **15** | - | **225,000** | 13,869 |
| Other | **(435)** | - | **-** | - |
| **Income tax (expense)/benefit** | **(147,636)** | (231,774) | **3,129** | 4,185 |

100

2015
NOTES TO THE FINANCIAL STATEMENTS

## 7 INCOME TAX (CONTINUED)

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| **Deferred tax (expense)/income recognised in net (loss)/profit for each type of temporary difference:** | | | | |
| Exploration, development and production | **(139,791)** | (154,391) | **(442)** | 4,549 |
| Other assets | **2,419** | 2,294 | **–** | – |
| Provisions and accruals | **(6,893)** | 53,260 | **726** | (190) |
| Other items | **539** | (318) | **63** | (167) |
| Tax losses | **10,168** | (828) | **(16)** | (64) |
| **Deferred tax (expense)/income** | **(133,558)** | (99,983) | **331** | 4,128 |
| **Deferred tax assets** | | | | |
| Temporary differences: | | | | |
| Exploration, development and production | **248,406** | 262,395 | **22,105** | 26,226 |
| Other assets | **–** | 3,357 | **–** | – |
| Provisions | **149,270** | 141,419 | **726** | – |
| Tax losses recognised | **8,786** | 9,731 | **–** | – |
| Tax credits | **112,469** | 34,848 | **–** | – |
| | **518,931** | 451,750 | **22,831** | 26,226 |
| **Deferred tax liabilities** | | | | |
| Temporary differences: | | | | |
| Exploration, development and production | **619,155** | 455,631 | **–** | – |
| Prepayments and receivables | **11,119** | 11,033 | **150** | 63 |
| Other assets | **888** | 493 | **–** | – |
| | **631,162** | 467,157 | **150** | 63 |

## 8 EARNINGS PER SHARE

| | CONSOLIDATED | |
|---|---|---|
| | 2015 CENTS | 2014 CENTS |
| Basic (loss)/earnings per share | **(2.59)** | 23.84 |
| Diluted (loss)/earnings per share | **(2.59)** | 23.77 |

| | NO. | NO. |
|---|---|---|
| Weighted average number of ordinary shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows: | | |
| Basic earnings per share | **1,522,692,587** | 1,481,502,290 |
| Employee share appreciation rights and share rights | **–** | 540,762 |
| Employee performance rights | **–** | 3,815,607 |
| Diluted earnings per share | **1,522,692,587** | 1,485,858,659 |

Basic earnings and diluted earnings per share have been calculated on a net loss after tax of $39.4 million (2014: net profit of $353.2 million). There are nil share appreciation rights and share rights (2014: 1,968,748), and nil performance rights (2014: 4,070,768) which are dilutive potential ordinary shares and are therefore included in the weighted average number of shares for the calculation of diluted earnings per share. In 2014, the Restricted Share Plan Trust held 34,003 Oil Search Limited shares that may be used to settle dilutive potential ordinary shares which were taken into account in the calculation of diluted earnings per share.

OIL SEARCH *Annual Report 2015*
101

2015
NOTES TO THE FINANCIAL STATEMENTS

## 9 DIVIDENDS PAID OR PROPOSED

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Unfranked[1] dividends in respect of the year, | | | | |
| proposed subsequent to the year end: | | | | |
| Ordinary dividend[2] | **60,908** | 121,815 | **60,908** | 121,815 |
| Special dividend[2] | **-** | 60,908 | **-** | 60,908 |
| | **60,908** | 182,723 | **60,908** | 182,723 |
| Unfranked[1] dividends paid during the year: | | | | |
| Ordinary – previous year final | **121,815** | 29,892 | **121,815** | 29,892 |
| Special – previous year final | **60,908** | – | **60,908** | – |
| Ordinary – current year interim[3] | **91,362** | 30,416 | **91,362** | 30,416 |
| | **274,085** | 60,308 | **274,085** | 60,308 |

(1) As Oil Search Limited is a Papua New Guinea incorporated company, there are no franking credits available on dividends.

(2) On 22 February 2016, the Directors declared a final unfranked dividend of 4 cents per ordinary share for the current year (2014: 8 cents final dividend and a special dividend of 4 cents per ordinary share) to be paid on 31 March 2016. The proposed final dividend for 2015 is payable to all holders of ordinary shares on the Register of Members on 9 March 2016 (record date). The proposed final dividend has not been included as a liability in these financial statements.

(3) On 24 August 2015, the Directors declared an interim unfranked dividend of 6 cents per ordinary share (2014: 2 cents interim dividend), paid to the holders of ordinary shares on 29 September 2015.

## 10 RECEIVABLES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| **Current** | | | | |
| Trade debtors[1,2] | **54,887** | 126,652 | **-** | – |
| Other debtors[1] | **26,187** | 110,416 | **199** | 573 |
| Amounts due from subsidiary entities[3] | **-** | – | **1,280,165** | 775,440 |
| | **81,074** | 237,068 | **1,280,364** | 776,013 |

(1) During 2015, no current receivables have been determined to be impaired and no related impairment loss has been charged to the statement of comprehensive income (2014: nil).

(2) Credit sales are on terms between 8 and 30 days.

(3) Receivables from related entities are payable on call.

## 11 INVENTORIES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| **Current** | | | | |
| At cost | | | | |
| Materials and supplies | **102,565** | 129,706 | **-** | – |
| Petroleum products | **34,221** | 30,483 | **-** | – |
| | **136,786** | 160,189 | **-** | – |

102

2015
NOTES TO THE FINANCIAL STATEMENTS

## 12 OTHER FINANCIAL ASSETS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| **Non-current** | | | | |
| Loan receivable | **104,125** | 91,249 | **–** | – |

The loan receivable relates to cash advanced by Oil Search under a farm-in arrangement in respect of an exploration licence that remains subject to government approvals. The balance is comprised of both interest bearing, $39.0 million (2014: $30.9 million) and non-interest bearing, $65.2 million (2014: $60.3 million) components. Interest accrues at the lesser of 10% per annum or Libor plus 7.5%. An option agreement and a share pledge agreement are held over this receivable balance, permitting Oil Search to acquire an equity interest in the issued share capital of the borrower. This asset is not past due or impaired at the end of the reporting period. The loan receivable is payable based on contractual arrangements.

## 13 EXPLORATION AND EVALUATION ASSETS

### (a) Exploration and evaluation assets

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| At cost | **2,067,115** | 1,823,862 | **84,053** | 79,725 |
| Less impairment | **(646,464)** | (247,194) | **(23,793)** | (23,793) |
| | **1,420,651** | 1,576,668 | **60,260** | 55,932 |
| | | | | |
| Balance at start of year | **1,576,668** | 594,169 | **55,932** | 56,360 |
| Additions | **275,699** | 1,246,939 | **2,816** | 398 |
| Exploration costs expensed during the year | **(50,889)** | (109,132) | **(906)** | (826) |
| Changes in restoration obligations | **19,474** | 5,326 | **2,418** | – |
| Net exchange differences | **(1,030)** | (859) | **–** | – |
| Impairment | **(399,271)** | (159,775) | **–** | – |
| **Balance at end of year** | **1,420,651** | 1,576,668 | **60,260** | 55,932 |

Exploration and evaluation assets include $1,056.6 million (2014: $1,109.1 million) of licence acquisition costs and signature bonuses that are classified as intangible assets.

### (b) Impairment of non-current assets – Exploration and evaluation

At 31 December 2015 the Group assessed each exploration and evaluation asset to determine whether an indicator of impairment existed.

Where indicators were identified, the estimated recoverable amount for exploration and evaluation assets was determined based on their fair values less costs of disposal. If the recoverable amount of an asset was less than its carrying amount, the difference was realised as an impairment loss. The following impairment loss was recognised at 31 December 2015:

| ASSET | SEGMENT | EVENTS AND CIRCUMSTANCES | IMPAIRMENT AMOUNT $'000 | RECOVERABLE AMOUNT $'000 |
|---|---|---|---|---|
| K42 (Taza PSC) | MENA | Results from appraisal drilling programme that indicated the re-estimated resources are not economically recoverable | 399,271 | – |
| | | | **399,271** | **–** |

Fair value less costs of disposal for the Taza PSC was determined using the market approach. The fair value measurement is categorised as Level 3 in the fair value hierarchy.

103
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS

## 14 PROPERTY, PLANT AND EQUIPMENT

| | CONSOLIDATED OIL AND GAS | | | CONSOLIDATED OTHER PLANT AND EQUIPMENT | | | |
|---|---|---|---|---|---|---|---|
| | DEVELOPMENT $'000 | PRODUCING $'000 | TOTAL $'000 | MARINE $'000 | RIGS $'000 | CORPORATE $'000 | TOTAL $'000 |
| **2015** | | | | | | | |
| At cost | **446** | **8,880,329** | **8,880,775** | **75,101** | **84,479** | **125,392** | **284,972** |
| Accumulated amortisation, depreciation and impairment | **-** | **(1,857,001)** | **(1,857,001)** | **(3,980)** | **(57,835)** | **(94,650)** | **(156,465)** |
| | **446** | **7,023,328** | **7,023,774** | **71,121** | **26,644** | **30,742** | **128,507** |
| Balance at 1 January 2015 | **143,320** | **7,038,824** | **7,182,144** | **8,653** | **34,765** | **29,648** | **73,066** |
| Additions | **135,211** | **111,830** | **247,041** | **66,098** | **-** | **16,438** | **82,536** |
| Transfers | **(278,085)** | **278,085** | **-** | **-** | **-** | **-** | **-** |
| Disposals | **-** | **-** | **-** | **-** | **-** | **(5,528)** | **(5,528)** |
| Changes in restoration obligations | **-** | **(17,056)** | **(17,056)** | **-** | **-** | **(183)** | **(183)** |
| Net exchange differences | **-** | **-** | **-** | **-** | **-** | **(1,986)** | **(1,986)** |
| Amortisation and depreciation | **-** | **(388,355)** | **(388,355)** | **(3,630)** | **(8,121)** | **(7,647)** | **(19,398)** |
| **Balance at 31 December 2015** | **446** | **7,023,328** | **7,023,774** | **71,121** | **26,644** | **30,742** | **128,507** |
| **2014** | | | | | | | |
| At cost | 143,320 | 8,507,470 | 8,650,790 | 9,003 | 84,479 | 116,651 | 210,133 |
| Accumulated amortisation, depreciation and impairment | - | (1,468,646) | (1,468,646) | (350) | (49,714) | (87,003) | (137,067) |
| | 143,320 | 7,038,824 | 7,182,144 | 8,653 | 34,765 | 29,648 | 73,066 |
| Balance at 1 January 2014 | 6,400,179 | 330,828 | 6,731,007 | - | 41,739 | 26,707 | 68,446 |
| Additions | 456,621 | 105,677 | 562,298 | 9,003 | 702 | 12,088 | 21,793 |
| Transfers | (6,759,425) | 6,759,425 | - | - | - | - | - |
| Borrowing costs capitalised | 45,945 | - | 45,945 | - | - | - | - |
| Changes in restoration obligations | - | 120,698 | 120,698 | - | - | 40 | 40 |
| Net exchange differences | - | - | - | - | - | (710) | (710) |
| Amortisation and depreciation | - | (256,986) | (256,986) | (350) | (7,676) | (8,477) | (16,503) |
| Impairment | - | (20,818) | (20,818) | - | - | - | - |
| Balance at 31 December 2014 | 143,320 | 7,038,824 | 7,182,144 | 8,653 | 34,765 | 29,648 | 73,066 |

## 15 PAYABLES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| **Current** | | | | |
| Payables and accruals[1] | **209,755** | 312,665 | **1,832** | 9,399 |
| Deferred lease liability | **4,828** | 5,420 | **-** | - |
| | **214,583** | 318,085 | **1,832** | 9,399 |
| **Non-current** | | | | |
| Other payables | **8,055** | 8,462 | **-** | - |
| Deferred lease liability | **10,615** | 12,578 | **-** | - |
| | **18,670** | 21,040 | **-** | - |

(1) Trade creditors are normally settled on 30 day terms.

104

2015
NOTES TO THE FINANCIAL STATEMENTS

## 16 PROVISIONS

| | NOTES | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Employee entitlements | (i) | **6,106** | 6,923 | **–** | – |
| Site restoration | (ii) | **7,179** | – | **–** | – |
| Contingent consideration | | **2,000** | 2,000 | **–** | – |
| Other provisions | | **704** | 750 | **–** | – |
| | | **15,989** | 9,673 | **–** | – |
| **Non-current** | | | | | |
| Employee entitlements | (i) | **10,628** | 13,128 | **–** | – |
| Site restoration | (ii) | **384,136** | 392,524 | **2,418** | – |
| | | **394,764** | 405,652 | **2,418** | – |

### (i) Movement in employee entitlements provision

| | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|
| Balance at start of year | **20,051** | 20,025 | **–** | – |
| Additional provision recognised | **9,064** | 9,083 | **–** | – |
| Provision utilised | **(12,381)** | (9,057) | **–** | – |
| Balance at end of year | **16,734** | 20,051 | **–** | – |

The provisions represent amounts due to employees in respect of entitlements to annual leave and long service leave accrued under statutory obligations applicable in Australia, PNG and MENA. These amounts are payable in the normal course of business, either when leave is taken or on termination of employment.

### (ii) Movement in site restoration provision

| | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|
| Balance at start of year | **392,524** | 256,519 | **–** | – |
| Additional provision recognised | **516** | 126,064 | **2,418** | – |
| Provision utilised | **(12,028)** | – | **–** | – |
| Unwinding of discount | **10,303** | 9,941 | **–** | – |
| Balance at end of year | **391,315** | 392,524 | **2,418** | – |

These provisions are in relation to the estimated costs associated with the restoration of sites that will be incurred at the conclusion of the economic life of the producing assets in which the Group holds a participating interest.

## 17 BORROWINGS

| | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|
| **Current** | | | | |
| Finance lease | **1,117** | 249 | **–** | – |
| Secured loan from joint operation[1] | **289,255** | 102,139 | **–** | – |
| | **290,372** | 102,388 | **–** | – |
| **Non-current** | | | | |
| Finance lease | **72,902** | 8,622 | **–** | – |
| Revolving credit facility[1] | **–** | 150,000 | **–** | – |
| Secured loan from joint operation[1] | **3,939,376** | 4,160,055 | **–** | – |
| | **4,012,278** | 4,318,677 | **–** | – |

(1) Details regarding borrowings are contained in Note 26(f).

105
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS

## 18 SHARE CAPITAL AND RESERVES

| | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 |
|---|---|---|
| Issued 1,522,692,587 (2014: 1,522,692,587) | | |
| Ordinary shares, fully paid (no par value) | **3,147,340** | 3,147,340 |

| | 2015 SHARES | 2014 SHARES | 2015 $'000 | 2014 $'000 |
|---|---|---|---|---|
| **Movements in issued and fully paid shares** | | | | |
| Balance at the beginning of the year | **1,522,692,587** | 1,343,361,150 | **3,147,340** | 1,821,957 |
| Shares issued through private placement | **-** | 149,390,244 | **-** | 1,097,037 |
| DRP underwriting agreement[1] | | | | |
| Ordinary shares issued at $7.65 (2013 final dividend) | **-** | 2,196,784 | **-** | 16,794 |
| Ordinary shares issued at $8.35 (2014 interim dividend) | **-** | 2,309,820 | **-** | 19,287 |
| DRP[2] | | | | |
| Ordinary shares issued at $7.58 (2013 final dividend) | **-** | 1,744,275 | **-** | 13,066 |
| Ordinary shares issued at $7.79 (2014 interim dividend) | **-** | 1,360,542 | **-** | 11,161 |
| Shares issued under share purchase plan | **-** | 22,329,772 | **-** | 169,466 |
| Share issue costs | **-** | - | **-** | (1,428) |
| **Balance at the end of the year** | **1,522,692,587** | 1,522,692,587 | **3,147,340** | 3,147,340 |

(1) A fully underwritten DRP was utilised for all dividends paid during 2014.

(2) The price for shares issued under the DRP was calculated in accordance with the DRP Rules and was the arithmetic average of the daily volume weighted average sales price of all Oil Search shares sold on the Australian Securities Exchange (excluding off-market trades) during ten trading days following the Record Date for the dividend, less a discount of 2.00%.

| | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|
| **Reserves at the end of the year** | | | | |
| Foreign currency translation reserve[1] | **(18,741)** | (14,523) | **-** | - |
| Amalgamation reserve[2] | **-** | - | **(2,990)** | (2,990) |
| Reserve for treasury shares[3] | **(5,391)** | (8,099) | **(2,771)** | (5,479) |
| Employee equity compensation reserve[4] | **11,158** | 12,236 | **5,496** | 6,573 |
| | **(12,974)** | (10,386) | **(265)** | (1,896) |

(1) The foreign currency translation reserve is used to record foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries.

(2) The amalgamation reserve was used to record the retained earnings of entities amalgamated into the parent entity in 2006.

(3) The reserve for treasury shares is used to record the cost of purchasing Oil Search Limited shares by the Restricted Share Plan Trust.

(4) The employee equity compensation reserve is used to record the share-based remuneration obligations to employees in relation to Oil Search Limited ordinary shares as held by the Employee Options and Rights Share Plans and Share Appreciation Rights Share Plans, which have not vested as at the end of the year.

106

2015
NOTES TO THE FINANCIAL STATEMENTS

## 19 STATEMENT OF CASH FLOWS

### (a) Cash and cash equivalents

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Cash at bank and on hand[1] | 454,258 | 772,946 | 103,355 | 40,718 |
| Share of cash in joint operations | 31,221 | 43,540 | 105 | – |
| Interest-bearing short-term deposits[2,3,4] | 425,000 | 143,680 | – | 108,680 |
| | 910,479 | 960,166 | 103,460 | 149,398 |

(1) Includes $270.8 million (2014: $696.5 million) escrowed in the PNG LNG Project account. Refer to note 26 for further details.

(2) Includes $nil (2014: $2.0 million) held as security for letters of credit on issue.

(3) Includes $nil (2014: $107.0 million) held in escrow to meet future PNG LNG Project base equity commitments. Refer to note 26(f) for further details.

(4) Includes $10.1 million (2014: $10.1 million) in a debt service reserve account held with Australia & New Zealand Banking Group Limited, as required by the $500 million revolving facility agreement.

### (b) Reconciliation of cash flows from operating activities

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Net (loss)/profit after tax | (39,382) | 353,218 | 739,159 | 42,980 |
| Add/(deduct): | | | | |
| Exploration costs expensed[1] | 18,088 | 84,782 | 199 | 826 |
| Impairment expense | 399,271 | 180,593 | – | – |
| Loss/(gain) on disposal of non-current assets | 5,528 | (150) | – | – |
| Dividend income | – | – | (750,000) | (46,230) |
| Depreciation and amortisation | 407,753 | 252,671 | – | – |
| Non-cash interest expense | – | 108,289 | – | – |
| Unwinding of site restoration discount | 10,303 | 9,941 | – | – |
| Employee share-based remuneration | 10,199 | 10,335 | – | – |
| Exchange losses/(gain) – unrealised | 172 | (8,782) | 1,790 | (199) |
| Movement in tax provisions | 58,533 | 49,370 | 465 | (2,035) |
| Decrease/(Increase) in receivables | 81,011 | (16,585) | (5,043) | 2,483 |
| Decrease/(Increase) in inventories | 13,225 | (55,882) | (200) | 177 |
| Decrease/(Increase) in other current and non-current assets | 7,414 | (33,987) | – | – |
| Increase/(decrease) in payables | (166) | 57,602 | 8,692 | 1,275 |
| (Decrease)/Increase in provisions | (19,210) | 889 | – | – |
| | 992,121 | 639,086 | (744,097) | (43,703) |
| **Net cash from/(used in) operating activities** | 952,739 | 992,304 | (4,938) | (723) |

(1) Exploration costs expensed totalled $50.9 million (2014: $109.1 million) of which $18.1 million (2014: $84.8 million) represents the write-off of costs for unsuccessful wells which are not included in operating cash flows.

### (C) NON-CASH INVESTING AND FINANCING ACTIVITIES

| | CONSOLIDATED | |
|---|---|---|
| | 2015 $'000 | 2014 $'000 |
| Borrowing costs capitalised into developing assets[1] | – | 44,685 |
| Acquisition of marine assets by means of finance lease | 66,098 | 9,003 |

(1) This amount differs to the amount disclosed in Note 14 as interest on the Group's revolving credit facility is cash-settled when due.

107
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS

## 20 EMPLOYEE BENEFITS AND SHARE-BASED PAYMENTS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Salaries and short-term benefits | **174,422** | 201,087 | **-** | - |
| Post-employment benefits | **4,925** | 5,299 | **-** | - |
| Employee share-based payments | **10,199** | 10,335 | **-** | - |
| | **189,546** | 216,721 | **-** | - |

### Employee Share Rights, Share Option Plan and Share Appreciation Rights Plans

Share Rights (SR's) are granted for $nil consideration. A Share Right is a right to an allocation of ordinary shares in Oil Search Limited (at no cost) subject to continued employment at the vesting date. On the vesting date, the number of Share Rights that have vested will be automatically exercised and converted to ordinary shares in Oil Search Limited. Commencing with the 2014 grant, share appreciation rights (SAR's) are no longer awarded. Commencing with the 2010 grant, share options are no longer awarded.

There are currently 988 (2014: 1,064) employees participating in the Employee Share Rights, Share Options Plan and Share Appreciation Rights plans.

| | 2015 | 2014 | 2013 | 2012 | 2011 | 2009 |
|---|---|---|---|---|---|---|
| Share price at grant date | **A$8.15** | A$9.04 | A$8.04 | A$6.72 | A$6.92 | A$5.73 |
| Fair value | **A$6.86** | A$8.46 | A$1.67 | A$1.29 | A$1.73 | A$2.02 |
| Exercise date | **18 May 2018** | 19 May 2017 | 13 May 2016 | 15 May 2015 | 16 May 2014 | 13 May 2012 |
| Exercise price | **A$nil** | A$nil | A$7.82 | A$7.26 | A$6.98 | A$5.22 |
| **Number of awards** | | | | | | |
| Balance as at 1 Jan 2015 | **-** | 581,748 | 1,661,400 | 1,387,000 | - | - |
| Granted during year | **682,736** | - | - | - | - | - |
| Forfeited during year | **(114,467)** | (130,479) | (405,600) | (1,312,264) | - | - |
| Exercised during year | **-** | (930) | - | (74,736) | - | - |
| **Balance at 31 Dec 2015** | **568,269** | 450,339 | 1,225,800 | - | - | - |
| Avg. share price at date of exercise | **-** | A$7.13 | - | A$7.52 | - | - |
| | | | | | | |
| Balance at 1 Jan 2014 | **-** | - | 1,854,450 | 1,559,900 | 1,239,840 | 121,350 |
| Granted during year | **-** | 611,045 | - | - | - | - |
| Forfeited during year | **-** | (29,297) | (193,050) | (172,900) | (65,520) | (24,000) |
| Exercised during year | **-** | - | - | - | (1,174,320) | (97,350) |
| Balance at 31 Dec 2014 | **-** | 581,748 | 1,661,400 | 1,387,000 | - | - |
| Exercisable at 31 Dec 2014 | **-** | - | - | - | - | - |
| Avg. share price at date of exercise | **-** | - | - | - | A$9.13 | A$9.02 |

SR's, Options and SAR's were priced using a binomial option pricing model with the following inputs:

| | 2015 | 2014 | 2013 | 2012 | 2011 | 2009 |
|---|---|---|---|---|---|---|
| Volatility | **30%** | 20% | 25% | 30% | 30% | 40% |
| Dividend yield | **2.2%** | 2.2% | 0.48% | 0.60% | 0.60% | 2.00% |
| Risk free interest rate | **2.1%** | 2.85% | 2.53% | 2.43% | 4.88% | 4.55% |

108

2015
NOTES TO THE FINANCIAL STATEMENTS

## 20 EMPLOYEE BENEFITS AND SHARE-BASED PAYMENTS (CONTINUED)

### Performance Rights Plan

An employee Performance Rights Plan was established in 2004 where selected employees of the Group are granted rights over ordinary shares of Oil Search Limited. Vesting of the awards depends on Oil Search's Total Shareholder Return (TSR) performance over a three-year period relative to peer Groups of companies. The two peer groups are:

- The ASX50 (excluding property trusts and non-standard listings); and
- The constituents of the Standard and Poor's Global Energy Index. TSR outcomes for this international group are normalised against a US dollar base currency to provide consistency of measurement.

To determine the level of vesting of the awards, Oil Search's TSR over the three year performance period is ranked against the TSR of each company in the peer Groups over the same period.

For each peer Group, if Oil Search's TSR performance is:

- below median, that is the 50th percentile, no performance rights will vest;
- at the median, 25% of the performance rights granted will vest;
- greater than the median and less than the 75th percentile, the number of performance rights that will vest increases on a straight line basis from 25% to 50% of the total number of performance rights granted;
- at or above the 75th percentile, 50% of the performance rights granted will vest.

The rights are granted for nil consideration and are granted in accordance with guidelines approved by shareholders at the Annual Meeting in 2004. The rights cannot be transferred and are not quoted on the Australian Securities Exchange. There are currently 117 (2014: 163) employees participating in the Performance Rights Plans.

| EXECUTIVES | 2015 | 2014 | 2013 | 2012 | 2011 | 2009 |
|---|---|---|---|---|---|---|
| Grant date | **18 May 2015** | 19 May 2014 | 24 May 2013 | 21 May 2012 | 23 May 2011 | 1 June 2009 |
| Share price at grant date | **A$8.15** | A$9.04 | A$8.16 | A$6.72 | A$6.92 | A$5.73 |
| Fair value | **A$3.00** | A$5.59 | A$5.28 | A$4.52 | A$4.40 | A$4.70 |
| Exercise date | **18 May 2018** | 19 May 2017 | 20 May 2016 | 15 May 2015 | 23 May 2014 | 13 May 2012 |
| **Number of rights** | | | | | | |
| Balance at 1 January 2015 | **-** | 934,100 | 1,610,868 | 1,525,800 | – | – |
| Granted during year | **1,052,876** | – | – | – | – | – |
| Forfeited during year | **(32,382)** | (57,835) | (85,384) | (958,887) | – | – |
| Exercised during year | **-** | – | – | (566,913) | – | – |
| **Balance at 31 December 2015** | **1,020,494** | 876,265 | 1,525,484 | – | – | – |
| Average share price at date of exercise | **-** | – | – | A$7.70 | – | – |
| Balance at 1 January 2014 | **-** | – | 1,635,200 | 1,595,900 | 1,307,400 | 115,131 |
| Granted during year | **-** | 934,100 | – | – | – | – |
| Forfeited during year | **-** | – | (24,332) | (70,100) | (235,056) | – |
| Exercised during year | **-** | – | – | – | (1,072,344) | (115,131) |
| Balance at 31 December 2014 | **-** | 934,100 | 1,610,868 | 1,525,800 | – | – |
| Average share price at date of exercise | **-** | – | – | – | A$9.13 | A$9.03 |

| | 2015 | 2014 | 2013 | 2012 | 2011 | 2009 |
|---|---|---|---|---|---|---|
| Volatility | **30%** | 20% | 25% | 30% | 30% | 40% |
| Dividend yield | **2.2%** | 2.2% | 0.48% | 0.60% | 0.60% | 2.00% |
| Risk-free interest rate | **2.1%** | 2.85% | 2.60% | 2.43% | 4.88% | 4.16% |

For performance rights granted prior to 2010, the terms of the allocations provided for a 3 year vesting period followed by a 2 year exercise period. From 2010, all awards that satisfy their respective vesting conditions at the end of the 3 years vesting period are automatically exercised.

109
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS

## 20 EMPLOYEE BENEFITS AND SHARE-BASED PAYMENTS (CONTINUED)

### Restricted Share Plan

An employee Restricted Share Plan was established in 2007 where selected employees of the Group are granted restricted shares of Oil Search Limited.

Restricted shares are granted under the plan in two situations. Firstly, as a way of retaining key management and other employees, secondly, by way of a mandatory deferral of a portion of a selected participant's short-term incentive award. Awards under the Restricted Share Plan are structured as grants of restricted shares for nil consideration. Restricted shares will be held on behalf of participants in trust, subject to the disposal restrictions and forfeiture conditions, until release under the terms of the plan and in accordance with guidelines approved by shareholders at the Annual Meeting in 2007. There are currently 14 (2014: 10) employees participating in the Restricted Share Plan.

Restricted shares were priced at the closing share price at the grant date.

| EXECUTIVES | 2015 | 2015 | 2015 | 2014 | 2014 | 2014 | 2014 | 2014 | 2014 | 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| Grant date | **2 Nov 2015** | **18 May 2015** | **2 Mar 2015** | 7 Nov 2014 | 14 Oct 2014 | 14 Oct 2014 | 19 May 2014 | 19 May 2014 | 19 May 2014 | 10 Jan 2014 |
| Share price at grant date | **A$7.79** | **A$7.33** | **A$8.12** | A$8.69 | A$8.43 | A$8.43 | A$8.80 | A$7.92 | A$7.92 | A$7.72 |
| Exercise date | **30 Oct 2017** | **1 Jan 2017** | **31 Dec 2017** | 1 Mar 2016 | 1 Oct 2016 | 1 Oct 2015 | 1 Jan 2016 | 1 Jan 2016 | 1 Jan 2015 | 24 Feb 2016 |
| Exercise price | **$A nil** | **$A nil** | **$A nil** | $A nil | $A nil | $A nil | $Anil | $A nil | $A nil | $A nil |
| **Number of shares** | | | | | | | | | | |
| Balance at 1 January 2015 | **-** | **-** | **-** | 40,000 | 4,889 | 4,889 | 292,328 | 15,150 | 15,150 | 16,200 |
| Granted during year | **31,250** | **599,991** | **50,000** | – | – | – | – | – | – | – |
| Forfeited during year | **-** | **-** | **-** | – | – | – | – | – | – | – |
| Vested during year | **-** | **(45,162)** | **-** | – | – | (4,889) | (28,489) | – | (15,150) | – |
| Balance at 31 December 2015 | **31,250** | **554,829** | **50,000** | 40,000 | 4,889 | – | 263,839 | 15,150 | – | 16,200 |
| | | | | | | | | | | |
| Balance at 1 January 2014 | **-** | **-** | **-** | – | – | – | – | – | – | – |
| Granted during year | **-** | **-** | **-** | 40,000 | 4,889 | 4,889 | 292,328 | 15,150 | 15,150 | 16,200 |
| Forfeited during year | **-** | **-** | **-** | – | – | – | – | – | – | – |
| Vested during year | **-** | **-** | **-** | – | – | – | – | – | – | – |
| Balance at 31 December 2014 | **-** | **-** | **-** | 40,000 | 4,889 | 4,889 | 292,328 | 15,150 | 15,150 | 16,200 |

| EXECUTIVES | 2014 | 2013 | 2013 | 2012 | 2010 |
|---|---|---|---|---|---|
| Grant date | 10 Jan 2014 | 7 Mar 2013 | 7 Mar 2013 | 5 Mar 2012 | 27 Apr 2010 |
| Share price at grant date | A$7.72 | A$7.87 | A$7.87 | A$7.21 | A$5.79 |
| Exercise date | 24 Feb 2015 | 31 Oct 2014 | 1 Jan 2015 | 1 Jan 2014 | 27 Apr 2014 |
| Exercise price | $A nil | A$ nil | A$ nil | A$ nil | A$ nil |
| **Number of shares** | | | | | |
| Balance at 1 January 2015 | 16,200 | – | 321,230 | – | – |
| Granted during year | – | – | – | – | – |
| Forfeited during year | – | – | – | – | – |
| Vested during year | (16,200) | – | (321,230) | – | – |
| Balance at 31 December 2015 | – | – | – | – | – |
| | | | | | |
| Balance at 1 January 2014 | – | 40,000 | 321,230 | 72,648 | 100,000 |
| Granted during year | 16,200 | – | – | – | – |
| Forfeited during year | – | – | – | – | – |
| Vested during year | – | (40,000) | – | (72,648) | (100,000) |
| Balance at 31 December 2014 | 16,200 | – | 321,230 | – | – |

110

2015
NOTES TO THE FINANCIAL STATEMENTS

## 21 KEY MANAGEMENT PERSONNEL REMUNERATION

### Directors' and executive remuneration

Remuneration paid or payable, or otherwise made available, in respect of the financial year, to all directors and executives of Oil Search Limited, directly or indirectly, by the company or any related party:

| | DIRECTORS' | | EXECUTIVES | |
|---|---|---|---|---|
| | 2015 $ | 2014 $ | 2015 $ | 2014 $ |
| Short-term benefits | **5,116,289** | 6,384,952 | **6,551,341** | 7,561,613 |
| Long-term benefits | **39,816** | 131,575 | **69,056** | 44,089 |
| Post-employment benefits | **53,416** | 85,276 | **161,347** | 132,016 |
| Share-based payments | **2,099,471** | 2,392,579 | **3,180,303** | 2,823,572 |
| | **7,308,992** | 8,994,382 | **9,962,047** | 10,561,290 |

The number of directors and executives of Oil Search Limited whose remuneration falls within the following bands:

| | NO. | NO. | NO. | NO. |
|---|---|---|---|---|
| $110,000 – $119,999 | **1** | – | **-** | – |
| $170,000 – $179,999 | **2** | – | **-** | – |
| $180,000 – $189,999 | **1** | – | **-** | – |
| $190,000 – $199,999 | **2** | 1 | **-** | – |
| $210,000 – $219,999 | **-** | 3 | **-** | – |
| $220,000 – $229,999 | **-** | 1 | **-** | – |
| $230,000 – $239,999 | **-** | 1 | **-** | – |
| $390,000 – $399,999 | **1** | – | **-** | – |
| $460,000 – $469,999 | **-** | 1 | **-** | – |
| $660,000 – $669,999 | **-** | – | **1** | – |
| $840,000 – $849,999 | **-** | – | **1** | – |
| $960,000 – $969,999 | **-** | – | **1** | – |
| $970,000 – $979,999 | **-** | – | **1** | – |
| $1,070,000 – $1,079,999 | **-** | – | **-** | 1 |
| $1,130,000 – $1,139,999 | **-** | – | **1** | 1 |
| $1,140,000 – $1,149,999 | **-** | – | **1** | – |
| $1,170,000 – $1,179,999 | **1** | – | **1** | – |
| $1,200,000 – $1,209,999 | **-** | – | **-** | 1 |
| $1,330,000 – $1,339,999 | **-** | – | **-** | 1 |
| $1,360,000 – $1,369,999 | **-** | – | **1** | – |
| $1,380,000 – $1,389,999 | **-** | – | **-** | 1 |
| $1,410,000 – $1,419,999 | **-** | – | **-** | 1 |
| $1,430,000 – $1,439,999 | **-** | – | **-** | 1 |
| $1,490,000 – $1,499,999 | **-** | 1 | **-** | – |
| $1,570,000 – $1,579,999 | **-** | – | **-** | 1 |
| $1,680,000 – $1,689,999 | **-** | – | **1** | – |
| $4,680,000 – $4,689,999 | **1** | – | **-** | – |
| $5,730,000 – $5,739,999 | **-** | 1 | **-** | – |

OIL SEARCH *Annual Report 2015*
111

2015
NOTES TO THE FINANCIAL STATEMENTS

## 22 KEY MANAGEMENT PERSONNEL TRANSACTIONS

The directors and other key management personnel of Oil Search Limited during the year to 31 December 2015, and their interests in the shares of Oil Search Limited at that date were:

| | NO. OF ORDINARY SHARES | | NO. OF PERFORMANCE RIGHTS[1] | | NO. OF RESTRICTED SHARES[1] | |
|---|---|---|---|---|---|---|
| | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| **Directors** | | | | | | |
| PR Botten | **2,387,394** | 2,222,403 | **698,600** | 711,300 | **325,503** | 236,221 |
| G Aopi | **451,444** | 394,602 | **152,200** | 154,400 | **65,589** | 62,460 |
| KG Constantinou | **-** | - | **-** | - | **-** | - |
| FE Harris[2] | **31,961** | 31,961 | **-** | - | **-** | - |
| AJ Kantsler | **45,736** | 45,736 | **-** | - | **-** | - |
| RJ Lee | **96,829** | 71,829 | **-** | - | **-** | - |
| B Philemon | **7,241** | 7,241 | **-** | - | **-** | - |
| KW Spence | **25,000** | 25,000 | **-** | - | **-** | - |
| ZE Switkowski | **201,829** | 201,829 | **-** | - | **-** | - |
| **Other key management personnel** | | | | | | |
| P Cholakos | **230,417** | 174,770 | **156,909** | 159,800 | **69,319** | 61,833 |
| G Darnley-Stuart | **10,000** | - | **154,931** | 128,700 | **66,787** | 26,471 |
| J Fowles | **49,505** | 1,829 | **159,925** | 161,200 | **118,948** | 54,597 |
| S Gardiner | **347,484** | 295,167 | **154,697** | 146,700 | **69,947** | 61,856 |
| M Herrett | **1,829** | 1,829 | **132,781** | 87,700 | **58,630** | 33,206 |
| I Munro | **-** | - | **120,431** | 68,100 | **92,868** | 49,258 |
| K Wulff | **8,590** | - | **55,638** | - | **-** | - |
| M Kay[2] | **-** | - | **124,399** | 72,068 | **57,277** | 32,400 |
| P Caldwell[2] | **-** | - | **57,348** | 169,700 | **-** | 67,656 |

(1) Refer to note 20 for key terms.

(2) Number of ordinary shares held by the Director or Executive at date of ceasing employment with the Group.

Some directors and other key management personnel, or their related parties, hold positions in other entities that result in them having control or joint control over those entities.

Four of these entities transacted with the Group in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

| | TRANSACTIONS VALUE YEAR ENDED 31 DECEMBER | |
|---|---|---|
| **CONSOLIDATED** | 2015 $'000 | 2014 $'000 |
| Airways Hotel and Apartments Limited[1] | **7** | 55 |
| Airways Residence Limited[1] | **122** | 152 |
| Alotau International Hotel[1] | **2** | 9 |
| Lamana Hotel Port Moresby[1] | **41** | 69 |

(1) The Group acquired hotel, conference facility and accommodation services in PNG from Airways Hotel and Apartments Limited, Airways Residence Limited, Alotau International Hotel and Lamana Hotel Port Moresby, companies of which Sir KG Constantinou is a Director.

All services acquired were based upon normal commercial terms and conditions.

112

2015
NOTES TO THE FINANCIAL STATEMENTS

## 23 COMMITMENTS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| **Finance lease commitments** | | | | |
| Lease of PNG LNG marine vessels | | | | |
| Payable within 12 months | **10,436** | 1,284 | **-** | - |
| Payable 1 to 5 years | **41,744** | 5,135 | **-** | - |
| Payable greater than 5 years | **139,697** | 12,088 | **-** | - |
| | **191,877** | 18,507 | **-** | - |
| Future finance charges | **(117,858)** | (9,636) | **-** | - |
| Finance lease liability | **74,019** | 8,871 | **-** | - |
| **Operating lease commitments** | | | | |
| Rental of premises, equipment and LNG charter vessels | | | | |
| Payable within 12 months | **27,586** | 36,271 | **-** | - |
| Payable 1 to 5 years | **86,395** | 114,294 | **-** | - |
| Payable greater than 5 years | **142,123** | 139,561 | **-** | - |
| | **256,104** | 290,126 | **-** | - |
| **Expenditure commitments** | | | | |
| Capital expenditure commitments | **266,557** | 791,390 | **16,220** | 17,739 |
| Other expenditure commitments | **181,864** | 190,606 | **-** | - |
| | **448,421** | 981,996 | **16,220** | 17,739 |

## 24 AUDITOR'S REMUNERATION

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2015 $'000 | 2014 $'000 | 2015 $'000 | 2014 $'000 |
| Amounts paid or due and payable in respect of: | | | | |
| Audit and review of the Group's financial report | **303** | 377 | **100** | 125 |
| Other services | **38** | 91 | **-** | - |
| | **341** | 468 | **100** | 125 |

The audit fees are in Australian dollars and are translated at 0.7530 (2014: 0.9028).

113
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS

## 25 SUBSIDIARIES AND INTERESTS IN JOINT ARRANGEMENTS

### (a) Subsidiaries

| | COUNTRY OF INCORPORATION | OWNERSHIP INTEREST % 2015 | OWNERSHIP INTEREST % 2014 |
|---|---|---|---|
| **Parent entity** | | | |
| Oil Search Limited | PNG | | |
| **Consolidated entities** | | | |
| Oil Search (Middle Eastern) Limited | British Virgin Is. | **100** | 100 |
| Oil Search (Iraq) Limited | British Virgin Is. | **100** | 100 |
| Oil Search (Libya) Limited | British Virgin Is. | **100** | 100 |
| Oil Search (Tunisia) Limited | British Virgin Is. | **100** | 100 |
| Oil Search (Newco) Limited | British Virgin Is. | **100** | 100 |
| Oil Search (ROY) Limited | British Virgin Is. | **100** | 100 |
| Oil Search (Gas Holdings) Limited | PNG | **100** | 100 |
| Oil Search (Tumbudu) Limited | PNG | **100** | 100 |
| Oil Search (P'nyang) Holdings Limited | PNG | **100** | 100 |
| Oil Search (P'nyang) Limited | PNG | **100** | 100 |
| Oil Search (PNG) Limited | PNG | **100** | 100 |
| Oil Search (Drilling) Limited | PNG | **100** | 100 |
| Oil Search (Exploration) Inc. | Cayman Is. | **100** | 100 |
| Oil Search (LNG) Limited | PNG | **100** | 100 |
| Oil Search Finance Limited | British Virgin Is. | **100** | 100 |
| New Guinea Investments Limited | PNG | **100** | 100 |
| New Guinea (Petroleum) Limited | PNG | **100** | 100 |
| Oil Search Foundation Limited[1] | PNG | **100** | 100 |
| Papuan Oil Search Limited | Australia | **100** | 100 |
| Oil Search (Uramu) Pty Limited | Australia | **100** | 100 |
| Oil Search Limited Retention Share Plan Trust | Australia | **100** | 100 |
| Pac LNG Investments Limited | PNG | **100** | 100 |
| Pac LNG Assets Limited | PNG | **100** | 100 |
| Pac LNG International Limited | PNG | **100** | 100 |
| Pac LNG Overseas Limited | PNG | **100** | 100 |
| Pac LNG Holdings Limited | PNG | **100** | 100 |

(1) Oil Search Foundation Limited is Trustee of the Oil Search Foundation Trust, a not-for-profit organisation established for charitable purposes in PNG. This Trust is not controlled by Oil Search and is not consolidated within the Group.

### (b) Interests in joint operations

The principal activities of the following joint operations, in which the Group holds an interest, are for the exploration and production of crude oil and natural gas. The Group's interests in joint operations are as follows:

#### (i) Exploration licences

| | PRINCIPAL PLACE OF BUSINESS | % INTEREST | |
|---|---|---|---|
| | | 2015 | 2014 |
| PPL 233[1] | PNG | **52.50** | 52.50 |
| PPL 234[1,2] | PNG | **80.00** | 80.00 |
| PPL 339[1,4] | PNG | **70.00** | – |
| PPL 277[2] | PNG | **50.00** | 50.00 |
| Block 7[1] | Yemen | **34.00[3]** | 34.00[3] |

(1) Joint operation operated by an Oil Search Group entity.

(2) Subject to government approval.

(3) Participating interest is 34%. Paying interest is 40%.

(4) Subject to farm out/in agreement.

114

2015
NOTES TO THE FINANCIAL STATEMENTS

## 25 SUBSIDIARIES AND INTERESTS IN JOINT ARRANGEMENTS (CONTINUED)

### (ii) Gas licences

| | | PRINCIPAL PLACE OF BUSINESS | % INTEREST 2015 | % INTEREST 2014 |
|---|---|---|---|---|
| PDL 1 | Hides gas field | PNG | **16.66** | 16.66 |
| PDL 7 | South Hides gas field | PNG | **40.69** | 40.69 |
| PDL 8 | Angore gas field | PNG | **40.69** | 40.69 |
| PDL 9 | Juha gas field | PNG | **24.42** | 24.42 |
| PRL 3 | P'nyang gas field | PNG | **38.51** | 38.51 |
| PRL 9[1] | Barikewa gas field | PNG | **45.11** | 45.11 |
| PNG LNG | PNG LNG Project | PNG | **29.00** | 29.00 |
| PPFL 2 | PNG LNG Project | PNG | **29.00** | 29.00 |
| PL 4 | PNG LNG Project | PNG | **29.00** | 29.00 |
| PL 5 | PNG LNG Project | PNG | **29.00** | 29.00 |
| PL 6 | PNG LNG Project | PNG | **29.00** | 29.00 |
| PL 7 | PNG LNG Project | PNG | **29.00** | 29.00 |
| PL 8 | PNG LNG Project | PNG | **29.00** | 29.00 |

(1) Joint operation operated by an Oil Search Group entity.

### (iii) Other projects

| | PRINCIPAL PLACE OF BUSINESS | % INTEREST 2015 | % INTEREST 2014 |
|---|---|---|---|
| Papua New Guinea Liquefied Natural Gas Global Company LDC | Bahamas | **29.00** | **29.00** |
| Biomass | PNG | **70.00[1]** | **67.00** |

(1) Participating interest is 70%. Paying interest is 100%.

## (c) Interests in other arrangements

The Group participates in arrangements with other parties that have the same legal form as a joint operation but are not subject to joint control (as described in note 1(q)). The Group's interests in these arrangements are as follows:

### (i) Production licences

| | | PRINCIPAL PLACE OF BUSINESS | % INTEREST 2015 | % INTEREST 2014 |
|---|---|---|---|---|
| PDL 1[1] | Hides gas to electricity project | PNG | **100.00** | 100.00 |
| PDL 2[2] | Kutubu & Moran oil fields | PNG | **60.05** | 60.05 |
| PDL 2[2] | South East Mananda oil field | PNG | **72.27** | 72.27 |
| PDL 3[2] | South East Gobe oil field | PNG | **36.36** | 36.36 |
| PDL 4[2] | Gobe Main and South East Gobe oil fields | PNG | **10.00** | 10.00 |
| PDL 5 | Moran oil field | PNG | **40.69** | 40.69 |
| PDL 6[2] | Moran oil field | PNG | **71.07** | 71.07 |
| PL 1[2] | Hides gas pipeline | PNG | **100.00** | 100.00 |
| PL 2[2] | Kutubu oil pipeline | PNG | **60.05** | 60.05 |
| PL 3[2] | Gobe oil pipeline | PNG | **17.78** | 17.78 |

(1) The Group is operator of the gas to electricity project.
(2) Operated by an Oil Search Group entity.

OIL SEARCH Annual Report 2015
115

2015
NOTES TO THE FINANCIAL STATEMENTS

## 25 SUBSIDIARIES AND INTERESTS IN JOINT ARRANGEMENTS (CONTINUED)

### (ii) Exploration licences

| | PRINCIPAL PLACE OF BUSINESS | % INTEREST 2015 | % INTEREST 2014 |
|---|---|---|---|
| PPL 219[1] | PNG | **71.25** | 71.25 |
| PPL 244[1] | PNG | **40.00** | 40.00 |
| PPL 260[1] | PNG | **40.00** | 40.00 |
| PPL 269 | PNG | **10.00** | – |
| PPL 385[2] | PNG | **100.00** | 100.00 |
| PPL 402[1] | PNG | **50.00** | – |
| PPL 464 | PNG | **50.00** | – |
| Taza (K42)[1] | Iraq | **60.00**[3] | 60.00[3] |
| Tajerouine | Tunisia | **–**[5] | 50.00[4] |

(1) Operated by an Oil Search Group entity.

(2) Licence 100% owned by the Group. Disclosed for information purposes.

(3) Participating interest is 60%. Paying interest is 75%.

(4) Participating interest is 50%. Paying interest is 100%.

(5) Licence relinquished on 4 May 2015.

### (iii) Gas licences

| | | PRINCIPAL PLACE OF BUSINESS | % INTEREST 2015 | % INTEREST 2014 |
|---|---|---|---|---|
| PRL 8[1] | Kimu gas field | PNG | **60.71** | 60.71 |
| PRL 10[1] | Uramu gas field | PNG | **100.00** | 100.00 |
| PRL 14[1] | Cobra, Iehi, Bilip gas fields | PNG | **62.56** | 62.56 |
| PRL 15 | Elk/Antelope | PNG | **22.84** | 22.84 |

(1) Operated by an Oil Search Group entity.

## 26 FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial risk exposures arise in the course of the day-to-day operating activities of the Group, primarily due to the impact of oil price movements on revenue items and exchange rate and interest rate impacts on expenditure and statement of financial position items. The management of borrowings and cash also create liquidity and credit risk exposures. Monetary assets and liabilities denominated in currencies that are different to the Group's functional currency may also give rise to translation exposures.

The Group's overall approach to financial risk management is to enter into hedges using derivative financial instruments only in circumstances where it is necessary to ensure adequate cash flow to meet future financial commitments. Financial risk management is undertaken by Group Treasury and risks are managed within the parameters of the Board approved Financial Risk Management Policy.

### (a) Foreign exchange risk

The Group's revenue and major capital obligations are predominantly denominated in US$.

The Group's residual currency risk exposure mainly originates from two different sources:

- Administrative and business development expenditures incurred at the corporate level in Australian dollars (A$); and
- Operating and capital expenditures incurred by the Group in relation to its PNG operations in Papua New Guinea Kina (PGK) and A$.

The Group is not exposed to material translation exposures as the majority of its assets and liabilities are denominated in US$.

**Foreign exchange risk management**

The Group manages its exposure to foreign exchange rate volatility by matching the currency of its cost structure to its US$ revenue stream. Transaction exposures are netted off across the Group to reduce volatility and avoid incurring the dealing spread on transactions, providing a natural hedge. The residual operating cost exposures, primarily in A$, are recurring in nature and therefore no long-term hedging is undertaken to minimise the profit and loss impact of these exposures.

Cash flows related to joint ventures where Oil Search is the operator are managed independently to the Group's corporate exposures, reflecting the interests of joint arrangement partners in the operator cash flows. The operator's A$ and PGK requirements are bought on the spot market. Where these currencies are purchased in advance of requirements, A$ and PGK cash balances do not exceed three months' requirements.

As at 31 December 2015, there were no foreign exchange hedge contracts outstanding (2014: nil).

No currency sensitivity analysis is provided as there were no derivative financial instruments in place to hedge residual foreign exchange exposure and any non-derivative financial instruments are directly denominated in the functional currency of the entity in which it is taken out.

116

2015
NOTES TO THE FINANCIAL STATEMENTS

## 26 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

### (b) Interest rate risk

The Group is exposed to interest rate movements directly through borrowings and investments in each of the currencies of its operations. Surplus cash is invested in accordance with Board approved credit counterparty limits, based on minimum credit ratings, and managed to ensure adequate liquidity is maintained. Whilst some cash is held in PGK and A$, the Group's primary exposure is to US interest rates.

**Interest rate risk management**

Interest rate risk is managed on a Group basis at the corporate level. Limits on the proportion of fixed interest rate exposure are applied and interest rates may be fixed for a maximum term of four years or the remaining life of term debt facilities, whichever is the longer.

As at 31 December 2015, there was no interest rate hedging in place (2014: nil). Cash was invested in short-term instruments with an average maturity of 1 to 3 months.

**Interest rate sensitivity**

The sensitivity analysis below has been determined based on exposure to interest rates at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the year.

At the reporting date, if interest rates had been 25 basis points (2014: 25 basis points) higher or lower and all other variables were held constant, the Group's net (loss)/profit after tax would increase/decrease by $8.4 million (2014: $9.2 million).

At the reporting date, if interest rates had been 25 basis points (2014: 25 basis points) higher or lower and all other variables were held constant, the Parent entity's net profit after tax would increase/decrease by $0.3 million (2014: $0.4 million).

| CONSOLIDATED FINANCIAL INSTRUMENTS | FLOATING INTEREST RATE $'000 | FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS $'000 | 1-5 YEARS $'000 | MORE THAN 5 YEARS $'000 | NON-INTEREST BEARING $'000 | TOTAL CARRYING AMOUNT IN THE STATEMENT OF FINANCIAL POSITION $'000 |
|---|---|---|---|---|---|---|
| **2015** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and cash equivalents | **485,479** | **425,000** | **–** | **–** | **–** | **910,479** |
| Trade debtors | **–** | **–** | **–** | **–** | **54,887** | **54,887** |
| Other debtors | **–** | **–** | **–** | **–** | **26,187** | **26,187** |
| Loan receivable | **38,956** | **–** | **–** | **–** | **65,169** | **104,125** |
| Non-current receivables | **–** | **–** | **–** | **–** | **2,084** | **2,084** |
| **Total financial assets** | **524,435** | **425,000** | **–** | **–** | **148,327** | **1,097,762** |
| **Financial liabilities** | | | | | | |
| Payables and accruals | **–** | **–** | **–** | **–** | **209,755** | **209,755** |
| Other payables | **–** | **–** | **–** | **–** | **8,055** | **8,055** |
| Finance leases | **–** | **1,117** | **6,302** | **66,600** | **–** | **74,019** |
| Borrowings | **3,437,031** | **–** | **–** | **791,600** | **–** | **4,228,631** |
| **Total financial liabilities** | **3,437,031** | **1,117** | **6,302** | **858,200** | **217,810** | **4,520,460** |
| **2014** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and cash equivalents | 816,486 | 143,680 | – | – | – | 960,166 |
| Trade debtors | – | – | – | – | 126,652 | 126,652 |
| Other debtors | – | – | – | – | 110,416 | 110,416 |
| Loan receivable | 30,926 | – | – | – | 60,323 | 91,249 |
| Non-current receivables | – | – | – | – | 1,078 | 1,078 |
| **Total financial assets** | 847,412 | 143,680 | – | – | 298,469 | 1,289,561 |
| **Financial liabilities** | | | | | | |
| Payables and accruals | – | – | – | – | 312,665 | 312,665 |
| Other payables | – | – | – | – | 8,462 | 8,462 |
| Finance lease | – | 249 | 1,795 | 6,827 | – | 8,871 |
| Borrowings | 3,592,409 | – | – | 819,786 | – | 4,412,194 |
| **Total financial liabilities** | 3,592,409 | 249 | 1,795 | 826,613 | 321,127 | 4,742,192 |

117
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS

## 26 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

| PARENT FINANCIAL INSTRUMENTS | FLOATING INTEREST RATE $'000 | FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS $'000 | 1-5 YEARS $'000 | MORE THAN 5 YEARS $'000 | NON-INTEREST BEARING $'000 | TOTAL CARRYING AMOUNT IN THE STATEMENT OF FINANCIAL POSITION $'000 |
|---|---|---|---|---|---|---|
| **2015** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and cash equivalents | 103,460 | - | - | - | - | 103,460 |
| Other debtors | - | - | - | - | 199 | 199 |
| **Total financial assets** | 103,460 | - | - | - | 199 | 103,659 |
| **Financial liabilities** | | | | | | |
| Payables and accruals | - | - | - | - | 1,832 | 1,832 |
| **Total financial liabilities** | - | - | - | - | 1,832 | 1,832 |
| **2014** | | | | | | |
| **Financial assets** | | | | | | |
| Cash and cash equivalents | 40,718 | 108,680 | – | – | – | 149,398 |
| Other debtors | – | – | – | – | 573 | 573 |
| **Total financial assets** | 40,718 | 108,680 | – | – | 573 | 149,971 |
| **Financial liabilities** | | | | | | |
| Payables and accruals | – | – | – | – | 9,399 | 9,399 |
| **Total financial liabilities** | – | – | – | – | 9,399 | 9,399 |

### (c) Commodity price risk

The Group has exposure to commodity price risk associated with the production and sale of oil, condensate, natural gas and liquefied natural gas.

#### Commodity risk management

The Group does not seek to limit its exposure to fluctuations in oil prices; rather the central aim of oil price risk management is to ensure the Group's financial position remains sound and that the Group is able to meet its financial obligations in the event of low oil prices. Hedge cover targets are determined through detailed modelling of the Group's position under various oil price scenarios. Any hedging programmes entered into will ensure that maturities are spread over time and there are maximum hedge cover levels that apply to future years. This avoids the Group being forced to price a significant proportion of its exposure in an unfavourable oil price environment.

Under the PNG LNG Project financing there are restrictions relating to hedging activities that may be undertaken. Permitted hedging instruments as defined in the financing agreements, which must be non-recourse to the participant's Project interest and the Project property.

As at 31 December 2015, there was no oil price hedging in place (2014: nil). No commodity price sensitivity analysis is required as there was no hedging in place.

### (d) Credit risk

The Group has exposure to credit risk if counterparties are not able to meet their financial obligations to the Group. The exposure arises as a result of the following activities:

- Financial transactions involving money market, surplus cash investments and derivative instruments;
- Direct sales of liquefied natural gas, oil, condensate and gas;
- Other receivables; and
- Loan receivable.

#### Credit risk management

Global credit limits have been established across all categories of financial transactions. These limits are based on the counterparties' credit rating as issued by Standard and Poor's and Moody's.

The Group markets Kutubu crude oil, blended with PNG LNG condensate, on behalf of the Joint Lifting Consortium, primarily selling this product to investment grade counterparties. Sales to non-investment grade counterparties are secured by letters of credit from an investment grade bank.

An option agreement and a share pledge agreement are held as security for the third party loan receivable balance, permitting Oil Search Limited to acquire an equity interest in the issued share capital of the borrower (note 11).

At 31 December 2015 there was no significant concentration of credit risk exposure to any single counterparty (2014: nil).

118

2015
NOTES TO THE FINANCIAL STATEMENTS

## 26 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

The extent of the Group's credit risk exposure is identified in the following table:

| | NOTE | CONSOLIDATED 2015 $'000 | CONSOLIDATED 2014 $'000 | PARENT 2015 $'000 | PARENT 2014 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Cash at bank and on hand | 19(a) | **454,258** | 772,946 | **103,355** | 40,718 |
| Share of cash in joint operations | 19(a) | **31,221** | 43,540 | **105** | – |
| Interest-bearing short-term deposits | 19(a) | **425,000** | 143,680 | **–** | 108,680 |
| Receivables | 10 | **81,074** | 237,068 | **1,280,364** | 776,013 |
| Borrowings | 17 | **290,372** | 102,388 | **–** | – |
| **Total** | | **1,281,925** | 1,299,622 | **1,383,824** | 925,411 |
| **Non-current** | | | | | |
| Other assets – receivables | | **2,084** | 1,078 | **–** | – |
| Loan receivable | 12 | **104,125** | 91,249 | **–** | – |
| Borrowings | 17 | **4,012,278** | 4,318,677 | **–** | – |
| **Total** | | **4,118,487** | 4,411,004 | **–** | – |

### (e) Liquidity risk

The Group has exposure to liquidity risk if it is unable to settle financial transactions in the normal course of business and if new funding and refinancing cannot be obtained as required and on reasonable terms.

#### Liquidity risk management

The Group manages liquidity risk by ensuring it has sufficient funds available to meet its financial obligations on a day-to-day basis and to meet any unexpected liquidity needs in the normal course of business. The Group's policy is to maintain surplus immediate cash liquidity together with committed undrawn lines of credit for business opportunities and unanticipated cash outflows.

The Group also seeks to ensure maturities of committed debt facilities are reasonably well spread over time to minimise the Group's exposure to risk on the cost or availability of funds should the refinancing requirement coincide with unexpected short-term disruption or adverse fund-raising conditions in the capital markets. In order to avoid an exposure to any particular source of external funding the Group acknowledges the benefits of diversification of funding sources and where possible, aims to source its funds from a range of lenders, markets and funding instruments.

As at 31 December 2015, the Group has cash of $910.5 million (2014: $960.2 million), of which $425.0 million was invested in short-term instruments (2014: $143.7 million) and undrawn loan facilities of $748.0 million (2014: $600.0 million).

The table below shows the Group's non-derivative financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

#### Non-derivative financial liabilities

| | CARRYING AMOUNT $'000 | CONTRACTUAL CASH FLOWS TOTAL $'000 | LESS THAN 1 YEAR $'000 | 1 TO 5 YEARS $'000 | MORE THAN 5 YEARS $'000 |
|---|---|---|---|---|---|
| **2015** | | | | | |
| Payables and accruals | **209,755** | **209,755** | **209,755** | **–** | **–** |
| Other payables | **8,055** | **8,055** | **8,055** | **–** | **–** |
| Secured loan from joint operation | **4,228,631** | **5,479,128** | **449,662** | **1,962,007** | **3,067,459** |
| Finance leases | **74,019** | **191,877** | **10,436** | **41,744** | **139,697** |
| **Total** | **4,520,460** | **5,888,815** | **677,908** | **2,003,751** | **3,207,156** |
| **2014** | | | | | |
| Payables and accruals | 312,665 | 312,665 | 312,665 | – | – |
| Other payables | 8,462 | 8,462 | 8,462 | – | – |
| Secured loan from joint operation | 4,262,194 | 5,910,631 | 262,541 | 2,039,912 | 3,609,178 |
| Revolving credit facility | 150,000 | 151,772 | 895 | 150,877 | – |
| Finance lease | 8,871 | 18,507 | 1,284 | 5,135 | 12,088 |
| **Total** | 4,742,192 | 6,402,037 | 585,847 | 2,194,920 | 3,621,266 |

119
OIL SEARCH *Annual Report 2015*

2015
NOTES TO THE FINANCIAL STATEMENTS
26 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)
(f) Financing facilities
Syndicated revolving credit facility
Oil Search (Finance) Limited (“OSFL”) signed a five year non-amortising syndicated financing facility effective 29 October 2012 for $500 million. As part of the terms and conditions of this facility, OSFL has provided a charge over its credit account in Melbourne with Australia & New Zealand Banking Group Limited and Oil Search (PNG) Limited as guarantor, provided a charge over its credit account in Melbourne with Australia & New Zealand Banking Group Limited.
Bilateral facilities
Oil Search (PNG) Limited (“OSP”) entered into two separate three year bilateral revolving facilities effective 18 December 2015, with facility limits of $125 million each. As part of the terms and conditions of these facilities, OSP provided a charge over its credit account in Melbourne with Australia & New Zealand Banking Group Limited and the lenders have the benefit of security over OSFL’s credit account in Melbourne with Australia & New Zealand Banking Group Limited.
Secured loan from joint operation
Papua New Guinea Liquefied Natural Gas Global Company LDC, a limited duration company incorporated under the laws of the Commonwealth of the Bahamas (the “Borrower”) was organised to conduct certain activities of the PNG LNG Project outside of PNG, including the borrowing and on-lending to the Project participants of the Project Finance Debt Facility, and the purchase and re-sale of PNG LNG Project liquids and LNG. The Borrower is owned by each Project participant in a percentage equal to its interest in the PNG LNG Project (the Oil Search Limited Group interest at 31 December 2015 is 29.0% (December 2014: 29.0%)). Oil Search (LNG) Limited and Oil Search (Tumbudu) Limited are the Company’s participants in the PNG LNG Project (the “OSL Participants”).
Interest and principal on the Project Finance Debt Facility is payable on specified semi-annual dates, which commenced in June 2015, with the principal being repayable over 11.5 years based on a customised repayment profile.
The liquids and LNG sales proceeds from the PNG LNG Project are received into a sales escrow account from which agreed expenditure obligations and debt servicing are firstly made and, subject to meeting certain debt service cover ratio tests, surpluses are distributed to the Project participants.
The Borrower granted to the security trustee for the Project Finance Debt Facility:
a first-ranking security interest in all of its assets, with a few limited exceptions;
a fixed and floating charge over existing and future funds in the offshore accounts; a deed of charge (and assignment) over the sales contracts, LNG charter party agreements, rights under insurance policies, LNG supply and sales commitment agreements, on-loan agreements and the sales, shipping and finance administration agreements, collectively known as “Borrower Material Agreements”; and
a mortgage of contractual rights over Borrower Material Agreements.
The OSL Participants have granted the security trustee for the Project Finance Debt Facility a security interest in all their rights, titles, interests in and to all of their assets, excluding any non-PNG LNG Project assets. The Company, as the shareholder in the OSL Participants, has provided the security trustee for the Project Finance Debt Facility a share mortgage over its shares in the OSL Participants.
The Project Finance Debt Facility is subject to various covenants and a negative pledge restricting further secured borrowings, subject to a number of permitted lien exceptions. Neither the covenants nor the negative pledge have been breached at any time during the reporting period.
Financial Completion for the PNG LNG Project was achieved on 5 February 2015. From that date, the completion guarantee that was provided by the Company for its share of the Project Finance Debt Facility was released. The Company has not provided any other security.
(g) Capital management
The Group manages its capital to ensure that entities in the consolidated Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balances.
This involves the use of corporate forecasting models which facilitate analysis of the Group’s financial position including cash flow forecasts to determine the future capital management requirements. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Group’s operating and capital expenditure requirements.
(h) Fair values
All financial assets and financial liabilities are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at amortised cost. The fair values of financial assets and liabilities approximate their carrying amounts.
27 EVENTS OCCURRING AFTER THE REPORTING PERIOD
Subsequent to balance date, the Directors declared an unfranked final dividend of US four cents per share, to be paid on 31 March 2016. The proposed final dividend for 2015 is payable to all holders of ordinary shares on the Register of Members on 9 March 2016.
There were no other significant events after balance date.
120

DIRECTORS’ DECLARATION
for the year ended 31 December 2015
In accordance with a resolution of the Directors of Oil Search Limited, the Directors declare that:
(a) the attached financial statements and notes thereto of the consolidated entity:
(i) give a true and fair view of the consolidated entity’s financial position as at 31 December 2015, and its performance for the year ended on that date; and
(ii) comply with International Financial Reporting Standards; and
(iii) the attached financial statements and notes thereto comply with the reporting requirements of the Australian Securities Exchange Listing Rules; and
(b) in the opinion of the Directors, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due or payable.
This declaration has been made after receiving unqualified declarations from the Managing Director and the Chief Financial Officer, that are consistent with requirements under section 295A of the Australian Corporations Act 2001, for the year ended 31 December 2015.
Signed in accordance with a resolution of the Directors. On behalf of the Directors
Richard Lee
CHAIRMAN
Peter Botten
MANAGING DIRECTOR
Sydney, 22 February 2016
121
OIL SEARCH Annual Report 2015

INDEPENDENT AUDITOR’S REPORT
to the members of Oil Search Limited
Deloitte ®
Deloitte Touche Tohmatsu Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060 A.B.N. 74 490 121 060
Deloitte Tower, Level 12
Grosvenor Place Douglas Street
225 George Street Port Moresby
Sydney NSW 2000 PO Box 1275 Port Moresby
PO Box N250 Grosvenor Place National Capital District
Sydney NSW 1220 Australia Papua New Guinea
DX 10307SSE
Tel: +675 308 7000
Tel: +61 (0) 2 9322 7000 Fax: +675 308 7001
Fax: +61 (0) 2 9322 7001 www.deloitte.com.pg
www.deloitte.com.au
Independent Auditor’s Report to the members of Oil Search Limited
Report on the Financial Report
We have audited the accompanying financial statements of Oil Search Limited (the Company), which comprises the statement of financial position as at 31 December 2015, the statement of comprehensive income, the statement of cash flows and the statement of changes in equity for the year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year as set out on pages 88 to 121.
Directors’ Responsibility for the Financial Statements
The directors of the Company are responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards (including the interpretations of the International Financial Reporting Interpretations Committee) and the Papua New Guinea Companies Act 1997 and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards of Auditing. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control, relevant to the entity’s preparation of the financial report that gives a true and fair view, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Liability limited by a scheme approved under Professional Standards Legislation.
Member of Deloitte Touche Tohmatsu Limited.
122

INDEPENDENT AUDITOR’S REPORT
to the members of Oil Search Limited
Deloitte ®
Opinion
In our opinion,
(i) the financial statements of Oil Search Limited give a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2015 and of their performance for the year ended on that date in accordance with International Financial Reporting Standards (including the interpretations of the International Financial Reporting Interpretations Committee) and the Papua New Guinea Companies Act 1997 ; and
(ii) proper accounting records have been kept by the Company.
Other Information
We have no interest in the Company or any relationship other than that of the auditor of the Company.
Report on the Remuneration Report
We have audited the Remuneration Report included in pages 69 to 86 of the directors’ report for the year ended 31 December 2015. The directors of the Company are responsible for the preparation and presentation of the Remuneration Report and have voluntarily complied with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with International Standards on Auditing.
Opinion
In our opinion the Remuneration Report of Oil Search Limited for the year ended 31 December 2015, has been prepared in accordance with the requirements of section 300A of the Corporations Act 2001.
DELOITTE TOUCHE TOHMATSU DELOITTE TOUCHE TOHMATSU
Matthew Donaldson David Murray
Partner Partner
Chartered Accountants Chartered Accountants
Registered Company Auditor in Australia Registered under the Accountants Act, 1996
Sydney, 22 February 2016 Port Moresby, 22 February 2016
123
OIL SEARCH Annual Report 2015

# SHAREHOLDER INFORMATION

## OIL SEARCH LIMITED

ARBN 055 079 868

(a) The distribution of ordinary shares ranked according to size as at 10 March 2016 was:

| SIZE OF HOLDING | NUMBER OF HOLDERS | NUMBER OF SHARES | % OF ISSUED CAPITAL |
|---|---|---|---|
| 1 – 1,000 | 21,023 | 10,055,906 | 0.66 |
| 1,001 – 5,000 | 21,449 | 53,375,862 | 3.51 |
| 5,001 – 10,000 | 5,313 | 37,963,191 | 2.49 |
| 10,001 – 100,000 | 3,207 | 66,789,529 | 4.39 |
| 100,001 and over | 181 | 1,354,508,099 | 88.95 |
| **Total** | **51,173** | **1,522,692,587** | **100.00%** |

(b) The 20 largest ordinary shareholders representing 84.30% of the ordinary shares as at 10 March 2016 were:

| | SHAREHOLDER | NUMBER OF SHARES | % OF ISSUED CAPITAL |
|---|---|---|---|
| 1. | J P Morgan Nominees Australia Limited | 368,985,964 | 24.23 |
| 2. | HSBC Custody Nominees (Australia) Limited | 345,576,391 | 22.70 |
| 3. | Aust Executor Trustees Ltd <IPIC> | 196,604,177 | 12.91 |
| 4. | National Nominees Limited | 152,161,813 | 9.99 |
| 5. | Citicorp Nominees Pty Limited | 80,420,100 | 5.28 |
| 6. | BNP Paribas Nominees Pty Ltd <DRP> | 38,481,556 | 2.53 |
| 7. | AMP Life Limited | 18,179,683 | 1.19 |
| 8. | Australian Foundation Investment Company Limited | 16,482,507 | 1.08 |
| 9. | Citicorp Nominees Pty Limited <Colonial First State Inv A/C> | 14,058,952 | 0.92 |
| 10. | BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C> | 11,411,093 | 0.75 |
| 11. | RBC Investor Services Australia Nominees Pty Limited <PI Pooled A/C> | 7,294,528 | 0.48 |
| 12. | National Superannuation Fund Limited | 6,081,472 | 0.40 |
| 13. | Bainpro Nominees Pty Limited | 4,814,000 | 0.32 |
| 14. | UBS Nominees Pty Ltd | 3,814,536 | 0.25 |
| 15. | National Nominees Limited <DB A/C> | 3,694,483 | 0.24 |
| 16. | BNP Paribas Nominees Pty Ltd <Agency Lending Collateral> | 3,500,000 | 0.23 |
| 17. | Djerriwarrh Investments Limited | 3,107,213 | 0.20 |
| 18. | Mrs Frances Claire Fox <Thomas J Beresford Will A/C> | 3,006,829 | 0.20 |
| 19. | UBS Wealth Management Australia Nominees Pty Ltd | 2,969,207 | 0.19 |
| 20. | HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C> | 2,948,360 | 0.19 |
| **Total** | | **1,283,592,864** | **84.30** |

(c) Issued capital as at 10 March 2016 was:

- 1,522,692,587 ordinary fully paid shares
- 3,361,482 unlisted performance rights
- 656,118 restricted shares
- 1,230,450 share appreciation rights
- 1,005,469 share rights

The trustee for the employee share plan holds 736,369 shares that are available to satisfy the exercise of employee rights and options and vesting of restricted shares. The shares in the trust are part of the issued capital.

124

SHAREHOLDER INFORMATION
(d) The following interests were registered on the Company’s register of Substantial Shareholders as at 10 March 2016:
SHAREHOLDER NUMBER OF SHARES % OF ISSUED CAPITAL
International Petroleum Investment Company 196,604,177 12.91
The Capital Group Companies 156,875,026 10.30
NPCP Investments 149,390,244 9.81
(e) The Company’s ordinary fully paid shares are listed on the Australian Securities Exchange and the Port Moresby Stock Exchange. Shares are also listed in the United States of America, via American Depositary Receipts (ADRs).
(f) At 10 March 2016, 1,854 holders held unmarketable parcels of ordinary shares in the Company.
VOTING RIGHTS ATTACHED TO ORDINARY SHARES
1. On a show of hands, one vote per member.
2. On a poll, every member present shall have one vote for every share held by them in the Company.
125
OIL SEARCH Annual Report 2015

SHAREHOLDER INFORMATION
ANNUAL MEETING
Oil Search’s 2016 Annual Meeting will be held at the Crowne Plaza Hotel, Port Moresby, Papua New Guinea on Friday, 13 May 2016, commencing at 9:30am (Port Moresby time).
2015 FINAL DIVIDEND
The 2015 final dividend will be paid on 31 March 2016 to shareholders registered at the close of business on 9 March 2016.
The dividend will be paid in PNG Kina for those shareholders domiciled in Papua New Guinea, in GB Pounds for those shareholders that have lodged direct credit details requesting a GB credit with the Company’s share registry, Computershare, and in Australian dollars for all other shareholders. The exchange rates used for converting the US dollar dividend into the payment currencies are the rates as on the record date, 9 March 2016.
The dividend will be unfranked and no withholding tax will be deducted. The Company’s dividend reinvestment plan remains suspended.
SHARE REGISTRY
Enquiries
Oil Search’s share register is managed by Computershare Investor Services Pty Limited. Please contact Computershare for all shareholding and dividend related enquiries.
Change of shareholder details
Shareholders should notify Computershare of any changes in shareholder details via the Computershare website (www.computershare.com.au) or in writing (fax, email, mail). Examples of such changes include:
Registered name
Registered address
Direct credit payment details
Dividend payment currency preference.
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001
Australia
Telephone:
Within Australia: 1300 850 505
Outside Australia: +61 3 9415 4000
Facsimile: +61 3 9473 2500
Email: oilsearch@computershare.com.au
Website: www.computershare.com.au
AMERICAN DEPOSITARY RECEIPTS PROGRAMME
Bank of New York Mellon
ADR Division
22nd Floor
101 Barclay Street
New York
NY 10286
Telephone:
Within USA: +1 888 269 2377
Outside USA: +1 201 680 6825
Facsimile: +1 212 571 3050
SHARE CODES
ASX Share Code: OSH
POMSoX Share Code: OSH
ADR Share Code: OISHY
OIL SEARCH WEBSITE
A wide range of information on Oil Search is available on the Company’s website, at www.oilsearch.com. As well as reviews of Oil Search’s Board and senior management team, corporate governance practices, activities and sustainability initiatives, the following information for investors is available:
Share price information
Dividend information
Annual reports
Sustainability reports
Quarterly reports
Press releases
Profit announcements
Drilling reports
Presentations
Webcasts.
Investor information, other than about shareholdings and dividends, can be obtained by sending an email to: investor@oilsearch.com
126

SHAREHOLDER INFORMATION
KEY ANNOUNCEMENTS IN 2015
January 19 Memorandum of Understanding signed for expansion of PNG LNG Project
29 Release of 2014 4th Quarter results
February 6 PNG LNG Project achieves financial completion
11 Results of PRL 15 arbitration
24 Release of 2014 Full Year results
March 2 PRL 15 participants vote to appoint Total as operator
6 Ex-dividend date for 2014 final dividend
11 Record date for 2014 final dividend
April 8 Payment of 2014 final dividend
10 Release of 2014 Annual Report
21 Release of 2015 1st Quarter results
May 15 2015 Annual Meeting
July 3 Key facilities site locations selected by PRL 15 JV. Proposed development named Papua LNG Project
21 Release of 2015 2nd Quarter results
August 3 Papua LNG Project operator transition to Total completed
25 Release of 2015 Half Year results
September 4 Ex-dividend date for 2015 interim dividend
8 Record date for 2015 interim dividend
Non-binding indicative proposal received from Woodside Petroleum
14 Oil Search rejects Woodside proposal
29 Payment of 2015 interim dividend
October 20 Release of 2015 3rd Quarter results
December 8 Withdrawal of Woodside merger proposal
18 US$250 million of corporate facilities refinanced
31 End of Financial Year
2016 FINANCIAL CALENDAR(1)
January 27 Release of 2015 4th Quarter results
February 23 Release of 2015 Full Year results
March 8 Ex-dividend date for 2015 final dividend
9 Record date for 2015 final dividend
31 Payment of 2015 final dividend
April 8 Release of 2015 Annual Report
19 Release of 2016 1st Quarter results
May 13 2016 Annual Meeting
July 19 Release of 2016 2nd Quarter results
August 23 Release of 2016 Half Year results
September 6 Ex-dividend date for 2016 interim dividend
7 Record date for 2016 interim dividend
27 Payment of 2016 interim dividend
October 18 Release of 2016 3rd Quarter results
December 31 End of Financial Year
(1) Dates are subject to change.
127
OIL SEARCH Annual Report 2015

# TEN-YEAR SUMMARY

| | 2015 US$'000 | 2014 US$'000 | 2013 US$'000 | 2012 US$'000 |
|---|---|---|---|---|
| **INCOME STATEMENT**[1] | | | | |
| Revenue | **1,585,728** | 1,610,370 | 766,265 | 724,619 |
| Production costs | **(294,818)** | (235,380) | (126,442) | (112,042) |
| Other operating costs | **(154,469)** | (125,769) | (87,392) | (88,244) |
| Other income | **14,841** | 7,762 | 216 | 45,079 |
| **EBITDAX**[2] | **1,151,282** | **1,256,983** | **552,647** | **569,412** |
| Depreciation and amortisation | **(407,753)** | (252,671) | (50,201) | (49,457) |
| Exploration costs expensed | **(50,889)** | (109,132) | (107,424) | (143,970) |
| **EBIT**[3] | **692,640** | **895,180** | **395,022** | **375,985** |
| Net finance (costs)/income | **(185,114)** | (129,595) | (15,152) | (4,557) |
| Net impairment (losses)/reversals | **(399,271)** | (180,593) | - | (23,793) |
| **Profit before income tax** | **108,254** | **584,992** | **379,870** | **347,635** |
| Income tax expense | **(147,636)** | (231,774) | (174,148) | (171,801) |
| **Net (loss)/profit after tax** | **(39,381)** | 353,218 | 205,722 | 175,834 |
| Significant items | **399,271** | 180,593 | - | (22,796) |
| **Core Profit** | **359,890** | **533,811** | **205,722** | **153,038** |
| Dividends paid – ordinary | **(274,085)** | (60,308) | (53,532) | (53,143) |
| **BALANCE SHEET** | | | | |
| Total assets | **10,342,834** | 10,762,094 | 8,421,537 | 7,102,721 |
| Total cash | **910,479** | 960,166 | 209,661 | 488,274 |
| Total debt | **4,302,650** | 4,421,065 | 4,024,421 | 2,866,050 |
| Shareholders' equity | **4,709,361** | 5,025,476 | 3,421,052 | 3,208,346 |
| **OTHER INFORMATION** | **2015** | **2014** | **2013** | **2012** |
| Average realised oil and condensate price (US$/bbl) | **51.36** | 97.79 | 110.73 | 113.97 |
| Average realised LNG and gas price (US$/mmBtu) | **9.44** | 13.94 | - | - |
| Net annual oil and condensate production (mmbbl) | **8.89** | 7.93 | 5.82 | 5.50 |
| Net annual gas production (bcf)[4] | **103.84** | 57.87 | 5.51 | 5.27 |
| Total net annual production (mmboe)[5] | **29.25** | 19.27 | 6.74 | 6.38 |
| Exploration and evaluation expenditure (US$'000) | **275,699** | 1,246,939 | 293,985 | 240,615 |
| Assets in development expenditure (US$'000) | **135,211** | 502,566 | 1,214,615 | 1,492,529 |
| Producing assets expenditure (US$'000) | **111,830** | 105,677 | 152,600 | 111,498 |
| Operating cash flow (US$'000) | **952,739** | 992,304 | 366,804 | 196,226 |
| Operating cash flow per ordinary share (US cents) | **62.57** | 65.17 | 27.39 | 14.75 |
| Diluted EPS (after significant items) (US cents) | **(2.6)** | 23.8 | 15.3 | 13.2 |
| Diluted EPS (before significant items) (US cents) | **23.6** | 32.5 | 15.4 | 11.5 |
| Ordinary dividend per share (US cents) | **10.0** | 10.0 | 4.0 | 4.0 |
| Special dividend per share (US cents) | **-** | 4.0 | - | - |
| Gearing (%)[6] | **41.9%** | 40.8% | 52.7% | 42.6% |
| Return on average shareholders' funds (%) | **2.2%** | 8.4% | 6.2% | 5.6% |
| Number of issued shares – ordinary (000s) | **1,522,693** | 1,522,693 | 1,343,361 | 1,334,757 |
| **EXCHANGE RATES** | | | | |
| Year end A$ : US$ | **0.731** | 0.820 | 0.895 | 1.038 |
| Average A$ : US$ | **0.753** | 0.903 | 0.969 | 1.036 |

(1) Prior year comparatives have been restated where necessary, in order to achieve consistency with current year disclosures.
(2) Earnings before interest, tax, depreciation and amortisation, impairment and exploration.
(3) Earnings before interest, impairment and tax.
(4) Hides gas production for 2008 onwards includes vent gas. Vent gas was not reported prior to 2008.
(5) Gas and LNG volumes for 2014 onwards have been converted to barrels of oil equivalent using an Oil Search specific conversion factor of 5,100 scf = 1 boe, which represents a weighted average, based on Oil Search's reserves portfolio, using the actual calorific value of each gas volume at its point of sale. The change to a specific boe conversion factor more closely reflects the energy content of the Company's gas reserve portfolio compared to the previous conversion factor of 6,000 scf per boe. Note that prior year figures have not been restated. Minor variations to the conversion factors may occur over time.
(6) Net debt / (net debt and shareholders' funds).

128

# TEN-YEAR SUMMARY

| 2011<br>US$'000 | 2010<br>US$'000 | 2009<br>US$'000 | 2008<br>US$'000 | 2007<br>US$'000 | 2006<br>US$'000 |
|---|---|---|---|---|---|
| 732,869 | 583,560 | 512,154 | 814,330 | 718,755 | 645,070 |
| (93,919) | (87,770) | (84,104) | (92,870) | (93,650) | (78,655) |
| (53,362) | (24,078) | (18,663) | (23,399) | (26,209) | (23,825) |
| 138 | 3,158 | 14,914 | 126,145 | 1,291 | 260,488 |
| **585,726** | **474,870** | **424,301** | **824,206** | **600,187** | **803,078** |
| (51,307) | (49,874) | (105,416) | (127,230) | (135,939) | (102,975) |
| (60,633) | (131,188) | (75,729) | (91,234) | (163,324) | (46,765) |
| **473,786** | **293,808** | **243,156** | **605,742** | **300,924** | **653,338** |
| (658) | (826) | (3,326) | 6,093 | 22,791 | 21,802 |
| (33,227) | (15,808) | – | (91,530) | 129 | (65,180) |
| **439,901** | **277,174** | **239,830** | **520,305** | **323,844** | **609,960** |
| (237,418) | (91,572) | (106,150) | (206,943) | (185,972) | (197,978) |
| 202,483 | 185,602 | 133,680 | 313,362 | 137,872 | 411,982 |
| 33,227 | (41,488) | (34,058) | (73,396) | 3,621 | (204,437) |
| **235,710** | **144,114** | **99,622** | **239,966** | **141,493** | **207,545** |
| (52,663) | (52,087) | (67,359) | (89,415) | (89,587) | (100,739) |
| | | | | | |
| 5,702,034 | 4,370,067 | 3,077,390 | 2,005,457 | 1,833,479 | 1,802,755 |
| 1,047,463 | 1,263,589 | 1,288,077 | 534,928 | 343,578 | 477,884 |
| 1,747,567 | 929,720 | – | – | – | – |
| 3,017,232 | 2,798,467 | 2,593,181 | 1,593,227 | 1,389,132 | 1,340,980 |

| 2011 | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| 116.09 | 80.19 | 65.40 | 100.10 | 77.78 | 67.22 |
| – | – | – | – | – | – |
| | | | | | |
| 5.76 | 6.77 | 7.20 | 7.71 | 8.98 | 9.22 |
| 5.56 | 5.35 | 5.52 | 5.35 | 4.80 | 5.13 |
| 6.69 | 7.66 | 8.12 | 8.58 | 9.78 | 10.20 |
| | | | | | |
| 144,606 | 175,980 | 438,922 | 257,286 | 222,391 | 120,929 |
| 1,286,542 | 1,139,058 | – | 4,214 | 37,617 | 294 |
| 129,396 | 41,850 | 142,325 | 157,584 | 57,219 | 143,367 |
| | | | | | |
| 386,193 | 346,675 | 284,099 | 507,423 | 326,783 | 398,978 |
| 29.3 | 26.5 | 24.5 | 45.3 | 29.2 | 35.6 |
| 15.3 | 14.1 | 11.5 | 27.8 | 12.2 | 36.6 |
| 17.9 | 11.0 | 8.6 | 21.4 | 12.6 | 18.5 |
| 4.0 | 4.0 | 4.0 | 8.0 | 8.0 | 8.0 |
| – | – | – | – | – | – |
| | | | | | |
| 18.8% | – | – | – | – | – |
| 7.0% | 6.9% | 6.4% | 21.0% | 10.1% | 34.9% |
| | | | | | |
| 1,325,155 | 1,312,888 | 1,299,562 | 1,119,841 | 1,119,841 | 1,119,841 |
| | | | | | |
| 1.016 | 1.016 | 0.897 | 0.693 | 0.791 | 0.791 |
| 1.032 | 0.919 | 0.792 | 0.868 | 0.836 | 0.752 |

129

**OIL SEARCH** *Annual Report 2015*

GLOSSARY
$, $m, $bn
Dollars stated in US dollar terms unless otherwise stated.
1C
Low estimate of contingent resources.
1H, 2H
Halves of the calendar year. 1H (1 January – 30 June), 2H (1 July – 31 December).
1P
Proved reserves.
1Q, 2Q, 3Q, 4Q
Quarters of the calendar year. 1Q (1 January – 31 March), 2Q (1 April – 30 June), 3Q (1 July – 30 September), 4Q (1 October – 31 December).
2C
Best estimate of contingent resources.
2P
Proved and probable reserves.
Appraisal well
A well drilled to follow up an oil or gas discovery to evaluate its commercial potential.
barrel/bbl
The standard unit of measurement for oil and condensate production and sales.
bcf/bscf
Billion standard cubic feet, a measure of gas volume.
boe
Barrels of oil equivalent – the factor used to convert volumes of different hydrocarbon production to barrels of oil equivalent.
bopd
Barrels of oil per day.
Btu
British thermal units, a measure of thermal energy.
Condensate
Hydrocarbons which are in the gaseous state under reservoir conditions and which become liquid when temperature or pressure is reduced. A mixture of pentanes and higher hydrocarbons.
Core Profit
Net profit after tax before significant items.
Crude oil
Liquid petroleum as it comes out of the ground. Crude oils range from very light (high in gasoline) to very heavy (high in residual oils). Sour crude is high in sulphur content. Sweet crude is low in sulphur and therefore often more valuable.
Development well
Wells designed to produce hydrocarbons from a gas or oil field within a proven productive reservoir defined by exploration or appraisal drilling.
Deviated well
A well whose path has been intentionally diverted at an angle from vertical, often to reach a distant part of the reservoir and increase exposure to producing zones.
EBIT
Earnings before interest, impairment and tax.
EBITDAX
Earnings before interest, tax, depreciation/amortisation, impairment and exploration.
EITI
Extractive Industries Transparency Initiative.
FEED
Front end engineering and design. Conceptual design prior to detailed design.
FID
Final Investment Decision.
Gearing
Net debt / (net debt and shareholders’ funds).
GHG
Greenhouse gas.
Hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.
JV
Joint venture.
LNG
Liquefied natural gas.
LPG
Liquid petroleum gas.
LTI
Long-term incentive.
LTIR
Lost Time Injury Rate.
MENA
Middle East/North Africa.
mmbbl
Million barrels.
mmBtu
Million British thermal units.
130

GLOSSARY
mmscf/d
Million standard cubic feet per day.
MoU
Memorandum of Understanding.
MTPA
Million tonnes per annum (LNG).
Net debt
Total debt less cash and cash equivalents.
NITCS
National Infrastructure Tax Credit Scheme.
PDL
Petroleum Development Licence.
PIO
Performance and Innovation Office.
PJ
Petajoules – joules are the metric measurement unit for energy – a petajoule is equal to 1 joule x 1015.
PL
Pipeline Licence.
PNG
Papua New Guinea.
PNG LNG Project operator
ExxonMobil PNG Limited, a subsidiary of Exxon Mobil Corporation (ExxonMobil).
PPA
Power Purchase Agreement.
PPFL
Petroleum Processing Facilities Licence.
PPL
Petroleum Prospecting Licence.
PRL
Petroleum Retention Licence.
PSC
Production Sharing Contract.
Seismic survey
A survey used to gain an understanding of rock formations beneath the earth’s surface.
scf
Standard cubic feet, a measure of gas volume.
STI
Short-term incentive.
tcf
Trillion cubic feet, a measure of gas volume.
TRIR
Total Recordable Incident Rate.
TSR
Total Shareholder Return.
Definition of reserves and contingent resources
Estimates of reserves and contingent resources are conducted to Society of Petroleum Engineers (SPE) standards on a Proved (1P and 1C) and Proved and Probable (2P and 2C) basis.
Proved reserves
Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved (1P) reserves are probabilistically calculated reserves having a 90 per cent confidence level (P90); such reserves have a 90 per cent likelihood of being equalled or exceeded.
Probable reserves
Probable reserves are those reserves which geological and engineering data demonstrate to be potentially recoverable, but where some element of risk or insufficient data prevent classification as proven. Probable reserves are calculated by subtracting proven reserves from those probabilistically calculated reserves having a 50 per cent confidence level (P50). Therefore, “Proved plus Probable” (2P) reserves are defined as those reserves which have a 50 per cent likelihood of being equalled or exceeded.
Contingent resources
The Company’s technically recoverable resources for its discovered but uncommercialised gas fields are classified as contingent resources. 2C denotes the best estimate of contingent resources.
Conversion Factors
1 mmscf LNG Approximately 1.10 – 1.14 billion Btu*
1 tonne LNG Approximately 52 mmBtu
1 boe Approximately 5,100 standard cubic feet
(6,000 scf = 1 boe up to and including 2013)
Note: Minor variations in conversion factors may occur over time, due to changes in gas composition.
* Conversion factors used for forecasting purposes only.
131
OIL SEARCH Annual Report 2015

CORPORATE DIRECTORY
REGISTERED OFFICE
Oil Search (PNG) Limited
Ground Floor, Harbourside East Building
Stanley Esplanade
National Capital District
Port Moresby
Papua New Guinea
PO Box 842
Port Moresby
NCD 121
Papua New Guinea
Telephone: +675 322 5599
Facsimile: +675 322 5566
AUSTRALIAN OFFICE
Papuan Oil Search Limited
1 Bligh Street
Sydney NSW 2000
Australia
GPO Box 2442
Sydney NSW 2001
Australia
Telephone: +61 2 8207 8400
Facsimile: +61 2 8207 8500
YEMEN OFFICE
Oil Search (ROY) Limited
Haddah Street
Haddah Residential Complex
B6 Penthouse
Sana’a
Republic of Yemen
Telephone: +967 1 423 440/441/422
Facsimile: +967 1 410 314
DUBAI OFFICE
Oil Search (Middle Eastern) Limited
Al Saqr Business Tower
Level 8, Office 802
Sheikh Zayed Road
Dubai
United Arab Emirates
Telephone: +971 4 331 4884
Facsimile: +971 4 331 1610
TUNISIA OFFICE
Oil Search (Tunisia) Limited
Immeuble Regency – Bloc A Appt 401
Rue du Lac Leman
Les Berges du Lac, 1053
Tunis
Tunisia
Telephone: +216 71 860 532
Facsimile: +216 71 960 473
IRAQ OFFICES
Oil Search (Iraq) Limited
Erbil Office
Shirin Room
Level 1, Divan Hotel
Gulan Street
Erbil, Kurdistan
Iraq
Telephone: +964 53 328 2214
Facsimile: +61 2 8103 2037
Sulaymaniyah Office
Grand Millennium Hotel
Bakhtiary
Sulaymaniyah, Kurdistan
Iraq
Telephone: +964 (0) 780 194 6668
Facsimile: +61 2 8103 2037
132

ABOUT OIL SEARCH
Oil Search was established in Papua New Guinea (PNG) in 1929. More than 98% of its assets are in PNG, where it operates all of the country’s producing oil fields, holds an extensive appraisal and exploration portfolio and has a 29% interest in the PNG LNG Project, operated by ExxonMobil PNG Limited. This world-class liquefied natural gas (LNG) development, which came on-stream in 2014, has transformed Oil Search into a regionally significant oil and gas producer with a long-term, low cost, high quality LNG revenue stream. The Company also holds a 23% interest in the proposed Papua LNG Project, operated by Total SA, which has the potential to become PNG’s next major LNG development.
Oil Search has a clear strategy to drive future growth. This is focused on appraisal and exploration activities in PNG to prove up further gas to support potential PNG LNG Project expansion and the proposed Papua LNG Project which, once on-stream, have the potential to double Oil Search’s production. These projects are among the most competitive proposed new LNG developments in the world.
Oil Search is listed on the Australian and Port Moresby stock exchanges (OSH) and its ADRs trade on the US Over The Counter market (OISHY).
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Oil Search
www.oilsearch.com

APPENDIX “B” TO SCHEDULE A - FORM 51-102F3

REPORT OF MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

1.	Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

2.	The report referred to in item 3 of section 2.1 of NI 51-101 must in all material respects be in the following form:

Report of Management and Directors

on Reserves Data and Other Information

Management of Oil Search Limited (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

An independent qualified reserves evaluator has evaluated and reviewed the Company’s reserves data. The report of the independent qualified reserves evaluator is presented below.

The board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the Company’s reserves data; and

(c)	the content and filing of this report.

Because the reserves data is based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) “Peter Botten”	(signed) “Rick Lee”
Peter Botten	Rick Lee
Managing Director	Director

(signed) “Stephen Gardiner”	(signed) “Gerea Aopi”
Stephen Gardiner	Gerea Aopi
Chief Financial Officer	Director

June 27, 2016

A-1

APPENDIX “C” TO SCHEDULE A - FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of Oil Search Limited (the “Company”):

1.

We have evaluated the Company’s reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.

With the exception of the rollforward of the 2012 Certification to account for the two years of actual production since project startup, we carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (USMM$)
			Audited	Evaluated	Reviewed	Total

Netherland, Sewell & Associates, Inc.	December 31, 2015	Papua New Guinea	nil	9,956.0	nil	9,956.0

6.

In our opinion, with the exception of the rollforward of the 2012 Certification to account for the two years of actual production since project startup, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699
Dallas, Texas, USA
June 16, 2016

(signed) “C.H. (Scott) Rees III”

C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

APPENDIX “D” TO SCHEDULE A - AUDIT COMMITTEE DISCLOSURE

Composition of the Audit and Financial Risk Committee

Members comprising the Audit and Financial Risk Committee (the “Audit and Financial Risk Committee”) during the year were Dr. Agu Kantsler (Committee Chairman), Ms. Fiona Harris, Mr. Bartholomew Philemon and Dr. Zygmunt Switkowski. Mr. Richard Lee is an ex-officio attendee of the Audit and Financial Risk Committee. All Committee members are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

Dr . Agu Kantsler (Committee Chairman)

Dr Kantsler joined the Oil Search Board on 19 July 2010. Dr Kantsler worked with Woodside Petroleum for 15 years, where he was Executive Vice President Exploration and New Ventures from 1995 to 2009 and Executive Vice President Health, Safety and Security.

Ms. Fiona Harris

Ms Harris joined the Oil Search Board on 1 March 2013. Ms Harris has over 18 years of experience as a non-executive director, including on the boards of numerous resource and other companies in the ASX50, ASX100 and ASX200, and several with international operations. Ms Harris resigned on 17 December 2015.

Mr. Bartholomew Philemon

Mr Philemon joined the Oil Search Board on 5 November 2012. Mr Philemon is acknowledged as one of Papua New Guinea’s most influential leaders, with distinguished careers in both business and public service.

Dr. Zygmunt Switkowski

Dr Switkowski joined the Oil Search Board on 22 November 2010. Dr Switkowski’s career highlights include serving as Chief Executive Officer and Managing Director of Telstra, Chief Executive Officer of Optus and Chairman and Managing Director of Kodak (Australasia).

Mr. Richard Lee

Mr Lee joined the Oil Search Board on 9 May 2012 and was appointed Chairman on 28 February 2013.

The members of the Audit & Financial Risk Committee have experience and knowledge in relation to financial matters, accumulated either through executive roles they have held or a combination of significant executive and non-executive roles over a number of years.

Audit and Financial Risk Committee Oversight

At no time during the most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Oil Search Board.

Pre-Approval of Policies and Procedures

The Chairman of the Audit and Financial Risk Committee is required to approve all non-audit services performed by the external auditor, with the Audit and Financial Risk Committee to subsequently endorse any such engagements.

External Auditor Service Fees

The fees paid to the Oil Search’s external auditor for audit services are as follows:

Financial Year Ending	Audit Fees(2)		Audit Related Fees	Tax Fees	All Other Fees(3)
31 December 2015	US$	303,000	Nil	Nil	US$	38,000
31 December 2014	US$	377,000	Nil	Nil	US$	91,000

Notes:

(1)	The audit fees were paid in Australian dollars and were converted at a rate of 0.7530 for 2015 (2014: 0.9028).
(2)	The aggregate fees billed by Oil Search’s auditor for audit fees.
(3)	The aggregate fees billed for professional services rendered by Oil Search’s auditor for non-audit services.

Audit and Financial Risk Committee Charter

1.0 Role of Committee

The purpose of the Audit and Financial Risk Committee is to assist the Oil Search Board:

(a)

to fulfil its corporate governance and oversight responsibilities in relation to financial reporting, accounting policies, internal control systems, internal audit and compliance functions, external audit functions and Oil Search’s process for managing compliance with laws and regulations;

(b)	to review policies, processes, practices and reporting systems covering the Group’s exposure to business and financial risks; and

(c)	to affirm that all identified material risks arising in the course of the Group’s activities have clearly defined ownership/oversight within the Oil Search Board and Committee structure.

However, operations risk and the associated operations audit work program will be reviewed by the Health, Safety, and Sustainability Committee.

2.0	Duties and Responsibilities

2.1	External Audit

Review the half-year accounts and annual financial statements and make recommendations to the Oil Search Board, focusing particularly on:

(a)	The quality and acceptability of the accounting policies, practices and financial reporting disclosures and any changes thereto;

(b)	Review the management certifications regarding compliance with financial reporting obligations;

(c)	Major judgmental areas / unusual transactions including, inter alia the financial impact of contingent liabilities;

(d)	Significant adjustments resulting from the external audit;

(e)	The ongoing solvency of the business;

(f)	Compliance with loan agreements;

(g)	Compliance with accounting standards;

(h)	Compliance with financial reporting standards, stock exchange, regulatory and legal requirements; and

(i)	Mis-statements that have not been corrected and management’s response for not adjusting these.

Review other sections of the annual report, the ASX half year and full year results announcements and associated presentations and review the processes and procedures in relation to regulatory filings and the accuracy and completeness of the information released to the market.

Endorse any changes in accounting interpretations.

Review the external auditors’ engagement with respect to proposed audit scope and approach.

Review and confirm the independence of the external auditors. Review the performance of the external auditors.

Review the external auditors’ management letter.

Discuss and resolve problems and reservations arising from the interim and final external audits, and any matters the external auditors may wish to discuss (in the absence of management where necessary).

Make recommendations to Board on the appointment of the external auditors and the external auditors’ fee.

Review the carrying value of assets, in particular exploration and development assets, on a six monthly basis (or as required), to ascertain whether the assets are recorded at the appropriate level.

Examine, and if appropriate, approve any engagement of the external auditors as an external consultant.

2.2	Internal Audit

Review annually and, if required, approve amendments to the Assurance & Compliance Charter.

Confirm or amend the internal audit programme proposed by the Head of Assurance & Compliance including the proposed resourcing by external consultants.

Review, with the assistance of the Head of Assurance & Compliance, Oil Search’s internal control systems, in particular:

(a)	The budgeting / forecasting systems, financial reporting systems and controls;

(b)	The policies for ensuring compliance with regulatory and legal requirements;

(c)	The policies for preventing or detecting fraud;

(d)	Information technology security and control; and

(e)	Any findings generated by the external auditors’ review.

Review reports prepared by the Head of Assurance & Compliance, following audit reviews, to confirm that management is taking appropriate action to rectify identified weaknesses or problems.

Review the performance of the Head of Assurance & Compliance and any external consultants assisting with the internal audit programme.

2.3 Financial and Business Risks

Review Oil Search’s systems and processes and internal control environment intended to identify and manage significant financial risks.

Recommend to the Oil Search Board Oil Search’s objectives in managing financial risks.

Review and recommend to the Oil Search Board financial risk management strategies and the use of hedging and financial instruments for the management of commodity (LNG, oil and gas) price exposure, foreign exchange exposure, interest rate exposure and counterparty credit exposure, ensuring that where the use of these or like instruments creates other risks, these risks are also addressed.

Review and recommend to the Oil Search Board a group financial structure including but not limited to debt considerations, appropriate gearing levels, interest cover, liquidity levels and strategic tax planning.

Review compliance with financial risk management policies and lender financial covenants.

Review annually and, if required, approve amendments to the Assurance & Compliance Charter.

Confirm or amend the internal audit programme proposed by the Head of Assurance & Compliance including the proposed resourcing by external consultants.

Review, with the assistance of the Head of Assurance & Compliance, Oil Search’s internal control systems, in particular: Review any correspondence with and the findings of any enquiries, investigation, subpoena and request for information or other examination by any regulatory authorities other than those which relate to the duties of another Committee of the Oil Search Board.

Review the use by management of mitigants other than insurance and encourage management to see that these have been fully exploited, subject to an acceptable cost/benefit outcome.

Review scope, cover and cost of group insurances.

Review and endorse the Company’s annual Reserves and Resources Statement and approve the proposed annual reserves audit plan.

Review the appointment of external consultants assisting with the annual reserves audit plan.

3.0	Composition

The Committee will consist of at least three non-executive directors. At least one member of the Audit and Financial Risk Committee must have expertise in financial reporting and in risk management.

The Committee may require attendance by the Managing Director and the Chief Financial Officer to its meetings.

The Head of Assurance and Compliance will attend all Committee meetings.

The Committee may invite representatives of firms providing external and internal audit services to its meetings where appropriate.

The General Manager – Treasury and Insurance will act as secretary of the Audit and Financial Risk Committee.

4.0	Meetings

The Committee must meet at least three times a year including:

(a)	One meeting to review each of the Half Year and Annual Accounts; and

(b)	One meeting to review the annual external audit plan. Any Committee member may call a meeting of the Audit and Financial Risk Committee.

A notice confirming the date, time, venue and agenda must be forwarded to each member of the Audit and Financial Risk Committee at least one week prior to the date of the meeting. The notice must include all relevant supporting papers for the agenda items to be discussed.

The Chairman of the Committee will report the deliberations of each meeting of  the Audit and Financial Risk Committee to the subsequent Board meeting.

Where practicable, copies of agreed minutes of the Audit and Financial Risk Committee will be circulated to all Directors.

The quorum consists of at least three Committee members present in person or by telephone or video link.

The Committee may invite any executive management team members or other individuals to attend meetings of the Audit and Financial Risk Committee as they see appropriate.

5.0	Resources

The Committee will have unlimited access to the Head of Assurance & Compliance, the representatives of engaged audit firms and any employee to seek any information it considers necessary to carry out its duties.

The Head of Assurance and Compliance reports to the Chief Financial Officer and has unfettered access to the Audit and Financial Risk Committee, particularly its Chairman, and also to the Chairman of the Oil Search Board.

The Head of Assurance and Compliance is appointed and terminated by the Audit and Financial Risk Committee.

All external consultants assisting with the internal audit programme will report to the Head of Assurance & Compliance.

6.0	Duration

This charter will be reviewed annually by the Audit and Financial Risk Committee and the Oil Search Board.

APPENDIX “E” TO SCHEDULE A - CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The following directors are independent: Richard Lee, Kostas Constantinou, Eileen Doyle, Agu Kantsler, Bart Philemon, Keith Spence and Zygmunt Switkowski. Peter Botten and Gerea Aopi are not independent directors on the basis that they are employed by Oil Search. Peter Botten is the Managing Director and Gerea Aopi is the Executive General Manager – Stakeholder Engagement. Accordingly, seven out of nine directors of Oil Search are independent.

The independent directors gather on a number of occasions during the course of the year to discuss Board matters without the presence of the executive directors or other senior executives.

The table below sets out the attendance record of the directors at meetings of the Oil Search Board and its various committees during 2015.

	Board	Audit and Financial Risk Committee	Corporate Actions Committee	Health, Safety and Sustainability Committee	People and Nominations Committee
Gerea Aopi	8/8	—	—	4/4	—
Peter Botten	8/8	—	1/1	—	—
Kostas Constantinou	7/8	—	—	4/4	4/4
Fiona Harris(1)	3/8	2/4	—	2/4	—
Agu Kantsler	8/8	4/4	1/1	4/4	—
Richard Lee	8/8	3/4	1/1	3/4	4/4
Bartholomew Philemon	8/8	4/4	—	—	4/4
Keith Spence	8/8	—	1/1	4/4	4/4
Zygmunt Switkowski	8/8	4/4	1/1	—	4/4

Notes:

(1)	Ms Harris was on leave from the Oil Search Board during the second half of 2015 and resigned from the Oil Search Board on 17 December 2015, due to a health issue.
(2)

The Managing Director and Chief Financial Officer attend meetings at the request of the Committees. Other members of the Oil Search Board have attended various Committee meetings during the year. These attendances are not included in the above table.

(3)

In addition to attendance at scheduled Board and committee meetings included in the table above, the independent directors gather informally on a number of occasions during the course of the year to discuss Board matters without the presence of the executive directors or other senior executives.

Board Mandate

The Board is responsible for:

(a)

(strategic direction) setting and endorsing the strategic direction on all matters of importance to Oil Search, setting Oil Search’s financial objectives and making sure that the necessary financial and human resources are in place for Oil Search to meet its objectives;

(b)	(control and accountability) oversight of Oil Search, including its control and accountability systems;

(c)	(performance monitoring) making sure that the performance of management, Directors and the Oil Search Board itself, is regularly assessed and monitored;

(d)	(values and standards) setting Oil Search’s values and standards of conduct and ensuring that these are adhered to;

(e)	(stakeholders) safeguarding the interests of Oil Search’s shareholders, employees, customers, suppliers and the communities in which it operates;

(f)	(reputation) supervising and approving any action relating to matters which have the potential to have a material impact on the reputation of Oil Search;

(g)	(risk management) establishing a framework of prudent and effective controls which enable risk to be assessed and managed;

(h)

(environment) making sure that Oil Search conducts all its activities in an environmentally responsible way by planning and managing all activities to ensure minimum environmental impact and maximum sensitivity to the culture of the people they may affect;

(i)	(safety) making sure that all activities undertaken by Oil Search are conducted safely and so as to avoid accidents or injuries;

(j)

(sustainability) setting Oil Search’s strategic objectives, so that Oil Search can conduct its activities sustainably over the long term, and endorsing material initiatives to support delivery of those objectives. As appropriate, specific sustainability matters may also be referred to the relevant Board Committee.

(k)	(compliance) monitoring compliance with legal and ethical obligations; and

(l)	(remuneration) establishing the remuneration policy for Directors, executives and other employees of Oil Search.

Directorships

The following directors are presently directors of other reporting issuers (or the foreign equivalent):

•	Richard Lee is a director of Newcrest Mining Limited.

•	Peter Botten is a director of Business for Development.

•	Gerea Aopi is a director of Steamships Trading and Bank of South Pacific.

•

Kostas Constantinou is a director of Airways Hotel & Apartments Limited, Lamana Hotel Limited, Lamana Developments Limited, Hebou Constructions, Alotau International Hotel and Bank of South Pacific, Heritage Park Hotel, Honiara, Gazelle International Hotel Kokopo, Grand Pacific Hotel, Fiji, Taumeasina Island Resort, Samoa and Good Taste Company, New Zealand.

•	Agu Kantsler is the Managing Director of Transform Exploration Pty Ltd and the President of the Chamber of Commerce and Industry, WA.

•	Bart Philemon is a director of Highlands Pacific Limited and the Bank of Papua New Guinea.

•

Keith Spence is Chairman of Geodynamics Limited and Base Resources Limited. He chairs a number of other bodies, including the National Offshore Petroleum Safety and Environmental Management Authority Board. Mr Spence is a director of Independence Group NL and Murray and Roberts Holdings Limited.

•	Zygmunt Switkowski, is a director of Tabcorp Limited and Chairman of Suncorp Group and NBN Co. He is also Chancellor of the Royal Melbourne Institute of Technology (RMIT University).

•	Eileen Doyle is a director of GPT Group Limited, Boral Limited, Hunter Research Foundation and Knights Rugby League Pty Ltd.

Position Descriptions

Peter Botten, as the Managing Director, is responsible for:

(a)	the efficient and effective operation of Oil Search and the Oil Search group;

(b)	ensuring Directors are provided with accurate and clear information in a timely manner to promote effective decision-making by the Oil Search Board; and

(c)	ensuring all material matters that affect Oil Search and the Oil Search group are brought to the Oil Search Board’s attention.

Richard Lee is the independent chair of the Oil Search Board. The chair is responsible for:

(a)	leadership of the Oil Search Board;

(b)

efficient organisation and conduct of the Oil Search Board’s functions, including by facilitating effective contribution of all Directors and promoting constructive and respectful relations between Board members and between the Oil Search Board and management;

(c)	ensuring effective communication with shareholders and other stakeholders; and

(d)	liaison between the Oil Search Board and management

The chair of each Committee is responsible for reporting on the deliberations of that Committee to the Oil Search Board at the next Board meeting.

Orientation and Continuing Education

New directors participate in an induction programme to assist them in understanding Oil Search’s strategic objectives, values and culture, financial performance, operations and risk management systems. The induction process also covers Oil Search’s Code of Conduct and other corporate policies that Board members must comply with, and relevant administrative and procedural arrangements to promote the effective functioning of the Oil Search Board.

A programme of continuing education is offered to all directors, including the practice of inviting external industry and subject specialists to present to the Oil Search Board on matters of general relevance to Oil Search. During 2015, the Oil Search Board received presentations form external experts on human rights, petroleum tax regimes and Middle Eastern geopolitics

Ethical Business Conduct

Oil Search has a written Code of Conduct which is supported by a training module and periodic monitoring of compliance. All new employees and contractors to Oil Search are required to complete online training on the Code, with refresher training provided periodically. A copy of the Code of Conduct is available on Oil Search’s website.

The Code was supplemented in late 2014 by the introduction of a comprehensive framework of corruption prevention standards and procedures. During 2015, training on Corruption Prevention Framework was conducted across Oil Search, including via compulsory online training for all contractors, employees and directors.

The Board also has approved a Social Responsibility Policy that identifies Oil Search’s high level of commitment to acting in a socially responsible way, including with respect to human rights, stakeholder engagement and the environment. Specifically, Oil Search has committed to embedding the principles of the United Nations Global Compact and the Voluntary Principles on Security and Human Rights.

External assurance enhances the credibility and transparency of Oil Search’s social responsibility data among Oil Search’s stakeholders and helps identify improvements for future reporting. Oil Search obtains independent assurance over selected social responsibility data in accordance with Australian Standards on Assurance Engagements ASAE 3000.

Oil Search’s social responsibility reporting has been subject to independent assurance since 2011. It is Oil Search’s intention to continue obtaining assurance over these disclosures and it will look to expand and strengthen the scope of this assurance as Oil Search’s systems and processes mature. The assurance findings are presented to senior management and the Health, Safety and Sustainability Committee.

Oil Search has an Integrity Committee, comprising the Managing Director, the Executive General Managers, General Counsel, the Head of Assurance and Compliance and the General Manager Stakeholder Engagement and Social Responsibility.

The Integrity Committee monitors adherence to Oil Search’s Code of Conduct and reports breaches and the resulting corrective actions to the Oil Search Board. Senior management and members of the Oil Search Board are required to annually certify their compliance with the Code.

Oil Search’s Compliance Manager acts as secretary to the Integrity Committee. Oil Search’s Assurance and Compliance function also provides monitoring and testing of controls to ensure compliance with policies, procedures and relevant legislative and regulatory requirements. The results of investigations into Code of Conduct breaches are reported by Oil Search publicly every year.

In addition, Oil Search has procedures and standards in place in relation to the management of potential conflicts of interest. Under these procedures and standards, under the terms of their letters of appointment to the Oil Search Board, directors are required to promptly disclose any potential conflicts of interest. Potential conflicts are disclosed and reviewed at the start of each Board meeting and directors and officers identified to have a potential conflict are excluded from the meeting when the relevant matter is under consideration.

In addition, all senior managers are required to confirm they have appropriately disclosed all conflicts of interest that they are aware of in a bi-annual certification to the Managing Director and the Chief Financial Officer. Recorded conflicts are reviewed at least bi-annually by the Executive General Managers and the results of those reviews are reported to the Audit and Financial Risk Committee.

Nomination of Directors and Compensation

The People and Nominations Committee is responsible for providing advice and recommendations to identify new candidates for board nomination with the aim of ensuring that Oil Search:

(a)	has coherent remuneration policies and practices which are observed and which enable it to attract and retain the talent necessary to create value for shareholders;

(b)

fairly and responsibly rewards Directors, executives and other employees having regard to the performance of the Group, the general pay environment and the individual performance of each executive and employee; and

(c)	complies with all relevant legal and regulatory provisions.

The People and Nominations Committee also:

(a)	provides advice and recommendations to the Oil Search Board regarding the skills needed and available to the Oil Search Board to discharge its duties and add value to the Group.

(b)	considers, and recommends to the Oil Search Board, plans and candidates for non-executive director and senior executive succession.

(c)	reviews and oversees the implementation of the Group Code of Conduct.

(d)	reviews and oversees the key processes employed to identify and develop key talent across the Group.

(e)	oversees the establishment and monitoring of strategies to promote diversity, sets objectives on diversity and reviews achievements against those objectives.

At all times during 2015, the People and Nominations Committee consisted of independent directors only; an independent chairman; and a minimum of three members.

Compensation

For a description of director compensation, see “Schedule A – Information Concerning Oil Search – Statement of Executive Compensation”.

Certification Subcommittee

The Certification Subcommittee Charter sets out the role and terms of reference of the Certification Subcommittee. A copy of the Certification Subcommittee Charter and Terms of Reference is attached as Schedule L to the Information Circular.

•	Composition: The Certification Subcommittee must be composed of:

•	two (2) directors of Oil Search that are independent, determined in accordance with the ASX Corporate Governance Council Principles and Recommendations (being Mr. Keith Spence and Dr Agu Kantsler);

•	two (2) current directors of InterOil (being William Ellis Armstrong and Michael Hession); and

•

a person agreed between Oil Search and InterOil (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification.

•	Role: The role of the Certification Subcommittee is to oversee SPI (208)‘s involvement in the Interim Resource Certification process, including, but not limited to:

•

managing the rights and obligations of SPI (208) under the Total Sale Agreement in connection with the Interim Resource Certification process for the purposes of facilitating the calculation of the Redemption Amount;

•	preparing submissions and data on behalf of SPI (208) for delivery to each Expert undertaking the Interim Resource Certification in accordance and in compliance with the Total Sale Agreement; and

•

providing periodic reports on no less than a monthly basis to the Trustee in relation to the Interim Resource Certification process and compliance with the Total Sale Agreement to the Trustee under the CVR Agreement.

In undertaking its duties, the Certification Subcommittee must have regard to the interests of the CVR Holders in the accurate assessment of the PRL 15 2C Resources.

•

Resources: Under the CVR Agreement, Oil Search is required to provide the Certification Subcommittee with adequate financial and other support sufficient to allow it to perform its functions as contemplated by the CVR Agreement, including:

•	access to appropriate technical data (including the daily drilling and other reports issued by the operator of the PRL15 joint venture in connection with the Antelope-7 well);

•	office and administrative support;

•	access to experts (including secondees or independent consultants) if required; and

•	such other support as the Certification Subcommittee may reasonably request.

Other Board Committees

Corporate Actions Committee

The purpose of the Corporate Actions Committee is to assist the Oil Search Board in fulfilling its corporate governance and oversight responsibilities in relation to potential mergers, major acquisitions and divestments, capital raisings (debt, equity and hybrid) and other initiatives of a corporate nature as delegated by the Oil Search Board.

Health, Safety and Sustainability Committee

The purpose of the Health, Safety and Sustainability Committee is to assist the Oil Search Board to monitor the performance of Oil Search in respect of health, safety and sustainability matters. The role of the Health, Safety and Sustainability Committee is to oversee the strategies and processes adopted by management in these areas and to review whether Oil Search’s performance is in accordance with the Oil Search Board’s policies and expectations.

Assessments

The Oil Search Board operates a formal annual review process for the Oil Search Board and individual directors. The process involves each director completing a detailed questionnaire covering the performance of the Oil Search Board as a whole, the performance of each of the four Committees, the individual director’s own performance and the performance of the Chairman. The Chairman then meets with each director to review their responses to the questionnaire and to give the director the Chairman’s view on how the director has performed during the year. This formal review process was conducted in 2015 and was supplemented by a Board online governance survey in which both directors and members of the executive team participated.

SCHEDULE B

ARRANGEMENT RESOLUTION

1.

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving InterOil Corporation (the “Company”), its securityholders, and Oil Search Limited (“Parent”), all as more particularly described and set forth in the plan of arrangement (as may be amended, supplemented or varied, the “Plan of Arrangement”) attached as Schedule C to the Management Information Circular of the Company dated June 24, 2016 (the “Circular”), is hereby authorized and approved.

2.

The Amended and Restated Arrangement Agreement dated effective as of May 20, 2016 among Parent and the Company (as may be amended, supplemented or varied from time to time, the “Arrangement Agreement”), which includes the Plan of Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement, the Arrangement Agreement and the Plan of Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and the Plan of Arrangement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

3.

The Company is hereby authorized to apply for a final order from the Supreme Court of Yukon (the “Court”) to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

4.

Notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and agreed) by the securityholders of the Company or that the Arrangement has been approved by the Court in accordance with the YBCA, the directors of the Company are hereby authorized and empowered without further approval of the securityholders of the Company (i) to amend, modify, supplement or vary the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one director or officer of the Company is hereby, authorized, empowered and directed, for and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things as in such person’s determination may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement (including the execution and delivery of articles of arrangement), such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such acts or things.

B-1

SCHEDULE C

PLAN OF ARRANGEMENT

UNDER SECTION 195 OF THE

YUKON BUSINESS CORPORATIONS ACT

ARTICLE 1INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following words and terms have the meanings set out below:

“5 day VWAP” for a Parent Share means the volume weighted average traded price for Parent Shares on ASX for the period of five Business Days ending on the date immediately preceding the Calculation Date as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume Weighted Average Price” function;

“ADS” means an American Depositary Share;

“ADS Agreement” means the deposit agreement among Oil Search, the The Bank of New York Mellon as ADS Depositary, holders of Parent ADSs from time to time and all other persons indirectly or beneficially holding Parent ADSs from time to time.

“Arrangement Agreement” means the amended and restated arrangement agreement dated effective as of May 20, 2016 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B to the Arrangement Agreement;

“Arrangement” means an arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Parent and the Company, each acting reasonably);

“Business Day” means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto, Singapore or Australia are authorized by Law or executive order to be closed;

“Calculation Date” means the date of the Election Deadline;

“Cash Alternative” has the meaning ascribed thereto in Section 3.2(a) hereof;

“Cash Consideration” means, for each Company Share, (i) a cash amount equal to the Implied Value and (ii) one CVR Note;

“Cash Electing Shareholders” has the meaning ascribed thereto in Section 3.3(b) hereof;

“Company” means InterOil Corporation, a corporation existing under the laws of the Territory of Yukon;

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Incentive Plans” means the Company’s 2009 Stock Incentive Plan and, if approved at the Company’s 2016 annual and special meeting currently scheduled to be held on June 14, 2016, the Company’s 2016 Stock Incentive Plan;

“Company Option” means an option to purchase Company Shares granted under the Company’s Incentive Plans;

“Company RSU” means a restricted share unit granted under the Company’s Incentive Plans;

“Company RSU Holder” means a holder of Company RSUs;

“Company Securityholders” means, collectively, the holders of Company Shares, Company RSUs and Company Options;

“Company Shareholders” means the holders of Company Shares;

“Company Shares” means the common shares in the authorized share capital of Company;

“Consideration” means the consideration payable to Company Shareholders for their Company Shares, calculated and payable in accordance with this Plan of Arrangement;

“Court” means the Supreme Court of Yukon;

“CVR Agreement” means the CVR Note Trust Deed to be dated the date of the Effective Date between Parent and the Trustee (as defined thereunder);

“CVR Note” means an unsecured note issued by Parent pursuant to the CVR Agreement which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Agreement;

“Depositary” means such Person as Parent and the Company may jointly appoint, each acting reasonably, to act as depositary in relation to the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Company Meeting who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Yukon time) on the Effective Date or such other time as agreed to by Parent and Company in writing;

“Election Deadline” means 2:00 p.m. (New York time) on the Business Day that is anticipated to be three Business Days prior to the Effective Date (as mutually determined by Company and Parent, acting reasonably). The Company shall give at least two Business Days’ prior notice of the Election Deadline by means of press release disseminated on a newswire;

“Exchange Ratio” means 8.05;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the

Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Implied Value” means, for each Company Share, an amount equal to the product of the Exchange Ratio and the Parent Share Price;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Parent and the Company, each acting reasonably;

“Law” or “Laws” means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by Company to the Company Shareholders and Company RSU Holders and providing for the Company Shareholder’s and Company RSU Holders election with respect to the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Maximum Aggregate Cash Consideration” means the amount of cash equal to USD$770 million;

“Meeting Date” means the date of the Company Meeting or, if such meeting is adjourned or postponed, the date of such adjourned or postponed meeting;

“Parent ADS” means an ADS, each currently representing the right to receive ten ordinary Parent Shares (and includes any additional Parent Shares at any time deposited or deemed deposited under the ADS Agreement and any other securities, cash and property received by the ADS Depositary in respect thereof and at such time held under the ADS Agreement); provided, that Parent expects to enter into an amendment to the ADS Agreement following completion of the Arrangement to cause each Parent ADS to represent the right to receive two ordinary Parent Shares, following the effectiveness of which holders of Parent ADSs outstanding at such time will receive additional Parent ADSs to reflect such change.

“Parent Securities” means the Parent Shares and the ADSs representing the Parent Shares;

“Parent Share Price” means the 5 day VWAP converted to US dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia on the following website as at 10am (Sydney time) on the date following the Calculation Date: http://www.rba.gov.au/statistics/frequency/exchange-rates.html;

“Parent Shares” means the ordinary shares of Parent;

“Parent” means Oil Search Limited, a Papua New Guinea corporation;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 7.4 of the Arrangement Agreement and this plan of arrangement;

“Purchaser” means Oil Search (Yukon) Limited, a corporation existing under the laws of the Territory of Yukon that is a wholly-owned subsidiary of Parent;

“Share Alternative” has the meaning ascribed thereto in Section 3.2(a) hereof;

“Share Consideration” means, for each Company Share, (i) the number of Parent Shares equal to the Exchange Ratio in the form of Parent Shares or ADSs representing such number of Parent Shares, at the election of the Company Shareholder and (ii) one CVR Note;

“Shareholder Rights Plan” means the Company’s Shareholder Rights Plan adopted on May 29, 2013 (as it may be amended from time to time);

“Tax Act” means the Income Tax Act (Canada);

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(f) hereof; and

“YBCA” means the Business Corporations Act (Yukon).

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7	Other Definitional and Interpretive Provisions

(a)

References in this Plan of Arrangement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the respective meanings as defined in this Plan of Arrangement.

(c)	Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(d)

The words “hereof”, “herein”, “hereto”, “hereunder”, and “hereby” and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.

(e)

References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(f)

References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Plan of Arrangement, and as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute or other Law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or person until the Effective Time.

2.2	Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding at and after the Effective Time upon Parent, Purchaser, Company, the Company Securityholders, including Dissenting Shareholders, the Depositary and the registrar and transfer agent of Company.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)

notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(b)	each Dissent Share shall be transferred by such Dissenting Shareholder to Purchaser (free and clear of any Liens) in accordance with, and for the consideration contemplated in, Article 4;

(c)	all Company Options, to the extent not exercised prior to the Effective Time, shall be deemed terminated without any payment in respect thereof;

(d)

the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Company RSUs, and the Company shall allot and issue to each Company RSU Holder such number of Company Shares as are due to such holder under the terms of such RSUs and thereafter (i) the Company Incentive Plans will terminate and none of the former holders of Company RSUs or Company Options shall have any rights, liabilities or obligations in respect of the Company Incentive Plans and (ii) the Company RSU Holders will be treated in all respects as Company Shareholders with respect to the Company Shares issued pursuant to this Section 3.1(d);

(e)	the following shall occur and be deemed to occur concurrently:

(i)

in consideration for the Consideration issued or paid to the Company Shareholders by Parent for the benefit of Purchaser in Subsection 3.1(e)(iii), Purchaser shall issue to Parent a number of common shares of Purchaser with an aggregate fair market value equal to the fair market value of such Consideration;

(ii)

an amount equal to the fair market value of the Consideration issued or paid to the Company Shareholders by Parent for the benefit of Purchaser in Subsection 3.1(e)(iii) shall be added to the stated capital account of Purchaser in respect of the common shares of Purchaser issued to Parent in Subsection 3.1(e)(i); and

(iii)

Purchaser shall purchase all of the issued and outstanding Company Shares for the Consideration (to be issued or paid directly by Parent) and each Company Share (other than any Dissent Share) shall be transferred to Purchaser (free and clear of any Liens) in exchange for:

(A)	the Share Consideration to be issued directly by Parent to the Company Shareholder for the benefit of Purchaser; or

(B)	the Cash Consideration to be issued or paid directly by Parent to the Company Shareholder for the benefit of Purchaser,

in each case in accordance with the election or deemed election of such Company Shareholder pursuant to Section 3.2, in each case, subject to proration in accordance with Section 3.3;

(f)	with respect to each Company Share transferred in accordance with Section 3.1(b) or Section 3.1(e):

(i)

the registered holder thereof shall cease to be the registered holder of such Company Share and shall cease to have any rights in respect of such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of transfer prescribed in Section 3.1(b) or Section 3.1(e), as applicable;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Share; and

(iii)

Purchaser will be the holder of all of the outstanding Company Shares as of the time of transfer prescribed in Section 3.1(b) or Section 3.1(e), as applicable and the central securities register of Company shall be revised accordingly and Purchaser shall be entitled to all of the rights and privileges attached to the Company Shares.

(g)

the transfers, exchanges, issuances and terminations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Consideration Elections

With respect to the transfer of Company Shares pursuant to Section 3.1(e):

(a)

each Company Shareholder (other than Dissenting Shareholders) may elect to receive, in respect of each Company Share transferred, the Share Consideration (the “Share Alternative”) or the Cash Consideration (the “Cash Alternative”), and, for the avoidance of doubt, each Company RSU Holder shall be entitled to make the same election in respect of the Company Shares to be issued to such Company RSU Holder pursuant to Section 3.1(d);

(b)

each Company Shareholder or Company RSU Holder who (i) elects Share Consideration or (ii) elects Cash Consideration but ultimately ends up receiving Share Consideration as a result of the proration contemplated by Section 3.3, may elect to receive such Share Consideration (other than the CVR Note) in the form of Parent Shares or Parent ADSs. The Company Shareholder or Company RSU Holder may also choose to make no election, in which case if they receive Share Consideration, they will be deemed to have elected Parent Shares;

(c)

the elections provided for in Section 3.2(a) and Section 3.2(b) shall be made by a Company Shareholder or Company RSU Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s or Company RSU Holder’s elections, together with certificates (if any) representing such Shareholder’s Company Shares or Company RSUs;

(d)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder or Company RSU Holder; and

(e)

any Company Shareholder and Company RSU Holder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 and the Letter of Transmittal and Election Form, shall be deemed to have elected the Share Alternative and to have elected to receive Parent Shares pursuant to the Share Alternative;

3.3	Proration

With respect to the transfer of Company Shares pursuant to Section 3.1(e):

(a)	the maximum aggregate amount of cash payable under the Cash Alternative to Company Shareholders pursuant to Section 3.1(e) shall not exceed the Maximum Aggregate Cash Consideration; and

(b)

if the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to Company Shareholders who have elected the Cash Alternative (the “Cash Electing Shareholders”) exceeds the Maximum Aggregate Cash Consideration, the amount of cash consideration payable to the Cash Electing Shareholders shall be limited to the Maximum Aggregate Cash Consideration and shall be allocated pro rata (on a per Company Share basis) among such Cash Electing Shareholders, and each such Cash Electing Shareholder shall receive Parent Shares as consideration for the balance of the Cash Consideration otherwise payable to it which exceeds the amount of cash so allocated to the Cash Electing Shareholder (calculated by valuing each Parent Share at the Parent Share Price).

3.4	Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a particular Company Shareholder under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded to the nearest whole cent.

3.5	No Fractional Securities

In no event shall any Company Shareholder be entitled to a fractional Parent Security. Where the aggregate number of Parent Securities to be issued to a Company Shareholder as consideration under the Arrangement would result in a fraction of a Parent Security being issuable, the number of Parent Securities to be received by such Company Shareholder shall be rounded to the nearest whole Parent Security (with fractions equal to or greater than one half of one Parent Security being rounded up). For greater certainty, no other consideration will be paid or issued to a Company Shareholder in lieu of the issuance of any such fractional Parent Security.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

Each registered Company Shareholder as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to Company Shares held by such Company Shareholder pursuant to Section 193 of the YBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding subsection 193(5) of the YBCA, the written objection to the Arrangement Resolution referred to in subsection 193(5) of the YBCA must be received by the Company not later than 4:00 p.m. (New York time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)

are ultimately entitled to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have transferred such Dissent Shares (without any further authorization, act or formality and free and clear of any Liens) to Purchaser in accordance with Section 3.1(b) as of the time prescribed in Section 3.1(b) at the fair value of the Dissent Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the Effective Time; or

(ii)

are ultimately not entitled, for any reason, to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be deemed to have elected to receive, and shall receive, the consideration set forth in Section 3.2(e).

(b)

In no event shall Parent, Purchaser, Company, the Depositary or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Company as at the Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and prior to the Effective Time, Parent shall deliver or arrange to be delivered to the Depositary the Consideration, including customary evidence representing the Parent Securities required to be issued to the Company Shareholders in accordance with Section 3.1(e) hereof, which Parent Security evidence shall be held by the Depositary as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1(e), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, the Consideration which such Company Shareholder has the right to receive under the Arrangement for such Company Shares and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, a Company RSU Holder, in his, her or its capacity as such, shall not be obligated to deposit certificates representing the underlying Company Shares (including those received pursuant to Section 3.1(d)) in order to receive the Consideration which such Company RSU Holder has the right to receive under the Arrangement for such Company Shares if certificates representing such Common Shares have not been issued (and the Letter of Transmittal and Election Form shall provide for same).

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in Parent, Purchaser or Company. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser.

(d)

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Company Shareholder to receive the Consideration for Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser.

(e)

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary (acting reasonably) in such sum as Parent may direct, or otherwise indemnify Parent and Company in a manner satisfactory to Parent and Company, acting reasonably, against any claim that may be made against Parent, Purchaser and Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(f)

Parent, Purchaser, Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as Parent, Purchaser, Company or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Parent, Purchaser, Company or the Depositary shall also have the right to withhold such number of Parent Securities otherwise issuable to such Person pursuant to this Plan of Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation in respect of such Person; provided that no sales of any such Parent Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law.

(g)	Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

(h)

No dividend or other distribution declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 5.1. Subject to applicable Law and to this Section 5.1, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares.

5.2	Illegality of Delivery of Parent Securities or CVR Notes

(a)

Notwithstanding anything herein to the contrary, if Parent reasonably believes that it would be contrary to applicable Law to issue Parent Securities or CVR Notes pursuant to the Arrangement to a Company Shareholder, the Parent Securities or CVR Notes (as applicable) that otherwise would be issued to that person will be issued to the Depositary for sale by the Depositary on behalf of that person; provided that if Parent ADSs would otherwise have been issued to such person, then Parent Shares rather than Parent ADSs will be issued to the Depositary for sale in accordance with the foregoing. The Parent Shares or CVR Notes (as applicable) so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as Parent determines in its sole discretion, acting reasonably and in good faith, provided that no sales of any such Parent Shares or CVR Notes shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Laws. The Depositary and Parent shall not be obligated to seek or obtain a minimum price for any of the Parent Shares or CVR Notes (as applicable) sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Parent Shares or CVR Notes (as applicable) sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Parent Shares or CVR Notes (as applicable) and any amount withheld in respect of Taxes) in lieu of the Parent Securities or CVR Notes (as applicable) that such person would otherwise have received. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of the Company, Purchaser, Parent or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

Parent and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Company and Parent, may be proposed by Company and Parent at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is consented to by each of Company and Parent and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)

Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE D

FAIRNESS OPINION

600 Travis Street
Suite 3700
Houston, TX 77002

May 19, 2016

Board of Directors

InterOil Corporation

163 Penang Road

#06-02 Winsland House II

Singapore 238463

Members of the Board:

We understand that InterOil Corporation (“InterOil” or the “Company”) and Oil Search Limited (“Oil Search” or the “Buyer”) propose to enter into an Arrangement Agreement, substantially in the form of the draft dated May 18, 2016 (the “Arrangement Agreement”), which provides, among other things, for the acquisition of the Company by Oil Search (or its wholly owned subsidiary) pursuant to an arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Yukon). Pursuant to the Arrangement, the Company will become a (direct or indirect) wholly owned subsidiary of Oil Search, and each outstanding common share of the Company (the “Company Common Shares”) will be converted into the right to receive (a) ordinary shares of Oil Search (“Buyer Ordinary Shares”) at an exchange ratio equal to 8.05 (the “Exchange Ratio”), subject to adjustment in certain circumstances pursuant to the Arrangement Agreement and (b) one contingent value right (the “CVR”) entitling the holder to receive a cash payment from Oil Search pursuant to the terms of the CVR Notes Trust Deed (the “CVR Agreement”), substantially in the form annexed to the Arrangement Agreement, subject to adjustment in certain circumstances (together, the “Consideration”). As an alternative to the Buyer Ordinary Shares, shareholders have the right to elect to receive cash equal to (x) the product of the Exchange Ratio and (y) the five day VWAP of the Buyer Ordinary Shares (converted into US dollars) on the date that is three business days before the effective date of the Arrangement (subject to proration to limit the total cash amount to US$770,000,000). The terms and conditions of the Arrangement are more fully set forth in the Arrangement Agreement, the CVR Agreement and the Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement (the “Plan of Arrangement”).

You have asked for our opinion as to whether the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement is fair from a financial point of view to the holders of the Company Common Shares.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Arrangement, prepared by the management of the Buyer;

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Arrangement on the Buyer’s net asset value per share, certain valuation multiples, certain financial ratios and consolidated capitalization;

8)	Reviewed the reported prices and trading activity for the Company Common Shares and the Buyer Ordinary Shares;

9)

Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Shares and the Buyer Ordinary Shares with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Reviewed the Arrangement Agreement, the Plan of Arrangement, the CVR Agreement and certain related documents; and

12)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, and we have not attempted to verify independently, the accuracy, completeness and fair presentation of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer and formed a substantial basis for this opinion. With respect to the financial projections prepared by management of the Company and the Buyer that have been provided to us, we have assumed that such financial projections have been reasonably prepared using the assumptions identified therein and on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Buyer with respect to the future financial performance of the Company and the Buyer. Although we have included the CVR (as described in the CVR Agreement) in certain of our analyses, we express no opinion as to the likelihood of whether the certification of any particular resource size (as referenced in the CVR Agreement and upon which the contingent consideration that is to be received pursuant to the CVR is conditioned) will be achieved. While we have considered the potential value of the CVR under different possible resource certification outcomes, with the permission of the Board of Directors, we have not attributed a specific value to the CVR for purposes of arriving at the conclusion expressed in this letter. In addition, we have assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement and the Plan of Arrangement without any waiver, amendment or delay of any material terms or conditions. We have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective. We are not legal, tax or regulatory advisors and are not providing legal, tax or regulatory advice to the Board of Directors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We have not met separately with the independent auditors of the Company and, with the permission of the Board of Directors, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors therein and the Company’s interim unaudited financial statements. We express no opinion with respect to the fairness of the amount or nature of the compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Arrangement as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have acted as financial advisor to the Board of Directors in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Arrangement. In the two years prior to the date hereof, we have provided financial advisory services for the Buyer and have received fees in connection with such services. In the two years prior to the date hereof, we have not been engaged on any financial advisory or financing assignments for the Company, and have not received any fees for such services from the Company during this time; however, during the six month period prior to May 2014, Morgan Stanley and its affiliates received fees for financial advisory services provided to the Company. The aggregate amount of such fees received from the Buyer and the Company, respectively (as identified and determined in accordance with Morgan Stanley’s customary conflicts-related policies and procedures), has been disclosed to the Board of Directors. Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in (i) the management information circular of the Company to be mailed to holders of the Company Common Shares in connection with the Arrangement and (ii) the materials to be filed with the applicable court in connection with seeking a final order approving the Plan of Arrangement. In addition, this opinion does not in any manner address the prices at which the Buyer Ordinary Shares or the CVR will trade following consummation of the Arrangement or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Arrangement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement is fair from a financial point of view to the holders of the Company Common Shares.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	“Michael Harris”

	Name:	Michael Harris
	Title:	Managing Director

SCHEDULE E

CVR AGREEMENT

CVR Note Trust Deed

CVR Note Trust Deed

Contents

1	Definitions and Interpretation		1
	1.1	Definitions	1
	1.2	Interpretation	5
	1.3	Terms of Issue	5
	1.4	Interpretation of inclusive expressions	5
2	Issue, Status and Voting		6
	2.1	Issue	6
	2.2	Status	6
	2.3	Voting	6
3	Form and Title		6
	3.1	Form	6
	3.2	Title	6
	3.3	No certificates	6
4	Redemption		6
	4.1	Conditions precedent	6
	4.2	Redemption	7
	4.3	Indebtedness of Issuer	7
	4.4	Purchase of CVR Notes	7
	4.5	Cancellation of CVR Notes	7
	4.6	Interest	7
5	The Register		7
6	Meetings		7
7	Events of Default		8
8	Enforcement		9
	8.1	Enforcement on direction of CVR Noteholders	9
	8.2	Enforcement by Note Trustee	9
	8.3	Indemnification of Note Trustee	9
	8.4	Enforcement by CVR Noteholders	9
	8.5	Invalid resolution	9
	8.6	No proceedings	9
9	Issuer Representations and Warranties		10
	9.1	Representations and warranties	10
	9.2	No other representation or warranty	10
	9.3	Exclusion	10
10	Certification Subcommittee		10
11	Issuer Undertakings		11
12	Note Trustee Covenants		13
	12.1	General	13
	12.2	To act continuously as trustee	13
	12.3	Note Trustee’s Duties	14
	12.4	No dispositions of assets except in accordance with Transaction Documents	14
	12.5	Perform Transaction Documents	14
13	Note Trustee Powers and Discretions		14
	13.1	Powers of the Note Trustee	14
	13.2	Enforcement	15

page (i)

CVR Note Trust Deed

	13.3	Legal Proceedings	15
	13.4	Provision of information	15
	13.5	Discretion of Note Trustee absolute	15
	13.6	Note Trustee may be a CVR Noteholder	15
	13.7	Note Trustee reliance on information	15
	13.8	Note Trustee not obliged to notify or investigate	16
	13.9	Note Trustee may assume	16
	13.10	No interference	16
	13.11	Consents etc may be conditional	16
	13.12	Note Trustee’s responsibility for information	16
	13.13	Deemed approval	16
14	Note Trustee Limitation of Liability and Indemnity		17
	14.1	Exclusion of liability	17
	14.2	Indemnity from the Issuer	17
	14.3	Limitation of liability	17
	14.4	Release	18
	14.5	Insurance	18
15	Remuneration of Note Trustee		18
	15.1	Fees	18
	15.2	Reimbursement of costs	18
	15.3	Priority of payments	19
	15.4	Funds before acting	19
16	Retirement and Appointment of Note Trustee		19
	16.1	Right of Note Trustee to retire	19
	16.2	Power of Issuer to appoint a new note trustee	19
	16.3	Power of existing Note Trustee to appoint a new note trustee	20
	16.4	Retirement, death or removal of Note Trustee	20
	16.5	Release of Note Trustee	20
17	Acknowledgement of Trust		20
	17.1	Trust	20
	17.2	Order of Priority	21
18	Termination of CVR Note Trust		21
	18.1	Termination events	21
	18.2	Disposal and distribution of trust assets on termination	21
	18.3	Release	21
19	Notices		21
20	Amendments		23
	20.1	Amendments with CVR Noteholder approval	23
	20.2	Amendments without CVR Noteholder approval	23
21	Lodgement of documents by CVR Noteholders		24
22	Taxes		24
	22.1	Definitions	24
	22.2	General	24
	22.3	GST	24
23	General Provisions		25
	23.1	Deemed terms	25
	23.2	No liability for loss	25

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CVR Note Trust Deed

23.3	Waivers, remedies cumulative	25
23.4	Indemnities	25
23.5	Rights and obligations unaffected	25
23.6	Inconsistent law	26
23.7	Severability of provisions	26
23.8	Entire agreement	26
23.9	Counterparts	26
23.10	Inspection of this Deed and copies of this Deed	26
23.11	Governing law, jurisdiction and service of process	26
23.12	CVR Noteholders bound	27
23.13	Deed	27
23.14	Independent enforcement	27
Schedule 1 - Terms of Issue		28
Schedule 2 - The Register		34
Schedule 3 - Meetings		36
Schedule 4 - Form of Transfer		41

page (iii)

This Deed is made on            2016

Parties

1	Oil Search Limited (ARBN 055 079 868) incorporated in Papua New Guinea of 1 Bligh Street, Sydney NSW 2000 (Issuer).

2	Equity Trustees Limited (ACN 004 031 298) incorporated in the state of Victoria of Level 2, 575 Bourke Street, Melbourne VIC 3000 (Note Trustee).

Recitals

A	The Issuer wishes to issue CVR Notes in accordance with the terms of this Deed.

B	The Issuer appoints the Note Trustee and the Note Trustee accepts the appointment as trustee for the CVR Noteholders on the terms contained in this Deed.

C	The Issuer and the Note Trustee execute this Deed to protect the interests of the Note Trustee and the CVR Noteholders.

It is agreed as follows.

1	Definitions and Interpretation

1.1	Definitions

The following definitions apply in this Deed unless the context requires otherwise.

Accounts means profit and loss accounts, balance sheets and cashflow statements together with any statements, reports (including any directors’ and auditors’ reports) and notes attached to or intended to be read with any of them.

Arrangement Agreement means the Arrangement Agreement dated on or about 20 May 2016 between Oil Search Limited and InterOil Corporation.

ASIC means the Australian Securities and Investments Commission.

ASX means, as the context requires, ASX Limited (ACN 008 624 691) or the financial markets operated by it.

ASX Listing Rules means the official listing rules of ASX, as amended from time to time.

ASX Settlement Operating Rules means the Settlement Operating Rules published by ASX, as amended from time to time.

Auditors means the independent auditors of the Issuer from time to time.

Authorisation includes:

(a)

any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Government Agency (including any renewal or variation); or

(b)

in relation to anything which will be fully or partly prohibited or restricted by law if a Government Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Business Day means a day other than a Saturday, Sunday, public or bank holiday in Sydney, Australia; Melbourne, Australia; Port Moresby, Papua New Guinea; Singapore; New York City, New York, United States of America; or in Whitehorse, Yukon Territory, Canada.

Certification Subcommittee means a committee established by SPI (208) Limited in accordance with the Arrangement Agreement and maintained by the Issuer under clause 11(h) that:

(a)	is constituted of persons appointed in accordance with the Arrangement Agreement;

(b)

is responsible for managing the rights and obligations of SPI (208) Limited under the Total Sale Agreement in connection with the Interim Resource Certification and the determination of the volume of the PRL15 2C Resources;

(c)

is responsible for the preparation of submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification, including compliance with the obligations of SPI (208) Limited under Part 6 of Schedule 4 of the Total Sale Agreement, and is provided with access to the appropriate technical information (including daily drilling reports and results of drilling and testing of the Antelope-7 well) and expertise to do so (including secondees or independent consultants if required);

(d)	is responsible for providing periodic reporting of such activities in paragraph (c) to the Note Trustee, including as contemplated by clause 11(j); and

(e)	in undertaking its duties, must have regard to the interests of CVR Noteholders in the accurate assessment of the volume of the PRL 15 2C Resources.

CHESS means the Clearing House Electronic Subregister System operated by ASX or its affiliates.

Corporations Act means the Corporations Act 2001 (Cth).

CVR Note means an unsecured note issued by the Issuer under this Deed and for the time being outstanding, and a reference to a CVR Note that is outstanding as at a particular date means a CVR Note that has not been redeemed, or otherwise cancelled, prior to that date.

CVR Noteholder in relation to a CVR Note, means, at any time, the person whose name is entered into the Register as the holder of that CVR Note.

CVR Note Trust means the trusts declared in this Deed and in particular in clause 17.

Director means a person appointed to the office of director of the Issuer and includes any alternate director duly appointed and acting as director.

Enforcement Action means:

(a)	taking action in relation to the enforcement of an Event of Default;

(b)	requiring the Issuer to take action in relation to an Event of Default, including steps to remedy such Event of Default;

(c)	bringing a claim against the Issuer in relation to an Event of Default;

(d)	entering into any agreement or arrangement with the Issuer in relation to an Event of Default; or

(e)

petitioning, applying or voting for, or taking any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to the winding up, dissolution, administration or reorganisation of the Issuer.

Events of Default means the events of default set out in clause 7.

Financial Half Year means a financial half year of the Issuer beginning on 1 January in each year and ending on the following 30 June or beginning on 1 July in each year and ending on the following 31 December.

Financial Year means a financial year of the Issuer beginning on 1 January in each year and ending on 31 December of the same year.

Government Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister (including, for the avoidance of doubt, the Commonwealth Treasurer), ASIC, ASX, the Takeovers Panel, POMSoX, the Papua New Guinea Securities Commission, the Papua New Guinea Investment Promotion Authority, the Independent Consumer & Competition Commission, and any regulatory organisation established under statute or any stock exchange.

GST has the meaning given in clause 22.1.

Interim Resource Certification has the meaning given to that term in the Total Sale Agreement.

IOC means InterOil Corporation (NYSE: IOC).

IOC Shares means fully paid ordinary shares in IOC.

IOC Shareholders means the holders of IOC Shares on the Record Date.

Issue Date means the date on which a CVR Note is issued and the subscriber’s name is entered into the Register.

Nominal Value means a deemed face value of each CVR Note of $0.01.

Payment Date means the date which is 5 Business Days after the Record Date.

Plan means the plan of arrangement between InterOil Corporation and IOC Shareholders, as described in the Arrangement Agreement.

POMSoX means the Port Moresby Stock Exchange.

PRL 15 2C Resources has the meaning given in clause 1.1 of the Total Sale Agreement.

Proper ASTC Transfer has the meaning given in the Corporations Regulations 2001 (Cth).

Record Date means the fifth Business Day after satisfaction of all of the Redemption Conditions.

Recovered Moneys means the aggregate amount received or recovered by the Note Trustee under the Transaction Documents in its capacity as trustee for CVR Noteholders.

Redemption Amount means, in relation to each CVR Note, the amount in US dollars, calculated as follows:

Redemption Amount (USD)	= 0.77 x 1,000,000,000 x (PRL152C – 6.2) x 0.40127529
N

where:

PRL152C	is the volume of the PRL 15 2C Resources, expressed in Tcfe; and

N

is [INSERT HERE ON EXECUTION the total number of IOC Shares on issue immediately prior to the Effective Time under the Arrangement Agreement, including all IOC shares issued to close out RSUs, and all IOC shares of any dissenters.]

Redemption Conditions means each of:

(a)	the Interim Resource Certification has been completed and the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement; and

(b)	the volume of PRL 15 2C Resources is greater than 6.2 Tcfe.

Register means the register of persons who hold CVR Notes required to be kept and updated by or on behalf the Issuer in accordance with clause 5 and Schedule 2 and the Corporations Act, and includes:

(a)	any sub-register maintained by, or on behalf of the Issuer under the Corporations Act, the ASX Listing Rules or the rules and regulations of CHESS; and

(b)	any branch register, provided that, in the event of any inconsistency, the principal register will prevail over any sub-register or branch register.

Registry means Computershare Investor Services Pty Limited, or such other registrar as the Issuer may appoint.

Related Body Corporate has the meaning given in the Corporations Act.

Settled Sum means $10.

SPI (208) Limited means SPI (208) Limited (Company Number 1-31349), a wholly-owned subsidiary of IOC.

Standard Cubic Foot means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit and Standard Cubic Feet shall have a corresponding meaning.

Subsidiary has the meaning given in the Corporations Act.

Tax includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Government Agency, and any related interest, penalty, charge, fee or other amount. It includes income tax, withholding tax, GST and other similar Taxes.

Terms of Issue means the terms of issue set out in Schedule 1.

Tcfe means one trillion Standard Cubic Feet equivalent.

Total Sale Agreement means the Share Purchase Agreement dated 26 March 2014 between SPI (208) Limited and Total Holdings International B.V.

Transaction Document means:

(a)	any CVR Note;

(b)	this Deed;

(c)

any document or agreement which the Issuer and the Note Trustee (acting on the instructions of CVR Noteholders, provided that the Note Trustee is satisfied that the interests of all CVR Noteholders will not be materially prejudiced) at any time agree is to be a Transaction Document for the purposes of this Deed; or

(d)	any document or agreement entered into under, or for the purposes of amending or novating, any of the documents referred to in paragraphs (a) to (c) above.

Trustee Company means a corporation which would be entitled, according to laws of all States and Territories of the Commonwealth of Australia where any of the CVR Notes were offered, to act as a trustee for the holders of CVR Notes subscribed for pursuant to an offer or invitation to the public and which is a corporation which satisfies the requirements of section 283AC of the Corporations Act.

Terms of Issue means the terms of issue of the CVR Notes, as set out in Schedule 1.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires or specifies otherwise.

(a)	The singular includes the plural and the converse.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or Schedule is a reference to a clause of, or schedule to, this Deed.

(f)	The Schedules form part of this Deed.

(g)	A reference to a party to this Deed or another agreement or document includes the party’s successors and permitted assigns.

(h)	A reference to an agreement or document is to the agreement or document as amended, novated, supplemented, varied or replaced from time to time.

(i)

A reference to legislation or to any provision of legislation includes any modification or re- enactment of it, a legislative provision substituted for it and all regulations or statutory instruments issued under it.

(j)	A word or phrase defined in the Corporations Act has the same meaning when used in this Deed.

(k)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	A reference to conduct includes any omission and any representation, statement or undertaking, whether or not in writing.

(m)	A reference to $, dollars or cents is a reference to United States currency.

(n)	A reference to time is a reference to Sydney time.

(o)

Any payment to be made on a day which is not a Business Day shall be paid on the following Business Day, unless that Business Day falls in the next calendar month, in which case it will be paid on the preceding Business Day.

1.3	Terms of Issue

To the extent of any inconsistency, the provisions of this Deed (excluding the Schedules) shall prevail over the provisions in Schedule 1.

1.4	Interpretation of inclusive expressions

Specifying anything in this deed after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

2	Issue, Status and Voting

2.1	Issue

The Issuer must create and issue CVR Notes in accordance with the terms of the Arrangement Agreement, this Deed and the Terms of Issue.

2.2	Status

The CVR Notes will:

(a)	rank equally in all respects (including as to payment) as between themselves;

(b)	rank in priority in right of payment to the ordinary shares and other classes of shares of the Issuer;

(c)	be issued in accordance with the Plan; and

(d)	be created and issued under and subject to the terms set out in this Deed.

2.3	Voting

CVR Noteholders are not entitled (in their capacity as CVR Noteholders) to:

(a)	receive notice of a general meeting of the Issuer;

(b)	attend a general meeting of the Issuer; or

(c)	vote at a general meeting of the Issuer or otherwise on a matter on which an ordinary shareholder of the Issuer is entitled to vote.

3	Form and Title

3.1	Form

(a)

The Issuer’s, and the Note Trustee’s obligations in relation to the CVR Notes are constituted by, and specified in, this Deed and become effective on inscription in the Register of the details of those CVR Notes.

(b)	The CVR Notes are ‘unsecured notes’ for the purposes of section 283BH of the Corporations Act.

3.2	Title

The Register is conclusive evidence of ownership of CVR Notes, subject to correction for fraud or error. Except as required by law, the Issuer and the Note Trustee must treat the person entered in the Register as the holder of a CVR Note as the absolute owner of that CVR Note. This clause 3.2 applies despite any notice of ownership, trust or interest in the CVR Note.

3.3	No certificates

No certificates will be issued to CVR Noteholders unless the Issuer determines that certificates should be available or are required by any applicable law.

4	Redemption

4.1	Conditions precedent

The CVR Notes will only be redeemable if each of the Redemption Conditions is satisfied. If either or both of the Redemption Conditions are not satisfied, no obligation to pay the Redemption Amount in respect of any CVR Note will arise.

4.2	Redemption

If each of the Redemption Conditions are satisfied, the Issuer must, in accordance with the Terms of Issue, redeem the CVR Notes by:

(a)

notifying the Note Trustee in writing that the Redemption Conditions have been satisfied and the amount of the Redemption Amount in respect of each CVR Note as soon as practicable (and in any event not later than five Business Days) after the date of determination of the volume of the PRL15 2C Resources; and

(b)

paying to each CVR Noteholder, on the Payment Date and in accordance with the Terms of Issue, the Redemption Amount in respect of each CVR Note held by the CVR Noteholder as at 5.00pm on the Record Date, and once such payments are made, this obligation will be satisfied.

The Issuer must notify the Note Trustee in writing when the Issuer has made such payments.

4.3	Indebtedness of Issuer

Subject to each Redemption Condition being satisfied, the Issuer:

(a)	acknowledges that it will be indebted to each CVR Noteholder in respect of the Redemption Amount for each CVR Note held by the CVR Noteholder as at 5.00pm on the Record Date; and

(b)	must redeem the CVR Notes in accordance with the Terms of Issue in satisfaction of its obligation to pay the Redemption Amount in respect of each CVR Note.

4.4	Purchase of CVR Notes

Subject to all applicable laws, the Issuer, or a related party of the Issuer, may at any time and from time to time purchase any of the issued CVR Notes in any manner the Issuer considers appropriate. However, this clause 4.4 does not oblige any CVR Noteholder to transfer any CVR Notes to the Issuer.

4.5	Cancellation of CVR Notes

All CVR Notes will be cancelled where:

(a)	all of the CVR Notes have been redeemed;

(b)	the Redemption Amount has been paid in respect of each outstanding CVR Note; or

(c)	no Redemption Amount is payable because, following completion of the Interim Resource Certification, the volume of the PRL 15 2C Resources is determined to be not greater than 6.2 Tcfe.

4.6	Interest

No interest is payable on the CVR Notes.

5	The Register

The Issuer shall establish and maintain or cause to be established and maintained a register in accordance with Schedule 2.

6	Meetings

Schedule 3 shall apply in respect of meetings of CVR Noteholders.

7	Events of Default

Subject to any waiver by the Note Trustee, each of the following is an event of default (whether or not it is in the control of the Issuer):

(a)

(Failure to pay Redemption Amount): If following satisfaction of both Redemption Conditions, the Issuer fails to pay the Redemption Amount in respect of any CVR Note on the Payment Date and such failure continues unremedied for a period of 15 Business Days;

(b)	(Administration, winding up, insolvency etc) If any of the following events occur prior to payment of the Redemption Amount:

(i)	Except for the purpose of a solvent reconstruction or amalgamation:

(A)	an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting or an application to a court or other steps are taken for:

(1)	the winding up, dissolution or administration of the Issuer; or

(2)	the Issuer entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

(other	than frivolous or vexatious applications, proceedings, notices and steps); or

(B)	the Issuer ceases, suspends or threatens to cease or suspend the conduct of all or a substantial part of its business or disposes of or threatens to dispose of a substantial part of its assets.

(ii)	The Issuer:

(A)	is, or under legislation is presumed or taken to be, insolvent; or

(B)	stops or suspends or threatens to stop or suspend payment of all or a class of its debts (other than as the result of a failure to pay a debt or claim the subject of a good faith dispute).

(c)	(Enforcement against assets) If prior to payment of the Redemption Amount:

(i)	a receiver, receiver and manager, administrative receiver or similar officer is appointed and not removed within 15 Business Days; or

(ii)	a distress, attachment or other execution for an amount exceeding US$20 million is levied or enforced or applied for, over all or any of the assets and undertaking of the Issuer.

(d)

(Breach) The Issuer is in breach of any material undertaking under this Deed or the Terms of Issue (other than those referred to elsewhere in this clause 7), which breach is not rectified to the reasonable satisfaction of the Note Trustee within five Business Days of notice by the Note Trustee to do so.

8	Enforcement

8.1	Enforcement on direction of CVR Noteholders

At any time after the occurrence of an Event of Default the Note Trustee must, subject to clauses 8.3 and 8.6, take Enforcement Action or proceedings against the Issuer, where all the following conditions are satisfied:

(a)	the Note Trustee has convened a meeting of CVR Noteholders, in accordance with clause 1 of Schedule 3;

(b)

a direction to the Note Trustee is made by a resolution of CVR Noteholders is passed in accordance with clause 13(b) of Schedule 3 directing the Note Trustee to take the Enforcement Action, commence proceedings or to join in proceedings, as the case may be; and

(c)	the Note Trustee is not of the view that such enforcement is inconsistent with the Terms of Issue, this Deed or the Corporations Act or is otherwise objectionable.

8.2	Enforcement by Note Trustee

Subject to clause 8.1, the Note Trustee may take any Enforcement Action in relation to an Event of Default or otherwise enforce this deed in any other circumstances and in its absolute discretion.

8.3	Indemnification of Note Trustee

The Note Trustee is not required to take any action as contemplated by clause 8.1, unless it has a satisfactory indemnity or protection from the CVR Noteholders against:

(a)	all actions, proceedings, claims and demands to which the Note Trustee may render itself liable by taking such Enforcement Action; and

(b)	all costs, charges, damages and expenses which the Note Trustee may thereby incur.

8.4	Enforcement by CVR Noteholders

A CVR Noteholder can only take action or proceedings against the Issuer or to enforce any provision of this Deed following the making of a binding direction in accordance with clause 8.1, if 15 Business Days have lapsed since the date on which the CVR Noteholder gave written notice to the Note Trustee that it intended to commence such action or proceedings (with such notice to specify the details of its claim and the basis of its claim) and the Note Trustee has not commenced such action or proceedings as a result of the binding direction of the CVR Noteholders made in accordance with clause 8.1.

8.5	Invalid resolution

The Note Trustee is entitled to act on, and shall not be in any way responsible for acting on, a resolution purporting to have been passed at any meeting of CVR Noteholders where minutes of the relevant meeting have been made, signed and provided to the Note Trustee even though it may subsequently be found that there was some defect in the constitution of the meeting or that the passing of the resolution was not valid or binding on any of those CVR Noteholders whom it purports to bind or on the Note Trustee.

8.6	No proceedings

Notwithstanding any other provisions of this clause 8, the Note Trustee may not institute any proceedings against the Issuer during any period during which the Issuer fails or refuses to redeem the CVR Notes in order to comply with:

(a)	any law; or

(b)	any order of any court of competent jurisdiction.

9	Issuer Representations and Warranties

9.1	Representations and warranties

The Issuer makes the following representations and warranties for the benefit of the Note Trustee and the CVR Noteholders on the date of this Deed and repeats them on the date of issue of the CVR Notes:

(a)	(status) it is a corporation validly existing under the laws of the place of its incorporation;

(b)	(power) it has the power to enter into and perform its obligations under this Deed and to issue and perform its obligations under the CVR Notes;

(c)	(corporate authorisations) it has taken all necessary corporate action to authorise the entry into and performance of this Deed and the issue and performance of the CVR Notes;

(d)	(documents binding) each Transaction Document to which it is party is its valid and binding obligation enforceable in accordance with its terms;

(e)

(no contravention or exceeding power) the Transaction Documents and the transactions under them which involve it do not contravene its constituent documents or any law or obligation to which it is bound or to which any of its assets are subject or cause a limitation on its powers or the powers of its directors to be exceeded; and

(f)	(adequate funds) it has adequate funds to meet payments that fall due under this Deed.

9.2	No other representation or warranty

Other than as set out in clause 9.1 or as otherwise expressly contained in this Deed or the Terms of Issue, the Issuer does not make any representation or warranty, express or implied, in relation to or in connection with the CVR Notes.

9.3	Exclusion

To the maximum extent permitted by law, the Note Trustee agrees on behalf of each CVR Noteholder not to make and to waive any right it may have to make a claim against the Issuer under sections 1041H or 1041I of the Corporations Act, or any corresponding provision of any enactment in another jurisdiction (including any state or territory of Australia), in relation or in connection with the CVR Notes.

10	Certification Subcommittee

(a)

The Issuer must maintain the Certification Subcommittee established under the Arrangement Agreement and must procure that SPI (208) Limited delegates all powers and decisions relating to the Interim Resource Certification to the Certification Subcommittee. For the avoidance of doubt, nothing in clause 11(b) prevents or restricts the Issuer or SPI (208) Limited from taking any step that may be necessary or desirable to comply with this clause 10(a), including SPI (208) Limited executing an instrument to delegate its rights and powers under the Total Sale Agreement.

(b)	The Certification Subcommittee must remain in place until termination of this Deed.

(c)

Each member of the Certification Subcommittee will act in good faith in performing their duties as members of the Certification Subcommittee as contemplated by this Deed. No member of the Certification Subcommittee owes any duty of care, or will otherwise be liable, to the CVR Noteholders in respect of the performance of their duties as members of the Certification Subcommittee.

(d)

To the extent permitted by law, the Issuer will indemnify, and keep indemnified, the members of the Certification Subcommittee from and against all costs, charges, expenses (including legal expenses) and liabilities incurred in the performance of their duties as members of the Certification Subcommittee as contemplated by this Deed.

11	Issuer Undertakings

The Issuer undertakes to the Note Trustee and each CVR Noteholder that it will:

(a)

(PRL15 2C Resources determination) procure that the volume of the PRL15 2C Resources is determined in a manner that is consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement;

(b)

(Total Sale Agreement) during the period commencing on the date of this Deed and ending on the date that all of the CVR Notes are redeemed or cancelled, not, and procure that SPI (208) Limited does not:

(i)	assign, transfer, waive or limit its rights under the Total Sale Agreement; or

(ii)	agree to amend the Total Sale Agreement in any way that affects the timing of the completion of the Interim Resource Certification or the determination of the PRL 15 2C Resources; or

(iii)	terminate the Total Sale Agreement,

whether directly or indirectly, by amendment or side agreement, arrangement, or understanding. For the avoidance of doubt, nothing in this clause 11(b) prevents or restricts the Issuer or SPI (208) Limited from agreeing to amend the Total Sale Agreement other than as specifically set out in clause 11(b)(ii);

(c)

(enforcement of rights) procure that SPI (208) Limited prudently and in good faith enforces its rights under the Total Sale Agreement in respect of the Interim Resource Certification and the determination of the PRL 15 2C Resources;

(d)

(change in arrangement) not enter into any legal arrangements that would result in Total Holdings International B.V or its Subsidiaries becoming directly liable to make payments to the CVR Noteholders;

(e)	(Antelope-7) procure that any Related Body Corporate of the Issuer supports, and does not obstruct or delay, the drilling of the Antelope-7 well, including:

(i)	voting in favour of the Antelope-7 well when it is first proposed at an Operating Committee meeting convened by the operator of the PRL 15 joint venture; and

(ii)	not supporting any resolution or proposed resolution at any such Operating Committee meeting to postpone drilling of the Antelope-7 well;

(f)

(SPI (208) Limited registration) during the period commencing on the date of this Deed and ending on the date that all of the CVR Notes are redeemed or cancelled ensure that SPI (208) Limited continues to be registered under the Companies Act 1997 (PNG);

(g)

(Release of certifier) not release Netherland, Sewell & Associates, Inc., or Gaffney, Cline & Associates from their existing contractual obligations to the Issuer or its Subsidiaries so as to allow them to accept an appointment as an ‘Expert’ for the purposes of the Interim Resource Certification without the consent of the Certification Subcommittee;

(h)

(Resourcing of Certification Subcommittee) provide the Certification Subcommittee with adequate financial and other support sufficient to allow it to perform its functions as contemplated by this Deed and to have the benefit of paragraphs 4 and 6 of the instruction letters contemplated by Schedule 5 of the Total Sale Agreement in respect of the Interim Resource Certification, including office and administrative support, access to appropriate technical data (including the daily drilling and other reports issued by the operator of the PRL15 joint venture in connection with the Antelope-7 well), and such other support as the Certification Subcommittee may reasonably request;

(i)

(Appraisal Work Program) procure that any Subsidiary of the Issuer does not agree to the commencement of the Interim Resource Certification, and contests any purported notice received pursuant to clause 3.3(a) of the Total Sale Agreement, until such time as the drilling and testing of the Antelope-7 well has concluded;

(j)

(periodic reporting) provide periodic reports (but in any case on a monthly basis) on the progress of the Interim Resource Certification to the Note Trustee and each CVR Noteholder. For the avoidance of doubt:

(i)	the requirement to provide periodic reports to CVR Noteholders under this clause 11(j) is satisfied by the Issuer releasing an announcement on ASX containing the relevant periodic report; and

(ii)	nothing in this clause 11(j) requires the Issuer to post or email copies of periodic reports to CVR Noteholders.

(k)

(information provided by Certification Subcommittee to the Note Trustee) provide to each CVR Noteholder copies of any information provided by the Certification Subcommittee to the Note Trustee, in such form as the Issuer considers appropriate, as soon as is reasonably practicable, and in any event within 5 Business Days after provision of information to the Note Trustee. For the avoidance of doubt:

(i)	the requirement to provide information to CVR Noteholders under this clause 11(k) is satisfied by the Issuer releasing an announcement on ASX setting out the relevant information; and

(ii)	nothing in this clause 11(k) requires the Issuer to post or email copies of the information to CVR Noteholders;

(l)	(notices) provide copies to the Note Trustee of all notices given to or by the Issuer in relation to the Interim Resource Certification;

(m)

(no further issues) not issue any additional or new CVR Notes without the Note Trustee’s consent, if the effect of the issue would be to dilute the amounts that may be payable to persons who are CVR Noteholders at the time of issue;

(n)	(conduct business) carry on and conduct its business (if any) in a proper and efficient manner;

(o)	(keep accounts) keep or cause to be kept proper books of account and enter into those books full particulars of all dealings and transactions in relation to its business;

(p)	(allow inspection) make available for inspection by:

(i)	the Note Trustee;

(ii)	an officer or employee of the Note Trustee authorised by the Note Trustee to carry out the inspection; or

(iii)	a registered company auditor appointed by the Note Trustee to carry out the inspection,

the whole of its financial and other records and will give to them any information, explanation or other assistance as they require with respect to any matters relating to those records;

(q)	(provide accounts) provide the following:

(i)

without charge, to the Note Trustee and to each CVR Noteholder who requests it in accordance with section 318(2) of the Corporations Act, a copy of the Issuer’s consolidated audited Accounts in respect of each Financial Year and a copy of the Issuer’s annual report for that Financial Year, at the time required by the Corporations Act;

(ii)	without charge, to the Note Trustee, a copy of the Issuer’s consolidated Accounts in respect of each Financial Half Year at the time required by the Corporations Act; and

(iii)

whenever requested by the Note Trustee, to the Note Trustee or any person authorised by the Note Trustee to receive it, such information as the Note Trustee reasonably considers necessary in relation to all matters necessary for the purposes of the discharge of the duties, trusts and powers vested in the Note Trustee under this Deed or imposed upon it by law;

(r)	(provide quarterly reports) provide to the Note Trustee within one month after the end of each calendar quarter the report required by section 283BF(4) of the Corporations Act;

(s)	(give notices) notify the Note Trustee:

(i)	if it creates a charge, within 15 Business Days after the charge is created;

(ii)	as soon as it becomes aware of any Event of Default;

(iii)	as soon as it becomes aware that any provision of this Deed or a CVR Note is not being, or cannot be, complied with by the Issuer, together with details of that breach; and

(iv)	as soon as reasonably practicable if the Issuer intends to redeem or acquire any CVR Note;

(t)	(provide documents) promptly give the Note Trustee copies of all documents and notices received by it from any CVR Noteholder or which it gives to a CVR Noteholder;

(u)	(provide copy of this Deed) without charge, provide a copy of this Deed to the Note Trustee or a CVR Noteholder if they request a copy;

(v)	(comply with other duties) comply with all other duties imposed on it under the Corporations Act in relation to the CVR Notes; and

(w)

(further assurances) do all things and execute all deeds, instruments and other documents as may be necessary or desirable to give full effect to this Deed and the Terms of Issue in favour of the Note Trustee and the CVR Noteholders.

12	Note Trustee Covenants

12.1	General

The provisions contained in this clause 12 shall be for the benefit of the CVR Noteholders.

12.2	To act continuously as trustee

The Note Trustee shall act continuously as trustee of the CVR Note Trust until the CVR Note Trust is terminated as provided by this Deed or the Note Trustee has retired or been removed from office in the manner provided under this Deed or, if applicable, the Corporations Act.

12.3	Note Trustee’s Duties

(a)	The Note Trustee shall comply with the duties imposed on it under the Corporations Act and will observe and perform the covenants and obligations of this Deed.

(b)	On receipt of a written request from a CVR Noteholder, the Note Trustee shall make available a copy of any reports provided to it under clause 11 to that CVR Noteholder.

12.4	No dispositions of assets except in accordance with Transaction Documents

Except as provided or permitted in any Transaction Document, the Note Trustee shall not, nor shall it permit any of its officers to, sell, mortgage, charge or otherwise encumber or part with possession of any asset of the CVR Note Trust.

12.5	Perform Transaction Documents

The Note Trustee shall properly perform the functions which are required of it under all Transaction Documents in respect of the CVR Note Trust.

13	Note Trustee Powers and Discretions

13.1	Powers of the Note Trustee

Subject to this Deed, the Note Trustee may exercise any of the following powers (in addition to those powers of trustees arising under any law):

(a)

(delegate) delegate to any person the trusts, powers or discretions vested in the Note Trustee by this Deed, including this right of delegation, on such terms and conditions as the Note Trustee, in the interests of CVR Noteholders, thinks fit;

(b)	(modify Deed) by agreement with the Issuer from time to time, modify the terms of this Deed:

(i)

where such modification is of a formal or technical nature or is made to correct a manifest error or is necessary to comply with the provisions of any law or regulation or any requirement of any Government Agency; and

(ii)	in the opinion of the Note Trustee, is not likely to be prejudicial (taken as a whole and in conjunction with all other modifications) to the interests of the CVR Noteholders;

(c)

(make modifications agreed to by CVR Noteholders) by agreement with the Issuer, make any alteration, modification or replacement of the provisions of this Deed which has been assented to by the CVR Noteholders by special resolution in accordance with clause 13(a) of Schedule 3;

(d)

(waive as instructed) on the instructions of the CVR Noteholders by special resolution, waive any breach by the Issuer of any of the covenants or obligations binding on it under this Deed on such terms as the CVR Noteholders instruct;

(e)

(waive without instruction) waive any minor breach of a formal, technical or administrative nature by the Issuer of any of the covenants or obligations binding on it under this Deed on such terms as the Note Trustee thinks fit, provided that the Note Trustee believes on reasonable grounds that the CVR Noteholders will not be materially prejudiced as a result of granting such waiver;

(f)	(rely on advice) rely on the advice of any barrister, solicitor or accountant or any other expert obtained by the Note Trustee or by the Issuer; and

(g)

(interpret Deed) determine all questions and matters of doubt arising in relation to any of the provisions of this Deed, and every such determination whether made on a question actually raised or implied in the acts or proceedings under this Deed is conclusive and binding on the CVR Noteholders, the Issuer, and all persons claiming through them.

13.2	Enforcement

Subject to the other terms of this Deed, at any time after any CVR Notes have become payable, the Note Trustee, acting on the instructions of CVR Noteholders by ordinary resolution and without further notice to the Issuer, may institute such proceedings against any person as it may think fit to enforce payment of the CVR Notes and recover any other moneys owing under this Deed, but need not and must not take any action other than as specified in clause 8.

13.3	Legal Proceedings

The Note Trustee may apply to any court for directions in relation to any question and may assent to and approve or oppose any application to any court made by or at the instance of any CVR Noteholder.

13.4	Provision of information

(a)	Subject to clause 13.4(b), nothing contained in this Deed shall impose on the Note Trustee an obligation to inform any CVR Noteholders of any breach by the Issuer of any provision of this Deed.

(b)

Following an Event of Default, to the extent that an ASX announcement required under clauses 11(j) or 11(k) is not made by the Issuer, the Note Trustee must provide the CVR Noteholders with the information provided by the Issuer in accordance with clause 11(j), and any information provided to it by the Certification Subcommittee, in such form as the Note Trustee considers appropriate, as soon as is reasonably practicable, and in any event within 5 Business Days of receipt of the information provided by the Issuer in accordance with clause 11(j), or the Certification Subcommittee in accordance with the obligations of the Certification Subcommittee, by the Note Trustee.

13.5	Discretion of Note Trustee absolute

Subject to clause 8, the Note Trustee shall, as regards all the powers, authorities and discretions vested in it by this Deed, have absolute and uncontrolled discretion as to the exercise of them in all respects.

13.6	Note Trustee may be a CVR Noteholder

(a)

Nothing in this Deed will prohibit the Note Trustee from being a CVR Noteholder or from acting in any representative capacity for a CVR Noteholder, including so acting on its own account or as executor, administrator, trustee, receiver, committee, guardian, attorney or agent or in any other fiduciary, vicarious or professional capacity, nor shall acting in any such capacity be deemed a breach of the obligations arising out of the fiduciary relationship between the Note Trustee on the one hand and the CVR Noteholders on the other which is established under this Deed or otherwise imposed or applied by law.

(b)	The Note Trustee will not by reason of its fiduciary capacity be prevented from making any contracts or entering into any transactions with the Issuer or any of its Related Bodies Corporate.

13.7	Note Trustee reliance on information

The Note Trustee is:

(a)	entitled to accept a certificate signed by any two Directors as to any factual matter as conclusive evidence of the matter;

(b)

entitled to accept and act on any information, statements, certificates, report, balance sheet or account supplied by the Issuer or any Director, secretary, Auditors or duly authorised officer of the Issuer; and

(c)

entitled to accept and act upon the statements and opinions contained in any statement, certificate, report, balance sheet, or account given pursuant to the provisions of this Deed as conclusive evidence of the contents of it.

13.8	Note Trustee not obliged to notify or investigate

Subject to section 283DA of the Corporations Act, the Note Trustee need not:

(a)	notify any person of the execution of this Deed; or

(b)	take any steps to ascertain whether there has occurred any:

(i)	Event of Default; or

(ii)	event which constitutes or which, with the giving of notice or the lapse time or the issue of a certificate would constitute an Event of Default; or

(c)	enquire as to whether the provisions of any Transaction Document have been complied with; or

(d)

request information or otherwise keep itself informed about the circumstances of the Issuer or consider or provide to any CVR Noteholder any information with respect to the Issuer (whenever coming into its possession).

This clause 13.8 in no way limits the Note Trustee’s obligations under clause 12.

13.9	Note Trustee may assume

Until it has actual knowledge or express notice to the contrary, the Note Trustee may assume that no condition, event or act of the kind described in clause 13.8(a) has occurred and that the Issuer and other parties to the Transaction Documents are observing and performing all their obligations contained in this Deed, the CVR Notes and other Transaction Documents and need not enquire whether that is, in fact, the case.

13.10	No interference

The Note Trustee must not interfere with the conduct of the business of the Issuer.

13.11	Consents etc may be conditional

Any consent, authority, determination or waiver given by the Note Trustee for the purpose of this Deed may be given on terms and subject to conditions (if any) the Note Trustee thinks fit.

13.12	Note Trustee’s responsibility for information

The Note Trustee is not concerned with or responsible for any omission from or statement or information contained in a prospectus, information memorandum, any advertisement, circular or other document relating to CVR Notes.

13.13	Deemed approval

The Note Trustee is to provide its approval, or reasonable grounds for withholding its approval, to any document provided to the Note Trustee as contemplated by clause 13.11 within 5 Business Days of request by the Issuer (or such other period as the Note Trustee and the Issuer may agree). The Note Trustee will not be liable to the Issuer if it does not provide such approval or grounds within that period, but if the Note Trustee does not provide its approval, or reasonable grounds for withholding its approval, before such a time, the Note Trustee will be deemed to have approved the document.

14	Note Trustee Limitation of Liability and Indemnity

14.1	Exclusion of liability

Subject to clause 14.3 and any applicable law, including Chapter 2L of the Corporations Act, the Note Trustee shall not:

(a)	be under any liability whatsoever in its role as Note Trustee under the Transaction Documents;

(b)	be under any liability for anything done or omitted to be done in accordance with a direction given to it by the CVR Noteholders at a meeting of CVR Noteholders;

(c)

without limiting the generality of paragraph (a), be in any way responsible or liable for the payment of any stamp duty payable on or in respect of the issue of the CVR Notes or on their redemption; and

(d)

without limiting the generality of paragraph (a), be in any way responsible for any loss, costs, damages or inconvenience that may result from the exercise or non-exercise of any authority, discretion or power which the Note Trustee exercises or fails to exercise in connection with this Deed or any CVR Notes issued in connection with this Deed.

14.2	Indemnity from the Issuer

Without prejudice to any indemnity allowed by law and subject to clause 14.3, the Issuer shall indemnify the Note Trustee for all costs, charges, expenses and liabilities incurred and payments made in or about the execution, administration or enforcement of this Deed incurred by the Note Trustee in its capacity as trustee under or in connection with a Transaction Document or the exercise of any right under any Transaction Document and the remuneration payable by the Issuer to the Note Trustee.

14.3	Limitation of liability

(a)

This Deed applies to the Note Trustee only in its capacity as trustee of the CVR Note Trust and in no other capacity. A liability arising under or in connection with this Deed is limited to and can be enforced against the Note Trustee only to the extent to which it can be satisfied out of property of the CVR Note Trust out of which the Note Trustee is actually indemnified for the liability. This limitation of the Note Trustee’s liability applies despite any other provision of this Deed and extends to all liabilities and obligations of the Note Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Deed.

(b)

The parties other than the Note Trustee and the CVR Noteholders may not sue the Note Trustee in any capacity other than as trustee of the CVR Note Trust, including seek the appointment of a receiver (except in relation to property of the CVR Note Trust), a liquidator, an administrator or any similar person to the Note Trustee or prove in any liquidation, administration or arrangement of or affecting the Note Trustee (except in relation to property of the CVR Note Trust).

(c)

The provisions of this clause 14.3 shall not apply to any obligation or liability of the Note Trustee to the extent that it is not satisfied because under this Deed or by operation of law there is a reduction in the extent of the Note Trustee’s indemnification out of the assets of the CVR Note Trust, as a result of the Note Trustee’s fraud, negligence or breach of trust.

(d)

It is acknowledged that the Issuer is responsible under the Transaction Documents for performing a variety of obligations relating to the CVR Note Trust, including under this Deed. No act or omission of the Note Trustee (including any related failure to satisfy its obligations or breach of representation or warranty under this Deed) will be considered fraud, negligence or breach of trust of the Note Trustee for the purpose of clause 14.3(c) to the extent to which the act or omission was caused or contributed to by any failure by the Issuer or any other person to fulfil its obligations relating to the CVR Note Trust or by any other act or omission of the Issuer or any other person.

(e)

No attorney, agent, receiver or receiver and manager appointed in accordance with this Deed has authority to act on behalf of the Note Trustee in a way which exposes the Note Trustee to any personal liability and no act or omission of any such person will be considered fraud, negligence or breach of trust of the Note Trustee for the purpose of clause 14.3(c).

(f)

The Note Trustee is not obliged to do or refrain from doing anything under this Deed (including incur any liability) unless the Note Trustee’s liability is limited in the same manner as set out in paragraphs (a) to (c) of this clause.

14.4	Release

Where clause 14.1 is not effective to absolve the Note Trustee from any liability mentioned in clause 14.1 the CVR Noteholders may release the Note Trustee in respect of any such liability to the extent and in the manner contemplated by section 283DB of the Corporations Act.

14.5	Insurance

The Note Trustee covenants that while it is trustee under this Deed it will maintain adequate professional indemnity insurance and will produce to the Issuer evidence of compliance with this covenant on request by the Issuer.

15	Remuneration of Note Trustee

15.1	Fees

The Issuer shall pay to the Note Trustee by way of remuneration for its services as Trustee a fee or such other remuneration as from time to time is mutually agreed.

15.2	Reimbursement of costs

On demand, without limiting the generality of the other provisions of this Deed, and without prejudice to any other right of indemnity given by law to trustees but subject to any agreement to the contrary, the Issuer will reimburse or pay to the Note Trustee all costs, charges and expenses and other liabilities including solicitor and client as well as party and party costs and any stamp or other duty reasonably and properly incurred or payable by the Note Trustee in connection with the execution or purported execution of the trusts hereof or (without limiting the generality of the foregoing):

(a)	in or about or in connection with the preparation and execution and any amendment of this Deed or the Transaction Documents;

(b)

in or in connection with the carrying out by the Note Trustee of any right, power, privilege, authority or discretion by this Deed or any Transaction Document conferred expressly or impliedly on the Note Trustee or on any CVR Noteholder;

(c)	in or in connection with any breach or default in the observance or performance by the Issuer of any of the covenants, obligations and conditions of this Deed or any Transaction Document; or

(d)	in or in connection with the convening and holding of any meeting of CVR Noteholders or the carrying out of any directions or resolutions of such meeting,

provided that such costs, charges and expenses are reasonable and properly incurred.

15.3	Priority of payments

All the remuneration and payments mentioned above shall be paid in priority to any claim by any CVR Noteholder and, subject to the terms provided above, shall continue to be payable until the Trust is terminated. This priority of the Note Trustee shall subsist whether or not a receiver is appointed or the CVR Note Trust is in the course of administration by or under the order of any court.

15.4	Funds before acting

(a)

If the Note Trustee proposes to exercise a right, power or remedy or take any action in its capacity as Note Trustee in connection with the Transaction Documents (including as a result of a direction or instruction of CVR Noteholders pursuant to a resolution of CVR Noteholders), and the Note Trustee reasonably considers this could result in the Issuer becoming obliged to pay an amount under clause 15.2, then the Note Trustee may require the Issuer to pay the Note Trustee before exercising that right, power or remedy or taking that action an amount equal to the amount the Note Trustee reasonably determines the Issuer would be liable to pay under clause 15.2.

(b)	Despite any other provisions of any Transaction Document, the Note Trustee is not obliged to so act until that amount is paid.

16	Retirement and Appointment of Note Trustee

16.1	Right of Note Trustee to retire

Subject to any statutory provisions for the time being relating to the retirement of trustees, the Note Trustee may retire at any time (with or without giving any reason for its retirement) after the expiration of not less than 2 months’ notice in writing to the Issuer of its intention to do so, provided that such retirement shall not take effect until a new trustee who is willing to act and who is a Trustee Company has been appointed by the Issuer in accordance with the provisions of this clause 16.

16.2	Power of Issuer to appoint a new note trustee

Subject to the other provisions of this Deed, the power under this Deed of appointing a new trustee of the CVR Note Trust is vested in the Issuer and the Issuer may at any time remove the Note Trustee and appoint a new trustee of the CVR Note Trust (who must be a Trustee Company and may be a Related Body Corporate of the Note Trustee):

(a)	on not less than 2 months’ notice; or

(b)	immediately if:

(i)	any of the events referred to in section 283BD of the Corporations Act occur in relation to the Note Trustee;

(ii)	any of the events referred to in clause 7(b) or clause 7(c) occur in relation to the Note Trustee; or

(iii)	the Note Trustee is in breach of any of its obligations under this Deed or any other Transaction Document.

16.3	Power of existing Note Trustee to appoint a new note trustee

If:

(a)	when the period of notice referred to in clause 16.1 expires, a new note trustee (who must be a Trustee Company) has not been appointed;

(b)	the Issuer removes the Note Trustee under clause 16.2 but does not appoint a new note trustee within 10 Business Days of the removal becoming effective; or

(c)	the CVR Noteholders remove the Note Trustee under clause 15 of Schedule 3 but do not appoint a new note trustee within 10 Business Days of the removal becoming effective,

the Note Trustee may at any time thereafter and so long as an appointment has not been made by the Issuer or the CVR Noteholders, appoint in writing another person to act as the new trustee of the CVR Note Trust (who must be a Trustee Company) and any such appointment shall be effective without the further approval of the Issuer or of the CVR Noteholders.

16.4	Retirement or removal of Note Trustee

On the retirement or removal of the Note Trustee, the retiring or departing Note Trustee shall at the cost of the Issuer do all such things and execute all such deeds and assurances as are necessary for the purpose of vesting in the new trustee or new trustees all money, property, rights, powers, authorities and discretions vested in the Note Trustee under. Any retirement of removal will not affect any rights or liabilities of the Note Trustee accruing before the retirement or removal.

16.5	Release of Note Trustee

Upon the appointment of the new trustee, the retiring or departing Note Trustee shall be released from all further obligations and liabilities in respect of the CVR Note Trust arising after the date it retires or is removed. The retirement, removal or departure of the Note Trustee will not be effective unless and until a replacement Note Trustee has been appointed in accordance with this clause 16.

17	Acknowledgement of Trust

17.1	Trust

The Note Trustee acknowledges receipt of the Settled Sum from the Issuer and agrees with the Issuer that it shall hold:

(a)	the Settled Sum;

(b)	all Recovered Moneys;

(c)	the right of CVR Noteholders to enforce the Issuer’s duty to pay the Redemption Amount in respect of any CVR Note;

(d)	the right of CVR Noteholders to enforce any other obligations of the Issuer under this Deed, the Terms of Issue or the Corporations Act; and

(e)	the benefit of this Deed and the Transaction Documents,

on trust for persons who hold CVR Notes from time to time subject to the terms and conditions of this Deed.

17.2	Order of Priority

All Recovered Moneys will be applied for the following purposes and, subject to the Terms of Issue, in the following order of priority:

(a)

first, all costs, charges, expenses and liabilities incurred and payments made in or about the execution, administration or enforcement of the trusts of this document including all remuneration payable to the Note Trustee (including any interest payable on any of those amounts); and

(b)	second, the Redemption Amount and all other amounts due and payable on each CVR Note pari passu and without preference or priority amongst CVR Noteholders, subject to any necessary rounding; and

(c)

third, in payment of the surplus (if any) without interest to the Issuer. The Note Trustee may pay the surplus to the credit of an account in the name of the Issuer in the books of any bank carrying on business within Australia and having done so is under no further liability in respect of that surplus.

(d)

Any amount required by law to be paid in priority to any amount specified in clauses 17.2(a) to (c) (inclusive) must be paid before any money is applied in payment of the amounts specified in clauses 17.2(a) to (c) (inclusive).

18	Termination of CVR Note Trust

18.1	Termination events

The CVR Note Trust will terminate on the earliest to occur of the following:

(a)	the date of termination of the Arrangement Agreement;

(b)	the date immediately following:

(i)	redemption of all of the CVR Notes;

(ii)	payment of all monies owing in respect of the CVR Notes; and

(iii)	payment of all costs, charges and expenses properly incurred by the Note Trustee under or in connection with this Deed or the Transaction Documents;

(c)	the date immediately following the cancellation of all of the CVR Notes in accordance with clause 2.4 of Schedule 1;

(d)	31 December 2016 if the Plan has not come into effect by that date; and

(e)	the date which is the day prior to the eightieth anniversary of the date of this Deed.

18.2	Disposal and distribution of trust assets on termination

If the CVR Note Trust is terminated in accordance with clause 18.1, the Note Trustee must distribute the balance of the capital and income of the CVR Note Trust (including, without limitation, cash, if any) at the direction of the Issuer.

18.3	Release

Upon termination of the CVR Note Trust under clauses 18.1(a) or 18.1(b), the Note Trustee and the Issuer are discharged and released from all their obligations under this Deed.

19	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Deed by the Issuer or the Note Trustee to any other party:

(a)	must be in writing and signed by a person duly authorised by the sender (or, in the case of email, set out the full name and position or title of the sender);

(b)

must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand, fax or email to the address, fax number or email address below or the address, fax number or email address last notified by the intended recipient to the sender after the date of this Deed:

to the Issuer:	Oil Search Limited
1 Bligh Street, Sydney NSW
2000
Attention: Michael Drew,
General Counsel and Stephen
Gardiner, Company Secretary
	Fax No:	+61 2 8207 8500
Email:
michael.drew@oilsearch.com /
stephen.gardiner@oilsearch.com
to the Note Trustee:	Equity Trustees Limited
Level 2, 575 Bourke Street
Melbourne VIC 3000

Attention: Sten Silavecky,
Senior Manager, Structured
Finance & Property;
	Fax No:	+61 3 8623 5200;
Email:
ssilavecky@eqt.com.au; and
to a CVR Noteholder:	To the address of that CVR
Noteholder specified in the
Register

(c)	will be taken to be duly given or made:

(i)	in the case of delivery in person, when delivered;

(ii)	in the case of delivery by post, two Business Days after the date of posting; and

(iii)

in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error; and

(iv)	in the case of email, on the earlier of:

(A)	when the sender receives an automated message from the email system of the intended recipient confirming delivery; and

(B)

three hours after the time the email is sent (as recorded on the device from which the sender sent the email) unless the sender receives, within that three hour period, an automated message that the email has not been delivered, but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 5pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

20	Amendments

20.1	Amendments with CVR Noteholder approval

At any time, and from time to time, but subject to compliance with applicable laws, the Issuer may amend this Deed or the Terms of Issue if such amendment is authorised by a special resolution of CVR Noteholders in accordance with clause13(a) of Schedule 3, or if otherwise permitted by 20.2, provided that any amendments which will have an adverse effect on the Note Trustee’s rights and obligations under the Transaction Documents must also be approved by the Note Trustee.

20.2	Amendments without CVR Noteholder approval

At any time, but subject to compliance with applicable laws, the Issuer may, without the consent or approval of CVR Noteholders or the Note Trustee, amend this Deed or the Terms of Issue if the Issuer is of the opinion that such amendment is:

(a)	made to cure any ambiguity or correct a manifest error;

(b)	of a formal, minor or technical nature;

(c)	necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(d)	necessary or expedient for the purpose of enabling the CVR Notes to be:

(i)	listed for quotation, or to retain quotation, on any stock exchange; or

(ii)	offered for subscription or for sale under the laws for the time being in force in any place,

and is not in the opinion of the Issuer materially prejudicial to the interests of CVR Noteholders generally;

(e)

necessary to comply with the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Issuer may propose to seek a listing or quotation of the CVR Notes and is not in the opinion of the Issuer materially prejudicial to the interests of CVR Noteholders generally, provided that:

(f)

if an equity credit was applicable to the CVR Note at the time of amendment, then following such amendment the CVR Note will have a level of ‘equity credit’ ascribed to it which is the same as or a higher category of ‘equity credit’ than that which was ascribed to CVR Notes immediately prior to such amendment; and

(g)

any amendments which will have an adverse effect of the Note Trustee’s rights and obligations under the Transaction Documents must be approved by the Note Trustee, provided that the terms of any amendment are promptly notified to the Note Trustee and to each CVR Noteholder.

21	Lodgement of documents by CVR Noteholders

Where in this Deed provision is made for or reference is made to the production, surrender, lodgement or delivery of, instruments of transfer or transmission of CVR Notes or other documents or the giving of notice in each case by CVR Noteholders to the Issuer, the same will be deemed not to have been produced, surrendered, lodged, delivered or given to the Issuer by any CVR Noteholder unless and until it is actually received by the Issuer at the place where the Register is kept or such other place as the Issuer may reasonably nominate for the purposes of this clause.

22	Taxes

22.1	Definitions

In this clause, the following definitions apply:

Adjustment Note has the meaning given by the GST Law.

Consideration has the meaning given by the GST Law.

GST has the meaning given by the GST Law.

GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

GST Group has the meaning given by the GST Law.

GST Law has the meaning given by the A New Tax System (Goods and Services Tax) Act 1999

(Cth) and/or the Goods and Services Tax Act (2003) in Papua New Guinea (as the context requires).

Input Tax Credit has the meaning given by the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.

Margin Scheme has the meaning given by the GST Law.

Tax Invoice has the meaning given by the GST Law.

Taxable Supply has the meaning given by the GST Law excluding the reference to section 84-5 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and (except where expressly agreed otherwise) excluding a supply in respect of which the supplier chooses to apply the Margin Scheme in working out the amount of GST on that supply.

22.2	General

(a)

The Issuer shall pay all stamp, transaction, registration and similar Taxes (including fines and penalties but not including income taxes) for which the Issuer is liable and which may be payable in relation to the execution, delivery, performance or enforcement of any Transaction Document or any payment or receipt or any other transaction contemplated by any Transaction Document.

(b)

The Issuer is not liable for any Tax or other charge arising from the ownership, transfer or maturity of the CVR Notes. The holder of the CVR Notes must pay all Tax and other charges, if any, payable in connection with the ownership, transfer and maturity of the CVR Notes.

22.3	GST

(a)

If GST is payable on a Taxable Supply made under, by reference to or in connection with this Deed, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly agreed to be GST inclusive.

(b)	The liability of the Issuer under this clause is limited to the amount of the benefit of any Input Tax Credit that the Issuer receives in respect of that Taxable Supply.

(c)

No payment of any amount pursuant to paragraph (a), and no payment of the GST Amount where the Consideration for a Taxable Supply is expressly agreed to be GST inclusive, is required until the supplier has provided a Tax Invoice or Adjustment CVR Note as the case may be to the recipient.

(d)

Any reference in the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

(e)	Any reference in this Deed to price, value, sales, revenue or a similar amount (Revenue), is a reference to that Revenue exclusive of GST.

(f)	Any reference in this Deed (other than in the calculation of Consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

(g)	This clause will continue to apply after expiration or termination of this Deed.

23	General Provisions

23.1	Deemed terms

Any terms required by law from time to time to be in this Deed are deemed to be set out in this Deed.

23.2	No liability for loss

Subject to clause 14.3, neither the Note Trustee nor a CVR Noteholder is liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy.

23.3	Waivers, remedies cumulative

Except as provided in this Deed, no failure to exercise and no delay in exercising on the part of any party of any right, power or privilege under this Deed shall operate as a waiver. Nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise of that or any other right, power or privilege.

23.4	Indemnities

The indemnities in this Deed are continuing obligations, independent of the Issuer’s other obligations under this Deed and continuing after this Deed ends. It is not necessary for the Issuer, Note Trustee or a CVR Noteholder to incur expense or make payment before enforcing a right of indemnity under this Deed.

23.5	Rights and obligations unaffected

To the extent permitted by law, rights given to the Note Trustee or any CVR Noteholder under this Deed and the Issuer’s liability under it are not affected by anything which might otherwise affect them at law.

23.6	Inconsistent law

To the extent permitted by law, this Deed prevails to the extent it is inconsistent with any law.

23.7	Severability of provisions

Any provision of this Deed which is prohibited or unenforceable in any jurisdiction is, as to that jurisdiction, ineffective to the extent of that prohibition or unenforceability. This does not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

23.8	Entire agreement

This Deed contains the entire agreement of the parties with respect to its subject matter. It constitutes the only conduct relied on by the parties (and supersedes all earlier conduct by the parties) with respect to its subject matter.

23.9	Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

23.10	Inspection of this Deed and copies of this Deed

The CVR Noteholders may inspect a copy of this Deed at the office of the Issuer during normal business hours, and shall be entitled to a copy of it on payment of the prescribed fee within 15 Business Days of receipt of such payment by the Issuer.

23.11	Governing law, jurisdiction and service of process

This Deed is governed by the laws of New South Wales. Each person taking benefit of or bound by this Deed submits to the non-exclusive jurisdiction of courts exercising jurisdiction there and waives any right it has to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction. Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on the Issuer by being delivered to or left for the Issuer at its address as stated in this Deed. Rights and obligations of CVR Noteholders

23.12	No immunity

Each party hereto unconditionally and irrevocably:

(a)

agrees that the execution, delivery and performance by it of this Deed constitute private and commercial acts rather than public or governmental acts and waives any right to plead state action as a defence to a breach of this Deed;

(b)

waives any claim to immunity (sovereign, diplomatic or otherwise) in regard to any proceedings whatsoever and wheresoever brought against it or its assets in relation to this Deed or any transaction contemplated by this Deed including, without limitation, immunity from service of process, immunity from jurisdiction of any court and immunity of its property from execution;

(c)	without prejudice to the generality of the foregoing, specifically waives any such right to immunity in respect of any proceedings in relation to:

(i)	judicial proceedings for interim, interlocutory, final or ancillary or injunctive orders, whether in personam or in rem before any national court of competent jurisdiction;

(ii)

proceedings for any provisional or conservatory measures including, without limitation, attachment prior to the institution of any proceedings, or during the proceedings, for the preservation of its rights or interests; and

(iii)	judicial proceedings for the recognition and enforcement of any arbitral awards rendered by a tribunal constituted pursuant to this Deed; and

(d)

consents generally in respect of the enforcement of any judgement against it in any such proceedings, to the giving of any relief or the issue of any process in connection with such proceedings including the making, enforcement or execution against or in respect of any property whatsoever of any order or judgement which may be made or given in such proceedings.

23.13	CVR Noteholders bound

Each CVR Noteholder and any person claiming through each CVR Noteholder who asserts an interest in a CVR Note under this Deed is bound by this Deed.

23.14	Deed

Subject to this Deed, each CVR Noteholder has the benefit of and is entitled to enforce this Deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this Deed.

23.15	Independent enforcement

Subject to this Deed, each CVR Noteholder may enforce its rights under this Deed independently from each other CVR Noteholder.

Schedule 1 - Terms of Issue

1.	General

1.1	Definitions

Words and expressions defined in the Deed have the same meaning in these Terms of Issue, unless the context otherwise requires.

1.2	Terms of issue

The CVR Notes will:

(a)	be transferable;

(b)	subject to clause 2.1 of this Schedule, be redeemable by the Issuer in accordance with clause 2.2 of this Schedule; and

(c)	are otherwise issued subject to the provisions of the Deed.

1.3	Enforcement

The obligations of the Issuer in respect of each CVR Note constitute separate and independent obligations which the Note Trustee and, subject to the Terms of Issue, the CVR Noteholder to which those obligations are owed are each entitled to enforce independently from each other CVR Noteholder (and any predecessor in title of a CVR Noteholder).

1.4	Status

The CVR Notes will constitute unsecured obligations of the Issuer.

2.	Redemption of CVR Notes

2.1	Conditions precedent

The CVR Notes will only be redeemable if each of the Redemption Conditions is satisfied. If either or both of the Redemption Conditions are not satisfied, no obligation to pay the Redemption Amount in respect of any CVR Note will arise.

2.2	Redemption

If each of the Redemption Conditions are satisfied, the Issuer will, in accordance with the Terms of Issue, redeem the CVR Notes by:

(a)

notifying the Note Trustee in writing that the Redemption Conditions have been satisfied and the amount of the Redemption Amount in respect of each CVR Note as soon as practicable (and in any event not later than five Business Days) after the date of determination of the volume of the PRL15 2C Resources; and

(b)

paying to each CVR Noteholder, on the Payment Date and in accordance with the Terms of Issue and the Deed, the Redemption Amount in respect of each CVR Note held by the CVR Noteholder as at 5pm on the Record Date, and once such payments are made, this obligation will be satisfied.

The Issuer must notify the Note Trustee in writing when the Issuer has made such payments.

2.3	Notification of amounts

The Issuer will make, or cause to be made, an announcement to ASX and POMSoX specifying the amount of the Redemption Amount in respect of each CVR Note, as soon as practicable (and in any event not later than five Business Days) after the date of determination of the volume of the PRL15 2C Resources.

2.4	Cancellation of CVR Notes

All CVR Notes will be cancelled where:

(a)	all of the CVR Notes have been redeemed;

(b)	the Redemption Amount has been paid in respect of each outstanding CVR Note; or

(c)	where no Redemption Amount is payable because, following completion of the Interim Resource Certification, the volume of the PRL 15 2C Resources is determined to be not greater than 6.2 Tcfe.

2.5	Interest

No interest is payable on the CVR Notes.

3.	Payment

3.1	Record Date

The payment of the Redemption Amount in respect of each CVR Note will be made to the person whose name is entered in the Register as the CVR Noteholder in respect of that CVR Note as at 5pm on the Record Date.

3.2	Payment to CVR Noteholders

Subject to clause 5.4 of this Schedule, any amount (including the Redemption Amount) payable under or in respect of a Note must be paid in US dollars only:

(a)

by payment of cheque marked “not negotiable” and sent through the post to the address of the CVR Noteholder on the Register or other person entitled thereto, or where the CVR Notes are held by joint CVR Noteholders to the address of the CVR Noteholder whose name stands first on the Register in respect of those CVR Notes; or

(b)

by direct credit to a nominated account denominated in US dollars at a financial institution notified by the relevant CVR Noteholder (or, where the CVR Notes are held by joint CVR Noteholders, the CVR Noteholder whose name stands first on the Register) to the Issuer and the Registry; or

(c)	by any other method of transferring money approved by the Note Trustee and the board of directors of the Issuer from time to time.

Every cheque referred to in this clause will be sent at the risk of the person entitled to the money represented by the cheque and payment will be deemed to have been made when the cheque is posted or the deposit is made in accordance with this clause.

3.3	Payment constitutes release

Any payment made by the Issuer or the Note Trustee for the account of a person whose name is, on the Record Date, entered in the Register as the holder of a CVR Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer and the Note Trustee, to the extent of such payment, of all obligations and indebtedness in respect of the CVR Note under or in respect of which the payment was made.

3.4	Time limit for claims

A claim against the Issuer for a payment under or in respect of a CVR Note is void unless made within three years of the due date for that payment.

3.5	No set-off

All payments under or in respect of a CVR Note will be made without any set off, counterclaim or condition.

4.	Power of the CVR Noteholders to direct Note Trustee

Upon the occurrence of an Event of Default, the CVR Noteholders shall have the following powers exercisable by ordinary resolution:

(a)	to direct the Note Trustee to take any particular action under this Deed or the CVR Notes;

(b)	to direct the Note Trustee to commence legal proceedings against the Issuer to recover any outstanding Redemption Amount, owing in respect of the CVR Notes; and

(c)	to direct the Note Trustee to take such other action as the CVR Noteholders deem appropriate to recover any outstanding Redemption Amount owing in respect of the CVR Notes,

and the Note Trustee shall comply with those directions subject to the terms of the Deed and these Terms of Issue.

5.	Joint CVR Noteholders

5.1	Nature of interest

Where two or more persons are registered as the holders of any CVR Notes, they are considered to hold the CVR Notes as joint tenants with benefits of survivorship, subject to the terms of this clause 5.

5.2	Limit on number of joint CVR Noteholders

The Issuer is not bound to register more than three persons as the holders of any CVR Note.

5.3	Liability for payments

The joint Noteholders in respect of any CVR Note are liable severally as well as jointly in respect of all payments which ought to be made by the joint CVR Noteholders in respect of the CVR Note.

5.4	Payment to joint CVR Noteholders

Any one of the joint CVR Noteholders in respect of a CVR Note may give a receipt for any amount (including the Redemption Amount) payable to the joint CVR Noteholders, and the payment of any such amount to any one of the joint CVR Noteholders will be an effective discharge by the Issuer of its obligations in relation to that CVR Note.

5.5	Death of joint CVR Noteholder

On the death of any one of the joint CVR Noteholders in respect of any CVR Note, the remaining joint CVR Noteholders will be the only persons recognised by the Issuer as having any title to the CVR Note, but the board of directors of the Issuer may require evidence of death and the estate of the deceased joint Noteholder is not released from any liability in respect of the Note.

5.6	Notices and Note Certificates

Only the person whose name stands first in the Register as one of the joint CVR Noteholders in respect of any CVR Note is entitled, subject to the Terms of Issue, to receive notices from the Issuer, and any notice given to that person is considered notice to all the joint CVR Noteholders.

5.7	Joint action by joint CVR Noteholders

Subject to the Terms of Issue, all of the joint CVR Noteholders in respect of any CVR Note must join in:

(a)	any transfer of the relevant CVR Note; or

(b)	any application for the replacement of a note certificate which has been lost or destroyed.

6.	Transfer of CVR Notes

6.1	Form of transfer

A CVR Noteholder may transfer any CVR Notes held by that CVR Noteholder by:

(a)

where CVR Notes are quoted on ASX, a Proper ASTC Transfer or any other method of transferring or dealing in CVR Notes introduced by ASX or operating in accordance with the operating rules of a clearing and settlement facility (as that term is defined in the Corporations Act), the ASX Settlement Operating Rules or the ASX Listing Rules, and in any such case, recognised under the Corporations Act; or

(b)

otherwise, a written instrument of transfer in any usual form or in any other form approved by either the Issuer or the Note Trustee, that is otherwise permitted by law. The form of transfer approved by the Issuer as at the date of this Deed is set out in Schedule 4.

A CVR Noteholder may not transfer part of a CVR Note.

6.2	Registration of transfer

A transferor of CVR Notes remains the owner of those CVR Notes until the transfer is registered and the name of the transferee is entered in the Register in respect of those CVR Notes.

7.	CHESS and ASX

7.1	CHESS

While CVR Notes remain in CHESS, the rights of a person holding an interest in, and all dealings in relation to, CVR Notes are subject to the rules and regulations of CHESS.

7.2	Quotation

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, that CVR Notes are quoted by ASX, or if the CVR Notes cannot be quoted on ASX, on another Qualified Exchange (as defined in the Arrangement Agreement), and to maintain quotation for so long as any CVR Notes remain on issue.

8.	Transmission on Death or by Law

8.1	Transmission on death

The personal representative of a deceased CVR Noteholder (which CVR Noteholder is not a joint CVR Noteholder) is the only person recognised by the Issuer as having any title to CVR Notes registered in the name of the deceased CVR Noteholder. Subject to compliance by the transferee with the Terms of Issue, the board of directors of the Issuer may register any transfer signed by a Noteholder prior to the CVR Noteholder’s death, despite the Issuer having notice of the CVR Noteholder’s death.

8.2	Transmission by operation of law

A person (a transmittee) who establishes to the satisfaction of the Issuer Board that the right to any CVR Notes has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the CVR Notes or may (subject to the provisions of the Terms of Issue relating to transfers) transfer the CVR Notes.

9.	Non-resident CVR Noteholders

Despite anything to the contrary contained in or implied by the Terms of Issue, it is a condition precedent to any right of the CVR Noteholder:

(a)	to receive payment of the Redemption Amount for each of those CVR Notes; and

(b)

to receive payment of any other amount under or in respect of those CVR Notes, that all necessary Authorisations are obtained or made, and all other applicable regulatory requirements are satisfied, at the cost of the CVR Noteholder.

10.	Indemnity to the Issuer

Whenever in consequence of:

(a)	the death of a CVR Noteholder;

(b)	the non-payment of any income Tax or other Tax payable by a CVR Noteholder;

(c)	the non-payment of any stamp or other duty by the legal personal representatives of a CVR Noteholder or his estate; or

(d)	any other act or thing in relation to a CVR Note or a CVR Noteholder,

any law for the time being of any other country or place, in respect of that CVR Note, imposes or purports to impose any liability of any nature whatever on the Issuer to make any payments to any Government Agency, the Issuer will in respect of that liability be indemnified by that CVR Noteholder and the CVR Noteholder’s legal personal representatives and any monies paid by the Issuer in respect of that liability may be recovered by action from that CVR Noteholder and/or the CVR Noteholder’s legal personal representatives as a debt due to the Issuer and the Issuer will have a lien in respect of those monies upon the CVR Notes held by that CVR Noteholder or his legal personal representatives and upon the Redemption Amount payable in respect thereof.

Nothing in this clause 10 will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Issuer.

11.	Deceased or Insolvent CVR Noteholders

The legal personal representatives of a deceased CVR Noteholder (not being one of joint CVR Noteholders) will be the only persons recognised by the Issuer as having any title to that CVR Noteholder’s CVR Notes. Any person becoming entitled to CVR Notes in consequence of the death or liquidation of any CVR Noteholder may, on producing such evidence of that person’s title as the Note Trustee thinks sufficient, be registered as the holder of the CVR Notes or, subject to the preceding clauses relating to transfer, may transfer those CVR Notes. The Note Trustee will be at liberty to retain the principal and interest and any other monies payable in respect of any CVR Notes which any person under this clause is entitled to or to transfer until such person is registered or has duly transferred the CVR Notes in accordance with these Terms of Issue.

12.	Title to CVR Notes

(a)

Subject to the Deed and these Terms of Issue, the Issuer and the Note Trustee will recognise only the CVR Noteholder whose name appears in the register as the absolute owner of the CVR Note in respect of which the CVR Noteholder is entered in the Register, and the Issuer and Note Trustee may act accordingly. The Issuer will not, except as provided by the Deed and these Terms of Issue or as ordered by a court of competent jurisdiction or as by statute required, be bound to take notice of or see to the executions of any trust or equity to which a CVR Note may be subject or otherwise affecting the ownership of a CVR Note or rights incidental thereto. The receipt of a CVR Noteholder or one of the joint CVR Noteholders of any monies payable upon the redemption of a CVR Note will be a good discharge to the Issuer despite any notice the Issuer may have, whether express or otherwise, of the right , title or interest of any person to or in that CVR Note or monies. No details of any such equity or trust, express or implied, will be entered in any Register.

(b)

No person who has previously been registered as the owner of a CVR Note has or is entitled to assert against the Issuer, the Note Trustee or the registered owner of that CVR Note for the time being and from time-to-time any rights, benefits or entitlements in respect of any CVR Notes.

13.	Terms of Issue

These Terms of Issue are binding on the Issuer, the Note Trustee and the CVR Noteholders and all persons claiming through or under them respectively.

Schedule 2 - The Register

1.	Details to be kept on Register

The following information shall be entered on the Register:

(a)	(date of issue of CVR Notes) the date on which the CVR Notes are issued;

(b)	(details of CVR Noteholders) the name, address and fax number of each CVR Noteholder;

(c)	(number of CVR Notes) the number of CVR Notes held by each CVR Noteholder;

(d)	(date of entry) the date on which a person was entered as the holder of CVR Notes;

(e)	(date of cessation) the date on which a person ceased to be a CVR Noteholder;

(f)	(account) the account to which any payments due to a CVR Noteholder are to be made (if applicable);

(g)	(payments) a record of each payment in respect of the CVR Notes;

(h)

(tax file number/Australian Business Number) a record that the Issuer has (or has not) received the tax file number or Australian Business Number of each CVR Noteholder and, if applicable, the grounds for exemption from the requirement of a CVR Noteholder to hold a tax file number;

(i)	(additional information) such other information as:

(i)	is required by the Terms of Issue; or

(ii)	the Issuer considers necessary or desirable.

2.	Place of keeping Register, copies and access

Each Register shall be:

(a)	(place kept) kept in Victoria;

(b)	(access to Note Trustee and Auditors) open to the Note Trustee and the Auditors to inspect during normal business hours who shall be provided with a copy upon request and without charge; and

(c)	(inspection by CVR Noteholder) open for inspection by CVR Noteholders during normal business hours without charge.

CVR Noteholders shall be entitled to a copy of the Register on payment of the prescribed fee and shall be provided with a copy within 5 Business Days of the Issuer’s receipt of such payment (or if the Register is maintained by a third party on the Issuer’s behalf, on receipt by that person).

3.	Closure of the Register

The Issuer may from time to time close the Register for any period or periods not exceeding 20 Business Days in any year.

4.	Details on Register conclusive

(a)

(Reliance on Register) The Issuer and the Note Trustee shall be entitled to rely on a Register as being a correct, complete and conclusive record of the matters set out in it at any time and whether or not the information shown in that Register is inconsistent with any other document, matter or thing.

(b)

(No trusts etc) The Issuer shall not be obliged to enter on a Register notice of any trust, security interest or other interest whatsoever in respect of any CVR Notes and the Issuer and the Note Trustee shall be entitled to recognise a CVR Noteholder as the absolute owner of CVR Notes and the Issuer and the Note Trustee shall not be bound or affected by any trust affecting the ownership of any CVR Notes unless ordered by a court or required by statute.

(c)	(Register not to be signed) The Issuer shall ensure that it does not sign or otherwise execute any entry in the Register.

5.	Alteration of details on Register

On the Issuer being notified of any change of name or address or payment or other details of a CVR Noteholder by the CVR Noteholder, the Issuer shall alter or cause to be altered the relevant Register accordingly.

6.	Rectification of Register

If:

(a)	an entry is omitted from the Register;

(b)	an entry is made in the Register otherwise than in accordance with this Deed;

(c)	an entry wrongly exists in the Register;

(d)	there is an error or defect in any entry in the Register; or

(e)	default is made or unnecessary delay takes place in entering in the Register that any person has ceased to be the holder of CVR Notes,

the Issuer shall rectify or cause to be rectified the same.

7.	Correctness of Register

The Issuer, or any person appointed by the Issuer to establish and maintain the Register, shall not be liable for any mistake in a Register except to the extent that the mistake is attributable to its fraud, negligence or wilful default.

8.	Third party registrar

The Issuer may cause the Register to be maintained by a third party on its behalf and require that person to discharge the Issuer’s obligations under this Deed in relation to that Register.

9.	Audit of Register

If and when required by the Note Trustee (acting reasonably), the Issuer will procure that its auditors conduct an audit of, and certify to the Note Trustee, the proper maintenance of the Register in accordance with this Schedule.

Schedule 3 - Meetings

1.	Note Trustee or Issuer may convene a Meeting

The Note Trustee or the Issuer may at any time convene a meeting of the CVR Noteholders and must do so if required by the Corporations Act or upon the occurrence of an Event of Default, subject to any waiver by the Note Trustee of the Event of Default.

2.	Power of CVR Noteholders to direct Issuer to convene a Meeting

(a)

The Issuer undertakes to hold a meeting of CVR Noteholders if required to do so on application in writing from the holders of not less than 10% of total Nominal Value of the CVR Notes delivered to its registered office with a copy of the application delivered to the Note Trustee.

(b)

Subject to the CVR Noteholders meeting the requirements in paragraph (a), the Issuer (by giving notice to each of the CVR Noteholders at the CVR Noteholder’s address as specified in the Register) will summon a meeting of CVR Noteholders:

(i)	to consider the financial statements that were laid before the last annual general meeting of the Issuer; and

(ii)	to give the Trustee directions in relation to the exercise of its powers.

(c)

A requisition of a meeting called under paragraph (a) shall state the general nature of the business proposed to be dealt with at the meeting. Meetings of CVR Noteholders must be held at such place as the Note Trustee and the Issuer shall from time to time reasonably determine or approve.

(d)

In the event that the Issuer does not issue a notice of meeting in accordance with paragraph (a) within 15 Business Days of receipt of the application delivered under that paragraph, the Note Trustee must convene the meeting forthwith.

3.	Right of Attendance

The following persons have the right to attend and to address any meeting of CVR Noteholders:

(a)	the Note Trustee, its solicitors and such other experts or advisors as the Note Trustee may engage;

(b)	the CVR Noteholders, their solicitors, and such experts or advisors as the CVR Noteholders may engage; and

(c)	the Issuer’s Directors, solicitors, the Auditors and such other experts or advisors as the Issuer may engage.

4.	Notice

(a)	At least 15 Business Days’ prior notice of a meeting of CVR Noteholders must be given to the CVR Noteholders, the Note Trustee and the Auditors. The notice of meeting must specify:

(i)	who convened the meeting;

(ii)	the place, day and hour of the meeting; and

(iii)	the nature of the business to be transacted at the meeting.

(b)	Any accidental omission to give any notice of any meeting or the non-receipt by any CVR Noteholder of any notice shall not invalidate the proceedings of any meeting, but where notice of a meeting convened by the Issuer is not received by the Note Trustee or notice of a meeting convened by the Note Trustee is not received by the Issuer, all business transacted and all resolutions passed at the meeting shall (unless the party who did not receive the notice otherwise agrees) be void and of no effect.

5.	Quorum

(a)	At any meeting of CVR Noteholders there will be quorum if:

(i)	2 or more CVR Noteholders present in person or by proxy or attorney are present and entitled to vote; and

(ii)	the CVR Noteholders who are so present hold more than 10% of total Nominal Value of the CVR Notes on issue at the time of the meeting.

No business shall (subject to clause 5(b) below) be transacted at any meeting unless the requisite quorum is present at the commencement of business.

(b)

If, within half an hour from the time appointed for any meeting of the CVR Noteholders, a quorum is not present the meeting shall stand adjourned to such day and time of not less than 10 Business Days’ or, if the meeting was to consider a special resolution, 15 Business Days’ later and at a place announced by the chair at the time of the adjournment. If at such adjourned meeting a quorum is not present the CVR Noteholders then present (provided that there are 2 or more CVR Noteholders present and entitled to vote) shall form a quorum and may transact any business which a meeting of CVR Noteholders is competent to transact.

6.	Chair

(a)

A person nominated by the Note Trustee is entitled to take the chair at every meeting of CVR Noteholders. If the Note Trustee does not nominate a chair or if at any meeting the person nominated is not present within 15 minutes after the time appointed for holding the meeting, the CVR Noteholders present may choose one of their number to be chair.

(b)

In case of an equality of votes the chair shall both on a show of hands and at a poll have a casting vote in addition to the vote or votes (if any) to which the chair may be entitled as a CVR Noteholder.

7.	Voting

(a)	Every question submitted to a meeting of CVR Noteholders must be decided in the first instance by a show of hands.

(b)	At every meeting of CVR Noteholders each voter is:

(i)	on a show of hands, entitled to one vote; and

(ii)	on a poll, entitled to one vote in respect of each CVR Note held by the CVR Noteholder or by the person for whom he is the proxy or attorney.

(c)	At any meeting of CVR Noteholders, unless a poll is demanded by:

(i)	the chair or the Note Trustee; or

(ii)	at least 5 CVR Noteholders present in person or by proxy or by attorney; or

(iii)	CVR Noteholders present in person or by proxy or by attorney who together hold at least 5% of the total Nominal Value of the CVR Notes on issue at the time of the meeting; or

(iv)	the Issuer, a declaration by the chair that a resolution has been carried by a particular majority or lost or not carried by a particular majority is conclusive evidence of the fact.

(d)

Where a poll is demanded under clause 7(c) of this Schedule it shall be taken either at once or after an interval of adjournment. If the poll is to be taken on an adjournment, the poll shall be taken as the chair directs, but in no case shall the date on which the poll is taken be a date more than 30 days from the date of the adjournment. The result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

(e)

In the case of joint CVR Noteholders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

8.	Voting by Issuer

The Issuer and its associates are not entitled to vote their interest on a resolution at a meeting of CVR Noteholders if they have an interest in the resolution or matter other than as a CVR Noteholder.

9.	Adjournment

The chair may with the consent of such meeting and shall if directed by the meeting adjourn the same from time to time and from place to place.

10.	Right to Vote

A CVR Noteholder or, in the case of joint CVR Noteholders, the CVR Noteholder whose name stands first on the Register, shall be entitled to vote in respect of such CVR Notes either in person or by proxy or attorney.

11.	Proxy

(a)

An instrument appointing a proxy must be in writing under the hand of the appointer or of its attorney duly authorised in writing, and in the case of a corporation, under its common seal or under the hand of an officer or attorney so authorised. Every such proxy shall enable the CVR Noteholder to vote for or against any resolution and shall be in any usual or common form or in any other form which the Note Trustee may approve.

(b)	Any person may be appointed a proxy whether or not that person is a CVR Noteholder.

(c)

An instrument appointing an attorney and an instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed shall be deposited at such place as the Issuer or Note Trustee (as relevant) shall in the notice convening the meeting direct not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or in the case of a poll before the time appointed for the taking of the poll) and in default, the power of attorney or instrument of proxy, as the case may be, may at the discretion of the Issuer or Note Trustee be invalid.

(d)

The CVR Noteholders as recorded in the Register 48 hours before the time appointed for the holding of the meeting and no other person or persons shall be recognised and treated as the legal holders of the CVR Notes for any purpose associated with any meeting of CVR Noteholders.

(e)

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or the authority under which the proxy was executed or the transfer of the CVR Notes in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Issuer at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

12.	Resolution binding

A resolution passed at a meeting of CVR Noteholders duly convened and held is binding on all the CVR Noteholders whether present or not present at such meeting, whether they are in favour or opposed to the resolution and each of the CVR Noteholders is bound to give effect to any resolutions passed at such meeting.

13.	Resolution is passed

(a)	A resolution shall be deemed duly passed as a special resolution if it is approved in either of the following ways:

(i)

by a resolution in writing signed by CVR Noteholders that represent not less than 75% in total Nominal Value of the CVR Notes then on issue, which resolution may be contained in one document or in several documents in like form each signed by one or more CVR Noteholders; or

(ii)	at a meeting of CVR Noteholders, by not less than 75% of the votes cast.

(b)	Any resolution (other than a special resolution) of the CVR Noteholders shall be duly passed if it is approved in any one of the following ways:

(i)

by a resolution in writing signed by CVR Noteholders who represent more than 50% in total Nominal Value of the CVR Notes then on issue which resolution may be contained in one document or in several documents in like form each signed by one or more CVR Noteholders; or

(ii)	at a meeting of CVR Noteholders, if carried by a simple majority of the votes cast.

(c)

For the purpose of clauses 13(a)(ii) and 13(b)(ii) of this Schedule, the CVR Noteholders as recorded in the Register 48 hours before the time appointed for the holding of the meeting shall be the only CVR Noteholders entitled to vote on or sign any such resolution and the CVR Notes so recorded at such time are the only CVR Notes taken into account in determining whether the requisite majority has been obtained.

(d)

Minutes of all resolutions and proceedings at every such meeting of CVR Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Issuer and the outcome of such resolutions must be promptly released to ASX. Any minutes purporting to be signed by the chair of the meeting at which such resolutions were passed, or proceedings taken, or by the chair of the next succeeding meeting of CVR Noteholders, shall be conclusive evidence of the matters contained in those minutes and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings taken to have been duly passed and taken.

14.	Referral to CVR Noteholders

The Note Trustee or the Issuer may, at its discretion, refer any question arising under or in connection with this Deed to a meeting of CVR Noteholders and may if it thinks fit act in accordance with any resolution passed in relation to such question. This clause 14 does not curtail or limit in any way any power of the Issuer or the Note Trustee under this Deed.

15.	General Powers of Meeting of CVR Noteholders

Subject to other provisions of this Deed, a meeting of CVR Noteholders will in addition to all other powers have the following powers exercisable:

(a)	by special resolution:

(i)	to sanction the release of the Issuer from all or part of its liability to pay the Redemption Amount on any CVR Notes;

(ii)	to sanction any modification or compromise or arrangement in respect of the rights of CVR Noteholders against the Issuer;

(iii)	to give any sanction, direction or request which under any of the provisions of this Deed is required to be given by a special resolution of CVR Noteholders; and

(b)	by ordinary resolution, to remove the Note Trustee.

Schedule 4 - Form of Transfer

CVR Notes Transfer Form

Affix Stamp Duty Here (if applicable)	Marking Stamp
Description of Securities	CVR Notes issued by Oil Search Limited pursuant to the CVR Notes Trust Deed dated on or about 2016 between Oil Search Limited and Equity Trustees Limited.	Register: [insert location of register]
Quantity of Securities	[insert]
Full name of Transferor

Consideration	Date of Purchase: [insert]
Full name of Transferee
Full postal address of Transferee

I, the registered holder and the transferor for the above consideration transfer to the transferee the securities specified above standing in my name(s) in the books of the CVR Notes Trust specified above subject to the several conditions on which I held these securities at the time of signing of this transfer and I, the transferee, agree to accept the securities subject to the same conditions.

Transferor(s) Seller(s) sign here	(FOR TRUST USE)
Date signed
Transferee(s) Buyer(s) sign here
Date signed

EXECUTED and DELIVERED as a deed.

Each attorney executing this Deed states and declares that he has no notice of revocation or suspension of his power of attorney.

The Common Seal of Oil Search Limited was affixed in the presence of:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Executed as a deed in accordance with section 127 of the Corporations Act 2001 by Equity Trustees Limited :

Director Signature	Director/Secretary Signature

Print Name	Print Name

SCHEDULE F

INTERIM ORDER

FORM 44 (Rule 43(3))	Supreme Court No.: 16-A0057
SUPREME COURT OF YUKON INTEROIL CORPORATION

		PETITIONER

BEFORE THE HONOURABLE	)	Tuesday, the 28th day of June,
MR. JUSTICE VEALE	)	2016

INTERIM ORDER

THE APPLICATION of the Petitioner, coming on for hearing on the 28th day of June, 2016 AND UPON HEARING Gregory A. Fekete, lawyer for the Petitioner InterOil Corporation.

THIS COURT ORDERS THAT:

1.

Pursuant to paragraph 195(4)(a) and (b) of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), InterOil Corporation (“InterOil”) is permitted to convene and hold a special meeting of Securityholders (as defined below), as may be properly adjourned or postponed (the “Meeting”) as provided for in the management information circular of InterOil dated June 24, 2016 (the “Circular”) for the purpose of:

(a)

the Securityholders of InterOil considering and, if thought fit, passing a special resolution (the “Arrangement Resolution”), with or without variation, approving an arrangement (the “Arrangement”) involving InterOil, its common shareholders (the “Shareholders”), and its optionholders (the “Optionholders”) and holders of restricted InterOil share units (“RSUs”) (“RSU Holders”) (the Shareholders, Optionholders and RSU Holders are collectively referred to herein as the “Securityholders”), and Oil Search Limited (“Oil Search”) and Oil Search (Yukon) Limited (“Acquisition Co.”), as described in the plan of arrangement (the “Plan of Arrangement”), as it may be amended in accordance with the Interim Order, which is attached as Schedule “A” to the amended and restated arrangement agreement dated effective May 20, 2016 (the “Arrangement Agreement”) among InterOil and Oil Search, which Arrangement Agreement is attached as Exhibit “B” to the Affidavit of Sheree Leanne Ford sworn June 24, 2016; and

(b)	acting upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

2.	The Meeting shall be called, held and conducted in accordance with the provisions of the YBCA and the Bylaws of InterOil, as modified by the terms of this Interim Order.

3.	The following information (the “Meeting Materials”):

(a)	Notice of the Meeting and Circular;

(b)	Appendices to the Circular, including the Plan of Arrangement;

(c)	this Interim Order and the Notice of Application (substantially in the form attached hereto) to this Honourable Court for a Final Order approving the Arrangement;

(d)	Forms of Proxy; and

(e)	Letter of Transmittal and Election Form,

in or substantially in the form as referred to in the Affidavit of Sheree Leanne Ford, sworn the 24th day of June, 2016, with such amendments and inclusions thereto as counsel for InterOil may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of the Interim Order, shall be delivered as follows:

(a)

to the registered Shareholders at their registered address as they appear on the books of the registrar and transfer agent for InterOil and to the Optionholders and RSU Holders at their registered address as they appear on InterOil’s record books at the close of business on the 20th day of June, 2016, being the record date fixed by the Board of Directors of InterOil for the determination of Securityholders entitled to notice of the Meeting (the “Record Date”), by (i) pre-paid ordinary mail; (ii) by courier; or (iii) by facsimile or electronic transmission to any registered Shareholder who requests such transmission in writing;

(b)

to the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators and other applicable securities regulations;

(c)	to the directors of InterOil, by (i) pre-paid ordinary mail; or (ii) by courier;

(d)	to the auditors of InterOil, by (i) pre-paid ordinary mail; or (ii) by courier;

(e)	to the New York Stock Exchange and the Port Moresby Stock Exchange, (i) pre-paid ordinary mail; or (ii) by courier; and

(f)

to the securities commissions or similar regulatory authorities in all of the provinces and territories in Canada where InterOil is a “reporting issuer” under applicable securities laws, by electronic filing via the SEDAR system which mailing, delivery, transmission or filing, as the case may be, shall occur at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery, transmission or filing and including the date of the Meeting, and that mailing, delivery or filing, as the case may be, of the Notice of Application, as herein described, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings and no other service, filing, delivery, transmission or mailing need be made and such service shall be effective on the fifth (5th) day after the said Notice of Application is mailed, delivered, transmitted or filed.

4.

InterOil shall use commercially reasonable efforts to deliver and to effect service of Notice of the Meeting and Notice of Application in the manner set out herein and, the accidental omission to give notice of the Meeting or Notice of Application to, or the non-receipt of such Notices by one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Meeting.

5.	Unless the context requires otherwise, capitalized terms in this Order which are not otherwise defined have the meanings given in the Notice of Meeting and Circular.

6.

InterOil and Oil Search are authorized to make, in the manner contemplated by and subject to the Arrangement, such amendments, revisions or supplements to the Plan of Arrangement as they may determine, without any additional notice to the Securityholders. The Plan of Arrangement as so amended, revised or supplemented, shall be the Plan of Arrangement to be submitted at the Meeting to the Securityholders and shall be the subject of the Arrangement Resolution.

7.

Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 3 hereof, as determined to be the most appropriate method of communication by the Board of Directors of InterOil.

8.	The only persons entitled to attend the Meeting shall be:

(a)	the registered Securityholders or their respective proxyholders, if applicable, as of the Record Date;

(b)	InterOil’s directors, officers, auditors and advisors (including, but not limited to, legal counsel for InterOil);

(c)	representatives of Oil Search, and any of its subsidiaries or affiliates and advisors (including, but not limited to, legal counsel for Oil Search); and

(d)	other persons with the prior permission of the Chair of the Meeting.

9.

The Securityholders are permitted to attend at and participate in the Meeting at the Grand Salon, JW Marriott Essex House, New York, 160 Central Park South, New York, New York 10019, substantially as described in the Circular, on Thursday, July 28, 2016 at 12:00pm (Eastern time).

10.

The Chair and Secretary of the Meeting shall be Chris Finlayson and Sheree Ford, respectively, or any other officer or director of InterOil who shall be appointed by the Board of Directors of InterOil for those purposes. Computershare Investor Services Inc. shall be the scrutineer of the Meeting.

11.

The Chair of the Meeting is at liberty to call on the assistance of legal counsel to InterOil at any time and from time to time, as the Chair of the Meeting may consider necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

12.

InterOil, if it deems advisable and subject to the terms of the Arrangement Agreement, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement and without the need for further approval of this Court, and notice of any such adjournment or postponement shall be given by such method as InterOil may determine is appropriate in the circumstances. This provisions shall not limit the authority of the Chair of the Meeting in respect of adjournments or postponments. No such adjournment will affect the Record Date for the Meeting or the Securityholders entitled to vote at the Meeting.

13.

The quorum required at the Meeting shall be the quorum required by the Bylaws of InterOil, being two (2) persons present and holding or representing by proxy at least twenty-five per cent (25%) of the shares entitled to vote at the Meeting.

14.	The votes required to pass the Arrangement Resolution at the Meeting shall be:

(a)

the affirmative vote cast by not fewer than 66 2⁄3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; and

(b)

the affirmative vote cast by not fewer than 66 2⁄3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class.

15.	All votes at the Meeting in respect of the Arrangement Resolution shall be by ballot.

16.

For the purposes of voting at the Meeting, each Optionholder and RSU Holder is entitled to one vote for each whole Common Share issuable upon exercise of the Options and RSUs held by such holder on the Record Date. If any Options and/or RSUs are exercised after the Record Date, the holder of such Options and/or RSUs on the Record Date shall be entitled to vote at the Meeting in respect of such Options or RSUs and no votes shall be cast in respect of the Common Shares issuable upon exercise of such Options. If Options or RSUs expire unexercised after the Record Date but prior to the Meeting, no votes shall be cast in respect of such expired Options and RSUs at the Meeting.

17.	InterOil shall be at liberty to give notice of this Application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

18.

Any Securityholder, director or auditor of InterOil or any other party served with notice of the application for the final order approving the Arrangement (the “Final Order”) may appear and make representations at the application for the Final Order, provided that such person shall file an Appearance and a Response, in the respective forms prescribed by the Rules of Court of the Supreme Court of Yukon, with this Court and deliver a copy of the filed Appearance and Response, together with a copy of all material on which such person intends to rely at the application for the Final Order, including an outline of such person’s proposed submissions, to the solicitors for InterOil at its address for delivery set out in the Petition, on or before 11:00 a.m. (Pacific Standard Time) on 3rd day of August, 2016, or such later date as the Court may determine.

19.

Each registered Shareholder will be granted rights of dissent (the “Dissent Rights”) in respect of the Arrangement Resolution, as contemplated by Section 193 of the YBCA, provided that such registered Shareholder otherwise complies strictly with the requirements of Section 193 of the YBCA, as amended by Article 4 of the Plan of Arrangement and this Interim Order. The Dissent Rights are further modified by the Interim Order as follows:

(a)

a registered Shareholder as of the Record Date intending to exercise Dissent Rights must give written notice of dissent to the Arrangement Resolution to InterOil, at: 204 Black Street, Suite 300, Whitehorse, Yukon, Canada, Y1A 2M9, Attention: Paul W. Lackowicz (re: InterOil), to be received by no later than 12:00p.m. (Eastern Daylight Time) on: (i) July 26, 2016; or (ii) the day that is two business days prior to the date on which an adjournment or postponement of the Meeting is held and must otherwise strictly comply with this paragraph 19. The dissent notice must set out the number of Common Shares held by the Dissenting Shareholder, as defined below, and include a statement that such Common Shares are all of the Common Shares held by the Dissenting Shareholder;

(b)

any registered Shareholder as of the Record Date (a “Dissenting Shareholder”) who exercises Dissent Rights in respect of the Arrangement Resolution in strict compliance with the requirements of section 193 of the YBCA, as modified by the Interim Order and Article 4 of the Plan of Arrangement (the “Dissent Procedures”), will be entitled, in the event that the Arrangement becomes effective, to be paid the fair value of the Common Shares held by such Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights determined as of the Effective Time.

(c)

all of the Common Shares held by each Dissenting Shareholder who has validly exercised his, her or its Dissent Rights shall, at the “Effective Time” (as defined in the Plan of Arrangement), and notwithstanding any provision of Section 193 of the YBCA, be and be deemed to have been irrevocably transferred to Oil Search (Yukon) Limited free and clear of all Liens, as defined in the Arrangement Agreement, and each such Dissenting Shareholder shall cease to have any rights as a Shareholder in respect of such Common Shares other than the right to be paid the fair value of such Common Shares in accordance with the Dissent Procedures;

(d)

if a registered Shareholder who exercises Dissent Rights is ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which such registered Shareholder has exercised Dissent Rights, the registered Common Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a registered Shareholder that has not exercised Dissent Rights and will be deemed to have elected to receive shares of Oil Search as provided for in the Plan of Arrangement;

(e)

in no case will InterOil, Oil Search, Oil Search (Yukon) Limited or their respective successors or assigns or any other person be required to recognize the Dissenting Shareholder as a holder of Common Shares at and after the effective time of the Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Dissenting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of InterOil will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the effective date of the Arrangement;

(f)	registered Shareholders as of the Record Date shall be the only persons with Dissent Rights in respect of the Arrangement Resolution; and

(g)

the delivery by a Shareholder of a notice pertaining to the exercise of Dissent Rights does not deprive such Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution will result in a loss of its Dissent Rights.

20.

If the application for the Final Order is adjourned or postponed, only those persons who have filed and delivered an Appearance and Response in accordance with the terms hereof need be served with notice of the adjourned or postponed date.

21.

Unless the directors of InterOil by resolution determine to abandon the Arrangement, the Petitioner shall be at liberty to apply on the 3rd day of August, 2016 at 2:00 p.m. (Pacific Standard Time) or such other date as the Court may direct, for the final approval of the Arrangement and a determination as to the procedural and substantive fairness of the Arrangement, provided the Arrangement Resolution is approved by the Shareholders and Securityholders, as aforesaid, at the Meeting.

22.

The Petitioner shall report to this Court and furnish evidence of its compliance with any Interim Order granted with respect to the relief sought herein at the date of the application for the Final Order.

23.

The Petitioner shall be at liberty to make such further applications to this Honourable Court in relation to the Plan of Arrangement as are necessary for putting into effect the Plan of Arrangement, including, without limitation, an application to vary the Interim Order.

24.

To the extent of any inconsistency or discrepancy with respect to the matters provided for in the Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares, Options or RSUs, the Interim Order shall govern.

APPROVED AS TO THE ORDER MADE:

Lawyer for the Petitioner
InterOil Corporation

Form 52 (Rule 47(1))

S.C. No. 16-A0057

SUPREME COURT OF YUKON

INTEROIL CORPORATION

PETITIONER

NOTICE OF APPLICATION

To:	All securityholders of InterOil Corporation

TAKE NOTICE that an application will be made by Gregory A. Fekete, lawyer for the Petitioner, InterOil Corporation, to the presiding judge at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon on the 3rd day of August, 2016, at 2:00 p.m. for an order that:

1.

The terms and conditions of the issuance and conversion of securities to and with whom securities are to be issued and converted, as set out in the Plan of Arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), attached as Schedule “C” to the management information circular of InterOil dated June 24, 2016 (the “Circular”) accompanying the Notice of Special Meeting of shareholders, optionholders and holders of restricted share units of InterOil (collectively, the “Securityholders”), are procedurally and substantively fair to such persons and to the Petitioner and such terms and conditions are hereby approved.

2.

The Plan of Arrangement be, and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and Securityholders and on all other parties who have been served with notice of these proceedings, upon the acceptance of a certified copy of this Order by the Yukon Registrar of Corporations.

3.

The Articles of Arrangement attached and forming part of the Order be approved as the form of Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to 195(10) of the YBCA.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a special meeting of the Securityholders for the purpose of voting to approve the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to certain securities of InterOil to be issued by InterOil to Securityholders pursuant to the Arrangement.

At the hearing, any Securityholder, director, or auditor of InterOil, or any other interested party with leave of the Court, desiring to support or oppose the applications may appear for the purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

A copy of the Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same.

AND TAKE FURTHER NOTICE that in support of this Application will be read the Affidavits of Sheree Leanne Ford and Anna C. Starks-Jacob all the pleadings and proceedings herein and such further and other material as Counsel may advise and this Honourable Court may permit.

This Application is brought pursuant to section 195 of the YBCA.

The applicant estimates that the application will take 30 minutes.

If you wish to receive notice of the time and date of the hearing or to respond to the application, you must, within the proper time for response:

(a)	deliver to the applicant

(i)	2 copies of a Response in Form 11, and

(ii)	2 copies of each affidavit of the affidavits and other documents, not already in the court file, on which you intend to rely at the hearing, and

(b)	deliver to every other party of record

(i)	one copy of a Response in Form 11, and

(ii)	one copy of each affidavit and other document, not already in the court file, on which you intend to rely at the hearing.

TIME FOR RESPONSE

The Response must be delivered on or before 2:00 p.m. on August 3, 2016.

Dated:
Gregory A. Fekete,
Solicitor for the Petitioner

FORM 44 (Rule 43(3))

Supreme Court No.: 16-A0057

SUPREME COURT OF YUKON

INTEROIL CORPORATION

PETITIONER

INTERIM ORDER

Austring Fendrick & Fairman

3081 Third Avenue

Whitehorse, Yukon

Y1A 4Z7

Phone: (867) 668-4405

Fax: (867) 668-3710

Gregory A. Fekete

SCHEDULE G

NOTICE OF APPLICATION

Form 52 (Rule 47(1))

S.C. No. 16-A0057

SUPREME COURT OF YUKON

INTEROIL CORPORATION

PETITIONER

NOTICE OF APPLICATION

To:	All securityholders of InterOil Corporation

TAKE NOTICE that an application will be made by Gregory A. Fekete, lawyer for the Petitioner, InterOil Corporation, to the presiding judge at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon on the 3rd day of August, 2016, at 2:00 p.m. for an order that:

1.

The terms and conditions of the issuance and conversion of securities to and with whom securities are to be issued and converted, as set out in the Plan of Arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), attached as Schedule “C” to the management information circular of InterOil dated June 24, 2016 (the “Circular”) accompanying the Notice of Special Meeting of shareholders, optionholders and holders of restricted share units of InterOil (collectively, the “Securityholders”), are procedurally and substantively fair to such persons and to the Petitioner and such terms and conditions are hereby approved.

2.

The Plan of Arrangement be, and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and Securityholders and on all other parties who have been served with notice of these proceedings, upon the acceptance of a certified copy of this Order by the Yukon Registrar of Corporations.

3.

The Articles of Arrangement attached and forming part of the Order be approved as the form of Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to 195(10) of the YBCA.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a special meeting of the Securityholders for the purpose of voting to approve the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to certain securities of InterOil to be issued by InterOil to Securityholders pursuant to the Arrangement.

At the hearing, any Securityholder, director, or auditor of InterOil, or any other interested party with leave of the Court, desiring to support or oppose the applications may appear for the purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

A copy of the Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same.

AND TAKE FURTHER NOTICE that in support of this Application will be read the Affidavits of Sheree Leanne Ford and Anna C. Starks-Jacob all the pleadings and proceedings herein and such further and other material as Counsel may advise and this Honourable Court may permit.

This Application is brought pursuant to section 195 of the YBCA.

The applicant estimates that the application will take 30 minutes.

If you wish to receive notice of the time and date of the hearing or to respond to the application, you must, within the proper time for response:

(a)	deliver to the applicant

(i)	2 copies of a Response in Form 11, and

(ii)	2 copies of each affidavit of the affidavits and other documents, not already in the court file, on which you intend to rely at the hearing, and

(b)	deliver to every other party of record

(i)	one copy of a Response in Form 11, and

(ii)	one copy of each affidavit and other document, not already in the court file, on which you intend to rely at the hearing.

TIME FOR RESPONSE

The Response must be delivered on or before 2:00 p.m. on August 3, 2016.

Dated:
Gregory A. Fekete,
Solicitor for the Petitioner

SCHEDULE H

SECTION 193 OF THE YBCA

RIGHT TO DISSENT

Shareholder’s right to dissent

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another body corporate, otherwise than under section 186;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under paragraph 192(1)(c).

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(5.1) The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection (5).

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) subject to subsection (6.1), by a shareholder if an objection under subsection (5) has been sent by the shareholder to the corporation,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(6.1) A shareholder who has sent an objection under subsection (5) ceases to be a dissenting shareholder and is not entitled to make an application under subsection (6) or to claim under this section if

(a) the shareholder votes, in person or by proxy, in favour of the resolution referred to in subsection (1) or (2); or

(b) the shareholder withdraws the objection by written notice to the corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(21) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the Supreme Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Supreme Court thinks fit. S.Y. 2010, c.8, s.126; S.Y. 2002, c.20, s.193

SCHEDULE I

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF OIL SEARCH

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Pro forma condensed consolidated statement of financial position as at 31 December 2015
US$000	Oil Search Limited	InterOil Corporation	Pro forma adjustments	Notes	Pro forma consolidated (pre Total MOU)	Pro forma Total MOU adjustments	Notes	Pro forma consolidated (post Total MOU)
Assets
Current assets
Cash and cash equivalents	910,479	33,069	(770,000)	B	173,548	—		173,548
Cash restricted	—	7,966	—		7,966	—		7,966
Receivables	81,074	608,839	—		689,913	1,354,037	N, P	2,043,950
Inventories	136,786	—	—		136,786	—		136,786
Prepayments	13,576	1,627	—		15,203	—		15,203
Assets classified as held for sale	—	6,701	1,286,218	L	1,292,919	(1,286,218)	O	6,701
Other current assets	—	2,223	—		2,223	—		2,223

Total current assets	1,141,915	660,425	516,218		2,318,558	67,819		2,386,377
Non-current assets
Cash restricted	—	228	—		228	—		228
Other assets	4,931	24,793	—		29,724	—		29,724
Other financial assets	104,125	—	—		104,125	—		104,125
Exploration and evaluation assets	1,420,651	501,724	521,099	F, I, J, K, L, Q	2,443,474	—		2,443,474
Oil and gas assets	7,023,774	—	—		7,023,774	—		7,023,774
Other plant and equipment	128,507	4,223	—		132,730	—		132,730
Deferred tax assets	518,931	—	—		518,931	—		518,931

Total non-current assets	9,200,919	530,968	521,099		10,252,986	—		10,252,986

Total assets	10,342,834	1,191,393	1,037,317		12,571,544	67,819		12,639,363

Liabilities
Current liabilities
Payables	(214,583)	(172,120)	(416,584)	E, F, G, H, J	(803,287)	—		(803,287)
Provisions	(15,989)	—	—		(15,989)	—		(15,989)
Borrowings	(290,372)	(130,000)	—		(420,372)	—		(420,372)
Current tax payable	(55,655)	(2,014)	—		(57,669)	—		(57,669)

Total current liabilities	(576,599)	(304,134)	(416,584)		(1,297,317)	—		(1,297,317)

Non-current liabilities
Payables	(18,670)	—	—		(18,670)	—		(18,670)
Provisions	(394,764)	—	(10,000)	I	(404,764)	—		(404,764)
Borrowings	(4,012,278)	—	—		(4,012,278)	—		(4,012,278)
Deferred tax liabilities	(631,162)	—	(151,678)	Q	(782,840)	—		(782,840)
Indirect participation interest	—	(7,449)	—		(7,449)	—		(7,449)
Other non-current liabilities	—	(80,138)	—		(80,138)	—		(80,138)

Total non-current liabilities	(5,056,874)	(87,587)	(161,678)		(5,306,139)	—		(5,306,139)

Total liabilities	(5,633,473)	(391,721)	(578,262)		(6,603,456)	—		(6,603,456)

Net assets	4,709,361	799,672	459,055		5,968,088	67,819		6,035,907

Shareholders’ equity
Share capital	(3,147,340)	(1,000,358)	(287,369)	C, D, M	(4,435,067)	—		(4,435,067)
Reserves	12,974	—	—		12,974	—		12,974
Retained earnings	(1,574,995)	237,566	(208,566)	F, G, M	(1,545,995)	(67,819)	O	(1,613,814)
Contributed surplus	—	(36,880)	36,880	M	—	—		—

Total equity	(4,709,361)	(799,672)	(459,055)		(5,968,088)	(67,819)		(6,035,907)

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

Pro forma condensed consolidated statement of operations for the year ended 31 December 2015
US$000	Oil Search Limited	InterOil Corporation	Pro forma adjustments	Notes	consolidated (pre Total MOU)	Pro forma Total MOU adjustments	Notes	consolidated (post Total MOU)
Revenue	1,585,728	23,083	(23,083)	R, S	1,585,728	—		1,585,728
Cost of sales	(781,811)	—	—		(781,811)	—		(781,811)

Gross profit	803,917	23,083	(23,083)		803,917	—		803,917
Other income	14,841	—	3,419	R	18,260	288,782	O	307,042
Other expenses	(525,389)	(245,917)	—		(771,306)	(220,963)	P	(992,269)

Profit from operating activities	293,369	(222,835)	(19,664)		50,871	67,819		118,690
Net finance (costs)/income	(185,115)	(18,092)	19,664	S	(183,543)	—		(183,543)

Profit before income tax	108,254	(240,927)	0		(132,672)	67,819		(64,853)
Income tax (expense)/benefit	(147,636)	(1,029)	—		(148,665)	—		(148,665)

Net (loss)/profit after tax	(39,382)	(241,956)	0		(281,337)	67,819		(213,518)
Other comprehensive income
Items that may be reclassified to profit or loss:	—	—	—		—	—		—
Foreign currency translation differences for foreign operations	(4,218)	—	—		(4,218)	—		(4,218)

Total comprehensive (loss)/income for the year	(43,600)	(241,956)	0		(285,555)	67,819		(217,736)

Earnings per share	cents							cents
Basic	(2.59)							(11.99)
Diluted	(2.59)							(11.99)

Weighted average shares outstanding
Basic (‘000)	1,522,693							1,780,238
Diluted (‘000)	1,522,693							1,780,238

1.	DESCRIPTION OF THE TRANSACTION

The accompanying unaudited pro forma condensed financial statements of Oil Search have been prepared for inclusion in this Information Circular in accordance with applicable Canadian regulatory requirements.

Under the terms of the Arrangement Agreement, each issued and outstanding common share of InterOil will be exchanged for 8.05 Oil Search Shares (the “Exchange Ratio”). Upon closing of the Arrangement Agreement, existing InterOil Shareholders will own approximately 14.5% of the merged Oil Search-InterOil entity, on a fully diluted in-the-money basis (subject to the assumptions outlined below in section 6).

Based on the closing price of Oil Search’s common shares on the ASX of AUD$6.91 on May 19, 2016, the offer implies consideration of US$40.25 per InterOil Share which represents a premium of 27.2 % and 32.5% to InterOil’s 1-month VWAP and 3-month VWAP of US$31.88 and US$30.37 respectively up to and including May 19, 2016. The implied equity value (assuming the conversion of all RSUs and a PRL 15 2C Resources size of 7.1tcfe) is equal to US$2.3 billion. The final transaction value will be determined upon completion of Arrangement and payment of any Redemption Amount in respect of the CVRs.

The unaudited pro forma consolidated financial statements of Oil Search also consider the impact of the on-sale of 60% of the acquired interest in PRL 15 and 62% of five other exploration licences held by InterOil in Papua New Guinea. The sale of these interests is governed by the provisions of the Total MoU and is conditional upon completion of the Arrangement.

The accompanying unaudited pro forma condensed consolidated financial statements of Oil Search have been prepared to give effect to the Arrangement and the transactions contemplated by the Total MoU (the “Total Transactions”).

2.	BASIS OF PREPARATION

The unaudited pro forma consolidated statement of income for the year ended December 31, 2015 combine the audited consolidated statements of income of Oil Search and InterOil to give effect to the Arrangement as if it had occurred on January 1, 2015.

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2015 combines the audited consolidated statement of financial position of Oil Search and InterOil as at that date to give effect to the Arrangement as if it had occurred on December 31, 2015. The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2015 also accounts for the impact of the Total Transactions on the Total Sale Agreement (including as set out in the below paragraph).

Following completion of the Arrangement, it is expected that Total B.V.’s obligations under the Total Sale Agreement will be modified to provide, among other things, that Total B.V. (or one of its related bodies corporate) will pay to Oil Search or one of its subsidiaries (a) US$141.6 million on 1 July 2017, (b) US$230 million on FID of the Papua LNG Project and (c) 60% of any amounts payable to the holders of CVRs in respect of any volume of the PRL 15 2C Resources greater than 6.5 tcfe. Total B.V. (and its related bodies corporate) will have no further obligations with respect to (x) any payment of “Purchase Price”, (y) any carry on the “Carried Exploration Well” or (z) reimbursement of “Appraisal Carry Costs”, in each case as defined under the Total Sale Agreement.

The unaudited pro forma condensed consolidated financial statements were based on and should be read in conjunction with the following:

•	audited consolidated financial statements of Oil Search for the year ended December 31, 2015 and the accompanying notes (“Oil Search Accounts”); and

•	audited consolidated financial statements of InterOil for the year ended December 31, 2015 and the accompanying notes (“InterOil Accounts”).

The above documents are available on the respective company’s websites and for Oil Search are referenced in Schedule A above.

The audited consolidated financial statements of Oil Search and InterOil have been adjusted to give effect to the following pro forma events:

•	those that are directly attributable to the Arrangement;

•	those that are factually supportable; and

•	those with respect to the pro forma condensed consolidated statement of income expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what Oil Search’s financial position or financial performance actually would have been had the InterOil acquisition or the Total Transactions been completed as of the date indicated and does not purport to project the future financial position or operating results of Oil Search. The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2015.

The Arrangement is considered to be a business combination under IFRS 3 – Business combinations (“IFRS 3”). The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the Effective Date. There are instances where adequate information is not available at the time of the preparation of these unaudited pro forma condensed consolidated financial statements to perform an estimate of fair value. Oil Search will finalize all amounts as it obtains the information necessary to complete the measurement process, which can be no later than 12 months from the Effective Date. Accordingly, pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of Oil Search and Oil Search’s future performance and financial position.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not reflect the additional savings or costs that may result from the Arrangement and the Total Transactions. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the transaction.

3.	HISTORICAL FINANCIAL STATEMENTS

A)	InterOil

In order to give pro forma effect to the Arrangement on the audited consolidated statement of financial position of Oil Search as at December 31, 2015 and audited consolidated statement of income of Oil Search as at and for the year ended December 31, 2015, InterOil’s audited consolidated statement of financial position as at December 31, 2015 and audited consolidated statement of income for the year ended December 31, 2015 have been adjusted to reflect what the underlying historical performance and financial position would have been had the pro forma company operated as a standalone consolidated entity since December 31, 2015 and January 1, 2015 respectively.

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

B)	Total MoU

In order to give pro forma effect to the Total MoU on the audited consolidated statement of financial position of Oil Search as at December, 31 2015 and audited consolidated statement of income of Oil Search for the year ended December 31, 2015, InterOil’s audited consolidated statement of financial position as at December 31, 2015, and audited consolidated statement of income for the year ended December 31, 2015 have been adjusted to reflect what the underlying historical performance and financial position would have been had the pro forma company operated as a standalone consolidated entity since December 31, 2015 and January 1, 2015 respectively.

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the Oil Search Accounts. Management has determined, based on its initial assessment that no material basis of presentation and accounting policies differ between Oil Search and InterOil.

5.	PURCHASE PRICE ALLOCATION

InterOil constitutes a business as defined by IFRS 3, and consequently, Oil Search has applied the principles of IFRS 3 in accounting for the acquisition of 100% of the issued and outstanding common shares of InterOil.

A summary of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

Oil Search purchase consideration:

US$
Fair value estimate of the cash consideration	$770,000,000
Fair value estimate of the Oil Search Share consideration	$1,238,815,918
Fair value estimate of the consideration for InterOil RSUs	$48,911,518
Fair value estimate of the consideration for InterOil CVRs	$278,083,575

Total consideration	$2,335,811,011

The purchase price consideration reflects the number of outstanding InterOil Shares, RSUs that vest the day before a change in control and the CVRs issuable as at December 31, 2015. CVRs are issued by Oil Search to InterOil Shareholders in the ratio of one CVR for each share. The CVR entitle holders to a contingent cash payment for the acquisition of InterOil by Oil Search that is linked to the volume of the PRL 15 2C Resources.

For the purposes of pro forma presentation, all issued and outstanding RSUs of InterOil, outstanding at the Arrangement date were converted into common shares of Oil Search. Fair value assumptions used are disclosed in note 6. The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of December 31, 2015 (note 6j).

Pro Forma Presentation US$’000
Cash and cash equivalents	33,069
Cash restricted	7,966
Receivables	608,839
Prepayments	1,627
Assets held for sale	1,292,919
Other current assets	2,223
Other non-current assets	25,021
Exploration and evaluation assets	1,005,823
Property, plant and equipment	4,223
Current payables	(264,620)
Borrowings	(130,000)
Current tax payable	(2,014)
Indirect participation interest	(7,449)
Non-current provisions	(10,000)
Deferred tax liabilities	(151,678)
Other non-current liabilities	(80,138)

The final purchase price and the fair value of the net assets to be acquired will ultimately be determined after the closing of the Arrangement and payment of any Redemption Amount on the CVRs. Therefore, it is likely that the purchase prices, including the CVRs, and the fair values of assets acquired and liabilities assumed will vary from those shown above. The actual fair value of the assets and liabilities may differ materially from the amounts disclosed above in the preliminary pro forma purchase price allocation because of changes in share prices and fair values, as further analysis is completed.

6.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions to show the effect of the acquisition of InterOil by Oil Search, as if the Arrangement had been completed on December 31, 2015 for the pro forma condensed consolidated statement of financial position and January 1, 2015 for the pro forma condensed consolidated statement of income. Assumptions relating to the share price of Oil Search are based on the date prior to the date of the Arrangement Agreement, being May 19, 2016. Assumptions and adjustments made are as follows:

A.

For the purpose of the information contained in these pro forma financials, the volume of the PRL 15 2C Resources is estimated to be 7.1 tcfe. This estimate is consistent with the estimate of the PRL 15 2C Resources contained in InterOil’s 2015 Consolidated Financial Statements, and is based on a resource certification provided by Gaffney Cline & Associates (“GCA”). This estimate of 7.1 tcfe is assumed to enable consistency with InterOil’s 2015 Consolidated Financial Statements only. By applying this assumption, Oil Search does not make any statement or endorsement in relation to the likely or estimated value of the PRL 15 2C Resources size.

B.

An adjustment of US$770 million to reflect cash consideration paid to shareholders of InterOil. The Plan of Arrangement provides InterOil Shareholders with a Cash Alternative to receiving Oil Search Share consideration, up to a total of US$770 million. The assumption is that InterOil Shareholders will elect to take up the full Cash Alternative of US$770 million.

C.

An adjustment to reflect the issuance of 247,763,184 Oil Search Shares, based on a ratio of 8.05 Oil Search Shares for each outstanding InterOil Share. The closing price of Oil Search Shares on the ASX on May 19, 2015 was AUD$6.91 at the AUD/USD 0.72 foreign exchange rate on that date of 19 May 2016 was US$5.00. The implied value for the share component of the consideration per InterOil Share is US$40.25 for total consideration of US$1,238.8 million.

D.

An adjustment to reflect the issuance of 9,782,304 Oil Search Shares, based on a ratio of 8.05 Oil Search Shares for each outstanding InterOil RSU. The fair value was determined by multiplying the number of replacement RSUs that vest on the day prior to change of control by the implied value of one InterOil Share of US$40.25, for a total fair value of US$48.9 million. Oil Search has assumed that the RSUs will be converted into share capital prior to the closing of the acquisition of InterOil by Oil Search.

E.

An adjustment to reflect the issuance of 51,123,663 Oil Search CVRs, based on a ratio of 1.0 InterOil Share for each CVR. The fair value of the CVRs assumes that the PRL 15 2C Resources are equal to 7.1 tcfe. The fair value of the contingent consideration is calculated as US$278.1 million and is recorded as a financial liability.

F.

An adjustment of US$42.5 million to reflect amounts payable to key management of InterOil on a change of control event. These employees are entitled to a termination redundancy and the adjustment is the aggregate of payments due on termination per the terms of their employment contract.

G.	An adjustment of US$50.0 million to reflect the estimate of transaction costs incurred by InterOil associated with the acquisition of InterOil by Oil Search.

H.	An adjustment of US$29.0 million to reflect the accrual of transaction costs incurred by Oil Search associated with the acquisition of InterOil by Oil Search.

I.	An adjustment of US$10.0 million to reflect the fair value of rehabilitation obligations under the petroleum licences acquired.

J.

An adjustment of US$17 million to reflect the crystallisation of a contingent obligation for Oil Search’s initial acquisition of an interest in PRL 15 to the Pac LNG Sellers based on an estimated PRL 15 2C Resources volume of 7.1 tcfe.

K.	An adjustment of US$1,780.4 million to increase exploration and evaluation assets to reflect the fair value of the assets acquired. Equity balances of InterOil have been eliminated.

L.

An adjustment of US$1,286.2 million to reflect the reclassification of InterOil’s interest in petroleum licences acquired by Oil Search from non-current exploration and evaluation assets to current assets held for sale to reflect the sell down of approximately 60% of licence interests by Oil Search Ltd to Total S.A. following the execution of the Total MoU between the two companies.

M.	Equity balances of InterOil have been eliminated on acquisition by Oil Search.

N.

Adjustment for the purchase price receivable for the sale of InterOil’s interest in petroleum rental licences following the completion by Oil Search of the InterOil acquisition calculated as all fixed consideration payable under the Total MoU. The purchase price receivable is US$1,575.0 million and includes Total’s obligation to pay Oil Search for an interest in the petroleum licences, Total’s share of the CVRs above 6.5 tcfe, and a partial reimbursement of certain transaction costs and liabilities, as contemplated by the Total Transactions.

O.

An adjustment of US$1,286.2 million to decrease exploration and evaluation assets to reflect the sale of InterOil’s interest in petroleum retention licences under the Total Transactions following the completion of the Arrangement and a US$288.8 million gain realised on sale of the assets.

P.

An adjustment to the sale proceeds receivable from Total under the Total Sale Agreement based on the amended payment regime contemplated in the Total MoU. The amended payment regime provides that there will be no contingent resource payments, payment upon a final investment decision on the Papua LNG project and first cargo from the Papua

LNG Project as set out in the current form of the Total Sale Agreement. The amended payment terms contemplated by the Total MoU instead provide for US$141.6 million to be paid to Oil Search on 1 July 2017 and US$230 million upon the final investment decision for the Papua LNG Project. The adjustment is calculated as the present value of the payments due and results in a decrease in the existing receivable from Total of US$221.0 million.

Q.

A deferred tax liability of US$151.7 million has been recognised for the difference between the fair value of the exploration and evaluation assets and the estimated allowable exploration expenditure and will be reversed through expense as the underlying liability is incurred. No deferred tax liability has been recognised in relation to the exploration and evaluation assets that are classified as held for sale. No tax deduction is expected for the transaction costs and additional liabilities that have crystallised as part of the transaction.

R.	Reclassification of income generated from third party services from revenue to other income in accordance with Oil Search accounting policy.

S.

Reclassification of interest income and interest accretion associated with the change in the timing of the cash flows from the Total receivable from revenue to net finance (costs)/income in accordance with Oil Search accounting policies.

7.	PRO FORMA SHARE CAPITAL

		December 31, 2015
	Number	US$
Oil Search common shares outstanding	1,522,692,587	3,147,340,000
Oil Search common shares issued as part of the Arrangement	257,545,487	1,287,727,436
Total share capital	1,780,238,074	4,435,067,436

The Plan of Arrangement between Oil Search and InterOil provides InterOil Shareholders with a Cash Alternative for the share component, up to a total of US$770 million. The assumption is InterOil Shareholders will elect to take up the full cash alternative of US$770 million.

8.	PRO FORMA EARNINGS PER SHARE

For the purposes of the unaudited pro forma condensed consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares which would have been outstanding as at December 31, 2015, after giving effect to the Arrangement as if it had occurred on January 1, 2015.

December 31, 2015
Oil Search common shares outstanding	1,522,692,587
Oil Search common shares issued as part of the Arrangement	257,545,487
Pro forma weighted average Oil Search common shares outstanding - Basic	1,780,238,074
Pro forma weighted average Oil Search common shares outstanding - Diluted	1,780,238,074
Pro forma Oil Search earnings per share - basic	(11.99 cents)/share
Pro forma Oil Search earnings per share – diluted	(11.99 cents)/ share

SCHEDULE J

PRL 15 FIELDS

Set out below is an extract of Annex 2 of the Total Sale Agreement. The following is and extract only and is subject to and qualified in its entirety to the full text of the Total Sale Agreement.

PRL 15 Area

PRL15 Fields

PRL 15 Fields Descriptions

The PRL 15 Fields are part ,of the Late Oligocene to Miocene aged carbonate reservoir rocks comprised of deep water, platform and shallow reefal limestones sealed by Orubadi Formations marls and argillaceous clastics.

The areal extent of the Elk and Antelope fields based on current knowledge are portrayed on figure 1 below which represents hydrocarbon bearing and potentially hydrocarbon bearing Miocene carbonate penetrated by the Elk and Antelope wells drilled to the date of this Agreement.

Elk Field

The Elk Field is the petroleum bearing limestones intersected in the Elk-1 well and delineated by the Elk-2 well. The top of the reservoirs section and petroleum water contact is listed in Table 1 and the typical log response is shown on the Elk-1 and Elk-2logs in figure 2.

Any petroleum encountered in future wells in the Elk Field or its lateral components that is in Pressure Communication with petroleum in the Elk-1 or Elk-2 wells will also be considered part of the Elk Field. Any petroleum encountered outside the Elk Field but in Pressure Communication with wells that are part of the Elk Field will also be considered part of the Elk Field.

Antelope Field

The Antelope field is the petroleum bearing limestones intersected in the Antelope-1, Antelope-2 and Antelope-3 and Elk 4 wells. The top of the reservoirs section and petroleum water contact is listed in Table 1 and the typical log response is shown on the Antelope I, 2 and Elk 4 logs in figure 3.

Any petroleum encountered in future wells on the Antelope Field or its lateral components that is in Pressure Communication with petroleum in the Antelope-1, Antelope-2, Antelope-3 or Elk-4 wells will also be considered part of the Antelope Field. Any petroleum encountered outside the Antelope Field but in Pressure Communication with wells that are part of the Antelope Field will also be considered part of the Antelope Field.

Pressure Communication means with respect to any accumulation of petroleum, that:

(a)	such an accumulation has petroleum bearing sediments which are in direct and continuous petroleum contact with the Elk Field or Antelope Field as necessary;

(b)	such an accumulation belongs to the same petroleum pressure regime as the Elk Field or Antelope Field with which it is in such direct and continuous petroleum contact; and

(c)

the composition of the petroleum of such accumulation is consistent with the composition of the petroleum of the Elk Field or Antelope Field, as applicable, with which it is in such direct and continuous petroleum contact.

Formation Tops and Gas Water Contacts

		Table 1: InterOil Interpretation

	Elk-1	Elk-2	Antelope-1	Antelope-2	Antelope-3	Elk-4
Top of carbonates (meters sub sea)	1561	2263	1551	1688	1527	2039
Gas Water Contact (meters sub sea)	2248	2248	2224	2224	2224	2224

		Table 1: TOTAL Interpretation

	Elk-1	Elk-2	Antelope-1	Antelope-2	Antelope-3	Elk-4
Top of carbonates (meters sub sea)	1555	2268	1553	1688	1527	1555
Well TD (meters sub sea)	1749	3242	2506	2315	2459	1749
Gas Water Contact (meters sub sea)	2263	2263	2214	2214	2214	2263

Figure 1:PRL15 Fields Areal Extent

Figure 2:Elk Field Type Logs

Figure 3:Antelope Field Type Logs

SCHEDULE K

CERTIFICATION INSTRUCTIONS

Set out below is an extract of Part 1 of Schedule 5 of the Total Sale Agreement. The following is and extract only and is subject to and qualified in its entirety to the full text of the Total Sale Agreement.

Certification Instructions

Part 1	Interim Resource Instruction [#-date]

[# - [Certifier and address]

[#- Attention: #]

Dear Sirs

Certification study of Contingent Hydrocarbon Gas and Condensate Resources Elk and Antelope Fields within petroleum retention license 15, Papua New Guinea

TOTAL Holdings International B.V. (the Instructor), on behalf of TOTAL Holdings International B.V. and SPI (208) Limited (the Instructing Parties), hereby instructs and requests you to undertake a certification study of the contingent gas and condensate resources within the Elk and Antelope Fields located within the area of petroleum retention license 15, in Papua New Guinea, as set out in this letter of instruction.

1.	Standards and Definitions

Your certification should be conducted in accordance with:

(A)

the Petroleum Resources Management System sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council and Society of Petroleum Evaluation Engineers (PRMS); and

(B)

the Guidelines for Application of the Petroleum Resources Management System November 2011 sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council, Society of Petroleum Evaluation Engineers and Society of Exploration Geophysicists (PRMS Guidelines).

Definitions that apply in the PRMS, as defined in Appendix A of the PRMS - Glossary of Terms Used in Resource Evaluations, of the PRMS, also apply in this letter of instruction.

In addition, the following definitions apply (in priority to the PRMS to the extent of any inconsistency) in this letter of instruction unless the context requires otherwise.

Antelope Field means the gas field known as the “Antelope field” within PRL15, described in Part 1 of the Schedule to this letter of instruction.

Elk Field means the gas field known as the “Elk field” within PRL15, described in Part 2 of the Schedule to this letter of instruction.

Hydrocarbon Gas means Natural Gas other than Condensate and non-hydrocarbon compounds.

MMbbl means million barrels at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

PRL15 means petroleum retention licence number 15 granted under the Oil and Gas Act, and any tenement or right derived from petroleum retention license number 15 or that covers, relates to or is connected with or in respect of all or any portion of the area within the external boundaries of petroleum retention license number 15 as at I January 2014.

PRL15 Fields means the Elk Field and the Antelope Field, and includes either of them.

Raw Gas means Natural Gas, including Condensates and non-hydrocarbon compounds.

scf means standard cubic foot at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

tcf means trillion scf.

2.	Resources Certification and Methodology

You are instructed to certify and report in writing addressed to the Instructing Parties, as at the date of your certification report:

(A)	the Estimated Ultimate Recovery of Contingent Resources of Raw Gas and Hydrocarbon Gas from the PRL15 Fields, at IC, 2C and 3C estimate levels, in tcf rounded to two decimal places; and

(B)	the Estimated Ultimate Recovery of Contingent Resources of Condensate from the PRLI5 Fields, at IC, 2C and 3C estimate levels, in MMbbl rounded to zero decimal places.

In undertaking your study and certification and in preparing your certification report, you are instructed to employ a deterministic methodology. With such deterministic approach, which is the most commonly used one for contingent resources, estimates are assigned to each category (1C / 2C / 3C), using the most suitable dataset of parameters, taking into account the nature and amount of reliable geological, geophysical and engineering data, and also your own judgment and experience by applying the most suitable methodologies and workflows.

Condensate estimates should be based on stabilized Condensate that will meet Reid Vapor Pressure specifications for an atmospheric storage tank.

In preparing your certification report you are to act as an expert and not as an arbitrator, and subject to this letter of instruction you may adopt such procedures as you see fit.

3.	Assumptions

In undertaking your study and preparing your certification report, you may make such assumptions as your believe are appropriate. These should be described in your certification report.

4.	Relationship with Instructing Parties

The Instructing Parties have entered into binding agreement with each other (and others) in respect of certain transactions involving PRL 15. Under that agreement:

(A)

each of the Instructing Parties must assist you to provide your certification report by providing such data or information (including raw, analysed and processed data and interpretive data and assessments) as you may reasonably require, and in any event may each provide to you such data or information (including raw, analysed and processed data and interpretive data and assessments) as they believe will assist you, whether or not requested or required by you; and

(B)	none of the Instructing Parties are restricted in their communications with you (other than as set out in section 6 below), provided that:

(i)	they must each act reasonably in such communication and not seek unduly to influence you in the preparation of your certification report;

(ii)

any written communications, including electronic communications, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must be copied to the appropriate representatives of each other Instructing Party; and

(iii)

any verbal communications, including by electronic means or face to face, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must involve appropriate representatives of all of the Instructing Parties, and adequate notice of any such proposed communications must be given such as to allow all persons as should appropriately participate in the communications a reasonable opportunity to so participate.

The Instructor will be responsible for your fees, and will be reimbursed by the Instructing Parties as they have agreed between themselves.

5.	Timing

You are asked to provide your certification report as soon as reasonably practicable, and in any event within 90 days, after you receive this letter of instruction.

It is of importance to the Instructing Parties that your certification report is received within this period. Nonetheless, it is recognized that circumstances outside your control may cause delays that prevent this being achieved. You are asked to keep the Instructor fully informed as to the progress of your study, and to inform the Instructor immediately of any circumstances that may lead to any delay (and also the likely period of delay) in the completion of your study and the delivery of your certification report outside the time period above.

6.	Issue of Final Draft Report and Instructing Parties Submissions

You are instructed:

(A)	to provide to each Instructing Party simultaneously a final draft of your certification report for comment before your certification report is given;

(B)

that after the provision to the Instructing Parties of your final draft certification report, none of them or any of the affiliates or representatives are to have any communications with you other than as set out below;

(C)

to allow the Instructing Parties a period of 14 days from the provision to them of your final draft certification report for them to make formal written submissions to you in respect of your final draft certification report, and a copy of any such submissions received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the submissions);

(D)

if any submissions are so received, to allow the Instructing Parties a further period of 7 days from the earliest of the date submissions have been received from all of the Instructing Parties and the date that is 14 days from the provision to them of your final draft certification report, to make formal written submissions in response to any written submissions made by any Instructing Party (but not new submissions), and a copy of any such response submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the response submissions);

(E)

if any response submissions are so received, to allow the Instructing Party that made the submissions to which the response submissions relate a further period of 7 days from the date that the response submissions were provided to such Instructing Party, to make formal written submissions in rebuttal to such response submissions, and a copy of any such rebuttal submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the rebuttal submissions);

(F)

to consider and take into account any such formal written submissions, response submissions and rebuttal submissions that you may receive within the relevant periods as above, and to amend your final draft certification report as you consider appropriate having regard to such submissions, response submissions and rebuttal submissions; and

(G)

then to provide your certification report as soon as reasonably practicable, and in any event within 7 days, after all the periods for the making submissions, response submissions and rebuttal submissions as above have lapsed.

7.	Receipt of Information from Instructing Parties

While, as above, the Instructing Parties will be providing you with data or information and will not (as between themselves) be restricted in their communications with you, the 90 days deadline for the delivery of your certification report is paramount. You must obviously use your discretion as to what data or information you need to complete your study and to deliver your certification report. However, you are instructed to cease accepting new data or information to the extent that the 90 days deadline for the provision of your certification report would be compromised if you were to accept, and properly analyze and take account of the data or information, in completing your study and preparing your certification report.

If the flow of data or information from the Instructing Parties is such (whether too little, too great or inconsistent) as to be likely to delay the provision of your certification report beyond the 90 days deadline, you are asked to inform the Instructor promptly.

We look forward to receiving your certification report.

Yours faithfully

SCHEDULE L

CHARTER OF THE CERTIFICATION SUBCOMMITTEE AND TERMS OF REFERENCE

PART A:

1.0	Role of the Committee

The Certification Subcommittee (the Committee) is established by the Board of Oil Search Limited (the Company) under its constitution and as contemplated by the Arrangement Agreement (the Arrangement Agreement) dated 20 May 2016 between InterOil Corporation (InterOil) and the Company, and the CVR Agreement as defined in the Arrangement Agreement. Unless the context requires otherwise, definitions that apply in the CVR Agreement also apply in this Charter.

The role of the Committee is to oversee the Interim Resource Certification and the determination of the PRL 15 2C Resources, including to oversee the preparation by the Company technical team of submissions and data to the independent expert certifiers whose reports will comprise the Interim Resource Certification.

This Charter records governance and procedural matters for the Committee.

In addition, InterOil and the Company have agreed terms of reference (Terms of Reference) to guide the Committee.

2.0	Responsibilities

The Committee will have the responsibilities contemplated by the Arrangement Agreement and the CVR Agreement.

SPI (208) Limited (SPI 208) has delegated or will delegate to the Committee all powers and decisions relating to the Interim Resource Certification as contemplated by clause 10(a) of the CVR Agreement.

The Committee is responsible for, and will oversee the Company’s technical team (and any external experts or consultants approved by the Committee) that prepares, the submissions and data for delivery to the independent expert certifiers whose reports will comprise the Interim Resource Certification, including compliance by SPI 208 with its obligations under Part 6 of Schedule 4 of the Total Sale Agreement.

The Committee Chair will provide a monthly report to the Note Trustee as contemplated by the CVR Note Trust Deed.

The Committee, in undertaking its role, must have regard to the interests of CVR Noteholders in the accurate assessment of the volume of the PRL 15 2C Resources.

Each member of the Committee must act in good faith in performing his or her duties as a member of the Committee as contemplated by the CVR Agreement.

3.0	Composition and Chair

The composition of the Committee, and its Chair, will be as set out in clause 5.13(c) and clause 5.13(e) of the Arrangement Agreement.

4.0	Meetings and Procedure

The Committee must meet as often as the Committee members deem necessary to fulfill the Committee’s responsibilities.

Any Committee member may call a meeting of the Committee.

A written notice confirming the date, time, venue and agenda of a Committee meeting must be forwarded by the Group Secretary to each member of the Committee at least a week prior to the date of the Committee meeting. The written notice must include all relevant supporting papers for the agenda items to be discussed.

The Chair of the Committee will report the deliberations of each meeting of the Committee to the Board no later than at the subsequent Board meeting.

Where practicable, copies of agreed minutes of Committee meetings will be circulated to all Directors.

The quorum is all members of the Committee present either in person or by telephone or video link.

All decisions of the Committee will be approved by a majority vote of the Committee members.

The Group Secretary or a delegate of the Group Secretary will attend Committee meetings and act as secretary of the Committee.

With the prior approval of the Committee, any member of the Committee may invite any Company executive or senior management team member, or an appropriately qualified external consultant, to attend a meeting of the Committee.

Subject to section 3 of this Charter, clause 21.13 of the Company’s Constitution applies in respect of the Committee and its meetings.

5.0	Resourcing

The Committee will be provided with adequate financial and other support sufficient to allow it to perform its functions as contemplated by the CVR Agreement and to have the benefit of paragraphs 4 and 6 of the instruction letters contemplated by Schedule 5 of the Total Sale Agreement in respect of the Interim Resource Certification, including office and administrative support, access to appropriate technical data (including the daily drilling reports and other reports issued by the operator of the PRL15 joint venture in connection with the Antelope-7 well), access to expertise (including secondees or independent consultants if required) and such other support as the Committee may reasonably request.

PART B:

Terms of Reference

1.0	Introduction

A Certification Subcommittee (the Committee) is established as a committee of the Board of Oil Search Limited (Oil Search) under its constitution and as contemplated by the Arrangement Agreement (the Arrangement Agreement) dated 20 May 2016 between InterOil Corporation (InterOil) and Oil Search, and the CVR Agreement as defined in the Arrangement Agreement. Unless the context requires otherwise, definitions that apply in the CVR Agreement also apply in these Terms of Reference.

SPI (208) Limited (SPI 208) has delegated all powers and decisions relating to the Interim Resource Certification as contemplated by clause 10(a) of the CVR Agreement to the Committee.

These Terms of Reference set out guidance for the Committee in the discharge of its role.

These Terms of Reference may be amended by a majority decision of the Committee.

2.0	Role

2.1	General

As contemplated by the Arrangement Agreement and the CVR Agreement, the Committee is responsible for:

•	managing the rights and obligations of SPI 208 under the Total Sale Agreement in connection with the Interim Resource Certification and the determination of the volume of the PRL 15 2C Resources;

•

the preparation of submissions and data for delivery to the independent expert certifiers whose reports will comprise the Interim Resource Certification (the Expert Certifiers), including compliance with the obligations of SPI 208 under Part 6 of Schedule 4 of the Total Sale Agreement; and

•	providing periodic reporting of such activities in paragraph (b) to the Note Trustee, including as contemplated by clause 11(j) of the CVR Agreement,

and in undertaking its role the Committee must have regard to the interests of Noteholders in the accurate assessment of the volume of the PRL 15 2C Resources.

2.2	Specific matters

Without limitation to clause 2.1, the Committee will:

•	at its first meeting:

•	consider and adopt a work program (the Work Program) for the discharge of its role, which may be amended or modified by the Committee from time to time;

•

consider any matters that may be relevant to the accurate assessment of the volume of PRL 15 2C Resources, including what data or information may reasonably be required from the Operator of PRL 15 generally or in respect of the Antelope 7 appraisal well within PRL 15;

•

approve, and arrange for the issue of, an invitation to the InterOil technical team (which is in place before the Effective Date under the Arrangement Agreement), and any other parties determined by the Committee, to present to the Committee on the volume of resources within the Elk and Antelope fields within PRL 15; and

•	consider any other matters in relation to the Interim Resource Certification that the Committee thinks are relevant to the discharge of its role;

•	implement the Work Program, including as it may be amended or modified by the Committee;

•	oversee such requests to the Operator of PRL 15 for the provision of joint venture data or information to the Committee as the Committee thinks may be required for it to properly discharge its role;

•

oversee the inclusion of any new joint venture data (including data from or in respect of the Antelope 7 appraisal well within PRL 15 acquired from the Operator of PRL 15) that, in the opinion of the Committee, may be required for the accurate assessment of the volume of PRL 15 2C Resources;

•	oversee the integration of any such new joint venture data within the existing data set;

•	select an Expert Certifier pursuant under the Total Sale Agreement;

•	review the Expert Certifiers’ work for compliance with the Total Sale Agreement and the instructions given to the Expert Certifiers under the Total Sale Agreement (the Certification Instructions);

•	approve for delivery to the Expert Certifiers the data and submissions under the Total Sale Agreement and the Certification Instructions;

•	approve the content and approach to be taken by the Oil Search technical team to the presentation of the data and interpretations to the Expert Certifiers; and

•	oversee the review and commentary on the final draft certification reports provided by the Expert Certifiers as contemplated by the Total Sale Agreement and the Certification Instructions.

L-4